Form 20-F/A
BIRCH MOUNTAIN RESOURCES LTD
filed 2001-02-07
CIK 1006224

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  FORM 20-F/A3


(Mark One)

[X] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

                                       or

[ ] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

         For the fiscal year ended ___________________

                                       or



[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

         For the transition period from _________________ to ________________

         Commission File Number 000-31645
                                ---------


                          BIRCH MOUNTAIN RESOURCES LTD.
                          -----------------------------
             (Exact Name of Registrant as Specified in its Charter)

                                 ALBERTA, CANADA
                 (Jurisdiction of Incorporation or Organization)

           3100, 205 - 5TH AVE. S.W., CALGARY, ALBERTA, CANADA T2P 2V7
                    (Address of Principal Executive Offices)


 Securities registered or to be registered pursuant to Section 12(b) of the Act:

                                      NONE

        Securities to be registered pursuant to Section 12(g) of the Act:

                                  COMMON SHARES
                                (Title of class)

              Securities for which there is a reporting obligation
                     pursuant to Section 15(d) of the Act:

                                      NONE

Indicate the number of outstanding shares of each of the registrant's classes of common stock as of the date of this registration:


                             As of February 1, 2001:

                            33,552,966 COMMON SHARES

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

                    (1) YES _X_ NO _____ (2) YES _____ NO _X_

Indicate by check mark which financial statement item the registrant has elected to follow.

                           ITEM 17 _X_  ITEM 18 _____

(APPLICABLE ONLY TO REGISTRANTS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PRECEDING FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) for the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

                                 NOT APPLICABLE

                                TABLE OF CONTENTS

                                                                                                                  Page #

DESCRIPTION OF THE BUSINESS..........................................................................................-1-
         Introduction................................................................................................-1-
                  General Development During Past Five Years.........................................................-2-
                           Mineral Exploration.......................................................................-2-
                           Exploration Research......................................................................-2-
                           Metallurgical Research....................................................................-2-
         Plan of Operation for 2000 and the First Six Months of 2001.................................................-3-
                  Principal Products and Markets.....................................................................-4-
                  Sales and Revenue During Past Three Years..........................................................-4-
         Special Characteristics of Operations or Industry...........................................................-4-
                  Contractual and Financing Risks....................................................................-4-
                  Technology Development Risk........................................................................-5-
                  Intellectual Property Protection...................................................................-5-
                  Exploration Risk...................................................................................-5-
                  Environmental......................................................................................-6-
                  Management.........................................................................................-6-
                  Shareholders Rights Plan...........................................................................-7-
                  Legal, Regulatory and Stock Exchange Listing Risks.................................................-7-
                  Gold and Precious Metal Pricing Risks..............................................................-8-

DESCRIPTION OF PROPERTIES............................................................................................-9-
         Metallurgical Laboratory....................................................................................-9-
         Core Laboratory.............................................................................................-9-
         Exploration Properties......................................................................................-9-
                  Alberta Properties.................................................................................-9-
                  Manitoba Properties...............................................................................-10-
         Prairie Gold Exploration...................................................................................-11-
                  Prairie Gold Model................................................................................-11-
                  Prairie Gold in Athabasca.........................................................................-11-
                  Prairie Gold in Dawson Bay........................................................................-14-

LEGAL PROCEEDINGS...................................................................................................-14-

CONTROL OF THE REGISTRANT/COMPANY...................................................................................-14-

NATURE OF THE TRADING MARKET........................................................................................-15-

EXCHANGE CONTROLS AND OTHER LIMITATIONS AFFECTING SECURITY HOLDERS..................................................-16-
         Canadian Exchange Controls.................................................................................-16-

TAXATION ...........................................................................................................-17-
         Disposition of Common Shares...............................................................................-18-
         Dividends..................................................................................................-18-
         Capital Gains..............................................................................................-19-
         United States Federal Income Tax Consequences .............................................................-19-
         U.S. Holders...............................................................................................-20-
         Distributions on Common Shares of the Company .............................................................-20-
         Foreign Tax Credit.........................................................................................-20-

         Disposition of Common Shares of the Company................................................................-21-

SELECTED FINANCIAL DATA.............................................................................................-21-
         Stock Based Compensation...................................................................................-24-
         Shares Held in Escrow......................................................................................-24-
         Recent Accounting Developments.............................................................................-24-
         Dividends..................................................................................................-25-

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
         OPERATIONS.................................................................................................-25-
         Liquidity and Capital Resources............................................................................-25-
         Results of Operations......................................................................................-27-
         Corporate Income and Expenses..............................................................................-28-

RISKS AND UNCERTAINTIES.............................................................................................-30-

DIRECTORS AND EXECUTIVE OFFICERS....................................................................................-30-
         Profiles of Directors and Executive Officers...............................................................-31-

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS....................................................................-32-

OPTIONS TO PURCHASE SECURITIES FROM REGISTRANT OR SUBSIDIARIES......................................................-32-
         Stock Option Grants........................................................................................-32-

INTEREST OF MANAGEMENT IN CERTAIN TRANSACTIONS......................................................................-33-

DESCRIPTION OF SECURITIES TO BE REGISTERED..........................................................................-34-
         Rights Plan................................................................................................-34-

DEFAULTS UPON SENIOR SECURITIES.....................................................................................-35-

CHANGES IN SECURITIES AND CHANGES IN SECURITY FOR REGISTERED SECURITIES.............................................-35-

FINANCIAL STATEMENTS................................................................................................-35-

FINANCIAL STATEMENTS AND EXHIBITS...................................................................................-35-

FORWARD-LOOKING STATEMENTS

The information presented in or incorporated by reference in this report includes both historical information and "forward-looking statements" (within the meaning of Section 27A of the Securities Act of 1933, as amended (the "Securities Act"), and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act")) relating to the future results of Birch Mountain Resources Ltd. (including projections and business trends), which involve risks and uncertainties. Except where the context indicates otherwise, "Company" means Birch Mountain Resources Ltd., its predecessors and subsidiaries.

Numerous factors could cause actual results to differ materially from those in the forward-looking statements, including without limitation the risk of developing new technology, protection of intellectual property, exploration and development of mineral properties and related activities, the ability to finance future exploration and development, market prices for precious metals, the ability to produce and market precious metals, the actions of government authorities including increases in taxes, changes in environmental and other regulations, and changes in government, and the dependence upon the abilities and continued participation of certain key employees of the Company.

Reference should be made to "Risk Factors". As a result of the foregoing and other factors, no assurance can be given as to future results, levels of activity and achievements.

Investors are cautioned not to put undue reliance on forward-looking statements, and should not infer that there has been no change in the affairs of the Company since the date of this report that would warrant any modification of any forward-looking statement made in this document or other documents filed periodically with securities regulators. All subsequent written and oral forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by this notice. The Company disclaims any intent or obligation to update publicly these forward-looking statements, whether as a result of new information, future events or otherwise.

CURRENCY AND EXCHANGE RATES

All dollar amounts set forth in this Registration Statement are in Canadian dollars, except where otherwise indicated. The following table sets forth (i) the exchange rates for the Canadian dollar, expressed in U.S. dollars, in effect at the end of each of the financial periods indicated; (ii) the average exchange rates based on the last day of each month during such periods; and (iii) the high and low exchange rates during such periods, in each case based on the noon buying rate in New York City for cable transfers in Canadian dollars, as certified for customs purposes by the Federal Reserve Bank of New York.


                  NINE MONTHS       FISCAL YEAR       FISCAL YEAR       FISCAL YEAR      FISCAL YEAR       FISCAL YEAR
                  ENDING            ENDING            ENDING            ENDING           ENDING            ENDING
                  SEPTEMBER 30,     DECEMBER 31,      DECEMBER 31,      DECEMBER 31,     DECEMBER 31,      DECEMBER 31,
                  2000              1999              1998              1997             1996              1995

END OF PERIOD     1.5009            1.4720            1.5333            1.4305           1.3702            1.3641

HIGH FOR          1.5140            1.4720            1.5685            1.4305           1.3865            1.4267
PERIOD

LOW FOR           1.4310            1.4512            1.4198            1.3470           1.3287            1.3278
PERIOD

AVERAGE FOR       1.4716            1.4920            1.4835            1.3846           1.3636            1.3726
PERIOD

                          GLOSSARY OF SIGNIFICANT TERMS

Certain terms and their usage used throughout this Registration Statement are defined below.


ALTERATION                          A change in the mineralogical make-up in the
                                    rock brought about by physical or chemical means; for example, by reactions with brines.

ANOMALOUS                           A value that is unusually elevated compared
                                    to other values in the same data set.

ASSAY OR FIRE ASSAY                 A high-temperature process involving the
                                    melting of a rock to determine its metal content.

BASEMENT The part of the Earth's crust that occurs beneath a cover of sedimentary rocks.

BASIN OR SEDIMENTARY BASIN          A large depressed area in the Earth's crust
                                    in which sedimentary rocks have accumulated.

BIOCLASTIC                          A sedimentary rock composed of fragments of
                                    biological components such as shells.

BRINE                               Water with a high content of dissolved
                                    salts.

CAMBRIAN The geological time period between about 570 and 500 million years ago.

CANADIAN SHIELD                     Area of surface exposure of Precambrian
                                    rocks in Quebec, Ontario, Manitoba,
                                    Saskatchewan, northeastern Alberta,
                                    Northwest and Nunavut Territories.

CARBONATE                           A sedimentary rock composed of minerals
                                    containing carbon and oxygen in the form of carbonate (CO(3)); for example, limestone.

CLASTIC A sedimentary rock composed of fragments of pre-existing rocks; includes sandstones, siltstones and shales.

CRETACEOUS                          The geological time period between about 135
                                    and 65 million years ago

DEVONIAN The geological time period between about 410 and 360 million years ago.

ELECTRIC LOG OR E-LOG               A graphic or digital record of the measured
                                    electrical properties of rocks in a drill hole, recorded as a function of depth.

EVAPORITE                           A sedimentary rock containing minerals
                                    formed from the evaporation of marine and non- marine waters.

EXTRACTION                          A chemical or physical process by which a
                                    metal or mineral is separated and removed from a host rock.

FAULT A discrete surface separating two rock masses which have moved past one another.

FORMATION OR GEOLOGICAL FORMATION   A body of rock having easily recognizable
                                    boundaries and properties that allow it to be identified in the field without resorting to microscopic or chemical analyses.

GRADE The relative quantity of ore-mineral content in a mineralized body, e.g. grams of gold per tonne or rock or percent of copper.

HECTARE A metric measurement of area equivalent to 10,000 square meters or 2.4711 acres.

IGNEOUS A rock that has cooled and solidified from a melt.

KILOMETRE                           A metric measure of length: one kilometre is
                                    equivalent to 1000 metres or 0.6214 miles.

LIMESTONE                           A rock predominantly composed of the mineral
                                    calcite (calcium carbonate (CaCO(3))

LINEAMENT                           A linear topographic or geophysical feature.

MAGMATIC                            A process involving molten rock.

MESOSOIC ERA                        The major geological time period between
                                    about 65 and 240 million years ago.

MICROPARTICULATE                    Composed of or comprising particles on the
                                    order of 0.1 to 100 micrometres in size.

MINERAL DEPOSIT                     A body of rock enriched in naturally
                                    occurring minerals of potential commercial value.

MINERAL A naturally occurring homogeneous substance having fixed physical properties and chemical composition and a defined crystal form.

MINERALIZATION                      The process of formation of minerals in a
                                    specific area or geological formation.

MINERAL PROPERTIES OR MINERAL       The right to explore and/or mine granted by
PROPERTY                            a government pursuant to one or more of a
                                    claim, contract of work, special exploration permit, mineral lease or mineral permit.

NANOPARTICULATE                     Composed of or comprising particles on the
                                    order of 0.1 to 100 nanometres in size.

OIL SAND DEPOSIT                    A porous body of sandstone containing liquid
                                    hydrocarbons or bitumens.

ORDOVICIAN                          The geological time period between about 500
                                    and 435 million years ago.

PALEOZOIC ERA                       The major geological time period between
                                    about 240 and 570 million years ago.

PRAIRIE GOLD MODEL                  An exploration model postulating the origin
                                    of microparticulate precious and
                                    non-precious metals observed in rocks from the Athabasca region of Alberta and the Dawson Bay area of Manitoba. In this model, metals are carried in brines of sedimentary origin and are deposited where oxidation-reduction reactions cause the metals to precipitate.

PRECAMBRIAN ERA                     The major period of geologic time before
                                    570 million years ago.

PRECIOUS METALS                     A group of unoxidizable metals of
                                    relatively high economic value; includes silver, gold, platinum and palladium.

RECOVERY The percentage of valuable metal in the ore that is recovered by metallurgical treatment.

SEDIMENTARY ROCK                    A rock originating from the weathering of
                                    pre-existing rocks which is deposited in layers on the Earth's surface by air, water or ice.

STRUCTURE                           The physical arrangement of rock related to
                                    its deformation by, for example, faulting.

TAILINGS The material removed from the milling circuit after separation of the valuable metals.

TERTIARY The major geological time period between about 65 and 2 million years ago.

TIER 1 COMPANY                      The Canadian Venture Exchange Inc.
                                    currently classifies issuers into two
                                    different tiers based on standards including historical financial performance, stage of development and financial resources of the issuer. Tier 1 is the Exchange's premier tier and is reserved for the Exchange's most advanced issuers with the most significant financial resources.

TROY OUNCE                          Unit of weight measurement used for all
                                    precious metals. The familiar 16 ounce
                                    avoirdupois pound equals 14.583 troy ounces.
                                    One troy ounce is equivalent to 31.1034
                                    grams.

UNMETAMORPHOSED                     Refers to rocks that have not undergone
                                    metamorphism, where metamorphism is the
                                    process by which the mineralogy and textures of a rock changes during deep burial or by contact with igneous rocks at high temperature and/or pressure.

U.S.                                Refers to the United States of America.

WESTERN CANADIAN SEDIMENTARY        A large area of sedimentary rock in western
BASIN                               Canada covering much of Manitoba,
                                    Saskatchewan, Alberta and the western
                                    Northwest Territories where sediments of late Precambrian through Tertiary age were deposited on rocks of the Precambrian
                                    Shield.

CONVERSION FACTORS:                 1 Troy ounce     =     31.1034 Grams
                                    1 Tonne          =     1.1023 Short tons
                                    1 Tonne          =     2204.6 Pounds
                                    1 oz/ton         =     34.3 grams per tonne
                                    1 Hectare        =     2.4711 Acres
                                    1 Kilometre      =     0.6214 Miles
                                    1 Metre          =     3.28084 Feet
                                    1 micrometre     =     0.000001 metre
                                    1 nanometre      =     0.000000001 metre
                                    1 inch           =     25,400 micrometers
                                    1 inch           =     25,400,000 nanometers

SYMBOLS:                            Au               =     Gold
                                    g/t              =     Gram per tonne
                                    oz/ton           =     Troy ounce per ton
                                    PGM              =     Platinum group metals

                                     PART 1

ITEM 1:           DESCRIPTION OF THE BUSINESS

A.       INTRODUCTION

The principle activity of Birch Mountain Resources Ltd. (the "Company" or "Birch") is the development of methods to economically recover a previously unreported form of naturally occurring precious and non-precious metals from the Company's mineral properties.

Birch is also an exploration stage company engaged in the search for commercially viable deposits of precious and non-precious metals. The Company has no assurance that such a commercially viable ore deposit exists in any of its mineral properties.

The Common Shares of Birch Mountain Resources Ltd. were listed on The Alberta Stock Exchange (now the Canadian Venture Exchange Inc.) ("CDNX") on January 31, 1995. On July 4, 1995, Birch Mountain Resources Ltd. completed the purchase of all of the issued and outstanding securities of Birch Mountain Minerals Ltd., a private Alberta company which held certain mining exploration interests in Alberta and British Columbia.

Birch Mountain Resources Ltd. was incorporated by Certificate of Incorporation issued pursuant to the provisions of the Business Corporations Act (Alberta) on October 25, 1994. Birch Mountain Resources Ltd. and Birch Mountain Minerals Ltd. merged under the name Birch Mountain Resources Ltd., pursuant to a Certificate of Amalgamation issued pursuant to the provisions of the Business Corporations Act (Alberta) on December 31, 1995.

The Company has one active, wholly owned subsidiary, Dawson Bay Minerals Inc. ("Dawson Bay"), a company incorporated pursuant to the Corporations Act (Manitoba) on October 24, 1996 with a registered office located at 2200, 201 Portage Avenue, Winnipeg, Manitoba, R3B 3L3. Unless the context requires otherwise, whenever the words "Company" or "Birch" are used, they will include Dawson Bay.

The Company's head office is at 3100, 205 Fifth Avenue S.W., Calgary, Alberta T2P 2V7. The principal contact persons are Mr. Douglas J. Rowe, President & CEO,
(403) 262-1838, Fax (403) 263-9888 e-mail: rowed@birchmountain.com or Mr. Donald
L. Dabbs, Vice President & CFO, (403) 262-1838, Fax (403) 263-9888 e-mail:
dabbsd@birchmountain.com.

The Company's Common Shares trade in Canadian dollars on the CDNX under the trading symbol BMD. The Company trades no other class of shares other than Common Shares without par value.

Birch holds Metallic and Industrial Mineral Permits ("Mineral Permits") and Metallic and Industrial Mineral Leases ("Mineral Leases") in the Province of Alberta totaling approximately 2.5 million acres. Dawson Bay holds Special Exploration Permits in the Province of Manitoba totaling approximately 200,000 acres.

Birch undertakes geological and metallurgical research as part of its exploration activities. Geological research has worked towards improving the Prairie Gold Model. Metallurgical research has been directed towards improving analytical methods and developing extraction and recovery processes for microparticulate and nanoparticulate metals on the Company's Mineral Permits and Mineral Leases. Because geological and metallurgical research is conducted as an integral and necessary part of Birch's exploration, the Company has had no segregated expenditures dedicated to research and development over the past three years. The Company estimates that the following amounts have been expended on research related activities during each of the Corporation's last three fiscal years: in 1997 - $170,000 in 1998 - $285,000 and in 1999 - $890,000. Through its geological and metallurgical research efforts, Birch has identified a previously unreported form of natural, non- precious nanoparticulate metal in rocks from its Athabasca mineral property. Birch has developed proprietary processes to extract this nanoparticulate metal from these rocks and has sought protection for this intellectual property by filing a U.S. patent application. There is no assurance that Birch's processes will be economically viable until appropriate tests using large tonnage samples demonstrate complete technical and economic feasibility.

The information in this Registration Statement is current as of September 30, 2000, except where otherwise indicated. In this Registration Statement, any references to dollars or "$'s" refers to Canadian dollars unless specifically stated otherwise.

GENERAL DEVELOPMENT DURING PAST FIVE YEARS

Mineral Exploration

Initially, the business of the Company was primarily the acquisition and exploration of mineral properties. The Company started business with mineral properties in northeastern Alberta and British Columbia, and acquired additional mineral rights in the Yukon Territories, the Republic of Indonesia, Saskatchewan and Manitoba. From 1995 to 1998 the Company undertook exploration work on all of these mineral properties, but relinquished the land in British Columbia, the Yukon Territories, Saskatchewan and Indonesia as these mineral properties were determined by Birch not to meet its criteria for further exploration. The Company continues exploration work on its 2.7 million acres (1.12 million hectares) of Mineral Leases and Mineral Permits in Alberta and Special Exploration Permits in Manitoba.

Exploration Research

Originally, Birch's research activities were directed towards developing the Prairie Gold Model, a new mineral exploration model explaining a possible process leading to the deposition of unusual occurrences of microparticulate gold and other precious and non-precious metals in rocks from Birch's Athabasca and Dawson Bay mineral properties. An early version of this geological model was developed at the Geological Survey of Canada in partnership with Birch and other mineral exploration companies. The Prairie Gold Model guides Birch's exploration for metals on its Athabasca and Dawson Bay mineral properties.

Metallurgical Research

As an outgrowth of its research related to improving the Prairie Gold Model, Birch has developed new technology for the analysis and extraction of microparticulate and nanoparticulate metals. Microparticulate gold and other precious and non-precious metals were first reported in rocks from the Athabasca region by the Geological Survey of Canada in 1994, based on the detection of these metals by electron imaging and x-ray analysis. Since this time, Birch and other companies and researchers have used the same techniques to examine surface rock and drill core samples from this area. The results of these studies have identified multiple locations on Birch's Athabasca Mineral Permits and Mineral Leases where micropaticulate precious and non-precious metals occur in the rock. Birch believes that the diverse elemental assemblage documented within these rocks is indicative of a previously unknown type of mineral deposition process. Birch also has evidence that suggests that conventional methods for determining metal concentrations are ineffective in detecting the metals shown by electron imaging to be present in these rocks.

In 1999, Birch established its own metallurgical laboratory to conduct proprietary research into the analysis and recovery of precious metals from its Athabasca and Dawson Bay mineral properties. Material properties research is also conducted using advanced analytical equipment available in industry, university and government research laboratories. The goals of this work are to identify and characterize the specific forms of metals present so that effective analytical, extraction and recovery processes can be designed and tested.

Birch believes that the extremely small size of the metals in rocks from Athabasca has a profound impact on both their physical and chemical behavior. Furthermore, Birch's material properties research has identified what it believes to be the first documented occurrence of natural nanoparticulate metal in rocks from its Athabasca mineral property. By handling and treating the rock in accordance with the properties of the contained metals, Birch has been able to extract nanoparticulate metal from the rock into solution. Birch has filed a U.S. patent application to protect its intellectual property related to the extraction of this newly identified form of natural metal. This technology is still under development; it has not been independently verified; and its commercial significance has not been determined. Birch's success in finding a commercially viable mineral deposit, a reserve within Birch's mineral permits and leases, depends not only on locating sufficient microparticulate gold, platinum etc., but also upon the economic recoverability of these metals.

Research related to nanoparticulate metals is on-going, and results demonstrate that Birch can successfully produce nanoparticulate metal concentrates at the bench scale. The results of Birch's analytical method development program, however, show that additional work is required before Birch is able to generate reproducible measurements of the metal concentrations in solutions containing nanoparticulate metals. Bulk and/or pilot testing, which are essential in evaluating the economic feasibility of the research, cannot be done until a method for quantitative determination of nanoparticulate metal concentrations is developed and verified.

Birch believes that its research activities may provide new ways to focus exploration on its existing mineral properties and may be applicable to similar rocks in other sedimentary basins. Therefore, Birch's continuing research program may lead to additional discoveries elsewhere in the world and the development of new intellectual property.

Birch believes that its discovery may have applications beyond metals exploration and will direct some of its research activities to identifying additional opportunities.

PLAN OF OPERATION FOR THE NEXT YEAR

Birch will continue work related to developing and improving its mineral extraction and measurement technology in the Company's lab, with verification of results in independent research laboratories. The Company is in the process of establishing a Scientific Advisory Board composed of senior scientists from industry and academia. As the nature of the science undertaken by the Company is relatively new, most of the expertise in the area of nanomaterials science and technology resides in academic research institutes. The initial members of the Scientific Advisory Board are expected to be associated with universities.

The primary functions of the Scientific Advisory Board will be:

o to provide independent advice to the Board of Directors on scientific matters,

o        to advise management on the Company's scientific program, and

o to provide a liaison role with scientific institutions and researchers on specific technical activities.

Birch will continue studies using the electric logs and geochemical analyses of core from over five hundred wells drilled by Birch and oil sands companies that hold overlapping mineral interests. The core and e-logs have been provided to Birch under the terms of the cooperation agreements with oil sands companies that hold overlapping mineral rights, more fully described in Item 2: Description of Properties. These analyses will be used, in conjunction with other analytical results, to focus future exploration drilling to areas of alteration and elevated metal content in the Devonian limestone.

The Company does not currently plan to initiate its own field-drilling program in the first six months of 2001. This, however, may change depending on the results of on-going geological and laboratory analyses.

PRINCIPAL PRODUCTS AND MARKETS

The Company has no mineral production.

SALES AND REVENUE DURING PAST THREE YEARS

The Company has had no sales from production, and has only received $390,000 from the sale of exploration data plus incidental interest and other minor revenue.

B.       SPECIAL CHARACTERISTICS OF OPERATIONS OR INDUSTRY

CONTRACTUAL AND FINANCING RISKS

The Company holds large land blocks under Special Exploration Permits, issued by the Government of Manitoba, and Mineral Permits and Mineral Leases issued by the Government of Alberta. The terms and conditions of Special Exploration Permits and Mineral Permits require a prescribed level of exploration expenditures for each two year period in order to continue to hold the rights to explore the land. Mineral Leases require an annual rental payment in order to hold the leases in good standing. The Company currently has the financial resources to hold its exploration land held under Mineral Permits in good standing for two years from the date of the previous assessment filing, that occurred on February 11, 2000. Land held under Mineral Permits in Alberta will require exploration assessment filings with the Alberta Government in the year 2002 valued at $10.56 million if the Company elects to continue to hold all of the land. An Exploration Assessment Report is filed with the government that documents the work, results and money spent on exploration conducted by the Company. During a two-year period on lands held under Mineral Permits. Assessment costs are an escalating work requirement ranging from $5.00 to $15.00 per hectare (approximately $2.00 to $6.00 per acre) in two year increments over the ten year term of the Mineral Permits. Based on the amount of land held by Birch under Mineral Permit, it will require $10.56 million in exploration expenditures in 2002 to hold all of the land until 2004. The Company continues its exploration and anticipates that the extent of its mineral properties will be reduced to areas Birch believes to be the most prospective. Annual rental payments on Mineral Leases in the Athabasca valley will cost an estimated $175,000 in the year 2001 and in each year thereafter, unless the Company elects to convert additional lands to Mineral Lease or drop existing Mineral Leases. The ability to hold Mineral Leases in good standing is not related to the requirement to make exploration expenditures. Exploration expenditures or payment in cash to the government of $82,000 in the year 2001 and $176,000 in the year 2002 are required to hold the Special Exploration Permits in Manitoba. There is no assurance that the Company will be able to raise additional funds or have sufficient exploration expenditures to be able to hold all the land in good standing beyond the current term.

TECHNOLOGY DEVELOPMENT RISK

The Company has developed new technology for which it has filed a U.S. patent application to protect its intellectual property. The Company will continue to file additional applications as the technology is further developed, but there is no assurance that Birch will receive patent protection for its new technology or that patents granted to the Company will not be successfully challenged. The Company will continue to develop new mineral extraction technology, but there is no assurance that it will be economically viable or that there will be a market for the new technology.

INTELLECTUAL PROPERTY PROTECTION

The Company relies on a combination of patent, confidentiality procedures and contractual provisions to protect its proprietary rights in its technology. The Company generally enters into confidentiality agreements with its employees, consultants and advisors and limits access to, and distribution of, its proprietary information. Despite the Company's efforts to safeguard and maintain its proprietary rights both in the U.S. and abroad, there can be no assurance that the Company will be successful in doing so or that the steps taken by the company in this regard will be adequate to deter misappropriation or independent third-party development of the Company's technology or to prevent an unauthorized third party from copying or otherwise obtaining and using the Company's technology. In addition, policing unauthorized use of the Company's technology is difficult and expensive.

There can be no assurance that third parties will not assert infringement or misappropriation claims against the Company in the future with respect to current or future products. Any claims or litigation, with our without merit, could be time consuming, result in costly litigation and diversion of management's attention. Adverse determinations in such claims or litigation also could have a material adverse effect on the Company's business, operating results and financial condition.

Litigation to defend and enforce the Company's intellectual property rights could result in substantial costs and diversion of resources and could have a material adverse effect on the Company's business, operating results and financial condition, regardless of the final outcome of such litigation.

EXPLORATION RISK

Mineral exploration involves a high degree of risk which even a combination of experience, knowledge and careful evaluation may not be able to overcome. There is no assurance that Birch's mineral properties will prove to be economically viable. Even if Birch discovers economically viable mineral deposits, there is no assurance that profitable marketing and sales arrangements can be implemented or that Birch will be operated as a profitable business. Birch competes with larger companies which have greater assets and financial and human resources than Birch, and which may be able to sustain larger losses than Birch to develop business. Any investment in Birch at this time is highly speculative.

Mineral exploration activities are subject to numerous risks, many of which are beyond Birch's control. These factors include the cost of labour, materials and services, cost of financing, technological change, demand for and price of commodities and government regulation, including regulations related to taxes, royalties and environmental protection, the exact effects of which cannot be accurately predicted. There is a risk that no commercial deposits of precious metals will be discovered.

There is no conclusive evidence supportive of the occurrence of precious metals in potentially economic concentrations or quantities on Birch's mineral properties. There is no assurance that the Company has a commercially viable mineral deposit on its mineral properties. Much more drilling and testing will be required together with technical evaluations of the data before the company can conclude that there is an economically feasible mineral reserve suitable for development. The Company faces certain risks over and above those of conventional mineral exploration companies. Conventional fire assay has not, in general, produced repeatable precious metals concentrations above trace levels for rocks from the Company's mineral properties. There is a risk that an effective fire assay method may not be developed. The failure to obtain repeatable precious metal concentrations by standard methods may mean that there are no significant concentrations of precious metals. If Birch is not successful in identifying a method to quantitatively determine precious metals concentrations, it may or may not be possible to define a precious metal deposit, if such a deposit exists. If a precious metal deposit can be defined, a method for commercial production of precious metals may or may not be available.

ENVIRONMENTAL

The mining industry is subject to environmental regulation pursuant to extensive legislation enacted by federal and provincial governments in Canada. Birch is able to conduct its exploration within the provisions of the applicable environmental legislation without undo constraint on its ability to carry on efficient operations. Public expectation of the mining industry's environmental performance remains high and this continues to translate into new and generally more rigorous environmental policies, legislation and regulations. The approval of new mines in Canada has, for the past two decades, been the subject of detailed review through a clearly established public hearing process. Vigorous interventions by well-organized environmental groups in the public hearing process have demonstrated their interest in resource development projects, particularly if the development includes a mine. The Canadian Federal Government has nearly completed a review, with a large number stakeholder groups, of the Canadian Environmental Assessment Act, with the objective of reforming this statute. The Company expects that more stringent regulations may be the outcome of this process. Birch has established environmental policies and procedures that it believes should allow it to operate effectively under increasingly stringent environmental laws, but there is no assurance that the Company will be granted all of the necessary permits in the future.

MANAGEMENT

At September 30, 2000, Birch had nine employees working full time for the Company, including Douglas J. Rowe, President and Chief Executive Officer, Donald L. Dabbs, Vice President and Chief Financial Officer, and Hugh J. Abercrombie, Vice President, Exploration.

Birch also relies on the services of a number of consultants for technical and operational guidance. Birch believes that its relations with its employees, management and consultants are satisfactory. There can be no assurance that such individuals will remain with Birch for the immediate or foreseeable future. From time to time, Birch also utilizes the services of independent consultants and contractors to perform various specific professional services, particularly in the areas of drilling, analytical services, research and environmental assessment.

Birch is relying upon the good faith, expertise and judgment of the officers and directors of the Company to make appropriate decisions with respect to investments and operations. Birch will be dependent on maintaining its key staff to advance its technology and explore for and delineate mineral deposits on the Company's mineral properties. Birch may rely on joint ventures or other business relations with companies to advance the development of its technology and mineral properties.

SHAREHOLDERS RIGHTS PLAN

Although the Company's shareholders rights plan ("Rights Plan") is not intended to prevent a take over of the Company, to secure continuance of current management or the directors in office or to deter fair offers for the Common Shares of the Company, it may have the result of discouraging certain transactions by making such transactions impractical.

LEGAL, REGULATORY AND STOCK EXCHANGE LISTING RISKS

In all areas where Birch conducts activities, there are statutory provisions regulating exploration and development of mineral resources. Birch may be constrained or forbidden to develop a mine in areas of economic mineral deposits as a result of conflicting regulations governing other natural resource extraction activities. Regulatory agencies may impose operating limitations which may adversely affect Birch's revenues and/or the economic viability of a project.

On the basis of statements contained in the Company's news release of June 15, 2000, trading the Company's common shares was halted by the CDNX on June 16, 2000. On June 28, 2000, the CDNX suspended trading in the Company's shares. The news release of June 15, 2000 contained statements that, in the view of the CDNX, "...indicate or infer that the Company has developed a technology that can detect and/or extract gold not quantifiable by conventional means." The CDNX also expressed that it, "...was skeptical of representations that undetectable gold in economically significant quantities exists on the Company's property or that it had or was developing a process to detect and/or extract this gold."
Therefore, the CDNX, "....further advised the Company that, prior to the public disclosure of results from the property or with respect to the successful testing or advancement in this technology, [they] would require independent verification by a qualified professional known to the Exchange."

Following a period of information review and consultation, the Company agreed to
(a) issue a clarifying news release, (b) allow the CDNX to conduct an independent technical audit, and (c) provide an undertaking to the CDNX by insiders of the Company not to trade in the Company's securities until the independent audit is complete. On this basis, the CDNX agreed to allow trading in Birch's shares to resume. The clarifying news release was issued on September 27, 2000, and the CDNX reinstated trading the Company's common shares on September 29, 2000. The clarifying news release reviewed the history of Birch's exploration in Athabasca, emphasizing that its mineral properties were at the exploration stage and that they contained no identified commercially viable mineral deposit or mineral reserve. Readers should not, therefore, consider the information contained in the news release of June 15, 2000, in isolation and are referred to the news releases of July 19, 2000 and September 27, 2000, for clarification.

The independent audit of Birch is to determine whether or not there is reasonable evidence of potentially economic concentrations of minerals and reasonable evidence of potential commercial applications for the technology under development. The specific scope of work includes:

o Summary review of past work on the Athabasca mineral property and other Mineral Leases held by the Company and how such work has been disclosed to the public;

o Review work relative to the identification of a "new form of precious metal" within the context of a new ore deposit model and how such work was disclosed to the public;

o Review the Company's approach to reviewing various assay methodologies and the basis of the determination that they were unsatisfactory for this "new form of previous metal" and new ore deposit model;

o Review the dissemination of the various assay results in press-releases in terms of timing and completeness of disclosure;

o Review the sample preparation methodology and process development in respect of the reported extraction methodology. This will require a reasonable level of disclosure by the Company and the auditor has reserved the right to have the process reviewed by individuals with the appropriate academic qualifications if deemed necessary;

o Supervise test work at an independent laboratory, along with such other conventional assay techniques as may be deemed appropriate by the independent auditor. The location and protocol for the test will be decided by the independent auditor after discussions with the Company; and

o Produce a draft report to the CDNX outlining the results of the audit and making recommendations for adequate disclosure to the public.

The independent technical audit is being conducted by Associated Mining Consultants of Calgary, Alberta. The audit commenced October 6, 2000 and the Company expects that it should be completed by the end of March, 2001.

The ramifications of the independent audit report conflicting with the Company's assertions are difficult to predict and unknown to the Company at this time.

GOLD AND PRECIOUS METAL PRICING RISKS

If the Company were able to identify an economic mineral deposit on its Mineral Permits or Mineral Leases, the price of precious and non-precious metals may have a significant influence on the market price of the Company's shares and the Company's business activities. The price of gold is affected by numerous factors beyond the Company's control, such as the level of inflation, fluctuation of the U.S. dollar and foreign currencies, global and regional demand, sale of gold by central banks, forward selling by producing companies and the political and economic conditions of major gold producing countries throughout the world.

Recently the price of gold has been at or near 20 year lows. As of September 29, 2000, the closing price for gold was US$273.65 per troy ounce. The following table sets forth the average of the daily closing price for gold for the periods indicated as reported by the London Metal Exchange:


------------------------------------------------------------------------------------------------------------------
                                                  YEAR ENDED DECEMBER 31,
------------------------------------------------------------------------------------------------------------------
                  5 YR. AVG         1999              1998              1997             1996              1995
------------------------------------------------------------------------------------------------------------------

GOLD              337.00            279.00            294.00            340.00           388.00            384.00
(US$/TROY
OUNCE)
------------------------------------------------------------------------------------------------------------------

ITEM 2:           DESCRIPTION OF PROPERTIES

Birch maintains a head office in Calgary. Executive, administrative and support staff work in the 11,000 square foot office space which also contains a boardroom. The rental commitment is $212,238 per year and the Company offsets approximately half of the cost by subletting to third parties.

METALLURGICAL LABORATORY

Birch's research and technology development activities are principally carried out at Birch's Calgary laboratory. The laboratory is housed in a 1,800 square foot facility which is leased at a cost of $16,700 per year. The laboratory is equipped for sample preparation, fire assay, wet chemical and instrumentation analyses. Most capital items are owned by Birch; an atomic absorption spectrometer is leased at an annual cost of $18,000.

CORE LABORATORY

Birch maintains core analysis and storage facilities in Calgary. Core drilled by Birch and core obtained from oil sands mining companies is shipped to Calgary for cutting, logging and sampling. Drill core and samples are archived in a secure storage facility. The core research facility is leased at an annual cost of $13,300. Long-term storage facilities are leased at an annual cost of $9,600.

EXPLORATION PROPERTIES

Birch's Alberta mineral properties are located in areas where, over the past six years, major mining companies and junior mineral exploration companies have explored for both precious metals and diamonds. In the period from 1994 to 1995, Lac Minerals Ltd. and Tintina Mines Limited explored for precious metals in areas which are now part of Birch's Athabasca mineral property. In the period from 1997 to 1998, in a joint venture with Tahera Corporation, Birch explored for diamonds on its Alberta mineral properties. Much of the information resulting from these exploration programs is available to Birch through assessment reports filed with the Alberta Government and through information acquired as part of mineral property acquisitions.

At one time Birch held the mineral exploration rights to about 10 million acres in northeastern Alberta, but through time this has been reduced to some 2.5 million acres distributed across Birch's three Alberta mineral properties:
Athabasca, Birch Mountains and Caribou Mountains. In Manitoba, Birch's mineral properties are held by Dawson Bay. The Company continues its exploration and anticipates that the extent of its mineral properties will be reduced to areas Birch believes to be the most prospective.

Alberta Properties

The majority of Birch's Alberta mineral properties are held under Mineral Permits issued by the Provincial Government of Alberta. Mineral Permits may be held for up to ten years and convey the right to explore for metallic and industrial minerals. Assessment costs must be filed every two years against an escalating work requirement ranging from $5.00 to $15.00 per hectare (approximately $2.00 to $6.00 per acre) for each 2 year assessment period. Birch owns a 100% working interest in virtually all Mineral Permits held in Alberta. Some Mineral Permits are subject to a royalty payable to the original Mineral Permit holder; Birch has the option to purchase most of these royalties for a fixed price. A small minority convey a 1% royalty right to the original Mineral Permit holder or its designees.

Birch also holds a number of Mineral Leases. Mineral Leases are granted by the Alberta Government and convey the right to explore and produce minerals, subject to meeting development approvals. Mineral Leases are issued for 15 year renewable terms and are held on the basis of an annual rental fee of $3.50 per hectare ($1.42 per acre). Currently, the Company's Mineral Lease rental payments are $12,887.75 per year, but they are expected to increase to approximately $175,000 in the year 2001 as more Mineral Permits are converted to Mineral Leases.

Overlapping Mineral Rights: Ownership of metallic and industrial minerals within the area of the Athabasca Oil Sands Mining Area as defined by the Alberta Government, is split between oil sands lease holders and Mineral Lease and Mineral Permit holders. The Athabasca oil sands mining area covers most of Birch's Athabasca Mineral Permits. Within this area, the oil sands lease holders own the rights to all minerals that occur within the geological formations mined for oil. Oil sands lease holders do not own metallic or industrial mineral rights in either the overlying sediments, nor in the underlying Devonian limestone, which rights are owned by the Mineral Permit and Mineral Lease holder.

Athabasca: At September 30, 2000 the Athabasca mineral property comprises 100 Mineral Permits and 5 Mineral Leases covering approximately 1,891,110 acres (765,305 hectares). The dates of issue of the Mineral Permits are tabulated below. Precious metals are the principal exploration target on the Athabasca mineral property. Birch has also conducted diamond exploration on its Athabasca mineral property.

ATHABASCA MINERAL PERMITS BY ISSUE DATE.


------------------ ---------------------- -------------------- ----------------------
       YEAR            NO. OF PERMITS       AREA (HECTARES)         AREA (ACRES)
------------------ ---------------------- -------------------- ----------------------
       1990                  2                           4,558                 11,263
------------------ ---------------------- -------------------- ----------------------
       1993                  24                        217,135                536,550
------------------ ---------------------- -------------------- ----------------------
       1994                  35                        265,684                656,517
------------------ ---------------------- -------------------- ----------------------
       1996                  18                        154,368                381,450
------------------ ---------------------- -------------------- ----------------------
       1998                  18                        119,744                295,893
------------------ ---------------------- -------------------- ----------------------
       1999                  1                             420                  1,038
------------------ ---------------------- -------------------- ----------------------


Birch Mountains: At September 30, 2000 the Birch Mountains mineral property comprises 9 Mineral Permits issued in 1994, covering approximately 204,959 acres (82,944 hectares). Diamonds are the principal exploration target and Birch has also conducted some preliminary precious metal exploration on the Birch Mountains Mineral Permits. Birch has identified a series of potential targets for diamond exploration on its Birch Mountains Mineral Permits.

Caribou Mountains: The Caribou Mountains mineral property comprises 19 Mineral Permits issued in 1994, covering approximately 432,691 acres (175,104 hectares). Birch has conducted preliminary precious metals exploration on the Caribou Mountains mineral property. These Mineral Permits will be allowed to lapse at the end of November, 2000, as they are no longer considered prospective by the Company.

Manitoba Properties

Birch's Manitoba mineral properties are held by Dawson Bay. Mineral tenure is held through Special Exploration Permits issued by the Province of Manitoba. The Special Exploration Permits convey the right to explore for minerals and to convert to mineral claims. The right to produce metals is awarded by conversion to lease from a mineral claim. The Special Exploration Permits are renewable for negotiable periods of up to five years with an escalating work commitment ranging from $0.50 per hectare ($0.20 per acre) in year 1 to $4.00 per hectare ($1.62 per acre) in year 5 and an additional $1.00/hectare for every year thereafter.

Dawson Bay: Birch's Dawson Bay mineral property comprises three Special Exploration Permits, SEP 96-1, 99-1 and 99-2, covering 228,004 acres (92,270 hectares) in west-central Manitoba. Precious metals are the principal exploration target on Birch's Dawson Bay mineral property.

PRAIRIE GOLD EXPLORATION

The commercial viability of Birch's Prairie Gold Model is unproven. There is no conclusive evidence supporting the existence of metals in potentially economic concentrations or quantities on Birch's Athabasca and Dawson Bay mineral properties. Birch's exploration is based upon the unproven assumption that microparticulate and nanoparticulate metals can not be detected by conventional means. Conventional fire assays have not, in general, produced repeatable precious metals concentrations above trace levels for rocks from Athabasca and Dawson Bay. Therefore, the economic significance of the Company's Athabasca and Dawson Bay mineral properties has not been determined.

Considering the results of previous research and exploration, Birch believes that it can support the conclusion that conventional fire assay, defined as routine lead collector fire assay by a recognized fire assay laboratory, may not necessarily accurately determine the precious metal content of rocks from Athabasca and Dawson Bay, although this has not been conclusively demonstrated or independently verified. Birch believes that, in consideration of the body of relevant scientific information, the identification of unusual microparticulate precious and non- precious metals, and the documentation of natural nanoparticulate metals, there are sufficient grounds to justify further investigation.

Prairie Gold Model

The Prairie Gold Model is the exploration model developed by Birch that postulates the origin of dispersed, microparticulate gold, silver and platinum group metals in rocks from Athabasca and Dawson Bay. The model describes the origin of these particles as a product of basin-scale fluid flow systems. According to this model, precious metals originally contained in basement rocks are dissolved and transported by highly saline, oxidized brines through a network of faults to focused discharge locations where reduction reactions, possibly involving bacteria and hydrocarbons, cause precipitation of precious metals and formation of precious metal deposits. Such a process is not unusual in exploration geology, except that in Athabasca relevant data suggests that this happened at temperatures well under 100oC and without any connection to high temperature magmatic systems. The low temperature of mineral deposition and the unusual character of the microparticulate precious metals appear to be the key distinguishing characteristics of the Prairie Gold Model when compared to other models for the formation of sediment-hosted precious metal deposits.

Prairie Gold in Athabasca

Microparticulate precious metals have been identified in all major geological units, including Precambrian basement rocks, on Birch's Athabasca mineral property. Birch believes that the origin of microparticulate metals in Athabasca may be related to systems active in the formation of the Athabasca oil sands deposit. The Athabasca oil sands are contained within Cretaceous age sandstones which directly overlie Devonian age metal-bearing limestone. The Athabasca oil sands are believed to have formed through a process of focused secondary migration of hydrocarbons and associated waters to the Athabasca region. In mining terms, Alberta Government figures show that the Athabasca oil sands represents a resource of approximately 3 trillion tons. Birch believes that the formation of a deposit of this size signifies that Athabasca was subjected to focused flow of unusually large fluid volume, an unusually long duration of fluid throughput and, possibly, multiple flow events. Birch believes that the same hydrological processes which led to the formation of the Athabasca oil sands deposits focused the flow of brines carrying precious metals resulting in the formation of microparticulate metals on Birch's Athabasca mineral property.

Geological Setting: The Athabasca area is underlain by Precambrian basement of the Canadian Shield and younger sedimentary rocks of the Western Canada Sedimentary Basin ("WCSB"). Precambrian rocks occur at surface in the northeastern part of the region and are overlain by a southwesterly thickening wedge of sedimentary rocks.

Previous Exploration: No production of metallic elements is known from the Athabasca mineral property. In 1920, Alberta government geologists reported that a sample of basement granite from drill hole Athabasca Oils Ltd. No. 1 drilled in 1911-12 in the central part of the Mineral Permit area contained gold mineralization. A careful re-examination of the circumstances of this drilling suggests that the quartz veins which hosted the gold mineralization may not have been in basement rocks, but instead may have cut Devonian limestone.

Since this time, exploration for gold and other precious metals has continued and a number of holes have been drilled to test other locations and structures. In 1962-63, four holes were drilled in the vicinity of Athabasca Oils Ltd. No. 1, but only trace amounts of gold were detected. In 1986, two holes were drilled approximately 35 kilometres south of this location; one sample containing detectable gold was obtained from Devonian carbonate rocks. Drill hole Ells Gold No. 1 was drilled in 1988 across the Athabasca River from the site of the original Athabasca Oils No. 1.

In the 1992-94 period, there was a significant increase in exploration for precious metals in Athabasca. In part this was due to publication of analytical results from surface and core samples that showed exceptionally high levels of gold, silver, platinum and rhodium by non-standard fire assay and other analytical techniques. Analytical results produced at this time were plagued by lack of repeatability and many of the methods used were not suited to the carbonate-rich rocks analyzed without extensive background corrections and advanced standardization techniques. Furthermore, the elevated gold and platinum group metal results reported could not be reproduced by other conventional analytical techniques.

In early 1994, the Geological Survey of Canada identified a novel form of microparticulate, precious and non- precious metals in sedimentary and basement rocks from the Athabasca region. These results have since been corroborated in other laboratories in Canada, the U.S. and South Africa and have formed the basis of the Prairie Gold Model advanced by Birch and others. Since 1994, Birch has conducted the majority of Prairie Gold exploration in Athabasca.

Birch's Exploration: Over the past five years, Birch's knowledge and understanding of the geology of its Athabasca mineral property has undergone a significant evolution. Birch's initial approach to exploring Athabasca was conventional in terms of exploration and metallurgical testing. In 1995 and 1996, Birch conducted a series of regional mapping studies including bio-geochemical mapping, structural mapping, airphoto lineament analysis and gamma ray spectrometry surveying to define exploration targets. In 1996, Birch drilled 12 holes in locations selected based on structure and lineament analysis. Nine of these holes were drilled by Birch alone; three were cost-shared with Syncrude Canada Ltd., owners of the mineral rights within the oil-bearing McMurray Formation in the area drilled.

No elevated precious metal values were returned by conventional fire assay of core samples from the 1996 drilling. However, scanning electron microscope analysis of this drill core detected the characteristic microparticulate gold and silver, and detailed analysis of the geochemical data revealed that some of the 1996 drill cores contained subtle geochemical evidence of alteration. Alteration is a geochemical process whereby reactions between the rock and fluids introduced into the rock change, or alter, the original composition of the rock; ore bodies typically are found within a volume of altered rock. Mineral exploration geologists explore for signs of alteration because they normally are more widely distributed than the ore body and thus easier to map.

Extensive conventional metallurgical testing was carried out by Birch in 1995 and 1996, without success. Metallurgical testing was abandoned in early 1997 when it was decided that Birch's exploration efforts would be directed towards the goal of refining the then current understanding of mineralization and alteration so that it could be used to differentiate altered, potentially mineralized bodies from surrounding unaltered rock.

Work conducted in 1997 and 1998 focused primarily on defining geochemical and physical signs of alteration through examination of drill core. A field exploration program was conducted in 1997 and included a high resolution airborne magnetic survey and regional rock and soil sampling. The results from the airborne magnetic survey were particularly beneficial, showing the location of major faults, their relative ages and their spatial relations to structures and alteration detected in core and outcrop. The most important work conducted in 1997 was the examination of some 150 drill cores and 275 electric logs obtained from oil sands operator Syncrude Canada Ltd. in the area of their Aurora Oil Sands Mine where Birch holds overlapping mineral rights. Detailed examination of these drill cores allowed Birch to map alteration in this area.

Another important outcome of Birch's agreements with oil sands mining companies was the release to Birch by Syncrude Canada Ltd. of information pertaining to fire assays of limestone from the Aurora Oil Sands Mine area. On April 3, 1997, Birch announced significant gold and platinum grades in altered shaly limestone on its Athabasca mineral property. Three different fire assays of an interval in Syncrude Canada Ltd. drill hole 11-7-AE- 96-10W4 detected platinum and gold. The original results were independently obtained by consultants working for Syncrude Canada Ltd. and were confirmed by reanalysis. However, when additional holes were drilled at the same location during winter 1998/99, including a twin of the original drill hole, fire assays of the corresponding interval in the twinned hole detected no anomalous concentrations of precious metals. No other sample from Athabasca has consistently returned fire essay values greater than 0.5 g/t (0.015 oz/ton) total precious metals.

Since 1998, Birch's exploration results have further refined the Prairie Gold Model, but more importantly they have led Birch to a new interpretation and understanding of the nature and potential significance of the model. Based on alteration patterns observed through core analysis, in 1998 Birch collected a series of bulk samples from trenches excavated into rocks showing evidence of such alteration. Examination of these samples and of samples from the platinum-bearing interval in 11-7-AE-96-10W4 described above, led to the identification of what Birch believes to be the first reported occurrence of natural nanoparticulate metal. This led directly to the development of proprietary methods for detecting and extracting this form of metal from these rocks, as detailed in the section on general development during the past five years.

Prairie Gold in Dawson Bay

In 1996, the Manitoba Department of Energy and Mines and the Geological Survey of Canada published the results of joint studies reporting the occurrence of microparticulate metals in the Dawson Bay area of west-central Manitoba. Following this announcement, Birch acquired the mineral exploration rights to a large area centered on a limestone quarry at Mafeking, Manitoba. Birch has released most of this ground, but retains mineral exploration rights to areas judged to be most highly prospective for precious metals.

Geological Setting: The geological setting of Birch's Dawson Bay mineral property is similar in many respects to Birch's Athabasca mineral property. Crystalline rocks of the Precambrian Shield underlie the Dawson Bay mineral property and are overlain by clastic, carbonate and evaporite rocks of the WCSB. Unlike Athabasca,

Devonian rocks do not sit directly on basement, but are underlain by older sedimentary rocks of the WCSB.

Previous Exploration: There are no records of prior precious metal exploration on the Dawson Bay mineral property. The primary metallic mineral commodities sought in prior mineral exploration were base metals and uranium. Exploration for zinc-lead-silver deposits was conducted in the early to mid 1980's. Five holes were drilled in 1985. None of the drill holes reported significant zinc or lead mineralization.

Exploration for uranium was conducted in the region in the 1960's and 70's. No significant concentrations of uranium were reported.

Birch's Exploration: Studies by Birch, the Geological Survey of Canada and others on rocks from the Dawson Bay region have documented microparticulate gold, silver and platinum group metals similar to those observed in Athabasca and thought to be characteristic of Prairie Gold mineralization. Since 1996, Birch primarily has conducted surface exploration including geological and geochemical surveys, and airphoto lineament analysis. Additional work has included examination of archived drill core and subsurface structural mapping. In summer, 1999, two holes were drilled on a cost-shared basis with the Manitoba Department of Energy and Mines. The cores show evidence of structural disturbances and contain alteration patterns similar to those observed on Birch's Athabasca mineral property; no anomalous precious metals were detected by conventional analysis of these cores.

In Spring 2000, a high resolution airborne magnetometer survey was flown over the Dawson Bay mineral property. Preliminary results suggest the presence of at least four major basement faults in the Special Exploration Permit area.

ITEM 3:           LEGAL PROCEEDINGS

The Company knows of no active or pending legal proceedings against the Company.

ITEM 4:           CONTROL OF THE REGISTRANT/COMPANY

To the best of the knowledge of the directors and senior officers of the Company, no person beneficially owns, directly or indirectly, or exercises control or direction over equity or voting securities carrying more than 10% of the voting rights attached to any class of equity or voting securities of the Company.

Officers and directors of the Company directly and indirectly own or control Common Shares of the Company, representing the Company's issued and outstanding Common Shares as follows:


-----------------------------------------------------------------------------------------------------------------------
IDENTITY OF PERSON OR                                      TYPE OF                                   PERCENT OF COMMON
GROUP                        DESCRIPTION OF CLASS         OWNERSHIP          NUMBER OF SHARES             SHARES

-----------------------------------------------------------------------------------------------------------------------
Officers and Directors       Common                       Direct               3,116,642                    8.4%
-----------------------------------------------------------------------------------------------------------------------


The Company is not owned or controlled by another corporation.

ITEM 5:           NATURE OF THE TRADING MARKET

The Company's Common Shares trade on the CDNX, having the trading symbol BMD. The Common Shares were quoted on The Alberta Stock Exchange commencing January 31, 1995. On November 29, 1999 the Alberta and Vancouver Stock Exchanges merged to form a new and larger exchange known as the CDNX. The Company was listed on the new exchange as a Tier 1 Company and retained the symbol BMD.

The following table sets forth the high and low closing bid prices on the CDNX (and predecessor The Alberta Stock Exchange) and the volume of Common Shares traded for each Fiscal quarter for the period indicated. All financial figures are expressed in Canadian dollars.



--------------------- ------------------- ------------------- ------------------
    FISCAL PERIOD         HIGH (CAD$)         LOW (CAD$)            VOLUME
--------------------- ------------------- ------------------- ------------------
2000
Third Quarter                $1.70               $1.00                   195,675
Second Quarter               $2.54               $1.25                 1,273,956
First Quarter                $3.05               $1.95                 3,237,879

1999
Fourth Quarter               $2.10               $1.15                 3,166,411
Third Quarter                $1.50               $0.89                 1,248,875
Second Quarter               $1.72               $0.73                 2,210,062
First Quarter                $1.79               $0.29                 3,623,774

1998
Fourth Quarter               $0.47               $0.21                 1,864,876
Third Quarter                $0.58               $0.12                 3,359,504
Second Quarter               $0.70               $0.16                 1,430,920
First Quarter                $1.00               $0.47                   781,337

1997
Fourth Quarter               $1.35               $0.31                   377,633
Third Quarter                $1.50               $0.80                   168,100
Second Quarter               $2.00               $1.25                   368,100
First Quarter                $2.70               $1.45                   744,480
--------------------- ------------------- ------------------- ------------------


Trading of the Company's Common Shares on the CDNX was halted on June 16, 2000 and reinstated on September 29, 2000.

To the best of the Company's knowledge, as of October 31, 2000, 7,853,200 Common Shares (23.6% of the issued and outstanding Common Shares of the Company) were held by 49 registered holders in the U.S.. The Common Shares currently are not listed for trading on any securities exchange in the U.S.. The Common Shares are not registered to trade in the U.S. in the form of American Depository Receipts or similar certificates.

ITEM 6:           EXCHANGE CONTROLS AND OTHER LIMITATIONS AFFECTING SECURITY
                  HOLDERS

CANADIAN EXCHANGE CONTROLS

There are no governmental laws, decrees or regulations in Canada relating to restrictions on the export or import of capital, or affecting the remittance of interest, dividends or other payments to non-residents. Dividends paid to U.S. residents, however, are subject to a 15% withholding tax or a 5% withholding tax for dividends paid in 1997 and thereafter, if the shareholder is a corporation owning at least 10% of the outstanding voting shares of the corporation pursuant to Article X of the reciprocal tax treaty between Canada and the U.S.. (See "Item 7 -- Taxation").

Except as provided in the Investment Canada Act (the "Act"), which has provisions that restrict the holding of voting shares by non-Canadians, there are no limitations specific to the rights of non-Canadians to hold or vote the Common Shares under the laws of Canada or the Province of Alberta, or in the charter documents of Birch or its subsidiaries.

Management of the Corporation believes that the following summary fairly describes those provisions of the Act pertinent to an investment in the Corporation by a person who is not a Canadian resident (a "non-Canadian").

The Act requires a non-Canadian making an investment which would result in the acquisition of control of a Canadian business, the gross value of the assets of which exceed certain threshold identified, to either notify, or file an application for review with Investment Canada, the federal agency created by the Act. The notification procedure involves a brief statement of information about the investment on a prescribed form which is required to be filed with Investment Canada by the investor at any time up to 30 days following implementation of the investment. It is intended that investments requiring only notification will proceed without government intervention unless the investment is in a specific type of business activity related to Canada's cultural heritage and national identity.

If an investment is reviewable under the Act, an application for review in the form prescribed is normally required to be filed with Investment Canada prior to the investment taking place and the investment may not be implemented until the review has been completed and the Minister responsible for Investment Canada is satisfied that the investment is likely to be of net benefit to Canada. If the Minister is not satisfied that the investment is likely to be of net benefit to Canada, the non-Canadian must not implement the investment or, if the investment has been implemented, may be required to divest himself of control of the business that is the subject of the investment.

The following investments by non-Canadians are subject to notification under the
Act:

1.       An investment to establish a new Canadian business; and

2. An investment to acquire control of a Canadian business that is not reviewable pursuant to the Act.

The following investments by a non-Canadian are subject to review under the Act:

1. Direct acquisitions of control of Canadian businesses with assets of $5 million or more, unless the acquisition is being made by a World Trade Organization ("WTO") member country investor (the U.S. being a member of the WTO);

2. Direct acquisitions of control of Canadian businesses with assets of $160 million or more by a WTO investor;

3. Indirect acquisitions of control of Canadian businesses with assets of $5 million or more if such assets represent more than 50% of the total value of the assets of the entities the control of which is being acquired, unless the acquisition is being made by a WTO investor, in which case there is no review;

4. Indirect acquisitions of control of Canadian businesses with assets of $50 million or more even if such assets represent less than 50% of the total value of the assets of the entities the control of which is being acquired, unless the acquisition is being made by a WTO investor, in which case there is no review; and

5. An investment subject to notification that would not otherwise be reviewable if the Canadian business engages in the activity of publication, distribution or sale of books, magazines, periodicals, newspapers, film or video recordings, audio or video music recordings, or music in print or machine-readable form.

Generally speaking, an acquisition is direct if it involves the acquisition of control of the Canadian business or of its direct or indirect Canadian parent and an acquisition is indirect if it involves the acquisition of control of a non-Canadian direct or indirect parent of an entity carrying on the Canadian business. Control may be acquired through the acquisition of substantially all of the assets of the Canadian business. No change of voting control will be deemed to have occurred if less than one-third of the voting control of a Canadian corporation is acquired by an investor.

A WTO investor, as defined in the Act, includes an individual who is a national or a member country of the WTO or who has the right of permanent residence in relation to that WTO member, a government or government agency of a WTO investor-controlled corporation, limited partnership, trust or joint venture that is neither WTO-investor controlled or Canadian controlled of which two-thirds of its board of directors, general partners or trustees, as the case may be, are any combination of Canadians and WTO investors. The higher thresholds for WTO investors do not apply if the Canadian business engages in activities in certain sectors such as uranium, financial services (except insurance), transportation services or media activities.

The Act specifically exempts certain transactions from either notification or review. Included among this category of transactions is the acquisition of voting shares or other voting interests by any person in the ordinary course of that person's business as a trader or dealer in securities.

ITEM 7:           TAXATION

The following summary of the material Canadian federal income tax considerations generally applicable in respect of the Common Shares reflects the Company's opinion. The tax consequences to any particular holder of Common Shares will vary according to: the status of that holder as an individual, trust, corporation or member of a partnership, the jurisdiction in which that holder is subject to taxation, the place where that holder is resident and, generally, according to that holder's particular circumstances.

This following general discussion in respect of taxation is based upon the Company's understanding of the rules. No opinion was requested by the Company or provided by its auditors or lawyers.

This summary is applicable only to holders who are resident in the U.S., have never been resident in Canada, deal at arm's length with the Company, hold their Common Shares as capital property, do not carry on an insurance business in Canada, and will not use or hold the Common Shares in carrying on business in Canada. Special rules, which are not discussed in this summary, may apply to a U.S. holder that is a corporation that carries on business in Canada and elsewhere.

This summary is based upon the provisions of the Income Tax Act of Canada and the regulations thereunder (collectively, the "Tax Act", or "ITA") and the Canada-United States Tax Convention (the "Tax Convention") as at the date of the Registration Statement, and upon the current administrative practices of the Canada Customs and Revenue Agency (formerly Revenue Canada).

Each holder should consult his own tax advisor with respect to the income tax consequences applicable to him in his own particular circumstances.

Disposition of Common Shares

Under the Tax Act, a gain from the sale of Common Shares by a non-resident will not be subject to Canadian tax, provided the shareholder (together with persons who do not deal at arm's length with the shareholder) have not owned 25% or more of the shares of any class of the Company's stock at any time in the five years preceding the disposition. In addition, the Tax Convention will exempt from Canadian taxation any capital gain realized on a disposition of Common Shares by a resident of the U.S., provided that the value of the Common Shares is not derived principally from real property situated in Canada.

However, special rules apply if a non-resident were to dispose of Common Shares of the Company to another Canadian corporation which deals or is deemed to deal on a non-arm's length basis with the non-resident and, immediately after the disposition, the Company is connected with the purchaser corporation (i.e., the purchaser corporation holds shares representing more than 10% of the voting power and more than 10% of the market value of all issued and outstanding shares of the Company). In this case, the amount by which the fair market value of any consideration paid by the purchaser corporation (other than any shares of the purchaser corporation) exceeds the paid-up capital of the Common Shares sold will be deemed to be taxable as a dividend paid by the purchasing corporation, and subject to withholding taxes as described below.

Dividends

In the case of any dividends paid or deemed to be paid to non-residents, the non-resident is subject to tax on the gross amount of such dividends. The Canadian tax is withheld by the Company, which remits only the net amount to the shareholder. By virtue of Article X of the Tax Convention, the rate of tax on dividends paid to residents of the U.S. is generally limited to 15% of the gross dividend (or 5% in the case of certain corporate shareholders owning at least 10% of the Company's voting shares). In the absence of the treaty provisions, the rate of Canadian withholding tax imposed on non-residents is 25% of the gross dividend. Stock dividends received by non-residents from the Company are taxable by Canada as ordinary dividends.

Where a holder disposes of Common Shares to the Company (unless the Company acquired the Common Shares in the open market in the manner in which shares would normally be purchased by any member of the public), this will result in a deemed dividend to the holder equal to the amount by which the consideration paid by the Company exceeds the paid-up capital of such shares. The amount of such deemed dividend will be subject to withholding tax as described above.

Capital Gains

A non-resident of Canada is not subject to tax under the ITA in respect of a capital gain realized upon the disposition of a share of a class that is listed on a prescribed stock exchange unless the share represents "taxable Canadian property" to the holder thereof. A Common Share of the Company will be taxable Canadian property to a non-resident holder if, at any time during the period of five years immediately preceding the disposition, the non-resident holder, persons with whom the non-resident holder did not deal at arm's length, or the non-resident holder and persons with whom he/she did not deal at arms' length, owned 25% of more of the issued shares of any class or series of the Company.

In the case of a non-resident holder to whom shares of the Company represent taxable Canadian property and who is resident in the U.S., no Canadian tax will be payable on a capital gain realized on such shares by reason of the Canada-United States Income Tax Convention (1980) (the "Treaty") unless the value of such shares is derived principally from real property situated in Canada or the non-resident holder previously held the shares while resident in Canada.

Even where the value of the shares would be derived from real property holdings in Canada certain transitional relief might be available under the Treaty. At this time, this Registrant's asset value is not based on real property holdings located in Canada.

United States Federal Income Tax Consequences

The following is a discussion of possible U.S. Federal income tax consequences, under the law, generally applicable to a U.S. Holder (as defined below) of Common Shares of the Company. This discussion does not address consequences peculiar to persons subject to special provisions of Federal income tax law, such as those described below as excluded from the definition of a U.S. Holder. In addition, this discussion does not cover any state, local or foreign tax consequences.

The following discussion is based upon the sections of the Internal Revenue Code of 1986, as amended (the "Code"), Treasury Regulations, published Internal Revenue Service ("IRS") rulings, published administrative positions of the IRS and court decisions that are currently applicable, any or all of which could be materially and adversely changed, possibly on a retroactive basis, at any time. In addition, the discussion does not consider the potential effects, both adverse and beneficial, of recently proposed legislation which, if enacted, could be applied, possibly on a retroactive basis, at any time.

Holders and prospective holders of Common Shares of the Company should consult their own tax advisors about the federal, state, local, and foreign tax consequences of purchasing, owning and disposing of Common Shares of the Company.

U.S. Holders

As used herein, a U.S. Holder includes a holder of Common Shares of the Company who is a citizen or resident of the U.S., a corporation created or organized in or under the laws of the U.S. or of any political subdivision thereof and any other person or entity whose ownership of Common Shares of the Company is effectively connected with the conduct of a trade or business in the U.S..

A U.S. Holder does not include persons subject to special provisions of Federal income tax law, such as tax- exempt organizations, qualified retirement plans, financial institutions, insurance companies, broker-dealers, non- resident alien individuals or foreign corporation whose ownership of Common Shares of the Company is not effectively connected with the conduct of a trade or business in the U.S. and shareholders who acquired their stock through the exercise of employee stock options or otherwise as compensation.

Distributions on Common Shares of the Company

U.S. Holders receiving dividend distributions (including constructive dividends) with respect to Common Shares of the Company are required to include in gross income (for U.S. Federal income tax purposes) the gross amount of such distributions, to the extent that the Company has current or accumulated earnings and profits. This inclusion is done without reduction for any Canadian income tax withheld from such distributions.

Any Canadian tax withheld may be credited (subject to certain limitations) against the U.S. Holder's U.S. Federal taxable income. (See more detailed discussion at "Foreign Tax Credits" below). To the extent that distributions exceed current or accumulated earnings and profits of the Company, they will be treated first as a return of capital up to the U.S. Holder's adjusted basis in the Common Shares and thereafter as a gain from the sale or exchange of the Common Shares. Preferential tax rates for long-term capital gains are applicable to an U. S. Holder, which is an individual, estate or trust. There are currently no preferential tax rates for long-term capital gains for an U.S. Holder, which is a corporation.

Dividends paid on the Common Shares of the Company will not generally be eligible for the dividends-received deduction provided to corporations receiving dividends from certain U.S. corporations. A U.S. Holder, that is a corporation may, under certain circumstances, be entitled to a 70% deduction of the U.S. source-portion of dividends received from the Company (unless the Company qualifies as a "foreign personal holding company" or a "passive foreign investment company", as defined below). That occurs if such U.S. Holder owns shares representing at least 10% of the voting power and value of the Company. The availability of this deduction is subject to several complex limitations beyond the scope of this discussion.

Foreign Tax Credit

A U.S. Holder who pays (or has withheld from distributions) Canadian income tax with respect to the ownership of Common Shares of the Company may be entitled, at the option of the U.S. Holder, to either a deduction or a tax credit for such foreign tax paid or withheld. Generally, it will be more advantageous to claim a credit because a credit reduces U.S. Federal income taxes on a dollar-for-dollar basis, while a deduction merely reduces the taxpayer's income subject to tax.

This election is made on a year-by-year basis, and applies to all foreign income taxes (or taxes in lieu of income tax) paid by (or withheld from) the U.S. Holder during the year. There are significant and complex limitations which apply to the credit, among which is the general limitation that the credit cannot exceed the proportionate share of the U.S. Holder's U.S. income tax liability that the U.S. Holder's foreign source income bears to his/her or its worldwide taxable income.

In the determination of the application of this limitation, the various items of income and deduction must be classified into foreign and domestic sources. Complex rules govern this classification process. There are further limitations on the foreign tax credit for certain types of income such as "passive income", "high withholding tax interest", "financial services income", "shipping income", and certain other classifications of income. The availability of the foreign tax credit and the application of the limitations on the credit are fact-specific and holders and prospective holders of Common Shares of the Company should consult their own tax advisors regarding their individual circumstances.

Disposition of Common Shares of the Company

A U.S. Holder will recognize gain or loss upon the sale of Common Shares of the Company equal to the difference, if any, between -

- the amount of cash plus the fair market value of any property received, and

-        the shareholders tax basis in the Common Shares of the Company.

This gain or loss will be capital gain or loss if the Common Shares are a capital asset in the hands of the U.S. Holder, which will be a short-term or long-term capital gain or loss depending upon the holding period of the U.S. Holder. Gains and losses are netted and combined according to special rules in arriving at the overall capital gain or loss for a particular tax year. Deductions for net capital losses are subject to significant limitations.

For U.S. Holders, as individuals, any unused portion of such net capital loss may be carried over to be used in later tax years until such net capital loss is thereby exhausted. For U.S. Holders, as corporations (other than corporations subject to subchapter S of the Code), an unused net capital loss may be carried back three years from the loss year and carried forward five years from the loss year to be offset against capital gains until such net capital loss is thereby exhausted.

ITEM 8:           SELECTED FINANCIAL DATA

The selected consolidated financial data for the periods ended December 31, 1995, 1996, 1997, 1998 and 1999 are derived from the audited financial statements of the Company which have been audited by Barr Shelley Stuart, independent Chartered Accountants, as indicated by their reports which are included elsewhere in this Registration Statement. On June 1, 2000 Barr Shelley Stuart merged with and continued under the name of Meyers Norris Penny. The Company's audited consolidated financial statements are prepared in accordance with Canadian Generally Accepted Accounting Principles. In addition to the material contained herein, see Note 17 to the Audited Financial Statements for 1999 for a discussion of the significant differences between Canadian and U.S. generally accepted accounting principles as they apply to the Company for the periods presented therein.

The consolidated financial information has been updated for the 9 month period ended September 30, 2000, and the comparative period ended September 30, 1999, which have not been audited.

The following table sets forth certain financial data for Birch as at the dates and for the years indicated. The following information should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and with the financial statements and related notes included elsewhere in this Registration Statement.


                                           NINE MONTHS                                       YEAR ENDING
                                       ENDING SEPTEMBER 30,                                 DECEMBER 31,

                                         2000        1999            1999         1998           1997         1996         1995
                                     ------------ -----------    ------------ ------------- -------------- -----------  -----------
                                                          (IN THOUSANDS OF DOLLARS, EXCEPT PER SHARE AMOUNTS)
INCOME STATEMENT DATA:

Amounts in accordance with
Canadian GAAP:
(Loss) before income tax               (1,435)       (514)          (802)        (3,217)       (4,539)       (1,941)       (615)
Net (Loss) for the year                (1,435)       (514)          (576)        (2,890)       (4,539)       (1,291)       (429)
(Loss) per Common Share                 (0.04)      (0.02)         (0.02)         (0.13)        (0.21)        (0.07)      (0.03)

Amounts in accordance with U.S.
GAAP:

(Loss) before income tax               (3,709)       (949)         (1,435)       (1,858)       (5,476)       (6,766)      (2,613)
Net (Loss) for the year                (3,709)       (949)         (1,415)       (1,654)       (5,476)       (6,231)      (2,613)
(Loss) per Common Share                 (0.11)      (0.03)          (0.05)        (0.08)        (0.35)        (0.77)       (0.73)

                                               NINE MONTHS                                       YEAR ENDING
                                           ENDING SEPTEMBER 30,                                 DECEMBER 31,

                                            2000         1999         1999          1998        1997         1996         1995
                                        ------------  ----------- ------------ ------------- -----------  -----------  -----------

CASH FLOW DATA:

Amounts in accordance with
Canadian GAAP:

Net cash provided by (used in)               (976)        (430)        (528)        (592)        (840)      (1,085)        (488)
operating activities
Net cash provided by financing              4,177        1,158        1,621          561          778        9,268        2,392
activities
Net cash used in investing activities        (940)        (465)        (625)        (213)      (4,052)      (4,878)        (748)

Amounts in accordance with U.S.
GAAP:
Net cash provided by (used in)             (1,851)        (866)        (384)        (828)      (4,774)      (5,177)      (1,202)
operating activities
Net cash provided by financing              4,177        1,158        1,621          561          778        9,267        2,392
activities
Net cash used in investing activities         (66)         (29)         (29)          23         (118)        (786)         (34)




                                NINE MONTHS ENDING                                     YEAR ENDING
                                   SEPTEMBER 30,                                       DECEMBER 31,
                                2000          1999           1999           1998           1997          1996            1995
                           -----------------------------------------------------------------------------------------------------
                                                     (IN THOUSANDS OF DOLLARS, EXCEPT PER SHARE AMOUNTS)
BALANCE SHEET DATA:

Amounts in accordance
with Canadian GAAP:
Total assets                  13,561          8,592          8,982          8,188         10,155         13,687          4,512

Current liabilities              272            295            325            536            516            286             58
Long term debt                    --             --             --             --             --             --             --
Total Liabilities                272            295            325            536            516            286             58
Shareholders' equity          13,289          8,296          8,657          7,652          9,639         13,401          4,454


Amounts in accordance
with U.S. GAAP:
Total assets                   3,459            960          1,153            992          1,599          6,068          1,718
Current liabilities              272            296            325            536            516            286             58
Long term debt                    --             --             --             --             --             --             --
Total Liabilities                272            296            325            536            516            286             58
Shareholders' equity           3,187            664            828            456          1,083          5,782          1,660



                                 SIX MONTHS ENDING                              YEAR ENDING
                                   SEPTEMBER 30,                                DECEMBER 31,
U.S. GAAP                       2000            1999            1999          1998         1997         1996      1995

                          -------------------------------- -------------------------------------------------------------
                          (IN THOUSANDS OF DOLLARS, EXCEPT LOSS PER SHARE IN DOLLARS AND SHARES OUTSTANDING IN THOUSANDS)

Net Loss In Accordance         1,435            514              576          2,890        4,539       1,291      429
With Canadian GAAP

                                  SIX MONTHS ENDING                                  YEAR ENDING
                                     SEPTEMBER 30,                                   DECEMBER 31,
                                  2000           1999         1999          1998           1997          1996          1995
                           -----------------------------------------------------------------------------------------------------

Exploration costs                   874           435           633        (1,359)           936         4,825         1,997
Future tax provision                 --            --           207           123             --           114           187
                           -----------------------------------------------------------------------------------------------------
Net Loss For The Year             2,309           949         1,416         1,654          5,475         6,230         2,613
Under U.S. GAAP
                           -----------------------------------------------------------------------------------------------------


                           -----------------------------------------------------------------------------------------------------
Weighted Average Number
of Common Shares                 31,951        25,788        26,681        20,853         15,693         8,089         3,598
Outstanding Under U.S.
GAAP
                           -----------------------------------------------------------------------------------------------------

Loss Per Share Under U.S.          0.07          0.03          0.05          0.08           0.35          0.77          0.73
GAAP
                           -----------------------------------------------------------------------------------------------------


Shareholders' Equity             13,288         8,296         8,657         7,652          9,639        13,401         4,454
Canadian GAAP
Exploration costs                10,101         7,632         7,829         7,196          8,556         7,619         2,794
                           -----------------------------------------------------------------------------------------------------

Shareholders' Equity U.S.         3,187           664           828           456          1,083         5,782         1,660
GAAP
                           -----------------------------------------------------------------------------------------------------

Mineral Exploration Costs
Canadian GAAP                    10,101         7,632         7,829         7,196          8,556         7,619         2,794

Exploration costs                10,101         7,632         7,829         7,196          8,556         7,619         2,794
                           -----------------------------------------------------------------------------------------------------

Mineral Exploration Costs            --            --            --            --             --            --            --
U.S. GAAP
                           -----------------------------------------------------------------------------------------------------


STOCK BASED COMPENSATION

U.S. GAAP requires stock based compensation to employees and directors to be recorded using the intrinsic value based method whereby compensation cost is recorded for the excess of the quoted market price over the price granted, if any, at the date granted. Under Canadian GAAP, no compensation cost is recorded.

INCOME TAXES

In December, 1997, the Canadian Institute of Chartered Accountants ("CICA") issued section 3465 of the CICA Handbook, "Income Taxes", which establishes standards for recognition, measurement, presentation and disclosure of income and refundable taxes. This statement mandates the use of the liability method of accounting for income taxes and is effective for fiscal years beginning on or after January 1, 2000. The Company has opted for early adoption with restatement of prior years reported figures. The Company's future tax assets have been eliminated by a valuation allowance for all years reported. Income taxes paid for those years were $nil.

STOCK OPTIONS

Birch accounts for stock options granted according to the accounting prescribed in Accounting Principles Board

Opinion No. 25 ("APB 25"). Under APB 25, because the exercise price of Birch's stock options are equal to the market price of the underlying stock on the date of the grant, no compensation expense is recognized. Under Canadian GAAP, the proceeds from the sale of the stock options is credited to share capital and no compensation expense is recorded.

SHARES HELD IN ESCROW

Shares held in escrow which are contingent upon performance are omitted from the earnings per share calculation for US GAAP purposes.

RECENT ACCOUNTING DEVELOPMENTS

In March 1999, the CICA issued section 3461 of the CICA Handbook, "Employee Future Benefits", which deals with the recognition, measurement, presentation and disclosure of benefits to employees when they have withdrawn for active service. The statement is effective for fiscal years beginning on or after January 1, 2000. The Company considers that the implementation of this standard will not have a material effect on its reported results.

In June, 1998, the CICA issued section 1540 of the CICA Handbook, "Cash Flow Statements", which deals with the exclusion of certain items in the statement of cash flow. Non-cash items are now excluded from this statement. The financial data presented has been restated to give effect to this pronouncement.

DIVIDENDS

Birch has not paid dividends in order to retain funds for reinvestment in Birch's operations. Birch's dividend policy is reviewed annually by its Board of Directors.

CAPITALIZED EXPLORATION COSTS

Under Canadian GAAP costs of acquisition of Mineral Permits and Mineral Leases as well as the costs of exploration, analysis and testing of samples are capitalized as mineral exploration costs. To comply with US GAAP, all costs incurred associated with exploration, analysis and testing are expensed as they are incurred.

ITEM 9: MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

LIQUIDITY AND CAPITAL RESOURCES

Birch raised $2,162,352 over the three-year period ending December 31, 1999 through the sale of the Company's Common Shares in a series of private placements. Additionally, the Company raised $909,484 when shareholders exercised warrants, plus $156,426 on the exercise of stock options by staff, officers, directors and consultants. The Company has a commitment of approximately $175,000 annually to maintain all its Mineral Leases in Alberta as discussed under Item 1, B. The Company has the financial resources to make the rental payment in 2001 that will maintain the Mineral Leases in good standing until August of 2002. Additional financing will be required to maintain the Mineral Leases beyond August of 2002.

The Company's Mineral Permits are in good standing until February 2002. Additional exploration assessments valued at $10.56 million will be required if the Company elects to continue to hold all of the Mineral Permits.

Birch anticipates that, following the evaluation of drill cores currently in the lab, the amount of land held under Mineral Permit could be reduced. Additional financing may be required to undertake further exploration, but the amount of exploration work and financing required has not been determined.

During the nine month period ended September 30, 2000, Birch raised $2,697,546 through the sale of the Company's Common Shares in a private placement. Additionally, the Company raised $1,330,976 pursuant to the exercise of common share purchase warrants and $335,904 pursuant to the exercise of stock options.

The funds raised during the prior three-years, plus the nine months ended September 30, 2000 are summarized in the following table.



                                                                                                      EQUIVALENT $U.S.
DATE OF ISSUE         NO. OF SHARES (UNITS)   UNIT PRICE ($CAN)    TOTAL FUNDS RAISED ($CAN)           FUNDS RAISED(1)
--------------------- ----------------------------------------- ----------------------------- ---------------------------

COMMON SHARES

1997                                     --                  --                            --                          --

1998                              1,376,934      $0.35 to $0.70                      $553,353                    $373,005

1999                              3,391,305      $0.36 to $1.15                    $1,609,000                  $1,078,418

2000 - 9 months                   2,365,256               $1.15                    $2,697,546                  $1,833,070


WARRANTS EXERCISED

1997                              2,691,336      $0.30 to $0.75                      $883,095                    $637,798

1998                                      0                   0                             0                           0

1999                                 26,389               $1.00                       $26,389                     $17,687

2000 - 9 months                   1,322,226      $1.00 to $1.50                    $1,330,976                    $904,441

OPTIONS EXERCISED

1997                                 62,000      $0.10 to $0.59                       $21,880                     $15,802

1998                                 47,000      $0.10 to $0.22                        $5,540                      $3,734

1999                                257,400      $0.22 to $0.70                      $129,006                     $86,465

2000 - 9 months                     625,600      $0.22 to $1.36                      $335,904                    $228,258


NOTE:

(1) U.S. dollars based on the exchange rates for the Canadian dollar as at the date of issue. See "Currency and Exchange Rates" above.

The Company is in the process of exploring its mineral leases and permits and has not yet determined whether they contain economically recoverable reserves. It has incurred a net loss of $575,697 during the year ended December 31, 1999 (1998 - $2,890,369; 1997 - $4,539,479) and as at December 31, 1999 has a deficit of $9,997,545. The Company's ability to continue as a going concern is largely dependent on it success in obtaining sufficient funds to carry out exploration activities on its mineral claims, preserving its interest in the underlying claims, establishing the existence of economically recoverable mineral reserves, and obtaining the financing to complete the development and achieve future profitable production or, alternatively, upon the Company's ability to dispose of its interests on an advantageous basis. Management plans to continue to access the equity market from time to time for financing of its operations and to be prudent with general and administrative expenditures and selective in its exploration expenditures in order to preserve the Company's working capital. The Company has been successful in the past in raising funds for operating and exploration activities but there is no assurance that it will be able to do so in the future. Should future financing efforts not meet with success, there is substantial doubt about the ability of the Company to continue as a going concern as it would likely have to dispose of its assets on a less than advantageous basis.

Management believes that mineral technology and junior exploration companies will continue to have difficulty financing new issues in the current market. As a result, the Company will continue to be prudent in its technology development and exploration expenditures and general and administrative costs to preserve its working capital. Management believes that Birch has adequate financial resources to fund the next two years of currently planned activities.

The Company has been able to raise the required financing to continue to meet its obligations, to retain qualified staff, conduct exploration and the research and development necessary to support the exploration.

At December 31, 1997, Birch had working capital of $738,000 compared to $4,964,494 at December 31, 1996. There was a significant expenditure on field exploration and drilling on several of the Company's properties in 1997. The general & administrative expenses in 1997 were $1,144,000, compared with $1,102,000 in 1996.

As at December 31, 1998, Birch had net working capital of $272,432, compared to net working capital of $738,000 as at December 31, 1997. The primary sources of capital were issuance of Common Shares from treasury in the 1997 and 1998 financial years.

As at December 31, 1999, Birch had net working capital of $667,906, compared to net working capital of $272,432 as at December 31, 1998. The primary sources of capital were issuance of Common Shares from treasury in both financial years. In 1999 Birch raised a total of $1,609,000 through private placements, compared to $553,353 raised in 1998. The Company received a refund of the Seriousness Bond, plus interest, in the amount of $212,629 from the Federal Republic of Indonesia in 1999.

During 1999 Birch changed its method of accounting for income taxes from the deferral method to the liability method. This policy has been adopted retroactively, resulting in the restatement of the December 31, 1998 financial statements. Details are contained in Note 3 to the Audited Financial Statements for 1999.

As at September 30, 2000, Birch had net working capital of $2,972,151. The primary source of capital was the issuance of Common Shares.

RESULTS OF OPERATIONS

In 1999, general and administrative expenses were $835,687, other income was $33,190 and future tax recovery was $226,800, resulting in a net loss of $575,697 or $0.02 per share. General and administrative expenses increased over 1998 due to increased activity. Other income consisted of interest income of $71,096 (an increase from 1998 due to larger cash reserves), gain on disposal of investment of $2,090 (compared to a 1998 loss of $105,000 due to recovery of share price), writedown of investments of $14,160 (compared to a 1998 writedown of $143,220 due to less movement in share price) and writedown of mineral exploration costs of $25,836 incurred in Alberta, Yukon and Indonesia. The Company is no longer active in the Yukon or Indonesia.

In 1998, general and administrative expenses were $737,371, other costs were $2,479,725 and future tax recovery was $326,727, resulting in a net loss of $2,890,369 or $0.13 per share. General and administrative expenses decreased from 1997 due to management actions in order to minimize strain on cash reserves. Other costs consisted of interest income of $38,316 (a decrease from 1997 due to lower cash reserves), loss on disposal of investment of $105,000 (compared to a 1996 loss of $Nil due to decreasing share price), writedown of investments of $143,220 (compared to 1997 writedown of $529,267 due to decreasing share price) and writedown of mineral exploration costs of $2,269,821 incurred on leases and permits in Alberta, Saskatchewan, Yukon and Indonesia. Birch conducted exploration and found that the results of the exploration did not justify further work and expenditures. Therefore, the Company dropped the permits, claims and Contract of Work in Saskatchewan, Yukon and Indonesia and all costs associated were written off.

The future tax recovery for both 1998 and 1999 results from the recovery of future tax liabilities recorded in relation to renouncement of qualified expenditures. The Company has future tax assets in excess of future tax liabilities at the end of each of 1997, 1998 and 1999.

In 1997, general and administrative expenses were $1,144,144 and other costs of $3,395,335 resulted in a net loss of $4,539,479 or $0.21 per share. General and administrative expenses increased from 1996 due to the level of activity. Other income consisted of interest income of $130,835 (a decrease from 1996 due to lower cash reserves), writedown of investments of $529,267 (compared to 1996 writedown of $Nil due to decreasing share price) and writedown of mineral exploration costs of $2,996,903 incurred on leases and permits. Exploration costs in Alberta, Manitoba and Indonesia were expensed based on estimated impairment to those permits and leases. The Company dropped mineral claims in British Columbia and therefore expensed all associated costs.

During 1999, Birch increased its exploration and development expenses from the previous year as a result of increased activities in the laboratory, plus analysis of drill core received from oil sands mining companies. Work on the Assessment Filing was initiated in 1999, culminating with a submission to Alberta Department of Resource Development on April 28, 2000. This filing will hold 1,600,752 acres (647,802 hectares) of Mineral Permits in the Athabasca valley and 204,959 acres (82,994 hectares) of Mineral Permits in the Birch Mountains in good standing for two more years.

The net loss for the nine months ended September 30, 2000 was $1,435,193 or $0.04 per share, compared to $513,939 or $0.02 per share for the same period in 1999. A large portion of the significant increase in expense in 2000 is attributable to a consulting fee of $490,000 paid in shares to American Precious Metals Inc. ("APM"), and increases in expenses associated with higher levels of activity than were incurred in 1999.

In consideration of APM introducing the Company to parties that have been or are instrumental in providing direction in developing analytical protocols, the Company agreed to pay APM a fee equal to 500,000 Common Shares of the Company. This fee is payable as to 350,000 Common Shares in consideration of introductions to parties who have materially advanced the Company in its efforts to develop an assay procedure and as to 150,000 Common Shares upon providing to the Company a proprietary assay procedure which reliably confirms concentrations of precious metals in the Company's Athabasca project rock equal to or greater than 1 gram per tonne.

Pursuant to the terms of a Finder's Fee Agreement dated June 25, 1999, the Company has issued 350,000 Common Shares at a price of $1.40 per share, being the market price on the date of issuance. No proprietary assay procedure has yet been provided to the Company by APM that has proven to be successful in reliably confirming concentrations of precious metals in the Company's Athabasca project rock.

CORPORATE INCOME AND EXPENSES

Birch is engaged in technology development and mineral exploration and does not have any production or revenue from sale of its technology or mineral production. Though Birch has received some one-time payments from a Joint Venture partner, the Company's main source of income from year to year is interest earned on its term deposits. The interest income over the past three years has varied with the amount of money in term deposits and has not been a significant component of the Company's ability to operate, therefore, a comparative analysis would not be meaningful.

The Company and its subsidiaries have no income from production since they are presently at the research and exploration stage. The Company spends about $170,000 monthly for management and shareholder services, outside consulting, laboratory analysis, travel and other expenses. These monthly expenses are expected to increase with increasing research and exploration activities, and will increase significantly if and when the Company undertakes field-drilling activities.

FLOW-THROUGH ARRANGEMENTS

In consideration for cash proceeds, an investor receives a specified number of flow-through shares, warrants and the right to receive flow-through deductions in the form of Canadian exploration expense ("CEE") from the Corporation equal to the subscription amount within a 24 month period. The flow-through deductions can be applied against the income of the investor for Canadian tax purposes. Furthermore, subject to statutory restrictions on resale, the investor can also sell the shares on a public stock exchange.

At present, Birch is committed to several outstanding flow-through share issuances. At September 1, 2000, Birch has yet to incur and renounce $946,033 in CEE. Of that total, $31,615 has to be incurred by May 31, 2001, $898,6578 has to be incurred by January 31, 2002 and the remaining $15,761 has to be incurred by February 28, 2002.

By contractual agreement, Birch is required to spend the subscription proceeds received from the issuance of flow-through shares on CEE. Generally, CEE from a mineral exploration perspective is defined under the Tax Act to include any expense incurred for the purpose of determining the existence, location, extent or quality of a mineral resource in Canada or any expense incurred for the purpose of bringing a new mine in a mineral resource in Canada into production in reasonable commercial quantities. However, the definition of CEE excludes Canadian development expense ("CDE") or any expense that may reasonably be considered to be related to a mine that has come into production in reasonable commercial quantities or to be related to a potential or actual extension thereof.

Generally, CDE from a mining perspective, is defined under the Tax Act to include any expense incurred by the taxpayer in sinking or excavating a mine shaft, main haulage way or similar underground work designed for continuing use, for a mine in a mineral resource in Canada built or excavated after the mine came into production, or in extending any such shaft, haulage way or work. Furthermore, CDE includes certain costs to acquire rights, licences or privileges to prospect, explore, drill or mine for minerals in a mineral resource in Canada, certain rentals or royalties paid and computed by reference to the amount or value of production from a mineral resource in Canada, and costs to acquire any real property in Canada the principal value of which depends upon its mineral resource content.

Neither CEE nor CDE includes an expense that is the cost, any part of the cost, to the taxpayer of any depreciable property.

Under the Tax Act, a corporation has 24 months from the end of the month of the day an agreement is made with a flow-through shareholder to incur CEE. A corporation has to renounce the flow-through deductions to shareholders before March of the first calendar year that begins after that period.

In situations where a corporation renounces more flow-through deductions to shareholders than it was actually allowed under the Tax Act, it has to file a statement to the Canada Customs and Revenue Agency specifying appropriate reductions in excess flow-through deductions to shareholders. The shareholders would be reassessed for income tax purposes based on this statement.

When a corporation renounces more flow-through deductions to shareholders than is allowed, the corporation itself may be subject to a deductible tax under Part
XII.6 of the Tax Act in regards to the excess flow-through deductions. Furthermore, the corporation may be subject to civil and in some instances, criminal penalties depending upon the severity of the deficiencies that led to the over-renunciation of flow-through deductions.

ITEM 9A:          RISKS AND UNCERTAINTIES

The Company's operating results are reported in Canadian dollars. It is expected that a portion of the Company's revenues will be generated in foreign currencies, including U.S. dollars, while the Company's expenses will be generated in Canadian dollars. The exchange rate between the Canadian dollar and foreign currencies has varied significantly over the past five years. To the extent that foreign currency revenues are greater than expenses in a strengthening foreign currency environment, there will be a positive impact on the Company's income from operations. Conversely, if foreign currency revenues are greater than foreign currency expenses in a weakening foreign currency expenses in a weakening foreign currency environment, there will be a negative impact on the Company's income from operations. This exchange rate risk, on an annual basis, primarily reflects the impact of fluctuating exchange rates on the net difference between total foreign currency revenues and foreign currency expenses.

ITEM 10:          DIRECTORS AND EXECUTIVE OFFICERS

The following table list the names of the Directors and Executive Officers of the Company.


------------------------------------------------------------------------------------------------------------------------
                                                                               DATE ELECTED OR
DIRECTOR/EXECUTIVE OFFICER                POSITION(S) HELD                     APPOINTED           COUNTRY OF RESIDENCE
------------------------------------------------------------------------------------------------------------------------
Kerry E. Sully                            Chairman of the Board and Director   1995                Canada
------------------------------------------------------------------------------------------------------------------------
Douglas J. Rowe                           President, CEO & Director            1994                Canada
------------------------------------------------------------------------------------------------------------------------
Donald L. Dabbs                           Vice President, CFO & Director       1994                Canada
------------------------------------------------------------------------------------------------------------------------
Myron A. Goldstein                        Director                             1995                United States
------------------------------------------------------------------------------------------------------------------------
Lanny K. McDonald                         Director                             1995                Canada
------------------------------------------------------------------------------------------------------------------------
Edward Rochette                           Director                             2000                Singapore
------------------------------------------------------------------------------------------------------------------------
John R. Houghton                          Corporate Secretary                  1998                Canada
------------------------------------------------------------------------------------------------------------------------
Hugh Abercrombie                          Vice President, Exploration          1998                Canada
------------------------------------------------------------------------------------------------------------------------

The Directors have served in their respective capacities since their election and/or appointment and their term extends to the next Annual General Meeting of Shareholders or until the office is vacated in accordance with the Article/By-Laws of the Company. If a Director resigns or is removed, a successor may be appointed by the remaining members of the Board of Directors. The Executive Officers serve at the pleasure of the Board of Directors. No family relationship exists between any Director or Executive Officer and any other Director or Executive Officer.

No Director and/or Executive Officer has been the subject of any order, judgment, or decree of any governmental agency or administrative body or of any court of competent jurisdiction, revoking or suspending for cause any license, permit or other authority of such person or of any corporation of which he is a Director and/or Executive Officer, to engage in the securities business or in the sale of a particular security or temporarily or permanently restraining or enjoining any such activity.

PROFILES OF DIRECTORS AND EXECUTIVE OFFICERS

The following are profiles of the directors and executive officers, including their principal occupations during the five years prior to the date hereof.

KERRY E. SULLY - CHAIRMAN OF THE BOARD AND DIRECTOR

Mr. Sully was elected by the shareholders as a director of the company in 1995 and has served as a director each year since 1995. Mr. Sully was appointed Chairman of the Board of Directors of the company in June of 1998.

Mr. Sully has been President and CEO of CGX Energy Inc. since March, 1999, a company first listed on the Canadian Dealing Network in March, 1999 and now listed on the Canadian Venture Exchange Inc. He was President, Chief Executive Officer and a director of Ranchmen's Resources Ltd., a company listed on the Toronto Stock Exchange, from 1989 to 1995.

DOUGLAS J. ROWE - PRESIDENT, CHIEF EXECUTIVE OFFICER AND DIRECTOR

Mr. Rowe was a founder of the Company and has served in the position of President, CEO and director from the formation of the company in 1994. Prior thereto, Mr. Rowe was President and Chairman of the Board of Brougham Geoquest Ltd., a company engaged in mineral exploration and Brougham Energy Corporation, a company engaged in oil and gas exploration and development.

DONALD L. DABBS - VICE-PRESIDENT, CHIEF FINANCIAL OFFICER AND DIRECTOR

Mr. Dabbs was a founder of the Company and has served as the CFO and a director since 1994. Mr. Dabbs was President, CEO and director of Niaski Environmental Inc., a company listed on The Alberta Stock Exchange, from February 1998 to August 1999 when he returned to Birch. He served as Vice President of the Company from December 1995 to January 1998. He was Regional Manager, Bovar Environmental, and Vice President of Concord Environmental Corporation from 1988 to 1994.

MYRON A. GOLDSTEIN - DIRECTOR

Dr. Goldstein has over 25 years of experience in precious and base metal exploration, and has been a director of the Company since 1995. Dr. Goldstein was Chief Operating Officer for DiamondWorks Inc. from June 1995 to November 1998 and has served as President of Northern Exploration Ltd., a private company, from February

1996 to present.

LANNY K. MCDONALD - DIRECTOR

Mr. McDonald is an independent business man and was Vice-President of Corporate Development, The Calgary Flames of the National Hockey League from 1992 to August 2000. From 1989 to 1992, he was Vice-President, Corporate and Community Relations with the Calgary Flames. Mr. McDonald has been a director of the company since 1995.

EDWARD ROCHETTE - DIRECTOR

Mr. Rochette is the Senior Vice-President of Ivanhoe Mines. From 1992 to 1995, he was the Vice-President of Ivanhoe Capital. From 1980 to 1992, he was the Manager-Lands of Nerco Minerals.

JOHN R. HOUGHTON - CORPORATE SECRETARY

Mr. Houghton served as a director of the company in 1998, and has been corporate secretary since December of 1998.

Mr. Houghton has been a partner in the law firm Donahue and Partners since February of 1999. Previously, he was a partner in the law firm of Mackimmie Matthews from 1984 to 1999.

HUGH J. ABERCROMBIE - VICE PRESIDENT, EXPLORATION

Dr. Abercrombie joined the Company as Manager, Exploration in February, 1997 and was appointed Vice- President, Exploration in November, 1998.

After completing post-graduate studies in 1989, Dr. Abercrombie worked for eight years as a research scientist with the Geological Survey of Canada. His research focused on low temperature metal transport in sedimentary basins and formed the basis for Birch's Prairie Gold model.

ITEM 11:          COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

The Company has six directors, two of whom are executive officers. The Company also has a corporate secretary and one additional executive officer who is not a director. The total cash remuneration paid or accrued during Fiscal 1999 to all members of management (all executive officers and any other key personnel who were employed by the Company or its subsidiaries or retained on a consulting basis) was $237,830. No directors of the Company received any fees for providing services as directors during the Company's 1999 Fiscal year.

The Company has in place a stock option plan dated November 2, 1994 (the "Plan"), under which non- transferable options to purchase Common Shares (the "Option") may be granted to directors, officers, employees and consultants of the Company or an affiliate of the Company. The Plan contains early termination provisions for certain situations. In addition, the Plan contains provisions stating that the option period may not extend past five years and the number of Common Shares issuable on exercise of outstanding stock options may not exceed 10% of the issued and outstanding Common Shares. The Plan is administered by the Compensation Committee of the Board of Directors of the Company, who make allocations to eligible persons after considering their present and potential contributions and other relevant factors. The Plan was filed with The Alberta Stock Exchange (now the Canadian Venture Exchange Inc.) and was approved by the shareholders on November 2,

1994.

ITEM 12:          OPTIONS TO PURCHASE SECURITIES FROM REGISTRANT OR SUBSIDIARIES

STOCK OPTION GRANTS

The following table sets forth details with respect to the outstanding options and warrants as of September 30, 2000.

TYPE OF SECURITY: STOCK OPTIONS


                               NUMBER OF SHARES BY
OPTIONEE                       OUTSTANDING OPTIONS           DATE OF EXPIRY                PURCHASE PRICE OF SHARES
-----------------------------  ----------------------------- ----------------------------- -----------------------------
All Optionees other than                      5,000          November 21, 2001                         $0.70
Directors and Officers
                                             10,000          June 5, 2002                              $0.70
                                             75,000          July 13, 2003                             $0.22
                                             50,000          November 16, 2003                         $0.35
                                             30,000          July 26, 2004                             $1.25
                                            365,000          November 18, 2004                         $1.36
Directors and Officers                       50,000          January 16, 2001                          $0.70
                                            100,000          November 21, 2001                         $0.70
                                             75,000          January 2, 2002                           $0.70
                                            100,000          March 24, 2002                            $0.70
                                            150,000          March 9, 2003                             $0.90
                                            440,000          November 16, 2003                         $0.35
                                            470,000          November 18, 2004                         $1.36


TYPE OF SECURITY: COMMON SHARE PURCHASE WARRANTS


                               NUMBER OF SHARES BY
OPTIONEE                       OUTSTANDING WARRANTS          DATE OF EXPIRY                PURCHASE PRICE OF SHARES
-----------------------------  ----------------------------- ----------------------------- -----------------------------
All Optionees other than                228,153              February 10, 2001                         $1.50
Directors and Officers
                                        758,362              April 21, 2001                            $1.50
                                        351,114              April 25, 2001                            $1.50
                                          9,783              April 30, 2001                            $1.50
DIRECTORS AND OFFICERS                    5,870              April 21, 2001                            $1.50
                                         57,500              April 25, 2001                            $1.50

ITEM 13:          INTEREST OF MANAGEMENT IN CERTAIN TRANSACTIONS

There are no transactions that have materially affected or will materially affect the Company in which any director, executive officer or beneficial holder of more than 10% of the outstanding Common Shares, or any of their respective relatives, spouses, associates of affiliates has had or will have any direct or material indirect interest.

                                     PART II

ITEM 14:          DESCRIPTION OF SECURITIES TO BE REGISTERED

The Company has an authorized capital consisting of an unlimited number of Common Shares, of which 33,552,966 are issued and outstanding as of the date of this Registration Statement.

The holders of Common Shares are entitled to one vote for each share held of record on all matters to be voted on by stockholders. There is no cumulative voting with respect to the election of directors, with the result that the holders of more than 50% of the shares voting for the election of directors can elect all of the directors. Holders of Common Shares are entitled to receive dividends when, as and if declared by the Board of Directors in its discretion, out of funds legally available therefor. In the event of liquidation, dissolution or winding up of the Company, the holders of Common Shares are entitled to share ratably in the assets of the Company, if any, legally available for distribution to them after payment of debts and liabilities of the Company after provision has been made for each class of stock, if any, having liquidation preference over the Common Shares. Holders of Common Shares have no conversion, preemptive or other subscription rights, and there are no redemption or sinking fund provisions applicable to the Common Shares. All of the outstanding Common Shares are fully paid and non-assessable.

The Company is authorized to issue an unlimited number of non-voting shares. The holders of the non-voting shares are entitled to dividends, if, as and when declared by the Board of Directors and, upon liquidation, to receive such assets of the Company as are distributable to the holders of the non-voting and Common Shares.

The Company is authorized to issue an unlimited number of preferred shares. The preferred shares may be issued from time to time in one or more series, each consisting of a number of preferred shares as determined by the Board of Directors of the company who also may fix the designations, rights, privileges, restrictions and conditions attaching to the shares of each series of preferred shares. There are no preferred shares issued and outstanding. The preferred shares of each series shall, with respect to payment of dividends and distribution of assets in the event of voluntary or involuntary liquidation, dissolution or winding-up of the Company or any other distribution of the assets of the Company among its shareholders for the purpose of winding-up its affairs, rank on a parity with the preferred shares of every other series and shall be entitled to preference over the Common Shares and the shares of any other class ranking junior to the preferred shares.

RIGHTS PLAN

On May 17, 2000 the Board of Directors (the "Board") of the Company adopted the rights plan of the Company ("Rights Plan"), which was implemented pursuant to a shareholders rights plan agreement (the "Rights Plan Agreement") of the same date between the Company and Montreal Trust Company of Canada, as rights agent. The shareholders of the Company approved the Rights Plan on June 22, 2000. The purpose of the Rights Plan is, firstly, to protect shareholders of the Company from unfair, abusive or coercive takeover strategies, including the acquisition of control of the Company by a bidder in a transaction or series of transactions that does not treat all shareholders equally or fairly or that does not afford all shareholders an equal opportunity to share in any premium paid upon an acquisition of control. Secondly, the purpose of the Rights Plan is to afford both the shareholders of the Company and the Board adequate time to assess an offer made for the Company's and to pursue, explore and develop alternative courses of action in any attempt to maximize shareholder value.

The Rights Plan is not intended to deter a person from seeking to acquire control of the Company if such person is prepared to make a takeover bid pursuant to a Permitted Bid or Competing Permitted Bid in accordance with the provisions of the Rights Plan. The Rights Plan is intended to make it impracticable to acquire 20% percent or more of the outstanding voting shares of the Company other than by way of a Permitted Bid or a Competing Permitted Bid. This impracticability arises as a result of the fact that the Rights will substantially dilute the holdings of a person that seeks to acquire control of the Company other than by means of a Permitted Bid or a Competing Permitted Bid.


ITEM 15:          DEFAULTS UPON SENIOR SECURITIES

Not applicable.

ITEM 16:          CHANGES IN SECURITIES AND CHANGES IN SECURITY FOR REGISTERED
                  SECURITIES

Not applicable.

ITEM 17:          FINANCIAL STATEMENTS

See pages F-1 through F-18, incorporated by reference.

ITEM 19:          FINANCIAL STATEMENTS AND EXHIBITS

(1)      Index to Financial Statements of Birch Mountain Resources Ltd.

         Report of Independent Auditors

         Consolidated Balance Sheets for the years ended December 31, 1999, 1998 and 1997 and for the nine months ended September 30, 2000

         Consolidated Statements of Loss and Deficit for the years ended December 31, 1999, 1998 and 1997 and for the nine months ended September 30, 2000

         Consolidated Statements of Cash Flow for the years ended December 31, 1999, 1998 and 1997 and for the nine months ended September 30, 2000

         Notes to and forming part of the Consolidated Financial Statements

(2)      Exhibits

Exhibits incorporated by reference to the Form 20-F filed on September 29, 2000:

1.       Articles of Amalgamation

2.       By-Law No. 1

3.       Shareholders Rights Plan Agreement

4.       Stock Option Plan

5. Employment Agreement between the Company and Douglas J. Rowe dated December 1, 1995

Exhibits incorporated by reference to the Form 20-F/A2 filed on December 4, 2000:

6.       News Release of the Company dated September 27, 2000

7. Finders Fee Agreement between the Company and American Precious Metals Inc. dated June 25, 1999

                                    SIGNATURE


         In accordance with Section 12 of the Securities Exchange Act of 1934, as amended, the Registrant certified that it meets all of the requirements for filing on Form 20-F and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereto duly authorized.

                                    BIRCH MOUNTAIN RESOURCES LTD.

Date: February 2, 2001              Per:   /s/Douglas J. Rowe
                                           ------------------
                                           Douglas J. Rowe, P. Eng.
                                           President and Chief Executive Officer

                                                   BIRCH MOUNTAIN RESOURCES LTD.
                                               CONSOLIDATED FINANCIAL STATEMENTS
                                                December 31, 1999, 1998 and 1997

                                                            TO THE SHAREHOLDERS:
                                                   BIRCH MOUNTAIN RESOURCES LTD.
                                                                AUDITORS' REPORT

--------------------------------------------------------------------------------






We have audited the consolidated balance sheets of BIRCH MOUNTAIN RESOURCES LTD. as at December 31, 1999, 1998 and 1997, and the consolidated statements of loss and deficit and cash flow for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 1999, 1998 and 1997, and the results of its operations and the changes in its cash flow for the years then ended in accordance with Canadian generally accepted accounting principles.




                                          /s/   Meyers Norris Penny
                                          -------------------------
                                          Meyers Norris Penny
Calgary, Alberta                          Chartered Accountants
March 13, 2000 (except as to Notes 1
and 17, which are as at November 24, 2000)




COMMENTS BY AUDITORS FOR U.S. READERS ON CANADA-U.S. REPORTING DIFFERENCE

In the United States, reporting standards for auditors require the addition of an explanatory paragraph [following the opinion paragraph] when the financial statements are affected by conditions and events that cast substantial doubt on the Corporation's ability to continue as a going concern, such as those described in Note 1 to the financial statements. Our report to the shareholders dated March 13, 2000 is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the auditors' report when these are adequately disclosed in the financial statements.


                                          /s/  Meyers Norris Penny
                                          ------------------------
                                          Meyers Norris Penny
Calgary, Alberta                          Chartered Accountants
November 24, 2000

                                                   BIRCH MOUNTAIN RESOURCES LTD.
                                                      CONSOLIDATED BALANCE SHEET
                                          As at December 31, 1999, 1998 and 1997

------------------------------------------------------------------------------------------------------------------------------
                                                           NINE MONTHS
                                                              ENDED          YEAR ENDED        YEAR ENDED       YEAR ENDED
                                                           SEPTEMBER 30        DEC. 31           DEC. 31           DEC. 31
                                                         ---------------- ----------------- ----------------- ----------------
                                                               2000              1999              1998             1997
                                                           (unaudited)
ASSETS
CURRENT
 Cash  (Note 5)                                             3,204,1783          943,558           475,188           719,316
 Accounts receivable                                            26,849           36,384           142,057           185,435
 Prepaids and deposits                                          13,484           12,691           191,410           349,218
-------------------------------------------------------- ---------------- ----------------- ----------------- ----------------

                                                             3,244,506          992,633           808,655         1,253,969

INVESTMENT  (Note 6)                                            15,930           15,930            36,890           130,000

CAPITAL  (Note 7)                                              198,596          144,674           146,714           215,423

MINERAL EXPLORATION COSTS  (Note 8)                         10,102,037        7,828,506         7,195,948         8,555,331
-------------------------------------------------------- ---------------- ----------------- ----------------- ----------------

                                                            13,561,069        8,981,743         8,188,207        10,154,723
-------------------------------------------------------- ---------------- ----------------- ----------------- ----------------

LIABILITIES
CURRENT
 Accounts payable                                              272,356          324,727           536,223           515,950
-------------------------------------------------------- ---------------- ----------------- ----------------- ----------------

SHAREHOLDERS' EQUITY

SHARE CAPITAL  (Note 9)                                     24,721,451       18,654,561        17,073,832        16,170,252

DEFICIT                                                    (11,432,738)      (9,997,545)       (9,421,848)       (6,531,479)
-------------------------------------------------------- ---------------- ----------------- ----------------- ----------------

                                                            13,288,713        8,657,016         7,651,984         9,638,773
-------------------------------------------------------- ---------------- ----------------- ----------------- ----------------

                                                            13,561,069        8,981,743         8,188,207        10,154,723
-------------------------------------------------------- ---------------- ----------------- ----------------- ----------------


Approved on behalf of the Board:

/s/ Donald L. Dabbs                             Director
-----------------------------------------------
Donald L. Dabbs

/s/ Douglas J. Rowe                             Director
-----------------------------------------------
Douglas J. Rowe

                                                   BIRCH MOUNTAIN RESOURCES LTD.
                                      CONSOLIDATED STATEMENT OF LOSS AND DEFICIT
                                          As at December 31, 1999, 1998 and 1997

-------------------------------------------------------------------------------------------------------------------------------
                                                      NINE MONTHS ENDED          YEAR ENDED      YEAR ENDED       YEAR ENDED
                                                        SEPTEMBER 30              DEC. 31          DEC. 31         DEC. 31
                                                  ---------------------------   -------------   ------------    ---------------
                                                    2000            1999            1999            1998             1997
                                                         (unaudited)
EXPENSES
     Salaries, management fees and benefits          410,888        204,275          289,432         227,080          461,160
     Shareholder services and promotion              208,114        120,962          222,769         132,844          266,619
     Office                                          181,742        118,622          162,197         176,104          233,619
     Professional fees                               723,445         85,083          120,811         131,085          121,957
     Amortization                                     37,903         29,130           40,478          70,258           60,789
----------------------------------------------- -------------- --------------- --------------- ---------------- ---------------

LOSS BEFORE THE FOLLOWING                          1,562,092        558,082          835,687         737,371        1,144,144
----------------------------------------------- -------------- --------------- --------------- ---------------- ---------------

     Interest and other income                      (132,417)       (44,962)         (71,096)        (38,316)        (130,835)
     (Gain) loss on disposal of investment                 -              -           (2,090)        105,000
     Write down of investments                             -              -           14,160         143,220          529,267
     Write down of mineral exploration
            costs  (Note 8)                            5,518            819           25,836       2,269,821        2,996,903
----------------------------------------------- -------------- --------------- --------------- ---------------- ---------------
                                                    (126,899)       (44,143)         (33,190)      2,479,725        3,395,335
----------------------------------------------- -------------- --------------- --------------- ---------------- ---------------

LOSS BEFORE INCOME TAXES                           1,435,193        513,939          802,497       3,217,096        4,539,479

     Future income tax recovery                            -              -         (226,800)       (326,727)               -
----------------------------------------------- -------------- --------------- --------------- ---------------- ---------------

NET LOSS FOR THE YEAR                              1,435,193        513,939          575,697       2,890,369        4,539,479

DEFICIT AT BEGINNING OF YEAR                       9,997,545      9,421,848        9,421,848       6,531,479        1,992,000
----------------------------------------------- -------------- --------------- --------------- ---------------- ---------------

DEFICIT AT END OF YEAR                            11,432,738      9,935,787        9,997,545       9,421,848        6,531,479
----------------------------------------------- -------------- --------------- --------------- ---------------- ---------------



LOSS PER SHARE  (Note 10)                              (0.04)         (0.02)          (0.02)          (0.13)            (0.21)
----------------------------------------------- -------------- --------------- --------------- ---------------- ---------------

                                                   BIRCH MOUNTAIN RESOURCES LTD.
                                             CONSOLIDATED STATEMENT OF CASH FLOW
                                          As at December 31, 1999, 1998 and 1997

-------------------------------------------------------------------------------------------------------------------------------

                                                    NINE MONTHS ENDED          YEAR ENDED       YEAR ENDED       YEAR ENDED
                                                      SEPTEMBER 30              DEC. 31          DEC. 31           DEC. 31
                                                -------------------------    -------------    --------------    ---------------
                                                  2000            1999            1999             1998             1997
                                                       (unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES
     Cash received from interest                  101,590         54,729            71,096          38,316           130,835
     Cash received from Government
        of Indonesia                                   --             --           175,555         165,708                --
     Cash paid to employees and suppliers      (1,078,039)      (485,205)         (774,537)       (796,087)         (971,300)
--------------------------------------------- -------------- --------------- --------------- ---------------- -----------------

                                                 (976,449)      (430,476)         (527,886)       (592,063)         (840,465)
--------------------------------------------- -------------- --------------- --------------- ---------------- -----------------

CASH FLOWS FROM FINANCING ACTIVITIES
     Issuance of common shares for cash         4,293,426      1,175,461         1,656,061         573,893           778,818
     Share issuance costs                        (116,536)       (17,158)          (34,594)        (13,061)           (1,274)
--------------------------------------------- -------------- --------------- --------------- ---------------- -----------------

                                                4,176,890      1,158,303         1,621,467         560,832           777,544
--------------------------------------------- -------------- --------------- --------------- ---------------- -----------------

CASH FLOWS FROM INVESTING ACTIVITIES
     Proceeds on disposal (acquisition)
        of investment                                   -              -             8,890          25,000           (10,753)
     Purchase of capital assets                   (66,295)       (29,172)          (38,438)         (1,549)         (107,457)
     Mineral exploration costs                   (873,531)      (435,429)         (595,663)       (236,348)       (3,933,289)
--------------------------------------------- -------------- --------------- --------------- ---------------- -----------------

                                                 (939,826)      (464,601)         (625,211)       (212,897)       (4,051,499)
--------------------------------------------- -------------- --------------- --------------- ---------------- -----------------

INCREASE (DECREASE) IN CASH                     2,260,615        263,226           468,370        (244,128)       (4,114,420)

CASH AT BEGINNING OF YEAR                         943,558        475,188           475,188         719,316         4,833,736
--------------------------------------------- -------------- --------------- --------------- ---------------- -----------------

CASH AT END OF YEAR                             3,204,173        738,414           943,558         475,188           719,316
--------------------------------------------- -------------- --------------- --------------- ---------------- -----------------

                                                   BIRCH MOUNTAIN RESOURCES LTD.
                                  NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                                          As at December 31, 1999, 1998 and 1997

--------------------------------------------------------------------------------


1.   NATURE OF OPERATIONS AND GOING CONCERN CONSIDERATIONS

     Birch Mountain Resources Ltd. is in the process of exploring its mineral leases and permits and has not yet determined whether they contain economically recoverable reserves.

     These financial statements have been prepared by management in accordance with generally accepted accounting principles on a going concern basis. This presumes funds will be available to finance ongoing exploration, operations and capital expenditures and permit the realization of assets and the payment of liabilities in the normal course of operations for the foreseeable future. The Company has incurred a net loss of $575,697 during the year ended December 31, 1999 (1998 - $2,890,369; 1997 - $4,539,479) and
     as at December 31, 1999 has a deficit of $9,997,545. The Company's ability to continue as a going concern is largely dependent on its success in obtaining sufficient funds to carry out exploration activities on its mineral claims, preserving its interest in the underlying claims, establishing the existence of economically recoverable mineral reserves, and obtaining the financing to complete the development and achieve future profitable production or, alternatively, upon the Company's ability to dispose of its interests on an advantageous basis. Management plans to continue to access the equity market from time to time for financing of its operations and to be prudent with general and administrative expenditures and selective in its exploration expenditures in order to preserve the Company's working capital. The Company has been successful in the past in raising funds for operating and exploration activities but there is no assurance that it will be able to do so in the future. Should future financing efforts not meet with success, there is substantial doubt about the ability of the Company to continue as a going concern as it would likely have to dispose of its assets on a less then advantageous basis.

     These financial statements do not give effect to any adjustments which might be necessary should the Company be unable to continue its operations as a going concern.

     The Company has generally financed its exploration and operating costs through public offerings and private placements. The Company is obligated to incur certain levels of expenditures in order to maintain its rights to continue exploration of certain of its mineral leases and permits.


2.   SIGNIFICANT ACCOUNTING POLICIES

     The consolidated financial statements are expressed in Canadian dollars and are prepared in accordance with accounting principles generally accepted in Canada. These financial statements include the accounts of the Company and its wholly owned subsidiaries, Dawson Bay Minerals Inc., Swift River Minerals Ltd., 777195 Alberta Inc., 846785 Alberta Ltd., and Rockyview Development Limited and its subsidiaries.

     (a)  MINERAL EXPLORATION COSTS

          The mineral leases and permits are recorded at cost. Cost includes cash consideration and the market value of shares issued, if any. All direct and indirect acquisition and exploration expenditures are capitalized and deferred until the leases and permits to which they relate are placed on production, sold, allowed to lapse, or abandoned. These costs will be amortized over the estimated useful lives of the leases and permits following the commencement of production, or written off if the leases and permits are sold, allowed to lapse, or abandoned. The Company assesses the carrying value of these mineral exploration costs annually and based on estimates, adjusts the carrying amount for any impairments in value.

          Leases and permits acquired under option or joint venture agreements, whereby payments are made at the sole discretion of the Company, are recorded in the accounts at the time of payment.

                                                   BIRCH MOUNTAIN RESOURCES LTD.
                                  NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                                          As at December 31, 1999, 1998 and 1997

--------------------------------------------------------------------------------


2.   SIGNIFICANT ACCOUNT POLICIES (CONTINUED)

     (b)  CAPITAL ASSETS

          Capital assets are recorded at cost. Amortization is recorded at the following annual rates:

                   Equipment                      20% to 30% declining balance
                   Computer software             100% declining balance
                   Computer hardware              30% declining balance
                   Automotive                     30% declining balance
                   Leasehold improvements         20% straight line

          Amortization is charged at one-half of the annual rate in the year of acquisition of an asset.

     (c)  FUTURE INCOME TAXES

          The Company has adopted the liability method of accounting for income taxes (Note 3). Under this method, future income tax liabilities and future income tax assets are recorded based on temporary differences - the difference between the carrying amount of an asset or liability in the consolidated balance sheet and its tax basis - at the rate enacted at the date of the balance sheet. At the end of each year, future tax assets and future tax liabilities are reassessed, and any changes in the settlement value is reflected in income.

     (d)  STOCK OPTIONS

          No compensation expense is recognized when stock options are issued to employees, service providers or directors. Any consideration paid by the optionee on the exercise of stock options is credited to share capital.

     (e)  CASH

          Cash includes cash on account and demand deposits.

     (f)  FLOW-THROUGH SHARES

          Under Canadian income tax legislation, corporations are permitted to issue shares whereby the Company agrees to incur qualifying expenditures, as defined under the Canadian Income Tax Act, and renounce the related income tax deductions to the investors. Share capital is reduced by the estimated future income tax cost of the renounced deductions as the expenditures are incurred.

     (g)  USE OF ESTIMATES

          The preparation of financial statements in conformity with generally acceptable accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant areas requiring the use of management estimates relate to the determination of impairment of mineral exploration costs and reclamation obligations. Financial results as determined by actual events could differ from those estimates.

                                                   BIRCH MOUNTAIN RESOURCES LTD.
                                  NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                                          As at December 31, 1999, 1998 and 1997

--------------------------------------------------------------------------------

3.   CHANGE IN ACCOUNTING POLICY

     (a) During the year, the Company changed its method of accounting for income taxes from the deferral method to the liability method described in Note 2. This policy has been adopted retroactively resulting in the restatement of the December 31, 1998 financial statements as follows:

          As at December 31, 1998                           AS REPORTED            ADJUSTMENT               RESTATED
         ---------------------------------------------- ---------------------- --------------------- ---------------------

             Mineral exploration costs                          5,522,268               1,673,680             7,195,948
             Share capital                                     16,562,977                 510,855            17,073,832
             Deficit                                          (10,584,673)              1,162,825            (9,421,848)
             Future income tax recovery                                 -                 326,727               326,727
             Net loss for the year                             (3,217,096)                326,727            (2,890,369)

             Net earnings per common share
                Basic                                               (0.14)                   0.01                 (0.13)
                Fully diluted                                       (0.14)                   0.01                 (0.13)

     (b) The Company has adopted retroactively, the new CICA Handbook recommendations "Cash Flow Statements". Under this section, transactions that do not require the use of cash and cash equivalents are excluded from the statement of cash flow. Non-cash transactions excluded from the statement of cash flow for the years ended December 31, 1999, and 1998, are as follows:

          - Payment of employee salary with shares $15,000 (1998 - $15,000; 1997 - nil); and

          - Purchase of mineral rights with shares $43,500 (1998 - $465,920; 1997 - nil).

          During 1999, the Company acquired all of the outstanding shares of 846785 Alberta Ltd. which held a royalty interest and mineral leases. The cost of the acquisition, which was accounted for using the purchase method, consisted of 25,000 common shares of the Company. The purchase price of $28,500 has been allocated to mineral exploration costs.


4.   ACQUISITIONS

     During 1999, the Company acquired all of the outstanding shares of 846785 Alberta Ltd., which held a royalty interest and mineral leases. The cost of the acquisition, which was accounted for using the purchase method, consisted of 25,000 common shares of the Company. The purchase price of $28,500 has been allocated to mineral exploration costs.

     During 1998, the Company acquired all of the outstanding shares of 777195 Alberta Inc., which held certain mineral rights in the Athabasca region. The cost of the acquisition, which was accounted for using the purchase method, consisted of $25,000 cash and 770,000 common shares of the Company. The purchase price of $456,200 has been allocated to mineral exploration costs.

     Both 846785 Alberta Ltd. and 777195 Alberta Inc. were dissolved during the year ended December 31, 1999.


5.   CASH

                                                                                      1999              1998              1997
     ------------------------------------------------------ ---------------- ----------------- ----------------- ----------------

     Cash, available for use                                                       890,558           456,188           260,213
     Cash, subject to restriction                                                   53,000            19,000           459,103
     ------------------------------------------------------ ---------------- ----------------- ----------------- ----------------

                                                                                   943,558           475,188           719,316
     ------------------------------------------------------ ---------------- ----------------- ----------------- ----------------


     Cash subject to restriction represents amounts on deposit as security for letters of credit to the governments of Alberta and Manitoba. The 1997 amount includes a deposit with the Government of Indonesia.

                                                   BIRCH MOUNTAIN RESOURCES LTD.
                                  NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                                          As at December 31, 1999, 1998 and 1997

--------------------------------------------------------------------------------


6.   INVESTMENT

                                                                                     1999              1998              1997
     ------------------------------------------------------ ---------------- ----------------- ----------------- ----------------

     Tintina Mines Limited                                                               -                 -           130,000

     Tahera Corporation                                                             15,930            36,890                 -
     ------------------------------------------------------ ---------------- ----------------- ----------------- ----------------

     The cost of the Company's investment in 177,000 shares (1998 - 217,000 shares) of Tahera Corporation, formerly, Lytton Minerals Limited, has been written down to reflect its market value at December 31, 1999. During 1999 and 1998, the Company disposed of 40,000 shares for net proceeds of $8,890.


7.   CAPITAL ASSETS

                                                        1999                       1998                         1997
   ---------------------------------------- ------------- ------------- ------------- ------------- ------------- -------------
                                                              NET BOOK                   NET BOOK                     NET BOOK
                                                COST            VALUE         COST         VALUE          COST          VALUE
   ---------------------------------------- ------------- ------------- ------------- ------------- ------------- -------------

   Equipment                                    182,672        91,292       154,518       82,074       154,518       101,413
   Computer                                     179,914        44,549       169,629       52,136       168,080        96,293
   Automotive                                    34,090         8,185        34,090       11,693        34,090        16,704
   Leasehold improvements                         1,583           648         1,583          811         1,583         1,013
   ---------------------------------------- ------------- ------------- ------------- ------------- ------------- -------------

                                                398,259       144,674       359,820      146,714       358,271       215,423
   ---------------------------------------- ------------- ------------- ------------- ------------- ------------- -------------



8.   MINERAL EXPLORATION COSTS

                                                                BALANCE        ADDITIONS         WRITE DOWN         BALANCE
                                                               DEC. 31,         DURING             DURING          DEC. 31,
                                                                 1998          THE YEAR           THE YEAR           1999
   ------------------------------------------------------ ---------------- ----------------- ----------------- ----------------

    Alberta                                                     7,104,740        613,983               3,619       7,715,104
    Yukon                                                               1          2,028               2,028               1
    Manitoba                                                       91,207         22,194                   -         113,401
    Indonesia                                                           -         20,189              20,189               -
   ------------------------------------------------------ ---------------- ----------------- ----------------- ----------------

                                                                7,195,948        658,394              25,836       7,828,506
   ------------------------------------------------------ ---------------- ----------------- ----------------- ----------------


                                                                BALANCE        ADDITIONS         WRITE DOWN         BALANCE
                                                               DEC. 31,         DURING             DURING          DEC. 31,
                                                                 1997          THE YEAR           THE YEAR           1998
   ------------------------------------------------------ ---------------- ----------------- ----------------- ----------------

    Alberta                                                     6,654,914        467,115              17,289       7,104,740
    Saskatchewan                                                        -         34,057              34,057               -
    Yukon                                                       1,328,191        173,854           1,502,044               1
    Manitoba                                                       72,226         18,981                   -          91,207
    Indonesia                                                     500,000        216,431             716,431               -
   ------------------------------------------------------ ---------------- ----------------- ----------------- ----------------

                                                                8,555,331        910,438           2,269,821       7,195,948
   ------------------------------------------------------ ---------------- ----------------- ----------------- ----------------

                                                   BIRCH MOUNTAIN RESOURCES LTD.
                                  NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                                          As at December 31, 1999, 1998 and 1997

--------------------------------------------------------------------------------


8.   MINERAL EXPLORATION COSTS (CONTINUED)

                                                                BALANCE        ADDITIONS         WRITE DOWN         BALANCE
                                                               DEC. 31,         DURING             DURING          DEC. 31,
                                                                 1996          THE YEAR           THE YEAR           1997
   ------------------------------------------------------ ---------------- ----------------- ----------------- ----------------

    Alberta                                                     5,506,746      1,335,061             186,893       6,654,914
    British Columbia                                              374,585         34,328             408,913               -
    Yukon                                                         250,242      1,077,849                   -       1,328,191
    Manitoba                                                            -        288,905             216,679          72,226
    Indonesia                                                   1,487,372      1,197,046           2,184,418         500,000
   ------------------------------------------------------ ---------------- ----------------- ----------------- ----------------

                                                                7,618,945      3,933,289           2,996,903       8,555,331
   ------------------------------------------------------ ---------------- ----------------- ----------------- ----------------


     Included in mineral exploration costs are costs having a book value of approximately $2,449,500 (1998 - $2,406,000) which have no cost base for tax purposes.

     (a)  ALBERTA

          The Company holds significant mineral rights interests in the Athabasca region of northern Alberta.

          During 1997, the Company entered into an option agreement to earn a 51% interest in additional lands in the region with a payment of $1,200,000 on or before September 18, 1999. The option was not exercised.

          The Company is party to Co-Development Agreements with Syncrude Canada Ltd., Suncor Energy Inc. and Shell Canada Limited. The agreements provide for a co-operative development of the lands by bringing together the holder of the oil sands rights and the holder of the metallic and industrial mineral rights.

          During 1998, the Company entered into various agreements with Tahera Corporation (formerly Lytton Minerals Limited) involving certain exploration data and diamond rights in the area. Under the agreements the Company received $390,000 for the sale of the exploration data and 217,000 shares of Tahera Corporation for the option granted for the diamond rights. The interest that could be earned by Tahera ranged from 30% to 75% dependent on the level of exploration expenditures. Tahera did not meet spending requirements and, as such, the Company retains its interests in these lands.

          During 1998 and 1999, the Company acquired additional mineral rights in the area through the issue of shares.

          Certain lands in the Caribou Mountains and Marguerite River area are subject to nomination for preservation under the Special Places 2000 initiative of the Alberta Government. The Government has made commitments to honour current holdings; however, there is some risk certain lands will not be available for development. At the current time, none of the Company's core holdings are subject to Special Places 2000 nomination.

          The Company has filed an assessment report with the authorities which management believes will satisfy the Company's exploration commitment to date. The Company has been granted an extension on the next filing of assessment to April 2000. Management believes spending requirements have been sufficient to hold all Alberta lands until April 2002.

          Subsequent to the year-end, the Company:

          - Purchased certain mineral rights from Tintina Mines Limited and NSR Resources Inc. Consideration consisted of 600,000 shares; and

          - Began converting certain mineral permits in its core holdings to mineral leases. The conversion results in the strengthening of the Company's land tenure.

     (b)  SASKATCHEWAN

          Certain leases in Saskatchewan were acquired during 1998. The related costs have been written off as the Company has no plans to continue activity in this area.

                                                   BIRCH MOUNTAIN RESOURCES LTD.
                                  NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                                          As at December 31, 1999, 1998 and 1997

--------------------------------------------------------------------------------


8.   MINERAL EXPLORATION COSTS (CONTINUED)

     (c)  THE YUKON

          The Company did not exercise its option to purchase a 100% interest in the Swift River permits in the Yukon and accordingly has written off the costs related to this project. Birch Mountain maintains certain mineral rights in the area as expenditure requirements have been met.

     (d)  MANITOBA

          The Company's exploration activity in Manitoba is in the Dawson Bay area. Subsequent to the year-end, the Company entered into an agreement with the Government of Manitoba whereby 25% of expenditures on Birch Mountain's leases, to a maximum of $28,000, will be reimbursed.

     (e)  INDONESIA

          Through its subsidiaries, the Company was paying 100% of the costs to earn a 90% interest in an exploration program in the province of West Kalimantan, Republic of Indonesia.

          During 1998, the Company advised the Government of Indonesia and its joint venture partner that it intended to relinquish its Contract of Work on these leases and, accordingly, the remaining mineral exploration costs related to this project were written off.

          These financial statements include $194,000 (1998 - $246,500; 1997 - $194,000) of accounts payable relating to the estimated cost of discontinuing the Indonesian operations and $NIL (1998 - $175,000; 1997 - $175,000) of deposits with the Indonesian government.


9.   SHARE CAPITAL

     The Company is incorporated under the jurisdiction of the Business Corporations Act of Alberta.

     (a)  AUTHORIZED CAPITAL

          Unlimited number of common voting shares

          Unlimited number of preferred shares issuable in series

          Unlimited number of non-voting shares

                                                   BIRCH MOUNTAIN RESOURCES LTD.
                                  NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                                          As at December 31, 1999, 1998 and 1997

--------------------------------------------------------------------------------


9.   SHARE CAPITAL (CONTINUED)

     (b)  ISSUED

          COMMON SHARES                                                                         NUMBER               AMOUNT
          ----------------------------------------------------------------------------- -------------------- --------------------

          Balance December 31, 1996                                                              19,583,295           15,392,708
          Issued for cash
               Series A warrants exercised                                                        2,523,127              756,938
               Stock options exercised                                                               62,000               21,880
          ----------------------------------------------------------------------------- -------------------- --------------------

                                                                                                 22,168,422           16,171,526
          Share issuance                                                                                  -               (1,274)
          ----------------------------------------------------------------------------- -------------------- --------------------

          Balance December 31, 1997                                                              22,168,422           16,170,252
          Issued for cash
               Common shares                                                                        204,074              142,852
               Flow through common shares net of tax
                 benefits renounced of $128,999                                                   1,172,860              281,502
               Stock options exercised                                                               47,000                5,540
          Issued in lieu of salary                                                                   65,217               15,000
          Issued for mineral rights                                                                 829,500              465,920
          ----------------------------------------------------------------------------- -------------------- --------------------

                                                                                                 24,487,073           17,081,066
          Share issuance costs net of tax benefit of $5,828                                               -               (7,234)
          ----------------------------------------------------------------------------- -------------------- --------------------

          Balance December 31, 1998                                                              24,487,073           17,073,832
          Issued for cash
               Common shares                                                                      1,901,305            1,041,001
               Flow through common shares net of tax
                 benefits renounced of $223,009                                                   1,490,000              344,990
               Stock options exercised                                                              257,400              129,006
               Warrants exercised                                                                    26,389               26,389
          Issued in lieu of salary                                                                   65,217               15,000
          Issued for mineral rights                                                                  62,500               43,500
          ----------------------------------------------------------------------------- -------------------- --------------------

                                                                                                 28,289,884           18,673,718
          Share issuance costs net of tax benefit of $15,436                                              -              (19,157)
          ----------------------------------------------------------------------------- -------------------- --------------------

          Balance December 31, 1999                                                              28,289,884           18,654,561
          ----------------------------------------------------------------------------- -------------------- --------------------


          During 1999, the Company completed private placements of:

          - 2,900,000 units at $0.36 of which 1,450,000 were flow-through units. Each unit consisted of one common share and one-half common share warrant; and

          - 491,305 units at $1.15 of which 40,000 were flow-through units. Each unit consisted of one common share and one-half common share warrant.

          At December 31, 1999, the Company had incurred and renounced approximately $378,000 of its commitment of $568,000. The Company further renounced an additional $254,000 at February 28, 2000.

                                                   BIRCH MOUNTAIN RESOURCES LTD.
                                  NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                                          As at December 31, 1999, 1998 and 1997

--------------------------------------------------------------------------------


9.   SHARE CAPITAL (CONTINUED)

          During 1998, the Company completed private placements of:

          - 204,074 at $0.70 per unit. Each unit consisted of one common share and one common share purchase warrant; and

          - 1,172,860 flow-through units at $0.35 per units. Each unit consisted of one common share and one-half common share warrant.

          At December 31, 1998, the Company had incurred and renounced approximately $289,000 of its obligation. The remainder was incurred and renounced during 1999.

          The Company entered into an agreement with a management employee whereby a portion of salary would be paid through the issuance of common shares. The agreement resulted in the issuance of 130,434 common shares at $0.23 per share for a six-month period expiring March 31, 1999.

          Subsequent to the year-end, the Company completed a private placement of 2,345,691 units at $1.15 of which 1,160,000 were flow-through units for gross proceeds of $2,697,546. Each unit consists of one common share and one-half common share warrant. In addition, a commission of 25,000 units amounting to $28,750 was paid in relation to this private placement.

     (c)  PREFERRED SHARES

          An unlimited number of preferred shares may be issued in one or more series, and the directors are authorized to fix the number of shares in each series and to determine the designation, rights, privileges and conditions attached to the shares of each series.

     (d)  RESERVED FOR ISSUE

          Options

          The Company has a stock option plan under which the board of directors can grant options to purchase common shares to senior employees, consultants and directors.

          The Company has granted options on common shares as follows:

                                                                                                      WEIGHTED
                                                                   NUMBER OF            PRICE          AVERAGE           EXPIRY
                                                                    OPTIONS             RANGE            PRICE            DATE
             ------------------------------------------------- ----------------- -------------------- ----------- -----------------

             December 31, 1996                                      1,845,000        .10  - 2.75          1.20          1999-2001
                  Granted                                             230,000       1.55  - 2.40          2.18            2002
                  Exercised                                           (62,000)               .35           .35          1999-2000
             ------------------------------------------------- ----------------- -------------------- ----------- -----------------

             December 31, 1997                                      2,013,000        .10  - 1.06           .73          1999-2003
                  Granted                                             960,000        .22  -  .35           .30            2003
                  Exercised                                           (47,000)       .10  -  .22           .12          1999-2003
                  Cancelled                                          (728,000)       .38  - 1.06           .77          2000-2001
             ------------------------------------------------- ----------------- -------------------- ----------- -----------------

             December 31, 1998                                      2,198,000        .22  - 1.06           .54          2000-2004

                                                   BIRCH MOUNTAIN RESOURCES LTD.
                                  NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                                          As at December 31, 1999, 1998 and 1997

--------------------------------------------------------------------------------


9.   SHARE CAPITAL (CONTINUED)

                                                                                                   WEIGHTED
                                                                NUMBER OF            PRICE          AVERAGE           EXPIRY
                                                                 OPTIONS             RANGE            PRICE            DATE
          ------------------------------------------------- ----------------- -------------------- ----------- -----------------

          December 31, 1996 (balance forward)                    1,845,000        .10  - 2.75          1.20          1999-2001
               Granted                                             230,000       1.55  - 2.40          2.18            2002
               Exercised                                           (62,000)               .35           .35          1999-2000
          ------------------------------------------------- ----------------- -------------------- ----------- -----------------

          December 31, 1997                                      2,013,000        .10  - 1.06           .73          1999-2003
               Granted                                             960,000        .22  -  .35           .30            2003
               Exercised                                           (47,000)       .10  -  .22           .12          1999-2003
               Cancelled                                          (728,000)       .38  - 1.06           .77          2000-2001
          ------------------------------------------------- ----------------- -------------------- ----------- -----------------

          December 31, 1998                                      2,198,000        .22  - 1.06           .54          2000-2004
               Granted                                             880,000        .22  - 1.06          1.36          2000-2004
               Exercised                                          (257,400)       .22  -  .70           .50          2000-2003
               Cancelled                                           (25,000)               .70           .70            2002
          ------------------------------------------------- ----------------- -------------------- ----------- -----------------

          December 31, 1999                                      2,795,600        .22  - 1.06           .80          2000-2004
          ------------------------------------------------- ----------------- -------------------- ----------- -----------------


          During 1998, certain options originally granted at prices ranging from $1.55 to $2.75, were repriced at $0.70.

          Warrants

          In relation to private placements, the Company has the following warrants outstanding:

                                                                                                   WEIGHTED
                                                                NUMBER OF            PRICE          AVERAGE           EXPIRY
                                                                 OPTIONS             RANGE            PRICE            DATE
          ------------------------------------------------- ----------------- -------------------- ----------- ------------------

          December 31, 1997                                      1,676,000               6.60          6.60            1998
              Issued                                               790,504               1.00          1.00        1998-1999
              Expired                                           (1,880,074)      1.00  - 6.60          5.99
          ------------------------------------------------- ----------------- -------------------- ----------- ------------------

          December 31, 1998                                        586,430               1.00          1.00            1999
              Issued                                             1,695,653       1.00  - 1.50          1.07            2000
              Exercised                                            (26,389)              1.00          1.00            2000
              Expired                                             (586,430)              1.00          1.00
          ------------------------------------------------- ----------------- -------------------- ----------- ------------------

          December 31, 1999                                      1,669,264       1.00  - 1.50          1.07            2000
          ------------------------------------------------- ----------------- -------------------- ----------- ------------------


          At December 31, 1996, the Company had the following outstanding warrants:

                                                                                   NUMBER OF
          SERIES             DATE                     PRICE PER SHARE              WARRANTS              EXPIRATION DATE
          ------------------ ------------------------ ---------------------------- --------------------- ------------------------

          Series A           July 4, 1995             2 warrants + $0.30           5,046,255             January 31, 1997
          Special            July 12, 1996            1 warrant   + $6.60          1,676,000


          During 1997, all of the outstanding Series A warrants were exercised. The special warrants expired unexercised.

                                                   BIRCH MOUNTAIN RESOURCES LTD.
                                  NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                                          As at December 31, 1999, 1998 and 1997

--------------------------------------------------------------------------------


9.   SHARE CAPITAL (CONTINUED)

     (e)  ESCROWED SHARES

          Under the requirements of the Alberta Securities Commission and the Alberta Stock Exchange, 12,483,040 common shares issued in connection with the Company's initial listing as a Junior Capital Pool Corporation, its major transaction and its initial public offering, were held in escrow. As at December 31, 1998, all of these shares have been released from escrow.

          Under the terms of a voluntary pooling agreement, an additional 8,528,366 common shares were also placed in escrow and are to be released equally over five years. The 3,411,348 common shares remaining in escrow will be released over the next two years.


10.  LOSS PER COMMON SHARE

     The net loss per common share was calculated using the weighted average number of common shares outstanding of 26,681,000 shares (1998 - 22,934,000 shares; 1997 - 21,935,000 shares). The effect of the stock options and warrants on the loss per share is anti-dilutive.


11.  CONTINUING OBLIGATIONS

     The Company rents premises and equipment under operating leases requiring annual payments over the next five years as follows:

                      2000                  212,238
                      2001                  212,238
                      2002                  212,238
                      2003                  212,238
                      2004                   11,704


12.  RELATED PARTY TRANSACTIONS

     During the year, the Company had the following transactions with related parties:

     |X| Included in mineral exploration costs are amounts paid for aircraft usage and airborne surveying services of $78,000 (1998 - $33,000; 1997
          - $27,606) to a company controlled by a director; and

     |X| Included in salaries, management fees, and benefits are management fees aggregating $2,400 (1998 - $8,817; 1997 - $102,022) which were paid to companies employing the services of a director.


13.  INCOME TAXES

     Future income tax assets consist of the following temporary differences:

                                                                                           1999           1998             1997
     ---------------------------------------------------------- ---------------- --------------- ---------------- ----------------

     Mineral exploration costs                                                         744,855         717,165          124,197
     Capital assets                                                                    117,689          99,628           68,279
     Scientific Research and Experimental Development                                   94,471          94,471           94,471
     Expenditures
     Loss carry forwards                                                               662,389         579,661          520,778
     Share issuance costs                                                               79,473         141,134          214,766
     Valuation allowance                                                            (1,698,877)     (1,632,059)      (1,022,491)
     ---------------------------------------------------------- ---------------- --------------- ---------------- ----------------

                                                                                             -               -                -
     ---------------------------------------------------------- ---------------- --------------- ---------------- ----------------

                                                   BIRCH MOUNTAIN RESOURCES LTD.
                                  NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                                          As at December 31, 1999, 1998 and 1997

--------------------------------------------------------------------------------


13.  INCOME TAXES (CONTINUED)

     At December 31, 1999, the Company has the following deductions available which have been reflected in the financial statements:

     - Canadian mining exploration costs and undepreciated capital cost allowance of $9.3 million (1998 - $9.0 million; 1997 - $8.0 million) which may be carried forward indefinitely; and

     - Scientific Research and Experimental Development costs of $211,000 (1998 - $211,000; 1997 - $211,000) which also may be carried forward indefinitely.

     In addition to the above, the Company has the following deductions available which have not been reflected in the financial statements:

     -    Capital losses of $680,000 which may be carried forward indefinitely;
          and

     -    Investment tax credits of $38,000 available for carry forward to 2005.

     The income tax recovery differs from the amount that would be expected by applying the current tax rates for the following reasons:

                                                                                            1999            1998             1997
        ---------------------------------------------------------- ---------------- --------------- ---------------- ---------------

        Loss before taxes                                                                802,497       3,217,096        4,539,479
        ---------------------------------------------------------- ---------------- --------------- ---------------- ---------------

        Expected tax recovery at 44.62%                                                  358,074       1,435,468        2,025,516
        Tax effect of expenses not deductible for tax purposes
             Meals and other                                                              (7,241)         (3,361)         (10,903)
             Non-deductible portion of capital gain                                         (233)        (11,713)               -
             Non-deductible portion of investment write down                              (1,580)        (15,976)         (59,040)
        Resource allowance                                                               (62,045)        (58,181)               -
        Share issuance costs                                                              77,096          74,896                -
        Losses of foreign subsidiaries                                                    (9,008)       (321,965)      (1,078,300)
        Valuation allowance                                                             (128,263)       (772,441)        (877,273)
        ---------------------------------------------------------- ---------------- --------------- ---------------- ---------------

        Future Income Tax Recovery                                                       226,800         326,727                -
        ---------------------------------------------------------- ---------------- --------------- ---------------- ---------------


14.  SEGMENTED INFORMATION

     The Company's principal business segment is the acquisition, exploration of mineral leases and permits. All of the Company's leases and permits are in the exploration stage. The Company's activities are focused in Western Canada, as detailed in Note 8.


15.  FINANCIAL INSTRUMENTS

     The Company's financial instruments include cash, accounts receivable, investment and accounts payable. There are no material differences between their fair values and carrying values at the balance sheet date.


16.  UNCERTAINTY DUE TO YEAR 2000 ISSUE

     The Year 2000 Issue arises because many computerized systems use two digits rather than four to identify a year. Date-sensitive systems may recognize the year 2000 as 1900 or some other date, resulting in errors when information using year 2000 dates is processed. In addition, similar problems may arise in some systems which use certain dates in 1999 to represent something other than a date. Although the change in date has occurred, it is not possible to conclude that all aspects of the Year 2000 Issue that may affect the Company, including those related to customers, suppliers, or other third parties, have been fully resolved.

                                                   BIRCH MOUNTAIN RESOURCES LTD.
                                  NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                                          As at December 31, 1999, 1998 and 1997

--------------------------------------------------------------------------------


17. MATERIAL DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

     The consolidated financial statements of the Company have been prepared in accordance with generally accepted accounting principals (GAAP) in Canada. Significant differences between GAAP in Canada and the United States that would have an effect on these consolidated financial statements are as follows:

     Mineral exploration costs are accounted for in accordance with Canadian GAAP as discussed in Note 2. For U.S. GAAP purposes, the Company expenses exploration costs relating to unproven mineral leases and permits as incurred as well as acquisition costs for leases and permits that do not provide for unrestricted exploration.

     For U.S. GAAP cash flow statement purposes, mineral exploration costs would be shown under operating activities rather than under investing activities.

     For U.S. GAAP purposes, any write down of capitalized exploration costs would be considered an operating expense and included in the determination of operating loss for the period in which the write down occurred.

     For U.S. GAAP purposes, shares held in escrow which are performance based, have been excluded from the earnings per share calculation.

     Under U.S. GAAP, the balance of any unspent funds raised under a flow-through arrangement is considered restricted cash and would require separate disclosure on the face of the balance sheet. In addition, such restricted amounts would not be considered cash and cash equivalents for cash flow reporting purposes. The amount of such restricted cash applicable to future flow-through expenditures included in the balance sheet was $346,096 at December 31, 1999 (1998 - $157,369; 1997 - $nil).

     Future income taxes related to flow-through shares for renunciation of qualified resource expenditures, are treated as a cost of issuing those securities for Canadian GAAP. For U.S. GAAP, these costs are included in the future tax provision.



     If these consolidated financial statements were prepared in accordance with US GAAP, the impact on the balance sheets would be as follows:


                                                                 SEPT. 30, 2000        1999            1998             1997
     ---------------------------------------------------------- ---------------- --------------- ---------------- ---------------

     Mineral exploration costs under Canadian GAAP                 10,102,037        7,828,506       7,195,948        8,555,331
     Exploration expenditures                                      10,102,037        7,828,506       7,195,948        8,555,331
     ---------------------------------------------------------- ---------------- --------------- ---------------- ---------------

     Mineral exploration costs under U.S. GAAP                              -                -               -                -
     ---------------------------------------------------------- ---------------- --------------- ---------------- ---------------

     Deficit under Canadian GAAP                                   11,432,738        9,997,545       9,421,848        6,531,479
     Exploration expenditures                                      10,102,037        7,828,506       7,195,948        8,555,331

     Future income taxes                                              631,442          631,442         423,869          300,698
     ---------------------------------------------------------- ---------------- --------------- ---------------- ---------------

     Deficit under U.S. GAAP                                       22,166,217       18,457,493      17,041,665       15,387,508
     ---------------------------------------------------------- ---------------- --------------- ---------------- ---------------


     In addition, the impact on the consolidated statements of loss would be as follows:


                                                SEPT. 30, 2000   SEPT. 30, 1999         1999            1998            1997
     ----------------------------------------- ---------------- ---------------- ---------------- ---------------- --------------
     Net loss for the year under Canadian
        GAAP                                       1,435,193          513,939          575,697        2,890,369       4,539,479
     Exploration expenditures                        873,531          435,429          632,558       (1,359,382)        936,386

     Future income taxes                                   -                -          207,573          123,171               -
     ----------------------------------------- ---------------- ---------------- ---------------- ---------------- --------------

     Net loss for the year under U.S. GAAP         2,308,724          949,368        1,415,828        1,654,158       5,475,865
     ----------------------------------------- ---------------- ---------------- ---------------- ---------------- --------------

     Loss per share under U.S. GAAP                     0.07             0.04             0.05             0.08            0.35
     ----------------------------------------- ---------------- ---------------- ---------------- ---------------- --------------

                                                   BIRCH MOUNTAIN RESOURCES LTD.
                                  NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                                          As at December 31, 1999, 1998 and 1997

--------------------------------------------------------------------------------


17. MATERIAL DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONTINUED)

     The balances and transactions relating to September 30, 2000 or 1999 are unaudited.


     For U.S. GAAP purposes, the Company has adopted APB Opinion No.25, Accounting for Stock Issued and Employees ("APB 25"), to account for stock based compensation to employees and directors using the intrinsic value based method whereby compensation cost is recorded for the excess, if any, of the quoted market price, at the date granted. As at December 31, 1999 no compensation cost has been required to be recorded for any period under this method as the option price has been equal to the market price on the date of the grant.

     The Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation ("SFAS 123"), issued in October 1995, requires the use of the fair value based method of accounting for stock options. Under this method, compensation cost is measured at the date of grant based on the fair value of options granted and is recognized over the vesting period. These costs were calculated in accordance with the Black-Scholes option pricing model, assuming no dividends are to be paid, vesting occurring on the expiration of the grant, volatility of 37%, 20%, 60%, 158%, and 136% for years 1999 to 1995 respectively, and an annual risk free rate of 5%.

     Had the Company adopted SFAS 123 for its US GAAP disclosure, the following net losses would have been reported


                                                SEPT. 30, 2000   SEPT. 30, 1999        1999             1998            1997
     ----------------------------------------- ---------------- ---------------- ---------------- ---------------- --------------

     Net loss under US GAAP                        2,308,724          949,368        1,415,828        1,654,158       5,475,865
     Proforma stock compensation, after net
     tax affect                                                        64,000          496,591           84,506          90,705

     ----------------------------------------- ---------------- ---------------- ---------------- ---------------- --------------

     Proforma net loss under U.S. GAAP             2,308,724        1,013,368        1,912,419        1,738,664       5,566,570
     ----------------------------------------- ---------------- ---------------- ---------------- ---------------- --------------

     Proforma loss per share under U.S. GAAP            0.07             0.03             0.07             0.08            0.35
     ----------------------------------------- ---------------- ---------------- ---------------- ---------------- --------------