Form 20-F/A
BIRCH MOUNTAIN RESOURCES LTD
filed 2001-05-08
CIK 1006224

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  FORM 20-F/A4


(Mark One)

[X] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

                                                                     or

[ ] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

         For the fiscal year ended
                                   -------------------------

                                       or



[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to
                              ---------------------    -------------------------

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


                              As of April 25, 2001:

                             33,647,122COMMON SHARES

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

   (1) YES     X       NO                 (2) YES               NO       X
          ------         ----------              ----------         ---------

Indicate by check mark which financial statement item the registrant has elected to follow.

             ITEM 17        X               ITEM 18
                    ----------                  -----------

(APPLICABLE ONLY TO REGISTRANTS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PRECEDING FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) for the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

                                 NOT APPLICABLE

                                               TABLE OF CONTENTS
                                                                                                      Page #
DESCRIPTION OF THE BUSINESS............................................................................-1-
           Introduction................................................................................-1-
                     General Development During Past Five Years........................................-2-
                               Mineral Exploration.....................................................-2-
                               Metallurgical Investigations............................................-2-
           Plan of Operation for the Next Year.........................................................-3-
                     Principal Products and Markets....................................................-4-
                     Sales and Revenue During Past Three Years.........................................-4-
           Special Characteristics of Operations or Industry...........................................-4-
                     Legal, Regulatory and Stock Exchange Listing Risks................................-4-
                     Contractual and Financing Risks...................................................-9-
                     Technology Development Risk.......................................................-9-
                     Intellectual Property Protection.................................................-10-
                     Exploration Risk.................................................................-10-
                     Environmental....................................................................-11-
                     Management.......................................................................-11-
                     Shareholders Rights Plan.........................................................-11-
                     Gold and Precious Metal Pricing Risks............................................-11-

DESCRIPTION OF PROPERTIES.............................................................................-12-
           Metallurgical Laboratory...................................................................-12-
           Core Laboratory............................................................................-12-
           Exploration Properties.....................................................................-12-
                     Alberta Properties...............................................................-13-
                     Manitoba Properties..............................................................-14-
           Prairie Gold Exploration...................................................................-14-
                     Prairie Gold Model...............................................................-14-
                     Prairie Gold in Athabasca........................................................-15-
                     Prairie Gold in Dawson Bay.......................................................-17-

LEGAL PROCEEDINGS.....................................................................................-17-

CONTROL OF THE REGISTRANT/COMPANY.....................................................................-17-

NATURE OF THE TRADING MARKET..........................................................................-18-

EXCHANGE CONTROLS AND OTHER LIMITATIONS AFFECTING SECURITY HOLDERS....................................-19-
           Canadian Exchange Controls.................................................................-19-

TAXATION..............................................................................................-20-
           Disposition of Common Shares...............................................................-21-
           Dividends..................................................................................-21-
           Capital Gains..............................................................................-22-
           United States Federal Income Tax Consequences .............................................-22-
           U.S. Holders...............................................................................-22-
           Distributions on Common Shares of the Company .............................................-23-
           Foreign Tax Credit.........................................................................-23-
           Disposition of Common Shares of the Company................................................-24-

SELECTED FINANCIAL DATA...............................................................................-24-
           Stock Based Compensation...................................................................-27-
           Shares Held in Escrow......................................................................-27-
           Recent Accounting Developments.............................................................-27-
           Dividends..................................................................................-27-

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.................-28-
           Liquidity and Capital Resources............................................................-28-
           Results of Operations......................................................................-30-
           Corporate Income and Expenses..............................................................-31-

RISKS AND UNCERTAINTIES...............................................................................-32-

DIRECTORS AND EXECUTIVE OFFICERS......................................................................-33-
           Profiles of Directors and Executive Officers...............................................-33-

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS......................................................-35-

OPTIONS TO PURCHASE SECURITIES FROM REGISTRANT OR SUBSIDIARIES........................................-35-
           Stock Option Grants........................................................................-35-

INTEREST OF MANAGEMENT IN CERTAIN TRANSACTIONS........................................................-36-

DESCRIPTION OF SECURITIES TO BE REGISTERED............................................................-36-
           Rights Plan................................................................................-37-

DEFAULTS UPON SENIOR SECURITIES.......................................................................-37-

CHANGES IN SECURITIES AND CHANGES IN SECURITY FOR REGISTERED SECURITIES...............................-38-

FINANCIAL STATEMENTS..................................................................................-38-

FINANCIAL STATEMENTS AND EXHIBITS.....................................................................-38-

FORWARD-LOOKING STATEMENTS

The information presented in or incorporated by reference in this report includes both historical information and "forward-looking statements" (within the meaning of Section 27A of the Securities Act of 1933, as amended (the "Securities Act"), and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act")) relating to the future results of Birch Mountain Resources Ltd. (including projections and business trends), which involve risks and uncertainties. Except where the context indicates otherwise, "Company" or "Birch" means Birch Mountain Resources Ltd., its predecessors and subsidiaries.

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

                      NINE MONTHS        FISCAL YEAR        FISCAL YEAR        FISCAL YEAR        FISCAL YEAR        FISCAL YEAR
                      ENDING SEPTEMBER   ENDING DECEMBER    ENDING DECEMBER    ENDING DECEMBER    ENDING DECEMBER    ENDING DECEMBER
                      30, 2000           31, 1999           31, 1998           31, 1997           31, 1996           31, 1995
                      --------           --------           --------           --------           --------           --------
END OF PERIOD         1.5009             1.4720             1.5333             1.4305             1.3702             1.3641

HIGH FOR PERIOD       1.5140             1.4720             1.5685             1.4305             1.3865             1.4267

LOW FOR PERIOD        1.4310             1.4512             1.4198             1.3470             1.3287             1.3278

AVERAGE FOR PERIOD    1.4716             1.4920             1.4835             1.3846             1.3636             1.3726

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

BENCH SCALE                         A term used to describe a small-scale
                                    experiment, procedure, or test that can be conducted in a laboratory setting, generally with standard laboratory equipment.

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

CARBONATE                           A sedimentary rock composed of minerals
                                    containing carbon and oxygen in the form of carbonate (CO3); for example, limestone.

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

EVAPORITE                           A sedimentary rock containing minerals
                                    formed from the evaporation of marine and non-marine waters.

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

LIMESTONE                           A rock predominantly composed of the mineral
                                    calcite (calcium carbonate (CaCO3))

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

MINERAL PROPERTIES OR MINERAL
PROPERTY The right to explore and/or mine granted by a government pursuant to one or more of a claim, contract of work, special exploration permit, mineral lease or mineral permit.

NANOPARTICULATE                     Composed of or comprising particles on the
                                    order of 0.1 to 100 nanometres in size.

OIL SAND DEPOSIT                    A porous body of sandstone containing liquid
                                    hydrocarbons or bitumen.

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

U.S.                                Refers to the United States of America.

WESTERN CANADIAN SEDIMENTARY
BASIN A large area of sedimentary rock in western Canada covering much of Manitoba, Saskatchewan, Alberta and the western Northwest Territories where sediments of late Precambrian through Tertiary age were deposited on rocks of the Precambrian Shield.



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

SYMBOLS:                Au                  =         Gold
                        g/t                 =         Gram per tonne
                        oz/ton              =         Troy ounce per ton
                        PGM                 =         Platinum group metals

                                     PART 1

ITEM 1:    DESCRIPTION OF THE BUSINESS

A.       INTRODUCTION

Birch Mountain Resources Ltd. (the "Company" or "Birch") is an exploration stage company engaged in the search for commercially viable deposits of precious and non-precious metals. The Company has no assurance that a commercially viable ore deposit exists in any of its mineral properties.

In the past year the Company has expanded its activities to include the development of methods to recover naturally occurring nanoparticulate metals from sedimentary rock on the Company's mineral properties. There is no assurance that there are commercial concentrations of nanoparticulate metals, or that a commercially viable process will be developed to extract these metals from rock on the Company's mineral properties.

On July 4, 1995, one of the Company's predecessors, also named Birch Mountain Resources Ltd., completed the purchase of all of the issued and outstanding securities of Birch Mountain Minerals Ltd., a private Alberta company which held certain mining exploration interests in Alberta and British Columbia. According to a Certificate of Amalgamation issued on December 31, 1995 under the provisions of the Business Corporations Act (Alberta), the Company was formed by the merger of Birch Mountain Resources Ltd. and its wholly owned subsidiary, Birch Mountain Minerals Ltd.

The Company has one active, wholly owned subsidiary, Dawson Bay Minerals Inc. ("Dawson Bay"), a company incorporated pursuant to the Corporations Act (Manitoba) on October 24, 1996 with a registered office located at 2200, 201 Portage Avenue, Winnipeg, Manitoba, R3B 3L3. Unless the context requires otherwise, whenever the words "Company" or "Birch" are used, they will include Dawson Bay and the Company's predecessors.

The Common Shares of the Company were listed on The Alberta Stock Exchange (now the Canadian Venture Exchange Inc.) ("CDNX") on January 31, 1995. The Company's Common Shares trade in Canadian dollars on the CDNX under the trading symbol BMD. As of the date of this Registration Statement, the CDNX has suspended trading in the Company's Common Shares. See "Legal, Regulatory and Stock Exchange Listing Risks". The Company trades no other class of shares other than Common Shares without par value. The Company is investigating additional or alternate trading market opportunities for its Common Shares.

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

As part of its ongoing exploration activity, Birch employs both standard and proprietary extraction and recovery processes on drill core and surface samples collected as part of exploration of the Company's Mineral Permits and Mineral Leases. All costs associated with analyzing exploration samples have been capitalized as part of the mineral exploration costs. The Company has had no research and development expenditures over the last three fiscal years ended December 31, 1997, 1998 and 1999.

However, through its ongoing geological and metallurgical activities, Birch has identified a previously unreported form of natural, nanoparticulate metal in rocks from its Athabasca mineral property. Commencing in 2000, Birch has dedicated resources to develop a proprietary process to extract this nanoparticulate metal from rock samples and has recently filed a U.S. patent application to protect this process. There is no assurance that Birch's process will be economically viable until appropriate tests using large tonnage samples demonstrate technical and economic feasibility.

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

Originally, Birch's activities were directed towards developing the Prairie Gold Model, a new mineral exploration model explaining a possible process leading to the deposition of unusual occurrences of microparticulate gold and other precious and non-precious metals in rocks from Birch's Athabasca and Dawson Bay mineral properties. An early version of this geological model was developed at the Geological Survey of Canada in partnership with Birch and other mineral exploration companies. The Prairie Gold Model guides Birch's exploration for metals on its Athabasca and Dawson Bay mineral properties.

Metallurgical Investigations

As an outgrowth of its work related to improving the Prairie Gold Model, Birch developed new technology for the analysis and extraction of microparticulate and nanoparticulate metals. Microparticulate gold and other precious and non-precious metals were first reported in rocks from the Athabasca region by the Geological Survey of Canada in 1994, based on the detection of these metals by electron imaging and x-ray analysis. Since this time, Birch and other companies and researchers have used the same techniques to examine surface rock and drill core samples from this area. The results of these studies have identified multiple locations on Birch's Athabasca Mineral Permits and Mineral Leases where micropaticulate precious and non-precious metals occur in the rock. Birch believes that the diverse elemental assemblage documented within these rocks is indicative of a previously unknown type of mineral deposition process. Birch also has evidence that suggests that conventional methods for determining metal concentrations may be ineffective in detecting the metals shown by electron imaging to be present in these rocks.

In 1999, Birch established its own laboratory to evaluate rock samples from its Athabasca and Dawson Bay mineral properties. In 2000, the Company expanded its laboratory research capability with the acquisition of analytical instrumentation. Material properties research is also conducted using advanced analytical equipment available in university and government research laboratories. The goals of this work are to identify and characterize the specific forms of metals present so that effective analytical, extraction and recovery processes can be tested.

Birch believes that the extremely small size of the metals in rocks from Athabasca has a profound impact on both their physical and chemical behavior. Furthermore, Birch's material properties research has identified, from its Athabasca mineral property, what it believes to be the first documented occurrence of natural nanoparticulate metal in rocks. By handling and treating the rock in accordance with the properties of the contained metals, Birch has been able to extract nanoparticulate metal from the rock into solution. Birch has filed a U.S. patent application to protect its intellectual property related to the extraction of this newly identified nanoparticulate metal. This technology is still under development; it has not been independently verified; and its commercial significance has not been determined. Birch's success in finding a commercially viable mineral deposit, a reserve within Birch's mineral permits and leases, depends not only on locating sufficient microparticulate gold, platinum etc., but also upon the economic recoverability of these metals.

Test work related to nanoparticulate metals is on-going, and it has been independently verified that Birch can successfully produce nanoparticulate metal concentrates at the bench scale. The results of Birch's analytical method development program, however, show that additional work is required before Birch is able to generate reproducible measurements of the metal concentrations in solutions containing nanoparticulate metals. Bulk and/or pilot testing, which are essential in evaluating the economic feasibility of the research, cannot be done until a method for quantitative determination of nanoparticulate metal concentrations is developed and verified.

Birch believes that its investigations may provide new ways to focus exploration on its existing mineral properties and may be applicable to similar rocks in other sedimentary basins. Therefore, Birch's continuing testing program may lead to additional discoveries elsewhere in the world and the development of new intellectual property.

Birch believes that its technology may have applications beyond metals exploration and will direct some of its research activities to identifying additional opportunities.

PLAN OF OPERATION FOR THE NEXT YEAR

Birch will continue work related to developing and improving its mineral extraction and measurement technology in the Company's lab, with verification of results in independent research laboratories.

To assist with the advancement of the technology, the Company has established a Scientific Advisory Board comprising, at the present time, of two senior chemists - Dr. Richard Puddephatt and Dr. Robert Fitch.

Dr. Puddephatt is a Fellow of the Royal Society (UK), Fellow of the Royal Society of Canada and Professor of Chemistry at the University of Western Ontario. He has published several books on the chemistry of gold and more than 450 peer reviewed scientific publications in the field of chemistry. Dr. Puddephatt holds patents and is Senior Editor of the Canadian Journal of Chemistry.

Dr. Fitch, President of Fitch and Associates, is primarily involved in assessing new technologies and research in chemistry and physics. Dr. Fitch retired as Senior Vice President of Research and Development for SC Johnson Wax in 1990. Prior to that, he was professor of Chemistry and Materials Science at the University of Connecticut. Dr. Fitch holds patents and has published over 100 papers and three books in the fields of polymer colloids and polymers at interfaces.

The primary functions of the Scientific Advisory Board will be:

         - to provide independent advice to the Board of Directors on scientific matters,

         -        to advise management on the Company's scientific program, and

         - to provide a liaison role with scientific institutions and researchers on specific technical activities.

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

On the basis of statements contained in the Company's news release of June 15, 2000, trading of the Company's common shares was halted by the CDNX on June 16, 2000. On June 28, 2000, the CDNX suspended trading in the Company's shares. The news release of June 15, 2000 contained statements that, in the view of the CDNX, "...indicate or infer that the Company has developed a technology that can detect and/or extract gold not quantifiable by conventional means." The CDNX also expressed that it, "...was skeptical of representations that undetectable gold in economically significant quantities exists on the Company's property or that it had or was developing a process to detect and/or extract this gold."
Therefore, the CDNX, "....further advised the Company that, prior to the public disclosure of results from the property or with respect to the successful testing or advancement in this technology, [they] would require independent verification by a qualified professional known to the Exchange."

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

The independent audit of Birch was to determine whether or not there is reasonable evidence of potentially economic concentrations of minerals and reasonable evidence of potential commercial applications for the technology under development. The specific scope of work included:

                  - Summary review of past work on the Athabasca mineral property and other Mineral Leases held by the Company and how such work has been disclosed to the public;

- Review work relative to the identification of a "new form of precious metal" within the context of a new ore deposit model and how such work was disclosed to the public;

- Review the Company's approach to reviewing various assay methodologies and the basis of the determination that they were unsatisfactory for this "new form of previous metal" and new ore deposit model;

- Review the dissemination of the various assay results in press-releases in terms of timing and completeness of disclosure;

- Review the sample preparation methodology and process development in respect of the reported extraction methodology. This will require a reasonable level of disclosure by the Company and the auditor has reserved the right to have the process reviewed by individuals with the appropriate academic qualifications if deemed necessary;

- Supervise test work at an independent laboratory, along with such other conventional assay techniques as may be deemed appropriate by the independent auditor. The location and protocol for the test will be decided by the independent auditor after discussions with the Company; and

- Produce a draft report to the CDNX outlining the results of the audit and making recommendations for adequate disclosure to the public.

Associated Mining Consultants Ltd. ("AMCL") of Calgary, Alberta conducted the independent technical audit. The audit began on October 6, 2000, and a final report was issued to the CDNX and the Company on February 8, 2001. The Company issued a news release on February 16, 2001, which contained AMCL's conclusions and the statement that Birch Mountain considered the audit process to have been flawed and disagreed with a number of AMCL's conclusions.

The conclusions of the AMCL technical audit, together with the Company's response to each of the conclusions are as follows:

Audit Conclusion #1

All the assay results quoted in the BMD news releases are supported by assay certificates or reports from laboratories. There is no evidence to suggest that any of the samples were tampered with in any manner.

Company response to #1

This statement is factual.

Audit Conclusion #2

In our opinion, there is limited disclosure of negative results, repeated disclosure of the same positive results in different contexts and promotional and misleading statements in the BMD news releases.

Company response to #2

The Company disagrees with this characterization of the news releases. Most of the disclosure reviewed by AMCL was several years old and had been vetted and commented on by senior staff of the Surveillance Department of The Alberta Stock Exchange prior to release. The Company agrees that there has been repeated disclosure of certain positive results. A significant proportion of the negative assay results examined by AMCL were not material, being data obtained from oil sands companies from lands for which the Company does not hold mineral rights, or were analyses of samples from oil sands delineation drill holes which were not part of a Company planned drilling program.

Audit Conclusion #3

The Company believes that it has identified nano particulate material (nano-clusters) in slides prepared for scanning electron microscope (SEM) through use of energy dispersive X-ray analysis. The Company believes that normal mining assay methodologies have not established the presence of gold, reliably or reproducibly, as the gold occurs in a new form which is not amenable to aqua regia leach or fire-assay pre-concentration. It is our opinion that even if gold or other precious metals are present in the samples, the concentrations are so low as to be near to or below the detection limit of the analytical methods.

Company response to #3

The first sentence is factually incorrect; scanning electron microscopes do not have adequate resolution to identify nanoparticulate metals in Birch's rocks. The method described by AMCL is not used by the Company to identify natural nanoparticles. It is inaccurate to conclude that the Company believes that the form of metals is not amenable to aqua regia leach or fire assay. It is the Company's belief that the form of metals complicates, but does not preclude, normal assay methodologies. The conclusion in the last sentence is contrary to two reports prepared independently of the Company that stated that there are unusual levels of gold, silver, platinum and palladium present in a number of locations on the Company's Athabasca mineral properties.

Audit Conclusion #4

It is our opinion that the majority of competent assayers examining the BMD data would come to the conclusion that there is little precious metal in the BMD samples of Athabasca rocks and that the sporadic positive results reported are due to interferences, contamination or other known reasons. The only convincing evidence that would be accepted that there is significant metal values in the Athabasca rocks is for BMD to consistently produce gold or other precious metal, in metallic form, from their samples, which, so far, they have failed to do.

Company response to #4

AMCL was presented with third party reports which contained assay results demonstrating unusual gold and platinum concentrations from two competent assay labs in Canada and two assay laboratories in South Africa. The samples assayed were prepared and submitted for assay independent of the Company. The Company assumes that AMCL disagreed with these results and believes that AMCL drew unsubstantiated conclusions that the results must be due to "interferences, contamination or other known reasons".

Audit Conclusion #5

BMD claim to have identified a new form of naturally occurring precious metal. The nano-particles identified by BMD are analysed as non-precious metal (the specific element is not identified at the request of BMD). The CANMET report specifically states that the non-precious metal is crystalline and gives its' crystal structure as the face-centred cubic structure. No precious metal nano-particles have been observed by BMD. It is therefore misleading to suggest that BMD have confirmed a new form of naturally occurring precious or other metal.

Company response to #5

The first sentence is factually incorrect. The Company has stated that it has documented a "previously unreported" form of metal, not a "new" form of metal. The Company retracted its identification of precious metals in this form, that was reported in error, in a news release three months before AMCL started the audit. Birch asserts that it is the size of the particles, not their crystallinity that distinguishes them from other natural forms of metal. This distinction was recognized by Natural Resources Canada, CANMET, Materials Technology Laboratory in Ottawa.

Audit Conclusion #6

It would be presumptuous to totally dismiss the theories of BMD regarding the potential for precious metals as nano-particles or micro-particles in the Athabasca rocks. However, such work is the domain of research institutions rather than a junior mining company. If the company is to pursue this high-risk research as its' main activity, then this should be made clear to the investing public. AMCL is of the opinion that the current research focus represents a "material change of business" for the Company.

Company response to #6

The last three sentences are outside the scope of the audit, and represent an irrelevant, gratuitous opinion.

Audit Conclusion #7

AMCL is of the opinion that BMD's research is based on a hypothesis that does not permit verification by conventional and internationally accepted assay or chemical methodologies. At this time we cannot recommended any testing program.

Company response to #7

The Company employs chemical methodologies and instrumentation used by geoscientists in well-equipped laboratories in Canada, the United States and many other countries. The detection of nanoparticulate materials was conducted by competent scientists at Natural Resources Canada, CANMET, Materials Technology Laboratory in Ottawa and the University of Calgary.

Audit Conclusion #8

BMD has insisted that any references within the text of this report, that refer to, or may possibly compromise, a U.S. patent application be deleted. AMCL has suggested to Birch that this represents an area of concern for the Exchange; as to whether BMD actually has any specific item or technology which may in fact be patentable. AMCL has raised this issue with Officers of the Company but at the date of this report has not received any answer or suggestion as to how to resolve this issue.

Company response to #8

The audit began with a meeting on October 6, 2000, attended by AMCL, Company staff and Company legal counsel. The senior staff member of AMCL stated at the meeting that AMCL would not examine the Company's U.S. patent application. AMCL agreed that any confidential or proprietary data provided to them would not be included in a final report that might be publicly released. On this undertaking, and in consideration of AMCL having signed a Confidentiality Agreement, technical information related to the patent application was provided to AMCL during the course of the audit.

The CDNX was provided with a letter from the Company's U.S. patent attorney confirming that they had prepared and filed a patent application and that the claims in the application are entirely proper subject matter for patenting. The CDNX has advised the Company, subsequent to the completion of the audit, that it does not require further information on the patent application or its relevance to the Company's on-going business focus.

Audit Conclusion #9

AMCL has obtained and had analysed, commercially available gold colloid sols in the 5 nm particle size range using conventional (mining) assay methodologies.

Company response to #9

AMCL was advised prior to undertaking this test that it was, in the Company's opinion, not a meaningful exercise in that artificially manufactured nanoparticulate gold colloid sols can be expected to behave differently from naturally occurring nanoparticles. The tests performed by AMCL were done in a highly controlled fashion and showed that up to 30% of the man-made gold nanoparticles were not recovered by standard analyses, supporting the Company's contention that precious metals as nanoparticles may explain problems in determining precious metal concentration in rock from Athabasca by conventional methods.

On March 5, 2001 the CDNX suspended the trading of the Company's shares and issued the following bulletin: "The shares of the Company will be suspended at the close of trading March 5, 2001 pursuant to Rule C.1.07. The Exchange is reviewing issues that arise from the findings of the technical audit conducted by Associated Mining Consultants Ltd. and from its own review of the Company affairs."

On March 8, 2001, Birch Mountain filed an appeal with the Alberta Securities Commission pursuant to section 53.6 of the Securities Act (Alberta) requesting a review of the decision of the CDNX to suspend trading. The Company issued a news release on March 14, 2001 that advised shareholders of this action and outlined the basis for the appeal.
The Company has been unable to resolve its disagreements with the CDNX with respect to the content and conclusions of the audit report, and may make application to voluntarily de-list from the CDNX in the near term. The Company is in the process of exploring alternative secondary trading opportunities for the Company's securities. There is no assurance that the Company will be successful in obtaining an alternative listing for its securities or that if such alternative listing is obtained than an active trading market for the securities will develop.

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

TECHNOLOGY DEVELOPMENT RISK

The Company has developed new technology that some, but not all of the elements, have been independently verified, for which it has filed a U.S. patent application in mid-2000, to protect its intellectual property. The Company will continue to file additional applications as the technology is further developed, but there is no assurance that Birch will receive patent protection for its new technology or that patents granted to the Company will not be successfully challenged. The audit report prepared by a CDNX appointed technical auditor does not fully support the Company's findings. See "Legal, Regulatory and Stock Exchange Listing Risks". The Company will continue to work on new mineral extraction technology, for rocks from its mineral properties, but there is no assurance that it will be economically viable or that there will be a market for the new technology. If the new technology does not prove to be commercially viable, the Company will explore for conventional mineral deposits.

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

EXPLORATION RISK

Mineral exploration involves a high degree of risk which even a combination of experience, knowledge and careful evaluation may not be able to overcome. There is no assurance that Birch's mineral properties will prove to be economically viable. Even if Birch discovers economically viable mineral deposits, there is no assurance that profitable marketing and sales arrangements can be implemented or that Birch will be operated as a profitable business. Birch competes with larger companies that have greater assets and financial and human resources than Birch, and which may be able to sustain larger losses than Birch to develop business. Any investment in Birch at this time is highly speculative.

Mineral exploration activities are subject to numerous risks, many of which are beyond Birch's control. These factors include the cost of labour, materials and services, cost of financing, technological change, demand for and price of commodities, and government regulation, including regulations related to taxes, royalties and environmental protection, the exact effects of which cannot be accurately predicted. There is a risk that no commercial deposits of precious or non-precious metals will be discovered.

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

GOING CONCERN QUALIFICATION TO FINANCIAL STATEMENTS

The Company's auditors have raised the issue that we may not be able to continue as a going concern as a result of a lack of profits. We have used substantial amounts of working capital in our operations and have sustained significant operating losses. During the nine-month period ended September 30, 2000, the Company raised approximately $2,697,546 from private placements and an additional $1,666,880 pursuant to the exercise of warrants and options. While this capital may allow the Company to operate in the short term, the Company may not be able to continue as a going concern thereafter if it does not generate profits or secure additional financing.

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

Recently the price of gold has been at or near 20 year lows. As of September 29, 2000, the closing price for gold was US$273.65 per troy ounce. The following table sets forth the average of the daily closing price for gold for the periods indicated as reported by the London Metal Exchange:

                                                  YEAR ENDED DECEMBER 31,
                                                  -----------------------
                  5 YR. AVG         1999              1998              1997             1996              1995
---------------------------------------------------------------------------------------------------------------
GOLD               337.00          279.00            294.00            340.00           388.00            384.00
(US$/TROY
OUNCE)

ITEM 2:           DESCRIPTION OF PROPERTIES

Birch maintains a head office in Calgary. Executive, administrative and support staff work in the 11,000 square foot office space which also contains a boardroom. The rental commitment is $212,238 per year and the Company offsets approximately half of the cost by subletting to third parties.

METALLURGICAL LABORATORY

Birch's research activities are principally carried out at Birch's Calgary laboratory. The laboratory is housed in a 1,800 square foot facility which is leased at a cost of $16,700 per year. The laboratory is equipped for sample preparation, fire assay, wet chemical and instrumentation analyses. Most capital items are owned by Birch; an atomic absorption spectrometer is leased at an annual cost of $19,200.

CORE LABORATORY

Birch maintains core analysis and storage facilities in Calgary. Core drilled by Birch and core obtained from oil sands mining companies is shipped to Calgary for cutting, logging and sampling. Drill core and samples are archived in a secure storage facility. The core analysis facility is leased at an annual cost of $13,300. Long-term storage facilities are leased at an annual cost of $9,600.

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

ATHABASCA MINERAL PERMITS BY ISSUE DATE.


       YEAR            NO. OF PERMITS       AREA (HECTARES)         AREA (ACRES)
--------------------------------------------------------------------------------
       1990                  2                  4,558                 11,263

       1993                  24               217,135                536,550

       1994                  35               265,684                656,517

       1996                  18               154,368                381,450

       1998                  18               119,744                295,893

       1999                  1                    420                  1,038


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

Prairie Gold Model

The Prairie Gold Model is the exploration model developed by Birch that postulates the origin of dispersed, microparticulate gold, silver and platinum group metals in rocks from Athabasca and Dawson Bay. The model describes the origin of these particles as a product of basin-scale fluid flow systems. According to this model, precious metals originally contained in basement rocks are dissolved and transported by highly saline, oxidized brines through a network of faults to focused discharge locations where reduction reactions, possibly involving bacteria and hydrocarbons, cause precipitation of precious metals and formation of precious metal deposits. Such a process is not unusual in exploration geology, except that in Athabasca relevant data suggests that this happened at temperatures well under 100(degrees)C and without any connection to high temperature magmatic systems. The low temperature of mineral deposition and the unusual character of the microparticulate precious metals appear to be the key distinguishing characteristics of the Prairie Gold Model when compared to other models for the formation of sediment-hosted precious metal deposits.

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

ITEM 5:           NATURE OF THE TRADING MARKET

The Company's Common Shares trade on the CDNX, having the trading symbol BMD. The Common Shares were quoted on The Alberta Stock Exchange commencing January 31, 1995. On November 29, 1999 the Alberta and Vancouver Stock Exchanges merged to form a new and larger exchange known as the CDNX. The Company was listed on the new exchange as a Tier 1 Company and retained the symbol BMD. As of the date of this Registration Statement, the CDNX has suspended trading in the Company's Common Shares. See "Legal, Regulatory and Stock Exchange Listing Risks". The Company trades no other class of shares other than Common Shares without par value. The Company is investigating additional or alternate secondary trading market opportunities for its Common Shares.

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

                                                          NINE MONTHS                           YEAR ENDING
                                                      ENDING SEPTEMBER 30,                      DECEMBER 31,

                                                        2000       1999       1999       1998       1997       1996       1995
                                                       ------     ------     ------     ------     ------     ------     ------
                                                                  (IN THOUSANDS OF DOLLARS, EXCEPT PER SHARE AMOUNTS)
INCOME STATEMENT DATA:

Amounts in accordance with Canadian GAAP:

(Loss) before income tax                               (1,435)      (514)      (802)    (3,217)    (4,539)    (1,941)      (615)
Net (Loss) for the year                                (1,435)      (514)      (576)    (2,890)    (4,539)    (1,291)      (429)
(Loss) per Common Share                                 (0.04)     (0.02)     (0.02)     (0.13)     (0.21)     (0.07)     (0.03)

Amounts in accordance with U.S. GAAP:

(Loss) before income tax                               (3,709)      (949)    (1,208)    (1,531)    (5,476)    (6,766)    (2,613)
Net (Loss) for the year                                (3,709)      (949)    (1,415)    (1,654)    (5,476)    (6,231)    (2,613)
(Loss) per Common Share                                 (0.11)     (0.04)     (0.05)     (0.08)     (0.35)     (0.77)     (0.73)



CASH FLOW DATA:

Amounts in accordance with Canadian GAAP:

Net cash provided by (used in)                           (976)      (430)      (528)      (592)      (840)    (1,085)      (488)
operating activities

Net cash provided by financing                          4,177      1,158      1,621        561        778      9,268      2,392
activities

Net cash used in investing activities                    (940)      (465)      (625)      (213)    (4,052)    (4,878)      (748)

Amounts in accordance with U.S. GAAP:

Net cash provided by (used in)                         (1,851)      (866)    (1,124)      (828)    (4,774)    (5,177)    (1,202)
operating activities

Net cash provided by financing                          4,177      1,158      1,621        561        778      9,267      2,392
activities

Net cash used in investing activities                     (66)       (29)       (29)        23       (118)      (786)       (34)


                                   NINE MONTHS ENDING                                       YEAR ENDING
                                      SEPTEMBER 30,                                         DECEMBER 31,
                                 2000             1999              1999           1998          1997          1996       1995
                                ------           ------            ------         ------        ------        ------     ------
                                                     (IN THOUSANDS OF DOLLARS, EXCEPT PER SHARE AMOUNTS)
BALANCE SHEET DATA:

Amounts in accordance
with Canadian GAAP:

Total assets                    13,561            8,592             8,982          8,188        10,155        13,687      4,512

Current liabilities               272              295               325            536           516           286         58
Long term debt                    __               __                 __            __            __            __          __
Total Liabilities                 272              295               325            536           516           286         58
Shareholders' equity            13,289            8,296             8,657          7,652         9,639        13,401      4,454

                                   NINE MONTHS ENDING                                       YEAR ENDING
                                      SEPTEMBER 30,                                         DECEMBER 31,
                                 2000             1999              1999           1998          1997          1996       1995
                                ------           ------            ------         ------        ------        ------     ------
Amounts in accordance
with U.S. GAAP:

Total assets                     3,459             960              1,153           992          1,599         6,068      1,718
Current liabilities               272              296               325            536           516           286         58
Long term debt                    --               --                --             --            --            --         --
Total Liabilities                 272              296               325            536           516           286         58
Shareholders' equity             3,187             664               828            456          1,083         5,782      1,660


                                 SIX MONTHS ENDING                                  YEAR ENDING
                                   SEPTEMBER 30,                                    DECEMBER 31,

U.S. GAAP                       2000            1999            1999          1998         1997         1996      1995
                          ----------------------------------------------------------------------------------------------
                          (IN THOUSANDS OF DOLLARS, EXCEPT LOSS PER SHARE IN DOLLARS AND SHARES OUTSTANDING IN THOUSANDS)
Net Loss In Accordance         1,435            514              576          2,890        4,539       1,291      429
With Canadian GAAP

Exploration costs              2,274            435              632         (1,359)        937        4,826     1,997
Future tax provision            --              --               207           123          --          114       187
                          ==============================================================================================
Net Loss For The Year          3,709            949             1,415         1,654        5,476       6,231     2,613
Under U.S. GAAP
                          ==============================================================================================


Weighted Average Number

of Common Shares               31,951          25,788          26,681        20,853       15,693       8,089     3,598
Outstanding Under U.S.
GAAP

                          ----------------------------------------------------------------------------------------------
Loss Per Share Under U.S.       0.11            0.04            0.05          0.08         0.35         0.77      0.73
GAAP
                          ----------------------------------------------------------------------------------------------


Shareholders' Equity           13,288          8,296            8,657         7,652        9,639       13,401    4,454
Canadian GAAP
Exploration costs              10,101          7,632            7,829         7,196        8,556       7,619     2,794
                          ----------------------------------------------------------------------------------------------

Shareholders' Equity U.S.      3,187            664              828           456         1,083       5,782     1,660
GAAP
                          ----------------------------------------------------------------------------------------------

Mineral Exploration Costs

Canadian GAAP                  10,101          7,632            7,829         7,196        8,556       7,619     2,794

Exploration costs              10,101          7,632            7,829         7,196        8,556       7,619     2,794
                          ----------------------------------------------------------------------------------------------

Mineral Exploration Costs       --              --               --            --           --          --        --
U.S. GAAP
                          ----------------------------------------------------------------------------------------------

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

                                                                                                            EQUIVALENT $U.S.
DATE OF ISSUE           NO. OF SHARES (UNITS)   UNIT PRICE ($CAN)          TOTAL FUNDS RAISED ($CAN)         FUNDS RAISED(1)
------------------------------------------------------------------------------------------------------------------------------
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

                                                                                                            EQUIVALENT $U.S.
DATE OF ISSUE           NO. OF SHARES (UNITS)   UNIT PRICE ($CAN)          TOTAL FUNDS RAISED ($CAN)         FUNDS RAISED(1)
------------------------------------------------------------------------------------------------------------------------------

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

The recent accounting guide line; AcG-11 - Enterprises in the Development Stage, released in March 2000 by the Canadian Institute of Chartered Accountants will be effective for fiscal periods beginning on or after April 1, 2000. The guideline states that enterprises in the development stage can defer pre-operating costs only when it is probable that these costs will be recoverable from future operations. Upon application of this guideline all outstanding balances of deferred development and pre-operating costs are to be reviewed, on a project by project basis, to assess their recoverability from future operations. Any write down or write off resulting from this review is to be treated as a change in accounting policy and applied retroactively without restatement of the financial statements of the prior periods.

In the absence of reasonable assurance of recovery from future related revenues, the $8,338,431 of mineral exploration costs on the balance sheet of the Company at December 31, 2000 would be written off with a corresponding increase in the January 1, 2001 opening deficit. The resulting policy for accounting for future mineral exploration costs would be to expense these cost as incurred, unless there is reasonable assurance the costs can be recovered from future operations of the related project.

The adoption of AcG-11 and the resulting change in accounting policy will result in essentially the same treatment of exploration related costs for the Company under both Canadian and U.S. GAAP.

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

ITEM 10:  DIRECTORS AND EXECUTIVE OFFICERS

The following table list the names of the Directors and Executive Officers of the Company as at December 31, 2000.

                                                                               DATE ELECTED OR
DIRECTOR/EXECUTIVE OFFICER                POSITION(S) HELD                     APPOINTED           COUNTRY OF RESIDENCE
Kerry E. Sully                            Chairman of the Board and Director   1995                Canada

Douglas J. Rowe                           President, CEO & Director            1994                Canada

Donald L. Dabbs                           Vice President., CFO & Director      1994                Canada

Lanny K. McDonald                         Director                             1995                Canada

Edward Rochette                           Director                             2000                Singapore

John R. Houghton                          Corporate Secretary                  1998                Canada

                                                                               DATE ELECTED OR
DIRECTOR/EXECUTIVE OFFICER                POSITION(S) HELD                     APPOINTED           COUNTRY OF RESIDENCE
Hugh Abercrombie                          Vice President, Exploration          1998                Canada


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

TYPE OF SECURITY: STOCK OPTIONS

                                    NUMBER OF SHARES BY
OPTIONEE                            OUTSTANDING OPTIONS       DATE OF EXPIRY                PURCHASE PRICE OF SHARES
--------------------------------------------------------------------------------------------------------------------
All Optionees other than                       5,000         November 21, 2001                         $0.70
                                              10,000         June 5, 2002                              $0.70
                                              75,000         July 13, 2003                             $0.22
                                              50,000         November 16, 2003                         $0.35
                                              30,000         July 26, 2004                             $1.25
                                             365,000         November 18, 2004                         $1.36
Directors and Officers                        50,000         January 16, 2001                          $0.70
                                             100,000         November 21, 2001                         $0.70
                                              75,000         January 2, 2002                           $0.70
                                             100,000         March 24, 2002                            $0.70
                                             150,000         March 9, 2003                             $0.90
                                             440,000         November 16, 2003                         $0.35
                                             470,000         November 18, 2004                         $1.36

TYPE OF SECURITY: COMMON SHARE PURCHASE WARRANTS

                               NUMBER OF SHARES BY
OPTIONEE                       OUTSTANDING WARRANTS          DATE OF EXPIRY                PURCHASE PRICE OF SHARES
-------------------------------------------------------------------------------------------------------------------
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

                                      BIRCH MOUNTAIN RESOURCES LTD.

Date: April 25, 2001                  Per: /s/Douglas J. Rowe
                                           -------------------------------------
                                           Douglas J. Rowe, P. Eng.
                                           President and Chief Executive Officer

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


                                             /s/ Meyers Norris Penny



Calgary, Alberta                                           Chartered Accountants
November 24, 2000

                                                   BIRCH MOUNTAIN RESOURCES LTD.
                                                      CONSOLIDATED BALANCE SHEET
                                          As at December 31, 1999, 1998 and 1997


                                             NINE MONTHS
                                               ENDED             YEAR ENDED         YEAR ENDED         YEAR ENDED
                                            SEPTEMBER 30          DEC. 31             DEC. 31            DEC. 31
                                            ------------          -------             -------            -------
                                                2000               1999                 1998              1997
                                            (unaudited)
ASSETS
CURRENT
  Cash  (Note 5)                            3,204,1783             943,558             475,188             719,316
  Accounts receivable                           26,849              36,384             142,057             185,435
  Prepaids and deposits                         13,484              12,691             191,410             349,218
                                            ----------           ---------           ---------          ----------
                                             3,244,506             992,633             808,655           1,253,969

INVESTMENT  (Note 6)                            15,930              15,930              36,890             130,000

CAPITAL  (Note 7)                              198,596             144,674             146,714             215,423

MINERAL EXPLORATION COSTS  (Note 8)         10,102,037           7,828,506           7,195,948           8,555,331
                                            ----------           ---------           ---------          ----------
                                            13,561,069           8,981,743           8,188,207          10,154,723
                                            ==========           =========           =========          ==========
LIABILITIES
CURRENT
  Accounts payable                             272,356             324,727             536,223             515,950
                                            ----------           ---------           ---------          ----------
SHAREHOLDERS' EQUITY

SHARE CAPITAL  (Note 9)                     24,721,451          18,654,561          17,073,832          16,170,252

DEFICIT                                    (11,432,738)         (9,997,545)         (9,421,848)         (6,531,479)
                                            ----------           ---------           ---------          ----------
                                            13,288,713           8,657,016           7,651,984           9,638,773
                                            ==========           =========           =========          ==========
                                            13,561,069           8,981,743           8,188,207          10,154,723
                                            ==========           =========           =========          ==========


Approved on behalf of the Board:

/s/ Donald L. Dabbs                Director
----------------------------------
Donald L. Dabbs

/s/ Douglas J. Rowe                Director
----------------------------------
Douglas J. Rowe

                          BIRCH MOUNTAIN RESOURCES LTD.
                   CONSOLIDATED STATEMENT OF LOSS AND DEFICIT
                     As at December 31, 1999, 1998 and 1997

                                                           NINE MONTHS ENDED           YEAR ENDED       YEAR ENDED       YEAR ENDED
                                                             SEPTEMBER 30                DEC. 31          DEC. 31          DEC. 31
                                                             ------------                -------          -------          -------
                                                        2000             1999             1999             1998             1997
                                                           (unaudited)
EXPENSES
     Salaries, management fees and benefits            410,888          204,275          289,432          227,080          461,160
     Shareholder services and promotion                208,114          120,962          222,769          132,844          266,619
     Office                                            181,742          118,622          162,197          176,104          233,619
     Professional fees                                 723,445           85,083          120,811          131,085          121,957
     Amortization                                       37,903           29,130           40,478           70,258           60,789
                                                    ----------        ---------        ---------        ---------        ---------
LOSS BEFORE THE FOLLOWING                            1,562,092          558,082          835,687          737,371        1,144,144
                                                    ----------        ---------        ---------        ---------        ---------
     Interest and other income                        (132,417)         (44,962)         (71,096)         (38,316)        (130,835)
     (Gain) loss on disposal of investment                  --               --           (2,090)         105,000
     Write down of investments                              --               --           14,160          143,220          529,267
     Write down of mineral exploration
            costs  (Note 8)                              5,518              819           25,836        2,269,821        2,996,903
                                                    ----------        ---------        ---------        ---------        ---------
                                                      (126,899)         (44,143)         (33,190)       2,479,725        3,395,335
                                                    ----------        ---------        ---------        ---------        ---------
LOSS BEFORE INCOME TAXES                             1,435,193          513,939          802,497        3,217,096        4,539,479

     Future income tax recovery                             --               --         (226,800)        (326,727)              --
                                                    ----------        ---------        ---------        ---------        ---------
NET LOSS FOR THE YEAR                                1,435,193          513,939          575,697        2,890,369        4,539,479

DEFICIT AT BEGINNING OF YEAR                         9,997,545        9,421,848        9,421,848        6,531,479        1,992,000
                                                    ----------        ---------        ---------        ---------        ---------
DEFICIT AT END OF YEAR                              11,432,738        9,935,787        9,997,545        9,421,848        6,531,479
                                                    ==========        =========        =========        =========        =========





LOSS PER SHARE  (Note 10)                                (0.04)           (0.02)           (0.02)           (0.13)           (0.21)
                                                    ==========        =========        =========        =========        =========

                                                   BIRCH MOUNTAIN RESOURCES LTD.
                                             CONSOLIDATED STATEMENT OF CASH FLOW
                                          As at December 31, 1999, 1998 and 1997

                                                      NINE MONTHS ENDED           YEAR ENDED      YEAR ENDED      YEAR ENDED
                                                        SEPTEMBER 30               DEC. 31          DEC. 31         DEC. 31
                                                    2000            1999            1999             1998            1997
                                                         (unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES
     Cash received from interest                    101,590          54,729          71,096          38,316         130,835
     Cash received from Government
        of Indonesia                                     --              --         175,555         165,708              --
     Cash paid to employees and suppliers        (1,078,039)       (485,205)       (774,537)       (796,087)       (971,300)
                                                 ----------       ---------       ---------       ---------      ----------
                                                   (976,449)       (430,476)       (527,886)       (592,063)       (840,465)
                                                 ----------       ---------       ---------       ---------      ----------

CASH FLOWS FROM FINANCING ACTIVITIES
     Issuance of common shares for cash           4,293,426       1,175,461       1,656,061         573,893         778,818
     Share issuance costs                          (116,536)        (17,158)        (34,594)        (13,061)         (1,274)
                                                 ----------       ---------       ---------       ---------      ----------
                                                  4,176,890       1,158,303       1,621,467         560,832         777,544
                                                 ----------       ---------       ---------       ---------      ----------

CASH FLOWS FROM INVESTING ACTIVITIES
     Proceeds on disposal (acquisition)
        of investment                                    --              --           8,890          25,000         (10,753)
     Purchase of capital assets                     (66,295)        (29,172)        (38,438)         (1,549)       (107,457)
     Mineral exploration costs                     (873,531)       (435,429)       (595,663)       (236,348)     (3,933,289)
                                                 ----------       ---------       ---------       ---------      ----------
                                                   (939,826)       (464,601)       (625,211)       (212,897)     (4,051,499)
                                                 ----------       ---------       ---------       ---------      ----------
INCREASE (DECREASE) IN CASH                       2,260,615         263,226         468,370        (244,128)     (4,114,420)

CASH AT BEGINNING OF YEAR                           943,558         475,188         475,188         719,316       4,833,736
                                                 ----------       ---------       ---------       ---------      ----------
CASH AT END OF YEAR                               3,204,173         738,414         943,558         475,188         719,316
                                                 ==========       =========       =========       =========      ==========

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

                                                   BIRCH MOUNTAIN RESOURCES LTD.
                                  NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                                          As at December 31, 1999, 1998 and 1997


3.   CHANGE IN ACCOUNTING POLICY

     (a) During the year, the Company changed its method of accounting for income taxes from the deferral method to the liability method described in Note 2. This policy has been adopted retroactively resulting in the restatement of the December 31, 1998 financial statements as follows:

          As at December 31, 1998                AS REPORTED            ADJUSTMENT               RESTATED
          -----------------------                -----------            ----------               --------
          Mineral exploration costs                5,522,268             1,673,680              7,195,948
          Share capital                           16,562,977               510,855             17,073,832
          Deficit                               (10,584,673)             1,162,825            (9,421,848)
          Future income tax recovery                      --               326,727                326,727
          Net loss for the year                  (3,217,096)               326,727            (2,890,369)

          Net earnings per common share
             Basic                                    (0.14)                  0.01                 (0.13)
             Fully diluted                            (0.14)                  0.01                 (0.13)

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

     Both 846785 Alberta Ltd. and 777195 Alberta Inc. were dissolved during the year ended December 31, 1999.


5.   CASH

                                          1999           1998           1997
                                          ----           ----           ----
     Cash, available for use             890,558        456,188        260,213
     Cash, subject to restriction         53,000         19,000        459,103
                                         -------        -------        -------
                                         943,558        475,188        719,316
                                         =======        =======        =======

     Cash subject to restriction represents amounts on deposit as security for letters of credit to the governments of Alberta and Manitoba. The 1997 amount includes a deposit with the Government of Indonesia.

                                                   BIRCH MOUNTAIN RESOURCES LTD.
                                  NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                                          As at December 31, 1999, 1998 and 1997


6.   INVESTMENT

                                    1999           1998          1997
                                    ----           ----          ----
     Tintina Mines Limited             --             --        130,000

     Tahera Corporation            15,930         36,890             --

     The cost of the Company's investment in 177,000 shares (1998 - 217,000 shares) of Tahera Corporation, formerly, Lytton Minerals Limited, has been written down to reflect its market value at December 31, 1999. During 1999 and 1998, the Company disposed of 40,000 shares for net proceeds of $8,890.


7.   CAPITAL ASSETS

                                            1999                          1998                         1997
                                            ----                          ----                         ----
                                                NET BOOK                      NET BOOK                      NET BOOK
                                    COST          VALUE           COST          VALUE           COST          VALUE
                                    ----          -----           ----          -----           ----          -----
     Equipment                     182,672         91,292        154,518         82,074        154,518        101,413
     Computer                      179,914         44,549        169,629         52,136        168,080         96,293
     Automotive                     34,090          8,185         34,090         11,693         34,090         16,704
     Leasehold improvements          1,583            648          1,583            811          1,583          1,013
                                   -------        -------        -------        -------        -------        -------
                                   398,259        144,674        359,820        146,714        358,271        215,423
                                   =======        =======        =======        =======        =======        =======

8.   MINERAL EXPLORATION COSTS

                          BALANCE          ADDITIONS       WRITE DOWN        BALANCE
                          DEC. 31,          DURING           DURING          DEC. 31,
                            1998           THE YEAR         THE YEAR          1999
                            ----           --------         --------          ----
     Alberta             7,104,740          613,983            3,619        7,715,104
     Yukon                       1            2,028            2,028                1
     Manitoba               91,207           22,194               --          113,401
     Indonesia                  --           20,189           20,189               --
                         ---------          -------        ---------        ---------
                         7,195,948          658,394           25,836        7,828,506
                         =========          =======        =========        =========

                          BALANCE          ADDITIONS       WRITE DOWN        BALANCE
                          DEC. 31,          DURING           DURING          DEC. 31,
                            1997           THE YEAR         THE YEAR          1998
                            ----           --------         --------          ----
     Alberta             6,654,914          467,115           17,289        7,104,740
     Saskatchewan               --           34,057           34,057               --
     Yukon               1,328,191          173,854        1,502,044                1
     Manitoba               72,226           18,981               --           91,207
     Indonesia             500,000          216,431          716,431               --
                         ---------          -------        ---------        ---------
                         8,555,331          910,438        2,269,821        7,195,948
                         =========          =======        =========        =========

                                                   BIRCH MOUNTAIN RESOURCES LTD.
                                  NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                                          As at December 31, 1999, 1998 and 1997


8.   MINERAL EXPLORATION COSTS (CONTINUED)

                         BALANCE         ADDITIONS        WRITE DOWN        BALANCE
                         DEC. 31,          DURING           DURING          DEC. 31,
                          1996            THE YEAR         THE YEAR          1997
                          ----            --------         --------          ----
Alberta                 5,506,746        1,335,061          186,893        6,654,914
British Columbia          374,585           34,328          408,913               --
Yukon                     250,242        1,077,849               --        1,328,191
Manitoba                       --          288,905          216,679           72,226
Indonesia               1,487,372        1,197,046        2,184,418          500,000
                        ---------        ---------        ---------          -------
                        7,618,945        3,933,289        2,996,903        8,555,331
                        =========        =========        =========        =========

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

     (a)  AUTHORIZED CAPITAL

          Unlimited number of common voting shares
          Unlimited number of preferred shares issuable in series
          Unlimited number of non-voting shares

                                                   BIRCH MOUNTAIN RESOURCES LTD.
                                  NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                                          As at December 31, 1999, 1998 and 1997


9.   SHARE CAPITAL (CONTINUED)

     (B)  ISSUED

     COMMON SHARES                                                NUMBER             AMOUNT
     -------------                                                ------             ------
     Balance December 31, 1996                                  19,583,295         15,392,708
     Issued for cash
          Series A warrants exercised                            2,523,127            756,938
          Stock options exercised                                   62,000             21,880
                                                                ----------         ----------
                                                                22,168,422         16,171,526
     Share issuance                                                     --             (1,274)
                                                                ----------         ----------
     Balance December 31, 1997                                  22,168,422         16,170,252
     Issued for cash
          Common shares                                            204,074            142,852
          Flow through common shares net of tax
            benefits renounced of $128,999                       1,172,860            281,502
          Stock options exercised                                   47,000              5,540
     Issued in lieu of salary                                       65,217             15,000
     Issued for mineral rights                                     829,500            465,920
                                                                ----------         ----------
                                                                24,487,073         17,081,066
     Share issuance costs net of tax benefit of $5,828                  --             (7,234)
                                                                ----------         ----------
     Balance December 31, 1998                                  24,487,073         17,073,832
     Issued for cash
          Common shares                                          1,901,305          1,041,001
          Flow through common shares net of tax
            benefits renounced of $223,009                       1,490,000            344,990
          Stock options exercised                                  257,400            129,006
          Warrants exercised                                        26,389             26,389
     Issued in lieu of salary                                       65,217             15,000
     Issued for mineral rights                                      62,500             43,500
                                                                ----------         ----------
                                                                28,289,884         18,673,718
     Share issuance costs net of tax benefit of $15,436                 --            (19,157)
                                                                ----------         ----------
     Balance December 31, 1999                                  28,289,884         18,654,561
                                                                ==========         ==========

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

          The Company has granted options on common shares as follows:

                                                                           WEIGHTED
                                    NUMBER OF            PRICE             AVERAGE          EXPIRY
                                     OPTIONS             RANGE              PRICE            DATE
                                     -------             -----              -----            ----
          December 31, 1996         1,845,000           .10-2.75              1.20         1999-2001
               Granted                230,000          1.55-2.40              2.18           2002
               Exercised              (62,000)               .35               .35         1999-2000
                                    ---------          ---------              ----         ---------
          December 31, 1997         2,013,000           .10-1.06               .73         1999-2003
               Granted                960,000            .22-.35               .30           2003
               Exercised              (47,000)           .10-.22               .12         1999-2003
               Cancelled             (728,000)          .38-1.06               .77         2000-2001
                                    ---------          ---------              ----         ---------
          December 31, 1998         2,198,000           .22-1.06               .54         2000-2004

                                                   BIRCH MOUNTAIN RESOURCES LTD.
                                  NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                                          As at December 31, 1999, 1998 and 1997


9.   SHARE CAPITAL (CONTINUED)

                                                                                    WEIGHTED
                                                 NUMBER OF            PRICE          AVERAGE             EXPIRY
                                                  OPTIONS             RANGE           PRICE               DATE
                                                  -------             -----           -----               ----
     December 31, 1996 (balance forward)         1,845,000           .10-2.75         1.20              1999-2001
          Granted                                  230,000          1.55-2.40         2.18                   2002
          Exercised                                (62,000)               .35          .35              1999-2000
                                                 ---------          ---------         ----              ---------
     December 31, 1997                           2,013,000           .10-1.06          .73              1999-2003
          Granted                                  960,000            .22-.35          .30                   2003
          Exercised                                (47,000)           .10-.22          .12              1999-2003
          Cancelled                               (728,000)          .38-1.06          .77              2000-2001
                                                 ---------          ---------         ----              ---------
     December 31, 1998                           2,198,000           .22-1.06          .54              2000-2004
          Granted                                  880,000           .22-1.06         1.36              2000-2004
          Exercised                               (257,400)           .22-.70          .50              2000-2003
          Cancelled                                (25,000)               .70          .70                   2002
                                                 ---------          ---------         ----              ---------
     December 31, 1999                           2,795,600           .22-1.06          .80              2000-2004
                                                 =========          =========         ====              =========

     During 1998, certain options originally granted at prices ranging from $1.55 to $2.75, were repriced at $0.70.

     Warrants

     In relation to private placements, the Company has the following warrants outstanding:

                                                                     WEIGHTED
                               NUMBER OF           PRICE             AVERAGE           EXPIRY
                                OPTIONS            RANGE              PRICE             DATE
                                -------            -----              -----             ----
     December 31, 1997         1,676,000               6.60              6.60              1998
         Issued                  790,504               1.00              1.00         1998-1999
         Expired              (1,880,074)         1.00-6.60              5.99
                               ---------          ---------         ---------          --------
     December 31, 1998           586,430               1.00              1.00              1999
         Issued                1,695,653          1.00-1.50              1.07              2000
         Exercised               (26,389)              1.00              1.00              2000
         Expired                (586,430)              1.00              1.00
                               ---------          ---------         ---------          --------
     December 31, 1999         1,669,264          1.00-1.50              1.07              2000
                               =========          =========         =========          ========

     At December 31, 1996, the Company had the following outstanding warrants:

                                                               NUMBER OF
     SERIES        DATE               PRICE PER SHARE          WARRANTS      EXPIRATION DATE
     ------        ----               ---------------          --------      ---------------
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

12.  RELATED PARTY TRANSACTIONS

     During the year, the Company had the following transactions with related parties:

          - Included in mineral exploration costs are amounts paid for aircraft usage and airborne surveying services of $78,000 (1998 - $33,000; 1997 - $27,606) to a company controlled by a director; and

          - Included in salaries, management fees, and benefits are management fees aggregating $2,400 (1998 - $8,817; 1997 - $102,022) which were paid to companies employing the services of a director.


13.  INCOME TAXES

     Future income tax assets consist of the following temporary differences:

                                                               1999               1998               1997
                                                               ----               ----               ----
    Mineral exploration costs                                  744,855            717,165            124,197
    Capital assets                                             117,689             99,628             68,279
    Scientific Research and Experimental Development            94,471             94,471             94,471
    Expenditures
    Loss carry forwards                                        662,389            579,661            520,778
    Share issuance costs                                        79,473            141,134            214,766
    Valuation allowance                                     (1,698,877)        (1,632,059)        (1,022,491)
                                                            ----------         ----------         ----------
                                                                    --                 --                 --
                                                            ----------         ----------         ----------

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

     In addition to the above, the Company has the following deductions available which have not been reflected in the financial statements:

          - Capital losses of $680,000 which may be carried forward indefinitely; and

          - Investment tax credits of $38,000 available for carry forward to 2005.

     The income tax recovery differs from the amount that would be expected by applying the current tax rates for the following reasons:

                                                                  1999              1998               1997
                                                                  ----              ----               ----
Loss before taxes                                                802,497          3,217,096          4,539,479
                                                                 =======          =========          =========

Expected tax recovery at 44.62%                                  358,074          1,435,468          2,025,516
Tax effect of expenses not deductible for tax purposes
     Meals and other                                              (7,241)            (3,361)           (10,903)
     Non-deductible portion of capital gain                         (233)           (11,713)                --
     Non-deductible portion of investment write down              (1,580)           (15,976)           (59,040)
Resource allowance                                               (62,045)           (58,181)                --
Share issuance costs                                              77,096             74,896                 --
Losses of foreign subsidiaries                                    (9,008)          (321,965)        (1,078,300)
Valuation allowance                                             (128,263)          (772,441)          (877,273)
                                                                 -------          ---------          ---------
Future Income Tax Recovery                                       226,800            326,727                 --
                                                                 =======          =========          =========

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



     If these consolidated financial statements were prepared in accordance with US GAAP, the impact on the balance sheets would be as follows:

                                                                    SEPT. 30,
                                                                      2000             1999            1998             1997
                                                                      ----             ----            ----             ----
     Mineral exploration costs under Canadian GAAP                 10,102,037        7,828,506       7,195,948        8,555,331
     Exploration expenditures                                      10,102,037        7,828,506       7,195,948        8,555,331
                                                                   ----------       ----------      ----------       ----------
     Mineral exploration costs under U.S. GAAP                             --               --              --               --
                                                                   ==========       ==========      ==========       ==========
     Deficit under Canadian GAAP                                   11,432,738        9,997,545       9,421,848        6,531,479
     Exploration expenditures                                      10,102,037        7,828,506       7,195,948        8,555,331

     Future income taxes                                              631,442          631,442         423,869          300,698
                                                                   ----------       ----------      ----------       ----------
     Deficit under U.S. GAAP                                       22,166,217       18,457,493      17,041,665       15,387,508
                                                                   ==========       ==========      ==========       ==========

     In addition, the impact on the consolidated statements of loss would be as follows:

                                                   SEPT. 30,       SEPT. 30,
                                                     2000            1999           1999           1998           1997
                                                     ----            ----           ----           ----           ----
     Net loss for the year under Canadian
        GAAP                                       1,435,193        513,939         575,697      2,890,369      4,539,479
     Exploration expenditures                      2,273,531        435,429         632,558     (1,359,382)       936,386

     Future income taxes                                  --             --         207,573        123,171             --
                                                   ---------        -------       ---------      ---------      ---------
     Net loss for the year under U.S. GAAP         3,708,724        949,368       1,415,828      1,654,158      5,475,865
                                                   =========        =======       =========      =========      =========
     Loss per share under U.S. GAAP                     0.11           0.04            0.05           0.08           0.35
                                                   =========        =======       =========      =========      =========

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

     Had the Company adopted SFAS 123 for its US GAAP disclosure, the following net losses would have been reported

                                               SEPT. 30,         SEPT. 30,
                                                 2000              1999            1999             1998             1997
                                                 ----              ----            ----             ----             ----
Net loss under US GAAP                         2,308,724          949,368        1,415,828        1,654,158        5,475,865
Proforma stock compensation, after net
tax affect                                                         64,000          496,591           84,506           90,705
                                               ---------        ---------        ---------        ---------        ---------
Proforma net loss under U.S. GAAP              2,308,724        1,013,368        1,912,419        1,738,664        5,566,570
                                               =========        =========        =========        =========        =========
Proforma loss per share under U.S. GAAP             0.07             0.03             0.07             0.08             0.35
                                               =========        =========        =========        =========        =========