Form 20-F
period 2000-12-31
BIRCH MOUNTAIN RESOURCES LTD
filed 2001-07-02
CIK 1006224

UNITED STATES SECURITIES
AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

[   ]     REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g)
OF THE SECURITIES EXCHANGE ACT OF 1934

OR

|X|     ANNUAL REPORT PURSUANT TO SECTION 13 OR 15 (d)
OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2000

OR

[   ]     TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from            to

Commission file number _________________

BIRCH MOUNTAIN RESOURCES LTD.
(Exact name of Registrant as specified in its charter)

Not Applicable
(Translation of Registrant's name into English)

Alberta, Canada
(Jurisdiction of incorporation or organization)

Suite 3100, 5th Avenue S.W.
Calgary, Alberta, Canada
T2P 2V7
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:
None

Securities registered or to be registered pursuant to Section 12(g) of the Act:
Common shares, without par value
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
None

        Indicate the number of outstanding shares of each of the issuer’s classes of capital stock as of the close of the period covered by the annual report.

33,647,122 Common Shares

        Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such report), and (2) has been subject to such filing requirements for the past 90 days.

Yes X	No

Indicated by check mark which financial statement item the registrant has elected to follow.

Item 17 |X|	Item 18

              A.    Consolidated Statements and

ITEM 11       QUANTITATIVE AND QUALITATIVE

ITEM 14       MATERIAL MODIFICATIONS TO THE RIGHTS OF
              SECURITYHOLDERS AND USE OF PROCEEDS.............................41
ITEM 15       DEFAULTS UPON SENIOR SECURITIES.................................41
ITEM 16       CHANGES IN SECURITIES, CHANGES IN SECURITY

GLOSSARY & ABBREVIATIONS

Certain terms and their usage used throughout this annual report are defined below.

ABCA	Means the Business Corporation Act (Alberta).
Alteration	A change in the mineralogical make-up in the rock brought about by physical or chemical means; for example, by reactions with brines.
Anomalous	A value that is unusually elevated compared to other values in the same data set.
Assay or fire assay	A high-temperature process involving the melting of a rock to determine its metal content.
Basement	The part of the Earth’s crust that occurs beneath a cover of sedimentary rocks.
Basin or Sedimentary Basin	A large depressed area in the Earth’s crust in which sedimentary rocks have accumulated.
Bench Scale	A term used to describe a small-scale experiment, procedure, or test that can be conducted in a laboratory setting, generally with standard laboratory equipment.
Bioclastic	A sedimentary rock composed of fragments of biological components such as shells.
Brine	Water with a high content of dissolved salts.
Cambrian	The geological time period between about 570 and 500 million years ago.
Canadian Shield	Area of surface exposure of Precambrian rocks in Quebec, Ontario, Manitoba, Saskatchewan, northeastern Alberta, Northwest and Nunavut Territories.
Carbonate	A sedimentary rock composed of minerals containing carbon and oxygen in the form of carbonate (CO3); for example, limestone.
CDNX	The Canadian Venture Exchange Inc., self-described as Canada's public venture capital marketplace.
Clastic	A sedimentary rock composed of fragments of pre-existing rocks; includes sandstones, siltstones and shales.
Cretaceous	The geological time period between about 135 and 65 million years ago.
Devonian	The geological time period between about 410 and 360 million years ago.
Electric Log or E-Log	A graphic or digital record of the measured electrical properties of rocks in a drill hole, recorded as a function of depth.
Evaporite	A sedimentary rock containing minerals formed from the evaporation of marine and non-marine waters.
Extraction	A chemical or physical process by which a metal or mineral is separated and removed from a host rock.
Fault	A discrete surface separating two rock masses which have moved past one another.
Formation or Geological Formation	A body of rock having easily recognizable boundaries and properties that allow it to be identified in the field without resorting to microscopic or chemical analyses.
Grade	The relative quantity of ore-mineral content in a mineralized body, e.g. grams of gold per tonne or rock or percent of copper.
Hectare	A metric measurement of area equivalent to 10,000 square meters or 2.4711 acres.
Igneous	A rock that has cooled and solidified from a melt.
Kilometre	A metric measure of length: one kilometre is equivalent to 1000 metres or 0.6214 miles.
Limestone	A rock predominantly composed of the mineral calcite (calcium carbonate (CaCO3)).
Lineament	A linear topographic or geophysical feature.
Magmatic	A process involving molten rock.
Mesosoic	Era The major geological time period between about 65 and 240 million years ago.
Microparticulate	Composed of or comprising particles on the order of 0.1 to 100 micrometres in size.
Mineral Deposit	A body of rock enriched in naturally occurring minerals of potential commercial value.
Mineral	A naturally occurring homogeneous substance having fixed physical properties and chemical composition and a defined crystal form.
Mineralization	The process of formation of minerals in a specific area or geological formation.
Mineral Properties or Mineral Property	The right to explore and/or mine granted by a government pursuant to one or more of a claim, contract of work, special exploration permit, mineral lease or mineral permit.
Nanoparticulate	Composed of or comprising particles on the order of 0.1 to 100 nanometres in size.
Oil Sand Deposit	A porous body of sandstone containing liquid hydrocarbons or bitumen.
Ordovician	The geological time period between about 500 and 435 million years ago.
Paleozoic Era	The major geological time period between about 240 and 570 million years ago.
Prairie Gold Model	An exploration model postulating the origin of microparticulate precious and non-precious metals observed in rocks from the Athabasca region of Alberta and the Dawson Bay area of Manitoba. In this model, metals are carried in brines of sedimentary origin and are deposited where oxidation-reduction reactions cause the metals to precipitate.
Precambrian Era	The major period of geologic time before 570 million years ago.
Precious metals	A group of unoxidizable metals of relatively high economic value; includes silver, gold, platinum and palladium.
Recovery	The percentage of valuable metal in the ore that is recovered by metallurgical treatment.
Sedimentary Rock	A rock originating from the weathering of pre-existing rocks which is deposited in layers on the Earth’s surface by air, water or ice.
Structure	The physical arrangement of rock related to its deformation by, for example, faulting.
Tailings	The material removed from the milling circuit after separation of the valuable metals.
Tertiary	The major geological time period between about 65 and 2 million years ago.
Tier 1 Company	The Canadian Venture Exchange Inc. currently classifies issuers into two different tiers based on standards including historical financial performance, stage of development and financial resources of the issuer. Tier 1 is the Exchange’s premier tier and is reserved for the Exchange’s most advanced issuers with the most significant financial resources.
Troy ounce	Unit of weight measurement used for all precious metals. The familiar 16 ounce avoirdupois pound equals 14.583 troy ounces. One troy ounce is equivalent to 31.1034 grams.
Unmetamorphosed	Refers to rocks that have not undergone metamorphism, where metamorphism is the process by which the mineralogy and textures of a rock changes during deep burial or by contact with igneous rocks at high temperature and/or pressure.
U.S.	Refers to the United States of America.
Western Canadian Sedimentary Basin	A large area of sedimentary rock in western Canada covering much of Manitoba, Saskatchewan, Alberta and the western Northwest Territories where sediments of late Precambrian through Tertiary age were deposited on rocks of the Precambrian Shield.
CONVERSION FACTORS:	1 Troy ounce	=	31.1034 Grams
	1 Tonne	=	1.1023 Short tons
	1 Tonne	=	2,204.6 Pounds
	1 oz/ton	=	34.3 grams per tonne
	1 Hectare	=	2.4711 Acres
	1 Kilometre	=	0.6214 Miles
	1 Metre	=	3.28084 Feet
	1 micrometre	=	0.000001 metre
	1 nanometre	=	0.000000001 metre
	1 inch	=	25,400 micrometers
	1 inch	=	25,400,000 nanometers
SYMBOLS:	Au	=	Gold
	g/t	=	Gram per tonne
	oz/ton	=	Troy ounce per ton
	PGM	=	Platinum group metals

SPECIAL NOTE REGARDING FORWARD LOOKING STATEMENTS

The information presented in or incorporated by reference in this annual report includes both historical information and “forward-looking statements” (within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) relating to the future results of Birch Mountain Resources Ltd. (including projections and business trends), which involve risks and uncertainties. Except where the context indicates otherwise, “Company” or “Birch” means Birch Mountain Resources Ltd., its predecessors and subsidiaries.

Numerous factors could cause actual results to differ materially from those in the forward-looking statements, including without limitation the risk of developing new technology, protection of intellectual property, exploration and development of mineral properties and related activities, the ability to finance future exploration and development, market prices for precious metals, the ability to produce and market precious metals, the actions of government authorities including increases in taxes, changes in environmental and other regulations, and changes in government, and the dependence upon the abilities and continued participation of certain key employees of Birch. As a result of the foregoing and other factors, no assurance can be given as to future results, levels of activity and achievements.

Investors are cautioned not to put undue reliance on forward-looking statements, and should not infer that there has been no change in the affairs of Birch since the date of this report that would warrant any modification of any forward-looking statement made in this document or other documents filed periodically with securities regulators. All subsequent written and oral forward-looking statements attributable to Birch or persons acting on its behalf are expressly qualified in their entirety by this notice. Except as required by law Birch disclaims any intent or obligation to update publicly these forward-looking statements, whether as a result of new information, future events or otherwise.

ITEM 1     IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

This item is not applicable.

ITEM 2     OFFER STATISTICS AND EXPECTED TIMETABLE

This item is not applicable.

ITEM 3     KEY INFORMATION

A.     Selected Financial Information

The following selected consolidated financial data for the years ended December 31, 2000, 1999, 1998, 1997 and 1996 are derived from the audited consolidated financial statements for the periods indicated and should be read in conjunction therewith. References to the three month periods ended March 31, 2001 and 2000 are derived from the Birch unaudited interim financial statements and should be read in conjunction therewith. All monetary references contained in this Item 3 are in Canadian dollars.

                                         SELECTED FINANCIAL INFORMATION TABLE

                                Three Months Ended
                                     March 31                                Twelve Months Ended December 31
                              ------------------------    ---------------------------------------------------------------------------
                              2001          2000          2000            1999           1998        1997           1996
                              ------------------------    ---------------------------------------------------------------------------
Canadian GAAP (1)             (in thousands of Canadian dollars, except loss per share in dollars and shares outstanding in thousands)
Revenues                        21            19           195              71             38         131            226
Expenses                       626           313         3,964             873          3,255       4,670          2,167
(Loss) before income taxes    (605)         (294)       (3,769)           (802)        (3,217)     (4,539)        (1,941)
Net (loss) for the year       (553)         (294)       (3,531)           (576)        (2,890)     (4,539)        (1,291)
(Loss) per share(2)          (0.02)        (0.01)        (0.11)          (0.02)         (0.13)      (0.21)         (0.07)
Total Assets                 2,518        13,203        11,491           8,982          8,188      10,155         13,687
Liabilities                    355           562           385             325            536         516            286
Shareholders' Equity         2,163        12,461        11,106           8,657          7,652       9,639         13,401
Total Common Shares         33,553        31,567        33,553          28,290         24,487      22,168         19,583
outstanding(3)

                                Three Months Ended
                                     March 31                                Twelve Months Ended December 31
                              ------------------------    ---------------------------------------------------------------------------
                                2001          2000          2000            1999           1998        1997           1996
                              ------------------------    ---------------------------------------------------------------------------
U.S. GAAP (1)                 (in thousands of Canadian dollars, except loss per share in dollars and shares outstanding in thousands)
Revenues                          21            19           195              71             38         131            226
Expenses                         626         2,284         4,474           1,486          1,692       5,607          6,457
(Loss) before income taxes      (605)       (2,265)       (4,279)         (1,415)        (1,654)     (5,476)        (6,231)
Net (loss) for the year         (605)       (2,265)       (4,279)         (1,415)        (1,654)     (5,476)        (6,231)
(Loss) per share(2)            (0.02)        (0.07)        (0.13)          (0.05)         (0.08)      (0.35)         (0.77)
Total Assets                   2,518         3,404         3,153           1,153            992       1,599          6,068
Liabilities                      355           562           385             325            536         516            286
Shareholders' Equity           2,163         2,842         2,768             828            456       1,083          5,782
Total Common Shares           33,553        31,567        33,553          26,681         20,833      15,693          8,089
outstanding(3)

Notes:

(1)	Refers to Canadian Generally Accepted Accounting Principles.
(2)	The net loss per common share was calculated using the weighted average number of common shares outstanding during the period indicated.
(3)	End of period. Excludes stock options and any other outstanding convertible securities.
(4)	Refers to U.S. Generally Accepted Accounting Principles.

Neither Birch nor its predecessors have declared or paid dividends on its common shares during the last five fiscal periods. Any future decision to declare dividends on Birch common shares will be made by the Board of Directors depending upon the financial requirements of Birch to finance growth, the financial condition of Birch and other factors which the Board of Directors of Birch may consider appropriate in the circumstances. Birch anticipates that future earnings will be retained for the development of its business and does not anticipate the payment of dividends to shareholders for the foreseeable future.

Exchange Rates

Financial information in this Annual Report is expressed in Canadian dollars, unless otherwise noted. References to "Cdn$" or "$" are to Canadian dollars. The following tables sets forth, for the period indicated, the high and low exchange rates, the average of the month-end exchange rates and the period-end exchange rate of the Canadian dollar in exchange for United States dollars, based upon the inverse of exchange rates reported by the Federal Reserve Bank of New York at the noon buying rates in New York City for cable transfers payable in Canadian dollars as certified for customs purposes. On June 15, 2001 the noon buying rate was Cdn$1.00 = US$0.6571.

Year Ended December 31,	High	Low	Average	Period End
1996	0.7515	0.7215	0.7334	0.7301
1997	0.7489	0.6948	0.7223	0.6997
1998	0.7105	0.6343	0.6743	0.6534
1999	0.6929	0.6537	0.6730	0.6929
2000	0.6973	0.6413	0.6733	0.6666
Month	High	Low
May 2001	0.6532	0.6435
April 2001	0.6512	0.6333
March 2001	0.6502	0.6340
February 2001	0.6695	0.6497
January 2001	0.6690	0.6596
December 2000	0.6666	0.6496

B.     Capitalization and Indebtedness

This item is not applicable.

C.     Reasons for the Offer and Use of Proceeds

This item is not applicable.

D.     Risk Factors

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

Following a period of information review and consultation, the Company agreed to (a) issue a clarifying news release, (b) allow the CDNX to conduct an independent technical audit, and (c) provide an undertaking to the CDNX by insiders of the Company not to trade in the Company's securities until the independent audit is complete. On this basis, the CDNX agreed to allow trading in Birch's shares to resume. The clarifying news release was issued on September 27, 2000, and the CDNX reinstated trading the Company's common shares on September 29, 2000. The clarifying news release reviewed the history of Birch's exploration in Athabasca, emphasizing that its mineral properties were at the exploration stage and that they contained no identified commercially viable mineral deposit or mineral reserve. Readers should not, therefore, consider the information contained in the news release of June 15, 2000 in isolation and are referred to the news releases of July 19, 2000 and September 27, 2000, for clarification.

The independent audit of Birch was to determine whether or not there is reasonable evidence of potentially economic concentrations of minerals and reasonable evidence of potential commercial applications for the technology under development. The specific scope of work included:

•      Summary review of past work on the Athabasca mineral property and other Mineral Leases held by the Company and how such work has been disclosed to the public;

•      Review work relative to the identification of a "new form of precious metal" within the context of a new ore deposit model and how such work was disclosed to the public;

•      Review the Company's approach to reviewing various assay methodologies and the basis of the determination that they were unsatisfactory for this "new form of previous metal" and new ore deposit model;

•      Review the dissemination of the various assay results in press-releases in terms of timing and completeness of disclosure;

•      Review the sample preparation methodology and process development in respect of the reported extraction methodology. This will require a reasonable level of disclosure by the Company and the auditor has reserved the right to have the process reviewed by individuals with the appropriate academic qualifications if deemed necessary;

•      Supervise test work at an independent laboratory, along with such other conventional assay techniques as may be deemed appropriate by the independent auditor. The location and protocol for the test will be decided by the independent auditor after discussions with the Company; and

•      Produce a draft report to the CDNX outlining the results of the audit and making recommendations for adequate disclosure to the public.

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

The Company has been unable to resolve its disagreements with the CDNX with respect to the content and conclusions of the audit report, and may consider making application to voluntarily de-list from the CDNX. The Company is in the process of exploring alternative secondary trading opportunities for the Company's securities. There is no assurance that the Company will be successful in obtaining an alternative listing for its securities or that if such alternative listing is obtained that an active trading market for the securities will develop.

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

Technology Development Risk

The Company has developed new technology of which some, but not all of the elements, have been independently verified and for which it has filed a U.S. patent application in mid-2000, to protect its intellectual property. The Company will continue to file additional applications as the technology is further developed, but there is no assurance that Birch will receive patent protection for its new technology or that patents granted to the Company will not be successfully challenged. The audit report prepared by a CDNX appointed technical auditor does not fully support the Company's findings. See "Legal, Regulatory and Stock Exchange Listing Risks". The Company will continue to work on new mineral extraction technology, for rocks from its mineral properties, but there is no assurance that it will be economically viable or that there will be a market for the new technology. If the new technology does not prove to be commercially viable, the Company will explore for conventional mineral deposits.

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

Management

At May 31, 2001, Birch had nine employees working full time for the Company, including Douglas J. Rowe, President and Chief Executive Officer, Donald L. Dabbs, Vice President and Chief Financial Officer, and Hugh J. Abercrombie, Vice President, Exploration.

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

Recently the price of gold has been at or near 20 year lows. As of May 28, 2001, the closing price for gold was US$269.30 per troy ounce. The following table sets forth the average of the daily closing price for gold for the periods indicated as reported by the London Metal Exchange:

Year Ended December 31,

	5 Yr. Avg	2000	1999	1998	1997	1996
Gold (US$/troy ounce)	314.60	271.50	279.00	294.00	340.00	388.00

Control by Existing Officers and Directors

Birch’s executive officers and directors (excludes officers who are not full time employees) currently own an aggregate of 4,441,024 options, warrants and issued common shares, which represents approximately 11.8% of the fully diluted common shares as of the date hereof. As a result of this stock ownership, these officers and directors may be in a position to affect corporate actions in a matter that could conflict with the interests of its public shareholders.

Enforcement of Civil Liabilities

As a substantial amount of Birch’s assets are located outside of the United States, it may be difficult or impossible to enforce judgments granted by a court of the United States against its assets or its subsidiaries or its directors and officers which are resident outside of the United States.

ITEM 4     INFORMATION ON BIRCH

A.     History and Development of Birch

According to a Certificate of Amalgamation issued on December 31, 1995 under the provisions of the Business Corporations Act (Alberta), Birch was formed by the merger of one of Birch’s predecessors, also named Birch Mountain Resources Ltd., and its wholly owned subsidiary, Birch Mountain Minerals Ltd.

Birch's head office and registered office are located at 3100, 205 Fifth Avenue S.W., Calgary, Alberta T2P 2V7, (403) 262-1838, and Suite 1600, 407 - 2nd Street S.W., Calgary, Alberta T2P 2Y3, (403) 237-9050, respectively.

Over the past year the Company has expanded its activities from exploration to include advanced research methodologies to understand the nature and properties of the precious and non-precious metals in the sedimentary rock from its exploration properties in northeastern Alberta. The Company’s work lead to the development of methods to extract and image, using high-resolution electron microscopes, naturally occurring nanoparticulate metals in these rocks. The commercial significance of these findings has not been determined, but the results are being used to assist in the development of methods to measure the concentration of metals in these sedimentary rocks. A reliable method for measuring metal concentration has not yet been developed or independently verified.

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

The primary functions of the Scientific Advisory Board are:

•     to provide independent advice to the Board of Directors on scientific matters,
•     to advise management on the Company’s scientific program, and
•     to provide a liaison role with scientific institutions and researchers on specific technical activities.

B.     Business Overview

Birch is an exploration stage company engaged in the search for commercially viable deposits of precious and non-precious metals. The Company has no assurance that a commercially viable ore deposit exists in any of its mineral properties. The Company is also involved in the development of methods to recover naturally occurring nanoparticulate metals from sedimentary rock on the Company’s mineral properties. There is no assurance that there are commercial concentrations of nanoparticulate metals, or that a commercially viable process will be developed to extract these metals from rock on the Company’s mineral properties.

The Company has had no sales from production, and has only received $390,000 from the sale of exploration data plus incidental interest and other minor revenue.

Birch will continue work related to developing and improving its mineral extraction and measurement technology in the Company’s lab, with verification of results in independent research laboratories.

Birch will continue exploration work using the electric logs and geochemical analyses of core from over five hundred wells drilled by Birch and oil sands companies that hold overlapping mineral interests. The core and e-logs have been provided to Birch under the terms of the cooperation agreements with oil sands companies that hold overlapping mineral rights, more fully described in Item 4(D)-Property, Plants and Equipment. These analyses will be used, in conjunction with other analytical results, to focus future exploration drilling to areas of alteration and elevated metal content in the Devonian limestone.

The Company does not currently plan a major field-drilling program in the first six months of 2001. Although there are currently no plans for additional drilling, this may change depending on the results of on-going geological and laboratory analyses.

C.     Organizational Structure

Birch has one active, wholly owned subsidiary, Dawson Bay Minerals Inc. (“Dawson Bay”), a company incorporated pursuant to the Corporations Act (Manitoba) on October 24, 1996 with a registered office located at 2200, 201 Portage Avenue, Winnipeg, Manitoba, R3B 3L3. Unless the context requires otherwise, whenever the word “Birch” is used, it will include Dawson Bay and Birch’s predecessors.

D.     Property, Plants and Equipment

Birch maintains a head office in Calgary. Executive, administrative and support staff work in the 11,000 square foot office space which also contains a boardroom. The rental commitment is $212,238 per year and Birch offsets approximately one-half of the cost by subletting to third parties.

Metallurgical Laboratory

Birch’s research activities are principally carried out at the Company’s Calgary laboratory. The laboratory is housed in a 1,800 square foot facility, which is leased at a cost of $16,700 per year. The laboratory is equipped for sample preparation, fire assay, wet chemical and instrumentation analyses. Most capital items are owned by Birch; an atomic absorption spectrometer is leased at an annual cost of $19,200.

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

Exploration Properties

Birch’s Alberta mineral properties are located in areas where, over the past six years, major mining companies and junior mineral exploration companies have explored for both precious metals and diamonds. In the period from 1994 to 1995, Lac Minerals Ltd. and Tintina Mines Limited explored for precious metals in areas which are now part of Birch’s Athabasca mineral property. In the period from 1997 to 1998, in a joint venture with Tahera Corporation, Birch explored for diamonds on its Alberta mineral properties. Much of the information resulting from these exploration programs is available to Birch through assessment reports filed with the Alberta Government and through information acquired as part of mineral property acquisitions.

At one time Birch held the mineral exploration rights to about 10 million acres in northeastern Alberta, but through time this has been reduced to approximately 2.1 million acres distributed across Birch’s two Alberta mineral properties: Athabasca and Birch Mountains. In Manitoba, Dawson Bay Minerals Inc. holds Birch’s mineral properties. Birch continues its exploration and anticipates that the extent of its mineral properties will be reduced to areas Birch believes to be the most prospective.

Alberta Properties

The majority of Birch’s Alberta mineral properties are held under Mineral Permits issued by the Provincial Government of Alberta. Mineral Permits may be held for up to ten years and convey the right to explore for metallic and industrial minerals. Assessment costs must be filed every two years against an escalating work requirement ranging from $5.00 to $15.00 per hectare (approximately $2.00 to $6.00 per acre) for each 2 year assessment period. Birch owns a 100% working interest in virtually all Mineral Permits held in Alberta. Some Mineral Permits are subject to a royalty payable to the original Mineral Permit holder; Birch has the option to purchase most of these royalties for a fixed price. A small minority conveys a 1% royalty right to the original Mineral Permit holder or its designees.

Birch also holds a number of Mineral Leases. Mineral Leases are granted by the Alberta Government and convey the right to explore and produce minerals, subject to meeting development approvals. Mineral Leases are issued for 15 year renewable terms and are held on the basis of an annual rental fee of $3.50 per hectare ($1.42 per acre). Birch’s Mineral Lease rental payments are $175,000 in the year 2001.

Overlapping Mineral Rights:  Ownership of metallic and industrial minerals within the area of the Athabasca Oil Sands Mining Area as defined by the Alberta Government, is split between oil sands lease holders and Mineral Lease and Mineral Permit holders. The Athabasca oil sands mining area covers all of Birch’s Mineral Leases and most of Birch’s Athabasca Mineral Permits. Within this area, the oil sands lease holders own the rights to all minerals that occur within the geological formations mined for oil. Oil sands lease holders do not own metallic or industrial mineral rights in either the overlying sediments, nor in the underlying Devonian limestone, which rights are owned by the Mineral Permit and Mineral Lease holder.

Athabasca:  At December 31, 2000 the Athabasca mineral property comprises 100 Mineral Permits and 5 Mineral Leases covering approximately 1,891,110 acres (765,305 hectares). The dates of issue of the Mineral Permits are tabulated below. Precious metals are the principal exploration target on the Athabasca mineral property. Birch has also conducted diamond exploration on its Athabasca mineral property.

Athabasca Mineral Permits by issue date.

Year	No. of Permits	Area (hectares)	Area (acres)
1990	2	4,558	11,263
1993	24	217,135	536,550
1994	35	265,684	656,517
1996	18	154,368	381,450
1998	18	119,744	295,893
1999	1	420	1,038

Birch Mountains:  At December 31, 2000 the Birch Mountains mineral property comprises 9 Mineral Permits issued in 1994, covering approximately 204,959 acres (82,944 hectares). Diamonds are the principal exploration target and Birch has also conducted some preliminary precious metal exploration on the Birch Mountains Mineral Permits. Birch has identified a series of potential targets for diamond exploration on its Birch Mountains Mineral Permits.

Manitoba Properties

Birch’s Manitoba mineral properties are held by Dawson Bay. Mineral tenure is held through Special Exploration Permits issued by the Province of Manitoba. The Special Exploration Permits convey the right to explore for minerals and to convert to mineral claims. The right to produce metals is awarded by conversion to lease from a mineral claim. The Special Exploration Permits are renewable for negotiable periods of up to five years with an escalating work commitment ranging from $0.50 per hectare ($0.20 per acre) in year 1 to $4.00 per hectare ($1.62 per acre) in year 5 and an additional $1.00/hectare for every year thereafter.

Dawson Bay:  At December 31, 2000, Birch’s Dawson Bay mineral property comprises three Special Exploration Permits, SEP 96-1, 99-1 and 99-2, covering 228,004 acres (92,270 hectares) in west-central Manitoba. Precious metals are the principal exploration target on Birch’s Dawson Bay mineral property. As a subsequent event, the Company announced on May 8, 2001 that it had relinquished 202,614 acres (82,030 hectares) of Special Exploration Permits in the Dawson Bay area of Manitoba.

ITEM 5     OPERATING AND FINANCIAL REVIEW AND PROSPECTS

General

This discussion should be read in conjunction with Birch’s Consolidated Financial Statements. Birch’s Consolidated Financial Statements have been prepared in accordance with Canadian GAAP, which differ from U.S. GAAP. For a discussion of these differences, see Note 13 to Birch’s audited consolidated financial statements.

A.     Operating Results

Years Ended December 31, 1998, 1999 and 2000

Costs and Expenses

Total costs and expenses were $2,171,366 in 2000, up from $835,687 in 1999 and $737,371 in 1998. Salaries, management fees and benefits increased in 2000 due to addition in staff and the restoration of salary reductions made in previous years, and were $475,912 compared with $247,780 in 1999 and $198,538 in 1998. Under Consulting, a non-cash finder’s fee of $490,000 paid to American Precious Metals (“APM”) of Mountain Lakes, New Jersey, was the largest expense item in 2000. The higher expenses in 2000 reflected the significant increase in laboratory work and the filing of a U.S patent. Office expenses included an assessment filing to hold our Athabasca and Birch mineral permits for two more years. Legal, consulting and staff costs associated with the suspension of trading imposed by the CDNX and the independent technical audit ordered by the CDNX represented a major increase in operating expenses in 2000. The preparation and filing of the Form 20-F Registration Statement with the United States Securities and Exchange Commission also resulting in considerable additional professional costs in 2000. Higher expenses in 1999 versus 1998 reflected our increased laboratory work and industry activity associated with our co-development agreements with major oil sands producers in Athabasca.

Corporate Income and Expense

Birch is engaged in mineral exploration and technology development related to mineral characterization and extraction from rock on its mineral properties. Birch’s main source of income from year to year is interest earned on its term deposits. The interest income over the years has varied with the amount of money in term deposits and has not been a significant component of Birch’s ability to operate. Interest and other income in 2000 was $194,504 compared with $71,096 in 1999 and $38,316 in 1998.

Birch and its subsidiaries have no income from production as our properties are still at an exploration stage and technology is still under development. Birch spends about $150,000 per month for management and shareholder services, outside consulting, laboratory analysis, evaluation of geological samples, travel and other expenses. Legal and other expenses, including expenses associated with the registration with the United States Securities and Exchange Commission, have added to this base rate of expenditures.

Three Months Ended March 31, 2000 and 2001

Total costs and expenses were $626,359 in the first quarter of 2001, up from $311,857 in the first quarter of 2000. In comparing total expenses, the $570,000 of exploration expenses in the first quarter of 2000 must be added, bringing total first quarter expenses in 2000 to $881,857. Shareholder services and promotion expenses were $52,771, down from $83,081 in the first quarter of 2000, but salaries, management fees and benefits increased from $98,791 in the first quarter of 2000 to $119,430 due to an increase in staff. Professional fees increased significantly in the first Quarter of 2001 to $119,430 from $58,920 the year before due to activities associated with the CDNX technical audit, including the payment of the consulting fees of AMCL. Other expenses included the filing of additional amendments to the 20-F Registration Statement with the United States Securities and Exchange Commission (“SEC”). The increased lab and research costs reflect the priority placed on advancing the Company’s extraction and analysis technology.

Exploration expenses in the first quarter of 2000 were $570,000 due largely to a drilling program on the Company’s Athabasca leases. As explained above, the accounting procedures have changed and exploration costs are now expensed and are down sharply from 2000, to $130,551 as there have been no field activities in the first quarter of 2001.

B.     Liquidity and Capital Resources

Years Ended December 31, 1998, 1999 and 2000

Birch’s primary sources of cash have been private placements. At December 31, 2000, Birch’s working capital was approximately $2.6 million. Birch completed private placement financings of $2.7 million in January 2000, and the exercise of warrants in April 2000 provided an additional $1.3 million. While Birch Mountain has been successful in raising funds, Birch believes that junior resource companies will continue to have difficulty financing new issues in 2001. As a result, Birch will remain prudent and cautious, preserving its working capital by conducting selective field programs and value-adding laboratory work as well as minimizing general and administrative costs.

Comparatively, at December 31, 1999, working capital was approximately $700,000 following private placements in April and November that generated $1.7 million of cash. Working capital at December 31, 1998 was $270,000.

Capital expenditures totaled $2.4 million in 2000, of which 95% was directed to exploration. Exploration programs were focused on Birch’s two major Prairie Gold prospects, directing 97% of 2000 exploration expenditures to our Athabasca project and the balance to our Dawson Bay project. Birch spent $160,539 on scientific research in 2000, primarily on the development of proprietary extraction and analytical techniques. There were no similar expenditures on scientific research in the previous two years. The results of our scientific research led to the filing of a U.S. patent application in the spring of 2000. Birch is continuing its work in Birch’s lab, at university and government labs in Canada and at various competent independent laboratories.

In comparison, Birch’s capital expenditures in 1999 were $680,000, with 90% directed to the Athabasca project and in 1998, they were $2.3 million. Of the $2.3 million spent in 1998, approximately $1.5 million was recovered under the terms of a joint venture agreement negotiated with Tahera Corporation (“Tahera”) in January 1998. There were no funds spent on the diamond joint venture with Tahera in 1999 or 2000, and the joint venture agreement was subsequently terminated, with Tahera earning no interest in the land.

Financing activities provided cash of $4,364,500 in 2000, primarily from proceeds received from private placements. On January 28, 2000, Birch announced the completion of a non-brokered private placement consisting of 2,365,256 units under which 1,160,000 common shares were issued with attached flow-through benefits. Each unit was priced at $1.15 and consisted of one common share and one-half common share purchase warrant. Each whole common share purchase warrant entitled the holder to purchase one common share at an exercise price of $1.50 per common share for one year from the date of issuance.

In 1999, Birch completed two non-brokered private placements. The first consisted of 2.9 million units under which 1.45 million common shares were issued with flow-through benefits and 1.45 million without. Each unit was priced at $0.36 and consisted of one common share and one-half common share purchase warrant. Each whole common share purchase warrant entitled the holder to purchase one common share at an exercise price of $1.00 per common share on or before April 12, 2000. Birch announced on April 28, 2000, that 1,322,226 of the warrants that were issued pursuant to a private placement announced on April 13, 1999 were exercised at $1.00 per common share. The second private placement in 1999 consisted of 491,305 units priced at $1.15 and comprised of one common share (of which 40,000 had flow-through benefits) and one-half common share purchase warrant entitling the holder to purchase one common share at an exercise price of $1.50 on or before November 10, 2000.

On February 9, 2001, Birch announced that the expiry date on all outstanding warrants were extended as follows: 230,652.5 warrants which were to have expired on February 10, 2001, will now expire on August 10, 2001; 764,231 warrants which were to have expired on April 21, 2001, will now expire on October 22, 2001; 408,614 warrants which were to have expired on April 25, 2001, will now expire on October 25, 2001, and 9,782 warrants which were to have expired on April 30, 2001, will now expire on October 31, 2001. The exercise price of all warrants remains at $1.50 per share.

In 1999, Birch received a refund of the Seriousness Bond plus interest, in the amount of $212,629 from the Federal Republic of Indonesia and sold 217,000 shares of Tahera Corporation for proceeds of $8,890. Birch continues to hold 177,000 shares of Tahera Corporation.

In 2000, employees, consultants and directors of Birch exercised an aggregate of 625,600 stock options pursuant to Birch’s stock option plan. This compares with 257,400 stock options exercised in 1999 and 47,000 in 1998.

Birch believes that its existing capital resources are adequate to maintain operations at its current rate of investment in exploration and research to the end of 2001. However, there is no assurance that events affecting Birch’s operations will not result in changes to its expenditures. Birch anticipates the need for additional funding in the future through pubic or private financing. Additional financing may not be available when needed, or if available, it may not be on terms that are acceptable to Birch Mountain. To the extent that Birch raises additional capital by issuing equity or convertible debt securities, ownership dilution to shareholders will result.

Birch Mountain does not use derivative instruments. Other than the Tahera Corporation shares, which were accepted as a settlement of debt, Birch only invests in bank guaranteed certificates of deposit, and consequently, does not expect any material loss from marketable security instruments and believes interest rate exposure is limited.

Three Months Ended March 31, 2000 and 2001

The Company announced a private placement in February 2001 and the advance deposit share subscription of $73,357 is shown on the Statement of Cash Flow. The private placement was completed April 2, 2001 for 94,156 common shares at $0.77. In comparison, financing activities in the first three months of 2000 raised $4,364,500 as discussed above.

C.     Research and Development, Patent and Licenses

During the fiscal year ended December 31, 2000, the Company commenced research in new mineral technology applications. The research lead to the filing of a U.S. patent application. It is the Company’s policy that costs associated with such projects are expensed in the period in which they are incurred. During the fiscal year ended December 31, 2000, the Company expensed $160,539 in research costs. The Company has no research and development expenses during the fiscal years ended December 31, 1998 and 1999.

D.     Trend Information

The Canadian Venture Exchange Inc.

A significant development in the past year was the trading suspension imposed by the CDNX. On the basis of statements contained in Birch’s news release of June 15, 2000, announcing its technical achievements and the filing of a U.S. patent application, trading of Birch’s common shares was halted by the CDNX on June 16, 2000. On June 28, 2000, the CDNX suspended trading of Birch’s shares.

Following three months of information review and consultation, Birch agreed to issue a clarifying news release, cooperate with the CDNX to conduct an independent technical audit and provide assurance to the CDNX that insiders of Birch would not trade in Birch’s securities until the independent audit was complete. On this basis, the CDNX agreed to allow trading in Birch’s shares to resume. The clarifying news release was issued on September 27, 2000, and the CDNX reinstated trading of Birch’s common shares on September 29, 2000.

Associated Mining Consultants Ltd. (“AMCL”) of Calgary conducted the independent technical audit. The audit began on October 6, 2000, and a final report was issued to the CDNX and Birch on February 8, 2001. Birch issued a news release on February 16, 2001, that contained AMCL’s conclusions, and the statement that Birch Mountain considered the audit process to have been flawed and disagreed with most of AMCL’s conclusions. The CDNX again suspended trading of Birch’s common shares on March 5, 2001 based on information in the AMCL audit report. Birch has detailed its disagreements with the AMCL conclusions and has filed these, together with other third-party reports, as part of our appeal of the suspension of trading with the Alberta Securities Commission on March 9, 2001. At the time of filing this annual report, there had been no developments relative to the Company’s appeal.

Change in Accounting Policy

During the quarter ended March 31, 2001, the Company adopted the requirements of Accounting Guideline 11, Enterprises in the Development State (“AcG-11”) issued by the Canadian Institute of Chartered Accountants. Under AcG-11, all deferred resource property expenditures are reviewed, on a property-by-property basis, to assess their recoverability and when the carrying value of a property exceeds its net recoverable amount that may be estimated by quantifiable evidence of an economic geological resource or reserve, joint venture expenditure commitments or the Company’s assessment of its ability to sell the property for an amount exceeding the deferred costs, provision is made for the impairment in value. Previously, the Company capitalized all exploration costs incurred on its mineral properties if exploration was continuing on the property, on the basis that it was too early to tell whether the deferred costs would not be recovered from a geological resource or reserve or otherwise. The Company has accounted for this change in accounting policy on a retroactive basis as a cumulative adjustment to increase the opening deficit and reduce the carrying value of mineral exploration costs at January 1, 2001 by $8,338,431. Prior periods have not been restated.

ITEM 6     DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.     Directors and Senior Management

The following table sets forth the name, business experience, functions and areas of experience in Birch and principal business activities performed outside of Birch (including, in the case of directors of Birch, other principal directorships) of each director, member of senior management and employees upon whose work Birch is dependent:

Name	Business Experience and Function	Principapl Business Activities and principal Directorships	Number of Common Shares and Percentage of Class Held

Douglas J. Rowe	Director, President and Chief Executive Officer of Birch since 1994	Mr. Rowe is President and CEO of the Company, and was President and Chairman of the Board of Brougham Geoquest, Ltd., a company engaged in mineral exploration and Brougham Energy Corporation, a company engaged in oil and gas exploration and development.
2,346,883 (7.0%)
Kerry E. Sully	Chairman of the Board and Director since 1995	Mr. Sully has been President and CEO of CGX Energy Inc. since March 1999 and was President, Chief Executive Officer and a director of Ranchmen's Resources Ltd. from 1989 to 1995.	100,000 (0.3%)
Donald L. Dabbs	Vice-President, Chief Financial Officer and Director since 1994	Mr. Dabbs was the President and Chief Executive Officer of Niaski Environmental Inc. from February 1998 to August 1999. He was Regional Manager, Bovar Environmental, and had served as a Vice-President of Concord Environmental Corporation from 1988 to 1994. There, Mr. Dabbs was responsible for resource development planning and regulatory approvals for clients, particularly in the Athabasca oil sands.
379,934 (1.1%)
Lanny K. McDonald	Director since 1995	Mr. McDonald is Vice-President, Corporate Development, The Calgary Flames. From 1989 to 1992, he was Vice-President, Corporate and Community Relations, with the Flames.	145,000 (0.4%)
Dr. Hugh Abercrombie	Vice-President, Exploration since 1998	Dr. Abercrombie joined the Company as Manager, Exploration in February 1997 and was appointed Vice-President, Exploration in November 1998. After completing post-graduate studies in 1989, Dr. Abercrombie worked for eight years as a research scientist with the Geological Survey of Canada. His research focused on low temperature metal transport in sedimentary basins and formed the basis for Birch's Prairie Gold model.
70,699 (0.2%)
Dr. Jack Clark	Director since April 24, 2001	For the past few years, Dr. Clark has been an Honorary Research Professor and Professor of Engineering at Memorial University of Newfoundland and continues to consult to a wide range of government and industry clients in Canada, U.S.A. and internationally.
Nil
Charles Hopper	Director since April 24, 2001	Mr. Hopper is a Managing Director of Lehman Brothers, Inc. of New York and has twenty-five years experience in the financial industry. During the past four years at Lehman Brothers, Mr. Hopper has been responsible for Private Client Services Asset Management.
Nil
John R. Houghton	Corporate Secretary since 1998	Mr. Houghton served as a director of the Company in 1998, and has been corporate secretary since December of 1998. Mr. Houghton has been a partner in the law firm Donahue and Partners since February of 1999. Previously, he was a partner in the law firm of Mackimmie Matthews from 1984 to 1999.
Nil
Suzanne L. Loov	Assistant Corporate Secretary	Partner of Armstrong Perkins Hudson LLP since February 1, 2001 since January 1, 2001practicing in the areas of corporate and securities law and prior to that associate lawyer with Armstrong Perkins Hudson LLP since May 30, 1994.
50,363 (0.15%)

To the knowledge of Birch, there are no arrangements or understandings with major shareholders, customers, suppliers or others, pursuant to which any person referred to above was selected as a director or member of senior management of Birch and there is no family relationship between any of the persons named above. Pursuant to an Option Agreement dated May 9, 1996 among Birch, Calvyn M. Loree, James A. Brown, Saskatoon Natural Resources Ltd. and Robert M. Friedland, Mr. Friedland currently has the right to nominate one individual to the Board of directors of Birch; however, no such nomination has been made by Mr. Friedland for the forthcoming year.

B.     Compensation

The following table sets forth the amount of compensation that was paid and benefits that were granted in the financial year ended December 31, 2000 to each of the individuals listed in Item 6(A) above.

Name	Compensation	Benefits

Douglas J. Rowe	$125,330	$1,038
Kerry E. Sully	0	0
Donald L. Dabbs	$97,208	$ 903
Lanny K. McDonald	0	0
Dr. Hugh Abercrombie	$103,075	$4,594
Dr. Jack Clark	0	0
Charles Hopper	0	0
John R. Houghton	0	0
Suzanne L. Loov	0	0

The Company has in place a stock option plan dated November 2, 1994 (the “Plan”), under which non-transferable options to purchase common shares (the “Option”) may be granted to directors, officers, employees and consultants of the Company or an affiliate of the Company. The Plan contains early termination provisions for certain situations. In addition, the Plan contains provisions stating that the option period may not extend past five years and the number of common shares issuable on exercise of outstanding stock options may not exceed 10% of the issued and outstanding common shares. The Plan is administered by the Compensation Committee of the Board of Directors of the Company, who make allocations to eligible persons after considering their present and potential contributions and other relevant factors. The Plan was filed with The Alberta Stock Exchange (now the CDNX) and was approved by the shareholders on November 2, 1994.

The following table sets forth the number of options to purchase common shares of Birch granted, the purchase price and the expiration date of options granted to each of the individuals listed in Item 6(A) above.

                           Number of options to
Name                       purchase Common Shares     Purchase Price    Expiry Date
------------------------- ----------------------- --------------------- --------------
Douglas J. Rowe            200,000                      $0.35           Nov. 16, 2003
                           120,000                      $1.36           Nov. 18, 2004
------------------------- ----------------------- --------------------- --------------
Kerry E. Sully              25,000                      $0.70           Mar. 24, 2002
                            75,000                      $0.35           Nov. 16, 2003
                            50,000                      $1.36           Nov. 18, 2004
------------------------- ----------------------- --------------------- --------------
Donald L. Dabbs            100,000                      $0.70           Nov. 21, 2001
                            50,000                      $0.35           Nov. 16, 2003
                            80,000                      $1.36           Nov. 18, 2004
------------------------- ----------------------- --------------------- --------------
Lanny K. McDonald           25,000                      $0.70           Mar. 24, 2002
                            50,000                      $0.35           Nov. 16, 2003
                            50,000                      $1.36           Nov. 18, 2004
------------------------- ----------------------- --------------------- --------------
Dr. Hugh Abercrombie        75,000                      $0.70           Jan. 2, 2002
                           150,000                      $0.90           Mar. 9, 2003
                            65,000                      $0.35           Nov. 16, 2003
                           120,000                      $1.36           Nov. 18, 2004
------------------------- ----------------------- --------------------- --------------
Dr. Jack Clark             125,000                      $0.65           April 24, 2006
------------------------- ----------------------- --------------------- --------------
Charles Hopper              25,000                      $0.65           April 24, 2006
                           100,000                      $0.60           Jan. 30, 2006
------------------------- ----------------------- --------------------- --------------
John R. Houghton            50,000                      $0.22           July 13, 2003
                            50,000                      $0.35           Nov. 16, 2003
                            50,000                      $1.36           Nov. 18, 2004
------------------------- ----------------------- --------------------- --------------
Suzanne L. Loov            100,000                      $0.65           April 24, 2006

C.     Board Practices

Directors are elected annually at Birch’s annual meeting of shareholders and hold office until the earlier of their resignation or removal from office at a subsequent annual meeting of shareholders. The Board of Directors may fill vacancies created by departing directors between annual shareholders meetings. Directors representing in number up to one-third the size of the board elected at the most recent shareholders meeting may be appointed by the Board of Directors between shareholders meetings.

Audit Committee

The Audit Committee of Birch currently consists of Lanny K. McDonald, Kerry E. Sully and Donald L. Dabbs. There have been no changes to the membership of this committee since the most recently completed year-end. The general function of the audit committee is to review the overall audit plan and Birch system of internal controls, to review the results of the external audit, and to resolve any potential disputes with Birch’s auditors.

Compensation Committee

The Board of Directors established a Compensation Committee on July 10, 1996 comprised of Lanny K. McDonald (Chairman of the Compensation Committee and a director of the Company), Douglas J. Rowe (the President, Chief Executive Officer and a director of the Company), Kerry E. Sully (Chairman of the Board of Directors of the Company).

Compensation Policy

The Company’s compensation policy has three components: (i) base salary/consulting fee and benefits, (ii) the award of stock options and (iii) bonus. The salary/consulting fee for each executive officer is determined having regard to such executive officer’s responsibilities and performance. The Committee has provided greater emphasis on the issuance of stock options to its executive officers as a major form of compensation. In the view of the Committee, the issuance of stock options has had the advantages of encouraging growth in the Company and its share value, while reducing the cash expenditures required to pay executive salaries. Previously, the Committee undertook a review of the compensation paid by similar junior natural resources issues in setting guidelines for the compensation of the Company’s executive officers. The Company is currently a party to an employment contract with Douglas J. Rowe dated December 1, 1995 and approved by the shareholders of the Company on May 31, 1996. Pursuant to the employment contract Mr. Rowe receives a salary of $108,000 annually and is entitled to receive stock options as determined from time to time by the Committee. On December 5, 2000, the Board of Directors of the Company approved an increase in Mr. Rowe’s annual salary to $140,000 per annum, effective June 15, 2000.

D.     Employees

The following table sets out the number of employees of Birch at the end of each of the past three financial years, including their main category of activity and geographic location. All of Birch’s employees are employed in Alberta, Canada. Includes consultants on long-term contracts.

                       Twelve Months Ended December 31
--------------------------------------------------------------------------------
                        2000                     1999                      1998
--------------------------------------------------------------------------------
Operations(1)             7                        6                         5
--------------------------------------------------------------------------------
Accounting                1                        1                         1
--------------------------------------------------------------------------------
Administration            4                        3                         2
--------------------------------------------------------------------------------
Total                    12                        10                        8

Note:

(1	Includes personnel involved in exploration and research.

E.     Share Ownership

Share Ownership

See Item 6(A)-Directors and Senior Management above for disclosure regarding share ownership of Birch's directors and executive officers.

ITEM 7     MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.     Major Shareholders

To the knowledge of Birch there are no persons or entities who beneficially hold, directly or indirectly or exercise control or direction over, more than 5% of the voting rights attached to the issued and outstanding common shares of Birch except as set forth below:

Name	Number of Securities Owned	Percentage of Class

Douglas J. Rowe(1)	2,346,883(2)	7%(3)

Notes:

(1)	Mr. Rowe also holds options to purchase common shares of Birch as set forth in Item 6(B)-Compensation, above.
(2)	Number of shares is based upon insider trading reports filed by the named shareholder with applicable Canadian securities regulatory authorities.
(3)	Based on 33,647,122 issued and outstanding common shares.

The major shareholders of Birch do not have different voting rights than other shareholders.

As of May 31, 2001, 53 holders having an address of record within the United States of America owned 7,947,356 common shares, representing 23.6% of Birch's 33,647,122 outstanding common shares.

B.     Related Party Transactions

During the Company's last fiscal year and up to the date of filing this annual report, Birch has had no transactions and there are no presently proposed transactions which are material to Birch or the related party, or any transactions that are unusual in their nature or conditions, involving goods, services, or tangible or intangible assets with (a) enterprises that, directly or indirectly, through one or more intermediaries, control or are controlled by, or are under common control with, the Company; (b) associates, being an unconsolidated enterprise in which the Company has a significant influence or which has significant influence over the Company, where significant influence over an enterprise is the power to participate in the financial and operating policy decisions of the enterprise but is less than control over those polices and where Shareholders beneficially owning a 10% interest in the voting power of the Company are presumed to have a significant influence on the Company; (c) individuals owning, directly or indirectly, an interest in the voting power of the Company that gives them significant influence over the Company, and close members of any such individual's family; (d) key management personnel, being those persons having authority and responsibility for planning, directing and controlling the activities of the Company, including directors and senior management of the Company and close members of such individuals' families; and (e) enterprises in which a substantial interest in the voting power is owned, directly or indirectly, by any person described in (c) or (d) over which such person is able to exercise significant influence. This includes enterprises owed by directors or major shareholders of the Company and enterprises that have a member of key management in common with the Company. Close members of individual's family are those that may be expected to influence, or be influenced by, that person in their dealings with the Company.

C.     Interests of Experts and Counsel

This item is not applicable.

ITEM 8     FINANCIAL INFORMATION

A.     Consolidated Statements and Other Financial Information

Incorporated herein are the audited consolidated financial statements for the years ended December 31, 2000, 1999 and 1998 and the unaudited interim financial statements for the periods ended March 31, 2001 and 2000.

Other than as described herein, Birch is not involved in any legal or arbitration proceedings which may have, or have had in the recent past, significant effects on Birch's financial position or profitability.

Birch is not aware of any material proceeding in which any director, any member of senior management or any of Birch's affiliates is a party adverse to Birch or has a material interest adverse to Birch.

No dividends have been paid on any common shares of Birch. Birch intends to retain its earnings for use in the business and does not expect to pay dividends on its common shares in the foreseeable future.

B.     Significant Changes

No significant changes have occurred since March 31, 2001.

ITEM 9     THE OFFER AND LISTING

A.     Offer and Listing Details

This item is not applicable.

B.     Plan of Distribution

This item is not applicable.

C.     Markets

The Company's common shares trade on the CDNX, having the trading symbol BMD. The common shares were quoted on The Alberta Stock Exchange commencing January 31, 1995. On November 29, 1999 the Alberta and Vancouver Stock Exchanges merged to form a new and larger exchange known as the CDNX. The Company was listed on the new exchange as a Tier 1 Company and retained the symbol BMD. As of the date of this annual report, the CDNX has suspended trading in the Company's common shares. The Company trades no other class of shares other than common shares without par value. The Company is investigating additional or alternate secondary trading market opportunities for its common shares.

The following table sets forth the high and low market prices of the common shares on the CDNX (and its predecessor, The Alberta Stock Exchange) for the periods indicated. All financial figures are expressed in Canadian dollars.

Fiscal Period                   High (CAD$)                          Low (CAD$)
--------------------------------------------------------------------------------
Years Ended:
   December 31, 1996              8.00                                 1.75
   December 31, 1997              2.70                                 0.31
   December 31, 1998              1.00                                 0.12
   December 31, 1999              2.10                                 0.29
   December 31, 2000              3.05                                 0.40

2001
   First Quarter                  0.87                                 0.50

2000
   Fourth Quarter                 1.35                                 0.40
   Third Quarter                  1.70                                 1.00
   Second Quarter                 2.54                                 1.25
   First Quarter                  3.05                                 1.95

1999
   Fourth Quarter                 2.10                                 1.15
   Third Quarter                  1.49                                 0.89
   Second Quarter                 1.73                                 0.73
   First Quarter                  1.79                                 0.29

Month Ended
   May 31, 2001                      0                                    0
   April 30, 2001                    0                                    0
   March 31, 2001                 0.68                                 0.55
   February 28, 2001              0.87                                 0.52
   January 31, 2001               0.81                                 0.50
   December 31, 2000              1.00                                 0.40

Note:

(1)	On June 16, 2000, the CDNX halted trading of the common shares of the Company and on June 28, 2000, trading of the Corporation's common shares was suspended. Trading of the Company's common shares on the CDNX was reinstated on September 29, 2000. Trading in the common shares of the Company was again suspended on March 5, 2001.

D.     Selling Shareholders

This item is not applicable.

E.     Dilution

This item is not applicable.

F.     Expenses of the Issue

This item is not applicable.

ITEM 10     ADDITIONAL INFORMATION

A.     Share Capital

This item is not applicable.

B.     Memorandum and Articles of Association

Incorporation Details and Objects of Birch

Birch was established pursuant to the issuance on December 31, 1995 of a Certificate of Amalgamation by the Registrar of Corporations of the Province of Alberta pursuant to the provisions of the ABCA. The amalgamating companies were Birch Mountain Resources Ltd. and Birch Mountain Minerals Ltd. Birch's Alberta Corporate Registry Access Number is 20679269. The Articles of Amalgamation of Birch provide that there are no restrictions on the nature of the business to be carried on by Birch.

Summary of Directors Powers and Authorities

The rights, duties, powers and authorities of the Board of Directors of Birch are set out in the Articles of Amalgamation (the "Articles") and by-laws (the "By-Laws") of Birch and the statutory provisions of the ABCA. The following is a selected summary of the Articles, By-Laws and applicable provisions of the ABCA as they relate to selected rights, duties, powers and authorities of the Board of Directors of Birch.

The Articles of Birch provide for a minimum of one and a maximum of fifteen directors. The ABCA prescribes that a distributing corporation must have a minimum of three directors, a majority of whom are Canadian residents and at least two of who are not officers or employees of Birch. The Board of Directors may, between annual shareholders meetings, appoint one or more additional directors to serve until the next annual shareholders meeting provided that the number of directors so added may not exceed by one-third (1/3) the number of directors who held office at the expiration of the last shareholders meeting.

The Chairman of the Board of Directors or any one director may call a meeting upon the provisions of forty-eight hours notice to each director in the manner prescribed in the By-Laws. Any such notice shall include the items of business to be considered at the meeting. A majority of the directors constitute a quorum provided that half of those directors present are Canadian residents. Business cannot be transacted without a quorum. A quorum of directors may vote on any matter of business properly brought before the meeting provided that where a director is a party to a material contract or proposed material contract or has a material interest in the matter to be considered, such director must disclose his or her interest at the earliest possible date, request the conflict be noted in the minutes of the meeting, and with a few limited exceptions enumerated in the By-Laws, refrain from voting on the matter in which the director has a material interest. There is no limitation on the Board of Directors to vote on matters of their remuneration provided such remuneration is disclosed in the financial statements and annual shareholder proxy materials.

The Board of Directors has broad borrowing powers and may, without authorization from the shareholders, (a) borrow money on the credit of Birch; (b) issue, re-issue, sell or pledge debt obligations of Birch; (c) subject to restrictions respecting financial assistance prescribed in the ABCA, give a guarantee on behalf of Birch to secure the performance of an obligation of any person; and (d) mortgage, hypothecate, pledge or otherwise create a security interest in all or any property of Birch, owned or subsequently acquired, to secure any obligation of Birch.

A person is qualified to be or stand for election as a director provided such person is at least 18 years of age, is not a bankrupt and is not mentally incapacitated pursuant to applicable Alberta mental health legislation or pursuant to an order of the Alberta courts. There is no requirement for a director to hold shares of Birch.

Securities of Birch

The Company has an authorized capital consisting of an unlimited number of common shares, of which 33,552,966 are issued and outstanding as of the date of this annual report.

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

Rights and Privileges of Shareholders

Only the registered holders of common shares on the record date are entitled to receive notice of and vote at annual and special meetings of shareholders. Where the items of business effect the rights of shareholders other than common shareholders, a special majority of two-thirds of the votes cast by the effected shareholders at the meeting called for such purpose is required to approve the item of business. Beneficial holders of common shares are also entitled to receive proxy materials in respect of meetings of shareholders in accordance with Canadian Securities Administrators National Policy No. 41, provided that such proxies are limited in scope to instructing the registered shareholder (usually a brokerage house) on how to vote on behalf of the beneficial shareholder. There are no restrictions on the number of shares that may be held by non-residents other than restrictions set out in the Investment Canada Act (Canada). See "Additional Information-- Exchange Controls".

There is no specific provisions in the Articles or By-Laws of Birch that have the effect of delaying, deferring or preventing a change of control of Birch. Notwithstanding this, the Board of Directors, under the general powers conferred to it under the By-Laws, have the authority to approve and invoke a shareholders rights plan that will protect shareholders from unfair, abusive or coercive take-over strategies, including the acquisition or control of Birch by a bidder in a transaction or series of transactions that does not treat all shareholders equally or fairly or that does not afford all shareholders an equal opportunity to share in any premium paid upon an acquisition of control.

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

There are no provisions in the By-laws regarding public disclosure of individual shareholdings. Notwithstanding this, applicable Canadian securities legislation required certain public disclosure of persons owning or acquiring common shares in excess of 10% of a corporation's issued and outstanding share capital.

C.     Material Contracts

Birch has not entered into any material contracts (not made in the ordinary course of business) in the two years prior the date of filing of this annual report.

D.     Exchange Controls

Canadian Exchange Controls

There are no governmental laws, decrees or regulations in Canada relating to restrictions on the export or import of capital, or affecting the remittance of interest, dividends or other payments to non-residents. Dividends paid to U.S. residents, however, are subject to a 15% withholding tax or a 5% withholding tax for dividends paid in 1997 and thereafter, if the shareholder is a corporation owning at least 10% of the outstanding voting shares of the corporation pursuant to Article X of the reciprocal tax treaty between Canada and the U.S. (See "Additional Information - Taxation").

Except as provided in the Investment Canada Act (the "Act"), which has provisions that restrict the holding of voting shares by non-Canadians, there are no limitations specific to the rights of non-Canadians to hold or vote the common shares under the laws of Canada or the Province of Alberta, or in the charter documents of Birch or its subsidiaries.

Management of the Company believes that the following summary fairly describes those provisions of the Act pertinent to an investment in the Company by a person who is not a Canadian resident (a "non-Canadian").

The Act requires a non-Canadian making an investment which would result in the acquisition of control of a Canadian business, the gross value of the assets of which exceed certain threshold identified, to either notify, or file an application for review with Investment Canada, the federal agency created by the Act. The notification procedure involves a brief statement of information about the investment on a prescribed form that is required to be filed with Investment Canada by the investor at any time up to 30 days following implementation of the investment. It is intended that investments requiring only notification will proceed without government intervention unless the investment is in a specific type of business activity related to Canada's cultural heritage and national identity.

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

The following investments by non-Canadians are subject to notification under the Act:

1.	An investment to establish a new Canadian business; and
2.	An investment to acquire control of a Canadian business that is not reviewable pursuant to the Act.

The following investments by a non-Canadian are subject to review under the Act:

1.	Direct acquisitions of control of Canadian businesses with assets of $5 million or more, unless a World Trade Organization ("WTO") member country investor (the U.S. being a member of the WTO) is making the acquisition;
2.	Direct acquisitions of control of Canadian businesses with assets of $160 million or more by a WTO investor;
3.	Indirect acquisitions of control of Canadian businesses with assets of $5 million or more if such assets represent more than 50% of the total value of the assets of the entities the control of which is being acquired, unless the acquisition is being made by a WTO investor, in which case there is no review;
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

Generally speaking, an acquisition is direct if it involves the acquisition of control of the Canadian business or of its direct or indirect Canadian parent and an acquisition is indirect if it involves the acquisition of control of a non-Canadian direct or indirect parent of an entity carrying on the Canadian business. Control may be acquired through the acquisition of substantially all of the assets of the Canadian business. No change of voting control will be deemed to have occurred if an investor acquires less than one-third of the voting control of a Canadian corporation.

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

E.     Taxation

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

This summary is based upon the provisions of the Income Tax Act of Canada and the regulations thereunder (collectively, the "Tax Act", or "ITA") and the Canada-United States Tax Convention (the "Tax Convention") as at the date of this annual report, and upon the current administrative practices of the Canada Customs and Revenue Agency (formerly Revenue Canada).

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

A U.S. Holder does not include persons subject to special provisions of Federal income tax law, such as tax-exempt organizations, qualified retirement plans, financial institutions, insurance companies, broker-dealers, non-resident alien individuals or foreign corporation whose ownership of common shares of the Company is not effectively connected with the conduct of a trade or business in the U.S. and shareholders who acquired their stock through the exercise of employee stock options or otherwise as compensation.

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

F.     Dividends and Paying Agents

This item is not applicable.

G.     Statement by Experts

This item is not applicable.

H.     Documents on Display

Documents concerning Birch which are referred to in this annual report may be inspected upon written request to the Corporate Administrator of Birch as follows:

          Jane Quinn
          Corporate Administrator
          Birch Mountain Resources Ltd.
          3100, 205 - 5th Avenue S.W.
          Calgary, AB, Canada
          T2P 2V7

Birch is subject to the informational requirements of the Security Exchange Act of 1934, as amended, and the requirement to file reports and other information with the SEC. You may read and copy any of Birch's report and other information at, and obtain copies upon payment of prescribed fees from, the Public Reference Room maintained by the SEC at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549 and at certain of the SEC's regional officers at 7 World Trade Center, Suite 1300, New York, N.Y. 10048 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, IL 60661. In addition, the SEC maintains a Web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC at http://www.sec.gov. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330.

Birch is required to file reports and other information with the securities commissions in several provinces of Canada. You are invited to read and copy any reports, statements or other information, other than confidential filings, that Centurion files with the provincial securities commissions. These filings are also electronically available from the Canadian System for Electronic Document Analysis and Retrieval (SEDAR) (http://www.sedar.com), the Canadian equivalent of the SEC's electronic document gathering retrieval system (EDGAR).

As a foreign private issuer, Birch is exempt from the rules under the Exchange Act, as amended, prescribing the furnishing and content of proxy statements to shareholders. We have included in this report certain information disclosed in the Corporation's proxy circular prepared under Canadian securities rules.

I.     Subsidiary Information

This item is not applicable.

ITEM 11     QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET
                     RISK

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

ITEM 12     DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

This item is not applicable.

PART II

ITEM 13     DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

There have been no defaults in the payment of principal, interest or a sinking or purchase fund installment. There are no dividend arrearages or any other delinquencies.

ITEM 14     MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITYHOLDERS
                     AND USE OF PROCEEDS

There has been no modification or qualification of the instruments defining the rights of holders of any class of registered securities. There are no assets securing any class of registered securities. There has been no change in the last financial year to the trustee of the registered securities.

ITEM 15     DEFAULTS UPON SENIOR SECURITIES

Birch has not issued and is not in default of any senior securities.

ITEM 16     CHANGES IN SECURITIES, CHANGES IN SECURITY FOR REGISTERED
                     SECURITIES AND USE OF PROCEEDS

There has been no modification of the constituent instruments defining the rights of the holders of any class of registered securities and nor has there been any limitation or qualification of the rights evidenced by any class of registered securities by the issuance or modification of any other class of securities.

PART III

ITEM 17     FINANCIAL STATEMENTS

See pages F-1 through F-16 incorporated by reference herein.

ITEM 18     FINANCIAL STATEMENTS

Not Applicable

ITEM 19     EXHIBITS

(a)     Financial Statements filed as part of this annual report.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

BIRCH MOUNTAIN RESOURCES LTD.
Date: June 28, 2001	By:/s/ Douglas J. Rowe Douglas J. Rowe President and Chief Executive Officer

FINANCIAL STATEMENTS

Birch Mountain Resources Ltd.
Consolidated Financial Statements
March 31, 2001

To the Shareholders:
Birch Mountain Resources Ltd.
Auditors' Report

TO THE SHAREHOLDERS OF
BIRCH MOUNTAIN RESOURCES LTD.

We have audited the consolidated balance sheets of Birch Mountain Resources Ltd. as at December 31, 2000 and 1999 and the consolidated statements of loss and deficit and cash flow for each of the years in the three-year period ended December 31, 2000. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

With respect to the consolidated financial statements for the year ended December 31, 2000, we conducted our audit in accordance with Canadian generally accepted auditing standards and United States generally accepted auditing standards. With respect to the consolidated financial statements for each of the years in the two-year period ended December 31, 1999, we conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2000 and 1999 and the results of its operations and its cash flow for each of the years in the three-year period ended December 31, 2000, in accordance with Canadian generally accepted accounting principles.

Calgary, Alberta	/s/ Meyers Norris Penny Chartered Accountants
March 26, 2001

Comments for U.S. Readers

In the United States, reporting standards for auditors require the addition of an explanatory paragraph following the opinion paragraph when there are substantial uncertainties about the Company’s ability to continue as a going concern, as referred to in Note 1 to these consolidated financial statements. Our report to the shareholders dated March 26, 2001, is expressed in accordance with Canadian reporting standards which do not permit a reference to such matters in the auditors’ report when the facts are adequately disclosed in the financial statements.

Calgary, Alberta	/s/ Meyers Norriss Penny Chartered Accountants
March 26, 2001

Birch Mountain Resources Ltd.
Consolidated Balance Sheets
As at December 31

                                        March 31,   December 31,    December 31,
                                             2001           2000            1999
                                      (unaudited)
 -------------------------------------------------------------------------------
 Assets
 Current
     Cash (Note 4)                     $2,247,561      2,861,715         943,558
     Accounts receivable                   17,161         64,422          36,384
     Prepaids and deposits                 31,551         10,034          12,691
 -------------------------------------------------------------------------------
                                        2,296,273      2,936,171         992,633
 Investment (Note 5)                       15,930         15,930          15,930
 Capital (Note 6)                         205,552        200,587         144,674
 Mineral exploration costs (Note 7)             -      8,338,431       7,828,506
 -------------------------------------------------------------------------------
                                        2,517,755    $11,491,119       8,981,743
 -------------------------------------------------------------------------------
 Liabilities
 Current
     Accounts payable                     281,815        385,462         324,727
 -------------------------------------------------------------------------------
 Share subscription deposit                73,357              -               -
 -------------------------------------------------------------------------------
 Shareholders' equity
 Share capital (Note 8)                24,581,830     24,633,830      18,654,561
 Deficit                              (22,419,247)   (13,528,173)     (9,997,545)
 -------------------------------------------------------------------------------
                                        2,162,583     11,105,657       8,657,016
 -------------------------------------------------------------------------------
                                       $2,517,755     11,491,119       8,981,743
 -------------------------------------------------------------------------------

/s/ Donald L. Dabbs          Director
     Donald L. Dabbs

/s/ Douglas T. Rowe          Director
     Douglas T. Rowe

Birch Mountain Resources Ltd.
Consolidated Statements of Loss and Deficit
For the years ended December 31

                                                (three months ended)
                                                          March 31              December 31,    December 31,    December 31,
                                                   2001             2000                2000            1999            1998
-----------------------------------------------------------------------------------------------------------------------------
                                                         (Unaudited)
-----------------------------------------------------------------------------------------------------------------------------
Expenses
  Mineral exploration                          $ 130,551                -               -               -                -
  Salaries, management fees and                  119,430            8,791         475,912         247,870          198,538
  benefits
    Consulting                                    13,000                -         650,172          41,562           28,542
    Shareholder services and promotion            52,771            3,081         278,583         222,769          132,844
    Office                                        81,266           58,454         228,276         162,197          176,104
    Professional fees                            165,655           58,920         322,499         120,811          131,085
    Research costs                                50,235            1,845         160,539               -                -
    Amortization                                  13,451           10,766          55,385          40,478           70,258
----------------------------------------------------------------------------------------------------------------------------
Loss before the following                        626,359          311,857       2,171,366         835,687          737,371
----------------------------------------------------------------------------------------------------------------------------
    Interest and other income                    (21,716)         (18,877)       (194,504)        (71,096)         (38,316)
    (Gain) loss on disposal of investment              -                -               -          (2,090)         105,000
    Writedown of investments                           -                -               -          14,160          143,220
    Writedown of mineral exploration
      costs (Note 7)                                   -            1,434       1,792,388          25,836        2,269,821
----------------------------------------------------------------------------------------------------------------------------
                                                 (21,716)         (17,443)      1,597,884         (33,190)       2,479,725
----------------------------------------------------------------------------------------------------------------------------
Loss before income taxes                         604,643          294,414       3,769,250         802,497        3,217,096
    Future income tax recovery                   (52,000)               -        (238,622)       (226,800)        (326,727)
----------------------------------------------------------------------------------------------------------------------------
Net loss for the year                            552,643          294,414       3,530,628         575,697        2,890,369
----------------------------------------------------------------------------------------------------------------------------
Deficit at beginning of year, as previously
 reported                                     13,528,173        9,997,545       9,997,545       9,421,848        6,531,479

Adoption of accounting policy                  8,338,431                -               -               -                -
----------------------------------------------------------------------------------------------------------------------------
Deficit at beginning of year as restated      21,866,604        9,997,545       9,997,575       9,421,848        6,531,479
----------------------------------------------------------------------------------------------------------------------------
Deficit at end of year                       $22,419,247       10,291,959      13,528,173        9,997,545       9,421,848
----------------------------------------------------------------------------------------------------------------------------

Loss per share  (Note 9)                        $  (0.01)           (0.11)          (0.02)           (0.13)          (0.02)
----------------------------------------------------------------------------------------------------------------------------

Birch Mountain Resources Ltd.
Consolidated Statements of Cash Flow
For the years ended December 31

                                                    (three months ended)
                                                             March 31,         December 31,     December 31,     December 31,
                                                    2001            2000               2000             1999             1998
-----------------------------------------------------------------------------------------------------------------------------
                                                         (Unaudited)
-----------------------------------------------------------------------------------------------------------------------------
Cash flows from operating activities
  Interest income received                       $  21,716        16,610          168,530           71,096          38,316
  Cash received from Government of Indonesia             -             -                -          175,555         165,708
  Cash paid to employees                          (202,065)     (101,791)        (475,912)        (247,870)       (198,538)
  Cash paid to suppliers                          (488,746)      (39,942)      (1,103,416)        (526,667)       (597,549)
-----------------------------------------------------------------------------------------------------------------------------
                                                  (699,095)     (124,123)      (1,410,798)        (527,886)       (592,063)
-----------------------------------------------------------------------------------------------------------------------------
Cash flows from financing activities
  Issuance of common shares for cash                     -     2,925,535        4,386,926        1,656,061         573,893
  Share subscription deposit                        73,357             -
  Share issuance costs                                   -       147,248          (36,536)         (34,594)        (13,061)
-----------------------------------------------------------------------------------------------------------------------------
                                                    73,357     2,878,287        4,350,390        1,621,467         560,832
-----------------------------------------------------------------------------------------------------------------------------
Cash flows from investing activities
  Proceeds on disposal of investment                     -             -                -            8,890          25,000
  Purchase of capital assets                       (18,416)      (41,148)        (118,922)         (38,438)         (1,549)
  Mineral exploration costs                              -      (570,713)        (902,313)        (595,663)       (236,348)
-----------------------------------------------------------------------------------------------------------------------------
                                                   (18,416)     (611,861)      (1,021,235)        (625,211)       (212,897)
-----------------------------------------------------------------------------------------------------------------------------
Increase (decrease) in cash                       (614,154)    2,142,303        1,918,357          468,370        (244,128)
Cash at beginning of year                        2,861,715       943,558          943,558          475,188         719,316
-----------------------------------------------------------------------------------------------------------------------------
Cash at end of year                             $2,247,561     3,085,861        2,861,915          943,558         475,188
-----------------------------------------------------------------------------------------------------------------------------

Birch Mountain Resources Ltd.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2000, 1999 and 1998

1.     Nature of operations and going concern considerations

Birch Mountain Resources Ltd. is in the process of exploring its mineral leases and permits and has not yet determined whether they contain economically recoverable reserves.

These financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles on a going concern basis. This presumes funds will be available to finance ongoing exploration, operations and capital expenditures and permit the realization of assets and the payment of liabilities in the normal course of operations for the foreseeable future. The Company has incurred a net loss of $3,530,628 during the year ended December 31, 2000 (1999 - $575,697; 1998 - $2,890,369) and as at December 31, 2000, has a deficit of $13,528,173. The Company’s ability to continue as a going concern is largely dependent on its success in obtaining sufficient funds to carry out exploration activities on its mineral claims, preserving its interest in the underlying claims, establishing the existence of economically recoverable mineral reserves, achieving successful results from its research efforts and obtaining the financing to complete the development and achieve future profitable production or, alternatively, upon the Company’s ability to dispose of its interests on an advantageous basis. Management plans to continue to access the equity market from time to time for financing of its operations and to be prudent with general and administrative expenditures and selective in its exploration expenditures in order to preserve the Company’s working capital. The Company has been successful in the past in raising funds for operating and exploration activities, but there is no assurance that it will be able to do so in the future. Should future financing efforts not meet with success, there is substantial doubt about the ability of the Company to continue as a going concern as it would likely have to dispose of its assets on a less than advantageous basis.

These financial statements do not give effect to any adjustments which might be necessary should the Company be unable to continue its operations as a going concern.

The Company has generally financed its exploration and operating costs through public offerings and private placements. The Company is obligated to incur certain levels of expenditures in order to maintain its rights to continue exploration of certain mineral leases and permits.

2.     Significant accounting policies

The consolidated financial statements are expressed in Canadian dollars and are prepared in accordance with accounting principles generally accepted in Canada. These financial statements include the accounts of the Company and its wholly owned subsidiaries, Dawson Bay Minerals Inc., Swift River Minerals Ltd., and Rockyview Development Limited and its subsidiaries. Swift River Minerals Ltd. was voluntarily dissolved June 30, 2000. Rockyview Developments Limited and its subsidiaries have been inactive for the past two years.

(a)     Mineral Exploration Costs

The mineral leases and permits are recorded at cost. Cost includes cash consideration and the market value of shares issued, if any. All direct and indirect acquisition and exploration expenditures are capitalized and deferred until the leases and permits to which they relate are placed on production, sold, allowed to lapse, or abandoned. These costs will be amortized over the estimated useful lives of the leases and permits following the commencement of production, or written off if the leases and permits are sold, allowed to lapse, or abandoned. The Company assesses the carrying value of these mineral exploration costs annually and based on estimates, adjusts the carrying amount for any impairments in value or surrender of permits or leases.

Leases and permits acquired under option or joint venture agreements, whereby payments are made at the sole discretion of the Company, are recorded in the accounts at the time of payment.

Birch Mountain Resources Ltd.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2000, 1999 and 1998

2.     Significant accounting policies (continued)

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

(c)     Future Income Taxes

The Company has adopted the liability method of accounting for income taxes. Under this method, future income tax liabilities and future income tax assets are recorded based on temporary differences – the difference between the carrying amount of an asset or liability in the consolidated balance sheet and its tax basis – at the rate enacted at the date of the balance sheet. At the end of each year, future tax assets and future tax liabilities are reassessed, and any changes in the settlement value is reflected in income.

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

(g)     Research Costs

The Company is actively engaged in researching new mineral technology applications. Costs associated with such projects are expensed in the period they are incurred.

(h)     Use of Estimates

The preparation of financial statements in conformity with Canadian generally acceptable accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant areas requiring the use of management estimates relate to the determination of impairment of mineral exploration costs and reclamation obligations. Financial results as determined by actual events could differ from those estimates.

3.     Acquisitions

During 1999, the Company acquired all of the outstanding shares of 846785 Alberta Ltd., which held a royalty interest and mineral leases. The cost of the acquisition, which was accounted for using the purchase method, consisted of 25,000 common shares of the Company. The purchase price of $28,500 has been allocated to mineral exploration costs.

846785 Alberta Ltd. was dissolved during the year ended December 31, 1999.

4.     Cash

                                                   December 31,     December 31,
                                                           2000             1999
--------------------------------------------------------------------------------
Cash, available for use                              $2,823,715          890,558
Cash, subject to restriction                             38,000           53,000
--------------------------------------------------------------------------------
                                                     $2,861,715          943,558
--------------------------------------------------------------------------------

Cash subject to restriction represents amounts on deposit as security for letters of credit to the governments of Alberta and Manitoba.

5.     Investment

                                                   December 31,     December 31,
                                                           2000             1999
--------------------------------------------------------------------------------
Tahera Corporation                                      $15,930           15,930
--------------------------------------------------------------------------------

The cost of the Company’s investment in 177,000 shares (1999 – 177,000 shares) of Tahera Corporation, formerly, Lytton Minerals Limited, has been written down to reflect its market value at December 31, 1999. During 1999, the Company disposed of 40,000 shares for net proceeds of $8,890. The market value of the investment at December 31, 2000, was $21,240.

6.     Capital assets

                                     2000                           1999
--------------------------------------------------------------------------------
                                         Net Book                       Net Book
                                Cost       Value               Cost       Value
--------------------------------------------------------------------------------
Equipment                     $229,605    115,055            182,672      91,292
Computer                       212,567     55,073            179,914      44,549
Automotive                      38,417     29,317             34,090       8,185
Leasehold improvements           2,501      1,142              1,583         648
--------------------------------------------------------------------------------
                              $483,090    200,587            398,259     144,674
--------------------------------------------------------------------------------

7.     Mineral exploration costs

                    Balance        Additions          Write Down        Balance
                    Dec. 31,         During             During          Dec. 31,
                      1999          the Year           the Year           2000

Alberta            $7,715,104      2,233,588           1,731,679       8,217,013
Yukon                       1              -                   1               -
Manitoba              113,401         68,725              60,708         121,418
--------------------------------------------------------------------------------
                   $7,828,506      2,302,313           1,792,388       8,338,431
--------------------------------------------------------------------------------

Birch Mountain Resources Ltd.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2000, 1999 and 1998

7.   Mineral exploration costs (continued)

                    Balance         Additions         Write Down        Balance
                    Dec. 31,         During             During          Dec. 31,
                      1998          the Year           the Year           1999

Alberta            $7,104,740        613,983             3,619         7,715,104
Yukon                       1          2,028             2,028                 1
Manitoba               91,207         22,194                 -           113,401
Indonesia                   -         20,189            20,189                 -
--------------------------------------------------------------------------------
                   $7,195,948        658,394             25,836        7,828,506
--------------------------------------------------------------------------------

Included in mineral exploration costs are costs having a book value of approximately $2,449,500 (1999 - $2,449,500) which have no cost base for tax purposes.

(a)     Alberta

The Company holds a significant number of mineral rights interests in the Athabasca region of northern Alberta.

The Company is party to Co-Development Agreements with Syncrude Canada Ltd., Suncor Energy Inc. and Albian Sands Energy Inc. The agreements provide for a co-operative development of the lands and data sharing by bringing together the holder of the oil sands rights and the holder of the metallic and industrial mineral rights.

During 2000, the Company acquired certain mineral rights from Tintina Mines Limited and NSR Resources Inc. for consideration consisting of 600,000 common shares. The Company continues to strengthen its land tenure by converting key mineral permits to mineral leases. The Company converted 45,388 hectares (112,156 acres) of mineral permits to mineral leases bringing the total land held under lease in the Athabasca Valley to 48,745 hectares (120,550 acres).

Certain lands in the Marguerite River area are subject to nomination for preservation under the Special Places 2000 initiative of the Alberta Government. The Government has made commitments to honour current holdings; however, there is some risk certain lands will not be available for development. At the current time, none of the Company’s core holdings are subject to Special Places 2000 nomination.

The Company allowed 19 mineral permits covering 175,104 hectares (432,690 acres) in the Caribou Mountains to lapse at the end of November 2000.

The Company has filed an assessment report with the authorities which management believes will satisfy the Company’s exploration commitment to date. Management believes spending requirements have been sufficient to hold the Company’s Alberta mineral interests until February 2002.

Based on the amount of land held under mineral permits at December 31, 2000, the Company would be required to spend approximately $10.8 million in 2002 to hold the permits until 2004. However, as the Company continues its exploration it is anticipated that it will reduce its holdings to areas considered most prospective.

Based on the amount of land held under lease at December 31, 2000, annual lease payments of approximately $175,000 will be required.

(b)     Yukon

The Company did not exercise its option in 1998 to purchase a 100% interest in the Swift River permits in the Yukon and accordingly has written off the costs related to this project.

(c)     Manitoba

The Company’s exploration activity in Manitoba is in the Dawson Bay area. During 1999, the Company entered into an agreement with the Government of Manitoba whereby 25% of expenditures on Birch Mountain’s leases, amounting to approximately $28,000, was reimbursed. The Company anticipates it will be reducing its mineral interests in Manitoba during 2001.

7.     Mineral exploration costs (continued)

(d)     Indonesia

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

These financial statements include $194,000 (1999 - $194,000) of accounts payable relating to the estimated cost of discontinuing the Indonesian operations.

8.     Share capital

The Company is incorporated under the jurisdiction of the Business Corporations Act of Alberta.

(a)  Authorized capital

     Unlimited number of common voting shares
     Unlimited number of preferred shares issuable in series
     Unlimited number of non-voting shares

(b)  Common Shares Number Amount
--------------------------------------------------------------------------------
     Balance December 31, 1998                  24,487,073          $ 17,073,832
     Issued for cash
       Common shares                             1,901,305             1,041,001
       Flow-through common shares net
       of tax benefits renounced of $223,009     1,490,000               344,990
       Stock options exercised                     257,400               129,006
       Warrants exercised                           26,389                26,389
     Issued in lieu of salary                       65,217                15,000
     Issued for mineral rights                      62,500                43,500
--------------------------------------------------------------------------------
                                                28,289,884            18,673,718
Share issuance costs net of tax
     benefit of $15,436                                  -               (19,157)
--------------------------------------------------------------------------------
     Balance December 31, 1999                  28,289,884            18,654,561
     Issued for cash
       Common shares                             1,205,256             1,386,047
       Flow-through common shares net
      of tax benefits renounced of $264,964      1,160,000             1,069,036
       Stock options exercised                     625,600               335,904
       Warrants exercised                        1,322,226             1,330,976
     Issued for services                           350,000               490,000
     Issued for mineral permits                    600,000             1,400,000
--------------------------------------------------------------------------------
                                                33,552,966            24,666,524
Share issuance costs net of tax
    benefit of $26,342                                   -               (32,694)
--------------------------------------------------------------------------------
Balance December 31, 2000                        33,552,966          $ 24,633,830
--------------------------------------------------------------------------------

During 2000 the Company completed private placements of 2,365,256 units at $1.15 of which 1,160,000 were flow-through units. Each unit consisted of one common share and one-half common share warrant. A commission of 19,565 units was paid in relation to this issue.

At December 31, 2000, the Company had incurred and renounced approximately $450,000 of its commitment of $1,334,000. An additional amount of $78,000 incurred during the first 60 days of 2001 has been renounced effective December 31, 2000.

The Company entered into an agreement with American Precious Metals (APM) whereby APM will provide introductions to parties who could aid in advancing the determination of precious metals. The Company issued 350,000 shares at $1.40 during the year and will be obligated to issue and additional 150,000 shares upon the determination that APM had delivered to Birch a successful assay method, as confirmed by independent tests done in a third-party laboratory. The costs of this service have been included in consulting.

During 1999, the Company completed private placements of:

•	2,900,000 units at $0.36 of which 1,450,000 were flow-through units. Each unit consisted of one common share and one-half common share warrant; and
•	491,305 units at $1.15 of which 40,000 were flow-through units. Each unit consisted of one common share and one-half common share warrant.

At December 31, 1999, the Company had incurred and renounced approximately $378,000 of its commitment of $568,000. During 2000, the Company incurred sufficient expenditures to fulfil its remaining obligation for this issue.

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

(d)     Reserved for Issue

Options

The Company has a stock option plan under which the board of directors can grant options to purchase common shares to senior employees, consultants and directors, limited to maximum of 10% of the issued and outstanding shares and a term not exceeding five years.

The Company has granted options on common shares as follows:

                                                                             Weighted
                                        Number of            Price            Average           Expiry
                                         Options           Range ($)         Price ($)           Date
----------------------------------------------------------------------------------------------------------
December 31, 1998 outstanding           2,198,000        .22  - 1.36           .54            2000-2004
  Granted                                 880,000       1.25  - 1.36          1.36              2004
  Exercised                              (257,400)       .22  -  .70           .50            2000-2003
  Cancelled                               (25,000)               .70           .70              2002
----------------------------------------------------------------------------------------------------------
December 31, 1999 outstanding           2,795,600        .22  - 1.36           .80            2000-2004
  Exercised                              (625,600)       .22  - 1.36           .54            2000-2004
  Cancelled                              (250,000)              1.06          1.06              2000
----------------------------------------------------------------------------------------------------------
December 31, 2000 outstanding           1,920,000        .22  - 1.36           .85            2001-2004
----------------------------------------------------------------------------------------------------------

Warrants

In relation to private placements, the Company has the following warrants outstanding:

                                                                    Weighted
                              Number of             Price            Average           Expiry
                               Warrants           Range ($)         Price ($)           Date
------------------------------------------------------------------------------------------------
December 31, 1998               586,430                 1.00           1.00             1999
  Issued                      1,695,653         1.00  - 1.50           1.07             2000
  Exercised                     (26,389)                1.00           1.00             2000
  Expired                      (586,430)                1.00           1.00             1999
------------------------------------------------------------------------------------------------
December 31, 1999             1,669,264         1.00  - 1.50           1.07             2000
  Issued                      1,182,628                 1.50           1.50             2001
  Exercised                  (1,322,226)        1.00  - 1.50           1.01             2000
  Expired                      (118,885)                1.00           1.00             2000
------------------------------------------------------------------------------------------------
December 31, 2000             1,410,781                 1.50           1.50             2001
------------------------------------------------------------------------------------------------

Subsequent to December 31, 2000, the warrants outstanding at end of the year, were extended for a period of six months and now expire on dates ranging from August 10 to October 31, 2001.

(e)     Escrowed shares

Under the requirements of the Alberta Securities Commission and the Canadian Venture Exchange, 12,483,040 common shares issued in connection with the Company’s initial listing as a Junior Capital Pool Corporation, its major transaction and its initial public offering, were held in escrow. As at December 31, 1998, all of these shares have been released from escrow.

Under the terms of a voluntary pooling agreement, an additional 8,528,366 common shares were also placed in escrow and are to be released equally over five years. The 1,705,678 common shares remaining in escrow will be released during 2001.

9.     Loss per common share

The net loss per common share was calculated using the weighted average number of common shares outstanding of 32,278,000 shares (1999 – 26,681,000 shares; 1998 – 22,934,000 shares). The effect of the stock options and warrants on the loss per share is anti-dilutive.

10.     Continuing obligations

The Company rents premises and equipment under operating leases requiring annual payments over the next five years as follows:

2001	$274,433
2002	269,933
2003	269,933
2004	43,780
2005	16,038

11.     Related-party transactions
The Company had the following transactions with related parties:

  Included in mineral exploration costs are amounts paid for aircraft usage and airborne surveying services of $Nil (1999 - $78,000; 1998 - $33,000) to a company controlled by a director; and
  Included in salaries, management fees, and benefits are management fees aggregating $Nil (1999 - $2,400; 1998 - $8,817) which were paid to companies employing the services of a director; and
  Included in shareholder services and promotion are amounts of $4,206 (1999 - $NIL; 1998 - $NIL) paid to a company controlled by the spouse of a director.

12.     Income taxes

Future income tax assets consist of the following temporary differences:

                                                                           2000            1999            1998
-------------------------------------------------------------------------------------------------------------------
Mineral exploration costs                                           $ 2,004,052         744,855         717,165
Capital assets                                                          141,985         117,689          99,628
Scientific Research and Experimental                                     94,471          94,471          94,471
Development Expenditures  Unclaimed
Loss carry forwards                                                   1,339,701         662,389         579,661
Share issuance costs                                                     32,780          79,473         141,134
Valuation allowance                                                 $(3,612,989)     (1,698,877)     (1,632,059)
--------------------------------------------------------------------------------------------------------------------
Future tax assets (net of valuation allowance)                                -               -               -
--------------------------------------------------------------------------------------------------------------------

December 31, 2000, the Company has the following deductions available which have been reflected in the financial statements:

  Canadian mining exploration costs and undepreciated capital cost allowance of $12.0 million (1999 - $9.3 million; 1998 - $9.0 million) which may be carried forward indefinitely; and
  Scientific Research and Experimental Development costs of $211,000 which were incurred in 1995 may be carried forward indefinitely.

In addition to the above, the Company has the following deductions available which have not been reflected in the financial statements:

  Capital losses of $680,000 which may be carried forward indefinitely; and
  Investment tax credits of $38,000 available for carry forward to 2005.

The income tax recovery differs from the amount that would be expected by applying the current tax rates for the following reasons:

                                                                       2000            1999          1998
------------------------------------------------------------------------------------------------------------
Loss before taxes                                                $3,769,250         802,497      3,217,096
------------------------------------------------------------------------------------------------------------
Expected tax recovery at 44.62%                                   1,681,839         358,074      1,435,468
Tax effect of expenses not deductible for tax purposes
  Meals and other                                                    (9,549)         (7,241)        (3,361)
  Non-deductible portion of capital gain                               (143)           (233)       (11,713)
  Non-deductible portion of investment write down                         -          (1,580)       (15,976)
Resource allowance                                                 (184,491)        (62,045)       (58,181)
Share issuance costs                                                 73,035          77,096         74,896
Losses of foreign subsidiaries                                            -          (9,008)      (321,965)
Valuation allowance                                              (1,322,069)       (128,263)      (772,441)
-------------------------------------------------------------------------------------------------------------
Future income tax recovery                                       $  238,622         226,800        326,727
------------------------------------------------------------------------------------------------------------

13.     Segmented information

The Company’s principal business segment is the acquisition and exploration of mineral leases and permits and development of mineral technologies. All of the Company’s leases and permits are in the exploration stage. The Company’s activities are focused in Western Canada, as detailed in Note 7.

14.     Financial instruments

The Company’s financial instruments include cash, accounts receivable, investment and accounts payable. There are no material differences between their fair values and carrying values at the balance sheet date.

15.     Material differences between Canadian and United States generally accepted accounting principles

The consolidated financial statements of the Company have been prepared in accordance with generally accepted accounting principals (GAAP) in Canada. Significant differences between GAAP in Canada and the United States that would have an effect on these consolidated financial statements are as follows:

(a)	The balance of any unspent funds raised under a flow-through arrangement is considered restricted cash under U.S. GAAP and would require separate disclosure on the face of the balance sheet. In addition, such restricted amounts would not be considered cash and cash equivalents for cash flow reporting purposes. The amount of such restricted cash applicable to future flow-through expenditures included in the balance sheet was $806,000 at December 31, 2000 (1999 - $346,000).
(b)	Mineral exploration costs are accounted for in accordance with Canadian GAAP as discussed in Note 2. For U.S. GAAP purposes, the Company expenses exploration costs relating to unproven mineral leases and permits as incurred as well as acquisition costs for leases and permits that do not provide for unrestricted exploration. Any writedown of capitalized exploration costs would be considered an operating expense and included in the determination of operating loss for the period in which the writedown occurred. For U.S. GAAP cash flow statement purposes, mineral exploration costs would be shown under operating activities rather than under investing activities.
(c)	Future income taxes related to flow-through shares for renunciation of qualified resource expenditures, are treated as a cost of issuing those securities for Canadian GAAP. For U.S. GAAP, these costs are included in the future tax provision.
(d)	Shares held in escrow which are performance based, have been excluded from the loss per share calculation for U.S. GAAP purposes.

If these consolidated financial statements were prepared in accordance with US GAAP, the impact on the balance sheets would be as follows:

                                                            March 31,     December 31,     December 31,
                                                                 2001             2000             1999
                                                           (unaudited)
-------------------------------------------------------------------------------------------------------------
Mineral exploration costs under Canadian GAAP                       -        8,338,431        7,828,506
Exploration expenditures                                            -        8,338,431        7,828,506
-------------------------------------------------------------------------------------------------------------
Mineral exploration costs under U.S. GAAP                           -                -                -
-------------------------------------------------------------------------------------------------------------
Deficit under Canadian GAAP                             $  22,419,247       13,528,173        9,997,545
Exploration expenditures                                            -        8,338,431        7,828,506
Future income taxes                                           922,064          870,064          631,442
-------------------------------------------------------------------------------------------------------------
Deficit under U.S. GAAP                                 $  23,341,311       22,736,668       18,457,493
-------------------------------------------------------------------------------------------------------------

In addition, the impact on the consolidated statements of loss would be as follows:

                                                 (three months ended)
                                                       March 31,         December 31,    December 31,     December 31,
                                                   2001         2000             2000            1999             1998
                                                      (Unaudited)
------------------------------------------------------------------------------------------------------------------------
Net loss for the year under Canadian GAAP    $  552,643       294,414       3,530,628         575,697        2,890,369
Exploration expenditures                              -     1,970,713         509,885         632,558       (1,359,382)
Future income taxes                              52,000             -         238,662         207,573          123,171
------------------------------------------------------------------------------------------------------------------------
Net loss for the year under U.S. GAAP           604,643     2,265,127       4,279,175       1,415,828        1,654,158
------------------------------------------------------------------------------------------------------------------------
Loss per share under U.S. GAAP               $     0.02          0.07            0.13            0.05             0.08
------------------------------------------------------------------------------------------------------------------------

For U.S. GAAP purposes, the Company has adopted APB Opinion No.25, Accounting for Stock Issued and Employees (APB 25), to account for stock based compensation to employees and directors using the intrinsic value based method whereby compensation cost is recorded for the excess, if any, of the quoted market price, at the date granted. As at December 31, 2000, no compensation cost has been required to be recorded for any period under this method as the option price has been equal to the market price on the date of the grant.

The Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation (SFAS 123), issued in October 1995, requires the use of the fair value based method of accounting for stock options. Under this method, compensation cost is measured at the date of grant based on the fair value of options granted and is recognized over the vesting period. These costs were calculated in accordance with the Black-Scholes option pricing model, assuming no dividends are to be paid, vesting occurring on the expiration of the grant, volatility of 37% and 20% for 1999 to 1998 respectively, and an annual risk free rate of 5%. There were no options issued during 2000.

Had the Company adopted SFAS 123 for its U.S. GAAP disclosure, the following net losses would have been reported

                                                      March 31,           December 31,     December 31,     December 31,
                                                2001            2000              2000             1999             1998
                                                    (Unaudited)
-------------------------------------------------------------------------------------------------------------------------
Net loss under U.S. GAAP                   $ 604,643        2,265,127        4,279,175        1,415,828        1,654,158
Pro-forma stock compensation,
  after net tax affect                       132,128           48,271          193,087          496,591           84,506
-------------------------------------------------------------------------------------------------------------------------
Pro-forma net loss under U.S. GAAP         $ 736,771        2,313,398        4,472,262        1,912,419        1,738,664
-------------------------------------------------------------------------------------------------------------------------
Pro-forma loss per share under U.S. GAAP   $    0.02             0.07             0.14             0.07             0.08
-------------------------------------------------------------------------------------------------------------------------

Adoption of accounting policy

During the quarter ended March 31, 2001, the Company adopted the requirements of Accounting Guideline 11, Enterprises in the Development State (“AcG-11”) issued by the Canadian Institute of Chartered Accountants. Under AcG-11, all deferred resource property expenditures are reviewed, on a property-by-property basis, to assess their recoverability and when the carrying value of a property exceeds its net recoverable amount that may be estimated by quantifiable evidence of an economic geological resource or reserve, joint venture expenditure commitments or the Company’s assessment of its ability to sell the property for an amount exceeding the deferred costs, provision is made for the impairment in value. Previously, the Company capitalized all exploration costs incurred on its mineral properties if exploration was continuing in the property, on the basis that it was too early to tell whether the deferred costs would not be recovered from a geological resource or reserve or otherwise. The Company has accounted for this change in accounting policy on a retroactive basis as a cumulative adjustment to increase the opening deficit and reduce the carrying value of mineral exploration costs at January 1, 2001 by $8,338,431. Prior periods have not been restated.

Pursuant to the Adoption for this guideline the Company’s accounting policy with respect to mineral properties and deferred exploration costs commencing January 1, 2001 was to expense them and only defer the costs when it is probable that they will be recoverable from the future operations of the related project.

Share capital

Subsequent to March 31, 2001, 94,516 shares were issued and the share subscription deposit of $73,357 was moved to share capital.

The change in share capital during this first quarter is the result of the estimated tax benefits that will be renounced under flow-through share agreements.

During the three months ended March 31, 2001, the Company granted 408,750 stock options at an exercise price of $0.60. During this same period, 50,000 options were cancelled.

Related party transaction

Included in shareholder services and promotion are amounts of $2,207 paid to a company controlled by the spouse of a director.