Form 20-F
period 2001-12-31
BIRCH MOUNTAIN RESOURCES LTD
filed 2002-06-28
CIK 1006224

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

[   ]     REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g)
OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[x]      ANNUAL REPORT PURSUANT TO SECTION 13 OR 15 (d)
OF THE SECURITIES EXCHANGE ACT OF 1934

   For the fiscal year ended December 31, 2001

OR

[  ]     TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to

Commission file number _______________

BIRCH MOUNTAIN RESOURCES LTD.
(Exact name or Registrant as specified in its charter)

Not Applicable
(Translation of Registrant's name into English)

Alberta, Canada
(Jurisdiction of incorporate or organization)

Suite 3100, 205 - 5th Avenue S.W.
Calgary, Alberta, Canada
T2P 2V7
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

None

Securities registered or to be registered pursuant to Section 12(g) of the Act:

Common shares, without par value
 (Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

Indicate the number of outstanding shares of each of the issuer's classes of capital stock as of the close of the period covered by the annual report.

33,647,122 Common Shares

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such report), and (2) has been subject to such filing requirements for the past 90 days.

Not Applicable

Indicated by check mark which financial statement item the registrant has elected to follow.

Item 17 x                Item 18 [  ]

TABLE OF CONTENTS

GLOSSARY & ABBREVIATIONS
SPECIAL NOTE REGARDING FORWARD LOOKING STATEMENTS
REPORTING CURRENCY AND FINANCIAL INFORMATION
ITEM 1	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

ITEM 2	OFFER STATISTICS AND EXPECTED TIMETABLE
ITEM 3	KEY INFORMATION
ITEM 4	INFORMATION ON BIRCH
ITEM 5	OPERATING AND FINANCIAL REVIEW AND PROSPECTS
ITEM 6	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
ITEM 7	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
ITEM 8	FINANCIAL INFORMATION
ITEM 9	THE OFFER AND LISTING
ITEM 10	ADDITIONAL INFORMATION
ITEM 11	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
ITEM 12	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES
ITEM 13	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES
ITEM 14	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITYHOLDERS AND USE OF PROCEEDS
ITEM 17	FINANCIAL STATEMENTS
ITEM 18	FINANCIAL STATEMENTS
ITEM 19	EXHIBITS

GLOSSARY & ABBREVIATIONS

Certain terms and their usage used throughout this annual report are defined below.

ABCA	Means the Business Corporation Act (Alberta).
Alteration	A change in the mineralogical make-up in the rock brought about by physical or chemical means; for example, by reactions with brines.
Anomalous	A value that is unusual compared to other values in the same data set.
Assay or fire assay	A high-temperature process involving the melting of a rock to determine its metal content.
Basement	The part of the Earth's crust that occurs beneath a cover of sedimentary rocks.
Basin or Sedimentary Basin	A large depressed area in the Earth's crust in which sedimentary rocks have accumulated.
Bench Scale	A term used to describe a small-scale experiment, procedure, or test that can be conducted in a laboratory setting, generally with standard laboratory equipment.
Bioclastic	A sedimentary rock composed of fragments of biological components such as shells.
Brine	Water with a high content of dissolved salts.
Cambrian	The geological time period between about 570 and 500 million years ago.
Canadian Shield	Area of surface exposure of Precambrian rocks in Quebec, Ontario, Manitoba, Saskatchewan, northeastern Alberta, Northwest and Nunavut Territories.
Carbonate	A sedimentary rock composed of minerals containing carbon and oxygen in the form of carbonate (CO3); for example, limestone.
Clastic	A sedimentary rock composed of fragments of pre-existing rocks; includes sandstones, siltstones and shales.
Cretaceous	The geological time period between about 135 and 65 million years ago.
Devonian	The geological time period between about 410 and 360 million years ago.
Electric Log or E-Log	A graphic or digital record of the measured properties of rocks in a drill hole, recorded as a function of depth.
Evaporite	A sedimentary rock containing minerals formed from the evaporation of marine and non-marine waters.
Extraction	A chemical or physical process by which a metal or mineral is separated and removed from a host rock.
Fault	A discrete surface separating two rock masses which have moved past one another.
Formation or Geological Formation	A body of rock having easily recognizable boundaries and properties that allow it to be identified in the field without resorting to microscopic or chemical analyses.
Grade	The relative quantity of ore-mineral content in a mineralized body, e.g. grams of gold per tonne of rock or percent of copper.
Hectare	A metric measurement of area equivalent to 10,000 square meters or 2.4711 acres.
Igneous	A rock that has cooled and solidified from a melt.
Kilometre	A metric measure of length: one kilometre is equivalent to 1000 metres or 0.6214 miles.
Limestone	A rock predominantly composed of the mineral calcite (calcium carbonate (CaCO3)).
Lineament	A linear topographic or geophysical feature.
Magmatic	A process involving molten rock.
Mesosoic Era	The major geological time period between about 65 and 240 million years ago.
Microparticulate	Composed of or comprising particles on the order of 0.1 to 100 micrometres in size.
Mineral Deposit	A body of rock enriched in naturally occurring minerals of potential commercial value.
Mineral	A naturally occurring homogeneous substance having fixed physical properties and chemical composition and a defined crystal form.
Mineralization	The process of formation of minerals in a specific area or geological formation.
Mineral Properties or Mineral Property	The right to explore and/or mine granted by a government pursuant to one or more of a claim, contract of work, special exploration permit, mineral lease or mineral permit.
Nanoparticulate	Composed of or comprising particles on the order of 0.1 to 100 nanometres in size.
Oil Sand Deposit	A porous body of sandstone containing liquid hydrocarbons or bitumen.
Ordovician	The geological time period between about 500 and 435 million years ago.
Paleozoic Era	The major geological time period between about 240 and 570 million years ago.
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
Tier 1 Company or Tier 2 Company

The TSX Venture Exchange currently classifies issuers into two different tiers based on standards including historical financial performance, stage of development and financial resources of the issuer.

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

CONVERSION FACTORS:	1 Troy ounce	=	31.1034 Grams
	1 Tonne	=	1.1023 Short tons (1,000 kilograms)
	1 Tonne	=	2,204.6 Pounds
	1 Ton	=	2,000 Pounds
	1 Troy ounce per ton	=	34.3 grams per tonne
	1 Hectare	=	2.4711 Acres
	1 Kilometre	=	0.6214 Miles
	1 Metre	=	3.28084 Feet
	1 micrometre	=	0.000001 metre
	1 nanometre	=	0.000000001 metre
	1 inch	=	25,400 micrometers
	1 inch	=	25,400,000 nanometers

SYMBOLS:	Au	=	Gold
	g/t	=	Gram per tonne
	oz/ton	=	Troy ounce per ton
	PGM	=	Platinum group metals

SPECIAL NOTE REGARDING FORWARD LOOKING STATEMENTS

The information presented in or incorporated by reference in this annual report includes both historical information and "forward-looking statements" (within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) relating to the future results of Birch Mountain Resources Ltd. (including projections and business trends), which involve risks and uncertainties. Except where the context indicates otherwise, "Company" or "Birch" means Birch Mountain Resources Ltd., its predecessors and subsidiaries.

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

REPORTING CURRENCY AND FINANCIAL INFORMATION

Currency and Exchange Rates

Financial information in this annual report is expressed in Canadian dollars, unless otherwise noted. References to "Cdn$" or "$" are to Canadian dollars. The following tables sets forth, for the period indicated, the high and low exchange rates, the average of the month-end exchange rates and the period-end exchange rate of the Canadian dollar in exchange for United States dollars, based upon the inverse of exchange rates reported by the Federal Reserve Bank of New York at the noon buying rates in New York City for cable transfers payable in Canadian dollars as certified for customs purposes. On June 4, 2002 the noon buying rate was Cdn$1.00 = U.S.$0.6549.

	Three Months Ended March 31,	Twelve Months Ended December 31,
	2002	2001	2000	1999	1998	1997
Rate at End of Period	$0.6271	$0.6672	$0.6672	$0.6888	$0.6522	$0.6991
Average Rate During period.	0.6274	0.6461	0.6733	0.6737	0.6741	0.7223
High Rate During	0.6355	0.6714	0.6400	0.6922	0.7060	0.7424
Low Rate During	0.6175	0.6227	0.6988	0.6466	0.6327	0.6991

Note:

(1) Average Rate During Period means the average rate of exchange based upon the closing rate of exchange on the last day of each month during the year or period indicated.

The following table sets forth the high and low exchange rates for the Canadian dollar in exchange for United States dollars, for each month during the previous six months, based upon the inverse of exchange rates reported by the Federal Reserve Bank of New York at the noon buying rates in New York city for cable transfers payable in Canadian dollars as certified for customs purposes.

	May	April	March	February	January	December
Rate at End of Period	$0.6468	$0.6485	$0.6342	$0.6536	$0.6649	$0.6672
Average Rate During Period	0.6488	0.6413	0.6419	0.6571	0.6651	0.6566
High Rate	0.6428	0.6428	0.6333	0.6480	0.6592	0.6436
Low Rate	0.6550	0.6550	0.6554	0.6714	0.6713	0.6693

ITEM 1 IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

A.    Directors and Senior Management

This item is not applicable.

B.    Advisors

This item is not applicable.

C.    Auditors

The auditors of Birch for the preceding three years are Barr Shelley Stuart, Chartered Accountants and Meyers Norris Penny, Chartered Accountants, Suite 600, 808 - 4th Avenue S.W., Calgary, Alberta, T2P 3E8. On June 1, 2000, Barr Shelley Stuart merged with and continued under the name of Meyers Norris Penny.

ITEM 2 OFFER STATISTICS AND EXPECTED TIMETABLE

This item is not applicable.

ITEM 3 KEY INFORMATION

A.    Selected Financial Information

The following selected consolidated financial data for the years ended December 31, 2001, 2000, 1999, 1998, and 1997 are derived from the audited consolidated financial statements for the periods indicated and should be read in conjunction therewith. References to the three-month periods ended March 31, 2001 and 2000 are derived from Birch unaudited quarterly reports to shareholders and should be read in conjunction therewith. All monetary references contained in this Item 3 are in Canadian dollars.

SELECTED FINANCIAL INFORMATION TABLE

	Three Months Ended March 31		Twelve Months Ended December 31,
	2001	2000	2001	2000	1999	1998	1997
Canadian GAAP (1)	(in thousands of Canadian dollars, except loss per share in dollars and share outstanding in thousands)
Revenues	0	21	88	195	71	38	131
Expenses	584	626	2627	3,964	873	3,255	4,670
(Loss) before income taxes	(584)	(605)	(2,539)	(3,769)	(802)	(3,217)	(4,539)
Net (loss) for the year	(568)	(553)	(2,179)	(3,531)	(576)	(2,890)	(4,539)
(Loss) per share(2)	(0.02)	(0.02)	(0.06)	(0.11)	(0.02)	(0.13)	(0.21)
Total Assets	475	2,518	610	11,491	8,982	8,188	10,155
Liabilities	682	355	309	385	325	536	516
Shareholders' Equity	(207)	2,163	301	11,106	8,657	7,652	9,639
Total Common Shares outstanding(3)	33,647	33,553	33,647	33,553	28,290	24,487	22,168

	Three Months Ended March 31		Twelve Months Ended December 31,
	2001	2000	2001	2000	1999	1998	1997
U.S. GAAP (4)	(in thousands of Canadian dollars, except loss per share in dollars and share outstanding in thousands)
Revenues	0	21	88	195	71	38	131
Expenses	584	626	2,627	4,474	1,486	1,692	5,607
(Loss) before income taxes	(584)	(605)	(2,539)	(4,279)	(1,415)	(1,654)	(5,476)
Net (loss) for the year	(584)	(605)	(2,539)	(4,279)	(1,415)	(1,654)	(5,476)
(Loss) per share(2)	(0.02)	(0.02)	(0.08)	(0.13)	(0.05)	(0.08)	(0.35)
Total Assets	475	2,518	610	3,153	1,153	992	1,599
Liabilities	682	355	309	385	325	536	516
Shareholders' Equity	(207)	2,163	301	2,768	828	456	1,083
Total Common Shares outstanding(3)	33,647	33,553	33,647	33,553	26,681	20,833	15,693

Notes:

(1)    Refers to Canadian Generally Accepted Accounting Principles.

(2)    The net loss per common share was calculated using the weighted average number of common shares outstanding during the period indicated.

(3)    End of period. Excludes stock options and any other outstanding convertible securities.

(4)    Refers to U.S. Generally Accepted Accounting Principles.

Neither Birch nor its predecessors have declared or paid dividends on its common shares during the last five fiscal periods. Any future decision to declare dividends on Birch common shares will be made by the Board of Directors depending upon the financial requirements of Birch to finance growth, the financial condition of Birch and other factors that the Board of Directors of Birch may consider appropriate in the circumstances. Birch anticipates that future earnings will be retained for the development of its business and does not anticipate the payment of dividends to shareholders for the foreseeable future.

B.    Capitalization and Indebtedness

This item is not applicable.

C.    Reasons for the Offer and Use of Proceeds

This item is not applicable.

D.    Risk Factors

Legal, Regulatory and Stock Exchange Listing Risks

In all areas where Birch conducts exploration activities, there are statutory provisions regulating exploration and development of mineral resources. Birch may be constrained or forbidden to develop a mine in areas of economic mineral deposits as a result of conflicting regulations governing other natural resource extraction activities. Regulatory agencies may impose operating limitations that may adversely affect Birch's revenues and/or the economic viability of a project.

Based on the past experience of the Company with respect to the TSX Venture Exchange or the TSXV, formerly the Canadian Venture Exchange Inc., management of the Company believes there is a risk that the Company's common shares may be halted or suspended from trading on the TSXV. On the basis of statements contained in the Company's news release of June 15, 2000, trading of the Company's common shares was halted by the TSXV on June 16, 2000. On June 28, 2000, the TSXV suspended trading in the Company's common shares. The news release of June 15, 2000 contained statements that, in the view of the TSXV,"...indicate or infer that the Company has developed a technology that can detect and/or extract gold not quantifiable by conventional means." The TSXV also expressed that it, "...was skeptical of representations that undetectable gold in economically significant quantities exists on the Company's property or that it had or was developing a process to detect and/or extract this gold." Therefore, the TSXV, ".... further advised the Company that, prior to the public disclosure of results from the property or with respect to the successful testing or advancement in this technology, [it] would require independent verification by a qualified professional known to the Exchange."

Following a period of information review and consultation, the Company agreed to (a) issue a clarifying news release, (b) allow the TSXV to conduct an independent technical audit, and (c) provide an undertaking to the TSXV by insiders of the Company not to trade in the Company's securities until the independent audit was complete. On this basis, the TSXV agreed to allow trading in Birch's shares to resume. The clarifying news release was issued on September 27, 2000, and the TSXV reinstated trading of the Company's common shares on September 29, 2000. The clarifying news release reviewed the history of Birch's exploration in Athabasca, emphasizing that its mineral properties were at the exploration stage and that they contained no identified commercially viable mineral deposit or mineral reserve.

Associated Mining Consultants Ltd. or AMCL of Calgary conducted the independent technical audit. Its final report was issued to the TSXV and the Company on February 8, 2001. The Company issued a news release on February 16, 2001, that contained AMCL's conclusions and the statement that Birch considered the audit process to have been flawed and disagreed with most of the report's conclusions. The TSXV again suspended trading of the Company's common shares on March 5, 2001, based on information in the AMCL audit report. The Company detailed its disagreements with the AMCL conclusions and filed these, together with other third-party reports, as part of an appeal of the suspension of trading with the Alberta Securities Commission or the ASC on March 9, 2001.

On April 3, 2001, the ASC issued a directive to hear the Company's appeal, and ordered the TSXV to table the "record" of documents in its possession used in making the determination to suspend trading of the Birch common shares. Despite efforts throughout most of 2001, there was no response from the TSXV until the Company and a group of shareholders filed applications with the ASC for a hearing de Novo on October 30, 2001. In response to this action, legal counsel for the TSXV proposed an appeal to the TSXV's Listed Company Review Panel. On consideration of its options, and preserving the right of appeal to the ASC, Birch filed an appeal with the Listed Company Review Panel. On December 14, 2001, the members of the independent Panel were named, and the first meeting to discuss process took place on December 18, 2001. Birch requested a hearing de Novo, or a hearing in which new evidence could be presented. The TSXV objected, and a preliminary hearing on this application was held January 4, 2002. The Panel granted the Company's application for a hearing de Novo, citing a "reasonable apprehension of bias" on the part of the TSXV. The full text of the decision of the Panel is available, by request, from the Company.

The full hearing was to begin January 28, 2002, but Birch accepted a proposal from the TSXV for a negotiated settlement. After protracted discussions, an extensive news release was issued March 7, 2002, and trading of the Company's common shares resumed on the TSXV on March 11, 2002. The TSXV advised that "no adverse inference should be drawn from the suspension." Readers should not, therefore, consider the information contained in the news release of June 15, 2000, in isolation and are referred to the news releases of July 19, 2000, September 27, 2000, and March 7, 2002 for clarification.

Contractual and Financing Risks

The Company holds large land blocks under metallic and industrial mineral permits and mineral leases issued by the Government of Alberta. The terms and conditions of mineral permits require a prescribed level of exploration expenditures for each two-year period in order to continue to hold the rights to explore the land. Mineral leases require an annual rental payment in order to hold the leases in good standing.

Exploration assessment reports are filed with the government to document the work, results and money spent on exploration conducted by the Company for each two-year period on lands held under mineral permits. Assessment costs are an escalating work requirement ranging from $5.00 to $15.00 per hectare (approximately $2.00 to $6.00 per acre) in two-year increments over the ten-year term of the mineral permits. The Company continues its exploration and anticipates that the extent of its mineral properties will be reduced in the future to areas Birch believes to be the most prospective. Annual rental payments on mineral leases in the Athabasca valley will cost $171,000 in the year 2002, and in each year thereafter, unless the Company elects to convert additional lands to mineral lease or drop existing mineral leases. The ability to hold mineral leases in good standing is not related to the requirement to make exploration expenditures. There is no assurance that the Company will be able to raise additional funds or have sufficient exploration expenditures to be able to hold all the land in good standing beyond the current term.

Technology Development Risk

The Company has developed new mineral technology for which it filed a U.S. patent application in mid-2000. The Company will continue to file additional applications as the technology is further developed, but there is no assurance that Birch will receive patent protection for its new technology or that patents granted to the Company will not be successfully challenged. The Company will continue to develop new mineral technology, but there is no assurance that it will be economically viable or that there will be a market for the new technology.

Intellectual Property Protection

The Company relies on a combination of patent, confidentiality procedures and contractual provisions to protect its proprietary rights to its technology. The Company generally enters into confidentiality agreements with its employees, consultants and advisors and limits access to, and distribution of, its proprietary information. Despite the Company's efforts to safeguard and maintain its proprietary rights both in the U.S. and abroad, there can be no assurance that the Company will be successful in doing so or that the steps taken by the Company in this regard will be adequate to deter misappropriation or independent third-party development of the Company's technology or to prevent an unauthorized third party from copying or otherwise obtaining and using the Company's technology. In addition, policing unauthorized use of the Company's technology is difficult and expensive.

There can be no assurance that third parties will not assert infringement or misappropriation claims against the Company in the future with respect to current or future products or intellectual property. Any claims or litigation, with our without merit, could be time consuming, result in costly litigation and diversion of management's attention. Adverse determinations in such claims or litigation also could have a material adverse effect on the Company's business, operating results and financial condition.

Litigation to defend and enforce the Company's intellectual property rights could result in substantial costs and diversion of resources and could have a material adverse effect on the Company's business, operating results and financial condition, regardless of the final outcome of such litigation.

Exploration Risk

Birch is an exploration stage company. Mineral exploration involves a high degree of risk that even a combination of experience, knowledge and careful evaluation may not be able to overcome. There is no assurance that Birch's mineral properties will prove to be economically viable. Even if Birch discovers potentially economically viable mineral deposits, there is no assurance that profitable marketing and sales arrangements can be implemented or that Birch will be operated as a profitable business. Birch competes with larger companies that have greater assets and financial and human resources than Birch, and which may be able to sustain larger losses than Birch to develop business. Any investment in Birch at this time is highly speculative.

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

There is no conclusive evidence supportive of the occurrence of precious metals in potentially economic concentrations or quantities on Birch's mineral properties. There is no assurance that the Company has a commercially viable mineral deposit on its mineral properties. Much more drilling and testing will be required together with internal and independent technical evaluations of the data before the Company can conclude that there is an economically feasible mineral reserve suitable for development.

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

Environmental

The mining industry is subject to environmental regulation pursuant to extensive legislation enacted by federal and provincial governments in Canada. Birch is able to conduct its exploration within the provisions of the applicable environmental legislation without undo constraint on its ability to carry on efficient operations. Public expectation of the mining industry's environmental performance remains high and this continues to translate into new and generally more rigorous environmental policies, legislation and regulations. The approval of new mines in Canada has, for the past two decades, been the subject of detailed review through a clearly established public hearing process. Vigorous interventions by well-organized environmental groups in the public hearing process have demonstrated their interest in resource development projects, particularly if the development includes a mine. The Canadian Federal Government is completing a review of the Canadian Environmental Assessment Act, with the objective of reforming this statute. The Company expects that more stringent regulations, but also including more clearly defined approval procedures, may be the outcome of this process. Birch has established environmental policies and procedures that it believes should allow it to operate effectively under increasingly stringent environmental laws, but there is no assurance that the Company will be granted all of the necessary permits in the future.

Going Concern Qualification to Financial Statements

The Company's auditors have raised the issue that Birch may not be able to continue as a going concern as a result of a lack of profits. The Company has used substantial amounts of working capital in its operations and has sustained significant operating losses. During the fiscal year ended December 31, 2001, the Company raised $72,500 from a private placement. Birch announced a private placement financing April 22, 2002, to raise $525,000 as a first step in a multi-staged financing later increased to $750,750. The Company announced on June 10, 2002 an initial closing of this private placement by issuing 881,652 units for gross proceeds of $308,580. Birch announced that it plans to issue up to 2,145,000 units in the current financing priced at $0.35 per unit, each unit consisting of one common share and one common share purchase warrant, with each warrant entitling the holder to purchase an additional common share at $1.00 for a period of fourteen months from closing. While this capital may allow the Company to operate in the short term, the Company may not be able to continue as a going concern thereafter if it does not generate profits or secure additional financing.

Management

At December 31, 2002, Birch had nine employees working full time for the Company, including Douglas J. Rowe, President and Chief Executive Officer, Donald L. Dabbs, Vice President and Chief Financial Officer, and Hugh J. Abercrombie, Vice President, Exploration.

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

Shareholders Rights Plan

Although the Company's shareholders rights plan ("Rights Plan") is not intended to prevent a take over of the Company, to secure continuance of current management or the directors in office or to deter fair offers for the Common Shares of the Company, it may have the result of discouraging certain transactions by making such transactions impractical. See Item 10 - "Additional Information - Memorandum and Articles of Association - Rights and Privileges of Shareholders".

Gold and Precious Metal Pricing Risks

If the Company were able to identify an economic mineral deposit on its mineral permits or leases, the price of precious and non-precious metals may have a significant influence on the market price of the Company's shares and the Company's business activities. The price of gold is affected by numerous factors beyond the Company's control, such as the level of inflation, fluctuation of the U.S. dollar and foreign currencies, global and regional demand, sale of gold by central banks, forward selling by producing companies and the political and economic conditions of major gold producing countries throughout the world.

Recently the price of gold has begun to move off its 20 year lows. As of June 20, 2002, the closing spot gold price was US$323.20 per troy ounce. The following table sets forth the average of the daily closing prices for gold for the periods indicated, as reported by the London Metal Exchange:

Year Ended December 31,
	5 Yr. Avg	2001	2000	1999	1998	1997
Gold (US$/troy ounce)	290.88	271.04	279.11	278.98	294.24	331.02

ITEM 4 INFORMATION ON BIRCH

A.    History and Development of Birch

According to a Certificate of Amalgamation issued on December 31, 1995, under the provisions of the ABCA, Birch was formed by the merger of one of Birch's predecessors, also named Birch Mountain Resources Ltd., and its wholly owned subsidiary, Birch Mountain Minerals Ltd.

Birch's head office and registered office are located at 3100, 205 Fifth Avenue S.W., Calgary, Alberta T2P 2V7, phone: (403) 262-1838, and Suite 2300, 530 - 8th Ave. S.W., Calgary, Alberta T2P 3S8, phone (403) 237-9050, respectively.

Over the past three years the Company has expanded its activities from exploration to include advanced research methodologies to understand the nature and properties of the precious and non-precious metals in the sedimentary rock from its exploration properties in northeastern Alberta. In March 2002, Birch announced that it had organized its operations under a Mineral Exploration Division and a Mineral Technology Division. The Company's work lead to the development of methods to extract and image, using high-resolution electron microscopes, naturally occurring nanoparticulate metals in these rocks. The commercial significance of these findings has not been determined, but the results are being used to assist in the development of methods to measure the concentration of metals in these sedimentary rocks. A reliable method for measuring metal concentration has not yet been developed or independently verified.

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

The primary functions of the Scientific Advisory Board are:

  to provide independent advice to the Board of Directors on scientific matters,

  to advise management on the Company's scientific program, and to provide a liaison role with scientific institutions and researchers on specific technical activities.

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

Birch Mountain has entered into a contract with AuRIC Precious Metals, Inc. or AuRIC to purchase a customized fire assay method that AuRIC has developed to analyze precious metals in rock from the Company's Athabasca property in northeastern Alberta. Independent testing of AuRIC's method is underway. If certain conditions are met, including achieving a verified fire assay grade in excess of 1 g/t precious metal in a chain-of-custody, channel sample from the Athabasca property, Birch Mountain will pay AuRIC a combination of common shares and cash in return for exclusive rights to the technology in the regions of Athabasca, Alberta and Dawson Bay, Manitoba, and non-exclusive rights elsewhere. At the date hereof, the verification of the AuRIC method was still in progress.

Birch will continue exploration work using the electric logs and geochemical analyses of core from over one thousand wells drilled by Birch and oil sands companies that hold overlapping mineral interests. The core and e-logs have been provided to Birch under the terms of the cooperation agreements with oil sands companies that hold overlapping mineral rights, more fully described below under "Property, Plants and Equipment". These analyses will be used, in conjunction with other analytical results, to focus future exploration drilling to areas of alteration and elevated metal content in the Devonian limestone.

The Company does not currently plan a major field-drilling program in the first six months of 2002. Although there are currently no plans for additional drilling, this may change depending on the results of on-going geological and laboratory analyses and verification testing of the AuRIC assay method.

C.    Organizational Structure

Birch has one active, wholly owned subsidiary, Dawson Bay Minerals Inc. or Dawson Bay, a company incorporated pursuant to the Corporations Act (Manitoba) on October 24, 1996 with a registered office located at 2200, 201 Portage Avenue, Winnipeg, Manitoba, R3B 3L3. The work activities of the Company are organized under three divisions: Technology, Exploration and Industrial Minerals.

D.    Property, Plants and Equipment

Birch maintains a head office in Calgary. Executive, administrative and support staff work in the 11,000 square foot office space which also contains a boardroom. The rental commitment is $212,238 per year and Birch offsets approximately one-half of the cost by subletting office space to third parties.

Technology Division

Metallurgical Laboratory

Birch's research activities are principally carried out at the Company's Calgary laboratory. The laboratory is housed in a 1,800 square foot facility, which is leased at a cost of $18,600 per year. The laboratory is equipped for sample preparation, fire assay, wet chemical and instrumentation analyses. Most capital items are owned by Birch; an atomic absorption spectrometer is leased at an annual cost of $19,200, and an inductive coupled plasma-atomic emission spectrometer is leased at an annual cost of $56,000.

Exploration Division

Core Laboratory

Birch maintains core analysis and storage facilities in Calgary. Core drilled by Birch and core obtained from oil sands mining companies is shipped to Calgary for cutting, logging and sampling. Drill core and samples are archived in a secure storage facility. The core analysis facility is leased at an annual cost of $14,800. Long-term storage facilities are leased at an annual cost of $22,700.

Exploration Properties

Birch's Alberta mineral properties are located in areas where, over the past eight years, major mining companies and junior mineral exploration companies have explored for both precious metals and diamonds. In the period from 1994 to 1995, Lac Minerals Ltd. and Tintina Mines Limited explored for precious metals in areas which are now part of Birch's Athabasca mineral property. In the period from 1997 to 1998, in a joint venture with Tahera Corporation, Birch explored for diamonds on its Alberta mineral properties. Much of the information resulting from these exploration programs is available through assessment reports filed with the Alberta Government and through information acquired as part of mineral property acquisitions.

At one time Birch held the mineral exploration rights to about 10 million acres in northeastern Alberta. Through time this has been reduced to approximately one million acres distributed across Birch's two Alberta mineral properties: Athabasca and Birch Mountains. Birch continues its exploration and anticipates that the extent of its mineral properties will be reduced, as work continues, to areas Birch believes to be the most prospective.

Alberta Properties

The majority of Birch's Alberta mineral properties are held under mineral permits issued by the Provincial Government of Alberta. Mineral permits may be held for up to ten years and convey the right to explore for metallic and industrial minerals. Assessment costs must be filed every two years against an escalating work requirement ranging from $5.00 to $15.00 per hectare (approximately $2.00 to $6.00 per acre) for each 2 year assessment period. Birch owns a 100% working interest in virtually all mineral permits held in Alberta. Some mineral permits are subject to a royalty payable to the original mineral permit holder; Birch has the option to purchase most of these royalties for a fixed price. A small minority convey a royalty right to the original mineral permit holder or its designees, with no right to purchase the royalty.

Birch also holds a number of mineral leases. Mineral leases are granted by the Alberta Government and convey the right to explore and produce minerals, subject to meeting development approvals. Mineral leases are issued for 15 year renewable terms and are held on the basis of an annual rental fee of $3.50 per hectare ($1.42 per acre). Birch's mineral lease rental payments are $171,000 in the year 2002.

Overlapping Mineral Rights: Ownership of metallic and industrial minerals within the area of the Athabasca Oil Sands Mining Area as defined by the Alberta Government, is split between oil sands lease holders and mineral lease and mineral permit holders. The Athabasca Oil Sands Mining Area covers all of Birch's mineral leases and most of Birch's Athabasca mineral permits. Within this area, the oil sands lease holders own the rights to all minerals that occur within the geological formations mined for oil. Oil sands lease holders do not own metallic or industrial mineral rights in either the overlying sedimentary rocks, nor in the underlying Devonian limestone, which rights are owned by the mineral permit and lease holders.

Athabasca: At December 31, 2001 the Athabasca mineral property included 93 Mineral Permits covering approximately 626,531 hectares (1,548,186 acres). The dates of issue of the mineral permits are tabulated below. Precious metals are the principal exploration target on the Athabasca mineral property. Birch has also conducted diamond exploration on its Athabasca mineral property.

Athabasca Mineral Permits by Issue Date.

Year	No. of Permits	Area (hectares)	Area (acres)
1990	2	4,558	11,263
1993	24	217,135	536,550
1994	35	265,684	656,517
1996	18	154,368	381,450
1998	18	119,744	295,893
1999	1	420	1,038

Athabasca Mineral Leases by Issue Date.

At December 31, 2001, the Athabasca property included 27 mineral leases covering approximately 48,785 hectares (120,550 acres).

Year	No. of Permits	Area (hectares)	Area (acres)
1991	1	112	277
1994	2	1,991	4,920
1999	1	1,024	2,530
2000	23	45,658	112,823

Birch Mountains: At December 31, 2001 the Birch Mountains mineral property comprises 9 mineral permits issued in 1994, covering approximately 82,944 hectares (204,959 acres) and one mineral permit issued December 21, 2001, covering an additional 9,216 hectares (22,773 acres), for a total of 10 permits covering 92,160 hectares (227,731 acres). Diamonds are the principal exploration target; Birch has also conducted some preliminary precious metal exploration on the Birch Mountains properties. In the Birch Mountains, Shear Minerals Inc. and Marum Resources Ltd. conducted a drilling program in early 2002 for diamonds under a option agreement with Birch Mountain; no potentially diamondiferous rocks were encountered.

2002 Assessment Filings

Alberta Properties

On April 22, 2002, Birch Mountain announced it had filed a 2002 exploration assessment report with the Alberta Department of Energy in the amount of $5.15 million for work conducted from April 2000 to March 31, 2002, on its exploration properties in the Athabasca and Birch Mountains. The assessment expenditures have been applied to 55 metallic and industrial minerals permits covering 360,675 hectares (891,243 acres). The expenditures included in the 2002 assessment report are sufficient to retain Birch Mountain's priority permits for the next two years, or until the expiry of their 10-year term, whichever is earlier. Additional assessment-eligible work has been completed and will be available for future assessment reports. All exploration permits in the Birch Mountains have been retained, in accordance with the option agreement with Shear Minerals Inc. and Marum Resources Ltd. The Athabasca exploration property has been reduced by 348,800 hectares (861,900 acres) to retain lands considered by Birch to be most prospective for precious metals. Birch Mountain has maintained its core exploration land in Athabasca, comprising 48,785 hectares (120,550 acres) held under metallic and industrial mineral leases that require an annual lease payment of $170,735, and 360,675 hectares (891,243 acres) held under metallic and industrial mineral permits.

Manitoba Properties

Birch's wholly owned subsidiary, Dawson Bay Minerals Inc., announced April 22, 2002, that it allowed the Special Exploration Permit 99-1 covering 9,784 hectares (24,177 acres) near Dawson Bay, Manitoba, to lapse. Birch Mountain no longer holds any mineral interests in Manitoba.

Industrial Minerals Division

The Company's mineral leases convey the rights to metallic and industrial minerals, including limestone. Birch has been advised that there is a shortage of aggregate in northeastern Alberta and a new division to develop this business opportunity was announced May 28, 2002. The initial focus of the Industrial Mineral division will be the sale of limestone for the production of aggregate (gravel) in the Fort McMurray area. Due to the shortage of aggregate for road construction and other uses, a market may exist for the Company to supply limestone from its leased areas to local contractors.

ITEM 5 OPERATING AND FINANCIAL REVIEW AND PROSPECTS

General

This discussion should be read in conjunction with Birch's Consolidated Financial Statements. Birch's Consolidated Financial Statements have been prepared in accordance with Canadian GAAP, which differ from U.S. GAAP. For a discussion of these differences, see Note 17 to Birch's Consolidation Financial Statements.

A.    Operating Results

Years Ended December 31, 1999, 2000 and 2001

Costs and Expenses

Total costs and expenses were $1,685,713 (excluding $941,530 of Mineral Exploration Expenses) in 2001, down from $2,171,366 in 2000, but up from $835,687 in 1999. Salaries, management fees and benefits of $428,171 decreased in 2001 compare to the $475,912 in 2000, but were higher than the $247,870 in 1999. The higher expenses in 2001 and 2000 reflected the significant increase in laboratory work and the filing of a U.S. and international patent application, and the preparation of assessment filing to hold our Athabasca and Birch Mountain mineral permits for two more years. Legal, consulting and staff costs associated with the suspension of trading imposed by the TSXV and the independent technical audit ordered by the TSXV represented a major increase in operating expenses in 2001 and 2000. The total cost of defending the Company from the actions of the TSXV over these two years was approximately $1,000,000 in staff, consultant and legal expenses. The writing and filing of the Form 20-F Registration with the U.S. Securities and Exchange Commission also added considerable professional costs in both 2001 and 2000.

Corporate Income and Expense

Birch Mountain is engaged in mineral exploration and technology development related to mineral characterization and extraction from rock on its mineral properties. The Company's main source of income from year to year is interest earned on its term deposits. The interest income over the years has varied with the amount of money in term deposits and has not been a significant component of the Company's ability to operate. Interest and other income in 2001 was $72,560, a decrease from $194,504 in 2000, and up slightly from $71,096 in 1999.

The Company and its subsidiaries have no income from production because its properties are still at an exploration stage and the technology is still under development. The Company spends about $150,000 per month for management and shareholder services, laboratory analysis, evaluation of geological samples, travel and other expenses. Outside consulting and legal expenses add to this, and have run as high as $100,000 per month.

Three Months Ended March 31, 2001 and 2002

Total cost and expenses were $584,005 including $237,135 of exploration costs in the first quarter of 2002, down from $626,359 in the first quarter of 2001. Office expenses were down in the first quarter from $81,266 in 2001 to $54,066 in 2002.

Professional fees decreased significantly in the first quarter of 2002 to $98,122 from $172,155 in 2001. During the year 2001, most of the fees related to the Company's defense of the suspension imposed by the TSXV. Legal fees in the first quarter of 2002 totaled $130,334, which were almost entirely associated with the Company's appeal to the Listed Company Review Panel and the negotiated settlement with the TSXV. On settlement with the TSXV, the Company was refunded the fees paid for the technical audit ordered by the TSXV.

Salaries and Management fees and benefits were $124,680 compared to $119,430 for the same period in the prior year.

B.    Liquidity and Capital Resources

Years Ended December 31, 1999, 2000 and 2001

Birch's primary sources of cash have been private placements. At December 31, 2001, its working capital was approximately $75,000 compared with $2.6 million in 2000. Only one private placement took place during 2001 for the amount of $72,500. The Company completed private placement financing of $2.7 million in January 2000, and the exercise of warrants in April 2000 provided an additional $1.3 million. While Birch Mountain has been successful in raising funds, we believe junior resource companies will continue to have difficulty financing new issues in 2002. As a result, the Company will remain prudent and cautious, preserving working capital by conducting selective field programs and value-adding laboratory work as well as minimizing general and administrative costs.

Comparatively, at December 31, 1999, working capital was approximately $700,000 following private placements in April and November of 1999, which generated $1.7 million of cash.

Mineral Exploration Costs

Mineral Exploration Costs were $941,530 in 2001 compared with $2.3million in 2000. The Company focused its exploration programs on the Company's two Prairie Gold prospects, directing 100% of our 2001 exploration expenditures to our Athabasca project and the rest to our Dawson Bay play. In comparison, capital expenditures in 1999 were $634,000, with 90% directed to Athabasca.

Mineral Technology Costs

The Company spent $128,068 in 2001 and $160,539 in 2000 on scientific research, primarily on the development of proprietary extraction and analytical techniques. Expenditures on mineral technology were reduced in 2001 because of the commitment of senior technical staff to deal with the actions of the TSXV. There were no similar expenditures on research in previous years. The results of the Company's research led to the filing of a U.S. and international patent application in the spring of 2000. The Company is continuing its work in the Company's lab, at university and government labs in Canada and at selected competent independent laboratories in Canada and the U.S.

Financing Activities

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

On October 24, 2001, Birch announced that the expiry dates of all outstanding warrants were extended as follows: 228,152 warrants which were to have expired on November 10, 2001, expire on June 21, 2002; 764,231 warrants which were to have expired on October 22, 2001, expire on June 21, 2002; 408,614 warrants which were to have expired on October 25, 2001, expire on June 25, 2002, and 9,782 warrants which were to have expired on October 31, 2001, expire on June 30, 2002. On June 20, 2002, Birch announced that the expiry date of all outstanding warrants was extended to December 6, 2002. The exercise price of all warrants remains at $1.50 per share.

In 1999, Birch received a refund of the Seriousness Bond plus interest, in the amount of $212,629 from the Federal Republic of Indonesia and sold 217,000 shares of Tahera Corporation for proceeds of $8,890. Birch sold the remaining 177,000 shares of Tahera Corporation in 2001 for proceeds of $15,462.50.

There were no options exercised in 2001. In 2000, employees, consultants and directors of Birch exercised an aggregate of 625,600 stock options pursuant to Birch's stock option plan. This compares with 257,400 stock options exercised in 1999.

Birch's existing capital resources are inadequate to maintain operations at our current rate of investment in exploration and research to the end of 2002. The Company announced a private placement on April 22, 2002 as the first step in what is planned to be a multi-staged financing to advance the natural nanoparticle research and precious metal assay verification programs, together with ongoing corporate activities. There is no assurance that events will not result in changes affecting the Company's ability to continue operations. Additional financing may not be available when needed, or if available, it may not be on terms that are acceptable. To the extent that Birch raises additional capital by issuing equity or convertible debt securities, ownership dilution to shareholders will result.

Birch does not use derivative instruments. Other than the Tahera Corporation shares, which were accepted as a settlement of debt, Birch only invests in bank guaranteed certificates of deposit, and consequently, does not expect any material loss from marketable security instruments and believes interest rate exposure is limited.

Three Months Ended March 31, 2000 and 2001

Comparatively, at March 31, 2001, working capital was approximately $2,015,000 compare with negative working capital of $420,000 at the end of March 31, 2002. Birch announced a private placement in April, 2002, an initial closing for $308,580 was announced June 10, 2002 and the Company expects one or more closings in the current financing before the end of June, 2002. The Company announced a private placement in February 2001 and the advance deposit share subscription of $73,357 is shown on the Statement of Cash Flow. The private placement was completed April 2, 2001 for 94,156 common shares at $0.77.

Mineral Exploration Costs

Mineral Exploration Costs were $237,135 in the first quarter of 2002 compared with $130,551 in the 2001, the increase of 82% in those costs was due to the resumption of normal corporate activities.

Mineral Technology Costs

The Company spent only $23,455 on scientific research in the first quarter of 2002 down from $50,235 in the first quarter of 2001. Expenditures on mineral technology were reduced in 2002 because of the commitment of senior technical staff to assist with the appeal and settlement negotiations with the TSXV.

C.    Research and Development, Patent and Licenses

During the fiscal year ended December 31, 2000, the Company commenced research in new mineral technology applications. The research lead to the filing of a U.S. and international patent applications. It is the Company's policy that costs associated with such projects are expensed in the period in which they are incurred. During the fiscal year ended December 31, 2001, the company spent $128, 068 on scientific research compared to $160,539 in research costs in 2000. The Company had no research and development expenses during the fiscal year ended December 31, 1999.

D.    Trend Information

There has been a recent upward trend in the spot price of gold and many analysts predict that the price will continue to be strong for several years. However, the Company has no expertise in predicting future market trends in the price of gold or other precious metals. If the price of gold remains strong, the Company's share price may respond, but Birch has no production and, therefore, there will be no impact on revenue even if the price of gold remains at current or higher levels. If the upward trend in the spot price of gold continues, it may make future financings more attractive to investors.

ITEM 6 DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.    Directors and Senior Management

The following table sets forth the name, business experience, functions and areas of experience in Birch and principal business activities performed outside of Birch (including, in the case of directors of Birch, other principal directorships) of each director, member of senior management and employees upon whose work Birch is dependent:

Name	Business Experience and Function	Principal Business Activities and principal Directorships	Number of Common Share and Percentage of Class Held
Douglas J. Rowe	Director, President and Chief Executive Officer of Birch since 1994

Mr. Rowe is President and CEO of the Company, and was President and Chairman of the Board of Brougham Geoquest, Ltd., a company engaged in mineral exploration and Brougham Energy Corporation, a company engaged in oil and gas exploration and development.

2,132,983 (6.17%)
Kerry E. Sully	Chairman of the Board and Director since 1995	Mr. Sully has been President and CEO of CGX Energy Inc. since March, 1999, and was President, Chief Executive Officer and a director of Ranchmen's Resources Ltd. from 1989 to 1995.	50,000 (0.14%)
Donald L. Dabbs	Vice-President, Chief Financial Officer and Director since 1994

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

353,972 (1.03%)
Lanny K. McDonald	Director since 1995	In 1990, after more than 16 years of National Hockey League play, Mr. McDonald joined the Calgary Flames as Vice President for ten years. He is now Marketing Director with Baker Hughes Canada.	145,000 (0.42%)
Dr. Hugh Abercrombie	Vice-President, Exploration since November 1998

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

70,699 (0.2%)
Dr. Jack Clark	Director since April, 2001

Dr. Clark has over 40 years of engineering experience. For 15 years he was President & CEO of C-CORE, an applied research company in St. John's, Newfoundland & Labrador. Dr. Clark has been an Honorary Professor of Engineering at Memorial University of Newfoundland and continues to consult to a wide range of government and industry clients.

Nil
Charles Hopper	Director since April, 2001

Mr. Hopper is a Managing Director of Lehman Brothers, Inc. of New York and has twenty-five years experience in the financial industry. During the past four years at Lehman Brothers, Mr. Hopper has been responsible for Private Client Services Asset Management.

Nil
John R. Houghton	Corporate Secretary since December, 1998

Mr. Houghton served as a director of the company in 1998, and has been corporate secretary since December of 1998. Mr. Houghton has been a partner in the law firm Donahue and Partners since February of 1999. Previously, he was a partner in the law firm of Mackimmie Matthews from 1984 to 1999.

Nil
Suzanne L. Loov	Assistant Corporate Secretary since February, 2001

Partner of Armstrong Perkins Hudson LLP since January 1, 2001, practicing in the areas of corporate and securities law and prior to that associate lawyer with Armstrong Perkins Hudson LLP since May 30, 1994.

50,363 (0.15%)

To the knowledge of Birch, there are no arrangements or understandings with major shareholders, customers, suppliers or others, pursuant to which any person referred to above was selected as a director or member of senior management of Birch and there is no family relationship between any of the persons named above. Pursuant to an Option Agreement dated May 9, 1996, among Birch, Calvyn M. Loree, James A. Brown, Saskatoon Natural Resources Ltd. and Robert M. Friedland, Mr. Friedland currently has the right to nominate one individual to the Board of Directors of Birch; however, no such nomination has been made by Mr. Friedland for the forthcoming year.

B.    Compensation

The following table sets forth the amount of compensation that was paid and benefits that were granted in the financial year ended December 31, 2001 to each of the individuals listed in Item 6(A) above.

Name	Compensation	Benefits
Douglas J. Rowe	$140,000	$1,040
Kerry E. Sully	0	0
Donald L. Dabbs	$105,000	$1,015
Lanny K. McDonald	0	0
Dr. Hugh Abercrombie	$105,000	$4,810
Dr. Jack Clark	0	0
Charles Hopper	0	0
John R. Houghton	0	0
Suzanne L. Loov	0	0

The Company has in place a stock option plan dated November 2, 1994 (the "Plan"), under which non-transferable options to purchase common shares (the "Option") may be granted to directors, officers, employees and consultants of the Company or an affiliate of the Company. The Plan contains early termination provisions for certain situations. In addition, the Plan contains provisions stating that the option period may not extend past five years and the number of common shares issuable on exercise of outstanding stock options may not exceed 10% of the issued and outstanding common shares. The Plan is administered by the Compensation Committee of the Board of Directors of the Company, who make allocations to eligible persons after considering their present and potential contributions and other relevant factors. The Plan was filed with The Alberta Stock Exchange (now the TSX Venture Exchange) and was approved by the shareholders on November 2, 1994.

The Board of Directors of the Company approved a new stock option plan (the "2002 Plan") for the Company on March 27, 2002. The purpose of the 2002 Plan is to afford the persons who provide services to the Company, whether directors, officers, consultants or employees of the Company or its subsidiaries, an opportunity to obtain a proprietary interest in the Company by permitting them to purchase common shares of the Company and to aid in attracting, retaining and encouraging the continued involvement of such persons with the Company. The 2002 Plan subject to shareholder approval at the Annual General and Special Meeting of shareholders to be held on June 20, 2002. The 2002 Plan is summarized as follows.

Pursuant to the 2002 Plan, the Board of Directors of the Company or a special committee of directors appointed from time to time by the Board of Directors of the Company (the Board of Directors or such committee is hereinafter referred to as the "Board") may allocate non-transferable options to purchase common shares of the Company to directors, officers, employees and consultants of the Company and its subsidiaries and employees of a person or company which provides management services (excluding investor relations services) to the Company or its subsidiaries ("Management Company Employees") (such persons hereinafter collectively referred to as "Participants").

Under the 2002 Plan, the number of common shares subject to an option granted to any one Participant shall be determined by the Board; however, the aggregate number of common shares which may be reserved for issuance pursuant to the exercise of all options under the 2002 Plan may not exceed 3,392,674 and the aggregate number of common shares which may be reserved for issuance pursuant to the exercise of options granted to any one individual, either under the 2002 Plan or previously granted, may not exceed the maximum number permitted by any stock exchange or exchanges on which the common shares of the Company are then listed and any other regulatory body having jurisdiction (hereinafter collectively referred to as the "Exchange").

Together with currently issued and outstanding stock options to purchase 3,313,750 common shares, the 3,392,674 common shares reserved pursuant to the 2002 Plan constitute an aggregate of 6,706,424 which is 19.85% of the issued and outstanding 33,647,122 common shares of the Company. Of the 3,392,674 common shares reserved pursuant to the 2002 Plan, 1,415,000 stock options have been granted to officers, directors, employees and consultants subject to obtaining shareholder approval of the 2002 Plan.

The 2002 Plan provides that the exercise price of the common shares subject to each option shall be determined by the Board, subject to applicable Exchange approval.

The 2002 Plan provides that the option period shall be a period of time fixed by the Board not to exceed the maximum period of time permitted by the Exchange. Where the Company has less than or equal to 10% of its issued and outstanding common shares reserved for issuance under options, options shall vest and may be exercised during the option period in such manner as the Board determines. Where the Company has greater than 10% of its issued and outstanding common shares reserved for issuance under options, options shall vest and may be exercised during the option period as to one-third on each of the dates that are six, twelve and eighteen months from the date of grant, or in accordance with such other vesting schedule which shall be acceptable to the Exchange.

If a Participant shall cease to be a director, officer, employee or consultant of the Company or its subsidiaries or a Management Company Employee for any reason (other than death) he may exercise his option, to the extent it was vested, only within 90 days after ceasing to be a director, officer, employee, consultant or Management Company Employee, unless such Participant was engaged in investor relations activities, in which case only within 30 days after the cessation of services to the Company. In the event of the death of a Participant, the option may be exercised only within one year of death.

If the outstanding common shares of the Company are increased, decreased or changed into or exchange for a different number or kind of shares of the Company, the Board shall, in its discretion, make an appropriate and proportionate adjustment in the number of kind of shares subject to the option and exercise price.

Upon the liquidation or dissolution of the Company, or upon a re-organization, merger or consolidation of the Company with one or more corporations as a result of which the Company is not the surviving corporation, or upon the sale of substantially all of the property or more than 80% of the shares of the Company to another corporation, the 2002 Plan shall terminate and any options granted under the 2002 Plan shall terminate, unless otherwise provided in such transaction. If the 2002 Plan and options shall terminate, all options shall immediately vest and the Participants shall be entitled to exercise options then outstanding prior to consummation of such transaction.

The following table sets forth the number of options to purchase common shares of Birch granted under both option plans, the purchase price and the expiration date of options granted to each of the individuals listed in Item 6(A) above.

Name	Number of options to purchase Common Shares	Purchase Price	Expiry Date
Douglas J. Rowe	200,000 120,000 390,000 90,000	$0.35 $1.36 $0.26 $0.34	Nov. 16, 2003 Nov. 18, 2004 Mar. 18, 2007 April 03, 2007
Kerry E. Sully	75,000 50,000 150,000 125,000	$0.35 $1.36 $0.26 $0.34	Nov. 16, 2003 Nov. 18, 2004 Mar. 18, 2007 April 03, 2007
Donald L. Dabbs	50,000 80,000 200,000 100,000	$0.35 $1.36 $0.26 $0.34	Nov. 16, 2003 Nov. 18, 2004 Mar. 18, 2007 April 03, 2007
Lanny K. McDonald	50,000 50,000 100,000 150,000	$0.35 $1.36 $0.26 $0.34	Nov. 16, 2003 Nov. 18, 2004 Mar. 18, 2007 April 03, 2007
Dr. Hugh J. Abercrombie	150,000 65,000 120,000 100,000 65,000	$0.90 $0.35 $1.36 $0.26 $0.34	Mar. 9, 2003 Nov. 16, 2003 Nov. 18, 2004 Mar. 18, 2007 April 03, 2007
Dr. Jack Clark	125,000 100,000 125,000	$0.65 $0.26 $0.34	April 24, 2006 Mar. 18, 2007 April 03, 2007
Charles Hopper	100,000 25,000 100,000 125,000	$0.60 $0.65 $0.26 $0.34	Jan. 27, 2006 April 24, 2006 Mar. 18, 2007 April 03, 2007
John R. Houghton	50,000 50,000 50,000 50,000	$0.22 $0.35 $1.36 $0.34	July 13, 2003 Nov. 16, 2003 Nov. 18, 2004 April 03, 2007
Suzanne L. Loov	100,000 40,000	$0.65 $0.34	April 24, 2006 April 03, 2007

C.    Board Practices

Directors are elected annually at Birch's annual meeting of shareholders and hold office until the earlier of their resignation or removal from office at a subsequent annual meeting of shareholders. The Board of Directors may fill vacancies created by departing directors between annual shareholders meetings. Directors representing in number up to one-third the size of the board elected at the most recent shareholders meeting may be appointed by the Board of Directors between shareholders meetings.

Audit Committee

The Audit Committee of Birch currently consists of Charles Hopper, Kerry E. Sully and Donald L. Dabbs. There have been no changes to the membership of this committee since the most recently completed year-end. The general function of the audit committee is to review the overall audit plan and Birch system of internal controls, to review the results of the external audit, and to resolve any potential disputes with Birch's auditors.

Compensation Committee

The Board of Directors established a Compensation Committee on July 10, 1996, comprised of Lanny K. McDonald (Chairman of the Compensation Committee and a director of the Company), Douglas J. Rowe (the President, Chief Executive Officer and a director of the Company), Kerry E. Sully (Chairman of the Board of Directors of the Company).

Compensation Policy

The Company's compensation policy has three components: (i) base salary/consulting fee and benefits, (ii) the award of stock options and (iii) bonus. The salary/consulting fee for each executive officer is determined having regard to such executive officer's responsibilities and performance. The Compensation Committee has provided greater emphasis on the issuance of stock options to its executive officers as a major form of compensation. In the view of the Compensation Committee, the issuance of stock options has had the advantages of encouraging growth in the Company and its share value, while reducing the cash expenditures required to pay executive salaries. Previously, the Compensation Committee undertook a review of the compensation paid by similar junior natural resources issues in setting guidelines for the compensation of the Company's executive officers. The Company is currently a party to an employment contract with Douglas J. Rowe dated December 1, 1995, and approved by the shareholders of the Company on May 31, 1996. Pursuant to the employment contract Mr. Rowe receives a salary of $108,000 annually and is entitled to receive stock options as determined from time to time by the Committee. On December 5, 2000, the Board of Directors of the Company approved an increase in Mr. Rowe's annual salary to $140,000 per annum, effective June 15, 2000.

D.    Employees

The following table sets out the number of employees of Birch at the end of each of the past three financial years, including their main category of activity and geographic location. All of Birch's employees are employed in Alberta, Canada.

	Twelve Months Ended December 31
	2001	2000	1999
Operations(1)	6	7	6
Accounting	1	1	1
Administration	4	4	3
Total	11	12	10

Note:

(1)    Includes personnel involved in technology, exploration and industrial minerals.

E.    Share Ownership

See Item 6 - "Directors, Senior Management and Employees - Directors and Senior Management", above, for disclosure regarding share ownership of Birch directors and executive officers.

ITEM 7 MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.    Major Shareholders

To the knowledge of Birch there are no persons or entities who beneficially hold, directly or indirectly or exercise control or direction over, more than 5% of the voting rights attached to the issued and outstanding common shares of Birch except as set forth below:

Name	Number of Securities Owned	Percentage of Class
Douglas J. Rowe(1)	2,132,983(2)	6.17%(3)

Notes:
(1)	Mr. Rowe also holds options to purchase common shares of Birch as set forth in Item 6(B), above.
(2)	Number of shares is based upon insider trading reports filed by the named shareholder with applicable Canadian securities regulatory authorities.
(3)	Based on 33,647,122 issued and outstanding common shares.

The major shareholders of Birch do not have different voting rights than other shareholders.

As of May 31, 2002, 67 holders having an address of record within the United States of America owned 8,032,056 common shares, representing 23.9% of Birch's 33,647,122 (as of May 31, 2002) outstanding common shares.

B.    Related Party Transactions

During the Company's last fiscal year and up to the date of this annual report, Birch has had no transactions and there are no presently proposed transactions which are material to Birch or a related party, or any transactions that are unusual in their nature or conditions, involving goods, services, or tangible or intangible assets with (a) enterprises that, directly or indirectly, through one or more intermediaries, control or are controlled by, or are under common control with, the Company; (b) associates, being an unconsolidated enterprise in which the Company has a significant influence or which has significant influence over the Company, where significant influence over an enterprise is the power to participate in the financial and operating policy decisions of the enterprise but is less than control over those polices and where Shareholders beneficially owning a 10% interest in the voting power of the Company are presumed to have a significant influence on the Company; (c) individuals owning, directly or indirectly, an interest in the voting power of the Company that gives them significant influence over the Company, and close members of any such individual's family; (d) key management personnel, being those persons having authority and responsibility for planning, directing and controlling the activities of the Company, including directors and senior management of the Company and close members of such individuals' families; and (e) enterprises in which a substantial interest in the voting power is owned, directly or indirectly, by any person described in (c) or (d) over which such person is able to exercise significant influence. This includes enterprises owed by directors or major shareholders of the Company and enterprises that have a member of key management in common with the Company. Close members of individual's family are those that may be expected to influence, or be influenced by, that person in their dealings with the Company.

C.    Interests of Experts and Counsel

This item is not applicable.

ITEM 8 FINANCIAL INFORMATION

A.    Consolidated Statements and Other Financial Information

Incorporated hereto are the consolidated financial statements for the years ended December 31, 2001, 2000 and 1999 and the unaudited interim financial statements for the periods ended March 31, 2002 and 2001.

Other than as described herein, Birch is not involved in any legal or arbitration proceedings that may have, or have had in the recent past, significant effects on Birch's financial position or profitability.

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

B.    Significant Changes

No significant changes have occurred since March 31, 2002.

ITEM 9 THE OFFER AND LISTING

A.    Offer and Listing Details

This item is not applicable.

B.    Plan of Distribution

This item is not applicable.

C.    Markets

The Company's common shares trade on the TSXV, having the trading symbol BMD. The common shares were quoted on The Alberta Stock Exchange commencing January 31, 1995. On November 29, 1999 the Alberta and Vancouver Stock Exchanges merged to form a new and larger exchange known as the Canadian Venture Exchange Inc. (now the TSX Venture Exchange). The Company was listed on the new exchange as a Tier 1 Company and retained the symbol BMD. Concurrent with the resumption of trading of Birch's common share on March 7, 2002, the Company became a Tier 2 Company. The Company trades no other class of shares other than common shares without par value. The Company is continuing to investigate additional or alternate secondary trading market opportunities for its common shares.

The following table sets forth the high and low market prices of the common shares on the TSXV (and its predecessor, The Alberta Stock Exchange) for the periods indicated. All financial figures are expressed in Canadian dollars.

Fiscal Period	High (CAD$)	Low (CAD$)
Years Ended:
December 31, 1996	8.00	1.75
December 31, 1997	2.70	0.31
December 31, 1998	1.00	0.12
December 31, 1999	2.10	0.29
December 31, 2000	3.05	0.40
December 31, 2001	1.10	0.50

2002
First Quarter	0.73	0.23

2001
Fourth Quarter	1.10	0.50
Third Quarter	1.10	0.50
Second Quarter	1.10	0.50
First Quarter	1.10	0.50

2000
Fourth Quarter	1.35	0.40
Third Quarter	1.70	1.00
Second Quarter	3.54	1.25
First Quarter	3.05	1.95

Month Ended
May 31, 2002	0.25	0.25
April 30, 2002	0.29	0.29
March 31, 2002	0.73	0.23
February 28, 2002	1.10	0.50
January 31, 2002	1.10	0.50
December 31, 2001	1.10	0.50

Note:
(1)

On June 16, 2000, the TSXV halted trading of the common shares of the Company and on June 28, 2000, trading of the Company's common shares was suspended. Trading of the Company's common shares on the TSXV was reinstated on September 29, 2000. Trading in the common shares of the Company was again suspended on March 5, 2001 and reinstated on March 9, 2002.

Trading in the U.S.A.

A market maker, Kenny Securities Corp. of St. Louis, filed a Form 211 with the National Association of Securities Dealers (NASD) in August 2001 for approval to make a market in the shares of Birch on the Over-the-Counter Bulletin Board or the OTC-BB. The application was reviewed, but trading was not approved until the Company announced its settlement with the TSXV on March 7, 2002. The Company's common shares commenced trading on the OTC-BB in the United States on April 2, 2002 under the symbol BHMNF.

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

Summary of Directors Powers and Authorities

The rights, duties, powers and authorities of the Board of Directors of Birch are set out in the Articles and By-Laws of Birch and the statutory provisions of the ABCA. The following is a selected summary of the Articles, By-Laws and applicable provisions of the ABCA as they relate to selected rights, duties, powers and authorities of the Board of Directors of Birch.

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

Securities of Birch

The Company has an authorized capital consisting of an unlimited number of common shares, of which 34,528,774 are issued and outstanding as of the date of this annual report.

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

Rights and Privileges of Shareholders

The directors of Birch are required to call an annual meeting of shareholders not later than 15 months after holding the last preceding annual meeting, subject to obtaining a court order for an extension, and may at any time call a special meeting of shareholders. Only the registered holders of common shares on the record date are entitled to receive notice of and vote at annual and special meetings of shareholders. Where the items of business affect the rights of shareholders other than common shareholders, a special majority of two-thirds of the votes cast by the effected shareholders at the meeting called for such purpose is required to approve the item of business. Beneficial holders of common shares are also entitled to receive proxy materials in respect of meetings of shareholders in accordance with Canadian Securities Administrators National Policy No. 41, provided that such proxies are limited in scope to instructing the registered shareholder (usually a brokerage house) on how to vote on behalf of the beneficial shareholder. There are no restrictions on the number of shares that may be held by non-residents other than restrictions set out in the Investment Canada Act (Canada). See "Additional Information - Exchange Controls".

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

On May 17, 2000 the Board of Directors (the "Board") of the Company adopted the rights plan of the Company ("Rights Plan"), which was implemented pursuant to a shareholders rights plan agreement (the "Rights Plan Agreement") of the same date between the Company and Montreal Trust Company of Canada (now Computershare Trust Company of Canada), as rights agent. The shareholders of the Company approved the Rights Plan on June 22, 2000. The purpose of the Rights Plan is, firstly, to protect shareholders of the Company from unfair, abusive or coercive takeover strategies, including the acquisition of control of the Company by a bidder in a transaction or series of transactions that does not treat all shareholders equally or fairly or that does not afford all shareholders an equal opportunity to share in any premium paid upon an acquisition of control. Secondly, the purpose of the Rights Plan is to afford both the shareholders of the Company and the Board adequate time to assess an offer made for the Company's and to pursue, explore and develop alternative courses of action in any attempt to maximize shareholder value.

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

D.    Exchange Controls

Canadian Exchange Controls

There are no governmental laws, decrees or regulations in Canada relating to restrictions on the export or import of capital, or affecting the remittance of interest, dividends or other payments to non-residents. Dividends paid to U.S. residents, however, are subject to a 15% withholding tax or a 5% withholding tax for dividends paid in 1997 and thereafter, if the shareholder is a corporation owning at least 10% of the outstanding voting shares of the Company pursuant to Article X of the reciprocal tax treaty between Canada and the U.S. (See "Additional Information - Taxation").

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

H.    Documents on Display

Documents concerning Birch which are referred to in this annual report may be inspected upon written request to the Corporate Administrator of Birch as follows:

Jane Quinn
Corporate Administrator
Birch Mountain Resources Ltd.
Suite 800
3100, 205 - 5th Avenue S.W.
Calgary, AB, Canada
T2P 2V7

I.    Subsidiary Information

This item is not applicable.

ITEM 11	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

This item is not applicable.

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

PART III

ITEM 17 FINANCIAL STATEMENTS

See pages F-1 through F-25 incorporated by reference herein.

ITEM 18 FINANCIAL STATEMENTS

Not Applicable

ITEM 19 EXHIBITS

(a) Financial Statements filed as part of this annual report.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

BIRCH MOUNTAIN RESOURCES LTD.
Date: June 20, 2002
By: /s/ Douglas J. Rowe
Douglas J. Rowe
President and Chief Executive Officer

Birch Mountain Resources Ltd.
Consolidated Financial Statements
December 31, 2001 and 2000

Birch Mountain Resources Ltd.
Auditors' Report

To the Shareholders of

Birch Mountain Resources Ltd.

We have audited the consolidated balance sheets of Birch Mountain Resources Ltd. as at December 31, 2001 and 2000 and the consolidated statements of loss and deficit and cash flows for each of the years in the three-year period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

With respect to the consolidated financial statements for the years ended December 31, 2001 and 2000, we conducted our audit in accordance with Canadian generally accepted auditing standards and United States generally accepted auditing standards. With respect to the consolidated financial statements for the year ended December 31, 1999, we conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2001 and 2000 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2001, in accordance with Canadian generally accepted accounting principles.

/s/ Meyers Norris Penny LLP
Chartered Accountants

Calgary, Alberta
March 11, 2002

F1

Comments for U.S. Readers

In the United States, reporting standards for auditors require the addition of an explanatory paragraph following the opinion paragraph when there are substantial uncertainties about the Company's ability to continue as a going concern, as referred to in Note 1 to these consolidated financial statements. Our report to the shareholders dated March 11, 2002, is expressed in accordance with Canadian reporting standards, which do not permit a reference to such matters in the auditors' report when the facts are adequately disclosed in the financial statements.

/s/ Meyers Norris Penny LLP
Chartered Accountants

Calgary, Alberta
March 11, 2002

Birch Mountain Resources Ltd.
Consolidated Balance Sheets
As at December 31

	2001	2000
Assets
Current
Cash (Note 4)	290,714	2,861,715
Accounts receivable	32,968	64,422
Prepaids and deposits	60,097	10,034
	383,779	2,936,171
Investment (Note 5)	-	15,930
Capital assets (Note 6)	225,828	200,587
Mineral exploration costs (Notes 3 and 7)	-	8,338,431
	609,607	11,491,119
Liabilities
Current
Accounts payable	309,101	385,462
Shareholders' equity
Share capital (Note 9)	24,346,505	24,633,830
Deficit	(24,045,999)	(13,528,173)
	300,506	11,105,657
	609,607	11,491,119

/s/ Donald L. Dabbs Director
Donald L. Dabbs

/s/ Kerry E. Sully Director
Kerry E. Sully

F2

Birch Mountain Resources Ltd.
Consolidated Statements of Loss and Deficit
For the years ended December 31

	2001	2000	1999
Expenses
Amortization	59,046	55,385	40,478
Consulting	67,271	650,172	41,562
Mineral exploration costs	941,530	-	-
Office	284,698	228,276	162,197
Professional fees	450,538	322,499	120,811
Research costs	128,068	160,539	-
Salaries, management fees and benefits	428,171	475,912	247,870
Shareholder services and promotion	267,921	278,583	222,769
Loss before the following	2,627,243	2,171,366	835,687
Interest and other income	(72,560)	(194,504)	(71,096)
Gain on disposal of investment	(15,463)	-	(2,090)
Writedown of investments	-	-	14,160
Writedown of mineral exploration costs	-	1,792,388	25,836
	(88,023)	1,597,884	(33,190)
Loss before income taxes	2,539,220	3,769,250	802,497
Future income tax recovery	(359,825)	(238,622)	(226,800)
Net loss for year	2,179,395	3,530,628	575,697
Deficit, beginning of year, as previously stated	(13,528,173)	(9,997,545)	(9,421,848)
Adjustment for change in accounting policy (Note 3)	(8,338,431)	-	-
Deficit, beginning of year, as restated	(21,866,604)	(9, 997,545)	9,421,848)
Deficit, end of year	(24,045,999)	(13,528,173)	(9,997,545)
Loss per share
Basic	(0.06)	(0.11)	(0.02)

F3

Birch Mountain Resources Ltd.
Consolidated Statements of Cash Flows
For the years ended December 31

	2001	2000	1999
Cash flows from operating activities
Interest income received	90,265	168,530	71,096
Refund of deposits	-	-	175,555
Cash paid to employees	(805,464)	(475,912)	(247,870)
Cash paid to suppliers	(1,875,408)	(1,103,616)	(526,667)
	(2,590,607)	(1,410,998)	(527,886)
Cash flows from financing activities
Issuance of common shares for cash	72,500	4,386,926	1,656,061
Share issuance costs	-	(36,536)	(34,594)
	72,500	4,350,390	1,621,467
Cash flows from investing activities
Proceeds on disposal of investment	31,392	-	8,890
Purchase of capital assets	(84,286)	(118,922)	(38,438)
Mineral exploration costs	-	(902,313)	(595,663)
	(52,894)	(1,021,235)	(625,211)
Increase (decrease) in cash	(2,571,001)	1,918,157	468,370
Cash at beginning of year	2,861,715	943,558	475,188
Cash at end of year	290,714	2,861,715	943,558

F4

Birch Mountain Resources Ltd.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2001, 2000 and 1999

1.      Nature of operations and going concern considerations

Birch Mountain Resources Ltd. (the "Company") is in the process of exploring its mineral leases and permits and has not yet determined whether they contain economically recoverable reserves.

These financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles on a going concern basis. This presumes funds will be available to finance ongoing exploration, operations and capital expenditures and permit the realization of assets and the payment of liabilities in the normal course of operations for the foreseeable future. The Company has incurred a net loss of $2,179,395 during the year ended December 31, 2001 (2000 - $3,530,628; 1999 - $575,697) and as at December 31, 2001, has a deficit of $24,045,999.

The Company is obligated to incur certain levels of expenditures to maintain its rights to continue exploration of certain mineral leases and permits. The Company's ability to continue as a going concern is largely dependent on its success in obtaining sufficient funds to carry out exploration activities on its mineral claims, preserving its interest in the underlying claims, establishing the existence of economically recoverable mineral reserves, achieving successful results from its research efforts and obtaining the financing to complete the development and achieve future profitable production or, alternatively, upon the Company's ability to dispose of its interests on an advantageous basis.

In the past, the Company has been successful in raising funds in the equity market for exploration, research and operating activities, but there is no assurance that it will be able to do so in the future. If future financing efforts do not meet with success, there is substantial doubt about the ability of the Company to continue as a going concern as it would likely have to dispose of its assets on a less than advantageous basis.

These financial statements do not give effect to any adjustments which might be necessary should the Company be unable to continue its operations as a going concern.

2.       Significant accounting policies

The consolidated financial statements are expressed in Canadian dollars and are prepared in accordance with accounting principles generally accepted in Canada. These financial statements include the accounts of the Company and its wholly owned subsidiaries, Dawson Bay Minerals Inc., Swift River Minerals Ltd., and Rockyview Development Limited and its subsidiaries. Swift River Minerals Ltd. was voluntarily dissolved on June 30, 2000. Rockyview Development Limited and its subsidiaries have been inactive for the past three years.

(a)      Mineral Exploration Costs

During the quarter ended March 31, 2001, the Company adopted the requirements of Accounting Guideline 11, "Enterprises in the Development Stage" (see Note 3). Pursuant to the adoption of this Guideline, commencing January 1, 2001, the Company expenses mineral exploration costs unless the deferral criteria are met and it is probable that they will be recoverable from the future operations of the related project.

Prior to 2001, mineral leases and permits were recorded at cost. Cost included cash consideration and the market value of shares issued, if any. All direct and indirect acquisition and exploration expenditures were capitalized and deferred until the leases and permits to which they related were placed into production, sold, allowed to lapse, or abandoned. These costs were to be amortized over the estimated useful lives of the leases and permits following the commencement of production, or written off if the leases and permits were sold, allowed to lapse, or abandoned. The Company assessed the carrying value of these mineral exploration costs annually and then, based on estimates, adjusted the carrying amount for any impairments in value or surrender of permits or leases. The net costs related to abandonment or impairment were charged to earnings.

Leases and permits acquired under option or joint venture agreements, whereby payments are made at the sole discretion of the Company, are recorded in the accounts at the time of payment.

F5

(b)     Capital Assets

Capital assets are recorded at cost. Amortization is provided using methods and rates intended to amortize the cost of assets over their estimated useful lives.
	Method	Rate
Equipment	Declining balance	20% - 30%
Computer	Declining balance	30% - 100%
Automotive	Declining balance	30%
Leasehold improvements	Straight line	20%

(c)      Future Income Taxes

The Company has adopted the asset and liability method of accounting for income taxes. Under this method, future income tax liabilities and future income tax assets are recorded based on temporary differences - the difference between the carrying amount of an asset or liability in the consolidated balance sheet and its tax basis - at the rate enacted at the date of the balance sheet. At the end of each year, future tax assets and future tax liabilities are reassessed, and any changes in the settlement value are reflected in income.

(d)     Stock Options

No compensation expense is recognized when stock options are issued to employees, service providers or directors. Any consideration paid by the optionee on the exercise of stock options is credited to share capital.

(e)     Cash and Cash Equivalents

Cash and cash equivalents include balances with banks and short-term investments with maturities of three months or less. Cash subject to restrictions that prevent its use for current purposes is included in restricted cash.

(f)      Flow-through Shares

Under Canadian income tax legislation, corporations are permitted to issue shares whereby the Company agrees to incur qualifying expenditures, as defined under the Canadian Income Tax Act, and renounce the related income tax deductions to the investors. Share capital is reduced by the estimated future income tax benefit of the renounced deductions as the expenditures are incurred.

(g)      Research Costs

The Company is actively engaged in researching new mineral technology applications. Costs associated with such projects, including patent application costs, are expensed in the period they are incurred.

(h)      Per Share Amounts

Earnings per share amounts are computed using the weighted average number of common shares outstanding of 33,631,500 (2000 - 32,278,000; 1999 - 26,681,000). On January 1, 2001, the Company adopted the treasury stock method, as described in Note 3.

(i)       Use of Estimates

The preparation of financial statements in conformity with Canadian generally acceptable accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant areas requiring the use of management estimates include estimates related to the determination of impairment of mineral exploration costs, reclamation obligations and determination of qualifying renouncements. These estimates are reviewed periodically and, as adjustments become necessary, they are reported in earnings in the periods in which they become known.

F6

3.    Adoption of accounting policies

           (a)     Mineral Exploration Costs

In March 2000, the Accounting Standards Board of the Canadian Institute of Chartered Accountants (CICA) issued Accounting Guideline 11 "Enterprises in the Development Stage" (AcG-11). The Guideline was effective for fiscal periods beginning on or after April 1, 2000, which affects the Company's December 31, 2001 year-end. Under AcG-11, all deferred resource property expenditures are reviewed, on a property-by-property basis, to assess their recoverability. When the carrying value of a property exceeds its net recoverable amount (net recoverable amounts are estimated by quantifiable evidence of an economic geological resource or reserve, joint venture expenditure commitment or the Company's assessment of a property's realizable value), a provision is made for the impairment in value. Previously, the Company capitalized all of the exploration costs incurred on its mineral properties if exploration was continuing on the property, on the basis that sufficient exploration had not occurred to assess whether the deferred costs would be recovered from a geological resource or reserve.

The Company was aware that there were differing views of how AcG-11 could affect mining companies with respect to deferred mineral exploration costs. Although the Company had, and still continues to hold, sizeable land areas under mineral exploration leases and permits, it adopted AcG-11 and, in the absence of quantifiable evidence of a geological resource or reserve, wrote off its deferred mineral exploration costs. The Company has accounted for this change in accounting policy on a retroactive basis as a cumulative adjustment to increase the opening deficit and reduce the carrying value of mineral exploration costs at January 1, 2001, by $8,338,431. Prior periods have not been restated.

In March 2002, subsequent to the adoption of the accounting policy, the CICA issued Emerging Issues Committee "Accounting by Mining Enterprises for Exploration Costs" (EIC-126) as additional guidance on this matter. Among other things, EIC-126 concluded that a mining enterprise that has not established mineral reserves objectively and, therefore, has no basis for preparing a projection of the estimated future net cash flow from the property is not precluded from capitalizing exploration costs, nor is it obliged to conclude that the capitalized costs have been impaired.

While the Company understands that EIC-126 provides additional clarification and guidance to support its previous policy for accounting for mineral exploration costs, the Company believes the change in accounting policy is appropriate for its circumstances and is consistent with reporting practices followed in the United States. The Company considers its exploration properties to be prospective, and will continue its exploration activities in search of an economic ore body.

(b)      Per Share Amounts

The Canadian Institute of Chartered Accountants has approved a new standard for the computation, presentation and disclosure of earnings per share amounts. The Company has adopted the new standard effective January 1, 2001, and has applied it to calculate earnings per share as at December 31, 2001. The Company has also retroactively applied the method to the earnings per share calculations for the years ended December 31, 2000, and 1999. Under the new standard, the treasury stock method is used, instead of the imputed earnings method, to determine the dilutive effect of stock options and other instruments. Under the treasury stock method, only "in the money" dilutive instruments have an impact on the diluted calculations. In computing the diluted loss per share, 546,500 shares were added to the weighted average number of common shares outstanding during the year ended December 31, 2001 (2000 - 1,432,000; 1999 - 1,417,000). The effect of stock options and warrants on the per share amounts are anti-dilutive as their inclusion would reduce the loss per share; therefore, diluted amounts are not presented.

4.    Cash

	2001	2000
Cash, available for use	271,714	2,823,715
Cash, subject to restriction	19,000	38,000
	290,714	2,861,715
Cash subject to restriction represents an amount on deposit as security for a letter of credit to the government of Manitoba.

F7

5.    Investment

	2001	2000
Tahera Corporation	-	15,930

During the year ended December 31, 1999, the cost of the Company's investment in 177,000 shares of Tahera Corporation, formerly Lytton Minerals Limited, had been written down to reflect its market value as at December 31, 1999. Also during 1999, the Company disposed of 40,000 shares for net proceeds of $8,890.

The market value of the investment at December 31, 2000, was $21,240.

During 2001, all of the 177,000 shares of Tahera Corporation were sold for proceeds of $31,392.

6.    Capital assets

	Cost	2001 Net Book Value	Cost	2000 Net Book Value

Equipment	271,470	128,852	229,605	115,055
Computer	227,482	50,711	212,567	55,073
Automotive	38,417	20,522	38,417	29,317
Leasehold improvements	30,009	25,743	2,501	1,142
	567,378	225,828	483,090	200,587

7.    Mineral exploration costs

	Balance December 31, 2000	Change in Accounting Policy (Note 3)	Balance December 31, 2001

Alberta	8,217,013	(8,217,013)	-
Manitoba	121,418	(121,418)	-
	8,338,431	(8,338,431)	-

	Balance December 31, 1999	Additions During the year	Writedown During the year	Balance December 31, 2000

Alberta	7,715,104	2,233,588	1,731,679	8,217,013
Yukon	1	-	1	-
Manitoba	113,401	68,725	60,708	121,418
	7,828,506	2,302,313	1,792,388	8,338,431

F8

	2001	2000	1999
Administration	6,414	71,136	3,000
Assay and geological	56,091	210,313	191,978
Land lease and permit *	171,250	1,579,366	50,414
Materials, services and drilling	177,744	140,103	109,209
Rental	81,228	58,486	8,150
Salaries	342,915	185,303	244,503
Travel and accommodations	105,888	57,606	51,140
	941,530	2,302,313	658,394

            * The 2000 land lease and permit cost includes $1,400,000 relating to shares issued for mineral permits.

(a)      Alberta

Although the Company has adopted the policy of expensing mineral exploration costs, it still holds a significant number of mineral rights in the Athabasca and Birch Mountain regions of northern Alberta.

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

During 2001, certain lands in the Marguerite River area were designated wildlife preserves under the Special Places 2000 initiative of the Alberta Government. This designation effects only a small portion of the land interests held by the Company, and it is management's opinion that this designation will have a minimal effect on the Company. Additionally, the pre-existing mineral rights attached to these properties still remain in effect under the Special places 2000 initiative.

On December 7, 2001, the Company relinquished 10 metallic and industrial minerals permits covering 91,114 hectares (225,147 acres).

At December 31, 2001, the Company's mineral property in the Athabasca region was comprised of 83 permits and 27 leases covering 675,316 hectares (1,668,375 acres). Precious metals are the principal exploration target on this property.

Based on the amount of land held under permits in the Athabasca region at December 31, 2001, the Company would be required to file an assessment report with the authorities indicating expenditures of approximately $8,200,000. This assessment filing is due April 30, 2002. Management estimates that as at February 28, 2002, approximately $6,000,000 in assessment work had been completed, an amount that is comprised of direct spending by the Company as well as significant costs incurred by other parties involved with the Company as a result of Co-Development Agreements. The Company expects to relinquish some of its lower priority mineral permits in 2002.

Based on the amount of land held under lease at December 31, 2001, annual lease payments of approximately $170,000 will be required.

F9

At December 31, 2001, the Company's mineral property in the Birch Mountains region was comprised of 10 permits covering 92,160 hectares (227,731 acres). Diamond-bearing kimberlite intrusive rocks are the principal exploration target on this property, but the Company has also conducted some preliminary precious metal exploration in this region as well.

Based on the amount of land held under permits in the Birch Mountains region at December 31, 2001, the Company would be required to file an assessment report with the authorities indicating expenditures of approximately $1,240,000. This assessment filing is due April 30, 2002, and will be filed jointly with the Athabasca assessment.

During 2001, the Company entered into discussions with Shear Minerals Ltd. (Shear) and Marum Resources Inc. (Marum). Under the terms of the agreement, Marum agreed to pay 100,000 of their shares, and Shear has agreed to pay 50,000 of their shares, to the Company. These shares were issued to the Company subsequent to December 31, 2001. Per the agreement, Marum and Shear can earn a total of 30% interest in the diamond rights held by the Company by spending $150,000 on exploration and by completing three drill holes, within the first year of the agreement. Marum and Shear can earn an additional 30% interest in the diamond rights in year two by spending $150,000 on exploration, and another 30% interest in the diamond rights, for a total of 90% interest in the diamond rights, by spending $250,000 on exploration in year three of the agreement. The Company will retain a 10% interest in the project and will hold a 2% gross overriding royalty on diamond production from the property. Marum and Shear may purchase 1% of the gross overriding royalty at any time for a payment of $2,000,000.

(b)     Yukon

The Company did not exercise its option in 1998 to purchase a 100% interest in the Swift River permits in the Yukon. As a result, in 2000, the Company wrote off all costs related to this project.

(c)     Manitoba

The Company's exploration activity in Manitoba is in the Dawson Bay area. The Dawson Bay mineral property is held by Dawson Bay Minerals Inc., a wholly owned subsidiary of Birch Mountain Resources Ltd.

On May 8, 2001 the Company announced that it had relinquished 82,030 hectares (202,614 acres) of special exploration permits in the Dawson Bay area, retaining only one exploration permit covering 9,784 hectares (21,177 acres). An assessment filing of $14,676 is due on April 20, 2002, to maintain this permit. At present, it is the Company's intention not to file this assessment, thereby forfeiting the last remaining permit in the Dawson Bay area.

8.       Credit arrangement

At December 31, 2001, the Company had an authorized line of credit totalling $500,000, none of which was drawn. The rate of bank prime plus one will be applied to amounts drawn. Security provided includes cash, credit balances and deposit instruments held by the Company.

9.       Share capital

The Company is incorporated under the jurisdiction of the Business Corporations Act of Alberta.

(a)      Authorized capital

Unlimited number of common voting shares
Unlimited number of preferred shares issuable in series
Unlimited number of non-voting shares

F10

(b)    Common shares

	Number	Amount

Balance December 31, 1999	28,289,884	18,654,561
Issued for cash
Private placement	1,205,256	1,386,047
Private placement of flow-through shares	1,160,000	1,334,000
Stock options exercised	625,600	335,904
Warrants exercised	1,322,226	1,330,976
Issued in lieu of salary	350,000	490,000
Issued for mineral rights	600,000	1,400,000
Tax benefits renounced on flow-through shares	-	(264,964)
	33,552,966	24,666,524
Share issuance costs net of tax benefit of $15,436	-	(32,694)
Balance December 31, 2000	33,552,966	24,633,830
Issued for cash
Private placement	94,156	72,500
Tax benefits renounced on flow-through shares	-	(359,825)
Balance December 31, 2001	33,647,122	24,346,505

During 2001, the Company completed a private placement of 94,156 units at $0.77 per unit, none of which were flow-through units. Each unit consisted of one common share. No commissions were paid in relation to this issue.

At December 31, 2001, the Company had incurred and renounced approximately $1,259,000 of its flow-through commitment of $1,334,000. An additional amount of $75,000 incurred during the first 60 days of 2002 has been renounced effective December 31, 2001.

During 2001, the Company entered into an agreement with AuRIC Precious Metals Inc. (AuRIC) to purchase rights to a customized fire assay protocol developed by AuRIC. The contract includes provisions for independent, third-party verification tests using a double-blind, chain-of-custody test protocol, the costs of which are to be born by the Company. When the Company is satisfied that AuRIC has met all of the conditions of the agreement, the Company has agreed to purchase the assay protocol from AuRIC for consideration of US$400,000 plus 640,000 common shares of the Company, 400,000 that will be free trading, and the issuance of which must comply with the applicable laws in Canada and the United States.

During 2000, the Company entered into an agreement with American Precious Metals (APM) whereby APM will provide introductions to parties who could aid in advancing the determination of precious metals. The Company issued 350,000 shares at $1.40 during 2000 and was to issue an additional 150,000 shares upon the determination that APM had delivered to the Company a successful assay method, as confirmed by independent tests done in a third-party laboratory. The costs related to this service were included in consulting costs in 2000. To date, APM has not presented an assay method and, as a result, the Company has not issued any additional shares to APM.

During 2000, the Company completed private placements of 2,365,256 units at $1.15 of which 1,160,000 were flow-through units. Each unit consisted of one common share and one-half common share warrant. A commission of 19,565 units was paid in relation to this issue.

At December 31, 2000, the Company had incurred and renounced approximately $450,000 of its commitment of $1,334,000. An additional amount of $78,000 incurred during the first 60 days of 2001 was renounced effective December 31, 2000.

F11

(c)      Preferred Shares

An unlimited number of preferred shares may be issued in one or more series, and the directors are authorized to fix the number of shares in each series and to determine the designation, rights, privileges and conditions attached to the shares of each series.

(d)     Reserved for Issue

Options

The Company has a stock option plan under which the board of directors can grant options to purchase common shares to senior employees, consultants and directors, limited to a maximum of 10% of the issued and outstanding shares and a term not exceeding five years. All options vest at the time of issue.

The Company has granted options on common shares as follows:

	Number of Options	Price Range ($)	Weighted Average Price ($)	Expiry Date
December 31, 1999 outstanding	2,795,600	0.22 - 1.36	0.80	2000 - 2004
Exercised	(625,600)	0.22 - 1.36	0.54	2000 - 2004
Cancelled	(250,000)	1.06	1.06	2000
December 31, 2000 outstanding	1,920,000	0.22 - 1.36	0.85	2001 - 2004
Granted	683,750	0.60 - 0.65	0.62	2006
Cancelled	(305,000)	0.70 - 1.36	0.92	2002 - 2004
December 31, 2001 outstanding	2,298,750	0.22 - 1.36	0.77	2002 - 2006

The following summarizes information about stock options outstanding as at December 31, 2001:

Number of Shares	Expiry date	Weighted Average Price ($)
75,000	January 2002	0.70
50,000	March 2002	0.70
10,000	June 2002	0.70
150,000	March 2003	0.22
75,000	July 2003	0.22
490,000	November 2003	0.35
30,000	July 2004	1.25
735,000	November 2004	1.36
408,750	January 2006	0.60
275,000	April 2006	0.65
2,298,750		0.77

F12

Warrants

In relation to private placements, the Company has the following warrants outstanding:

	Number of Warrants	Price Range ($)	Weighted Average Price ($)	Expiry Date
December 31, 1999 outstanding	1,669,264	1.00 - 1.50	1.07	2000
Issued	1,182,628	1.50	1.50	2001
Exercised	(1,322,226)	1.00 - 1.50	1.01	2000
Expired	(118,885)	1.00	1.00	2000
December 31, 2000 outstanding	1,410,781	1.50	1.50	2001*
Issued	-	-	-	-
Exercised	-	-	-	-
Expired	-	-	-	-
December 31, 2001 outstanding	1,410,781	1.50	1.50	2002

*

The Company has received approval from the Canadian Venture Exchange Inc. to extend the expiry date of the following warrants: 228,152 warrants which were to have expired on November 10, 2001, have been extended to June 21, 2002; 764,231 warrants which were to have expired on October 22, 2001, have been extended to June 21, 2002; 408,614 warrants which were to have expired on October 25, 2001, will now expire on June 25, 2002; and 9,784 warrants which were to have expired on October 31, 2001, have been extended to June 31, 2002. The exercise price of all warrants will remain $1.50 per share.

(e)    Escrowed Shares

Under the requirements of the Alberta Securities Commission and the Canadian Venture Exchange Inc., 12,483,040 common shares issued in connection with the Company's initial listing as a Junior Capital Pool Corporation, its major transaction and its initial public offering, were held in escrow. As at December 31, 1998, all of these shares have been released from escrow. Under the terms of a voluntary pooling agreement, an additional 8,528,366 common shares were also placed in escrow and were to be released equally over five years.

As at December 31, 2001, nil common shares remained in escrow (2000 - 1,705,678).

10.    Continuing obligations

The Company rents premises and equipment under operating leases requiring annual payments over the next five years as follows:

2002	379,000
2003	373,000
2004	373,000
2005	353,000
2006	324,000

F13

11.    Related-party transactions

The Company had the following transactions with related parties:

  Included in mineral exploration costs are amounts paid for aircraft usage and airborne surveying services of $Nil (2000 - $Nil; 1999 - $78,000) to a company controlled by a director;

  Included in salaries, management fees, and benefits are management fees aggregating $Nil (2000 - $Nil; 1999 - $2,400) which were paid to companies employing the services of a director; and

  Included in shareholder services and promotion are amounts of $8,288 (2000 - $5,750; 1999 - $625) paid to a company controlled by the spouse of a director.

These transactions were in the normal course of operations and were measured at the exchange amount, which is the amount of consideration establishing and agreed to by the related parties.

12. Income taxes

Future income tax assets consist of the following temporary differences:

	2001	2000	1999
Mineral exploration costs	5,355,105	2,004,052	744,855
Capital assets	172,156	141,985	117,689
Scientific Research and Experimental Development
Expenditures Unclaimed	89,157	94,471	94,471
Loss carryforwards	869,553	662,160	662,389
Share issuance costs	21,843	32,780	79,473
Valuation allowance	(6,507,814)	(2,935,448)	(1,698,877)
Future tax assets (net of valuation allowance)	-	-	-

At December 31, 2001, the Company has the following deductions available, which have been reflected in the financial statements:

  Canadian mining exploration costs and undepreciated capital cost allowance of $13,352,000 (2000 - $12,000,000, 1999 - $9,300,000) which may be carried forward indefinitely;

  Scientific Research and Experimental Development costs of $211,000, which may be carried forward indefinitely; and

  Non-capital loss carryforwards of approximately $2,065,000 which will expire as follows:

2002	387,000
2003	307,000
2004	297,000
2005	132,000
2006	185,000
2007	-
2008	757,000

In addition to the above, the Company has the following deductions available, which have not been reflected in the financial statements:

  Capital losses of $765,000 which may be carried forward indefinitely; and

  Investment tax credits of $38,000 available for carry forward to 2005.

  F14

  The income tax recovery differs from the amount that would be expected by applying the current tax rates for the following reasons:

	2001	2000	1999
Loss before taxes	2,539,220	3,769,250	802,497
Expected tax recovery of 42.11% (2000 and 1999 - 44.62%)	1,069,266	1,681,839	358,074
Mineral exploration expenses capitalized for tax	(295,773)	(500,547)	(25,081)
Other	(25,007)	(9,464)	(17,728)
Resource allowance	(64,780)	(184,491)	(62,045)
Share issue costs	9,093	73,035	77,096
Valuation allowance	(332,974)	(821,750)	(103,516)
Future income tax recovery	359,825	238,622	226,800

  13.     Segmented information

  The Company's principal business segment is the acquisition and exploration of mineral leases and permits, and the development of mineral technologies. All of the Company's leases and permits are in the exploration stage. The Company's activities are focused on Western Canada, as detailed in Note 7.

  14.    Financial instruments

  The Company's financial instruments include cash, accounts receivable, investment and accounts payable. There are no material differences between their fair values and carrying values at the balance sheet dates.

  15.    Subsequent events

  Subsequent to the balance sheet date, the Company received 50,000 shares of Shear Minerals Ltd, and 100,000 shares of Marum Resources Inc., as per the terms of the agreement outlined in Note 7.

  On March 7, 2002, the Company and the Canadian Venture Exchange Inc. reached an agreement whereby the Canadian Venture Exchange Inc. agreed to lift the suspension imposed by it on March 5, 2001, and reinstate the shares of the Company to trading. Part of the agreement includes a reimbursement of expenses associated with the technical audit costs paid by the Company as a result of the trading suspension. The Company's shares resumed trading on March 11, 2002.

  16.    Comparative figures

  Certain comparative figures have been reclassified to conform with current year presentation.

  F15

17.	Material differences between Canadian and United States generally accepted accounting principles

  The consolidated financial statements of the Company have been prepared in accordance with generally accepted accounting principals (GAAP) in Canada. Significant differences between GAAP in Canada and the United States that would have an effect on these consolidated financial statements are as follows:

  (a)    The balance of any unspent funds raised under a flow-through arrangement is considered restricted cash under U.S. GAAP and would require separate disclosure on the face of the balance sheet. In addition, such restricted amounts would not be considered cash and cash equivalents for cash flow reporting purposes. The amount of such restricted cash applicable to future flow-through expenditures included in the balance sheet was $75,000 at December 31, 2001 (2000 - $806,000).

  (b)    Mineral exploration costs are accounted for in accordance with Canadian GAAP as discussed in Note 2. For U.S. GAAP purposes, the Company expenses exploration costs relating to unproven mineral leases and permits as incurred as well as acquisition costs for leases and permits that do not provide for unrestricted exploration. Any write-down of capitalized exploration costs would be considered an operating expense and included in the determination of operating loss for the period in which the write down occurred. For U.S. GAAP cash flow statement purposes, mineral exploration costs would be shown under operating activities rather than under investing activities. For 2001, the Company's treatment of mineral exploration costs is similar to the treatment under U.S. GAAP, resulting in no material differences.

  (c)    Future income taxes related to flow-through shares for renunciation of qualified resource expenditures, are treated as a cost of issuing those securities for Canadian GAAP. For U.S. GAAP, these costs are included in the future tax provision.

  If these consolidated financial statements were prepared in accordance with US GAAP, the impact on the balance sheets would be as follows:

	2001	2000
Mineral exploration costs under Canadian GAAP	-	8,338,431
Exploration expenditures	-	8,338,431
Mineral exploration costs under U.S. GAAP	-	-
Deficit under Canadian GAAP	24,045,999	13,528,173
Exploration expenditures	-	8,338,431
Future income taxes	1,229,889	870,064
Deficit under U.S. GAAP	25,275,888	22,736,668

  In addition, the impact on the consolidated statements of loss would be as follows:

	2001	2000
Net loss for the year under Canadian GAAP	2,179,395	3,530,628
Exploration expenditures	-	509,885
Future income taxes	359,825	238,662
Net loss for the year under U.S. GAAP	2,539,220	4,279,175
Loss per share under U.S. GAAP
Basic	0.08	0.13

  F16

  For U.S. GAAP purposes, the Company has adopted APB Opinion No.25, Accounting for Stock Issued to Employees (APB 25), to account for stock based compensation to employees and directors using the intrinsic value-based method whereby compensation cost is recorded for the excess, if any, of the quoted market price, at the date granted. As at December 31, 2001, no compensation cost has been required to be recorded for any period under this method, as the option price has been equal to the market price on the date of the grant.

  The Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation (SFAS 123), issued in October 1995, requires the use of the fair value-based method of accounting for stock options. Under this method, compensation cost is measured at the date of grant based on the fair value of options granted and is recognized over the vesting period. These costs were calculated in accordance with the Black-Scholes option pricing model, assuming no dividends are to be paid, vesting occurring on the expiration of the grant, and an annual risk-free rate of 5%. There were 683,750 options issued during 2001 (2000 - Nil).

  Had the Company adopted SFAS 123 for its U.S. GAAP disclosure, the following net losses would have been reported:

	2001	2000
Net loss for the year under U.S. GAAP	2,539,220	4,279,175
Pro-forma stock compensation	95,061	193,087
Pro-forma loss for the year under U.S. GAAP	2,634,281	4,472,262
Loss per share under U.S. GAAP
Basic	0.08	0.14

  F17

BIRCH MOUNTAIN RESOURCES LTD.
CONSOLIDATED BALANCE SHEET
AS AT MARCH 31, 2002
( UNAUDITED )

	31-Mar-02		31-Dec-01
			Audited
ASSETS
Current Assets
Cash	79,735		290,714
Accounts receivable	34,531		32,968
Prepaids and deposits	148,061	262,327	60,097	383,779

Capital Assets		212,839		225,828
Total Assets		$475,166		$609,607

LIABILITIES & SHAREHOLDER'S EQUITY
Current Liabilities
Accounts payable	570,666		309,101
Short term loan	111,300		-
		$681,966		$309,101

Shareholder's Equity (Deficiency)
Share capital	24,330,612		24,346,505
Share subscriptions	76,550		-
Deficit	-24,613,962	-206,800	-24,045,999	300,506
Total Liabilities and Shareholder's Equity		$475,166		$609,607

  F18

BIRCH MOUNTAIN RESOURCES LTD.
CONSOLIDATED STATEMENT OF LOSS AND DEFICIT
FOR THE THREE MONTHS ENDED MARCH 31, 2002
( UNAUDITED )

	31-Mar-02	31-Mar-01

EXPENSES
Amortization	13,087	13,451
Consulting	-	6,500
Mineral exploration costs	237,135	130,551
Office	54,066	81,266
Professional Fees	98,122	172,155
Research costs	23,455	50,235
Salaries, management fees and benefits	124,680	119,430
Shareholder services and promotion	33,460	52,771

LOSS BEFORE THE FOLLOWING	584,005	626,359

Interest and other income	-149	-21,716

Loss before income taxes	$583,856	$604,643
Future income tax recovery	-15,893	-$52,000
Net loss for the period	$567,963	$552,643

Deficit, beginning of period	24,045,999	21,866,604

Deficit, end of period	$24,613,962	$22,419,247

Loss per share
Basic	0.02	0.02

Share capital
Issued and outstanding	33,647,122	33,552,966

  F19

BIRCH MOUNTAIN RESOURCES LTD.
CONSOLIDATED STATEMENT OF CASH FLOW
FOR THE THREE MONTHS ENDED MARCH 31, 2002
( UNAUDITED )

	31-Mar-02		31-Mar-01

CASH FLOWS FROM OPERATING ACTIVITIES
Interest income received	149		21,716
Cash paid to employees	-229,936		-202,065
Cash paid to suppliers	-168,943	-398,730	-488,746	-669,095

CASH FLOWS FROM FINANCING ACTIVITIES
Short term loan	111,300
Shares subscription received	76,550
Share issuance costs	-	187,850	73,357	73,357

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of capital assets	-99		-18,416
		-99		-18,416

INCREASE (DECREASE) IN CASH		-$210,979		-$614,154

CASH AT BEGINNING OF PERIOD		290,714		2,861,715

CASH AT END OF PERIOD		$79,735		$2,247,561

  F20

  Birch Mountain Resources Ltd.
  Notes to the Unaudited Financial Statements
  For the period ended March 31, 2002

  1.       Nature of operations and going concern considerations

  Birch Mountain Resources Ltd. (the "Company") is in the process of exploring its mineral leases and permits and has not yet determined whether they contain economically recoverable reserves.

  These financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles on a going concern basis. This presumes funds will be available to finance ongoing exploration, operations and capital expenditures and permit the realization of assets and the payment of liabilities in the normal course of operations for the foreseeable future.

  The Company is obligated to incur certain levels of expenditures to maintain its rights to continue exploration of certain mineral leases and permits. The Company's ability to continue as a going concern is largely dependent on its success in obtaining sufficient funds to carry out exploration activities on its mineral claims, preserving its interest in the underlying claims, establishing the existence of economically recoverable mineral reserves, achieving successful results from its research efforts and obtaining the financing to complete the development and achieve future profitable production or, alternatively, upon the Company's ability to dispose of its interests on an advantageous basis.

  In the past, the Company has been successful in raising funds in the equity market for exploration, research and operating activities, but there is no assurance that it will be able to do so in the future. If future financing efforts do not meet with success, there is substantial doubt about the ability of the Company to continue as a going concern as it would likely have to dispose of its assets on a less than advantageous basis.

  These financial statements do not give effect to any adjustments which might be necessary should the Company be unable to continue its operations as a going concern.

  2.       Significant accounting policies

  These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles. The accounting policies followed in preparing these financial statements are those used by the Company as set out in the audited financial statements for the year ended December 31, 2001, with the exception of the adoption of the accounting policy as described in Note 3. Certain information and note disclosure normally included in consolidated financial statements prepared in accordance with generally accepted accounting principles are not included. These interim financial statements should be read together with the Company's audited consolidated financial statements for the year ended December 31, 2001.

  In the opinion of management, all adjustments considered necessary for fair presentation have been included in these consolidated financial statements.

  3.       Adoption of accounting policy

  Stock-based compensation and other stock-based payments

  Effective January 1, 2002, the Company adopted the new CICA Handbook Section 3870, which requires that a fair value based method of accounting be applied to all stock-based payments to non-employees and to direct awards of stock to employees. However, the new standard permits the Company to continue its existing policy of recording no compensation cost on the grant of stock options to employees with the addition of pro forma information. The Company has applied the pro forma disclosure provisions of the new standard to awards granted on or after January 1, 2002. The pro forma effect of awards granted prior to January 1, 2002 has not been included.

  F21

  The standard requires the disclosure of pro forma net earnings and earnings per share information as if the Company had accounted for employee stock options under the fair value method. The fair value of the options issued in the quarter was determined using the Black-Scholes option pricing model with the following assumptions: risk-free rate of 5.00%; dividend yield of 0%, a volatility factor of 10%, and option life of five years. For purposes of pro forma disclosures, the estimated fair value of the options is amortized to income over the expected option life.

  4.       Stock-based compensation

  The following are the pro forma net loss and basic loss per share amounts had the Company charged the fair share of stock-based compensation to net loss:

Three Months Ended March 31, 2002
Net loss for the period	567,963
Pro forma stock compensation	3,133
Pro forma loss for the period	571,096

Loss per share - basic	0.02

  5.       Share capital

  (a)    Common shares

  At March 31, 2002, 33,647,122 shares were outstanding. There were no shares issued during the three months ended March 31, 2002.

  (b)     Reserved for issue

  Options

  The Company has a stock option plan under which the board of directors can grant options to purchase common shares to senior employees, consultants and directors, limited to maximum of 10% of the issued and outstanding shares and a term not exceeding five years.

  The Company has granted options on common shares as follows:

	Number of Options	Price Range ($)	Weighted Average Price ($)	Expiry Date
December 31, 2001 outstanding	2,298,750	0.22 - 1.36	0.77	2002 - 2006
Granted	1,140,000	0.26	0.26	2007
Cancelled	(125,000)	0.70	0.70	2002
March 31, 2002 outstanding	3,313,750	0.22 - 1.36	0.60	2002 - 2007

  F22

  As a subsequent event, the Board of Directors approved a new stock option plan. The plan received conditional approval from the Exchange April 12, 2002. The aggregate number of shares issuable upon the exercise of all options granted under the new plan shall not exceed 3,392,674 common shares. This is in addition to the 3,313,750 stock options currently issued and outstanding under the existing stock option plan. The full plan is contained in the Information Circular mailed to shareholders for approval at the Annual General and Special Meeting to be held June 20, 2002.

  Warrants

  At March 31, 2002, 1,410,781 warrants were outstanding. No warrants were issued or cancelled during the first three months ended March 31, 2002.

  6.       Future Income Tax Recovery

  Under Canadian income tax legislation, corporations are permitted to issue shares whereby the Company agrees to incur qualifying expenditures, as defined under the Canadian Income Tax Act, and renounce the related income tax deductions to the investors. Share capital is reduced by the estimated future income tax cost of the renounced deductions as the expenditures are incurred.

  Based on the expenditures during the three months ended March 31, 2002, future income tax recoveries of $15,893 have been recorded along with a corresponding reduction to share capital.

  7.       Shareholder Loans

  The Company received loans from shareholders in the amount of $111,300 in the quarter ended March 31, 2002, and subsequently has received additional shareholder loans in the amount of $71,550. These notes come due August 30, 2002.

  8.      Related Party Transactions during the Period

  Included in shareholder services and promotion are amounts paid to a company controlled by the spouse of a director totalling $1,375 for the first three months ended March 31, 2002.

  9.       Subsequent events

  Subsequent to March 31, 2002, the Company entered into discussion with Suncor Energy Inc. for the sale of limestone for aggregate purposes, the rights of which are held by the Company.

  To date, the value of this agreement is not determinable and as a result has not been accrued in the financial statements.

  F23

  10.     Material differences between Canadian and United States generally accepted accounting principles

  The consolidated financial statements of the Company have been prepared in accordance with generally accepted accounting principals (GAAP) in Canada. Significant differences between GAAP in Canada and the United States that would have an effect on these consolidated financial statements are as follows:

a.

  The balance of any unspent funds raised under a flow-through arrangement is considered restricted cash under U.S. GAAP and would require separate disclosure on the face of the balance sheet. In addition, such restricted amounts would not be considered cash and cash equivalents for cash flow reporting purposes. The amount of such restricted cash applicable to future flow-through expenditures included in the balance sheet was nil at March 31, 2002 (December 31, 2001 - $75,000).

b.

  Future income taxes related to flow-through shares for renunciation of qualified resource expenditures, are treated as a cost of issuing those securities for Canadian GAAP. For U.S. GAAP, these costs are included in the future tax provision.

  If these consolidated financial statements were prepared in accordance with US GAAP, the impact on the balance sheets would be as follows:

	March 31, 2002	December 31 2001
Deficit under Canadian GAAP	24,613,962	24,045,999
Future income taxes	1,245,782	1,229,889
Deficit under U.S. GAAP	25,859,744

  In addition, the impact on the consolidated statements of loss would be as follows:

	3 months March 31, 2002	3 months March 31 2001
Net loss for the period under Canadian GAAP	567,963	552,643
Future income taxes	15,893	52,000
Net loss for the period under U.S. GAAP	583,856	604,643
Loss per share under U.S. GAAP	0.02	0.02

  For U.S. GAAP purposes, the Company has adopted APB Opinion No.25, Accounting for Stock Issued and Employees (APB 25), to account for stock based compensation to employees and directors using the intrinsic value based method whereby compensation cost is recorded for the excess, if any, of the quoted market price, at the date granted. As at March 31, 2002, no compensation cost has been required to be recorded for any period under this method, as the option price has been equal to the market price on the date of the grant.

  The Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation (SFAS 123), issued in October 1995, requires the use of the fair value based method of accounting for stock options. Under this method, compensation cost is measured at the date of grant based on the fair value of options granted and is recognized over the vesting period. These costs were calculated in accordance with the Black-Scholes option pricing model, assuming an annual risk free rate of 5%, a dividend yield of 0%, a volatility factor of 10%, and an option life of five years.

  F24

  Had the Company adopted SFAS 123 for its U.S. GAAP disclosure, the following net losses would have been reported:

	3 months March 31, 2002	3 months March 31, 2001
Net loss under U.S. GAAP	583,856	604,643
Pro forma stock compensation	24,953	132,128
Pro forma net loss under U.S. GAAP	608,809	736,771
Pro forma loss per share under U.S. GAAP	0.02	0.02

  F25