Form 20-F
BIRCH MOUNTAIN RESOURCES LTD
filed 2003-06-30
CIK 1006224

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

                              REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g)
                                                 OF THE SECURITIES EXCHANGE ACT OF 1934
                                                                                 OR
                                ANNUAL REPORT PURSUANT TO SECTION 13 OR 15 (d)
                                                   OF THE SECURITIES EXCHANGE ACT OF 1934
                                                            For the fiscal year ended December 31, 2002
                                                                                                           OR
                                  TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d)
                                                        OF THE SECURITIES EXCHANGE ACT OF 1934
                                                                  For the transition period from       to

Commission file number 000-31645

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

42,107,521 Common Shares

                Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such report), and (2) has been subject to such filing requirements for the past 90 days.

 Yes              No
                Indicated by check mark which financial statement item the registrant has elected to follow.

 Item 17  Item 18

                                                                                                                                    - 1 -

TABLE OF CONTENTS
GLOSSARY & ABBREVIATIONS			4
SPECIAL NOTE REGARDING FORWARD LOOKING STATEMENTS			5
REPORTING CURRENCY AND FINANCIAL INFORMATION			6
ITEM 1	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS		6
	A.	Directors and Senior Management	6
	B.	Advisors	6
	C.	Auditors	6
ITEM 2	OFFER STATISTICS AND EXPECTED TIMETABLE		7
ITEM 3	KEY INFORMATION		7
	A.	Selected Financial Information	7
	B.	Capitalization and Indebtedness	8
	C.	Reasons for the Offer and Use of Proceeds	8
	D.	Risk Factors	8
ITEM 4	INFORMATION ON BIRCH		12
	A.	History and Development of Birch	12
	B.	Business Overview	13
	C.	Organizational Structure	14
	D.	Property, Plants and Equipment	14
ITEM 5	OPERATING AND FINANCIAL REVIEW AND PROSPECTS		19
	General		19
	A.	Operating Results	19
	B.	Liquidity and Capital Resources	21
	C.	Research and Development, Patent and Licenses	23
	D.	Trend Information	23
	E.	Off-balance Sheet Arrangements	24
	F.	Tabular Disclosure of Contractual Obligations	24
ITEM 6	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES		24
	A.	Directors and Senior Management	24
	B.	Compensation	26
	C.	Board Practices	28
	D.	Employees	29
	E.	Share Ownership	29
ITEM 7	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS		29
	A.	Major Shareholders	29
	B.	Related Party Transactions	29
	C.	Interests of Experts and Counsel	30
ITEM 8	FINANCIAL INFORMATION		30
	A.	Consolidated Statements and Other Financial Information	30
	B.	Significant Changes	30
ITEM 9	THE OFFER AND LISTING		30
	A.	Offer and Listing Details	30
	B.	Plan of Distribution	31
	C.	Markets	32
	D.	Selling Shareholders	32
	E.	Dilution	32
	F.	Expenses of the Issue	32
ITEM 10	ADDITIONAL INFORMATION		32
	A.	Share Capital	32
	B.	Memorandum and Articles of Association	32
	C.	Material Contracts	34
	D.	Exchange Controls	34
	E.	Taxation	37
	F.	Dividends and Paying Agents	40
- 2 -
	G.	Statement by Experts	40
	H.	Documents on Display	40
	I.	Subsidiary Information	41
ITEM 11	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK		41
ITEM 12	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES		41
ITEM 13	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES		41
ITEM 14	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITYHOLDERS AND USE OF
	PROCEEDS		41
ITEM 15	CONTROLS AND PROCEDURES		41
ITEM 16	RESERVED BY THE SEC		41
ITEM 17	FINANCIAL STATEMENTS		42
ITEM 18	FINANCIAL STATEMENTS		42
ITEM 19	EXHIBITS		43

GLOSSARY & ABBREVIATIONS

Certain terms and their usage used throughout this annual report are defined below.

ABCA	Means the Business Corporation Act (Alberta).

Assay or fire assay	A high-temperature process involving the melting of a rock to determine its metal content.

Basement	The part of the Earth's crust that occurs beneath a cover of sedimentary rocks.

Carbonate	A sedimentary rock composed of minerals containing carbon and oxygen in the form of carbonate (CO3); for example, limestone.

Cretaceous	The geological time period between about 135 and 65 million years ago.

Devonian	The geological time period between about 410 and 360 million years ago.

Electric Log or E-Log	A graphic or digital record of the measured properties of rocks in a drill hole, recorded as a function of depth.

Evaporite	A sedimentary rock containing minerals formed from the evaporation of marine and non-marine waters.

Exchange or TSXV	The TSX Venture Exchange Inc. and its predecessors.

Extraction	A chemical or physical process by which a metal or mineral is separated and removed from a host rock.

Fault	A discrete surface separating two rock masses which have moved past one another.

Formation or Geological	A body of rock having easily recognizable boundaries and properties that allow it to
Formation	be identified in the field without resorting to microscopic or chemical analyses.

Grade	The relative quantity of ore-mineral content in a mineralized body, e.g. grams of gold per tonne of rock or percent of copper.

Hectare	A metric measurement of area equivalent to 10,000 square meters or 2.4711 acres.

Igneous	A rock that has cooled and solidified from a melt.

Kilometre	A metric measure of length: one kilometre is equivalent to 1000 metres or 0.6214 miles.

Limestone	A rock predominantly composed of the mineral calcite (calcium carbonate (CaCO3)).

Microparticulate or Microparticle	Composed of or comprising particles on the order of 0.1 to 100 micrometres in size.

Mineral Deposit	A body of rock enriched in naturally occurring minerals of potential commercial value.

Mineral	A naturally occurring homogeneous substance having fixed physical properties and chemical composition and a defined crystal form.

Mineralization	The process of formation of minerals in a specific area or geological formation.

Mineral Properties or Mineral	The right to explore and/or mine granted by a government pursuant to one or more of
Property	a claim, contract of work, special exploration permit, mineral lease or mineral permit.

Nanoparticulate or Nanoparticle	Composed of or comprising particles on the order of 0.1 to 100 nanometres in size.

Oil Sand Deposit	A porous body of sandstone containing liquid hydrocarbons or bitumen.

Prairie Gold Model

An exploration model postulating the origin of microparticulate precious and non-precious metals observed in rocks from the Athabasca region of Alberta and the Dawson Bay area of Manitoba. In this model, metals are carried in brines of sedimentary origin and are deposited where oxidation-reduction reactions cause the metals to precipitate.

Precambrian Era	The major period of geologic time before 570 million years ago.

Precious metals	A group of unoxidizable metals of relatively high economic value; includes silver, gold, platinum and palladium.

- 4 -
Sedimentary Rock	A rock originating from the weathering of pre-existing rocks which is deposited in layers on the Earth's surface by air, water or ice.

Structure	The physical arrangement of rock related to its deformation by, for example, faulting.

Tailings	The material removed from the milling circuit after separation of the valuable metals.

Troy ounce	Unit of weight measurement used for all precious metals. The familiar 16-ounce avoirdupois pound equals 14.583 troy ounces. One troy ounce is equivalent to 31.1034 grams.

Unmetamorphosed

Refers to rocks that have not undergone metamorphism, where metamorphism is the process by which the mineralogy and textures of a rock changes during deep burial or by contact with igneous rocks at high temperature and/or pressure.

U.S.	Refers to the United States of America.

CONVERSION FACTORS:	1 Troy ounce	=	31.1034 Grams
	1 Tonne	=	1.1023 Short tons (1,000 kilograms)
	1 Tonne	=	2,204.6 Pounds
	1 Troy ounce per ton	=	34.3 grams per tonne
	1 Hectare	=	2.4711 Acres
	1 Kilometre	=	0.6214 Miles
	1 Metre	=	3.28084 Feet
	1 micrometre	=	0.000001 metre
	1 nanometre	=	0.000000001 metre

SYMBOLS:	Au	=	Gold
	g/t	=	Gram per tonne

In this annual report, the Company may provide cross-references relevant to the information being provided. These cross-references are provided for ease of reference only and are not meant to be exclusionary to other relevant information in this annual report which may relate to the disclosure in question.

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

Numerous factors could cause actual results to differ materially from those in the forward-looking statements, including without limitation the risk of developing new technology, protection of intellectual property, exploration of mineral properties and related activities, the ability to finance future exploration, market prices for precious metals, the ability to produce and market precious metals, the actions of government authorities including increases in taxes, changes in environmental and other regulations, and changes in government, and the dependence upon the abilities and continued participation of certain key employees of Birch. As a result of the foregoing and other factors, no assurance can be given as to future results, levels of activity and achievements.

Investors are cautioned not to put undue reliance on forward-looking statements, and should not infer that there has been no change in the affairs of Birch since the date of this report that would warrant any modification of any forward-looking statement made in this document or other documents filed periodically with securities regulators. All subsequent written and oral forward-looking statements attributable to Birch or persons acting on its behalf are expressly qualified in their entirety by this notice. Except as required by law, Birch disclaims any intent or obligation to update publicly these forward-looking statements, whether as a result of new information, future events or otherwise.

REPORTING CURRENCY AND FINANCIAL INFORMATION

Currency and Exchange Rates

Financial information in this annual report is expressed in Canadian dollars, unless otherwise noted. References to "Cdn$" or "$" are to Canadian dollars. The following tables sets forth, for the period indicated, the high and low exchange rates, the average of the month-end exchange rates and the period-end exchange rate of the Canadian dollar in exchange for United States dollars, based upon the inverse of exchange rates reported by the Federal Reserve Bank of New York at the noon buying rates in New York City for cable transfers payable in Canadian dollars as certified for customs purposes. On June 16, 2003 the noon buying rate was Cdn$1.00 = U.S.$0.75010.

	Three Months
	Ended		Twelve Months Ended December 31,
	March 31,

	2003	2002	2001	2000	1999	1998

Rate at End of Period	$0.6797	$0.6344	$0.6672	$0.6672	$0.6888	$0.6522

Average Rate During Period	0.6621	0.6372	0.6461	0.6733	0.6737	0.6741

High Rate During
Period	0.6857	0.6656	0.6714	0.6400	0.6922	0.7060

Low Rate During
Period	0.6327	0.6175	0.6227	0.6988	0.6466	0.6327

Note: (1)	Average Rate During Period means the average rate of exchange based upon the closing rate of exchange on the last day of each month during the year or period indicated.

The following table sets forth the high and low exchange rates for the Canadian dollar in exchange for United States dollars, for each month during the previous six months, based upon the inverse of exchange rates reported by the Federal Reserve Bank of New York at the noon buying rates in New York city for cable transfers payable in Canadian dollars as certified for customs purposes.

	May	April	March	February	January	December

Rate at End of Period	$0.7326	$0.6936	$0.6797	$0.6697	$0.6545	$0.6344
Average Rate During Period	0.7221	0.6864	0.6775	0.6603	0.6484	0.6416
High Rate During Period	0.7461	0.6941	0.6857	0.6724	0.6592	0.6474
Low Rate During Period	0.69280	0.6690	0.6685	0.6516	0.6327	0.6328

ITEM 1 IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

A. Directors and Senior Management

This item is not applicable.

B. Advisors

This item is not applicable.

C. Auditors

This item is not applicable.

ITEM 2  OFFER STATISTICS AND EXPECTED TIMETABLE

This item is not applicable.

ITEM 3  KEY INFORMATION

A. Selected Financial Information

The following selected consolidated financial data for the years ended December 31, 2002, 2001, 2000, 1999 and 1998 are derived from the audited consolidated financial statements for the periods indicated and should be read in conjunction therewith. References to the three-month periods ended March 31, 2003 and 2002 are derived from Birch unaudited quarterly reports to shareholders and should be read in conjunction therewith. Except as noted, all monetary references contained in this annual report are in Canadian dollars.

	Three Months Ended
	March 31			Twelve Months Ended December 31,

	2003	2002	2002	2001	2000	1999	1998

Canadian GAAP (1)	(in thousands of Canadian dollars, except loss per share in dollars and shares outstanding in thousands)
Revenues	0	0	251	88	195	71	38
Expenses	495	584	2,147	2,627	3,964	873	3,255
(Loss) before income	(495)	(584)	(1,896)	(2,539)	(3,769)	(802)	(3,217)
taxes
Net (loss) for the year	(471)	(568)	(1,810)	(2,179)	(3,531)	(576)	(2,890)
(Loss) per share(2)	(0.01)	(0.02)	(0.05)	(0.06)	(0.11)	(0.02)	(0.13)
Total Assets	233	475	265	610	11,491	8,982	8,188
Liabilities	1,280	682	934	309	385	325	536
Shareholders' Equity	(1,048)	(207)	(669)	301	11,106	8,657	7,652
Total Common Shares	37,352	33,647	36,886	33,647	33,553	28,290	24,487
outstanding(3)

	Three Months Ended
	March 31			Twelve Months Ended December 31,

	2003	2002	2002	2001	2000	1999	1998

U.S. GAAP (4)	(in thousands of Canadian dollars, except loss per share in dollars and shares outstanding in thousands)
Revenues	0	0	251	88	195	71	38
Expenses	495	584	2,147	2,627	4,474	1,486	1,692
(Loss) before income	(495)	(584)	(1,896)	(2,539)	(4,279)	(1,415)	(1,654)
taxes
Net (loss) for the year	(495)	(584)	(1,896)	(2,539)	(4,279)	(1,415)	(1,654)
(Loss) per share(2)	(0.01)	(0.02)	(0.05)	(0.08)	(0.13)	(0.05)	(0.08)
Total Assets	233	475	265	610	3,153	1,153	992
Liabilities	1,280	682	934	309	385	325	536
Shareholders' Equity	(1,048)	(207)	(669)	301	2,768	828	456
Total Common Shares	37,352	33,647	36,886	33,647	33,553	26,681	20,833
outstanding(3)

Notes:
(1)	Refers to Canadian Generally Accepted Accounting Principles.
(2)	The net loss per common share was calculated using the weighted average number of common shares outstanding during the period indicated.
(3)	Based on the number of common shares outstanding at the end of the period indicated. Excludes common shares issuable upon exercise of stock options and any other outstanding convertible securities.
(4)	Refers to U.S. Generally Accepted Accounting Principles.

Neither Birch nor its predecessors have declared or paid dividends on its common shares during the last five fiscal years. Any future decision to declare dividends on Birch common shares will be made by the Board of Directors depending upon the financial requirements of Birch to finance growth, the financial condition of Birch and other factors that the Board of Directors of Birch may consider appropriate in the circumstances. Birch anticipates that future earnings will be retained for the development of its business and does not anticipate the payment of dividends to shareholders for the foreseeable future.

B. Capitalization and Indebtedness

This item is not applicable.

C. Reasons for the Offer and Use of Proceeds

This item is not applicable.

D. Risk Factors

Legal, Regulatory and Stock Exchange Listing Risks

In all areas where Birch conducts exploration activities, there are statutory provisions regulating exploration of mineral resources. Birch may be constrained or forbidden to develop a mine in areas of economic mineral deposits as a result of conflicting regulations governing other natural resource extraction activities. Regulatory agencies may impose operating limitations that may adversely affect Birch's revenues and/or the economic viability of a project.

Based on the past experience of the Company with respect to the TSXV, management of the Company believes there is a risk that the Company's common shares may be halted or suspended from trading on the TSXV. On the basis of statements contained in the Company's news release of June 15, 2000, trading of the Company's common shares was halted by the TSXV on June 16, 2000. On June 28, 2000, the TSXV suspended trading in the Company's common shares. The news release of June 15, 2000 contained statements that, in the view of the TSXV,"...indicate or infer that the Company has developed a technology that can detect and/or extract gold not quantifiable by conventional means." The TSXV also expressed that it, "...was sceptical of representations that undetectable gold in economically significant quantities exists on the Company's property or that it had or was developing a process to detect and/or extract this gold." Therefore, the TSXV, ".... further advised the Company that, prior to the public disclosure of results from the property or with respect to the successful testing or advancement in this technology, [it] would require independent verification by a qualified professional known to the Exchange."

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

Exploration assessment reports are filed with the government to document the work, results and money spent on exploration conducted by the Company for each two-year period on lands held under mineral permits. Assessment costs are an escalating work requirement ranging from $5.00 to $15.00 per hectare (approximately $2.00 to $6.00 per acre) in two-year increments over the ten-year term of the mineral permits. The Company continues its exploration and anticipates that the extent of its mineral properties will be reduced in the future to areas Birch believes to be the most prospective. Annual rental payments on mineral leases in the Athabasca valley will cost $172,000 in the year 2003, and in each year thereafter, unless the Company elects to convert additional lands to mineral lease or drop existing mineral leases. Under a September 2002 agreement, Suncor Energy Inc. has agreed to pay $39,000 of these lease rentals, covering six mineral leases, until 2014. The ability to hold mineral leases in good standing is not related to the requirement to make exploration expenditures. There is no assurance that the Company will be able to raise additional funds or have sufficient exploration expenditures to be able to hold all the la nd in good standing beyond the current term.

Technology Development Risk

The Company has developed new mineral technology for which it filed a U.S. patent application in mid-2000. In December 2002 Birch was awarded U.S. patent number 6,494,392 entitled, "Recovery of Natural Nanoclusters and the Nanoclusters Isolated Thereby". The Company will continue to file additional applications as the technology is further developed, but there is no assurance that Birch will receive patent protection for its new technology or that patents granted to the Company will not be successfully challenged. The Company will continue to develop new mineral technology, but there is no assurance that it will be economically viable or that there will be a market for the new technology.

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

Exploration Risk

Birch is an exploration stage company. Mineral exploration involves a high degree of risk that even a combination of experience, knowledge and careful evaluation may not be able to overcome. There is no assurance that Birch's mineral properties will prove to be economically viable. Even if Birch discovers potentially economically viable mineral deposits, there is no assurance that profitable marketing and sales arrangements can be implemented or that Birch will be operated as a profitable business. Birch competes with larger companie s that have greater assets and financial and human resources than Birch, and which may be able to sustain larger losses than Birch to develop business. Any investment in Birch at this time is highly speculative.

Mineral exploration activities are subject to numerous risks, many of which are beyond Birch's control. These factors include the cost of labour, materials and services, cost of financing, technological change, demand for and price of commodities, and government regulation, including regulations related to taxes, royalties and environmental protection, the exact effects of which cannot be accurately predicted. There is a risk that no commercial deposits of precious or non-precious metals or industrial minerals will be discovered.

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

Going Concern Qualification to Financial Statements

The Company's auditors have raised the issue that Birch may not be able to continue as a going concern as a result of a lack of profits. The Company has used substantial amounts of working capital in its operations and has sustained significant operatin g losses. During the fiscal year ended December 31, 2002, the Company raised $926,705 from private placements. In January 2003 the Company raised $116,428 in a private placement, and on May 22, 2003 it announced the closing of a private placement for gross proceeds of $1,188,853. This capital will reduce the working capital deficiency of $1,201,713 reported at March 31, 2003, and will allow the Company to operate in the short term. The Company may not be able to continue as a going concern thereafter if it does not generate profits or secure additional financing.

Management

At December 31, 2002, Birch had ten employees working full time for the Company, including Douglas J. Rowe, President and Chief Executive Officer, Donald L. Dabbs, Vice President and Chief Financial Officer, and Hugh J. Abercrombie, Vice President, Exploration.

Birch also relies on the services of a number of consultants for technical and operational guidance. Although Birch believes that its relations with its employees, management and consultants are satisfactory, there can be no assurance that such individuals will remain with Birch for the immediate or foreseeable future. From time to time, Birch also utilizes the services of independent consultants and contractors to perform various specific professional services, particularly in the areas of drilling, analytical services, research and environmental assessment.

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

Gold and Precious Metal Pricing Risks

If the Company were able to identify an economic mineral deposit on its mineral permits or leases, the price of precious and non-precious metals may have a significant influence on the market price of the Company's shares and the Company's business activities. The price of gold is affected by numerous factors beyond the Company's control, such as the level of inflatio n, fluctuation of the U.S. dollar and foreign currencies, global and regional demand, sale of gold by central banks, forward selling by producing companies and the political and economic conditions of major gold producing countries throughout the world as well as the level of international conflict.

In the past two years the price of gold has moved off its 20 year lows. As of May 21, 2003, the closing New York spot price for gold was US$372.20 per troy ounce. The following table sets forth the average of the daily closing prices for gold for the periods indicated, as reported by the London Metal Exchange:

Year Ended December 31,
	5 Yr. Avg	2002	2001	2000	1999	1998
Gold (US$/troy ounce)	286.62	309.73	271.04	279.11	278.98	294.24

Enforcement of Civil Liabilities

The enforcement by investors of civil liabilities under the federal securities laws of the United States may be affected adversely by the fact that the Company is incorporated under the laws of Alberta, Canada, that the independent auditors who have audited the Company's financial statements and some or all of its directors and officers may be residents of Canada or elsewhere, and that all or a substantial portion of the Company's assets and said persons are located outside the United States. As a result, it may be difficult for holders of the common shares to effect service of process within the United States upon people who are not residents of the United States or to realize in the United States upon judgments of courts of the United States predicated upon civil liabilities under the federal securities laws of the United States.

ITEM 4 INFORMATION ON BIRCH

A. History and Development of Birch

According to a Certificate of Amalgamation issued on December 31, 1995, under the provisions of the ABCA, Birch was formed by the merger of one of Birch's predecessors, also named Birch Mountain Resources Ltd., and its wholly owned subsidiary, Birch Mountain Minerals Ltd.

Birch's head office and registered office are located at 3100, 205 Fifth Avenue S.W., Calgary, Alberta T2P 2V7, phone: (403) 262-1838, and Suite 1000, 400 Third Avenue S.W., Calgary, Alberta T2P 4H2, phone (403) 232-9780, respectively.

Birch was founded in 1995 as a junior mineral exploration company. Prior to 2000 it explored for precious metals, base metals and diamonds on properties in western Canada and Kalimantan, Indonesia. Since 2000, the Company has expanded beyond conventional mineral exploration to include research and development on naturally occurring precious and non-precious metal microparticles and nanoparticles. Currently, Birch is only active in Alberta, Canada. In March 2002, Birch formally established two divisions, Mineral Exploration and Mineral Technology, to differentiate its mineral exploration activities from its research and development program. In June 2002, Birch established an Industrial Mineral Division to pursue opportunities arising from its ownership of industrial minerals in the Athabasca region of northeastern Alberta, including a proposed dual-purpose limestone quarry to provide crushed limestone aggregate and quicklime to the Fort McMurray market.

In 2000 Birch established a Scientific Advisory Board ("SAB") to provide independent advice to the Board and management on the Company's scientific and technical program and to provide liaison with external scientific institutions and researchers. Presently, the SAB comprises Dr. Richard Puddephatt, FRS, FRSC, Professor of Chemistry at the University of Western Ontario, and Dr. Robert Fitch, President of Fitch and Associates, Taos, New Mexico. The SAB was active through to the end of 2001, but did not meet in 2002. Birch anticipates reconvening the SAB in the future.

Since early 2000, the Company's work has lead to the development of methods to extract and image, using high-resolution transmission electron microscopes, naturally occurring nanoparticulate base and precious metals in rocks and oil sands tailings from the Athabasca region of northeastern Alberta. The commercial significance of these findings has not been determined. These results are being used to assist in acquiring or developing, and independently verifying, methods to measure the concentration of nanoparticulate precious metals contained in these materials. A reliable method for measuring precious metal concentration has not yet been independently verified. In December 2002, Birch was awarded U.S. patent 6,494,932 entitled, "Recovery of Natural

Nanoclusters and the Nanoclusters Isolated Thereby", which covers processes for the recovery of natural nanoparticles from geological materials and their processed counterparts.

In previous years the Company focussed exclusively on precious metal exploration and technology development. Funding constraints in 2002 resulted in the deferral of further technology development and verification. When funding is available the Company intends to continue its research and development related to precious metal

The mineral rights held by the Company offer an immediate business opportunity to develop a limestone quarry for aggregate sales and the manufacturing of quicklime for use in the oil sands industry. Consequently management elected to focus on the business opportunity in the limestone and most of the business activity in the second half of the year and to date in 2003 have been focused on capturing this business opportunity.

B. Business Overview

Birch is an exploration stage junior mining company searching for commercial deposits of precious and non-precious metals and industrial minerals. The Company has no assurance that a commercial deposit exists on any of its mineral properties and no mineral reserves have been identified on any of the Company's properties. The Company is also researching methods to recover naturally occurring nanoparticulate metals from sedimentary rocks on its mineral properties in northeastern Alberta and from tailings produced as a byproduct of oil sands mining. There is no assurance that there are commercial concentrations of nanoparticulate metals, or that a commercially viable process will be developed to extract these metals from rocks or oil sands tailings.

Prior to 2002, the Company has only received $390,000 from the sale of exploration data plus incidental interest and other minor revenue. In 2002, Birch sold limestone to Suncor Energy Inc. for $250,000. Suncor also paid $39,000 to the Alberta Government to cover lease rental payments for six mineral leases owned by Birch to which Suncor, by agreement, was granted access to quarryable materials, including limestone.

Precious Metals

Birch will continue its work related to developing and improving its mineral extraction and measurement technologies, both in the Company's lab and in external metallurgical and research facilities, with verification of results in independent testing laboratories.

Birch has entered into a contract with AuRIC Precious Metals, Inc., or AuRIC, to purchase a customized fire assay method that AuRIC has developed to analyze precious metals in rock from the Company's Athabasca property in northeastern Alberta. Independent testing of AuRIC's method began in 2002. If certain conditions are met, including achieving a verified fire assay grade in excess of 1 g/t precious metal in a chain-of-custody sample from the Athabasca property, Birch will pay AuRIC a combination of common shares and cash in return for exclusive rights to the technology in the regions of Athabasca, Alberta and Dawson Bay, Manitoba, and non-exclusive rights elsewhere. Verification of the AuRIC method was suspended in 2002, pending financing. Birch intends to continue the AuRIC verification testing when it is able to do so.

Birch did not conduct field exploration in 2002, focusing instead on its objective of developing or acquiring technology to accurately and reliably determine the concentrations of precious metals in rocks and other materials that may contain precious metals in nanoparticulate and microparticulate form. Any further field exploration for precious metals is contingent on developing or acquiring, and independently verifying such a method. In the second half of 2003, Birch intends to resume its Calgary-based analysis of electric logs and drill core from holes drilled by oil sands companies who hold overlapping mineral interests, more fully described below under "Property, Plants and Equipment". Birch has agreements with three producing oil sands companies under which the cores and logs are accessed.

Industrial Minerals

Birch formed its Industrial Mineral Division in June 2002, to pursue market opportunities for the sale of limestone from its Athabasca mineral property. In September 2002, a sale of limestone was made and shortly thereafter the Company initiated the application process to license a limestone quarry. The original application was to develop a quarry to supply crushed limestone aggregate to the local market. As geological evaluation of the proposed quarry progressed, testing of core from a 1996 drill hole and from new holes drilled in late 2002 and early 2003, confirmed the presence of high-calcium limestone suitable for producing quicklime. Birch has not identified a limestone reserve on its Athabasca mineral property. Birch intends to continue its exploration stage limestone program in 2003.

Quicklime is used in a range of industrial and environmental applications, including flue gas desulphurization which removes sulphur and other contaminants, and in water treatment to remove heavy metals. Birch has determined that a number of oil sands operators are interested in a local source of quicklime and intends to pursue the business opportunity to establish a quicklime plant on its proposed quarry site. Birch has no assurance that a commercial high-calcium limestone deposit exists at this location or that it will be successful in negotiating contracts for the sale of aggregate or quicklime.

C. Organizational Structure

Birch has three inactive, wholly owned subsidiaries, Dawson Bay Minerals Inc., incorporated pursuant to the Corporations Act (Manitoba), Muskeg Valle y Minerals Inc., incorporated pursuant to the Business Corporations Act (Alberta) and Rockyview Development Limited, and its subsidiaries, incorporated pursuant to the laws of the British Virgin Islands.

The work activities of the Company are organized under three divisions: Mineral Exploration, Mineral Technology and Industrial Minerals.

D. Property, Plants and Equipment

Birch maintains a head office in Calgary. Executive, administrative and support staff work in the 11,000 square foot office space that also contains a boardroom. The rental commitment is $212,238 per year and Birch offsets approximately one-half of the cost by subletting office space to third parties.

Mineral Technology Division

Intellectual Property

In December 2002, Birch was awarded U.S. patent number 6,494,932 entitled, "Recovery of natural nanoclusters and the nanoclusters isolated thereby". Birch has also filed a similar patent application for protection under the International Patent Cooperation Treaty.

Metallurgical Laboratory

Birch's research activities are principally carried out at the Company's Calgary laboratory. The laboratory is housed in a 1,800 square foot facility, which is leased at a cost of $18,600 per year. The laboratory is equipped for sample preparation, fire assay and wet chemical treatments. Instrumental analyses are done offsite using rented analytical instruments at the University of Calgary or commercial analytical services.

Mineral Exploration Division

Core Laboratory

Birch maintains core analysis and secure storage facilities in Calgary. Core drilled by Birch and core obtained from oil sands mining companies is shipped to Calgary for cutting, logging and sampling. Drill core and samples are archived in a secure storage facility. The core analysis facility is leased at an annual cost of $14,800. Long-term storage facilities are leased at an annual cost of $22,700.

Exploration Properties

At one time Birch held the mineral exploration rights to about 10 million acres in northeastern Alberta. Through time this has been reduced to approximately one million acres distributed across Birch's two Alberta mineral properties: Athabasca and Birch Mountains. Birch anticipates that as it continues its exploration the extent of its mineral properties will be reduced, to areas Birch believes to be the most prospective for precious metals and industrial minerals.

Mineral Tenure in Alberta

Metallic and Industrial Mineral Permits: The majority of Birch's Alberta mineral properties are held under metallic and industrial mineral permits, or "mineral permits", issued by the Provincial Government of Alberta. Mineral permits may be held for up to ten years and convey the right to explore for metallic and industrial minerals. Assessment costs must be filed every two years against an escalating work requirement ranging from $5.00 to $15.00 per hectare (approximately $2.00 to $6.00 per acre) for each 2-year assessment period. Birch owns a 100% working interest in virtually all of its mineral permits held in Alberta. Some mineral permits are subject to a royalty payable to the original mineral permit holder; Birch has the option to purchase most of these royalties for a fixed price. A small minority conveys a royalty right to the original mineral permit holder or its designees, with no right to purchase the royalty.

Metallic and Industrial Mineral Leases: Birch also holds a number of metallic and industrial mineral leases, or "mineral leases". Mineral leases are granted by the Alberta Government and convey the right to explore and produce minerals, subject to meeting development approvals. Mineral leases have a renewable 15-year term, subject to payment of an annual rent of $3.50 per hectare ($1.42 per acre). In Alberta, mineral permits held in good standing may be converted to mineral leases any time prior to the expiry of their 10-year term. Birch's mineral lease rental payments are $172,000 in the year 2002. Under a September 2002 agreement, Suncor Energy Inc. has agreed to pay $39,000 of these lease rentals, covering six mineral leases, until 2014.

Overlapping Mineral Rights: Ownership of metallic and industrial minerals within the area of the Athabasca Oil Sands Mining Area, as defined by the Alberta Government, is split between oil sands leaseholders and mineral lease and mineral permit holders. The Athabasca Oil Sands Mining Area covers all of Birch's mineral leases and most of Birch's Athabasca mineral permits. Within this area, the oil sands leaseholders own the rights to all minerals that occur within the geological formations mined for oil. Oil sands leaseholders do not own metallic or industrial mineral rights in either the overlying sedimentary rocks, nor in the underlying Devonian limestone, which rights are owned by the mineral permit and lease holders.

Athabasca Mineral Property

Location and Access: The Athabasca mineral property is located in the Fort McMurray-Fort MacKay region of northeastern Alberta. The City of Fort McMurray is located 375 km northeast of the provincial capital of Edmonton and can be reached by paved highways 2 and 63 or by regularly scheduled airline flights and bus service from Edmonton. Infrastructure north of Fort McMurray, in the vicinity of Fort McKay, is excellent due to the presence of large oil sands mining operations located about 45 km north of Fort McMurray. Fort McKay and the oil sands operations are accessed from Fort McMurray by provincial highway 63. All major services, including goods and accommodation, air and helicopter service, vehicle servicing and expediting can be obtained in Fort McMurray. Accommodation for up to 500 workers is available in work camp facilities located on the Athabasca Property.

Near the Athabasca River, between Fort McMurray and Fort McKay, road access is good; once away from the river and further north, the number and condition of the roads decreases. A winter road exists from Fort McKay to Fort Chipewyan. The Athabasca Property is generally accessible by road or all terrain vehicle, with some of the more remote locations requiring the use of a helicopter. Major power lines cross the Athabasca Property and additional power transmission lines are planned. Exploration activities are curtailed on certain exploration permits during moose and caribou calving season; this restriction occurs during spring break-up, which precludes land access at this time in any case.

Mineral Title: Birch's currently active Athabasca mineral permits and leases were either originally acquired from the Crown, or were acquired by purchase or option from other companies or individuals. At December 31, 2002 the Athabasca mineral property included 46 mineral permits covering approximately 277,099 hectares (684,724 acres) 28 mineral leases covering approximately 49,233 hectares (121,657 acres). The years of issue and expiry of the mineral permits (10 year non-renewable term) and mineral leases (15 year renewable term) are tabulated below. Birch obtained one additional permit of 5776 hectares (14,273 acres) on May 9, 2003, increasing total mineral permit area to 282,875 hectares (698,996 acres).

Athabasca Mineral Permits by Issue Date.

Year Issued	Term Expiry	No. of Permits	Area (hectares)	Area (acres)
1993	2003	7	57,244	141,452
1994	2004	32	179,151	442,691
1996	2006	5	32,256	79,706
1998	2008	2	8,448	20,875
2003	2013	1	5776	14,273

Athabasca Mineral Leases by Issue Date.

Year Issued	Term Expiry	No. of Leases	Area (hectares)	Area (acres)
1991	2006	1	112	277
1994	2009	2	1,991	4,920
1999	2014	1	1,024	2,530
2000	2015	23	45,658	112,823
2002	2017	1	448	1,107

Previous Mineral Exploration: Prior exploration of the Athabasca property has included exploration for precious metals, diamonds and limestone. Comprehensive details of all known prior exploration are included in a report entitled "2003 Technic al Report on the Gold Potential of the Athabasca Property" dated May, 20003, prepared by M.B. Dufresne and D.J. Besserer of APEX Goescience Ltd. (the "2003 Technical Report"). The 2003 Technical Report was filed in May 2003 in Canada and on June 3, 2003 under a Form 6-K in the U.S.A., is incorporated herein by reference and is available in the Company's public documents at www.sedar.com and www.sec.gov.

Precious metals exploration on the Athabasca property began in 1911/1912 when American wildcatter Homer Bradley drilled a series of holes to basement seeking the source of the Athabasca oil sands. Although the origin of the tar sands was not discovered, an Alberta government report indicates that gold was assayed in core from drill hole Athabasca Oils No. 1. From this time on, sporadic exploration for precious metals occurred through to 1993, when the current round of precious metals exploration began. In the period from 1993 to 1995, Birch, Focal Resources Ltd., Tintina Mines Limited, NSR Resources Inc., Winslow Gold Ltd., LAC North America Ltd. (LAC), Ultrasonic Industries Ltd., Mr. K. Richardson and associated companies HMS Properties Ltd. (HMS) and RMS Masonry Systems Inc. (RMS), Mr. L. MacGougan and associated company 777195 Alberta Inc., Grizzly Gold, and possibly others, explored for precious metals in areas that are now part of Birch's Athabasca mineral property. Birch is unaware of any current precious metals exploration other than its own in this area, although Mr. K. Richardson and Mr. L. MacGougan still hold mineral properties in the vicinity of the Athabasca property.

In 1997-98, in a joint venture with Tahera Corporation, Birch explored for diamonds on its Athabasca mineral property. Much of the information resulting from this exploration program is available through assessment reports filed with the Alberta Government and is covered in the 2003 Technical Report. No potentially diamond-bearing rocks were found during this exploration program.

Prior exploration for limestone was restricted to now-expired land holdings within the area of the Athabasca permits. No limestone development is known within the Athabasca property. In 2002, Graymont Western Canada Inc. acquired mineral permits on the perimeter of Birch's Athabasca property.

Current Status: The Athabasca property is without known reserves of either precious metals or limestone, and Birch's continuing work is exploratory in nature. Since 1993, Birch or its antecedent companies have conducted extensive precious metals exploration on the Athabasca property, including field mapping and prospecting, land and airborne geochemical and geophysical surveys, drilling, core logging, sampling and analysis, and a wide variety of analytical testing and mineralogical research. The authors of the 2003 Technical Report concluded, "Although precious metals, including gold, silver, platinum and palladium have been discovered on a few rare occasions in concentrations that might constitute economic concentrations if a resource can be identified, Birch's Athabasca Property is considered an early stage, high risk precious metals exploration property."

Birch does not plan to conduct field exploration for precious metals until such time that it has acquired or developed, and independently verified, a method for reliably determining precious metals concentrations in rocks from its Athabasca property. In 2003, Birch will continue its Calgary based examination of core and geophysic al logs acquired from oil sands companies.

In late 2002 and early 2003, Birch conducted a drilling program for limestone in the area of its proposed limestone quarry. Testing of limestone recovered from this drill program and one hole from a 1996 drill program resulted in the identification of high-calcium limestone suitable for the production of quicklime. As discussed under Industrial Minerals, below, Birch has initiated the regulatory process to license a limestone quarry on its Athabasca mineral property. More information on the proposed limestone quarry is available in the Public Disclosure Document dated October 15, 2002, available on Birch's website at: www.birchmountain.com. The information on Birch's website is not incorporated herein by reference.

Plant and Equipment: Apart from currently active oil sands mining operations operated by oil sands companies unrelated to Birch, no other mining-related plant or equipment exists on Birch's Athabasca property.

Rock Formations and Mineralization: Precious metals and limestone are the principal exploration targets on the Athabasca mineral property. The geology of the Athabasca property is relatively simple, and is characterized by Precambrian basement overlain by about 300 m of shallow westward dipping, unmetamorphosed sedimentary rocks chiefly of Devonian and Cretaceous age. The Devonian rocks are predominantly marine dolostones, limestones and evaporites while overlying Cretaceous rocks are sandstones and shales, including oil-bearing sandstone, or oil sands, of the McMurray Formation. Structurally, the property is underlain by complexly folded and faulted Precambrian basement rocks, but the sedimentary rocks are largely undeformed, although fault zones with limited offset are characterized by normal or reverse normal offset and minor rotation. A large structure, the Bitumount Graben, has resulted in up to 200 m downdrop of both sedimentary and basement rocks in the central part of the Athabasca property.

Precious metal microparticles and nanoparticles have been identified in both sedimentary and basement rocks from the Athabasca property and are the target of Birch's precious metal exploration. A comprehensive discussion of the geology and mineralization of the Athabasca property is included in the 2003 Technical Report.

Birch Mountains Mineral Property:

Location and Access: The Birch Mountains mineral property is in a remote location, approximately 120 kilometres northwest of Fort MacKay and the Athabasca property. Access to the Birch Mountains mineral property is either by winter road or helicopter with accommodation, food, supplies and fuel available in Fort McMurray, Fort MacKay or Fort Vermilion.

Mineral Title: At December 31, 2002, the Birch Mountains mineral property comprises 9 mineral permits issued in 1994, covering approximately 82,944 hectares (204,959 acres) and one mineral permit issued December 21, 2001, covering an additional 9,216 hectares (22,773 acres), for a total of 10 permits covering 92,160 hectares (227,731 acres).

Birch Mountains Mineral Permits by Issue Date.

Year Issued	Term Expiry	No. of Permits	Area (hectares)	Area (acres)
1994	2004	9	82,944	204,959
2001	2011	1	9,216	22,773

Previous Mineral Exploration: Previous mineral exploration by companies other than Birch not known. In 1995 Birch conducted preliminary precious metal exploration on the Birch Mountains mineral property; no further precious metals exploration has been conducted. In 1999, Birch conducted an airborne magnetometer survey of the Birch Mountains property and identified a number of targets that exhibited magnetic signatures similar to those of potentially diamond bearing rocks. In 2001, Birch concluded an option agreement with Shear Minerals Inc., or Shear, and Marum Resources Ltd., or Marum, whereby Shear and Marum could earn up to 90% of the diamond rights to the Birch Mountains property. Under the option agreement, in early 2002 Shear and Marum conducted a drilling program for diamonds. No potentially diamond-bearing rocks were discovered.

Current Status: The Birch Mountains mineral property is without known mineral reserves. Birch's continuing work is exploratory in nature. No further exploration work on the Birch Mountains is planned for 2003.

Plant and Equipment: No mining-related plant or equipment exists on the Birch Mountains mineral property.

Rock Formations and Mineralization: The geology of the Birch Mountains mineral property is identical to that of the Athabasca mineral property except that the thickness of sedimentary rocks overlying Precambrian basement rocks is greater. No potentially economic mineralization is known on the Birch Mountains mineral property. Diamonds are the primary exploration target.

2002 Assessment Filings

Alberta Mineral Properties

In August 2002, the Alberta Department of Energy notified Birch that it had accepted the April 2002 assessment filing of $5.15 million in exploration expenditures for the Athabasca and Birch Mountains mineral properties. The assessment expenditures were applied to 55 minerals permits covering 360,675 hectares (861,900 acres). Additional assessment-eligible work has been completed and will be available for future assessment reports. A number of Birch Mountain's Athabasca mineral permits reached the end of their 10-year term in 2002 and lapsed, reducing Birch Mountain's Athabasca mineral property by 348,800 hectares (861,900 acres). All exploration permits in the Birch Mountains mineral property have been retained, in accordance with the option agreement with Shear Minerals Inc. and Marum Resources Ltd.

Manitoba Properties

Birch's wholly owned subsidiary, Dawson Bay Minerals Inc., announced April 22, 2002, that it allowed the Special Exploration Permit 99-1 covering 9,784 hectares (24,177 acres) near Dawson Bay, Manitoba, to lapse. Birch no longer holds any mineral interests in Manitoba.

Industrial Minerals Division

The Company's mineral leases convey the rights to metallic and industrial minerals, including limestone. In 2002, Birch established an Industrial Minerals Division to take advantage of potential business opportunities arising from the Company's ownership of the rights to mine and market limestone from its Athabasca mineral leases. A sale of limestone to Suncor Energy Ltd. for $250,000 was announced in September 2002. Following this, a geological appraisal of a potential limestone quarry located about 60 kilometres north of Fort McMurray was completed. After consultations with Alberta Environment, in October 2002 Birch initiated the regulatory process to licence a limestone quarry, issuing a Public Disclosure Document and the Draft Terms of Reference for an Environmental Impact Assessment ("EIA"). The Public Disclosure Document is available on the Birch website at www.birchmountain.com. Subsequently, the Company received the Final Terms of Reference and is working to complete the EIA in 2003.

ITEM 5 OPERATING AND FINANCIAL REVIEW AND PROSPECTS

General

This discussion should be read in conjunction with Birch's consolidated financial statements. Birch's consolidated financial statements have been prepared in accordance with Canadian GAAP, which differ from U.S. GAAP. For a discussion of these differences, see the notes to Birch's consolidated financial statements.

A. Operating Results

Years Ended December 31, 2002, 2001 and 2000

In previous years the Company focussed exclusively on precious metal exploration and technology development. Funding constraints in 2002 resulted in the deferral of further technology development and verification. When funding is available the Company intends to continue its research and development related to precious metal

The mineral rights held by the Company offer an immediate business opportunity to develop a limestone quarry for aggregate sales and the manufacturing of quicklime for use in the oil sands industry. Consequently management elected to focus on the business opportunity in the limestone and all efforts in the second half of the year and to date in 2003 have been focused on capturing this business opportunity.

In March 2000, the Accounting Standards Board of the Canadian Institute of Chartered Accountants ("CICA") issued Accounting Guideline 11 "Enterprises in the Development Stage" ("AcG-11"). The Guideline was effective for fiscal periods beginning on or after April 1, 2000. Under AcG-11, all deferred resource property expenditures are reviewed, on a property-by-property basis, to assess their recoverability. When the carrying value of a property exceeds its net recoverable amount (net recoverable amounts are estimated by quantifiable evidence of an economic geological resource or reserve, joint venture expenditure commitment or the Company's assessment of a property's realizable value), a provision is made for the impairment in value. Prior to the adoption of this guideline, mineral leases and permits were recorded at cost. Cost included cash consideration and the market value of shares issued, if any. All direct and indirect acquisition and exploration expenditures were capitalized and deferred until the leases and permits to which they related were placed into production, sold, allowed to lapse, or abandoned.

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

In March 2002, subsequent to the adoption of the accounting policy, the CICA issued Emerging Issues Committee "Accounting by Mining Enterprises for Exploration Costs" ("EIC-126") as additional guidance on this matter. Among other things, EIC-126 concluded that a mining enterprise that has not established mineral reserves objectively and, therefore, has no basis for preparing a projection of the estimated future net cash flow from the property is not precluded from capitalizing exploration costs, nor is it obliged to conclude that the capitalized costs have been impaired.

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

Costs and Expenses
Total costs in 2002 were $1,170,931 (excluding $976,305 of mineral exploration and industrial mineral costs) down from $1,685,713 (excluding $941,530 of mineral exploration costs) in 2001, and down from $2,171,366 (excluding $1,792,388 in mineral exploration costs) in 2000. Salaries, management fees and benefits of $437,786 increased slightly in 2002 from $428,171 in 2001 and decreased compared to $475,912 in 2000. Expenses in 2002 reflect an increased focus on the industrial mineral potential of the Athabasca leases. Expenses in 2001 and 2000 reflected the increase in laboratory work, the filing of U.S. and international patent applications, and the preparation of assessment filings to hold the Company's Athabasca and Birch Mountains mineral permits. Legal, consulting and staff costs associated with the suspension of trading imposed by the Exchange and the independent technical audit required by the Exchange represented a major component of the operating expenses in the first quarter of 2002 and for the years 2001 and 2000. The writing and filing of the Form 20-F Registration with the U.S. Securities and Exchange Commission also added to professional fees in both 2001 and 2000.

Corporate Income
Birch is engaged in precious metals exploration, technology development related to nanoparticle characterization and extraction from geological sources, and industrial minerals exploration. The Company's main source of income from year to year is interest earned on its term deposits. The interest income over the years has varied with the amount of money in term deposits and has not been a significant component of the Company's ability to operate. Interest and other income in 2002 was $250,986 including the sale of limestone, compared to interest only income of $72,560 in 2001, and $194,504 in 2000.

The Company and its subsidiaries have limited income from production because most properties are still at an exploration stage and technology is still under development.

Three Months Ended March 31, 2003 and 2002

Costs and Expenses
Total costs and expenses in the first quarter of 2003 were $230,350 (excluding $264,661 of Mineral Exploration and Industrial Minerals) down from $346,870 (excluding $237,135 of Mineral Exploration Expenses) in 2002.

Salaries, management fees and benefits of $120,813 decreased slightly in 2003 from $124,680 in 2002. Professional Fees were $2,277 in the quarter of 2003 down significantly from $98,122 in 2002. The expenses in the first quarter of 2002 related to the completion of the review and resumption of trading on the CDNX (now the TSX Venture Exchange).

Corporate Income
The Company does not have regular income from sale of minerals or other products. The main source of income from year to year is interest earned on its term deposits. There was negligible income in the first quarter of 2002.

B. Liquidity and Capital Resources

Years Ended December 31, 2002, 2001 and 2000

The primary source of cash has been private placements. At December 31, 2002, the working capital was approximately negative $832,000, compared to $75,000 in 2001 and $2.6 million in 2000. Two private placements took place in 2002 for a total amount of $926,705 and only one during 2001 for the amount of $72,500. The Company completed a private placement financing of $2.7 million in January 2000, and the exercise of warrants in April 2000 provided an additional $1.3 million. In January 2003 the Company raised $116,428 in a private placement. A private placement financing was announced April 10, 2003, and closing was announced May 22, 2003, with total proceeds of $1,188,853. This provides sufficient funds to eliminate most of the working capital deficit and provide working capital to sustain basic operations for several months. Project specific financing may be available to advance the limestone/quicklime project.

The Company's main source of income from year to year is interest earned on its term deposits. The interest income over the years has varied with the amount of money in term deposits and has not been a significant component of the Company's ability to operate. Interest and other income in 2002 was $250,986 including the sale of limestone, compared to interest only income of $72,560 in 2001, and $194,504 in 2000.

While Birch has been successful in raising funds, management believes junior resource companies will continue to have difficulty financing new issues in 2003. As a result, the Company will remain prudent and cautious, preserving its working capital by conducting selective field programs and laboratory work, as well as minimizing general and administrative costs.

The Company has init iated the regulatory approval process to licence a limestone aggregate quarry which, when approved, has the potential to produce stable long-term cash flow. In addition, the opportunity to produce quicklime from the same quarry for sale to oil sands companies is under active consideration.

Precious Metals Exploration Costs
Mineral exploration costs were $863,845 in 2002 and $941,530 in 2001 compared with $1,792,388 in 2000. All exploration in 2002 was focused on the Company's Athabasca mineral properties. In 2001, the focus was on the two prairie gold prospects, with 99% of the exploration expenditures directed to the Athabasca project and the balance to Dawson Bay, and in 2000, 90% was directed to Athabasca.

Mineral Technology Costs
The Company spent $42,514 in 2002, down from $128,068 in 2001 and $160,539 in 2000, on scientific research, primarily the development of proprietary extraction and analytical techniques. There were no similar expenditures on research in previous years. The results of the research led to the filing of U.S. and international patent applications in the spring of 2000. One U.S. patent was received in December 2002.

Industrial Minerals Costs
In 2002, the Company established an Industrial Mineral Division to take advantage of the business opportunity in the market for limestone from its Athabasca leases. This division incurred costs of $112,460 during the year, which related to a geological investigation of the proposed limestone quarry, initial drilling and filing for environmental approvals. A sale of limestone for $250,000 occurred in September of 2002.

Financing Activities
Financing activities provided cash of $4,364,500 in 2000, primarily from proceeds received from private placements. On January 28, 2000, Birch announced the completion of a non-brokered private placement consisting of 2,365,256 units, under which 1,160,000 common shares were issued with attached flow-through benefits. Each unit was priced at $1.15 and consisted of one common share and one-half common share purchase warrant. Each whole common share purchase warrant entitled the holder to purchase one common share at an exercise price of $1.50 per common share for one year from the date of issuance. These warrants expired unexercised in December 2002.

In 2001 the Company completed only one private placement financing for $75,000. Two private placements took place in 2002 for a total amount of $926,705. The closing of a non-brokered private placement announced on May 22, 2003, with total proceeds of $1,188,853, less commission, expenses and filing fees of approximately $25,000. A total of 4,755,410 units were sold at a price of $0.25 per unit. Each unit consisted of one common share and one common share purchase warrant entitling the holder to purchase one common share at an exercise price of $0.50 for sixteen months from the date of closing. A total of 1,870,000 common shares were issued with attached flow-through benefits.

The Company repriced to $0.50 per warrant, the following common share purchase warrants issued by private placement: 881,652 expiring August 6, 2003, 285,715 expiring September 19, 2003, 2,071,910 expiring June 20, 2004 and 465,712 expiring July 24, 2004.

There were no options exercised in 2002 or 2001. In 2000, employees, consultants and directors of Birch exercised an aggregate of 625,600 stock options pursuant to Birch's stock option plan.

Birch's existing capital resources are inadequate to maintain operations at its current rate of investment in exploration, research and industrial minerals to the end of 2003. The Company is working on plans to raise additional operating capital to advance the regulatory approval of a limestone quarry for the sale of aggregate and business opportunities associated with quicklime production from the same quarry, research and precious metal assay program development, together with ongoing corporate activities. There is no assurance that events will not result in changes affecting the Company's ability to continue operations. Additional financing may not be available when needed, or if available, it may not be on terms that are acceptable. To the extent that Birch raises additional capital by issuing equity or convertible debt securities, ownership dilution to shareholders will result.

Common shares of Marum Resources Inc. and Shear Minerals Ltd. were accepted in 2001 as the option payment under an agreement for these two companies to earn an interest in the Company's Birch Mountains properties by expending certain amounts on exploration. The Marum and Shear shares were subsequently sold in 2003. Tahera Corporation shares, which were accepted as a settlement of debt, were sold during 2001. The Company only invests in bank guaranteed certificates of deposit, and consequently, no material loss from marketable security instruments are expected and the Company believes that interest rate exposure is limited. Birch does not use derivative instruments.

Three Months Ended March 31, 2003 and 2002

The primary source of cash has been private placements. One private placement took place in January 2002 for $116,428. At March 31, 2003, the working capital deficiency was approximately $1,200,000. Comparatively, at March 31, 2002, the working capital deficiency was approximately $420,000. As a subsequent event, the Company closed a private placement financing on May 16, 2003, with proceeds of $1,189,000. While Birch has been successful in raising funds, management believes junior resource companies will continue to have difficulty financing new issues in 2003.

Mineral Exploration Costs

Precious Metals Exploration Costs
Mineral Exploration Costs in the first quarter of 2003 were $45,155 compared to $237,135 in 2002. Limited exploration work reflects the shift in emphasis to industrial minerals.

Mineral Technology Costs
The Company spent $2,579 in 2003, down from $23,455 in 2002 on scientific research, primarily on the development of proprietary extraction and analytical techniques. There were no similar expenditures on research in previous years.

Industrial Minerals Costs
In 2002 the Company established an Industrial Mineral division in order to take advantage of the business opportunity in the market for limestone from its Athabasca leases. This division incurred cost of $219,509 during the first quarter of 2003, which related to a geological investigation of the potential limestone quarry, initial drilling and filing for environmental approvals.

The market interest generated in the opportunities for the Industrial Mineral Division may result in project financing to enable the advancement of the limestone/quicklime project.

C. Research and Development, Patent and Licenses

During the fiscal year ended December 31, 2000, the Company commenced research in new mineral technology applications. The research resulted in the filing of a U.S. and international patent applications. It is the Company's policy that costs associated with such projects are expensed in the period in which they are incurred. During the fiscal year ended December 31, 2001, the Company spent $128,068 on scientific research compared to $42,514 in research costs in 2002.

Late in 2002, Birch awarded U.S. patent number 6,494,932 entitled "Recovery of Natural Nanoclusters and the Nanoclusters Isolated Thereby". Birch has also filed a similar patent application for protection under the international Patent Cooperation Treaty.

D. Trend Information

Industrial Minerals
There is a growing demand for aggregate and quicklime in the Fort McMurray region of Alberta and Birch has initiated the application process to licence a new limestone quarry. The expansion and construction of oil sands projects requires large volumes of aggregate in addition to aggregate required for constructing the regional infrastructure to support this development.

The proposed quarry also contains limestone units suitable for producing quicklime. Quicklime is used to remove sulphur dioxide and other contaminants from the emission stacks of industrial facilities including oil sands plants. Quicklime is also used in water treatment plants to remove heavy metals and other impurities. Birch has been in contact with a number of oil sands operators regarding future demand for quicklime and intends to aggressively pursue the business opportunity to establish a quicklime production facilit y on its proposed quarry site.

Precious Metals
There has been an upward trend in the spot price of gold and many analysts predict that the price will continue to be strong for several years. However, the Company has no expertise in predicting future market trends in the price of gold or other precious metals. If the price of gold remains strong, the Company's share price may respond, but Birch has no production and, therefore, there will be no impact on revenue even if the price of gold remains at current or higher levels. If the upward trend in the spot price of gold continues, it may make future financings more attractive to investors.

E. Off-balance Sheet Arrangements

The Company has no off-balance sheet arrangements.

F. Tabular Disclosure of Contractual Obligations

As of December 31, 2002, the Company's known contractual obligations are as follows.

Payments due by period
Contractual Obligations	Total	less than 1 year	1-3 years	3-5 years	more than 5 years
Long-term Debt Obligations	-	-	-	-	-
Capital (Finance) Lease Obligations	$31,210	$15,605	$15,604	-	-
Operating Lease Obligations	$339,806	$275,238	$64,568	-	-
Purchase Obligations	-	-	-	-	-
Total	$448,135	$367,962	$80,173	-	-

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

B. Compensation

The following table sets forth the amount of compensation that was paid (including deferred compensation accrued for the year) and benefits that were granted in the financial year ended December 31, 2002 to each of the individuals listed in Item 6(A) above.

Name	Compensation	Deferred Compensation	Benefits

Douglas J. Rowe	$100,000	$40,920	$1,070
Kerry E. Sully	0	0	0
Donald L. Dabbs	$77,000	$29,000	$1,015
Lanny K. McDonald	0	0	0
Dr. Hugh Abercrombie	$98,400	$7,244	$4,810
Dr. Jack Clark	0	0	0
Charles Hopper	0	0	0
John R. Houghton	0	0	0
Suzanne L. Loov	0	0	0

The Company currently has in effect a "rolling" stock option plan dated November 2, 1994 (the "1994 Plan"). Pursuant to the 1994 Plan, the Board of Directors of the Company or a special committee of directors appointed from time to time by the Board of Directors of the Company (the Board of Directors or such special committee is hereinafter referred to as the "Board") may grant non-transferable options (the "Options") to purchase Common Shares of the Company to directors, officers, employees and consultants of the Company or any of its subsidiaries or affiliates (such persons hereinafter collectively referred to as "1994 Participants"). Under the 1994 Plan, the number of Common Shares subject to an Option granted to any one 1994 Participant shall be determined by the Board; however, the aggregate number of Common Shares which may be reserved for issuance to any one 1994 Participant and the aggregate number of shares to be delivered upon the exercise of all Options granted under the 1994 Plan shall not exceed the maximum number of shares permitted under the rules of any stock exchange on which the Common Shares are then listed or other regulatory body having jurisdiction (hereinafter collectively referred to as the "Exchange"). Options issued pursuant to the 1994 Plan will have an exercise price determined by the Board of the Company provided that such exercise price shall not be less than the price permitted by the Exchange. The 1994 Plan contains provisions stating that the option period shall not exceed the maximum period permitted by the Exchange. In addition, the 1994 Plan contains early termination provisions for certain situations.

The Company also currently has in effect a "fixed" stock option plan dated March 27, 2002 (the "2002 Plan"). Pursuant to the 2002 Plan, the Board of the Company may grant non-transferable Options to purchase Common Shares of the Company to directors, officers, employees and consultants of the Company and its subsidiaries and employees of a person or company which provides management services (excluding investor relations services) to the Company or its subsidiaries ("Management Company Employees") (such persons hereinafter collectively referred to as "2002 Participants"). Under the 2002 Plan, the number of Common Shares subject to an Option granted to any one Participant shall be determined by the Board; however, the aggregate number of Common Shares which may be reserved for issuance to any one 2002 Participant shall not exceed the maximum number of shares permitted by the Exchange. The aggregate number of shares to be delivered upon the exercise of all Options under the 2002 Plan may not exceed 3,392,674 shares. Options issued pursuant to the 1994 Plan will have an exercise price determined by the Board of the Company provided that such exercise price shall not be less than the price permitted by the Exchange. The 2002 Plan contains provisions stating that the option period shall not exceed the maximum period permitted by the Exchange. In addition, the 2002 Plan contains early termination provisions for certain situations.

Due to changes in the policies of the Exchange, various amendments to the 1994 Plan and 2002 Plan have been approved by the Board of Directors at a meeting held on May 8, 2003 and will be presented to shareholders for approval.

The Company is proposing to amend the 1994 Plan and replace it with the amended stock option plan (the "Amended 1994 Plan") The Amended 1994 Plan has been drafted to comply with current Exchange policies and is intended to provide flexibility to the Company when it desires to grant stock options.

The material amendments proposed to be made in the Amended 1994 Plan are as follows:

a)    Additional provisions have been added to section 8 of the Amended 1994 Plan to clarify the maximum number of options which may be granted in a twelve month period to (i) any one individual optionee;
        (ii) any one consultant; and (iii) any employee conducting investor relations activities for the Company.

b)     Additional provisions have been added to section 9 of the Amended 1994 Plan to clarify the permitted duration of options granted.

c)     Additional provisions have been added to section 17 of the Amended 1994 Plan to clarify the circumstances under which amendments can be made to the Amended 1994 Plan.

The Amended 1994 Plan is subject to shareholder and Exchange approval.

The Company is proposing to amend the 2002 Plan and replace it with the amended stock option plan (the "Amended 2002 Plan"). The Amended 2002 Plan has been drafted to comply with current Exchange policies, as they exist as at the date of this management information circular and is intended to provide flexibility to the Company when it desires to grant stock options.

The material amendments proposed to be made in the Amended 2002 Plan are as follows:

a)    The number of Common Shares reserved for issuance under the Amended 2002 Plan has been increased from 3,392,674 to 3,735,211, the latter number being equal to 20% of the issued and outstanding
        Common Shares as at the date of this management information circular less the number of Common
        Shares which may be reserved for issuance pursuant to the Amended 1994 Plan.

b)     Additional provisions have been added to section 8 of the Amended 2002 Plan to clarify the maximum number of options which may be granted in a twelve month period to (i) any one individual optionee;
        (ii) any one consultant; and (iii) any employee conducting investor relations activities for the Company.

c)    Additional provisions have been added to section 9 of the Amended 1994 Plan to clarify the permitted duration of Options granted.

d)    Additional provisions have been added to section 17 of the Amended 2002 Plan to clarify the circumstances under which amendments can be made to the Amended 2002 Plan.

The Amended 2002 Plan is subject to shareholder and Exchange approval.

The following table sets forth the number of options to purchase common shares of Birch granted under both the 1994 Plan and 2002 Plan, the purchase price and the expiration date of options granted to each of the individuals listed in Item 6(A) above.

Name	Number of options to purchase Common Shares	Purchase Price	Expiry Date
Douglas J. Rowe	200,000 120,000 390,000 90,000	$0.35 $1.36 $0.26 $0.34	Nov. 16, 2003 Nov. 18, 2004 Mar. 18, 2007 April 03, 2007
Kerry E. Sully	75,000 50,000 150,000 125,000	$0.35 $1.36 $0.26 $0.34	Nov. 16, 2003 Nov. 18, 2004 Mar. 18, 2007 April 03, 2007
Donald L. Dabbs	50,000 80,000 200,000 100,000	$0.35 $1.36 $0.26 $0.34	Nov. 16, 2003 Nov. 18, 2004 Mar. 18, 2007 April 03, 2007
Lanny K. McDonald	50,000 50,000	$0.35 $1.36	Nov. 16, 2003 Nov. 18, 2004

Name	Number of options to purchase Common Shares	Purchase Price	Expiry Date
	100,000 150,000	$0.26 $0.34	Mar. 18, 2007 April 03, 2007
Dr. Hugh J. Abercrombie	65,000 120,000 100,000 65,000	$0.35 $1.36 $0.26 $0.34	Nov. 16, 2003 Nov. 18, 2004 Mar. 18, 2007 April 03, 2007
Dr. Jack Clark	125,000 100,000 125,000	$0.65 $0.26 $0.34	April 24, 2006 Mar. 18, 2007 April 03, 2007
Charles Hopper	100,000 25,000 100,000 125,000	$0.60 $0.65 $0.26 $0.34	Jan. 27, 2006 April 24, 2006 Mar. 18, 2007 April 03, 2007
John R. Houghton	50,000 50,000 50,000 50,000	$0.22 $0.35 $1.36 $0.34	July 13, 2003 Nov. 16, 2003 Nov. 18, 2004 April 03, 2007
Suzanne L. Loov	100,000 40,000	$0.65 $0.34	April 24, 2006 April 03, 2007

C. Board Practices

Directors are elected annually at Birch's annual meeting of shareholders and hold office until the earlier of their resignation or removal from office at a subsequent annual meeting of shareholders. The Board of Directors may fill vacancies created by departing directors between annual shareholders meetings. Directors representing in number up to one-third the size of the board elected at the most recent shareholders meeting may be appointed by the Board of Directors between shareholders' meetings.

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

Compensation Committee

The Board of Directors established a Compensation Committee on July 10, 1996, comprises Lanny K. McDonald (Chairman of the Compensation Committee and a director of the Company), Douglas J. Rowe (the President, Chief Executive Officer and a director of the Company), Kerry E. Sully (Chairman of the Board of Directors of the Company).

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

	Twelve Months Ended December 31
	2002	2001	2000
Operations(1)	6	6	7
Accounting	1	1	1
Administration	4	4	4
Total	11	11	12

Note:
(1) Includes personnel involved in technology, exploration and industrial minerals.

E. Share Ownership

See Item 6 - "Directors, Senior Management and Employees - Directors and Senior Management" and "Directors, Senior Management and Employees - Compensation", above, for disclosure regarding share ownership and options of Birch directors and executive officers.

ITEM 7 MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

To the knowledge of Birch there are no persons or entities who beneficially hold, directly or indirectly or exercise control or direction over, more than 5% of the voting rights attached to the issued and outstanding common shares of Birch, except as set forth below:

Name	Number of Securities Owned	Percentage of Class
Douglas J. Rowe(1)	2,152,983(2)	5.11%(3)
Notes: (1)	Mr. Rowe also holds options to purchase common shares of Birch as set forth in Item 6(B), above.
(2)	Number of shares is based upon insider trading reports filed by the named shareholder with applicable Canadian securities regulatory authorities.
(3)	Based on 42,107,521 issued and outstanding common shares.

The major shareholders of Birch do not have different voting rights than other shareholders.

As of May 31, 2003, 94 holders having an address of record within the United States of America owned 9,958,367 common shares, representing 23.6% of Birch's 42,107,521 (as of May 31, 2003) outstanding common shares.

B. Related Party Transactions

Other than the participation by certain of the Company's directors and executive officers in private placement financings on the same basis as unrelated third party investors, during the Company's last fiscal year and up to the date of this annual report, Birch has had no transactions and there are no presently proposed transactions which are material to Birch or a related party, or any transactions that are unusual in their nature or conditions, involving goods, services, or tangible or intangible assets with (a) enterprises that, directly or indirectly, through one or more intermediaries, control or are controlled by, or are under common control with, the Company; (b) associates, being an unconsolidated enterprise in which the Company has a significant influence or which has significant influence over the Company, where significant influence over an enterprise is the power to participate in the financial and operating policy decisions of the enterprise but is less than control over those polices and where Shareholders beneficially owning a 10% interest in the voting power of the Company are presumed to have a significant influence on the Company; (c) individuals owning, directly or indirectly, an interest in the voting power of the Company that gives them significant influence over the Company, and close members of any such individual's family; (d) key management personnel, being those persons having authority and responsibility for planning, directing and controlling the activities of the Company, including directors and senior management of the Company and close members of such individuals' families; and (e) enterprises in which a substantial interest in the voting power is owned, directly or indirectly, by any person described in (c) or (d) over which such person is able to exercise significant influence. This includes enterprises owed by directors or major shareholders of the Company and enterprises that have a member of key management in common with the Company. Close members of indiv idual's family are those that may be expected to influence, or be influenced by, that person in their dealings with the Company.

C. Interests of Experts and Counsel

This item is not applicable.

ITEM 8 FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

Incorporated hereto are the audited consolidated financial statements for the years ended December 31, 2002, 2001 and 2000 and the unaudited consolidated interim financial statements for the periods ended March 31, 2003 and 2002.

Other than as described herein, Birch is not involved in any legal or arbitration proceedings that may have, or have had in the recent past, significant effects on Birch's financial position or profitability.

Birch is not aware of any material proceeding in whic h any director, any member of senior management or any of Birch's affiliates is a party adverse to Birch or has a material interest adverse to Birch.

No dividends have been paid on any common shares of Birch. Birch intends to retain its earnings for use in the business and does not expect to pay dividends on its common shares in the foreseeable future.

B. Significant Changes

No significant changes have occurred since March 31, 2003.

ITEM 9 THE OFFER AND LISTING

A. Offer and Listing Details

The following table sets forth the high and low market prices of the common shares on the Exchange for the periods indicated.

Fiscal Period	High (Cdn$)	Low (Cdn$)
Years Ended: December 31, 1998 December 31, 1999 December 31, 2000 December 31, 2001 December 31, 2002 2003 First Quarter 2002 Fourth Quarter	1.00 2.10 3.05 1.10 0.73 0.40 0.42	0.12 0.29 0.40 0.50 0.10 0.19 0.10

Fiscal Period	High (Cdn$)	Low (Cdn$)

          Third Quarter

          Second Quarter

          First Quarter

2001

          Fourth Quarter

          Third Quarter

          Second Quarter

          First Quarter

Month Ended

         May 30, 2003

         April 30, 2003

         March 31, 2003

         February 28, 2003

         January 31, 2003

         December 31, 2002

	0.37 0.40 0.73 - - - 1.10 0.55 0.38 0.35 0.39 0.40 0.42	0.13 0.20 0.23 - - - 0.50 0.32 0.23 0.19 0.32 0.28 0.21

Note: (1)	On June 16, 2000, the TSXV halted trading of the common shares of the Company and on June 28, 2000, trading of the Company's common shares was suspended. Trading of the Company's common shares on the TSXV was reinstated on September 29, 2000. Trading in the common shares of the Company was again suspended on March 5, 2001 and reinstated on March 9, 2002.

The following table sets forth the high and low market prices of the common shares on the OTC-BB. All financial figures in this table are expressed in U.S. dollars.

Fiscal Period	High (US$)	Low (US$)

Years Ended:

   December 31, 2002

2003

         First Quarter

2002

         Fourth Quarter

         Third Quarter

         Second Quarter

         First Quarter

Month Ended

         May 30, 2003

         April 30, 2003

         March 31, 2003

         February 28, 2003

         January 31, 2003

         December 31, 2002

	0.2950 0.2550 0.2625 0.2400 0.2500 0.2950 0.4300 0.2800 0.2800 0.3300 0.2500 0.2625	0.0700 0.1300 0.0800 0.0900 0.1300 0.2150 0.2200 0.1500 0.1225 0.1900 0.1750 0.0800

B. Plan of Distribution

This item is not applicable.

C. Markets

Trading in Canada

The Company's common shares trade on the TSXV under the symbol BMD.

Trading in the U.S.A.

The Company's common shares trade on the OTC-BB under the symbol BHMNF.

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

Summary of Directors Powers and Authorities

The rights, duties, powers and authorities of the Board of Directors of Birch are set out in the Articles and ByLaws of Birch and the statutory provisions of the ABCA. The following is a selected summary of the Article s, By-Laws and applicable provisions of the ABCA as they relate to selected rights, duties, powers and authorities of the Board of Directors of Birch.

The Articles of Birch provide for a minimum of one and a maximum of fifteen directors. The ABCA prescribes that a distributing corporation must have a minimum of three directors, a majority of whom are Canadian residents and at least two of whom are not officers or employees of Birch. The Board of Directors may, between annual shareholders' meetings, appoint one or more additional directors to serve until the next annual shareholders' meeting provided that the number of directors so added may not exceed by one-third (1/3) the number of directors who held office at the expiration of the last shareholders' meeting.

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

Securities of Birch

The Company has an authorized capital consisting of an unlimited number of common shares, of which 42,107,521 are issued and outstanding as of the date of this annual report.

The holders of common shares are entitled to one vote for each share held of record on all matters to be voted on by stockholders. There is no cumulative voting with respect to the election of directors, with the result that the holders of more than 50% of the shares voting for the election of directors can elect all of the directors. Holders of common shares are entitled to receive dividends when, as and if declared by the Board of Directors in its discretion, out of funds legally available therefore. In the event of liquidation, dissolution or winding up of the Company, the holders of common shares are entitled to share ratably in the assets of the Company, if any, legally available for distribution to them after payment of debts and liabilities of the Company after provision has been made for each class of stock, if any, having liquidation preference over the common shares. Holders of common shares have no conversion, pre-emptive or other subscription rights, and there are no redemption or sinking fund provisions applicable to the common shares. All of the outstanding common shares are fully paid and non-assessable.

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

D. Exchange Controls

Canadian Exchange Controls

There are no governmental laws, decrees or regulations in Canada relating to restrictions on the export or import of capital, or affecting the remittance of interest, dividends or other payments to non-residents. Dividends paid to U.S. residents, however, are subject to a 15% withholding tax or a 5% withholding tax for dividends if the shareholder is a corporation owning at least 10% of the outstanding voting shares of the Company pursuant to Article X of the reciprocal tax treaty between Canada and the U.S. (See "Additional Information - Taxation").

Except as provided in the Investment Canada Act (the "ICA"), which has provisions that restrict the holding of voting shares by non-Canadians, there are no limitations specific to the rights of non-Canadians to hold or vote the common shares under the laws of Canada or the Province of Alberta, or in the charter documents of Birch or its subsidiaries.

Management of the Company believes that the following summary fairly describes those provisions of the ICA pertinent to an investment in the Company by a person who is not a Canadian resident (a "non-Canadian").

The ICA requires a non-Canadian making an investment which would result in the acquisition of control of a Canadian business (i.e. the gross value of the assets of which exceed a certain monetary threshold) to identify, notify, or file an application for review with the Investment Review Division of Industry Canada ("IRD").

The notification procedure involves a brief statement of information about the investment on a prescribed form which is required to be filed with the IRD by the investor at any time up to 30 days following implementation of the investment. It is intended that investments requiring only notification will proceed without government intervention unless the investment is in a specific type of business activity related to Canada's cultural heritage and national identity.

If an investment is reviewable under the ICA, an application for review in the form prescribed is normally required to be filed with the IRD prior to the investment taking place and the investment may not be implemented until the review has been completed and the Minister of Industry ("Minister") (the Minister responsible for Investment Canada) is satisfied that the investment is likely to be of net benefit to Canada. The Minister has up to 75 days to make this determination. If the Minister is not satisfied that the investment is likely to be of net benefit to Canada, the non-Canadian must not implement the investment or, if the investment has been implemented, may be required to divest himself of control of the business that is the subject of the investment.

In 1999, some of the powers, duties and functions of the Minister were transferred to the Minister of Canadian Heritage under Parts II to VI of the ICA as they relate to the prescribed business activities enumerated under paragraph 15(a) of the ICA, namely those that relate to Canada's "cultural heritage or national identity" (Cultural Activities") Cultural Activities include, among other things, the distribution or sale of books, magazines, film and video recordings and music recordings. As a result, an application for review must be submitted to the Cultural Sector Review Division of the Department of Canadian Heritage (the "CSRD") in respect of the acquisition of control of a Canadian business engaged in a Cultural Activity that exceeds the prescribed lower monetary threshold applicable to the acquisition of such Canadian businesses.

The Minister of Canadian Heritage's review, similar to the Minister's review, is based on the statutory threshold of net benefit to Canada. CSRD is guided by certain policy statements regarding investments by non-Canadians in Canadian businesses engaged in certain Cultural Activities. CSRD's policy statements address certain Cultural Activities at the production/publication, distribution and/or exhibition levels.

The following investments by non-Canadians are subject to notification under the ICA:

1.	An investment to establish a new Canadian business; and
2.	An investment to acquire control of a Canadian business that is not reviewable pursuant to the Act.

The following investments by a non-Canadian are subject to review under the ICA:

1.       An investment is reviewable if there is an acquisition of a Canadian business and the asset value of the
          Canadian business being acquired equals or exceeds the following thresholds:

(a)

For non-World Trade Organization ("WTO") investors, the threshold is $5 million for a direct acquisition and $50 million for an indirect acquisition; the $5 million threshold will apply however for an indirect acquisition if the asset value of the Canadian business being acquired exceeds 50% of the asset value of the global transaction;

(b)	Except as specified in paragraph (c) below, a threshold is calculated annually for reviewable direct acquisitions by or from WTO investors. The threshold for 2003 is $223 million. Pursuant to Canada's international commitments, indirect acquisitions by or from WTO investors are not reviewable;

(c)	The limits set out in paragraph (a) apply to all investors for acquisitions of a Canadian business that:
	(i)	engages in the production of uranium and owns an interest in a producing uranium property in Canada;
	(ii)	provides any financial service;
	(iii)	provides any transportation services; or
	(iv)	is a cultural business.
2.	Notwithstanding the above, any investment which is usually only notifiable, including the establishment of a new Canadian business, and which falls within a specific business activity, including the publication and distribution of books, magazines, newspapers, film or video recordings, audio or video music recordings, or music in print or machine-readable form may be reviewed if an Order-in-Council directing a review is made and a notice is sent to the Investor within 21 days following the receipt of a certified complete notification.

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

A WTO investor, as defined in the ICA, includes an individual who is a national of a member country of the WTO or who has the right of permanent residence in relation that WTO member, a government or government agency of a WTO investor-controlled corporation, a limited partnership, trust or joint venture that is neither WTO-investor controlled or Canadian controlled of which two-thirds of its board of directors, general partners or trustees, as the case may be, are any combination of Canadians and WTO investors.

The higher thresholds for WTO investors do not apply if the Canadian business engages in activities in certain sectors such as uranium, financial services (except insurance), transportation services or cultural business.

The ICA exempts certain transactions from the notification and review provisions of ICA, including, among others, (a) an acquisition of Voting Shares if the acquisition were made in the ordinary course of that persons' business as a trader or dealer in securities; (b) an acquisition of control of the company in connection with the realization of a security interest granted for a loan or other financial assistance and not for any purpose related to the provisions of the ICA; (c) the acquisition of voting interests by any person in the ordinary course of a business carried on by that person that consists of providing, in Canada, venture capital on terms and conditions not inconsistent with such terms and conditions as may be fixed by the Minister; and (d) acquisition of control of the Company by reason of an amalgamation, merger, consolidation or corporate reorganization, follow ing which the ultimate direct or indirect control in fact of the Company, through the ownership of voting interests, remains unchanged.

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

In the case of a non-resident holder to whom shares of the Company represent taxable Canadian property and who is resident in the U.S., no Canadian tax will be payable on a capital gain realized on such shares by reason of the Tax Convention unless the value of such shares is derived principally from real property situated in Canada or the non-resident holder previously held the shares while resident in Canada. Mineral exploration rights are considered to be real property for this purpose.

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

Any Canadian tax withheld may be credited (subject to certain limitations) against the U.S. Holder's U.S. Federal taxable income. (See more detailed discussion at "Foreign Tax Credits" below). To the extent that distributions exceed current or accumulated earnings and profits of the Company, they will be treated first as a return of capital up to the U.S. Holder's adjusted basis in the common shares and thereafter as a gain from the sale or exchange of the common shares. Preferential tax rates for long-term capital gains are applicable to an U.S. Holder, which is an individual, estate or trust. There are currently no preferential tax rates for long-term capital gains for an U.S. Holder, which is a corporation.

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

This gain or loss will be capital gain or loss if the common shares are a capital asset in the hands of the U.S. Holder, which will be a short-term or long-term capital gain or loss depending upon the holding period of the U.S. Holder. Gains and losses are netted and combined according to special rule s in arriving at the overall capital gain or loss for a particular tax year. Deductions for net capital losses are subject to significant limitations.

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

H. Documents on Display

Documents concerning Birch which are referred to in this annual report may be inspected upon written request to the Corporate Administrator of Birch as follows:

        Jane Quinn
        Corporate Administrator
        Birch Mountain Resources Ltd.
        3100, 205 - 5th Avenue S.W.
        Calgary, AB, Canada T2P 2V7

The Company is subject to the information requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, to the extent required of Canadian companies, files periodic reports and other information with the Securities and Exchange Commission. All such reports and information may be read and copied at the public reference facilities listed below. The Company intends to give its shareholders annual reports containing audited financial statements and a report thereon from its independent chartered accountants and quarterly reports for the first three quarters of each fiscal year containing unaudited interim financial information.

Statements made in this annual report on Form 20-F about the contents of contracts or other documents are not necessarily complete and the Company refers you to the copy of such contracts or other documents filed as exhibits to this annual report.

The Company's Securities and Exchange Commission filings, and the exhibits thereto, are available for inspection and copying at the public reference facilities maintained by the Securities and Exchange Commission in Judiciary Plaza, Room 1024, 450 Fifth Street N.W., Washington, D.C., 20549. Copies of these filings may be obtained from these offices after the payment of prescribed fees. Please call the Securities and Exchange Commission at 1-800-SEC-0330 for further information on the public reference rooms. These filings are also available on the Securities and Exchange Commission's website at www.sec.gov.

The Company will also provide its shareholders with proxy statements prepared according to Canadian law. As a Canadian company, the Company is exempt from the Exchange Act rules about prescribing the furnishing and content of proxy statements to shareholders and is also exempt from the short-swing profit recovery and disclosure regime of section 16 of the Exchange Act.

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

ITEM 15 CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

The Chief Executive Officer, Douglas J. Rowe, and Chief Financial Officer, Donald L. Dabbs, evaluated the effectiveness of Birch's disclosure controls and procedures as of a date within 90 days of the filing of this report (the "Evaluation Date"), and concluded that, as of the Evaluation Date, Birch's disclosure controls and procedures were effective to ensure that information Birch is required to disclose in its filing with the Securities and Exchange Commission under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported, within the time periods specified in the Commission's rules and forms, and to ensure that information required to be disclosed by Birch in the reports that it files under the Exchange Act is accumulated and communicated to Birch's management, including its principal executive officer and principal financial officer, as appropriate to allow timely decisions regarding required disclosure.

Changes to Internal Controls and Procedures for Financial Reporting

There were no significant changes to Birch's internal controls or in other factors that could significantly affect these controls subsequent to the Evaluation Date.

ITEM 16 RESERVED BY THE SEC

PART III

ITEM 17 FINANCIAL STATEMENTS

Page
No.

Report of Independent Auditors	F-1

Consolidated Balance Sheets for the years ended December 31, 2001 and 2002	F-2

Consolidated Statements of Loss and Deficit for the years ended December 31, 2002, 2001 and 2000	F-3

Consolidated Statements of Cash Flow for the years ended December 31, 2002, 2001 and 2000	F-4

Notes to the Consolidated Financial Statements	F-5

Consolidated Balance Sheet for the three months ended March 31, 2003	F-18

Consolidated Statements of Loss and Deficit for the three months ended March 31, 2003	F-19

Consolidated Statements of Cash Flow for the three months ended March 31, 2003	F-20

Notes to the Consolidated Financial Statements	F-21

ITEM 18 FINANCIAL STATEMENTS

Not Applicable

ITEM 19	EXHIBITS

EXHIBIT NO.

1.	Articles of Amalgamation (1)

2a.	By-Law No. 1 (1)

2b.	Shareholders Rights Plan Agreement(1)

4a.	Stock Option Plan of the Company dated November 2, 1994 (1)

4b.	Stock Option Plan of the Company dated March 27, 2002

4c.	Proposed amended 1994 Stock Option Plan of the Company dated May 8, 2003

4d.	Proposed amended 2002 Stock Option Plan of the Company dated May 8, 2003

4e.	Employment Contract with Douglas J. Rowe (1)

4f.	Finders Fee Agreement between the Company and American Precious Metals Inc. dated
June 24, 1999 (1)

12a.	906 Certificate - Chief Executive Officer

12b.	906 Certificate - Chief Financial Officer

12c.	News Release of the Company dated September 27, 2000 (1)

(1) Previously filed by the Company as part of its Registration Statement on Form 20-F filed on September 29, 2000 (SECFile No. 0-31645)

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

BIRCH MOUNTAIN RESOURCES LTD.
Date: June 24, 2003
	By:	/s/ Douglas J. Rowe
Douglas J. Rowe President and Chief Executive Officer

SECTION 302 CERTIFICATION

I, Douglas J. Rowe, certify that:

1. I have reviewed this annual report on Form 20-F of Birch Mountain Resources Ltd.

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statement, and other financial information included in this annual report, fair ly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual report is being prepared;

b) evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent function);

a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls, and

6. The registrant's other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions wit h regard to significant deficiencies and material weaknesses.

Date: June 24, 2003
/s/ Douglas J. Rowe
Douglas J. Rowe, President and Chief Executive Officer

SECTION 302 CERTIFICATION

I, Donald L. Dabbs, certify that:

1. I have reviewed this annual report on Form 20-F of Birch Mountain Resources Ltd.

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statement, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual report is being prepared;

b) evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent function);

a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls, and

6. The registrant's other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to signif icant deficiencies and material weaknesses.

Date: June 24, 2003
/s/ Donald L. Dabbs
Donald L. Dabbs, Vice-President and Chief Financial Officer

Birch Mountain Resources Ltd.

Consolidated Financial Statements

December 31, 2002 and 2001

Birch Mountain Resources Ltd. Auditors' Report

To the Shareholders of

Birch Mountain Resources Ltd.

We have audited the consolidated balance sheets of Birch Mountain Resources Ltd. as at December 31, 2002 and 2001 and the consolidated statements of loss and deficit and cash flows for each of the years in the three-year period ended December 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian and United States generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2002 and 2001 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2002, in accordance with Canadian generally accepted accounting principles.

Calgary, Alberta                                                                                                                      Chartered Accountants
April 29, 2003

Comments for U.S. Readers

In the United States, reporting standards for auditors require the addition of an explanatory paragraph following the opinion paragraph when there are substantial uncertainties about the Company's ability to continue as a going concern, as referred to in Note 1 to these consolidated financial statements. Our report to the shareholders dated April 29, 2003, is expressed in accordance with Canadian reporting standards, which do not permit a reference to such matters in the auditors' report when the facts are adequately disclosed in the financial statements.

Calgary, Alberta                                                                                                                        Chartered Accountants
April 29, 2003

Suite 600, 808 - 4th Ave. S.W., Calgary, Alberta T2P 3E8 (403)263-3385 F-1

Birch Mountain Resources Ltd. Consolidated Balance Sheets As at December 31

	2002	2001
Assets
Current
Cash and cash equivalents (Note 4)	47,782	290,714
Accounts receivable	14,236	32,968
Share subscription receivable	15,000	-
Investments (Note 5)	20,000	-
Prepaids and deposits	4,922	60,097
	101,940	383,779
Capital assets (Note 6)	163,152	225,828
	265,092	609,607
Liabilities
Current
Accounts payable (Note 7)	934,131	309,101
Shareholders' equity (deficiency)
Share capital (Note 9)	25,186,910	24,346,505
Deficit	(25,855,949)	(24,045,999)
	(669,039)	300,506
	265,092	609,607

/s/ Donald L. Dabbs                    Director
Donald L. Dabbs

/s/ Kerry E. Sully                        Director
Kerry E. Sully

The accompanying notes are an integral part of these financial statements. F-2

Birch Mountain Resources Ltd. Consolidated Statements of Loss and Deficit For the years ended December 31

	2002	2001	2000
Expenses
Amortization	47,558	59,046	55,385
Consulting	2,400	67,271	650,172
Mineral exploration costs	976,305	941,530	-
Office	233,043	284,698	228,276
Professional fees	264,584	450,538	322,499
Research costs	42,514	128,068	160,539
Salaries, management fees and benefits	437,786	428,171	475,912
Shareholder services and promotion	143,046	267,921	278,583
Loss before the following	2,147,236	2,627,243	2,171,366
Interest and other income	(986)	(72,560)	(194,504)
Gain on disposal of investment	-	(15,463)	-
Limestone sale	(250,000)	-	-
Writedown of mineral exploration costs	-	-	1,792,388
	(250,986)	(88,023)	1,597,884
Loss before income taxes	1,896,250	2,539,220	3,769,250
Future income tax recovery	(86,300)	(359,825)	(238,622)
Net loss for year	1,809,950	2,179,395	3,530,628
Deficit, beginning of year, as previously stated	(24,045,999)	(13,528,173)	(9,997,545)
Adjustment for change in accounting policy (Note 3)	-	(8,338,431)	-
Deficit, beginning of year, as restated	(24,045,999)	(21,866,604)	(9,997,545)
Deficit, end of year	(25,855,949)	(24,045,999)	(13,528,173)
Loss per share
Basic	(0.05)	(0.06)	(0.11)

The accompanying notes are an integral part of these financial statements. F-3

Birch Mountain Resources Ltd. Consolidated Statements of Cash Flows For the years ended December 31
	2002	2001	2000
Cash flows from operating activities
Cash received from customers	269,004	-	-
Interest income received	714	90,265	168,530
Cash paid to employees	(782,086)	(805,464)	(475,912)
Cash paid to suppliers	(660,170)	(1,875,408)	(1,103,616)
	(1,172,538)	(2,590,607)	(1,410,998)
Cash flows from financing activities
Issuance of common shares for cash	911,705	72,500	4,386,926
Share issuance costs	-	-	(36,536)
	911,705	72,500	4,350,390
Cash flows from investing activities
Proceeds on disposal of investment	-	31,392	-
Proceeds on disposal of capital assets	18,000	-	-
Purchase of capital assets	(99)	(84,286)	(118,922)
Mineral exploration costs	-	-	(902,313)
	17,901	(52,894)	(1,021,235)
Increase (decrease) in cash	(242,932)	(2,571,001)	1,918,157
Cash at beginning of year	290,714	2,861,715	943,558
Cash at end of year	47,782	290,714	2,861,715

The accompanying notes are an integral part of these financial statements. F-4
Birch Mountain Resources Ltd. Notes to the Consolidated Financial Statements For the years ended December 31, 2002, 2001 and 2000

1.	Nature of operations and going concern considerations

Birch Mountain Resources Ltd. (the "Company") is in the process of exploring its mineral leases and permits and has not yet determined whether they contain economically recoverable reserves.

These financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles on a going concern basis. This presumes funds will be available to finance ongoing exploration, operations and capital expenditures and permit the realization of assets and the payment of liabilities in the normal course of operations for the foreseeable future. The Company has incurred a net loss of $1,809,950 during the year ended December 31, 2002 (2001 - $2,179,395; 2000 - $3,530,628) and as at December 31, 2002, has a deficit of $25,855,949.

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

The consolidated financial statements are expressed in Canadian dollars and are prepared in accordance with accounting principles generally accepted in Canada. These financial statements include the accounts of the Company and its wholly owned subsidiaries, Dawson Bay Minerals Inc., Swift River Minerals Ltd., and Rockyview Development Limited and its subsidiaries. Swift River Minerals Ltd. was voluntarily dissolved on June 30, 2000. Rockyview Development Limited and its subsidiaries have been inactive for the past four years.

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
F-5
Birch Mountain Resources Ltd. Notes to the Consolidated Financial Statements For the years ended December 31, 2002, 2001 and 2000
2.	Significant accounting policies (continued)
(b)	Capital Assets
Capital assets are recorded at cost. Amortization is provided using methods and rates intended to amortize the cost of assets over their estimated useful lives.

	Method	Annual Rate
Equipment	Declining balance	20% - 30%
Computer	Declining balance	30% - 100%
Automotive	Declining balance	30%
Leasehold improvements	Straight line	20%
(c)	Future Income Taxes
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

The Company has adopted the new Canadian Institute of Chartered Accountant's standard for stock based compensation. No compensation costs are recognized upon the granting of options and share capital is credited when options are exercised. The new standard does require additional disclosures including proforma information as if the fair value based method had been used to account for employee options.

(e)	Cash and Cash Equivalents

Cash and cash equivalents include balances with banks and short-term investments with maturities of three months or less. Cash subject to restrictions that prevent its use for current purposes is included in restricted cash.

(f)	Investments
The investment in marketable securities is recorded at the lower of cost or quoted market value. If market value is less than cost, the unrealized loss is charged to income.

(g)	Flow-through Shares

Under Canadian income tax legislation, corporations are permitted to issue shares whereby the Company agrees to incur qualifying expenditures, as defined under the Canadian Income Tax Act, and renounce the related income tax deductions to the investors. The tax benefits renounced are reflected as a future tax liability and deducted from the proceeds of share capital.

(h)	Research Costs

The Company is actively engaged in researching new mineral technology applications. Costs associated with such projects, including patent application costs, are expensed in the period they are incurred.

(i)	Per Share Amounts

Earnings per share amounts are computed using the weighted average number of common shares outstanding. On January 1, 2001, the Company adopted the treasury stock method to calculate diluted earnings per share which assumes that any proceeds obtained on the exercise of options and warrants would be used to purchase common shares at the average trading price during the period.

Birch Mountain Resources Ltd. Notes to the Consolidated Financial Statements For the years ended December 31, 2002, 2001 and 2000

2.	Significant accounting policies (continued)
(j)	Foreign currency translation

Transaction amounts denominated in foreign currencies are translated into their Canadian dollar equivalents at exchange rates prevailing at the transaction dates. Carrying values of monetary assets and liabilities reflect the exchange rates at the balance sheet date. Translation gains and losses are included in current earnings.

(k)	Use of Estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant areas requiring the use of management estimates include estimates related to the determination of impairment of mineral exploration costs, reclamation obligations and determination of qualifying renouncements. These estimates are reviewed periodically and, as adjustments become necessary, they are reported in earnings in the periods in which they become known.

3.	Adoption of accounting policies
(a)	Stock Based Compensation

Effective January 1, 2002 the Company adopted CICA Handbook 3870 "Stock-based Compensation and Other Stock-based Payments", which establishes standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services. The new standard sets out a fair-value based method of accounting that is required for certain, but not all, stock-based transactions.

The new standard permits the Company to continue its existing policy that no compensation cost is recorded on the grant of stock options to employees. Consideration paid by employees on the exercise of stock options is recorded as share capital. However, Handbook 3870 requires additional disclosures for options granted to employees, including disclosure of pro forma earnings and pro forma earnings per share as if the fair-value based accounting method had been used to account for employee stock options (see Note 10).

(b)	Per Share Amounts

The Canadian Institute of Chartered Accountants has approved a new standard for the computation, presentation and disclosure of earnings per share amounts. The Company adopted this new standard effective January 1, 2001, and has applied it retroactively to calculate earnings per share. Under the new standard, the treasury stock method is used, instead of the imputed earnings method, to determine the dilutive effect of stock options and other instruments. Under the treasury stock method, only "in the money" dilutive instruments have an impact on the diluted calculations. The effect of stock options and warrants on the per share amounts for the years presented are anti-dilutive as their inclusion would reduce the loss per share; therefore, diluted amounts are not presented.

(c)	Mineral Exploration Costs

In March 2000, the Accounting Standards Board of the Canadian Institute of Chartered Accountants (CICA) issued Accounting Guideline 11 "Enterprises in the Development Stage" (AcG-11). The Guideline was effective for fiscal periods beginning on or after April 1, 2000. Under AcG-11, all deferred resource property expenditures are reviewed, on a property-by-property basis, to assess their recoverability. When the carrying value of a property exceeds its net recoverable amount (net recoverable amounts are estimated by quantifiable evidence of an economic geological resource or reserve, joint venture expenditure commitment or the Company's assessment of a property's realizable value), a provision is made for the impairment in value. Prior to the adoption of this guideline, mineral leases and permits were recorded at cost. Cost included cash consideration and the market value of shares issued, if any. All direct and indirect acquisition and exploration expenditures were capitalized and deferred until the leases and permits to which they related were placed into production, sold, allowed to lapse, or abandoned.

Birch Mountain Resources Ltd. Notes to the Consolidated Financial Statements For the years ended December 31, 2002, 2001 and 2000

3.	Adoption of accounting policies (continued)
(c)	Mineral Exploration Costs (continued)

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

4.	Cash and cash equivalents
	2002	2001
Cash, available for use	47,782	271,714
Cash, subject to restriction	-	19,000
	47,782	290,714

Cash subject to restriction represents an amount on deposit as security for a letter of credit to the government of Manitoba.

5.	Investments

Under the terms of an agreement referred to in Note 8, the Company received common shares of Shear Minerals Ltd. and Marum Resources Inc. The market value of these shares upon receipt, and at December 31, 2002 was $20,000. The receipt of those shares resulted in a corresponding $20,000 credit to mineral exploration costs as a cost recovery.

These shares were sold subsequent to the year end for net proceeds approximating $26,700.

F-8
Birch Mountain Resources Ltd. Notes to the Consolidated Financial Statements For the years ended December 31, 2002, 2001 and 2000
6.	Capital assets

	2002		2001
	Cost	Net Book Value	Cost	Net Book Value
Equipment	271,568	105,139	271,470	128,852
Computer	227,482	37,045	227,482	50,711
Automotive	-	-	38,417	20,522
Leasehold improvements	30,009	20,968	30,009	25,743
	529,059	163,152	567,378	225,828

7.	Accounts payable Included in accounts payable is $67,083 of loans payable. These loans are unsecured, due on demand and bear interest at an average rate of 7%.
8.	Mineral exploration costs
(a)

Alberta
 Athabasca Region

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

At December 31, 2001, the Company's mineral property in the Athabasca region comprised of 83 permits and 27 leases covering 675,316 hectares (1,668,375 acres).

In April 2002, the Company filed its assessment report for $5.15 million of expenditures comprising of direct spending by the Company as well as significant costs incurred by other parties involved with the Company as a result of Co-Development Agreements. Also during the year, certain permits were allowed to lapse thereby reducing the Company's Athabasca mineral property by approximately 348,000 hectares leaving the Company's land position in this region at 326,000 hectares (806,000 acres) at December 31, 2002.

Based on the amount of land held under lease at December 31, 2002, annual lease payments of approximately $172,000 will be required. Under a 2002 agreement, Suncor Energy Inc. has agreed to pay $39,000 of these lease rentals, covering six mineral leases, until 2014.

In 2002, the Company established an Industrial Minerals Division to take advantage of potential business opportunities arising from the Company's ownership of the rights to mine and market limestone from its Athabasca mineral leases. In September 2002, the Company announced a sale of limestone to Suncor Energy Ltd. for $250,000. Following this, the Company completed a geological appraisal of a potential limestone quarry in the area and is continuing to investigate the establishment of a dual-purpose quarry capable of supplying limestone aggregate and quicklime to the Fort McMurray area.

In December 2002, the Company acquired a 100% undivided interest in a mineral lease located near the limestone property in exchange for a Limestone Royalty of $0.15 per tonne of limestone sold from the proposed quarry.

Birch Mountain Resources Ltd. Notes to the Consolidated Financial Statements For the years ended December 31, 2002, 2001 and 2000

8.	Mineral exploration costs (continued)
(a)

Alberta (continued)
Birch Mountains Region
At December 31, 2002, the Company's mineral property in the Birch Mountains region comprised of 10 permits covering 92,160 hectares (227,731 acres). Diamond-bearing kimberlite intrusive rocks are the principal exploration target on this property, but the Company has also conducted some preliminary precious metal exploration in this region as well.

The assessment filed in April 2002 was applied to the permits in the Birch Mountains region.

During 2001, the Company entered into an agreement with Shear Minerals Ltd. (Shear) and Marum Resources Inc. (Marum). Under the terms of the agreement, Marum agreed to pay 100,000 of their shares, and Shear agreed to pay 50,000 of their shares, to the Company. These shares were issued to the Company during 2002. Per the agreement, Marum and Shear can earn a total of 30% interest in the diamond rights held by the Company by spending $150,000 on exploration and by completing three drill holes, within the first year of the agreement. Marum and Shear can earn an additional 30% interest in the diamond rights in year two by spending $150,000 on exploration, and another 30% interest in the diamond rights, for a total of 90% interest in the diamond rights, by spending $250,000 on exploration in year three of the agreement. The Company will retain a 10% interest in the project and will hold a 2% gross overriding royalty on diamond production from the property. Marum and Shear may purchase 1% of the gross overriding royalty at any time for a payment of $2,000,000.

(b)

Manitoba
The Company's exploration activity in Manitoba was in the Dawson Bay area. The Dawson Bay mineral property is held by Dawson Bay Minerals Inc., a wholly owned subsidiary of Birch Mountain Resources Ltd.

On May 8, 2001 the Company announced that it had relinquished 82,030 hectares (202,614 acres) of special exploration permits in the Dawson Bay area, retaining only one exploration permit covering 9,784 hectares (21,177 acres). During 2002, the Company announced it had elected to let the remaining permit lapse and has no mineral interest in Manitoba.

(c)	Total mineral exploration costs over the years consist of the following:

	2002 Expensed	2001 Expensed	2000 Capitalized
Administration	66,941	6,414	71,136
Assay and geological	9,138	56,091	210,313
Land lease and permit *	117,778	171,250	1,579,366
Materials, services and drilling	300,381	177,744	140,103
Rental	45,172	81,228	58,486
Salaries	421,419	342,915	185,303
Travel and accommodations	15,476	105,888	57,606
	976,305	941,530	2,302,313

* The 2000 land lease and permit cost includes $1,400,000 relating to shares issued for mineral permits.
9.	Share capital
The Company is incorporated under the jurisdiction of the Business Corporations Act of Alberta.
(a)	Authorized capital
Unlimited number of common voting shares Unlimited number of preferred shares issuable in series Unlimited number of non-voting shares
F-10

Birch Mountain Resources Ltd. Notes to the Consolidated Financial Statements For the years ended December 31, 2002, 2001 and 2000

9.	Share capital (continued)
(b)	Common shares
		Number	Amount
	Balance December 31, 2000	33,552,966	24,633,830
	Issued for cash
	Private placement	94,156	72,500
	Tax benefits renounced on flow-through shares	-	(359,825)
	Balance December 31, 2001	33,647,122	24,346,505
	Issued for cash
	Private placements	2,397,277	716,205
	Flow-through shares	842,000	210,500
	Tax benefits renounced on flow through shares	-	(86,300)
		36,886,399	25,186,910

In December 2002, the Company completed a private placement of 2,071,910 units at $0.25 per unit. Of these, 842,000 units were flow through. All units consisted of one common share and one non-transferable share purchase warrant entitling the holder to purchase an additional common share for $0.75 for a period of 16 months after closing.

In June and July 2002, the Company completed two additional private placements of 1,167,367 units at $0.35 per unit. Each unit consisted of one common share plus one non-transferable share purchase warrant entitling the holder to purchase an additional common share for $1.00 for a period of 14 months after closing.

At December 31, 2002, the Company had renounced all of its flow-through commitment and incurred $75,634 of expenditures. The balance of $134,866 of qualifying expenditures has been incurred subsequent to the year end.

During 2001, the Company completed a private placement of 94,156 units at $0.77 per unit, none of which were flow-through units. Each unit consisted of one common share. No commissions were paid in relation to this issue.

At December 31, 2001, the Company had incurred and renounced approximately $1,259,000 of its flow-through commitment of $1,334,000.

During 2001, the Company entered into an agreement with AuRIC Precious Metals Inc. (AuRIC) to purchase rights to a customized fire assay protocol developed by AuRIC. The contract includes provisions for independent, third-party verification tests using a double-blind, chain-of-custody test protocol, the costs of which are to be born by the Company. When the Company is satisfied that AuRIC has met all of the conditions of the agreement, the Company has agreed to purchase the assay protocol from AuRIC for consideration of US$400,000 plus 640,000 common shares of the Company, 400,000 that will be free trading, and the issuance of which must comply with the applicable laws in Canada and the United States. Independent verification tests conducted to date are inconclusive.

During the 2000 year, the Company entered into an agreement with American Precious Metal (APM) whereby APM will provide introductions to parties who could aid in advancing the determination of precious metals. The Company issued 350,000 shares at $1.40 during the year and were to issue an additional 150,000 shares upon the determination that APM had delivered to Birch a successful assay method, as confirmed by independent tests done in a third-party laboratory. To date, APM has not presented an assay method and, as a result, the Company has not issued any additional shares to APM.

(c)

Preferred Shares

An unlimited number of preferred shares may be issued in one or more series, and the directors are authorized to fix the number of shares in each series and to determine the designation, rights, privileges and conditions attached to the shares of each series.

Birch Mountain Resources Ltd. Notes to the Consolidated Financial Statements For the years ended December 31, 2002, 2001 and 2000
9.	Share capital (continued)
(e)	Reserved for Issue

Options

The Company has two stock option plans. The original plan was established in 1994 to grant options to directors, officers, employees and consultants of the Company. The plan is administered by the Compensation Committee of the Board of Directors and contains provisions stating that the option period may not exceed 5 years and that the number of common shares issuable on exercise of outstanding stock options may not exceed 10% of the issued and outstanding common shares.

In March 2002, the Board of Directors approved a new stock option plan ("2002 Plan") which was approved by the shareholders at the June 2002 annual general and special meeting. The purpose of the 2002 Plan is to afford persons who provided services to the Company, whether directors, officers, consultants or employees, an opportunity to obtain a proprietary interest in the Company through the purchase of common shares and to aid in attracting, retaining and encouraging the continued involvement of such persons with the Company. The number of common shares reserved for issuance pursuant to the exercise of all options under this plan may not exceed 3,392,674. The plan is administered by the Board of Directors who determine to whom options shall be granted including the terms, pricing and vesting of the grants.

The Company has granted options on common shares as follows:

	Number of Options	Price Range ($)	Weighted Average Price ($)	Expiry Date
December 31, 2000 outstanding	1,920,000	0.22 - 1.36	0.85	2002 - 2004
Granted	683,750	0.60 - 0.65	0.62	2006
Cancelled	(305,000)	0.70	0.70	2004
December 31, 2001 outstanding	2,298,750	0.22 - 1.36	0.77	2002 - 2006
Granted	2,555,000	0.26 - 0.34	0.30	2007
Cancelled	(135,000)	0.70	0.70	2002
December 31, 2002 outstanding	4,718,750	0.22 - 1.36	0.54	2003 - 2007

The following summarizes information about stock options outstanding as at December 31, 2002 under both plans:

Number of Shares		Expiry date	Option Price ($)
Original Plan
150,000		March 2003	0.90
75,000		July 2003	0.22
490,000		November 2003	0.35
30,000		July 2004	1.25
735,000		November 2004	1.36
408,750		January 2006	0.60
275,000		April 2006	0.65
1,140,000		March 2007	0.26
3,303,750			0.63
2002 Plan
1,415,000		April 2007	0.34
Both Plans	4,718,750		0.54

F-12
Birch Mountain Resources Ltd. Notes to the Consolidated Financial Statements For the years ended December 31, 2002, 2001 and 2000
9.	Share capital (continued)

Warrants
In relation to private placements, the Company has the following warrants outstanding:

	Number of Warrants	Price Range ($)	Weighted Average Price ($)	Expiry Date
December 31, 2001 outstanding	1,410,781	1.50	1.50	2002
Issued	3,239,277	0.75 - 1.00	0.84	2003 - 2004
Expired	(1,410,781)	1.50	1.50	2002
December 31, 2002 outstanding	3,239,277	0.75 - 1.00	0.84	2003 - 2004

10.	Stock-based compensation

The Company accounts for stock-based compensation using the intrinsic value method. Under this method, no costs are recognized in the financial statements for share options granted to employees or directors when the options are issued at market value. Effective January 1, 2002, Canadian Generally Accepted Accounting Principles require disclosure of the impact on net earnings using the fair value method for stock options issued on or after January 1, 2002. Had the fair value method been used, the Company's net earnings and net earnings per share would have been as follows for the year ended December 31, 2002:

	December 31, 2002 As reported	December 31, 2002 Pro-forma
Net loss	1,809,950	2,079,950
Loss per share, basic	(0.05)	(0.06)

The fair value of each option was estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions:

Expected life	5 years
Risk free interest rate	4.5%
Expected volatility	30%

Option pricing models require the input of highly subjective assumptions including the expected price volatility. Change in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable single measure of the fair value of the Company's stock options.

11.	Continuing obligations

The Company rents premises and equipment under operating leases expiring during the next three years requiring annual payments as follows:

2003	290,843
2004	50,173
2005	30,000

Birch Mountain Resources Ltd. Notes to the Consolidated Financial Statements For the years ended December 31, 2002, 2001 and 2000

12.	Related-party transactions
The Company had the following transactions with related parties:
• Included in shareholder services and promotion are amounts of $9,888 (2001 - $8,288; 2000 - $5,750) paid to a company controlled by the spouse of a director.
• Included in professional fees is $46,614 (2001/2000 - nil) of consulting and legal fees paid to a company owned by an officer.
• Included in professional fees is $61,664 (2001 - $156,050, 2000 - $130,151) of legal fees paid to two firms in which officers are partners.
• Included in accounts payable is $68,763 (2001 - $2,304) relating to these transactions.
These transactions were in the normal course of operations and were measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.
13.	Income taxes
Future income tax assets consist of the following temporary differences:

	2002	2001	2000
Mineral exploration costs	5,838,957	5,355,105	2,004,052
Capital assets	101,291	172,156	141,985
Scientific Research and Experimental Development
Expenditures Unclaimed	86,806	89,157	94,471
Loss carryforwards	987,185	869,553	662,160
Share issuance costs	12,519	21,843	32,780
Valuation allowance	(7,026,758)	(6,507,814)	(2,935,448)
Future tax assets (net of valuation allowance)	-	-	-

At December 31, 2002, the Company has the following deductions available:
*#8226	Canadian mining exploration costs and undepreciated capital cost allowance of $14,600,000 (2001 - $13,352,000, 2000 - $12,000,000) which may be carried forward indefinitely;
•	Scientific Research and Experimental Development costs of $211,000, which may be carried forward indefinitely; and
•	Non-capital loss carryforwards of approximately $2,147,000 will expire as follows:

2003	307,000
2004	297,000
2005	132,000
2006	185,000
2007	-
2008	754,000
2009	472,000

In addition to the above, the Company has the following deductions available, which have not been reflected in the financial statements:
&8226	Capital losses of $3,500,000 which may be carried forward indefinitely; and
•	Investment tax credits of $38,000 available for carry forward to 2005.
F-14
Birch Mountain Resources Ltd. Notes to the Consolidated Financial Statements For the years ended December 31, 2002, 2001 and 2000

13.	Income taxes (continued) The income tax recovery differs from the amount that would be expected by applying the current tax rates for the following reasons:

	2002	2001	2000
Loss before taxes	1,809,950	2,539,220	3,769,250
Expected tax recovery	742,080	1,069,266	1,681,839
Other	(3,587)	(25,007)	(9,464)
Resource allowance	(55,971)	(64,780)	(184,491)
Share issue costs	8,749	9,093	73,035
Valuation allowance	(604,971)	(628,747)	(1,322,297)
Future income tax recovery	86,300	359,825	238,622

14.

Segmented information
The Company's principal business segment is the acquisition and exploration of mineral leases and permits. The Company also engages in research of mineral technology and in 2002 established an industrial mineral division to pursue the development of its limestone property. The Company's activities are focused on Western Canada.

	Mineral Exploration	Mineral Technology	Industrial Minerals	Corporate	Total
2002
Revenue	-	-	250,000	986	250,986
Expense	863,845	42,514	112,460	1,128,417	2,147,236
Loss	(863,845)	(42,514)	137,540	(1,127,431)	(1,896,250)
Assets	81,600	-	-	183,492	265,092
2001
Revenue	-	-	-	88,023	88,023
Expense	941,530	128,068	-	1,557,645	2,627,243
Loss	(941,530)	(128,068)	-	(1,469,622)	(2,539,220)
Assets	56,459	82,872	-	470,276	609,607
2000
Revenue	-	-	-	194,504	194,504
Expense	1,792,388	160,539	-	2,010,827	3,963,754
Loss	(1,792,388)	(160,539)	-	(1,816,323)	(3,769,250)
Assets	8,404,507	30,088	-	3,056,524	11,491,119

15.	Financial instruments

The Company, as part of its operations, carries a number of financial instruments. It is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments except as otherwise disclosed.

The carrying amount of cash, accounts receivable, investments, accounts payable approximates their fair value due to the short-term maturities of these items.

Birch Mountain Resources Ltd. Notes to the Consolidated Financial Statements For the years ended December 31, 2002, 2001 and 2000

16.	Material differences between Canadian and United States generally accepted accounting principles

The consolidated financial statements of the Company have been prepared in accordance with generally accepted accounting principals (GAAP) in Canada. Significant differences between GAAP in Canada and the United States that would have an effect on these consolidated financial statements are as follows:

(a)

The balance of any unspent funds raised under a flow-through arrangement is considered restricted cash under U.S. GAAP and would require separate disclosure on the face of the balance sheet. In addition, such restricted amounts would not be considered cash and cash equivalents for cash flow reporting purposes. The amount of such restricted cash applicable to future flow-through expenditures included in the balance sheet was $135,000 at December 31, 2002 (2001 - $75,000).

(b)

Mineral exploration costs are accounted for in accordance with Canadian GAAP as discussed in Note 2. For U.S. GAAP purposes, the Company expenses exploration costs relating to unproven mineral leases and permits as incurred as well as acquisition costs for leases and permits that do not provide for unrestricted exploration. Any write-down of capitalized exploration costs would be considered an operating expense and included in the determination of operating loss for the period in which the write down occurred. For U.S. GAAP cash flow statement purposes, mineral exploration costs would be shown under operating activities rather than under investing activities. With the adoption of the policy for accounting for mineral exploration costs described in Note 3, the Company's treatment of mineral exploration costs is similar to the treatment under U.S. GAAP, resulting in no material differences for 2002 and 2001.

	(c)	Future income taxes, related to flow-through shares for renunciation of qualified resource expenditures, are treated as a cost of issuing those securities for Canadian GAAP. For U.S. GAAP, these costs are included in the future tax provision.
If these consolidated financial statements were prepared in accordance with US GAAP, the impact on the balance sheets would be as follows:

	2002	2001
Deficit under Canadian GAAP	25,855,949	24,045,999
Future income taxes	1,316,189	1,229,889
Deficit under U.S. GAAP	27,172,138	25,275,888

In addition, the impact on the consolidated statements of loss would be as follows:

	2002	2001	2000
Net loss for the year under Canadian GAAP	1,809,950	2,179,395	3,530,628
Exploration expenditures	-	-	509,885
Future income taxes	86,300	359,825	238,662
Net loss for the year under U.S. GAAP	1,896,250	2,539,220	4,279,175
Loss per share under U.S. GAAP
Basic	(0.05)	(0.08)	(0.13)

Birch Mountain Resources Ltd. Notes to the Consolidated Financial Statements For the years ended December 31, 2002, 2001 and 2000

16.	Material differences between Canadian and United States generally accepted accounting principles (continued)
For U.S. GAAP purposes, the Company has adopted APB Opinion No.25, Accounting for Stock Issued to Employees (APB 25), to account for stock based compensation to employees and directors using the intrinsic value-based method whereby compensation cost is recorded for the excess, if any, of the quoted market price, at the date granted. As at December 31, 2002, no compensation cost has been required to be recorded for any period under this method, as the option price has been equal to the market price on the date of the grant.

The Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation (SFAS 123), issued in October 1995, requires the use of the fair value-based method of accounting for stock options. Under this method, compensation cost is measured at the date of grant based on the fair value of options granted and is recognized over the vesting period. These costs were calculated in accordance with the Black-Scholes option pricing model assuming no dividends are paid, annual risk-free interest rate of 4.5% to 5%, expected volatility of 12% to 30% and an expected life of five years.

Had the Company adopted SFAS 123 for its U.S. GAAP disclosure, the following net losses would have been reported

	2002	2001	2000
Net loss for the year under U.S. GAAP	1,896,250	2,539,220	4,279,175
Pro-forma stock compensation	270,000	95,061	193,087
Pro-forma loss for the year under U.S. GAAP	2,166,250	2,634,281	4,472,262
Loss per share under U.S. GAAP
Basic	(0.06)	(0.08)	(0.14)

Birch Mountain Resources Ltd.
Consolidated Financial Statements
March 31, 2003 and 2002

BIRCH MOUNTAIN RESOURCES LTD.

CONSOLIDATED BALANCE SHEET AS AT MARCH 31, 2003 (UNAUDITED)

	31-Mar-03		31-Dec-02
ASSETS
Current Assets
Cash	3,761		47,782
Accounts receivable	30,169		14,236
Share Subscription receivable	148		15,000
Investments	20,000		20,000
Prepaids and deposits	24,549	78,626	4,922	101,940

Capital Assets	154,093		163,152
Total Assets		$232,719		$265,092

LIABILITIES & SHAREHOLDERS' DEFICIT
Current Liabilities
Accounts payable	1,151,563		867,048
Share subscription	45,500
Short term loan	83,276		67,083
		$1,280,339		$934,131

Shareholders' Deficit
Share capital	25,279,337		25,186,910
Deficit	-26,326,957	-1,047,620	-25,855,949	-669,039
Total Liabilities and Shareholder's Equity		$232,719		$265,092

BIRCH MOUNTAIN RESOURCES LTD.
CONSOLIDATED STATEMENT OF LOSS AND DEFICIT FOR THE THREE MONTHS ENDED MARCH 31, 2003 (UNAUDITED)

	3 Months	3 Months
	31-Mar-03	31-Mar-02

EXPENSES
Amortization	9,059	13,087
Mineral exploration costs	264,661	237,135
Office	50,305	54,066
Professional Fees	2,277	98,122
Research costs	2,579	23,455
Salaries, management fees and benefits	120,813	124,680
Shareholder services and promotion	45,316	33,460

LOSS BEFORE THE FOLLOWING	495,011	584,005

Interest and other income	-2	-149
Limestone Sales
Gain on Sale of Investment
	-2	-149

Loss before income taxes	495,009	583,856
Future income tax recovery	-24,000	-15,893
Net loss for the period	471,009	567,963

Deficit, beginning of period	25,855,948	24,045,999

Deficit, end of period	26,326,957	24,613,962

Loss per share
Basic	0.01	0.02

BIRCH MOUNTAIN RESOURCES LTD.
CONSOLIDATED STATEMENT OF CASH FLOW FOR THE THREE MONTHS ENDED MARCH 31, 2003 (UNAUDITED )

	3 Months	3 Months
	3/31/03	3/31/02

CASH FLOWS FROM OPERATING ACTIVITIES
Interest income received	2	149
Interest Paid	6,655	996
Cash paid to employees	-192,166	-229,936
Cash paid to suppliers	-35,441	-169,939
	-220,949	-398,730

CASH FLOWS FROM FINANCING ACTIVITIES
Issuance of Common Shares for Cash	161,928	76,550
Short term loan	15,000	111,300
	176,928	187,850
CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of capital assets	0	-99
	0	-99

INCREASE (DECREASE) IN CASH	-44,021	-210,979

CASH AT BEGINNING OF PERIOD	47,782	290,714

CASH AT END OF PERIOD	3,761	79,735

Birch Mountain Resources Ltd. Notes to the Financial Statements For the period ended March 31, 2003 (unaudited)

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

As at March 31, 2003, the Company has a working capital deficiency of approximately $1.2 million and on accumulated deficit $26.3 million. These accumulated losses and the need for continued funding raise substantial doubt about the Company's ability to continue as a going concern.

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

The Company's ability to continue as a going concern is largely dependent on its success in obtaining sufficient funds to carry out exploration activities on it mineral claims, preserving its interest in the underlying claims, establishing the existence of economically recoverable mineral reserves, achieving successful results from its research efforts and obtaining the financing to complete the development and achieve future profitable production or, alternatively, upon the Company's ability to dispose of its interests on an advantageous basis.

These financial statements do not give effect to any adjustments that might be necessary should the Company be unable to continue its operations as a going concern.

2.         Significant accounting policies

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles. The accounting policies followed in preparing these financial statements are those used by the Company as set out in the audited financial statements for the year ended December 31, 2002. Certain information and note disclosure normally included in consolidated financial statements prepared in accordance with generally accepted accounting principles are not included. These interim financial statements should be read together with the Company's audited consolidated financial statements for the year ended December 31, 2002.

In the opinion of management, all adjustments considered necessary for fair presentation have been included in these consolidated financial statements.

Birch Mountain Resources Ltd. Notes to the Financial Statements For the period ended March 31, 2003

3.       Investments

Under the terms of an agreement involving mineral leases, the Company received common shares of Shear Minerals Ltd. and Marum Resources Inc. The market value of these shares upon receipt was $20,000.

Theses shares were sold in April for net proceeds approximating $26,700.

4.       Short term loan

The short-term loans are advances from shareholders that are unsecured, due on demand and bear interest at an average rate of 7%.

5.       Share capital

Common shares

	Number	Amount
Balance December 31, 2002	36,886,399	25,189,910
Private placements	217,712	54,428
Flow through shares	248,000	62,000
Tax benefits to be renounced		(24,000)
Balance March 31, 2003	37,352,111	25,279,337

Reserved for issue

                Options

The Company has two stock option plans. The original plan was established in 1994 to grant options to directors, officers, employees and consultants of the Company. The plan is administered by the Compensation Committee of the Board of Directors and contains provisions stating that the option period may not exceed 5 years and that the number of common shares issuable on exercise of outstanding stock options may not exceed 10% of the issued and outstanding common shares.

In March 2002, the Board of Directors approved a new stock option plan ("2002 Plan"), which was approved by the shareholders at the June 2002 annual general and special meeting. The purpose of the 2002 Plan is to afford persons who provide services to the Company, whether directors, officers, consultants or employees, an opportunity to obtain a proprietary interest in the Company through the purchase of common shares and to aid in attracting, retaining and encouraging the continued involvement of such persons with the Company. The number of common shares reserved for issuance pursuant to the exercise of all options under this plan may not exceed 3,392,674. The plan is administered by the Board of Directors who determines to whom options shall be granted including the terms, pricing and vesting of the grants.

Birch Mountain Resources Ltd. Notes to the Financial Statements For the period ended March 31, 2003

5.    Share capital (continued)

        The Company has granted options on common shares under the original plan as follows:

Number of Options		Price Range($)	Weighted Average Price ($)	Expiry Date
December 31, 2002 outstanding	4,718,750	0.22 -1.36	0.54	2003 - 2004
Cancelled	(150,000)	0.90	0.90	2002
March 31, 2003 outstanding	4,568,750	0.22 - 1.36	0.53	2003 - 2007

The following summarizes information about the various stock options outstanding at March 31, 2003 under both plans:

Shares Under Option	Expiry Date	Option Price
Original plan
75,000	July 2003	.22
490,000	November 2003	.35
30,000	July 2004	1.25
735,000	November 2004	1.36
408,750	January 2006	.60
275,000	April 2006	.65
1,140,000	March 2007	.26
3,153,750.60
2002 plan
1,415,000	April 2007	.34
Both plans	4,568,750.53

                Warrants

                In relation to private placements, the Company has the following warrants outstanding:

Number of Warrants		Exercise Price	Weighted Average Price ($)	Expiry Date
Balance, Dec. 31, 2002, outstanding	3,239,277	0.75 - 1.00	0.84	2003 -2004
Issued	465,712	0.75	0.75	2004
March 31, 2003 outstanding	3,704,989	0.75 - 1.00	0.84	2003 - 2004

During this first quarter, in conjunction with a private placement, the Company issued 465,712 share purchase warrants at a price of $0.75 per warrant, exercisable until July, 2004.

Birch Mountain Resources Ltd. Notes to the Financial Statements For the period ended March 31, 2003

6.        Related party transactions

The Company had the following transactions with related parties at March 31, 2003.

•    Included in shareholder services and promotion are amounts of nil in 2003 (2002 - $1,375) paid to a company controlled by the spouse of a director.

•     Included in professional fees is $103 (2002 - $nil) of consulting and legal fees paid to a company owned by an officer.

•    Included in professional fees is $5,971 (2002 - $24,360) of legal fees paid to two firms in which officers are partners.

•    Included in accounts payable is $ 76,777 (2002 - $39,143) relating to these transactions.

These transactions were in the normal course of operations and were measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

7.         Segmented information

The Company's principal business segment is the acquisition and exploration of mineral leases and permits. The Company also engages in research of mineral technology and in 2002 established an industrial mineral division to pursue the development of its limestone property. The Company's activities are focused on Western Canada.

		Mineral Exploration	Mineral Technology	Industrial Minerals	Corporate	Total
March 2003
	Revenue				2	2
	Expense	45,155	2,579	219,509	227,771	495,011
	Loss	(45,155)	(2,579)	(219,509)	(227,769)	(495,011)
	Assets	67,769			164,950	232,719
March 2002
	Revenue				149	149
	Expense	237,135	23,455		323,415	584,005
	Loss	(237,135)	(23,455)		(323,266)	(583,856)
	Assets	147,302			327,864	475,166

Birch Mountain Resources Ltd. Notes to the Financial Statements For the period ended March 31, 2003

8.     Material differences between Canadian and United States generally accepted accounting principles

The consolidated financial statements of the Company have been prepared in accordance with generally accepted accounting principals (GAAP) in Canada. Significant differences between GAAP in Canada and the United States that would have an effect on these consolidated financial statements are as follows:
(a)

The balance of any unspent funds raised under a flow-through arrangement is considered restricted cash under U.S. GAAP and would require separate disclosure on the face of the balance sheet. In addition, such restricted amounts would not be considered cash and cash equivalents for cash flow reporting purposes. The amount of such restricted cash applicable to future flow-through expenditures included in the balance sheet was $62,000 (at December 31, 2002 - $135,000).

(b)

Mineral exploration costs are accounted for in accordance with Canadian GAAP as discussed in Note 2. For U.S. GAAP purposes, the Company expenses exploration costs relating to unproven mineral leases and permits as incurred as well as acquisition costs for leases and permits that do not provide for unrestricted exploration. Any write-down of capitalized exploration costs would be considered an operating expense and included in the determination of operating loss for the period in which the write down occurred. For U.S. GAAP cash flow statement purposes, mineral exploration costs would be shown under operating activities rather than under investing activities. With the adoption of the policy for accounting for mineral exploration costs the Company's treatment of mineral exploration costs is similar to the treatment under U.S. GAAP, resulting in no material differences for 2003 and 2002.

(c)

Future income taxes, related to flow-through shares for renunciation of qualified resource expenditures, are treated as a cost of issuing those securities for Canadian GAAP. For U.S. GAAP, these costs are included in the future tax provision.

If these consolidated financial statements were prepared in accordance with US GAAP, the impact on the balance sheets would be as follows:

	March 31, 2002	December 31, 2002
Deficit under Canadian GAAP	26,326,957	25,855,949
Future income taxes	1,340,189	1,316,189
Deficit under U.S. GAAP	27,667,146	27,172,138

Birch Mountain Resources Ltd. Notes to the Financial Statements For the period ended March 31, 2003

8.     Material differences between Canadian and United States generally accepted accounting principles (continued)

        In addition, the impact on the consolidated statements of loss would be as follows:

	March 31, 2003	March 31, 2002
Net loss for the period under Canadian GAAP	471,009	567,963
Future income taxes	24,000	15,893
Net loss for the period under U.S. GAAP	495,009	583,856
Loss per share under U.S. GAAP Basic	(0.01)	(0.02)

For U.S. GAAP purposes, the Company has adopted APB Opinion No.25, Accounting for Stock Issued and Employees (APB 25), to account for stock based compensation to employees and directors using the intrinsic value based method whereby compensation cost is recorded for the excess, if any, of the quoted market price, at the date granted. As at December 31, 2002, no compensation cost has been recorded for any period under this method, as the option price has been equal to the market price on the date of the grant.

The Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation (SFAS 123), issued in October 1995, requires the use of the fair value based method of accounting for stock options. Under this method, compensation cost is measured at the date of grant based on the fair value of options granted and is recognized over the vesting period. These costs were calculated in accordance with the Black-Scholes option pricing model, assuming no dividends are paid, annual risk free rate of 4.5% to 5%, a volatility factor of 12% to 30%, and an expected life of five years.

Had the Company adopted SFAS 123 for its U.S. GAAP disclosure, the following net losses would have been reported:

	March 31, 2003	March 31, 2002
Net loss under U.S. GAAP	495,009	583,856
Pro-forma stock compensation, after net tax affect	-	24,953
	495,009	608,809
Loss per share under U.S. GAAP Basic	(0.01)	(0.02)