Form 20-F
BIRCH MOUNTAIN RESOURCES LTD
filed 2004-06-30
CIK 1006224

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g)
OF THE SECURITIES EXCHANGE ACT OF 1934
OR
X	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15 (d)
OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2003
OR
TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from to
Commission file number 000-31645
BIRCH MOUNTAIN RESOURCES LTD.
(Exact name or Registrant as specified in its charter)
Not Applicable
(Translation of Registrant's name into English)
Alberta, Canada
(Jurisdiction of incorporation or organization)
Suite 300, 250 - 6th Avenue S.W.
Calgary, Alberta, Canada
T2P 3H7
(Address of principal executive offices)
Securities registered or to be registered pursuant to Section 12(b) of the Act:
None
Securities registered or to be registered pursuant to Section 12(g) of the Act:
Common shares, without par value and Shareholders Rights
(Title of Class)
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
None

        Indicate the number of outstanding shares of each of the issuer's classes of capital stock as of the close of the period covered by the annual report.

                                                                                             50,449,085 Common Shares

        Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such report), and (2) has been subject to such filing requirements for the past 90 days.

Yes	X	No

        Indicated by check mark which financial statement item the registrant has elected to follow.

Item 17	x	Item 18

TABLE OF CONTENTS

GLOSSARY & ABBREVIATIONS			4
SPECIAL NOTE REGARDING FORWARD LOOKING STATEMENTS			5
REPORTING CURRENCY AND FINANCIAL INFORMATION			6
ITEM 1	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS		7
	A.	Directors and Senior Management	7
	B.	Advisors	7
	C.	Auditors	7
ITEM 2	OFFER STATISTICS AND EXPECTED TIMETABLE		7
ITEM 3	KEY INFORMATION		7
	A.	Selected Financial Information	7
	B.	Capitalization and Indebtedness	8
	C.	Reasons for the Offer and Use of Proceeds	8
	D.	Risk Factors	8
ITEM 4	INFORMATION ON BIRCH		13
	A.	History and Development of Birch	13
	B.	Business Overview	14
	C.	Organizational Structure	16
	D.	Property, Plants and Equipment	16
ITEM 5	OPERATING AND FINANCIAL REVIEW AND PROSPECTS		20
	A.	Operating Results	20
	B.	Liquidity and Capital Resources	23
	C.	Research and Development, Patent and Licenses	25
	D.	Trend Information	25
	E.	Off-balance Sheet Arrangements	25
	F.	Tabular Disclosure of Contractual Obligations	26
ITEM 6	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES		26
	A.	Directors and Senior Management	26
	B.	Compensation	28
	C.	Board Practices	30
	D.	Employees	30
	E.	Share Ownership	31
ITEM 7	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS		31
	A.	Major Shareholders	31
	B.	Related Party Transactions	31
	C.	Interests of Experts and Counsel	32
ITEM 8	FINANCIAL INFORMATION		32
	A.	Consolidated Statements and Other Financial Information	32
	B.	Significant Changes	32
ITEM 9	THE OFFER AND LISTING		32
	A.	Offer and Listing Details	32
	B.	Plan of Distribution	33
	C.	Markets	34
	D.	Selling Shareholders	34
	E.	Dilution	34
	F.	Expenses of the Issue	34
ITEM 10	ADDITIONAL INFORMATION		34
	A.	Share Capital	34
	B.	Memorandum and Articles of Association	34
	C.	Material Contracts	36
	D.	Exchange Controls	36
	E.	Taxation	38
	F.	Dividends and Paying Agents	41
	G.	Statement by Experts	41

GLOSSARY & ABBREVIATIONS

Certain terms and their usage used throughout this annual report are defined below.

ABCA	Means the Business Corporation Act (Alberta).

Assay or fire assay	A high-temperature process involving the melting of a rock to determine its metal content.

Basement	The part of the Earth's crust that occurs beneath a cover of sedimentary rocks.

Carbonate	A sedimentary rock composed of minerals containing carbon and oxygen in the form of carbonate (CO3); for example, limestone.

Cretaceous	The geological time period between about 135 and 65 million years ago.

Devonian	The geological time period between about 410 and 360 million years ago.

Electric Log or E-Log	A graphic or digital record of the measured properties of rocks in a drill hole, recorded as a function of depth.

Evaporite	A sedimentary rock containing minerals formed from the evaporation of marine and non-marine waters.

Exchange or TSXV	The TSX Venture Exchange Inc. and its predecessors.

Extraction	A chemical or physical process by which a metal or mineral is separated and removed from a host rock.

Fault	A discrete surface separating two rock masses which have moved past one another.

Formation or Geological Formation	A body of rock having easily recognizable boundaries and properties that allow it to be identified in the field without resorting to microscopic or chemical analyses.

Grade	The relative quantity of ore-mineral content in a mineralized body, e.g. grams of gold per tonne of rock or percent of copper.

Hectare	A metric measurement of area equivalent to 10,000 square meters or 2.4711 acres.

Igneous	A rock that has cooled and solidified from a melt.

Kilometre	A metric measure of length: one kilometre is equivalent to 1000 metres or 0.6214 miles.

Limestone	A rock predominantly composed of the mineral calcite (calcium carbonate (CaCO3)).

Microparticulate or Microparticle	Composed of particles on the order of 0.1 to 100 micrometres in size.

Mineral	A naturally occurring homogeneous substance having fixed physical properties and chemical composition and a defined crystal form.

Mineral Deposit	A body of rock enriched in naturally occurring minerals of potential commercial value.

Mineral Property	Any form of title or right to explore and/or mine granted by a government pursuant to one or more of: a claim, contract of work, special exploration permit, mineral lease or mineral permit.

Mineral Reserve	That part of a mineral deposit which could be economically and legally extracted or produced at the time of the reserve determination.

Mineralization	Generically refers to (i) the process of formation of minerals in a specific area or geological formation, or (ii) an occurrence of potentially valuable minerals. The term has no economic implications

Mineralized Material

A mineralized body that has been delineated by appropriately spaced drilling and/or underground sampling to support a sufficient tonnage and average grade of materials. Such a deposit does not qualify as a reserve until a comprehensive evaluation based upon unit cost, grade, recoveries and other material factors concludes legal and economic feasibility.

Nanoparticulate or Nanoparticle	Composed of particles on the order of 0.1 to 100 nanometres in size.

Oil Sand Deposit	A porous body of sandstone containing liquid hydrocarbons or bitumen.

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

U.S.	Refers to the United States of America.

CONVERSION FACTORS:	1 Troy ounce	=	31.1034 Grams
	1 Tonne	=	1.1023 Short tons, 1,000 kilograms or 2,204.6 Pounds
	1 Troy ounce per ton	=	34.3 grams per tonne
	1 Hectare	=	2.4711 Acres
	1 Kilometre	=	0.6214 Miles
	1 Metre	=	3.28084 Feet
	1 micrometre	=	0.000001 metre
	1 nanometre	=	0.000000001 metre

SYMBOLS:	Au	=	Gold
	g/t	=	Gram per tonne

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

REPORTING CURRENCY AND FINANCIAL INFORMATION

Currency and Exchange Rates

Financial information in this annual report is expressed in Canadian dollars; therefore, unless otherwise noted, references to "Cdn$" or "$" are to Canadian dollars. The following tables sets forth, for the period indicated, the high and low exchange rates, the average of the month-end exchange rates and the period-end exchange rate of the Canadian dollar in exchange for United States dollars, based upon the inverse of exchange rates reported by the Federal Reserve Bank of New York at the noon buying rates in New York City for cable transfers payable in Canadian dollars as certified for customs purposes. As of December 31, 2003, the noon rate of exchange, as reported by the Federal Reserve Bank of New York for the conversion of United States dollars into Canadian dollars was US$0.7738 (US$1.00 = CDN$1.2923). As of June 22, 2004, the noon rate of exchange, as reported by the Federal Reserve Bank of New York for the conversion of United States dollars into Canadian dollars was US$0.7357 (US$1.00 = CDN$1.3592).
	Three Months Ended March 31,	Twelve Months Ended December 31,
	2004	2003	2002	2001	2000	1999

Rate at End of Period	$0.7648	$0.7727	$0.6344	$0.6672	$0.6672	$0.6888

Average Rate During Period	0.7594	0.7163	0.6372	0.6461	0.6733	0.6737

High Rate During Period	0.7883	0.7747	0.6656	0.6714	0.6400	0.6922

Low Rate During Period	0.7357	0.6327	0.6175	0.6227	0.6988	0.6466

Note:

(1)	Average Rate During Period means the average rate of exchange based upon the closing rate of exchange on the last day of each month during the year or period indicated.

The following table sets forth the high and low exchange rates for the Canadian dollar in exchange for United States dollars, for each month during the previous six months, based upon the inverse of exchange rates reported by the Federal Reserve Bank of New York at the noon buying rates in New York city for cable transfers payable in Canadian dollars as certified for customs purposes.
	May	April	March	February	January	December

Rate at End of Period	$0.7342	$0.7297	$0.7648	$0.7494	$0.7521	$0.7727
Average Rate During Period	0.7264	0.7474	0.7529	0.7529	0.7719	0.7618
High Rate During Period	0.7375	0.7685	0.7659	0.7650	0.7883	0.7747
Low Rate During Period	0.7138	0.7263	0.7357	0.7398	0.7481	0.7447

ITEM 1         IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

A.         Directors and Senior Management

This item is not applicable.

B.         Advisors

This item is not applicable.

C.         Auditors

This item is not applicable.

ITEM 2         OFFER STATISTICS AND EXPECTED TIMETABLE

This item is not applicable.

ITEM 3         KEY INFORMATION

A.         Selected Financial Information

The following selected consolidated financial data for the years ended December 31, 2003, 2002, 2001, 2000 and 1999 are derived from the audited consolidated financial statements for the periods indicated and should be read in conjunction therewith. References to the three-month periods ended March 31, 2004 and 2003 are derived from Birch unaudited quarterly reports to shareholders and should be read in conjunction therewith.

	Three Months Ended March 31		Twelve Months Ended December 31,
	2004	2003	2003	2002	2001	2000	1999
Canadian GAAP (1)	(in thousands of Canadian dollars, except loss per share in dollars and shares outstanding in thousands)
Revenues	8	0	312	251	88	195	71
Expenses	667	495	1,880	2,147	2,627	3,964	873
(Loss) before income taxes	(660)	(495)	(1,568)	(1,896)	(2,539)	(3,769)	(802)
Net (loss) for the year	(660)	(471)	(557)	(1,810)	(2,179)	(3,531)	(576)
(Loss) per share(2)	(0.01)	(0.01)	(0.01)	(0.05)	(0.06)	(0.11)	(0.02)
Total Assets	2,636	233	2,424	265	610	11,491	8,982
Liabilities	593	1,280	149	934	309	385	325
Shareholders' Equity	2,043	(1,048)	2,275	(669)	301	11,106	8,657
Total Common Shares outstanding(3)	51,342	37,352	50,449	36,886	33,647	33,553	28,290

	Three Months Ended March 31		Twelve Months Ended December 31,
	2004	2003	2003	2002	2001	2000	1999
U.S. GAAP (4)	(in thousands of Canadian dollars, except loss per share in dollars and shares outstanding in thousands)
Revenues	8	0	312	251	88	195	71
Expenses	1,482	495	1,880	2,147	2,627	4,474	1,486
(Loss) before income taxes	(1,475)	(471)	(893)	(1,810)	(2,179)	(4,041)	(1,208)
Net (loss) for the year	(1,475)	(495)	(1,905)	(1,896)	(2,539)	(4,279)	(1,415)
(Loss) per share(2)	(0.03)	(0.01)	(0.05)	(0.05)	(0.08)	(0.13)	(0.05)
Total Assets	1,485	233	2,088	265	610	3,153	1,153
Liabilities	593	1,280	149	934	309	385	325

Shareholders' Equity	892	(1,048)	1,939	(669)	301	2,768	828
Total Common Shares outstanding(3)	51,342	37,352	50,449	36,886	33,647	33,553	26,681

Notes:

(1)	Refers to Canadian Generally Accepted Accounting Principles.
(2)	The net loss per common share was calculated using the weighted average number of common shares outstanding during the period indicated.
(3)	Based on the number of common shares outstanding at the end of the period indicated. Excludes common shares issuable upon exercise of stock options and any other outstanding convertible securities.
(4)	Refers to U.S. Generally Accepted Accounting Principles.

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

C.         Reasons for the Offer and Use of Proceeds

This item is not applicable.

D.         Risk Factors

Risk factor on Penny Stock Rules

Penny stock rules may make it more difficult to trade the Company's common shares.  The Securities and Exchange Commission has adopted regulations which generally define a "penny stock" to be any equity security that has a market price, as defined, less than US$5.00 per share or an exercise price of less than US$5.00 per share, subject to certain exceptions.  Our securities may be covered by the penny stock rules, which impose additional sales practice requirements on broker-dealers who sell to persons other than established customers and accredited investors such as, institutions with assets in excess of US$5,000,000 or an individual with net worth in excess of US$1,000,000 or annual income exceeding US$200,000 or US$300,000 jointly with his or her spouse. For transactions covered by this rule, the broker-dealers must make a special suitability determination for the purchase and receive the purchaser's written agreement of the transaction prior to the sale.  Consequently, the rule may affect the ability of broker-dealers to sell our securities and also affect the ability of our investors to sell their shares in the secondary market.

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

Based on the past experience of the Company with respect to the TSXV, management of the Company believes there is a risk that the Company's common shares may be halted or suspended from trading on the TSXV. On the basis of statements made by the Company, trading of the Company's common shares was halted by the TSXV on June 16, 2000. In January 2002, Birch accepted a proposal from the TSXV for a negotiated settlement and the matter was resolved in the Company's favour. Trading in Birch's common shares resumed on March 11, 2002. The TSXV advised that, "no adverse inference should be drawn from the suspension."

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

Exploration assessment reports are filed with the government to document the work, results and money spent on exploration conducted by the Company for each two-year period on lands held under mineral permits. Assessment costs are an escalating work requirement ranging from $5.00 to $15.00 per hectare (approximately $2.00 to $6.00 per acre) in two-year increments over the ten-year term of the mineral permits. The Company continues its exploration and anticipates that the extent of its mineral properties will be reduced in the future to areas Birch believes to be the most prospective. Annual rental payments on mineral leases of the Athabasca property will cost $655,681 in the year 2004, and in each year thereafter, unless the Company elects to convert additional lands to mineral lease or drop existing mineral leases. Under a September 2002 agreement, Suncor Energy Inc. has agreed to pay $53,185 of these lease rentals, covering eight mineral leases (including two mineral leases obtained in 2004). The ability to hold mineral leases in good standing is not related to the requirement to make exploration expenditures. There is no assurance that the Company will be able to raise additional funds or have sufficient exploration expenditures to be able to hold all the land in good standing beyond the current term.

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

There can be no assurance that third parties will not assert infringement or misappropriation claims against the Company in the future with respect to current or future products or intellectual property. Any claims or litigation, which are without merit, could be time consuming, result in costly litigation and diversion of management's attention. Adverse determinations in such claims or litigation also could have a material adverse effect on the Company's business, operating results and financial condition.

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

Environmental

The mining industry is subject to environmental regulation pursuant to extensive legislation enacted by federal and provincial governments in Canada. Birch is able to conduct its exploration within the provisions of the applicable environmental legislation without undue constraint on its ability to carry on efficient operations. Public expectation of the mining industry's environmental performance remains high and this continues to translate into new and generally more rigorous environmental policies, legislation and regulations. The approval of new mines in Canada has, for the past two decades, been the subject of detailed review through a clearly established public hearing process. Vigorous interventions by well-organized environmental groups in the public hearing process have demonstrated their interest in resource development projects, particularly if the development includes a mine. Birch has established environmental policies and procedures that it believes should allow it to operate effectively under increasingly stringent environmental laws, but there is no assurance that the Company will be granted all of the necessary permits in the future.

Going Concern Qualification to Financial Statements

The Company's auditors have raised the issue that Birch may not be able to continue as a going concern as a result of a lack of profits. The Company has used substantial amounts of working capital in its operations and has sustained significant operating losses. During the fiscal year ended December 31, 2003, the Company raised approximately $4.5 million from private placements. The funds raised in 2003 eliminated the working capital deficiency and provided working capital to sustain basic operations well into 2004. The Company may not be able to continue as a going concern thereafter if it does not generate profits or secure additional financing.

Management

At December 31, 2003, Birch had ten full time employees and one part time employee working for the Company, including Douglas J. Rowe, President and Chief Executive Officer, Donald L. Dabbs, Vice President and Chief Financial Officer, and Hugh J. Abercrombie, Vice President, Exploration.

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

In the past two years the price of gold has moved off its 20 year lows. As of June 10, 2004, the closing New York spot price for gold was US$385.60 per troy ounce. The following table sets forth the average of the daily closing prices for gold for the periods indicated, as reported by the London Metal Exchange:

Year Ended December 31,
	5 Yr. Avg	2003	2002	2001	2000	1999
Gold (US$/troy ounce)	300.45	363.38	309.73	271.04	279.11	278.98

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

Generally, there are two ways for a foreign party to enforce a United States judgment in an Alberta Court. The simplest mechanism is pursuant to Alberta's Reciprocal Enforcement of Judgments Act, Chapter R-6, Statutes of Alberta. Simply put, if the foreign judgment was given in a reciprocating jurisdiction, the foreign judgment creditor may apply to the Alberta Court of Queen's Bench to simply register the judgment in Alberta. This Act has limited applicability since, pursuant to the Reciprocating Jurisdictions Regulation, the only reciprocating jurisdictions outside of Canada are Australia, Washington, Idaho and Montana.

If the Reciprocal Enforcement of Judgments Act applies, however, it is relatively simple to register a foreign judgment and, in certain cases, the court application may even be made on an ex parte basis. If the judgment debtor was not personally served with the process or did not otherwise attorn to the foreign jurisdiction, then the court application must be brought on notice.

The second mechanism of enforcing a foreign judgment in Alberta is to sue upon the judgment, essentially seeking a declaration that the foreign judgment is final and there should be no scrutiny or litigation of the underlying issues. This used to be more difficult than it is today. Today, Canadian courts generally will not revisit or re-try a U.S. judgment if basic conditions are satisfied. The basic preconditions for enforcing a foreign judgment in Canada are merely that:

(1)	It must be final and for a definite sum of money; and

(2)	The foreign court must have had a real and substantial connection to the subject matter of the action and the parties.

Assuming that these preconditions are met, there are only three available defences to the enforcement of a foreign judgment in Canada namely, the defence of fraud, the defence of natural justice and the defence of public policy. If the judgment was obtained fraudulently, it could not be imported. This defence is less likely to be available if the judgment was obtained in the United States which has a valid legal system well known for extending due process.

The defence of natural justice refers to the procedures followed by the foreign court in arriving at its decision. The Alberta court would examine whether the defendants had the proper opportunity to defend and whether they were given sufficient notice of the action. Again, the United States legal system provides such safeguards.

The defence of public policy primarily relates to whether the foreign laws are consistent with Canadian values and, yet again, on this basis, a judgment obtained in the United States is much more likely to be enforced than one obtained in countries with a less evolved legal system.

In conclusion, then, with a United States' judgment, a Canadian court would be disinclined to revisit the issues that were or could have been litigated in the United States. The court will not insist that the defendant have submitted or attorned to the U.S. jurisdiction as long as the U.S. court had jurisdiction. Perhaps the most compelling question arising from all of this is whether or not a Canadian court would agree that the United States court had a real and substantial connection to the subject matter of the action and the parties. This depends on such considerations as whether the parties attorned to the jurisdiction, the residence of the parties, the nexus of the cause of action with the foreign jurisdiction, the location of the "breach" and whatever other issues would apply to determine whether the United States jurisdiction had properly exercised its jurisdiction in hearing the matter.

Foreign investors can bring original actions in Alberta courts in certain circumstances. The main issue is whether or not the Alberta Court of Queen's Bench has jurisdiction to hear the matter. The fact that Birch is registered and carries on business in Alberta makes it very likely that an action against it in Alberta would stand regardless of the jurisdiction of the plaintiffs. The basic test is whether or not Alberta would be the "forum convenines" for such an action or whether, alternatively, there is another forum more suitable for the ends of justice. The onus would be on Birch to positively demonstrate that there is another available forum that is clearly or distinctly more suitable, which is often a difficult burden to meet. This issue typically arises in the context of "exclusive jurisdiction" clauses in contracts as in some circumstances an Alberta corporation or resident can argue that jurisdiction is specifically and exclusively provided by contract. This principle would appear to have little application in the present context. Absent a contract, sometimes an Alberta corporation or resident would be able to establish that another jurisdiction is a more suitable forum, for example, if all of the activities, documents and witnesses were connected to some other location. For example, an Alberta court might be reluctant to hear a case that would depend on an interpretation of U.S. federal securities laws since that would involve expert legal witnesses on those laws attending in Alberta to testify and educate the court. Similarly, in such circumstances, all of the Plaintiffs would likely be resident elsewhere. It is always a question of fact whether or not the Alberta court would determine that an action against an Alberta corporation or resident should actually be litigated elsewhere.

Assuming that an action by foreign plaintiffs was validly bought in Alberta, then normally those plaintiffs would be required by the court to post security for the defendant's costs of the action.

ITEM 4         INFORMATION ON BIRCH

A.         History and Development of Birch

According to a Certificate of Amalgamation issued on December 31, 1995, under the provisions of the ABCA, Birch was formed by the merger of one of Birch's predecessors, also named Birch Mountain Resources Ltd., and its wholly owned subsidiary, Birch Mountain Minerals Ltd.

Birch's head office and registered office are located at Suite 300, 250 - Sixth Avenue S.W., Bow Valley Square 4, Calgary, Alberta T2P 3H7, phone: (403) 262-1838, and Suite 1000, 400 Third Avenue S.W., Calgary, Alberta T2P 4H2, phone (403) 232-9780, respectively.

The mineral rights held by the Company offer an immediate business opportunity to develop a limestone quarry for aggregate sales and the manufacturing of quicklime for use in the oil sands industry. Consequently management elected to focus on the business opportunity in the limestone and most of the business activity in 2003 and to date in 2004 have been focused on capturing this business opportunity.

Birch was founded in 1995 as a junior mineral exploration company. Prior to 2000 it explored for precious metals, base metals and diamonds on properties in western Canada and Kalimantan, Indonesia. Since 2000, the Company has expanded beyond conventional mineral exploration to include research and development on naturally occurring precious and non-precious metal microparticles and nanoparticles as well as industrial minerals. Currently, Birch is only active in Alberta, Canada. In March 2002, Birch formally established two divisions, Mineral Exploration and Mineral Technology, to differentiate its mineral exploration activities from its research and development program. In June 2002, Birch established an Industrial Mineral Division to pursue opportunities arising from its ownership of industrial minerals in the Athabasca region of northeastern Alberta, including a proposed dual-purpose limestone quarry to provide crushed limestone aggregate and quicklime to the Fort McMurray market.

In 2000 Birch established a Scientific Advisory Board ("SAB") to provide independent advice to the Board and management on the Company's scientific and technical program and to provide liaison with external scientific institutions and researchers. Presently, the SAB comprises Dr. Richard Puddephatt, FRS, FRSC, Professor of Chemistry at the University of Western Ontario, and Dr. Robert Fitch, President of Fitch and Associates, Taos, New Mexico. The SAB was active through to the end of 2001, but has not met since. Currently, Birch does not forsee reconvening the SAB in 2004.

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

In previous years the Company focussed exclusively on precious metal exploration and technology development. Funding constraints in 2002 and 2003 resulted in the deferral of further technology development and verification. When funding is available the Company intends to continue its research and development related to precious metal. In-house investigation of assay methods has continued at a low level with minimal expenditures.

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

Prior to 2002, the Company had only received $390,000 from the sale of exploration data plus incidental interest and other minor revenue. In 2002, Birch sold limestone to Suncor Energy Inc. for $250,000. Suncor also paid $39,000 in each of 2002 and 2003 to the Alberta Government to cover lease rental payments for six mineral leases owned by Birch to which Suncor, by agreement, was granted access to quarryable materials, including limestone.

Industrial Minerals

Birch formed its Industrial Mineral Division in June 2002, to pursue market opportunities for the sale of limestone from its Athabasca mineral property. In September 2002, Suncor Energy Inc. purchased rights to extract limestone from Birch's mineral leases underlying their Steepbank and Millenium oil sands mines. The following table lists annual limestone production from these Birch leases by Suncor, as reported in royalty reports to the Government of Alberta:

Year Ended December 31,
	3 Yr. Avg	2003	2002	2001	2000
Limestone (tonnes)	1,969,483	2,324,976	2,356,736	1,226,736	109,898

Shortly after the sale of limestone to Suncor, Birch initiated the application process to license a limestone quarry. The original application was to develop a quarry to supply crushed limestone aggregate to the local market. As geological evaluation of the proposed Muskeg Valley Quarry progressed, testing of core from a 1996 drill hole and from new holes drilled in late 2002 and early 2003, confirmed the presence of high-calcium limestone suitable for producing quicklime. Quicklime is used in a range of industrial and environmental applications including flue gas desulphurization, which removes sulphur and other contaminants from atmospheric emissions from bitumen upgrading, and in water treatment to remove heavy metals. Birch has determined that a number of oil sands operators are interested in a local source of quicklime and intends to pursue the business opportunity to establish a quicklime plant on its proposed quarry site. The Muskeg Valley Quarry initially covered an area of about 350 hectares (864 acres), which was expanded to approximately 1550 hectares (3,829 acres) to meet increased demand projections for calcinable limestone and limestone aggregate.

Birch has no assurance that a commercial high-calcium limestone deposit exists at this location or that it will be successful in negotiating contracts for the sale of aggregate or quicklime.

In February 2004, Birch released an independent technical report on the Muskeg Valley Quarry project entitled, Muskeg Valley Project, Alberta - Independent Qualified Person's Review and Technical Report (the "2004 Technical Report"). Digital copies of the 2004 Technical Report may be obtained through the Company's filings at www.sec.gov and www.sedar.com. The 2004 Technical Report was authored by AMEC E&C Services Limited with a contribution on limestone aggregate by Russ Gerrish Consulting. The 2004 Technical Report is a preliminary assessment of the aggregate and calcinable limestone potential of the proposed Muskeg Valley Quarry. It includes a mineral resource estimate for calcinable and aggregate grade limestone, and a preliminary financial model, as permitted under Canadian Securities Administrators National Instrument 43-101 ("NI 43-101"). None of the mineralized material included in the 2004 Technical Report, comprising 37.1 million tonnes of calcinable limestone, could be classified as a mineral reserve under US SEC Industry Guide 7. Additional in-place mineralization comprising limestone believed to be suitable for quicklime and aggregate production was identified in the technical report, but could not be classified as mineralized material.

Birch is conducting a prefeasibility study with the objective of advancing a major part of its limestone resource to mineral reserve status under NI 43-101. A total of ten drill holes were drilled in February 2004 and testing of limestone for aggregate and quicklime purposes is underway for inclusion in the prefeasibility report. It cannot be assumed that definition of a mineral reserve under NI 43-101 in Canada will mean that a mineral reserve has been established in the US under SEC Industry Guide 7 and current SEC engineering practise. In the US, the SEC requires: (i) the level of engineering information reported by the Company to be sufficient to conclude legal and economic feasibility, and (ii) all permits be in hand or expected shortly.

In March 2004, Birch filed an Environmental Impact Assessment ("EIA") with Alberta Environment and an application to construct, operate and reclaim the Muskeg Valley Quarry with the Alberta Natural Resources Conservation Board. The EIA covered production of aggregate only from the north part of the Quarry, and Birch intends to file an additional application later this year for limestone production from the other areas, as well as for a quicklime plant. If the project is approved on a timely basis in Q3 2004, Birch anticipates receiving all necessary permits to open a contractor-operated aggregate quarry in the north area in Q4 2004 and receiving first revenue from aggregate sales in Q4 2004 or Q1 2005.

Precious Metals

Birch did not conduct field exploration for precious metals in 2002 or 2003. In 2003, Birch conducted limited in-house work toward developing a reliable precious metals assay technique, and continued to review new developments in precious metal assaying that may prove useful in exploring the Athabasca property. Any further field exploration for precious metals is contingent on developing or acquiring, and independently verifying, a technology to accurately and reliably determine the concentrations of precious metals in rocks and other materials that may contain precious metals in nanoparticulate or microparticulate form.

In May 2003, Birch filed an independent technical report by APEX Geoscience Ltd. entitled, 2003 Technical Report on the Gold Potential of the Athabasca Property (the "2003 Technical Report"). APEX synthesized more than 80 years of published and unpublished information relevant to exploration for low-temperature sediment-hosted precious metal deposits on the Athabasca property. The authors concluded that anomalous to potentially economic concentrations of precious metals, including gold, platinum and palladium, exist on the Athabasca property and recommended additional precious metals exploration be conducted.

When funding is available, Birch intends to continue its work related to developing and improving its precious metal extraction and measurement technologies, both in the Company's lab and in external metallurgical and research facilities, with verification of results in independent testing laboratories.

In early 2002, Birch entered into an agreement with AuRIC Precious Metals, Inc., or AuRIC, to purchase a customized fire assay method developed by AuRIC to analyze precious metals in rock from the Company's Athabasca property in northeastern Alberta. Under the terms of the agreement, if certain criteria are met, including achieving a verified fire assay grade in excess of 1 g/t precious metal in a chain-of-custody sample from the Athabasca property, Birch will pay AuRIC a combination of common shares and cash in return for exclusive rights to the technology in the regions of Athabasca, Alberta and Dawson Bay, Manitoba, and non-exclusive rights elsewhere. Tests conducted in AuRIC's facility by independent qualified persons using a double blind, chain of custody protocol yielded results exceeding the 1 g/t total precious metal criterion. However, the results of subsequent verification testing using the same protocol in a Canadian laboratory did not meet the 1 g/t criterion, although precious metals were detected in the chain of custody samples. Verification of the AuRIC method was suspended pending financing. Birch intends to re-evaluate its decision to suspend the AuRIC verification testing when finances are available to do so.

C.         Organizational Structure

Birch has three inactive, wholly owned subsidiaries, Dawson Bay Minerals Inc., incorporated pursuant to the Corporations Act (Manitoba), Muskeg Valley Minerals Inc., incorporated pursuant to the Business Corporations Act (Alberta) and Rockyview Development Limited, and its subsidiaries, incorporated pursuant to the laws of the British Virgin Islands.

The work activities of the Company are organized under three divisions: Mineral Exploration, Mineral Technology and Industrial Minerals.

D.         Property, Plants and Equipment

Birch maintains head office in Calgary. Executive, administrative and support staff work in the 7,972 square foot office space that also contains a boardroom. The rental commitment is $206,000 per year.

Mineral Technology Division

Intellectual Property

In December 2002, Birch was awarded U.S. patent number 6,494,932 entitled, "Recovery of natural nanoclusters and the nanoclusters isolated thereby". Birch has also filed a similar patent application for protection under the International Patent Cooperation Treaty. A divisional patent derived from the original patent application is currently before the U.S. Patent and Trademark Office.

Metallurgical Laboratory

Birch's research activities are principally carried out at the Company's Calgary laboratory. The laboratory is housed in a 1,800 square foot facility, which is leased at a cost of $19,200 per year. The laboratory is equipped for sample preparation, fire assay and wet chemical treatments. Instrumental analyses are done offsite using rented analytical instruments at the University of Calgary or commercial analytical services.

Mineral Exploration Division

Core Laboratory

Birch maintains core analysis and secure storage facilities in Calgary. Core drilled by Birch and core obtained from oil sands mining companies is shipped to Calgary for cutting, logging and sampling. Drill core and samples are archived in a secure storage facility. The core analysis facility is leased at an annual cost of $15,400. Long-term storage facilities are leased at an annual cost of $14,000.

Exploration Properties

At one time Birch held the mineral exploration rights to about 10 million acres in northeastern Alberta. Through time this has been reduced to approximately 316,761 hectares (782,748 acres) distributed across Birch's two Alberta mineral properties: Athabasca and Birch Mountains. Birch anticipates that as it continues its exploration the extent of its mineral properties will be reduced, to areas Birch believes to be the most prospective for precious metals and industrial minerals.

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

Mineral Title: Birch's currently active Athabasca mineral permits and leases were either originally acquired from the Crown, or were acquired by purchase or option from other companies or individuals. At April 30, 2004 the Athabasca mineral property covers 233,817 hectares (577,772 acres) includes 8 mineral permits covering approximately 46,480 hectares (114,854 acres) and 32 mineral leases covering approximately 53,719 hectares (132,743 acres). In 2004, Birch applied to convert 30 expiring permits to 59 mineral leases covering 133,618 hectares (330,176 acres), and allowed 2 other permits to expire.

Athabasca Mineral Permits by Issue Date.

Year Issued	Term Expiry	No. of Permits	Area (hectares)	Area (acres)
1996	2006	5	32,256	79,706
1998	2008	2	8,448	20,875
2003	2013	1	5,776	14,273

Athabasca Mineral Leases by Issue Date.

Year Issued	Term Expiry	No. of Leases	Area (hectares)	Area (acres)
1991	2006	1	112	277
1994	2009	2	1,991	4,920
1999	2014	3	1,472	3,637
2000	2015	23	45,658	112,823
2003	2018	3	4,486	11,086

Athabasca Mineral Permit-to-Lease Conversion Applications.

Year	Term Expiry	No. of Leases	Area (hectares)	Area (acres)
2004	2019	59	133,618	330,176

Previous Mineral Exploration: Prior exploration of the Athabasca property has included exploration for precious metals, diamonds and limestone. Comprehensive details of all known prior exploration are included in a report entitled "2003 Technical Report on the Gold Potential of the Athabasca Property" dated May, 20003, prepared by M.B. Dufresne and D.J. Besserer of APEX Goescience Ltd. (the "2003 Technical Report"). The 2003 Technical Report was filed in May 2003 in Canada and on June 3, 2003 under a Form 6-K in the U.S.A., is incorporated herein by reference and is available in the Company's public documents at www.sedar.com and www.sec.gov.

Precious metals exploration on the Athabasca property began in 1911/1912 when American wildcatter Homer Bradley drilled a series of holes to basement seeking the source of the Athabasca oil sands. Although the origin of the tar sands was not discovered, an Alberta government report indicates that gold was assayed in core from drill hole Athabasca Oils No. 1. From this time on, sporadic exploration for precious metals occurred through to 1993, when the current round of precious metals exploration began. In the period from 1993 to 1995, Birch, Focal Resources Ltd., Tintina Mines Limited, NSR Resources Inc., Winslow Gold Ltd., LAC North America Ltd. ("LAC"), Ultrasonic Industries Ltd., Mr. K. Richardson and associated companies HMS Properties Ltd. ("HMS") and RMS Masonry Systems Inc. ("RMS"), Mr. L. MacGougan and associated company 777195 Alberta Inc., Grizzly Gold, and possibly others, explored for precious metals in areas that are now part of Birch's Athabasca mineral property. Birch is unaware of any current precious metals exploration other than its own in this area, although Mr. K. Richardson still holds mineral properties in the vicinity of the Athabasca property.

In 1997-98, in a joint venture with Tahera Corporation, Birch explored for diamonds on its Athabasca mineral property. Much of the information resulting from this exploration program is available through assessment reports filed with the Alberta Government and is covered in the 2003 Technical Report. No potentially diamond-bearing rocks were found during this exploration program.

Prior exploration for limestone was restricted to now-expired land holdings within the area of the Athabasca permits. No limestone development is known within the Athabasca property. In 2002 and 2003, Graymont Western Canada Inc. acquired mineral permits on the perimeter of Birch's Athabasca property.

-17

Current Status: The Athabasca property is without known reserves of either precious metals or limestone, and Birch's continuing work is exploratory in nature. Since 1993, Birch or its predecessor companies have conducted extensive precious metals exploration on the Athabasca property, including field mapping and prospecting, land and airborne geochemical and geophysical surveys, drilling, core logging, sampling and analysis, and a wide variety of analytical testing and mineralogical research. The authors of the 2003 Technical Report concluded, "Although precious metals, including gold, silver, platinum and palladium have been discovered on a few rare occasions in concentrations that might constitute economic concentrations if a resource can be identified, Birch's Athabasca Property is considered an early stage, high risk precious metals exploration property."

Birch does not plan to conduct field exploration for precious metals until such time that it has acquired or developed, and independently verified, a method for reliably determining precious metals concentrations in rocks from its Athabasca property.

In late 2002 and early 2003, Birch conducted a drilling program for limestone in the area of its proposed limestone quarry. Testing of limestone recovered from this drill program and one hole from a 1996 drill program resulted in the identification of high-calcium limestone suitable for the production of quicklime. As discussed under Industrial Minerals, above, Birch has initiated the regulatory process to license a limestone quarry on its Athabasca mineral property and is currently undertaking a prefeasibility study on limestone production from the Muskeg Valley Quarry. More information on the proposed limestone quarry is available in the 2004 Technical Report available digitally at www.sedar.com and www.sec.gov.

Plant and Equipment: Apart from currently active oil sands mining operations operated by oil sands companies unrelated to Birch, no other mining-related plant or equipment exists on Birch's Athabasca property.

Rock Formations and Mineralization: Precious metals and limestone are the principal exploration targets on the Athabasca mineral property. The geology of the Athabasca property is relatively simple, and is characterized by Precambrian basement overlain by about 300 m of shallow westward dipping, unmetamorphosed sedimentary rocks chiefly of Devonian and Cretaceous age. The Devonian rocks are predominantly marine dolostones, limestones and evaporites while overlying Cretaceous rocks are sandstones and shales, including oil-bearing sandstone, or oil sands, of the McMurray Formation. Structurally, the property is underlain by complexly folded and faulted Precambrian basement rocks, but the sedimentary rocks are largely undeformed, although fault zones with limited offset are characterized by minor normal or reverse normal offset and minor rotation. A large structure, the Bitumount Graben, has resulted in an aggregate total downdrop of up to 200 m of both sedimentary and basement rocks along numerous structures in the north-central part of the Athabasca property.

Precious metal microparticles and nanoparticles have been identified in both sedimentary and basement rocks from the Athabasca property and are the target of Birch's precious metal exploration. A comprehensive discussion of the geology and mineralization of the Athabasca property is included in the 2003 Technical Report.

Birch Mountains Mineral Property:

Mineral Title: At April 30, 2004, the Birch Mountains mineral property comprised 9 mineral permits issued in 1994, covering approximately 82,944 hectares (204,959 acres). All 9 Birch Mountains mineral permits will reach their 10 year term expiry date in August, 2004.

Current Status: The Birch Mountains mineral property is without known mineral reserves. No further exploration work on the Birch Mountains is planned for 2004 and all remaining Birch Mountains mineral permits will reach the end of their 10 year terms in August, 2004.

2003 Assessment Filings

Alberta Mineral Properties

No exploration expenditures were filed for assessment purposes in 2003. Mineral permits reaching the end of their 10 year term were converted to mineral leases or dropped. One mineral permit in the Birch Mountains was dropped in advance of it reaching its 10 year term. Additional assessment-eligible work has been completed and will be available for future assessment reports.

Industrial Minerals Division

The Company's mineral leases convey the rights to metallic and industrial minerals, including limestone. In 2002, Birch established an Industrial Minerals Division to take advantage of potential business opportunities arising from the Company's ownership of the rights to mine and market limestone from its Athabasca mineral leases. A sale of limestone to Suncor Energy Ltd. for $250,000 was announced in September 2002. Following this, a geological appraisal of a potential limestone quarry located about 60 kilometres north of Fort McMurray was completed. After consultations with Alberta Environment, in October 2002 Birch initiated the regulatory process to licence a limestone quarry, issuing a Public Disclosure Document and the Draft Terms of Reference for an Environmental Impact Assessment. The Public Disclosure Document is available on the Birch website at www.birchmountain.com. The information on Birch's website is not incorporated herein by reference. Subsequently, the Company received the Final Terms of Reference and prepared and filed in March 2004 an Environmental Impact Assessment and Application to the Natural Resources Conservation Board for the development, operation and reclamation of the quarry. In the fourth quarter of 2003, Birch sold $100,000 of limestone at the base of the Aurora Mine to Syncrude Canada Ltd.

ITEM 5         OPERATING AND FINANCIAL REVIEW AND PROSPECTS

General

This discussion should be read in conjunction with Birch's consolidated financial statements. Birch's consolidated financial statements have been prepared in accordance with Canadian GAAP, which differ from U.S. GAAP. For a discussion of these differences, see the notes to Birch's consolidated financial statements.

A.         Operating Results

Years Ended December 31, 2003, 2002 and 2001

Prior to 2002, the Company focused exclusively on precious metal exploration and technology development. In 2002, we identified a business opportunity to develop a limestone quarry for aggregate sales and the manufacturing of quicklime for use by the oil sands industry. As a result, since 2002, we have focused on advancing this limestone business opportunity and deferred funding for precious metal exploration and further technology development. When funding is available, Birch Mountain intends to continue research and development of precious metals.

The geological, engineering and economic assessments conducted over the past 18 months have identified a significant development opportunity for aggregate production and sales from leases owned by Birch Mountain in the lower Muskeg River valley north of Fort McMurray, Alberta. The regulatory review process is underway, and approval of the application for the north quarry project is anticipated in the fall of 2004. It will be necessary to build about two kilometres of road to access the initial quarry pit and prepare the site for tree removal to expose the limestone for production. An estimated capital investment of $600,000 will be required to construct the road and prepare the site in late fall in order to start production. We plan to use local contractors and their equipment for the first stages of quarry operations.

Although we believe the likelihood of the following occurring is low, risks associated with these plans include regulatory complications that could result in the delay of project approval until early or mid-2005, lack of market familiarity and acceptance of limestone aggregate could result in slower than anticipated sales in the first year or more, and a major drop in oil prices could result in a slowdown of oil sands development resulting in a reduced demand for construction aggregate.

Birch Mountain has initiated geological and environmental fieldwork to be used in regulatory filings, including an EIA and Application for an expansion of the Quarry (south quarry project) and a quicklime plant. Engineering, environmental and regulatory costs to complete and file an application are projected to be approximately $2.7 million. As this is a preliminary estimate, the final cost for regulatory approval of the expanded project could be as much as 30% higher than current estimates as a large project has a high probability of being referred to a public hearing. If a public hearing is required, then both time and expenses will increase.

Corporate Costs and Expenses

Total costs in 2003 were $1,136,023 (excluding $744,385 of mineral exploration and industrial mineral costs), and in 2002 were $1,170,931 (excluding $976,305 of mineral exploration and industrial mineral costs) down from $1,685,713 (excluding $941,530 of mineral exploration costs) in 2001. G&A expenditures in 2003 and 2002 remained fairly constant, averaging $100,000 per month. The Company adopted the stock-based compensation and other stock-based payment standards set out in the CICA Handbook 3870. The impact of the adoption of this standard for the year ended December 31, 2003, was an additional compensation expense of $66,681 and additional mineral exploration costs of $1,231 and share issue costs of $22,045.

Expenses in 2002 and 2003 reflected an increased focus on the industrial mineral potential of the Athabasca leases. Expenses in 2001 reflected the increase in laboratory work, the filing of U.S. and international patent applications, and the preparation of assessment filings to hold the Company's Athabasca mineral permits.

The Company incurred a loss before income taxes of $1,568,435 in the year ended December 31, 2003 (2002 - $1,896,250; 2001-$2,539,220) and as at December 31, 2003, had an accumulated deficit of $26,413,384.

Mineral Exploration Costs

In addition to the $471,191 exploration expense for industrial minerals in 2003, we have also capitalized $336,136 of expenses.

Precious Metals Exploration Costs

With the Company's dedicated focus on industrial minerals in 2003, exploration costs related to precious metals decreased to $273,194 from $863,845 in 2002, $941,530 in 2001 and $1,792,388 in 2000. All 2002 exploration was on the Company's Athabasca mineral properties. In 2001, the Company focused on the two prairie gold prospects, directing 99% of exploration expenditures to the Athabasca project and the balance to the Dawson Bay play.

Mineral Technology Costs

Spending on scientific research directed to developing proprietary extraction and analytical techniques for precious metals was $11,150 in 2003 and $42,514 in 2002, down sharply from $128,065 in 2001. There were no similar research expenditures in previous years. The results of our research led to the filing of a U.S. and international patent application in the spring of 2000. Birch Mountain was granted a U.S. patent in December 2002.
Mineral Exploration Costs	Mineral Exploration	Mineral Technology	Industrial Minerals
2003	$273,194	$11,150	$471,191
2002	863,845	42,514	112,460
2001	$941,530	$128,068	$-

Industrial Minerals Costs

In 2002, the Company established an Industrial Minerals Division. This Division spent $112,460 in 2002. In 2003, we focused most of our financial resources, $471,191 plus the capitalization of $336,136, on a geological evaluation of the potential Quarry, initial drilling and preparation for environmental approvals. Birch Mountain will continue to invest in the Quarry. We sold $100,000 of limestone to Syncrude Canada Ltd. in 2003 and $250,000 to Suncor Energy Ltd. in 2002.

Corporate Income

Birch Mountain and its subsidiaries have limited income from production as the Industrial Minerals Division is in the early stages of development, all other properties are still at the exploration stage, and technology is still under development.

The Company's ability to continue as a going concern largely depends on our success in obtaining sufficient funds to carry the development of the limestone Quarry through to production, carry out exploration properties, establish the existence of economically recoverable mineral reserves, achieve successful results from our research efforts and obtain the financing to complete the development and achieve future profitable production or, alternatively, on the Company's ability to dispose of our interests on an advantageous basis. In the past, Birch Mountain has been successful in raising funds in the equity markets, but there is no assurance that the Company will be able to do so in the future. If future financing efforts do not meet with success, there is substantial doubt about the ability of the Company to continue as a going concern as it would likely have to dispose of assets on less than advantageous terms.

Three Months Ended March 31, 2004 and 2003

The Company incurred a net loss of $659,599 in the period ended March 31, 2004.

Corporate Costs and Expenses

Total costs during the period were $367,034 (excluding $300,314 in mineral exploration and industrial mineral costs). These expenses reflect an increase in professional fees mainly related to legal and audit fees for the period with a total of $99,844. This contrasts with the $2,277 for the same period in 2003, which reflects the very limited activities and payment of legal and audit fees in subsequent periods.

The Company adopted the stock-based compensation and other stock-based payment standards set out in the CICA Handbook 3870. The impact of the adoption of this standard for the first quarter ended March 31, 2004, was an additional compensation expense of $48,191.

Mineral Exploration Costs
To March 31, 2004	Mineral Exploration	Mineral Technology	Industrial Minerals
Expenditures	$300,314	-	-
Capitalized expenses	-	-	$815,186

The Company incurred total expenditures during the first quarter of $1,115,500 with $300,314 for mineral exploration, and $815,186 in industrial minerals.

Precious Metals Exploration Costs

With the Company's dedicated focus on industrial minerals in 2004, exploration costs related to precious metals decreased from $45,155 in the first quarter of 2003, to $18,926 ($300,314 less $281,388 for permit to lease conversions) in the same period in 2004.

Mineral Technology Costs

There was no activity in this division during the first quarter of 2004.

Industrial Minerals Costs

During the first quarter almost all work was focused on this division, with capital expenditures of over $815,186, with 80% of this cost related to consulting fees for the preparation and filing the quarry application, and a field drilling program. Salaries accounted for only 14% of the expenditures to March 31, 2004.

Corporate Income

The Company's main source of income from year-to-year has been interest earned on our term deposits. At March 31, 2004 the interest earned was $7,749. Our interest income has varied with the amount of money in term deposits and has not been a significant component of our ability to operate.

The Company's ability to continue as a going concern largely depends on our success in obtaining sufficient funds to carry out exploration activities on our mineral properties, establish the existence of economically recoverable mineral reserves, achieve successful results from our research efforts and obtain the financing to complete the development and achieve future profitable production or, alternatively, on the Company's ability to dispose of our interests on an advantageous basis. In the past, Birch Mountain has been successful in raising funds in the equity markets, but there is no assurance that the Company will be able to do so in the future. If future financing efforts do not meet with success, there is substantial doubt about the ability of the Company to continue as a going concern as it would likely have to dispose of our assets on less than advantageous terms.

B.         Liquidity and Capital Resources

Years Ended December 31, 2003, 2002 and 2001

The Company's primary source of cash has been private placements. Working Capital at the year-end 2003 was $1,780,829, a significant improvement from 2002 when it was negative $832,000. Working capital at year-end 2001 was $75,000.

During 2003, Birch Mountain successfully raised approximately $4.5 million through various private placements versus $926,705 in 2002 and only one private placement of $72,500 in 2001.

The funds raised in 2003 eliminated the working capital deficit and provided working capital to sustain basic operations well into 2004. Project-specific financing may be available to advance the limestone/quickline project in 2004 and beyond.

At December 31, 2003, the Company had renounced flow-through commitments of $2.5 million.

The Company re-priced to $0.50 per warrant the following common share purchase warrants issued by private placement: 881,652 were extended to June 7, 2004; 2,071,910 were extended to June 21, 2004; 285,715 were extended to July 19, 2004 and 465,712 will expire July 24, 2004.

Birth Mountain received $65,000 from the exercise of stock options in 2003, and no options were exercised in 2002 or 2001.

The Company has initiated the regulatory approval process to licence our Quarry, which, if approved and in operation, will produce long-term cash flow. In addition, the opportunity to produce quicklime from the same quarry for sale to oil sands companies is under active consideration.

The Company's existing capital resources are adequate to maintain operations at our current rate of investment in the development of the Industrial Minerals Division to mid-2004. G&A expenditures in 2003 and 2002 have been consistent, averaging $100,000 per month. We are working on plan to raise additional operating capital to advance the regulatory approval of our Quarry for the sale of aggregate and business opportunities associated with quicklime production from the same Quarry, to reactivite research and precious metal assay program development and to continue ongoing corporate activities. To the extent the Company raises additional capital by issuing equity or convertible debt securities, ownership dilution to shareholders will result, but not necessarily a dilution in value. To fulfill flow-through commitments, expenditures of $1,951,093 will be invested in qualifying work associated with the Quarry.

During 2001, the Company entered into an agreement with Shear Minerals Ltd. ("Shear") and Marum Resources Inc. ("Marum"). Under the terms of the agreement, Birch Mountain received 50,000 common shares of Shear and 100,000 common shares of Marum, with a market value of $20,000 on receipt. These share were sold in 2003 for net proceeds of $26,768.

Capital Resources

Commitments for capital resources relate to the maintenance of the mineral permits and leases granted to the Company by the Government of Alberta. The Company is rationalizing our landholdings and converting certain exploration permits to mineral leases.

Total Landholdings under Mineral Leases and Permits at December 31

In 2003, Birch Mountain applied to convert 3 permits to 3 mineral leases to preserve its rights in areas prospective for precious metals and industrial minerals, allowing 4 permits to expire at the end of their term. In 2004, we applied to convert an additional 30 permits to 59 mineral leases and allowed 2 permits to expire. At April 30, 2004, we reduced the Athabasca mineral leases and permits from year-end 2003 to 233, 817 hectare (577,773 acres). In the Birch Mountains, 1 permit lapsed in April 2004, reducing that area to 82,944 hectares (204,958 acres).

Lease payments in 2003 were net $148,275, while the capital commitments in 2004 will be approximately $685,200, which includes the fee payable to the Crown for the conversion from permits to leases. Lease payments beyond 2004 will be approximately $602,500 if we continue to hold all of our mineral leases into the future. Following further exploration, we may choose to reduce our landholdlings, which will reduce our capital commitments for maintaining the mineral leases in good standing.

Additional private placement financing or sale of limestone may be required to meet the capital resource requirement of the Company.

Three Months Ended March 31, 2004 and 2003

Working capital at the March 31, 2004 was $788,705.

During the first quarter 233,750 options and 659,400 warrants were exercised resulting in $399,625 of cash to support operations. Additional funds may be forthcoming as warrants, exercisable at $0.50, come due: 881,652 on June 7, 2004; 2,071,910 on June 21, 2004; 285,715 on July 19, 2004; and 465,712 on July 24, 2004.

The Company's existing capital resources are adequate to maintain operations at our current rate of investment in the development of the Industrial Minerals Division to mid-2004. G&A expenditures in 2003 and 2002 have been consistent, averaging $100,000 per month. We are working on plans to raise additional operating capital to advance the regulatory approval of our quarry for the sale of aggregate and business opportunities associated with quicklime production from the same quarry, to reactivate research and precious metal assay program development, and to continue ongoing corporate activities. To the extent the Company raises additional capital by issuing equity or convertible debt securities, ownership dilution to shareholders will result, though not necessarily a dilution of value. To fulfill flow-through commitments, expenditures of $1,951,093 will be invested in work associated with the quarry. At March 31, 2004 approximate 43%, or $835,000 of the flow-through obligations had been expended.

Capital Resources

Commitments for capital resources relate to the maintenance of the mineral permits and leases granted to the Company by the Government of Alberta. The Company is rationalizing our landholdings and converting certain exploration permits to mineral leases.

Birch's mineral lease rental payments were $148,275 in the year 2003. Under a September 2002 agreement, Suncor Energy Inc. covered $39,000 of this amount. Capital commitments in 2004 for mineral lease rental payments will be approximately $655,681, with Suncor covering $53,185 of this amount. Additionally, a one time fee payable to the Crown for the conversion from permits to leases of approximately $30,000 will be required in 2004. Net ongoing lease payments will be approximately $602,500 if Birch Mountain continues to hold all of our mineral leases into the future. Following further exploration, we may choose to reduce our landholdings, which will reduce our capital commitments for maintaining the mineral leases in good standing.

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

The proposed quarry also contains limestone units suitable for producing quicklime. Quicklime is used to remove sulphur dioxide and other contaminants from the emission stacks of industrial facilities including oil sands plants. Quicklime is also used in water treatment plants to remove heavy metals and other impurities. Birch has been in contact with a number of oil sands operators regarding future demand for quicklime and intends to aggressively pursue the business opportunity to establish a quicklime production facility on its proposed quarry site.

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

F.         Tabular Disclosure of Contractual Obligations

As of December 31, 2003, the Company's known contractual obligations are as follows.
Payments due by period
Contractual Obligations	Total	less than 1 year	1-3 years	3-5 years	more than 5 years
Long-term Debt Obligations	-	-	-	-	-
Capital (Finance) Lease Obligations	-	-	-	-	-
Operating Lease Obligations	$757,000	$250,000	$453,000	$54,000	-
Purchase Obligations	-	-	-	-	-
Other Long-Term Liabilities Reflected on the Company's Balance Sheet under the GAAP of the primary financial statements	-	-	-	-	-
Total	$757,000	$250,000	$453,000	$54,000	-

ITEM 6         DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.         Directors and Senior Management

The following table sets forth the name, business experience, functions and areas of experience in Birch and principal business activities performed outside of Birch (including, in the case of directors of Birch, other principal directorships) of each director, member of senior management and employees upon whose work Birch is dependent:
Name	Business Experience and Function	Principal Business Activities and principal Directorships	Number of Common Shares and Percentage of Class Held and Number of Warrants and Exercisable Stock Options
Douglas J. Rowe	Director, President and Chief Executive Officer of Birch since 1994

Mr. Rowe is President and CEO of the Company, and was President and Chairman of the Board of Brougham Geoquest, Ltd., a company engaged in mineral exploration and Brougham Energy Corporation, a company engaged in oil and gas exploration and development.

2,152,983 common shares (4.3%) 25,000 warrants(1) 750,000 stock options
Kerry E. Sully	Chairman of the Board and Director since 1995	Mr. Sully has been President and CEO of CGX Energy Inc. since March 1999, and was President, Chief Executive Officer and a director of Ranchmen's Resources Ltd. from 1989 to 1995.	250,000 common shares (0.5%) 400,000 stock options

Name	Business Experience and Function	Principal Business Activities and principal Directorships	Number of Common Shares and Percentage of Class Held and Number of Warrants and Exercisable Stock Options
Donald L. Dabbs	Vice-President, Chief Financial Officer and Director since 1994

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

373,972 common shares (0.73%) 505,000 stock options
Lanny K. McDonald	Director since 1995	In 1990, after more than 16 years of National Hockey League play, Mr. McDonald joined the Calgary Flames as Vice President for ten years. He is now Marketing Director with Baker Hughes Canada.	145,000 common shares (0.3%) 375,000 stock options
Dr. Hugh Abercrombie	Vice-President, Exploration since November 1998

Dr. Abercrombie joined Birch in 1997, from the Geological Survey of Canada where he studied low temperature, metastable geochemical processes and developed the theories underlying the Prairie Gold Model. Since taking on his current position, Dr. Abercrombie has directed Birch's exploration and technology activities, spearheading efforts to understand the origin and behaviour of natural nanoparticles.

350,699 common shares (2) (0.68%) 122,500 warrants (3) 385,000 stock options
Dr. Jack Clark O.C.	Director since April, 2001

Dr. Clark is an independent consultant with over 40 years of engineering experience. For 15 years (until March 1997) he was President & CEO of C-CORE, an applied research company in St. John's, Newfoundland & Labrador. Dr. Clark has been an Honorary Professor of Engineering at Memorial University of Newfoundland and continues to consult to a wide range of government and industry clients.

100,000 common shares (0.2%) 50,000 warrants (4) 425,000 stock options
Charles Hopper	Director since April, 2001

Mr. Hopper is a Managing Director of Lehman Brothers, Inc. of New York and has twenty-five years experience in the financial industry. During the past five years at Lehman Brothers, Mr. Hopper has been responsible for Private Client Services Asset Management.

425,000 stock options
Derrick Kershaw	Director since May, 2004

Mr. Kershaw recently retired as General Manager, Aurora Mine for Syncrude Canada, where he was responsible for all aspects of the new Aurora Mine Project. With Syncrude, he held the position of General Manager, Extraction Operations, Manager Overburden and Tailings in Mining Operations, and Manager Mine Mobile Maintenance. He also was Manager in Syncrude Research Department. Mr. Kershaw served as Chair of the Advisory Board for the Fort McMurray Oilsands Discovery Centre.

31,250 stock options

Notes:

(1)	Each warrant entitles the holder to purchase one common share at a price of $0.50 per share until November 13, 2004.
(2)	Of these, 10,000 common shares are held in trust by Mr. Abercrombie for his children.
(3)

60,000 of these warrants each entitle the holder to acquire one common share at a price of $0.50 per share until September 16, 2004 and the remainder until October 10, 2004. Of these, 5,000 are held in trust by Mr. Abercrombie for his children.

(4)	Each warrant entitles the holder to purchase one common share at a price of $0.50 per share until September 16, 2004.

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

B.         Compensation

The following table sets forth the amount of compensation that was paid (including deferred compensation accrued for the year) and benefits that were granted in the financial year ended December 31, 2003 to each of the individuals listed in Item 6(A) above.
Name	Compensation	Benefits
Douglas J. Rowe(1)	$179,666	$1,070
Kerry E. Sully	0	0
Donald L. Dabbs(2)	$133,000	$1,015
Lanny K. McDonald	0	0
Dr. Hugh Abercrombie(3)	$111,593	$4,810
Dr. Jack Clark	0	0
Charles Hopper	0	0
Derrick Kershaw	0	0

Notes:

(1)	Compensation includes $39,667 that was deferred in 2002.
(2)	Compensation includes $28,000 that was deferred in 2002.
(3)	Compensation includes $6,593 that was deferred in 2002.

The Board of Directors of the Corporation adopted the most recent "rolling" stock option plan of the Corporation on May 8, 2003, which was ratified by shareholders on July 3, 2003 (the "Amended 1994 Plan"). Pursuant to the Amended 1994 Plan, the Board of Directors of the Corporation or a special committee of directors appointed from time to time by the Board of Directors of the Corporation (the Board of Directors or such special committee is hereinafter referred to as the "Board") may grant non-transferable options (the "Options") to purchase Common Shares of the Corporation to directors, officers, employees and consultants of the Corporation or any of its subsidiaries or affiliates (such persons hereinafter collectively referred to as "1994 Participants"). Under the Amended 1994 Plan, the number of Common Shares subject to an Option granted to any one 1994 Participant shall be determined by the Board; however, the aggregate number of Common Shares which may be reserved for issuance to any one 1994 Participant and the aggregate number of shares to be delivered upon the exercise of all Options granted under the 1994 Plan shall not exceed the maximum number of shares permitted under the rules of any stock exchange on which the Common Shares are then listed or other regulatory body having jurisdiction (hereinafter collectively referred to as the "Exchange"). Options issued pursuant to the Amended 1994 Plan will have an exercise price determined by the Board of the Corporation provided that such exercise price shall not be less than the price permitted by the Exchange. The Amended 1994 Plan contains provisions stating that the option period shall not exceed the maximum period permitted by the Exchange. In addition, the Amended 1994 Plan contains early termination provisions for certain situations.

The Board of Directors of the Corporation also adopted the most recent "fixed" stock option plan of the Corporation on May 8, 2003, which was ratified by shareholders on July 3, 2003 (the "Amended 2002 Plan"). Pursuant to the Amended 2002 Plan, the Board of the Corporation may grant non-transferable Options to purchase Common Shares of the Corporation to directors, officers, employees and consultants of the Corporation and its subsidiaries and employees of a person or company which provides management services (excluding investor relations services) to the Corporation or its subsidiaries ("Management Company Employees") (such persons hereinafter collectively referred to as "2002 Participants"). Under the Amended 2002 Plan, the number of Common Shares subject to an Option granted to any one Participant shall be determined by the Board; however, the aggregate number of Common Shares which may be reserved for issuance to any one 2002 Participant shall not exceed the maximum number of shares permitted by the Exchange. The aggregate number of shares to be delivered upon the exercise of all Options under the Amended 2002 Plan may not exceed 3,735,211 shares. Options issued pursuant to the Amended 2002 Plan will have an exercise price determined by the Board of the Corporation provided that such exercise price shall not be less than the price permitted by the Exchange. The Amended 2002 Plan contains provisions stating that the option period shall not exceed the maximum period permitted by the Exchange. In addition, the Amended 2002 Plan contains early termination provisions for certain situations.

On May 7, 2004 the Board of Directors adopted a new "fixed" stock option plan (the "Plan") to replace both the Amended 1994 Plan and the Amended 2002 Plan, which will be presented to shareholders for approval. The currently issued and outstanding 6,128,900 stock options previously granted under the Amended 1994 Plan and the Amended 2002 Plan shall be deemed to have been issued under the Plan and shall be subject to the terms, conditions and provisions of the Plan. The purpose of the Plan is to advance the interests of the Corporation by encouraging the directors, officers, employees and consultants of the Corporation, and of its subsidiaries and affiliates, to acquire shares in the Corporation, thereby increasing their proprietary interest in the Corporation, encouraging them to remain associated with the Corporation and furnishing them with additional incentive in their efforts on behalf of the Corporation in the conduct of its affairs.

The Plan is administered by the Board of Directors of the Corporation or by a special committee of the Board of Directors. if appointed, from time to time (the "Board"). The Plan provides that options will be issued pursuant to option agreements ("Option Agreements"). A maximum of 10,269,047 Common Shares are currently reserved for issue under the Plan provided that no one optionee under the Plan shall be granted an option which exceeds the maximum number permitted by any stock exchange or exchanges on which the Common Shares of the Corporation are listed (the "Exchange"). Options issued pursuant to the Plan will have an exercise price determined by the Board, provided that the exercise price shall not be less than the price permitted by the Exchange.

Options granted under the Plan are non-transferable and expire the earlier of 5 years from the date of grant or 90 days from the date the optionee ceases to be a director, officer, employee or consultant of the Corporation of its subsidiaries or a management company employee (or, in the case of an optionee performing investor relations activities, within 30 days of the cessation of services to the Corporation). In the event of death of an optionee, options held by such optionee will expire the earlier of 5 years from the date of grant or one year from the date of such death. The Plan is subject to shareholder approval.

The following table sets forth the number of options to purchase common shares of Birch granted under both the Amended 1994 Plan and the Amended 2002 Plan, the purchase price and the expiration date of options granted to each of the individuals listed in Item 6(A) above.
Name	Number of options to purchase Common Shares	Purchase Price	Expiry Date
Douglas J. Rowe	120,000 390,000 90,000 300,000	$1.36 $0.26 $0.34 $0.30	Nov. 18, 2004 Mar. 18, 2007 April 03, 2007 Oct. 2, 2008
Kerry E. Sully	50,000 150,000 125,000 150,000	$1.36 $0.26 $0.34 $0.30	Nov. 18, 2004 Mar. 18, 2007 April 03, 2007 Oct. 2, 2008
Donald L. Dabbs	80,000 200,000 100,000 250,000	$1.36 $0.26 $0.34 $0.30	Nov. 18, 2004 Mar. 18, 2007 April 03, 2007 Oct. 2, 2008
Lanny K. McDonald	50,000 100,000 150,000 150,000	$1.36 $0.26 $0.34 $0.30	Nov. 18, 2004 Mar. 18, 2007 April 03, 2007 Oct. 2, 2008
Dr. Hugh J. Abercrombie	120,000 100,000 65,000 200,000	$1.36 $0.26 $0.34 $0.30	Nov. 18, 2004 Mar. 18, 2007 April 03, 2007 Oct. 2, 2008

Name	Number of options to purchase Common Shares	Purchase Price	Expiry Date
Dr. Jack Clark	125,000 100,000 125,000 150,000	$0.65 $0.26 $0.34 $0.30	April 24, 2006 Mar. 18, 2007 April 03, 2007 Oct. 2, 2008
Charles Hopper	100,000 25,000 100,000 125,000 150,000	$0.60 $0.65 $0.26 $0.34 $0.30	Jan. 27, 2006 April 24, 2006 Mar. 18, 2007 April 03, 2007 Oct. 2, 2008

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

	Twelve Months Ended December 31
	2003	2002	2001
Operations(1)	6	6	6
Accounting	1	1	1
Administration	4	4	4
Total	11	11	11

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

ITEM 7         MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.         Major Shareholders

To the knowledge of Birch there are no persons or entities who beneficially hold, directly or indirectly or exercise control or direction over, more than 5% of the voting rights attached to the issued and outstanding common shares of Birch, except as set forth below:
Name	Number of Securities Owned	Percentage of Class
Douglas J. Rowe(1)	2,152,983(2)	4.3%(3)
Notes:
(1)	Mr. Rowe also holds options and warrants to purchase common shares of Birch as set forth in Item 6(B), above.
(2)	Number of shares is based upon insider trading reports filed by the named shareholder with applicable Canadian securities regulatory authorities.
(3)	Based on 51,340,235 issued and outstanding common shares.

There has been no significant change in Mr. Rowe's percentage ownership of common shares of Birch during the past three years (2001- 7%) other than as a result of dilution due to the issuance of additional common shares in various financings.

The major shareholders of Birch do not have different voting rights than other shareholders.

As of May 13, 2004, 106 holders having an address of record within the United States of America owned 11,046,883 common shares, representing 21.5% of Birch's 51,340,235 (as of May 13, 2004) outstanding common shares.

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

ITEM 8         FINANCIAL INFORMATION

A.         Consolidated Statements and Other Financial Information

Incorporated hereto are the audited consolidated financial statements for the years ended December 31, 2003, 2002 and 2001 and the unaudited consolidated interim financial statements for the periods ended March 31, 2004 and 2003.

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

B.         Significant Changes

No significant changes have occurred since March 31, 2004.

ITEM 9         THE OFFER AND LISTING

A.         Offer and Listing Details

The following table sets forth the high and low market prices of the common shares on the Exchange for the periods indicated.

Fiscal Period	High (Cdn$)	Low (Cdn$)
Years Ended:
December 31, 1999	2.10	0.29
December 31, 2000	3.05	0.40
December 31, 2001	1.10	0.50
December 31, 2002	0.73	0.10
December 31, 2003	0.56	0.19

2004
First Quarter	0.98	0.46

2003
Fourth Quarter	0.56	0.25
Third Quarter	0.47	0.235
Second Quarter	0.55	0.23
First Quarter	0.40	0.19

2002
Fourth Quarter	0.42	0.10
Third Quarter	0.37	0.13
Second Quarter	0.40	0.20
First Quarter	0.73	0.23

Month Ended
May 31, 2004	0.55	0.48
April 30, 2004	0.67	0.45
March 31, 2004	0.65	0.61
February 29, 2004	1.08	0.66
January 31, 2004	0.98	0.46
December 31, 2003	0.56	0.41

The following table sets forth the high and low market prices of the common shares on the OTC-BB. All financial figures in this table are expressed in U.S. dollars.

Fiscal Period	High (US$)	Low (US$)
Years Ended:
December 31, 2002	0.2950	0.0700
December 31, 2003	0.45	0.30

2004
First Quarter	0.95	0.40

2003
Fourth Quarter	0.45	0.18
Third Quarter	0.41	0.18
Second Quarter	0.43	0.15
First Quarter	0.2550	0.1300

2002
Fourth Quarter	0.2625	0.0800
Third Quarter	0.2400	0.0900
Second Quarter	0.2500	0.1300
First Quarter	0.2950	0.2150

Month Ended
May 31, 2004	0.42	0.35
April 30, 2004	0.55	0.34
March 31, 2004	0.68	0.46
February 29, 2004	0.81	0.48
January 31, 2004	0.95	0.37
December 31, 2003	0.45	0.30

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

Securities of Birch

The Company has an authorized capital consisting of an unlimited number of common shares, of which 51,425,627 are issued and outstanding as of the date of this annual report.

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

D.         Exchange Controls

Canadian Exchange Controls

There are no governmental laws, decrees or regulations in Canada relating to restrictions on the export or import of capital, or affecting the remittance of interest, dividends or other payments to non-residents. Dividends paid to U.S. residents, however, are subject to a 15% withholding tax or a 5% withholding tax for dividends if the shareholder is a corporation owning at least 10% of the outstanding voting shares of Birch pursuant to Article X of the reciprocal tax treaty between Canada and the U.S. (See "Additional Information - Taxation")

Except as provided in the Investment Canada Act (the "ICA"), which has provisions that restrict the holding of voting shares by non-Canadians, there are no limitations specific to the rights of non-Canadians to hold or vote the common shares under the laws of Canada or the Province of Alberta, or in the charter documents of Birch or its subsidiaries.

Management of Birch believes that the following summary fairly describes those provisions of the ICA pertinent to an investment in Birch by a person who is not a Canadian resident (a "non-Canadian").

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

If an investment is reviewable under the ICA, an application for review in the form prescribed is normally required to be filed with the IRD prior to the investment taking place and the investment may not be implemented until the review has been completed and the Minister of Industry Canada ("Minister") (the Minister responsible for Investment Canada) is satisfied that the investment is likely to be of net benefit to Canada. The Minister has up to 75 days to make this determination. If the Minister is not satisfied that the investment is likely to be of net benefit to Canada, the non-Canadian must not implement the investment or, if the investment has been implemented, may be required to divest himself of control of the business that is the subject of the investment.

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

(b)

Except as specified in paragraph (c) below, a threshold is calculated annually for reviewable direct acquisitions by or from WTO investors. The threshold for 2004 is $237 million. Pursuant to Canada's international commitments, indirect acquisitions by or from WTO investors are not reviewable;

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

The ICA exempts certain transactions from the notification and review provisions of ICA, including, among others, (a) an acquisition of voting shares if the acquisition were made in the ordinary course of that persons' business as a trader or dealer in securities; (b) an acquisition of control of the company in connection with the realization of a security interest granted for a loan or other financial assistance and not for any purpose related to the provisions of the ICA; (c) the acquisition of voting interests by any person in the ordinary course of a business carried on by that person that consists of providing, in Canada, venture capital on terms and conditions not inconsistent with such terms and conditions as may be fixed by the Minister; and (d) acquisition of control of the company by reason of an amalgamation, merger, consolidation or corporate reorganization, following which the ultimate direct or indirect control in fact of the company, through the ownership of voting interests, remains unchanged.

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

This summary is based upon the provisions of the Income Tax Act of Canada and the regulations thereunder (collectively, the "Tax Act", or "ITA") and the Canada-United States Tax Convention (the "Tax Convention") as at the date of this annual report, and upon the current administrative practices of the Canada Revenue Agency (formerly the Canada Customs and Revenue Agency).

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

Any Canadian tax withheld may be credited (subject to certain limitations) against the U.S. Holder's U.S. Federal taxable income. (See more detailed discussion at "Foreign Tax Credits" below.) To the extent that distributions exceed current or accumulated earnings and profits of the Company, they will be treated first as a return of capital up to the U.S. Holder's adjusted basis in the common shares and thereafter as a gain from the sale or exchange of the common shares. Preferential tax rates for long-term capital gains are applicable to an U.S. Holder, which is an individual, estate or trust. There are currently no preferential tax rates for long-term capital gains for an U.S. Holder, which is a corporation.

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

Suite 300, 250 - Sixth Avenue S.W.

Bow Valley Square 4

Calgary, AB, Canada

T2P 3H7

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

PART II

ITEM 13         DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

There have been no defaults in the payment of principal, interest or a sinking or purchase fund instalment. There are no dividend arrearages or any other delinquencies.

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

ITEM 16         RESERVED BY THE SEC

ITEM 16A         AUDIT COMMITTEE FINANCIAL EXPERT

None of the members of our audit committee meets the definition of an audit committee financial expert, as defined in Item 16A1 of Form 20-F. This is due to our inability to attract a director with the requisite financial knowledge and experience .

ITEM 16B         CODE OF ETHICS

On May 7, 2004, our Board of Directors adopted the Birch Mountain Resources Ltd. Code of Business Conduct and Ethics ("Code of Ethics"). Our Code of Ethics outlines our business principles, and our ethical and legal standards which each of our directors, officers and employees must adhere to when acting on behalf of our Company.

Through our Code of Ethics, the Company prescribes the following principles:

  honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships;

  full, fair, accurate, timely and understandable disclosure in the Company's shareholder reports and in other public communications and filings of the Company;

  compliance with applicable governmental laws, rules and regulations; and

  accountability by all of the Company's directors, officers and employees for adherence to our Code of Ethics.

  A copy of our Code of Ethics is filed as an exhibit to this annual report and is available on our Company's website at: www.birchmountain.com.

  ITEM 16C         PRINCIPAL ACCOUNTANT FEES AND SERVICES

  Fees Paid to Independent Public Accountants

  The following table sets forth, for each of the years indicated, the fees paid to our independent public accountants, Meyers Norris Penny LLP, Chartered Accountants, and the percentage of each of the fees out of the total amount paid to the accountants.

Year Ended December 31,

	2002	2003

Services Rendered	Fees	Fees

Audit	$29,710 (48.7%)	$39,650 (70.2%)
Audit-related	$6,450 (10.6%)	$2,900 (5.1%)
Tax	$12,680 (20.8%)	$4,975 (8.8%)
Other	$12,175 (20%)	$8,950 (15.8%)
Total	$61,015	$56,475

  Pre-Approval Policies and Procedures

  Our board of directors has not adopted a policy and procedures for the pre-approval of audit and non-audit services rendered by our independent public accountants, Meyers Norris Penny, Chartered Accountants. No issue regarding these services has arisen in the last two fiscal years.  The board of directors will deliberate these matters as and when they arise, on a case-by-case basis.

  ITEM 16D         EXEMPTIONS FROM THE LISTING REQUIREMENTS AND STANDARDS FOR AUDIT COMMITTEE

  Not applicable.

  ITEM 16E         PURCHASE OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

  Neither we, nor any affiliated purchaser of our Company, have purchased any of our securities during 2003.

  PART III

  ITEM 17         FINANCIAL STATEMENTS

  ITEM 18         FINANCIAL STATEMENTS

  Not Applicable

  AUDITORS’ REPORT

  T O    T H E S H A R E H O L D E R S   O F    B I R C H    M O U N T A I N    R E S O U R C E S    L T D .

  We have audited the consolidated balance sheets of Birch Mountain Resources Ltd. as at December 31, 2003 and 2002 and the consolidated statements of loss and deficit and cash flows for each of the years in the three-year period ended December 31, 2003. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

  In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2003 and 2002 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2003, in accordance with Canadian generally accepted accounting principles.

  C O M M E N T S    F O R    U . S .    R E A D E R S

  In the United States, reporting standards for auditors require the addition of an explanatory paragraph following the opinion paragraph when there are substantial uncertainties about the Company’s ability to continue as a going-concern, as referred to in Note 1 to these consolidated financial statements. Our report to the shareholders dated February 19, 2004, is expressed in accordance with Canadian reporting standards, which do not permit a reference to such matters in the auditors’ report when the facts are adequately disclosed in the financial statements.

  Signed by: Meyers Norris Penny LLP

  Calgary, Alberta Chartered Accountants
  February 19, 2004

  CONSOLIDATED BALANCE SHEETS
  A S    A T    D E C E M B E R   3 1

	2003	2002
ASSETS
Current
Cash and cash equivalents	$1,818,292	$47,782
Accounts receivable	52,221	14,236
Share subscription receivable	–	15,000
Investments (Note 4)	–	20,000
Prepaids and deposits	59,102	4,922
	1,929,615	101,940
Property, Plant and Equipment (Note 5)	158,482	163,152
Mineral Exploration Costs (Note 6)	336,136	–
	$2,424,233	$265,092
LIABILITIES
Current
Accounts payable (Note 7)	$148,786	$934,131
SHAREHOLDERS' EQUITY (deficiency)
Share Capital (Note 8)	28,598,874	25,186,910
Contributed Surplus	89,957	–
Deficit	(26,413,384)	(25,855,949)
	2,275,447	(669,039)
	$2,424,233	$265,092
Nature of operations (Note 1)
Commitments and continuing obligations (Notes 6 and 10)
Approved on behalf of the Board:

  CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT
  F O R      T H E    Y E A R S    E N D E D    D E C E M B E R    3 1

	2003	2002	2001
Expenses
Amortization	$33,632	$47,558	$59,046
Consulting	800	2,400	67,271
Mineral exploration costs	744,385	976,305	941,530
Office	263,247	233,043	284,698
Professional fees	125,175	264,584	450,538
Research costs	11,150	42,514	128,068
Salaries, management fees and benefits	422,135	437,786	428,171
Shareholder services and promotion	213,203	143,046	267,921
Stock-based compensation (Note 9)	66,681	–	–
Loss Before the Following	1,880,408	2,147,236	2,627,243
Interest and other income	(11,205)	(986)	(72,560)
Gain on disposal of investment	(6,768)	–	(15,463)
Limestone sale	(100,000)	(250,000)	–
Gain on cancellation of debt (Note 7)	(194,000)	–	–
	(311,973)	(250,986)	(88,023)
Loss Before Income Taxes	1,568,435	1,896,250	2,539,220
Future income tax recovery (Note 12)	(1,011,000)	(86,300)	(359,825)
Net Loss for Year	557,435	1,809,950	2,179,395
Deficit, Beginning of Year, As Previously Stated	(25,855,949)	(24,045,999)	(13,528,173)
Adjustment for Change in Accounting Policy (Note 3)	–	–	(8,338,431)
Deficit, Beginning of Year, As Restated	(25,855,949)	(24,045,999)	(21,866,604)
Deficit, End of Year	$(26,413,384)	$(25,855,949)	$(24,045,999)
Loss Per Share
Basic and diluted (Note 13)	$(0.01)	$(0.05)	$(0.06)

  CONSOLIDATED STATEMENTS OF CASH FLOWS

  F O R    T H E    Y E A R S    E N D E D   D E C E M B E R    3 1

	2003	2002	2001
Cash Flows from Operating Activities
Cash received from customers	$–	$269,004	$–
Cash paid to suppliers	(1,491,817)	(637,952)	(1,872,161)
Cash paid to employees	(921,277)	(782,086)	(805,464)
Interest income received	2,358	714	90,265
Interest paid	(45,921)	(22,218)	(3,247)
	(2,456,657)	(1,172,538)	(2,590,607)
Cash Flows from Financing Activities
Issuance of common shares for cash	4,623,601	911,705	72,500
Share issuance costs	(163,590)	–	–
	4,460,011	911,705	72,500
Cash Flows from Investing Activities
Proceeds on disposal of investment	26,768	–	31,392
Proceeds on disposal of capital assets	800	18,000	–
Purchase of capital assets	(29,442)	(99)	(84,286)
Mineral exploration costs	(230,970)	–	–
	(232,844)	17,901	(52,894)
Increase (Decrease) in Cash	1,770,510	(242,932)	(2,571,001)
Cash at Beginning of Year	47,782	290,714	2,861,715
Cash at End of Year	$1,818,292	$47,782	$290,714

  NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

  F O R    T H E    Y E A R S    E N D E D    D E C E M B E R    3 1 ,    2 0 0 3 ,    2 0 0 2    A N D    2 0 0 1

  1 . N AT U R E    O F    O P E R AT I O N S    A N D    G O I N G - C O N C E R N    C O N S I D E R AT I O N S

  Birch Mountain Resources Ltd. (the “Company”) is in the process of exploring its mineral leases and permits and has not yet determined whether they contain economically recoverable reserves. However, on February 2, 2004, the Company released an independent technical report which indicates the potential for a limestone quarry in the Fort McMurray area.

  These financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles on a going-concern basis. This presumes funds will be available to finance ongoing exploration, operations and capital expenditures and permit the realization of assets and the payment of liabilities in the normal course of operations for the foreseeable future. The Company has incurred a net loss of $557,435 during the year ended December 31, 2003 (2002–$1,809,950; 2001–$2,179,395) and as at December 31, 2003, has an accumulated deficit of $26,413,384.

  The Company is obligated to incur certain levels of expenditures to maintain its rights to continue exploration of certain mineral leases and permits. The Company’s ability to continue as a going-concern is largely dependent on its success in obtaining sufficient funds to carry out exploration activities on its mineral claims, preserving its interest in the underlying minerals, establishing the existence of economically recoverable mineral reserves, achieving successful results from its research efforts and obtaining the financing to complete the development and achieve future profitable production or, alternatively, on the Company’s ability to dispose of its interests on an advantageous basis.

  In the past, the Company has been successful in raising funds in the equity market for exploration, research and operating activities, but there is no assurance that it will be able to do so in the future. If future financing efforts do not meet with success, there is substantial doubt about the ability of the Company to continue as a going-concern as it would likely have to dispose of its assets on a less than advantageous basis.

  These financial statements do not give effect to any adjustments which might be necessary if the Company is unable to continue its operations as a going-concern.

  2 . S I G N I F I C A N T A C C O U N T I N G P O L I C I E S
  The consolidated financial statements are expressed in Canadian dollars and are prepared in accordance with accounting principles generally accepted in Canada. These financial statements include the accounts of the Company and its wholly owned subsidiaries, Dawson Bay Minerals Inc., and Rockyview Development Limited and its subsidiaries. Rockyview Development Limited and its subsidiaries have been inactive since 1998. Dawson Bay Minerals Inc. has been inactive throughout 2003.

  a . C a s h a n d C a s h E q u i v a l e n t s
  Cash and cash equivalents include balances with banks and short-term investments with maturities of three months or less.

  b . I n v e s t m e n t s
  The investment in marketable securities is recorded at the lower of cost or quoted market value. If market value is less than cost, the unrealized loss is charged to income.

  c . P r o p e r t y, P l a n t a n d E q u i p m e n t
  Capital assets are recorded at cost. Amortization is provided using methods and rates intended to amortize the cost of assets over their estimated useful lives.

	Method	Annual Rate
Equipment	Declining balance	20% -30%
Computer	Declining balance	30% -100%
Leasehold improvements	Straight line	20%

  d .  M i n e r a l    E x p l o r a t i o n    C o s t s
     During the quarter ended March 31, 2001, the Company adopted the requirements of Accounting Guideline 11, Enterprises in the Development Stage. Pursuant to the adoption of this Guideline, beginning January 1, 2001, the Company expenses mineral exploration costs unless the deferral criteria are met and it is probable that they will be recoverable from the future operations of the related project. During 2003, the Company began capitalizing expenditures related to the exploration and testing of a limestone property as management is of the opinion that it is probable these costs will be recovered from future operations.

  Prior to 2001, the Company capitalized all of the exploration costs incurred on its mineral properties if exploration was continuing on the property, on the basis that sufficient exploration had not occurred to assess whether the deferred costs would be recovered from a geological resource or reserve.

  Leases and permits acquired under option or joint venture agreements, whereby payments are made at the sole discretion of the Company, are recorded in the accounts at the time of payment.

  e . F u t u r e    I n c o m e     Ta x e s
  The Company follows the asset and liability method of accounting for income taxes. Under this method, future income tax assets and liabilities are recorded based on temporary differences between the carrying amount of balance sheet items and their corresponding tax bases. In addition, the future benefits of income tax assets, including unused tax losses, are recognized, subject to a valuation allowance, to the extent that it is more likely than not that such future benefits will ultimately be realized. Future income tax assets and liabilities are measured using enacted tax rates and laws expected to apply when the tax liabilities or assets are to be either settled or realized. At the end of each year, future tax assets and future tax liabilities are reassessed, and any changes in the settlement value are reflected in the current year’s income.

  f . F l o w - T h r o u g h     S h a r e s
  Under Canadian income tax legislation, corporations are permitted to issue shares whereby the Company agrees to incur qualifying expenditures, as defined under the Canadian Income Tax Act, and renounce the related income tax deductions to the investors. The tax benefits renounced are reflected as a future tax liability and deducted from the proceeds of share capital.

  g . R e s e a r c h     C o s t s
  The Company is actively engaged in researching new mineral technology applications. Costs associated with such projects, including patent application costs, are expensed in the period they are incurred.

  h . S t o c k - B a s e d     C o m p e n s a t i o n
  Effective January 1, 2003, the Company adopted the fair-value method of accounting for stock-based payments. Prior to 2003, the Company had chosen to account for employee stock-based compensation plans using the intrinsic-value method. Pro forma net income and earnings per share have been provided as if the fair-value accounting method had been used since January 1, 2001 (see Note 9).

  i . P e r     S h a r e    A m o u n t s
  Loss per share amounts are computed using the weighted-average number of common shares outstanding during the year. Diluted loss per share is calculated based on the treasury stock method, which assumes that any proceeds obtained on the exercise of options and warrants would be used to purchase common shares at the average trading price during the period.

  j . F o r e i g n      C u r r e n c y     Tr a n s l a t i o n
  Transaction amounts denominated in foreign currencies are translated into their Canadian dollar equivalents at exchange rates prevailing at the transaction dates. Carrying values of monetary assets and liabilities reflect the exchange rates at the balance sheet date. Translation gains and losses are included in current earnings.

  k . U s e     o f    E s t i m a t e s
  The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant areas requiring the use of management estimates include estimates related to the determination of impairment of mineral exploration costs, reclamation obligations and determination of qualifying renouncements and the weighted-average assumptions used in calculating stock option compensation expense. These estimates are reviewed periodically and, as adjustments become necessary, they are reported in earnings in the periods in which they become known.

  3 . C H A N G E     I N     A C C O U N T I N G     P O L I C I E S

  a . S t o c k - B a s e d    C o m p e n s a t i o n
  Effective January 1, 2002, the Company adopted CICA Handbook 3870, Stock-Based Compensation and Other Stock-Based Payment, which established standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services. The standard permitted the Company to continue its existing policy that no compensation cost is recorded on the grant of stock options to employees. Consideration paid by employees on the exercise of stock options was recorded as share capital. However, Handbook 3870 required additional disclosures for options granted to employees, including disclosure of pro forma earnings and pro-forma earnings per share as if the fair-value-based accounting method had been used to account for employee stock options.

  In 2003, the Company prospectively early-adopted the new recommendations of CICA Handbook 3870, Stock-Based Compensation and Other Stock-Based Payments. The impact of the adoption of this standard for the year ended December 31, 2003, resulted in additional compensation expense of $66,681 and additional mineral exploration costs of $1,231. For options issued prior to January 1, 2003, the Company had chosen to account for the employee stock-based compensation plans using the intrinsic-value method as allowed by the Canadian standard adopted on January 1, 2002. As required by the transitional provisions for the standard, pro forma net income and earnings per share information has been provided as if the fair-value accounting method had been used since January 1, 2001, for options issued prior to January 1, 2003 (see Note 9).

  b . M i n e r a l E x p l o r a t i o n C o s t s
  In March 2000, the Accounting Standards Board of the Canadian Institute of Chartered Accountants (CICA) issued Accounting Guideline 11, Enterprises in the Development Stage (AcG-11). The Guideline was effective for fiscal periods beginning on or after April 1, 2000. Under AcG-11, all deferred resource property expenditures are reviewed, on a property-by-property basis, to assess their recoverability. When the carrying value of a property exceeds its net recoverable amount (net recoverable amounts are estimated by quantifiable evidence of an economic geological resource or reserve, joint venture expenditure commitment or the Company’s assessment of a property’s realizable value), a provision is made for the impairment in value. Prior to the adoption of this guideline, mineral leases and permits were recorded at cost. Cost included cash consideration and the market value of shares issued, if any. All direct and indirect acquisition and exploration expenditures were capitalized and deferred until the leases and permits to which they related were placed into production, sold, allowed to lapse or abandoned.

  These costs were to be amortized over the estimated useful lives of the leases and permits following the start-up of production, or written off if the leases and permits were sold, allowed to lapse or abandoned. The Company assessed the carrying value of these mineral exploration costs annually and then, based on estimates, adjusted the carrying amount for any impairments in value or surrender of permits or leases. The net costs related to abandonment or impairment were charged to earnings.

  The Company was aware that there were differing views of how AcG-11 could affect mining companies with respect to deferred mineral exploration costs. Although the Company had, and still continues to hold, sizeable land areas under mineral exploration leases and permits, it adopted AcG-11 and, in the absence of quantifiable evidence of a geological resource or reserve, wrote off its deferred mineral exploration costs. The Company has accounted for this change in accounting policy on a retroactive basis as a cumulative adjustment to increase the opening deficit and reduce the carrying value of mineral exploration costs at January 1, 2001, by $8,338,431. Prior periods were not restated.

  In March 2002, subsequent to the adoption of the accounting policy, the CICA Emerging Issues Committee published Accounting by Mining Enterprises for Exploration Costs (EIC-126) as additional guidance on this matter. Among other things, EIC-126 concluded that a mining enterprise that has not established mineral reserves objectively and, therefore, has no basis for preparing a projection of the estimated future net cash flow from the property, is not precluded from capitalizing exploration costs, nor is it obliged to conclude that the capitalized costs have been impaired.

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

  4 . I N V E S T M E N T S

  During 2001, the Company entered into an agreement with Shear Minerals Ltd. (Shear) and Marum Resources Inc. (Marum). Under the terms of the agreement, the Company received 50,000 common shares of Shear and 100,000 common shares of Marum, having a total market value of $20,000 upon receipt. These shares were sold in the current year for net proceeds of $26,768.

5 . P R O P E R T Y, P L A N T A N D E Q U I P M E N T
			2003			2002
		Accumulated	Net Book		Accumulated	Net Book
	Cost	Amortization	Value	Cost	Amortization	Value
Equipment	$270,454	$185,179	$85,275	$271,568	$166,429	$105,139
Computer	256,390	200,491	55,899	227,482	190,437	37,045
Leasehold improvements	30,543	13,235	17,308	30,009	9,041	20,968
	$557,387	$398,905	$158,482	$529,059	$365,907	$163,152

  6 . M I N E R A L    E X P L O R AT I O N    C O S T S
  a . A l b e r t a

  A t h a b a s c a    R e g i o n The Company holds a significant number of mineral rights in the Athabasca and Birch Mountain Regions of Northern Alberta.

  The Company is party to Co-Development Agreements with Syncrude Canada Ltd., Suncor Energy Inc., Albian Sands Energy Inc. and Canadian Natural Resources Limited. The agreements provide for co-operative planning in the development of the lands and data sharing by bringing together the holder of the oil sands rights and the holder of the metallic and industrial mineral rights.

  At December 31, 2003, the Company’s mineral property in the Athabasca region consisted of 40 permits and 30 leases with one permit-to-lease conversion in progress for a total area of 279,351 hectares.

  During 2003, seven permits reached the end of their ten-year period. Of these, four were allowed to expire. Applications to convert portions of the remaining three permits were made. The Athabasca property was reduced by approximately 52,727 hectares as a result of these activities.

  Based on leased area, annual lease payments will be approximately $181,690 (2002–$172,000), with another $6,300 when the conversion in progress is completed. Under a 2002 agreement, Suncor Energy Inc. has agreed to pay $39,000 of these lease rentals, covering six mineral leases, until 2014.

  In April 2002, the Company filed its assessment report for $5.15 million of expenditures comprising direct spending by the Company as well as significant costs incurred by other parties involved with the Company as a result of Co-Development Agreements. Also during the year, certain permits were allowed to lapse, thereby reducing the Company’s Athabasca mineral property by approximately 348,000 hectares, leaving the Company’s land position in this region at 326,000 hectares (806,000 acres) at December 31, 2002.

  In 2002, the Company established an Industrial Minerals Division to take advantage of potential business opportunities arising from the Company’s ownership of the rights to mine and market limestone from its Athabasca mineral leases. In September 2002, the Company announced a sale of limestone to Suncor Energy Ltd. for $250,000. In September 2003, the Company signed an agreement to sell a minimum of $100,000 worth of limestone to Syncrude Canada Ltd. within Syncrude’s Auroral mine. Over the past year and a half, the Company has completed a drilling program and geological appraisal of a potential limestone quarry and issued an independent technical report in February 2004 conforming to National Instrument 43-101 on a preliminary assessment of the limestone project.

  In December 2002, the Company acquired a 100% undivided interest in a mineral lease located near the proposed limestone quarry in exchange for a Limestone Royalty of $0.15 per tonne of limestone sold from the proposed quarry.

  B i r c h    M o u n t a i n s    R e g i o n    At December 31, 2003, the Company’s mineral property in the Birch Mountains region was comprised of 10 permits covering 92,160 hectares (227,731 acres). Diamond-bearing kimberlite intrusive rocks are the principal exploration target on this property, but the Company has also conducted some preliminary precious metal exploration in this region as well.

  The assessment filed in April 2002 was applied to the permits in the Birch Mountains region.

  b . M a n i t o b a
  Dawson Bay Minerals Inc., a wholly owned subsidiary of Birch Mountain Resources Ltd. conducted exploration activity in Manitoba in the Dawson Bay area.

  During 2002, the Company let the remaining exploration permit covering 9,784 hectares (21,177 acres) lapse and has no mineral interest in Manitoba.

  c . To t a l   M i n e r a l   E x p l o r a t i o n   C o s t s   o v e r   t h e   Y e a r s   C o n s i s t  o f   t h e    F o l l o w i n g

		2003	2002	2001
	Expensed	Capitalized	Expensed	Expensed
Administration	$65,797	$5,473	$66,941	$6414
Assay and geological	20,429	–	9,138	56,091
Consulting	175,227	212,325	–	–
Land lease and permit	146,327	3,210	117,778	171,250
Materials, services and drilling	2,835	–	300,381	177,744
Rental	998	–	45,172	81,228
Salaries	315,925	105,166	421,419	342,915
Travel and accommodations	16,847	9,962	15,476	105,888
	$744,385	$336,136	$976,305	$941,530

  7 . A C C O U N T S    P AY A B L E

  Included in accounts payable is $Nil (2002–$67,083) of loans payable. These loans were unsecured, due on demand and bore interest at an average rate of 7%.

  The Company has cancelled an accrued payable in the amount of $194,000 relating to the estimated cost of discontinuing the Indonesian operations in 1998.

  8 . S H A R E    C A P I TA L

  The Company is incorporated under the jurisdiction of the Business Corporations Act of Alberta.

  a . A u t h o r i z e d C a p i t a l

  Unlimited number of common voting shares

  Unlimited number of preferred shares issuable in series
  Unlimited number of non-voting shares

  b . C o m m o n    S h a r e s

	Number	Amount
Balance December 31, 2001	33,647,122	$24,346,505
Issued for cash
Private placement	2,397,277	716,205
Flow-through shares	842,000	210,500
Tax benefits renounced on flow-through shares	–	(86,300)
Balance December 31, 2002	36,886,399	$25,186,910
Issued for cash
Issued on exercise of options	215,000	65,500
Private placements	7,229,686	2,013,600
Flow-through shares	6,118,000	2,529,500
Tax benefits renounced on flow-through shares	–	(1,011,000)
Share issuance costs	–	(185,636)
Balance December 31, 2003	50,449,085	$28,598,874

  In January 2003, the Company completed a private placement of 465,712 units at $0.25 per unit. Of these, 248,000 units were flow-through. All units consisted of one common share and one non-transferable share purchase warrant entitling the holder to purchase an additional common share for $0.50 for a period of 18 months after closing.

  In May 2003, the Company completed a private placement of 4,758,410 units at $0.25 per unit. Of these, 1,870,000 units were flow-through. All units consisted of one common share and one non-transferable share purchase warrant entitling the holder to purchase an additional common share for $0.50 for a period of 16 months after closing.

  In August, October and November 2003, the Company completed three additional private placements totalling 4,123,564 units at $0.30 per unit. Each unit consisted of one common share plus one-half of one non-transferable common share purchase warrant entitling the holder to purchase an additional common share for $0.50 for a period of 12 months after closing.

  In December 2003, the Company completed a private placement of 4,000,000 units issued on a flow-through basis at a price of $0.50 per unit.

  At December 31, 2003, the Company had renounced all of its flow-through commitments and incurred $578,407 of expenditures. The balance of $1,951,093 of qualifying expenditures will be incurred subsequent to the year-end.

  In December 2002, the Company completed a private placement of 2,071,910 units at $0.25 per unit. Of these, 842,000 units were flow-through. All units consisted of one common share and one non-transferable share purchase warrant entitling the holder to purchase an additional common share for $0.75 for a period of 16 months after closing. These warrants were subsequently re-priced to $0.50 per share and extended to June 21, 2004.

  In June and July 2002, the Company completed two additional private placements of 1,167,367 units at $0.35 per unit. Each unit consisted of one common share plus one non-transferable share purchase warrant entitling the holder to purchase an additional common share for $1.00 for a period of 12 months after closing. These warrants were subsequently re-priced to $0.50 per share and extended to July 19, 2004.

  At December 31, 2002, the Company had renounced all of its flow-through commitments and incurred $75,634 of expenditures. The balance of $134,866 of qualifying expenditures were incurred in 2003.

  During 2001, the Company entered into an agreement with AuRIC Precious Metals Inc. (AuRIC) to purchase rights to a customized fire assay protocol developed by AuRIC. The contract includes provisions for independent third-party verification tests using a double-blind chain-of-custody test protocol, the costs of which are to be borne by the Company. When the Company is satisfied that AuRIC has met all of the conditions of the agreement, the Company has agreed to purchase the assay protocol from AuRIC for consideration of US$400,000 plus 640,000 common shares of the Company, 400,000 that will be free trading, and the issuance of which must comply with the applicable laws in Canada and the United States. Independent verification tests conducted to date are inconclusive.

  c . P r e f e r r e d    S h a r e s

  An unlimited number of preferred shares may be issued in one or more series, and the directors are authorized to fix the number of shares in each series and to determine the designation, rights, privileges and conditions attached to the shares of each series.

  d . R e s e r v e d    f o r    I s s u e

  O p t i o n s The Company has two stock option plans. The original plan was established in 1994 to grant options to directors, officers, employees and consultants of the Company. The plan is administered by the Compensation Committee of the Board of Directors and contains provisions stating that the option period may not exceed five years and that the number of common shares issuable on exercise of outstanding stock options may not exceed 10% of the issued and outstanding common shares.

  In March 2002, the Board of Directors approved a new stock option plan (“2002 Plan”) which was approved by the shareholders at the June 2002 annual general and special meeting. The purpose of the 2002 Plan is to offer persons who provided services to the Company, whether directors, officers, consultants or employees, an opportunity to obtain a proprietary interest in the Company through the purchase of common shares and to aid in attracting, retaining and encouraging the continued involvement of such persons with the Company. The number of common shares reserved for issuance pursuant to the exercise of all options under this plan may not exceed 3,735,211. The plan is administered by the Board of Directors who determine to whom options shall be granted including the terms, pricing and vesting of the grants.

  The Company has granted options on common shares as follows:
			Weighted
	Number of	Price	Average	Expiry
	Options	Range ($)	Price ($)	Date
December 31, 2001, outstanding	2,298,750	0.22-1.36	0.77	2002-2006
Granted	2,555,000	0.26-0.34	0.3	2007
Cancelled	(235,000)	0.70-1.36	0.98	2002
December 31, 2002, outstanding	4,618,750	0.22-1.36	0.53	2003-2007
Granted	2,461,900	0.30-0.50	0.32	2004, 2008
Cancelled	(500,000)	0.35-0.90	0.52	2003
Exercised	(215,000)	0.22-0.35	0.3	2003
December 31, 2003, outstanding	6,365,650	0.22-1.36	0.51	2004-2008

  The following summarizes information about stock options outstanding as at December 31, 2003, under both plans:

	Number	Expiry	Exercisable at	Option
	of Shares	Date	Dec. 31, 2003	Price ($)
Original Plan	30,000	July 2004	30,000	1.25
	54,400	Sept. 2004	54,400	0.50
	635,000	Nov. 2004	635,000	1.36
	200,000	Dec. 2004	200,000	0.50
	408,750	Jan. 2006	408,750	0.60
	275,000	April 2006	275,000	0.65
	1,140,000	March 2007	1,140,000	0.26
	2,743,150		2,743,150	0.64
2002 Plan	1,415,000	April 2007	1,415,000	0.34
	2,207,500	Oct. 2008	551,875	0.30
	3,622,500		1,966,875	0.33
Both Plans	6,365,650		4,710,025	0.51

  W a r r a n t s   In relation to private placements, the Company has the following warrants outstanding:
			Weighted
	Number of	Price	Average	Expiry
	Warrants	Range ($)	Price ($)	Date
December 31, 2002, outstanding (re-priced)	3,239,277	0.50	0.50	2003-2004
Issued	7,540,304	0.50	0.50	2004
December 31, 2003, outstanding	10,779,581	0.50	0.50	2004

  The Company extended to 2004 the expiry date of warrants that were scheduled to expire in 2003. All of the outstanding warrants as at December 31, 2002, were re-priced from a range of $0.75–$1.00 per warrant to $0.50 per warrant.

  Subsequent to year-end, 659,400 warrants were exercised and a corresponding number of common shares were issued at $0.50 each for a total consideration of $329,700.

  9 . S T O C K - B A S E D    C O M P E N S AT I O N
  a . E m p l o y e e s ,    D i r e c t o r s    a n d    O f f i c e r s
  In 2003, the total stock-based compensation recognized under the fair value method was $266,723 using the Black-Scholes option-pricing model. The options will be amortized over an 18-month period which is the vesting period of the options. The stock-based compensation expense for the year was $66,681, leaving an unamortized balance of $200,042.

  Had the fair-value method been used since January 1, 2001, the Company’s net earnings and net earnings per share would have been as follows:

	2003	2002	2001
Pro forma earnings (loss)	(557,435)	(2,079,950)	(2,274,456)
Loss per share, basic	(0.01)	(0.06)	(0.07)

  The fair value of each option was estimated on the date of grant using the Black-Scholes option pricing model  with the following weighted-average assumptions:

	2003	2002	2001
Expected life	3 years	5 years	5 years
Risk-free interest rate	3.90%	4.50%	5.00%
Expected volatility	65%	35%	12%
Annual dividends	Nil	Nil	Nil

  b . A d v i s o r s

  The total stock-based compensation recognized under the fair-value method was $26,967 using the Black-Scholes option-pricing model with the assumptions noted below. The options will be amortized over a 16-month period, which is the vesting period of the options. Of the amounts recognized, $22,045 has been reflected as share issuance costs and $1,231 as mineral exploration costs, with the offsetting credit to contributed surplus and leaving an amortized balance of $3,691.

  The weighted-average assumptions used to estimate the fair value of each of the options granted during the period were as follows:

2003
Expected life	1 to 3 years
Risk-free interest rate range	3.6%-3.9%
Expected volatility	65%
Annual dividends	Nil

  Option pricing models require the input of highly subjective assumptions, including the expected price volatility. Change in the subjective input assumptions can materially affect the fair-value estimate, and therefore the existing models do not necessarily provide a reliable single measure of the fair value of the Company’s stock options.

  1 0 . C O N T I N U I N G    O B L I G AT I O N S

  The Company rents premises and equipment under operating leases expiring during the next four years requiring annual payments as follows:

2004	250,000
2005	239,000
2006	214,000
2007	54,000

  11 . R E L AT E D - P A R T Y T R A N S A C T I O N S

  The Company had the following transactions with related parties:

    Included in shareholder services and promotion are amounts of $1,469 (2002–$9,888; 2001–$8,288) paid to a company controlled by the spouse of a director.

    Included in professional fees is $26,327 (2002–$46,614; 2001–Nil) of consulting and legal fees paid to a company owned by an officer.

    Included in professional fees is $77,254 (2002–$61,664; 2001–$156,050) of legal fees paid to firms in which officers are partners.

    Included in accounts payable is $24,953 (2002–$68,763; 2001–$2,304) relating to these transactions.

  These transactions were in the normal course of operations and were measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

  12 . I N C O M E    T A X E S

  Future income tax assets consist of the following temporary differences:

	2003	2002	2001
Mineral exploration costs	$4,984,788	$5,838,957	$5,355,105
Capital assets	90,770	101,291	172,156
Scientific research and experimental development expenditures unclaimed	79,438	86,806	89,157
Non-capital loss carry forwards	436,552	987,185	869,553
Share issuance costs and other	54,692	12,519	21,843
Valuation allowance	(5,646,240)	(7,026,758)	(6,507,814)
Future tax assets (net of valuation allowance)	–	–	–

  At December 31, 2003, the Company has the following deductions available:

    Canadian mining exploration costs and undepreciated capital cost allowance of $16,054,000 (2002–$14,600,000; 2001–$13,352,000), which may be carried forward indefinitely;

    Scientific research and experimental development costs of $211,000, which may be carried forward indefinitely; and

    Non-capital loss carry forwards of approximately $1,163,000 that, if unused, will expire as follows:

2004	$107,000
2005	132,000
2006	185,000
2007	–
2008	719,000
2009	$20,000

  In addition to the above, the Company has the following deductions available, which have not been reflected in the financial statements:

    Capital losses of $3,500,000, which may be carried forward indefinitely; and

    Investment tax credits of $38,000 available for carry forward to 2005.

  The income tax recovery differs from the amount that would be expected by applying the current tax rates for the following reasons:

	2003	2002	2001
Loss before taxes	$1,568,435	$1,896,250	$2,539,220
Expected tax recovery at 40.8% (2002㫁.0%; 2001㫂.1%)	639,921	777,462	1,069,266
Resource allowance	(205,591)	(55,971)	(64,780)
Share issue costs	20,989	8,749	9,093
Non-deductible expenses for tax and other	(36,613)	(3,587)	(25,007)
Impact of changes to future income tax rates	(788,224)	–	–
Valuation allowance	1,380,518	(640,353)	(628,747)
Future income tax recovery	$1,011,000	$86,300	$359,825

  1 3 . P E R    S H A R E    A M O U N T S

  Basic loss per share is calculated using the weighted-average number of shares outstanding for the year. For the purposes of the calculations, the weighted-average number of shares outstanding was 41,147,226 (2002–34,323,673; 2001–34,193,622).

  1 4 . S E G M E N T E D    I N F O R M AT I O N

  The Company’s principal business segment is the acquisition and exploration of mineral leases and permits. The Company also engages in research of mineral technology and in 2002 established an Industrial Mineral Division to pursue the development of its limestone property. The Company’s activities are focused on Western Canada.

	Mineral	Mineral	Industrial
	Exploration	Technology	Minerals	Corporate	Total
2003
Revenue	$–	$–	$100,000	$211,973	$311,973
Expense	273,194	11,150	471,191	1,124,873	1,880,408
Loss	(273,194)	(11,150)	(371,191)	(912,900)	(1,568,435)
Assets	$39,510	$–	$364,892	$2,019,831	$2,424,233
2002
Revenue	$–	$–	$250,000	$986	$250,986
Expense	863,845	42,514	112,460	1,128,417	2,147,236
Loss	(863,845)	(42,514)	137,540	(1,127,431)	(1,896,250)
Assets	$81,600	$–	$–	$183,492	$265,092
2001
Revenue	$–	$–	$–	$88,023	$88,023
Expense	941,530	128,068	–	1,557,645	2,627,243
Loss	(941,530)	(128,068)	–	(1,469,622)	(2,539,220)
Assets	$56,459	$82,872	$–	$470,276	$609,607

  1 5 . F I N A N C I A L I N S T R U M E N T S

  The Company, as part of its operations, carries a number of financial instruments. It is management’s opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments except as otherwise disclosed.

  F a i r    V a l u e s The carrying amount of cash and cash equivalents, accounts receivable and accounts payable approximates their fair value because of the short-term maturities of these items.

  F o r e i g n    C u r r e n c y    R i s k The Company enters into transactions to purchase goods and services denominated in United States currency for which the related expenses and accounts payable balances are subject to exchange rate fluctuations. The transactions and balances have been stated in Canadian dollars in accordance with the Company’s foreign currency translation policy (Note 2). As at year-end, the following items were denominated in United States currency and have been converted into Canadian currency at the standard exchange rate in effect at year-end.

	2003	2002
Cash (CAD$)	$29,966	$(1,071)
Accounts payable (CAD$)	$1,382	$89,561

  1 6 . M AT E R I A L    D I F F E R E N C E S    B E T W E E N    C A N A D I A N A N D    U N I T E D    S TAT E S    G E N E R A L LY    A C C E P T E D    A C C O U N T I N G    P R I N C I P L E S

  The consolidated financial statements of the Company have been prepared in accordance with generally accepted accounting principles (GAAP) in Canada. Significant differences between GAAP in Canada and the United States that would have an effect on these consolidated financial statements are as follows:

a.

  The balance of any unspent funds raised under a flow-through arrangement is considered restricted cash under U.S. GAAP and would require separate disclosure on the balance sheet. In addition, such restricted amounts would not be considered cash and cash equivalents for cash flow reporting purposes. The amount of such restricted cash applicable to future flow-through expenditures included in the balance sheet was $1,951,093 (2002–$134,866; 2001–$75,000).

b.

  Mineral exploration costs are accounted for in accordance with Canadian GAAP as discussed in Note 2. For U.S. GAAP purposes, the Company expenses exploration costs relating to unproven mineral leases and permits as incurred as well as acquisition costs for leases and permits that do not provide for unrestricted exploration. Any writedown of capitalized exploration costs would be considered an operating expense and included in the determination of operating loss for the period in which the writedown occurred. With the adoption of the policy for accounting for mineral exploration costs described in Note 3, the Company’s treatment of mineral exploration costs is similar to the treatment under U.S. GAAP, resulting in no material differences for 2002 and 2001. For 2003, the capitalization of expenditures under Canadian GAAP would be expensed as operating costs under U.S. GAAP.

  For U.S. GAAP cash flow statement purposes, mineral exploration costs would be shown under operating activities rather than under investing activities.

c.

  Future income taxes, related to flow-through shares for renunciation of qualified resource expenditures, are treated as a cost of issuing those securities for Canadian GAAP. For U.S. GAAP, these costs are included in the future tax provision.

  If these consolidated financial statements were prepared in accordance with U.S. GAAP, the impact on the balance sheets would be as follows:

	2003	2002
Deficit under Canadian GAAP	$26,413,384	$25,855,949
Exploration expenditures capitalized	336,136	–
Future income taxes	2,327,189	1,316,189
Deficit under U.S. GAAP	$29,076,709	$27,172,138

  In addition, the impact on the consolidated statements of loss would be as follows:

	2003	2002	2001
Net loss for the year under Canadian GAAP	$557,435	$1,809,950	$2,179,395
Exploration expenditures	336,136	–	–
Future income taxes	1,011,000	86,300	359,825
Net loss for the year under U.S. GAAP	$1,904,571	$1,896,250	$2,539,220
Loss per share under U.S. GAAP
Basic	$(0.05)	$(0.05)	$(0.08)

  For U.S. GAAP purposes, the Company has adopted APB Opinion No. 25, Accounting for Stock Issued to Employees (APB 25), to account for stock-based compensation to employees and directors using the intrinsic-value method whereby compensation cost is recorded for the excess, if any, of the quoted market price, at the date granted. As at December 31, 2003, no compensation cost has been required to be recorded for any period under this method, as the option price has been equal to the market price on the date of the grant.

  The Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation (SFAS 123), issued in October 1995, requires the use of the fair-value method of accounting for stock options. Under this method, compensation cost is measured at the date of grant based on the fair value of options granted and is recognized over the vesting period. For the years ended December 31, 2002 and 2001, these costs were calculated in accordance with the Black-Scholes option-pricing model assuming no dividends are paid, an annual risk-free interest rate of 4.5% to 5%, an expected volatility of 12% to 35% and an expected life of five years.

  Had the Company adopted SFAS 123 for its U.S. GAAP disclosure, the following net losses would have been reported for 2001 and 2002. For 2003, the fair value of the options, calculated as $66,681, is included in the net loss. The fair value was estimated at the date of grant using the Black-Scholes option-pricing model assuming a risk-free interest rate of 3.9%, an expected life of three years and an expected volatility of 65%.

	2003	2002	2001
Net loss for the year under U.S. GAAP	$1,904,571	$1,896,250	$2,539,220
Pro forma stock compensation	–	270,000	95,061
Pro forma loss for the year under U.S. GAAP	$1,904,571	$2,166,250	$2,634,281
Loss per share under U.S. GAAP
Basic	$(0.05)	$(0.06)	$(0.08)

Birch Mountain Resources Ltd.
Consolidated Balance Sheet
	Unaudited 31-Mar-04	Audited 31-Dec-03
Assets
Current
Cash and cash equivalents	1,131,478	1,818,292
Accounts receivable	84,002	52,221
Prepaids and deposits	75,494	59,102
	1,290,974	1,929,615
Property, plant and equipment	193,353	158,482
Mineral exploration costs (Note 3)	1,151,322	336,136
	2,635,649	2,424,233
Liabilities
Current
Accounts payable	592,676	148,786
Shareholders' equity (deficiency)
Share capital (Note 4)	28,977,808	28,598,874
Contributed surplus (Note 5)	138,148	89,957
Deficit	-27,072,983	-26,413,384
	2,042,973	2,275,447
	2,635,649	2,424,233

Birch Mountain Resources Ltd.
Consolidated Statements of Loss and Deficit
For the three Months Ended March 31, 2004

	3 Months	3 Months
	31-Mar-04	31-Mar-03
Expenses
Amortization	12,654	9,059
Mineral exploration costs	300,314	264,661
Office	38,396	50,305
Professional fees	99,844	2,277
Research costs		2,579
Salaries, management fees and benefits	106,971	120,813
Shareholder services and promotion	60,977	45,316
Stock-based compensation	48,191	-
Loss before the following	667,348	495,011
Interest and other income	-7,749	-2
	-7,749	-2
Loss before income taxes	659,599	495,009
Future income tax recovery		-24,000
Net loss for period	659,599	471,009
Deficit, beginning of period	-26,413,384	-25,855,948
Deficit, end of period	-27,072,983	-26,326,957
Loss per share
Basic and diluted	-0.01	-0.01

Birch Mountain Resources Ltd.
Consolidated Statements of Cash Flows
For the three Months Ended March 31, 2004

	3 Months 31-Mar-04	3 Months 31-Mar-03
Cash flows from operating activities
Cash paid to suppliers	174,841	-35,441
Cash paid to employees	-227,743	-192,166
Interest income received	7,749	2
Interest paid	968	6,655
	-44,185	-220,950
Cash flows from financing activities
Issuance of common shares for cash	399,625	161,928
Short Term Loan		15,000
	399,625	176,928
Cash flows from investing activities
Purchase of capital assets	-47,525
Mineral exploration costs	-994,730
	-1,042,255
Increase (decrease) in cash	-686,814	-44,022
Cash at beginning of year	1,818,292	47,782
Cash at end of year	1,131,478	3,760

Birch Mountain Resources Ltd.
Notes to the Consolidated Financial Statements
For the period ended March 31, 2004

  1.         Nature of operations and going concern considerations

  Birch Mountain Resources Ltd. (the "Company") is in the process of exploring its mineral leases and permits and has not yet determined whether they contain economically recoverable reserves. However, on February 2, 2004, the Company released an independent technical report that indicates the potential for a limestone quarry in the Fort McMurray area.

  These financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles on a going concern basis. This presumes funds will be available to finance ongoing exploration, operations and capital expenditures and permit the realization of assets and the payment of liabilities in the normal course of operations for the foreseeable future. The Company has incurred a net loss of $659,599 for the first quarter and as March 31, 2004 an accumulated deficit of $27 million.

  The Company is obligated to incur certain levels of expenditures to maintain its rights to continue exploration of certain mineral leases and permits. The Company's ability to continue as a going concern is largely dependent on its success in obtaining sufficient funds to carry out exploration activities on its mineral claims, preserving its interest in the underlying minerals, establishing the existence of economically recoverable mineral reserves, achieving successful results from its research efforts and obtaining the financing to complete the development and achieve future profitable production or, alternatively, upon the Company's ability to dispose of its interests on an advantageous basis.

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

  2.         Significant accounting policies

  The consolidated financial statements are expressed in Canadian dollars and are prepared in accordance with accounting principles generally accepted in Canada. The accounting policies followed in preparing these financial statements are those used by the Company as set out in the audited financial statements for the year ended December 31,2003. Certain information and note disclosure normally included in consolidated financial statements prepared in accordance with generally accepted accounting principles are not included. These interim financials statements should be read together with the Company's audited consolidated financial statements for the year ended December 31, 2003.

  In the opinion of management all adjustments considered necessary for fair presentation have been included in these consolidated financial statements.

Birch Mountain Resources Ltd.
Notes to the Consolidated Financial Statements
For the period ended March 31, 2004

  3.        Mineral exploration costs

  In the first quarter of 2004, the Company applied to convert all or portions of 17 exploration permits to 33 mineral leases. Application and lease costs were $282,956"

  Total mineral exploration costs consist of the following:

	31-Mar-04	31-Mar-04	31-Mar-03
	Capitalized	Expensed	Expensed
Administration	25,317	10,227	16,519
Assay and geological	5,038		20,429
Consulting
Land lease and permit	1,568	281,388	2,228
Materials, services and drilling	648,727	377	117,780
Rental	120		394
Salaries	112,449	8,322	99,858
Travel and accommodations	21,968		7,450
	815,186	300,314	264,661
Balance - beginning of period	336,136
Balance - end of period	1,151,332

  4.        Share capital

  The Company is incorporated under the jurisdiction of the Business Corporations Act of Alberta.

  Authorized capital

                                      Unlimited number of common voting shares

                                      Unlimited number of preferred shares issuable in series

                                      Unlimited number of non-voting shares

Common shares
	Number	Amount
Balance December 31, 2003	50,449,085	28,598,874
Issued for cash
Issued on exercise of options	233,750	69,925
Issued on exercise of warrants	659,400	329,700
Share issuance costs		(20,691)
Balance March 31, 2004	51,342,235	28,977,808

Birch Mountain Resources Ltd.
Notes to the Financial Statements
For the period ended March 31, 2004

  4.        Share capital (continued)

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

  In March 2002, the Board of Directors approved a new stock option plan ("2002 Plan") which was approved by the shareholders at the June 2002 annual general and special meeting. The purpose of the 2002 Plan is to afford persons who provided services to the Company, whether directors, officers, consultants or employees, an opportunity to obtain a proprietary interest in the Company through the purchase of common shares and to aid in attracting, retaining and encouraging the continued involvement of such persons with the Company. The number of common shares reserved for issuance pursuant to the exercise of all options under this plan may not exceed 3,735,211. The plan is administered by the Board of Directors who determine to whom options shall be granted including the terms, pricing and vesting of the grants.

  The Company has granted options on common shares as follows:

	Number of Options	Price Range ($)	Weighted Average Price ($)	Expiry Date
December 31, 2003 outstanding	6,365,650	0.22 - 1.36	0.51	2004 - 2008
Exercised	233,750	0.22 - 0.34	0.30
March 31, 2004 outstanding	6,131,900	0.22 - 1.36	0.46	2004 - 2008

Birch Mountain Resources Ltd.
Notes to the Financial Statements
For the period ended March 31, 2004

  4.     Share capital (continued)

  The following summarizes information about stock options outstanding as at March 31, 2004 under both plans:

Number of Shares	Expiry date	Exercisable at March 31, 2004	Option Price ($)
Original Plan
30,000	July 2004	30,000	1.25
635,000	November 2004	635,000	1.36
169,400	December 2004	200,000	0.50
408,750	January 2006	408,750	0.60
275,000	April 2006	275,000	0.65
1,140,000	March 2007	1,140,000	0.26
2,658,150		2,743,150	0.64
2002 Plan
1,305,000	April 2007	1,305,000	0.34
2,168,750	October 2008	551,875	0.30
3,473,750		1,966,875	0.32
Both Plans 6,131,900		4,710,025	0.46

  Warrants

  In relation to private placements, the Company has the following warrants outstanding:

	Number of Warrants	Price Range ($)	Weighted Average Price ($)	Expiry Date
December 31, 2003 outstanding	10,779,581	0.50	0.50	2004
Exercised	659,400	0.50	0.50	2004
March 31, 2004 outstanding	10,120,181	0.50	0.50	2004

  The Company extended the expiry date of warrants that were scheduled to expire in 2003, until 2004.

  5.        Stock-based compensation

  During 2003, stock-based compensation recognized under the fair value method was $266,723 for options to employees directors and officers and $26,967 for options to advisors. These amounts are amortized over their vesting periods and at December 31, 2003, $200,042 and $3,691 were unamortized.

  During the quarter ended March 31, 2004, in accordance with the vesting periods, $44,500 and $3,691 respectively were recorded as stock-based compensation with a corresponding credit to contributed surplus. The remaining unamortized balance of $155,542 will be expensed during the year.

Birch Mountain Resources Ltd.
Notes to the Financial Statements
For the period ended March 31, 2004

  6.        Related-party transactions

  The Company had the following transactions with related parties at March 31, 2004

  Included in shareholder services and promotion are amounts of $5,031 (2003 - $1,469) net of third party expenses paid to a company controlled by the spouse of a director.

  Included in professional fees is $13,271 (2003 - $103) of consulting and legal fees paid to a company owned by an officer.

  Included in professional fees is $33,239 (2003 - $5,971) of legal fees paid to firms in which officers are partners.

  Included in accounts payable is $ 26,094 (2003 - $76,777) relating to these transactions.

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

	Mineral Exploration	Mineral Technology	Industrial Minerals	Corporate	Total
March 2004
Revenue				7,749	7,749
Expense	300,314			367,034	667,348
Loss	(300,314)	-	-	(359,285)	(659,599)
Assets	13,820		1,201,298	1,420,531	2,635,649
March 2003					-
Revenue				2	2
Expense	45,155	2,579	219,509	227,771	495,014
Loss	(45,155)	(2,579)	(219,509)	(227,769)	(495,012)
Assets	67,769			164,950	232,719

Birch Mountain Resources Ltd.
Notes to the Consolidated Financial Statements
For the period ended March 31, 2004

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

(a)

  The balance of any unspent funds raised under a flow-through arrangement is considered restricted cash under U.S. GAAP and would require separate disclosure on the face of the balance sheet. In addition, such restricted amounts would not be considered cash and cash equivalents for cash flow reporting purposes. The amount of such restricted cash applicable to future flow-through expenditures included in the balance sheet was $1,135,907 (December 31, 2003 - $1,951,093).

(b)

  Mineral exploration costs are accounted for in accordance with Canadian GAAP as discussed in Note 2 to the year-end audited financial statements. For U.S. GAAP purposes, the Company expenses exploration costs relating to unproven mineral leases and permits as incurred as well as acquisition costs for leases and permits that do not provide for unrestricted exploration. Any write-down of capitalized exploration costs would be considered an operating expense and included in the determination of operating loss for the period in which the write down occurred. With the adoption of the policy for accounting for mineral exploration costs described in Note 3 to the year end audited financial statements, the Company's treatment of mineral exploration costs was similar to the treatment under U.S. GAAP, resulting in no material differences for 2002 and 2001. For 2003 and onwards, the capitalization of expenditures under Canadian GAAP would be expensed as operating costs under U.S. GAAP.

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

Birch Mountain Resources Ltd.
Notes to the Consolidated Financial Statements
For the period ended March 31, 2004

  9.        Material differences between Canadian and United States generally accepted accounting principles (continued)

  If these consolidated financial statements were prepared in accordance with U.S. GAAP, the impact on the balance sheets would be as follows:

	March 31, 2004	December 31, 2003
Deficit under Canadian GAAP	27,072,983	26,413,384
Exploration expenditures capitalized	1,151,322	336,136
Future income taxes	2,327,189	2,327,189
Deficit under U.S. GAAP	30,551,494	29,076,709

                              In addition, the impact on the consolidated statements of loss would be as follows:

	March31, 2004	March 31, 2003
Net loss for the period under Canadian GAAP	659,599	471,009
Exploration expenditures	815,186	-
Future income taxes	-	24,000
Net loss for the period under U.S. GAAP	1,474,785	495,009
Loss per share under U.S. GAAP
Basic	(0.03)	(0.01)

  For U.S. GAAP purposes, the Company has adopted APB Opinion No.25, Accounting for Stock Issued to Employees (APB 25), to account for stock based compensation to employees and directors using the intrinsic value-based method whereby compensation cost is recorded for the excess, if any, of the quoted market price, at the date granted. As at December 31, 2003, no compensation cost has been required to be recorded for any period under this method, as the option price has been equal to the market price on the date of the grant.

  The Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation (SFAS 123), issued in October 1995, requires the use of the fair value-based method of accounting for stock options. Under this method, compensation cost is measured at the date of grant based on the fair value of options granted and is recognized over the vesting period. These costs were calculated in accordance with the Black-Scholes option pricing model assuming no dividends are paid, annual risk-free interest rate of 4.5% to 5%, and expected volatility of 12% to 35% and an expected life of five years.

  Had the Company adopted SFAS 123 for its U.S. GAAP disclosure, the following net losses would have been reported. Beginning in 2003, the fair value of the options granted is included in the net loss. The fair value was estimated at the date of grant using the Black-Scholes option pricing model assuming a risk-free interest rate of 3.9%, an expected life of three years and expected volatility of 65%. The stock-based compensation included in the net loss at March 31, 2004 was $48,191 (March 31, 2004 - NIL).

	March 31, 2004	March 31, 2003
Net loss for the year under U.S. GAAP	1,426,595	495,009
Pro-forma stock compensation		-
Pro-forma loss for the year under U.S. GAAP	1,426,595	495,009
Loss per share under U.S. GAAP
Basic	(0.03)	(0.01)

  ITEM 19         EXHIBITS

  EXHIBIT NO.

1.1	Articles of Amalgamation (1)

2.1	By-Law No. 1 (1)

2.2	Shareholders Rights Plan Agreement (1)

4.1	Stock Option Plan of the Company dated November 2, 1994 (1)

4.2	Stock Option Plan of the Company dated March 27, 2002 (2)

4.3	Amended 1994 Stock Option Plan of the Company dated May 8, 2003 (2)

4.4	Amended 2002 Stock Option Plan of the Company dated May 8, 2003 (2)

4.5	Stock Option Plan of the Company dated May 7, 2004

4.6	Employment Contract with Douglas J. Rowe (1)

4.7	Finders Fee Agreement between the Company and American Precious Metals Inc. dated June 24, 1999 (1)

11.1	Code of Business Conduct and Ethics

12.1	Certification of Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2	Certification of Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1	Certification of Principal Executive Officer Pursuant to 18 U.S.C. Section 1350, As Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2	Certification of Principal Executive Officer Pursuant to 18 U.S.C. Section 1350, As Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.1	News Release of the Company dated September 27, 2000 (1)

(1)	Previously filed by the Company as part of its Registration Statement on Form 20-F filed on September 29, 2000 (SEC File No. 0-31645)
(2)	Previously filed by the Company as part of its Annual Report on Form 20-F filed on June 30, 2003 (SEC File No. 0-31645)

  SIGNATURES

  The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

BIRCH MOUNTAIN RESOURCES LTD.
Date: June 29, 2004
	By:	/s/ Douglas J. Rowe
Douglas J. Rowe
President and Chief Executive Officer