Form 20-F
BIRCH MOUNTAIN RESOURCES LTD
filed 2005-06-28
CIK 1006224

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F
[ ]	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
[X]	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2004
OR
[ ]	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from to
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

66,306,799 Common Shares

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such report), and (2) has been subject to such filing requirements for the past 90 days.

Yes [x]         No [ ]

Indicated by check mark which financial statement item the registrant has elected to follow.

Item 17 [x]        Item 18 [ ]

TABLE OF CONTENTS

GLOSSARY & ABBREVIATIONS			4
SPECIAL NOTE REGARDING FORWARD LOOKING STATEMENTS			6
REPORTING CURRENCY AND FINANCIAL INFORMATION			6
ITEM 1	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS		7
ITEM 2	OFFER STATISTICS AND EXPECTED TIMETABLE		7
ITEM 3	KEY INFORMATION		7
	A.	Selected Financial Information	7
	B.	Capitalization and Indebtedness	8
	C.	Reasons for the Offer and Use of Proceeds	8
	D.	Risk Factors	8
ITEM 4	INFORMATION ON BIRCH		14
	A.	History and Development of Birch	14
	B.	Business Overview	15
	C.	Organizational Structure	20
	D.	Property, Plants and Equipment	20
ITEM 5	OPERATING AND FINANCIAL REVIEW AND PROSPECTS		28
	A.	Operating Results	29
	B.	Liquidity and Capital Resources	31
	C.	Research and Development, Patent and Licenses	32
	D.	Trend Information	32
	E.	Off-balance Sheet Arrangements	33
	F.	Tabular Disclosure of Contractual Obligations	33
ITEM 6	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES		33
	A.	Directors and Senior Management	33
	B.	Compensation	35
	C.	Board Practices	36
	D.	Employees	37
	E.	Share Ownership	37
ITEM 7	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS		38
	A.	Major Shareholders	38
	B.	Related Party Transactions	38
	C.	Interests of Experts and Counsel	38
ITEM 8	FINANCIAL INFORMATION		38
	A.	Consolidated Statements and Other Financial Information	38
	B.	Significant Changes	39
ITEM 9	THE OFFER AND LISTING		39
	A.	Offer and Listing Details	39
	B.	Plan of Distribution	40
	C.	Markets	40
	D.	Selling Shareholders	40
	E.	Dilution	40
	F.	Expenses of the Issue	40
ITEM 10	ADDITIONAL INFORMATION		40
	A.	Share Capital	40
	B.	Memorandum and Articles of Association	40
	C.	Material Contracts	41
	D.	Exchange Controls	41
	E.	Taxation	43
	F.	Dividends and Paying Agents	47
	G.	Statement by Experts	47
	H.	Documents on Display	47
	I.	Subsidiary Information	48

GLOSSARY & ABBREVIATIONS

Certain terms and their usage used throughout this Form 20-F are defined below.

ABCA	The Business Corporations Act (Alberta).
Aggregate	A granular material composed of gravel or crushed rock and containing less than 50% sand.
Asphalt	A mixture of crushed rock, gravel or sand and bitumen residues from oil and gas refining that is used in paving and roofing applications.
Assay or fire assay	A high-temperature process involving the melting of a rock to determine its precious metal content.
AMEX	The American Stock Exchange.
Basement	The part of the Earth's crust that occurs beneath a cover of sedimentary rocks.
Birch or Company	Birch Mountain Resources Ltd., its predecessors and subsidiaries.
Carbonate	A sedimentary rock composed of minerals containing carbon and oxygen in the form of carbonate (CO3); for example, limestone.
CERI	Canadian Energy Research Institute.
Coke	A solid residue of impure carbon obtained as a residual product of hydrocarbon upgrading or refining.
Cretaceous	The geological time period between about 135 and 65 million years ago.
Devonian	The geological time period between about 410 and 360 million years ago.
Evaporite	A sedimentary rock containing minerals formed from the evaporation of marine and/or non-marine waters.
Exchange or TSXV	The TSX Venture Exchange Inc. and its predecessors.
Extraction	A chemical or physical process by which a metal or mineral is separated and removed from a host rock.
Fault	A discrete surface separating two rock masses which have moved past one another.
Flue Gas Desulphurization or FGD	A process by which gaseous sulphur compounds, including sulphur (SO2) and sulphur trioxide (SO3) are removed from flue gases produced by burning sulphur-bearing fossil fuels.
Formation or Geological Formation	A body of rock having easily recognizable boundaries and properties that allows it to be identified in the field without resorting to microscopic or chemical analyses.
Grade	The relative quantity of ore-mineral content in a mineralized body, e.g. grams of gold per t of rock or percent of copper.
Glacial Gravels	Surface gravels deposited by glaciers.
Hammerstone Project	An expansion of the initial quarry (the MVQ) and the start-up of a limestone processing plant.
Igneous	A rock that has cooled and solidified from a melt.
Industrial Mineral	A non-metallic mineral or rock that is used for industrial purposes.
Kiln	A large fire-brick lined furnace for making quicklime.
Limestone	A rock predominantly composed of the mineral calcite (calcium carbonate (CaCO3)).
Microparticulate or Microparticle	Composed of particles on the order of 0.1 to 100 micrometres in size.
Mineral	A naturally occurring homogeneous substance having fixed physical properties and chemical composition and a defined crystal form.

Mineral Property	Any form of title or right to explore and/or mine granted by a government pursuant to one or more of: a claim, contract of work, special exploration permit, mineral lease or mineral permit.
Mineral Reserve	That parts of a mineral deposit that could be economically and legally extracted or produced at the time of the reserve determination.
Mineralization

Generically refers to (i) the process of formation of minerals in a specific area or geological formation, or (ii) an occurrence of potentially valuable minerals. The term has no economic implications.

Mineralized Material

A mineralized body that has been delineated by appropriately spaced drilling and/or underground sampling to support a sufficient tonnage and average grade of materials. Such a deposit does not qualify as a reserve until a comprehensive evaluation based upon unit cost, grade, recoveries and other material factors concludes legal and economic feasibility.

MVQ	The initial limestone aggregate quarry called the Muskeg Valley Quarry.
Nanocluster, Nanoparticulate or Nanoparticle	Composed of particles on the order of 0.1 to 100 nanometres in size.
NI 43-101	National Instrument 43-101 prepared by the Canadian Securities Regulators and which governs the public disclosure of mining information in Canada.
NRCB	Natural Resources Conservation Board.
Oil Sands Deposit	A porous body of sand containing liquid hydrocarbons or bitumen.
Prairie Gold Model	An exploration model postulating the origin of microparticulate precious and non-precious metals observed in rocks from the Athabasca region of Alberta and the Dawson Bay area of Manitoba.
Precambrian Era	The major period of geologic time before 570 million years ago.
Precious Metals	A group of unoxidizable metals of relatively high economic value; includes silver, gold, platinum and palladium, amongst others.
Quicklime	Calcium oxide or CaO produced by heating limestone at white heat in a kiln.
RWMB	Regional Municipality of Wood Buffalo.
Sedimentary Rock	A rock originating from the weathering of pre-existing rocks that is deposited in layers on the Earth's surface by air, water or ice.
Structure	The physical arrangement of rock related to its deformation by, for example, faulting.
Tailings	The material removed from the milling circuit after separation of the valuable metals, minerals or in the case of oil sands, bitumen.
Unmetamorphosed

Refers to rocks that have not undergone metamorphism, where metamorphism is the process by which the mineralogy and textures of a rock changes during deep burial or by contact with igneous rocks at high temperature and/or pressure.

US	Refers to the United States of America.

CONVERSION FACTORS:	1 tonne	=	1 t, 1.1023 short tons, 1,000 kilograms or 2,204.6 pounds
	1 Hectare	=	2.4711 Acres
	1 Kilometre	=	0.6214 Miles
	1 Micrometre	=	0.000001 metre
	1 Nanometre	=	0.000000001 metre

SYMBOLS:	$ or Cdn$	=	Canadian dollar
	t	=	Metric tonne
	Kt	=	Kilotonnes (thousands of metric tonnes)
	Km	=	Kilometre

In this Form 20-F, the Company may provide cross-references relevant to the information being provided. These cross-references are provided for ease of reference only and are not meant to be exclusionary to other relevant information in this Form 20-F, which may relate to the disclosure in question.

SPECIAL NOTE REGARDING FORWARD LOOKING STATEMENTS

The information presented in or incorporated by reference in this Form 20-F includes both historical information and "forward-looking statements" (within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) relating to the future results of Birch (including projections and business trends), which involve risks and uncertainties.

Numerous factors could cause actual results to differ materially from those in the forward-looking statements, including without limitation, continuing production by oil sands companies in the Company's market area, development of new competing or replacement technology, lack of market acceptance or insufficient demand, declining commodity prices, specifically the price of oil, inability of the Company to execute the business plan, failure to protect intellectual property, unsuccessful exploration of mineral properties and related activities, unfavourable changes in the regulatory environment including environmental, tax, land tenure or other regulatory regimes, the inability to finance future development and the dependence upon the abilities and continued participation of certain key employees or consultants of Birch. As a result of the foregoing and other factors, no assurance can be given as to future results, levels of activity and achievements.

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

REPORTING CURRENCY AND FINANCIAL INFORMATION

Currency and Exchange Rates

Financial information in this Form 20-F is expressed in Canadian dollars; therefore, unless otherwise noted, references to "Cdn$" or "$" are to Canadian dollars. The following tables sets forth the period-end exchange rate, the average of the period, and the high and low exchange rates in the period, for the Canadian dollar in exchange for United States dollars, based upon the inverse of exchange rates reported by the Federal Reserve Bank of New York at the noon buying rates in New York City for cable transfers payable in Canadian dollars as certified for customs purposes. As of December 31, 2004, the noon rate of exchange, as reported by the Federal Reserve Bank of New York for the conversion of United States dollars into Canadian dollars was US $0.8310 (US $1.00 = CDN $1.2034). As of June 15, 2005, the noon rate of exchange, as reported by the Federal Reserve Bank of New York for the conversion of United States dollars into Canadian dollars was US $0.8066 (US $1.00 = CDN $1.2397).

	Three Months Ended March 31,	Twelve Months Ended December 31,
	2005	2004	2003	2002	2001	2000
Rate at End of Period	$0.8269	$0.8310	$0.7727	$0.6344	$0.6672	$0.6672
Average Rate During Period	0.8156	0.7696	0.7163	0.6372	0.6461	0.6733
High Rate During Period	0.8346	0.8493	0.7747	0.6656	0.6714	0.6988
Low Rate During Period	0.7961	0.7158	0.6327	0.6175	0.6227	0.6400

The following table sets forth the period-end exchange rate, the average of the period, and the high and low exchange rates in the period for the Canadian dollar in exchange for United States dollars, for each month during the previous six months, based upon the inverse of exchange rates reported by the Federal Reserve Bank of New York at the noon buying rates in New York city for cable transfers payable in Canadian dollars as certified for customs purposes.

2005	May	April	March	February	January	December
Rate at End of Period	$0.7992	$0.7957	$0.8269	$0.8133	$0.8067	$0.8310
Average Rate During Period	0.7965	0.8092	0.8224	0.8064	0.8165	0.8205
High Rate During Period	0.8082	0.8233	0.8322	0.8134	0.8346	0.8435
Low Rate During Period	0.7872	0.7957	0.8024	0.7961	0.8050	0.8064

ITEM 1         IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

This item is not applicable.

ITEM 2         OFFER STATISTICS AND EXPECTED TIMETABLE

This item is not applicable.

ITEM 3         KEY INFORMATION

A.     Selected Financial Information

The following selected consolidated financial data for the years ended December 31, 2004, 2003, 2002, 2001 and 2000 are derived from the audited consolidated financial statements for the periods indicated and should be read in conjunction therewith. References to the three-month periods ended March 31, 2005 and 2004 are derived from Birch unaudited quarterly reports to shareholders and should be read in conjunction therewith.

Three Months Ended March 31 (unaudited)			Twelve Months Ended December 31 (audited)
	2005	2004	2004	2003	2002	2001	2000
	(in thousands of Canadian dollars, except loss per share in dollars and shares outstanding in thousands)
Canadian GAAP (1)
Revenues	26	8	48	312	251	88	195
Expenses	1,442	537	2,635	1,880	2,147	2,627	3,964
Loss before income taxes	(1,416)	(530)	(2,587)	(1,568)	(1,896)	(2,539)	(3,769)
Net loss for the year	(1,416)	(530)	(1,224)	(557)	(1,810)	(2,179)	(3,531)
Loss per share(2)	(0.02)	(0.01)	(0.02)	(0.01)	(0.05)	(0.06)	(0.11)
Total Assets	9,436	2,636	9,532	2,424	265	610	11,491
Liabilities	578	593	581	149	934	309	385
Shareholders' Equity	8,858	2,043	8,951	2,275	(669)	301	11,106
Total Common Shares outstanding(3)	67,297	51,342	66,307	50,449	36,886	33,647	33,553

US GAAP (4)
Revenues	26	8	48	312	251	88	195
Expenses	1,725	1,482	3,824	1,880	2,147	2,627	4,474
Loss before income taxes	(1,699)	(1,475)	(3,776)	(893)	(1,810)	(2,179)	(4,041)
Net loss for the year	(1,699)	(1,475)	(3,776)	(1,905)	(1,896)	(2,539)	(4,279)
Loss per share(2)	(0.03)	(0.03)	(0.07)	(0.05)	(0.05)	(0.08)	(0.13)
Total Assets	7,628	1,485	8,007	2,088	265	610	3,153
Liabilities	578	593	581	149	934	309	385
Shareholders' Equity	7,050	892	7,426	1,939	(669)	301	2,768
Total Common Shares outstanding(3)	67,297	51,342	66,307	50,449	36,886	33,647	33,553

Notes:
(1)	Refers to Canadian Generally Accepted Accounting Principles.
(2)	The net loss per common share was calculated using the weighted average number of common shares outstanding during the period indicated.
(3)	Based on the number of common shares outstanding at the end of the period indicated. Excludes common shares issuable upon exercise of stock options and any other outstanding convertible securities.
(4)	Refers to US Generally Accepted Accounting Principles.

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

C.     Reasons for the Offer and Use of Proceeds

This item is not applicable.

D.     Risk Factors

Birch is Currently in the Development Stage

Birch is currently in the development stage. There is a risk that operations may have delays, interruptions or increased costs or that operations may not commence at all, due to many factors, including, without limitation:

•	breakdown or failure of equipment or processes;
•	production performance falling below expected levels of output or efficiency;
•	design errors;
•	contractor or operator errors;
•	non-performance by third-party contractors;
•	labour disputes, disruptions or declines in productivity;
•	increases in materials or labour costs;
•	inability to attract sufficient numbers of qualified workers;
•	delays in obtaining, or conditions imposed by, regulatory approvals;
•	changes in the scope of the development or operations;
•	violation of permit requirements;
•	disruption of energy supply; and
•	catastrophic events such as fires, earthquakes, storms or explosions.

The current construction and operations schedules may not proceed as planned, there may be delays and the development of the MVQ and the Hammerstone Project may not be completed on budget. Any such delays will likely increase the costs and may require additional financing, which financing may not be available. Actual costs to construct and develop the MVQ and the Hammerstone Project will vary from the estimates set forth in this Form 20-F and such variances may be significant.

Given the stage of development Birch's initial limestone quarry, called the Muskeg Valley quarry ("MVQ") and the expansion of the quarry and start-up of limestone plant operations, called the Hammerstone Project, various changes may be made prior to completing construction. Based upon current scheduling, the MVQ is not expected to commence operations until mid 2005 and the Hammerstone Project is not expected to start commercial quicklime operations until 2008. The information contained herein, including, without limitation, reserve and economic evaluations, is conditional upon receipt of all regulatory approvals and no material changes being made to the MVQ and the Hammerstone Project.

Reserves and Resource Quantities and Quality are Based on Estimates

There are numerous uncertainties inherent in estimating quantities of reserves and resources, including many factors beyond Birch's control, and no assurance can be given the indicated level of reserves or recovery thereof will be realized. In general, estimates of economically recoverable limestone reserves and the future net cash flow there from are based upon a number of factors and assumptions made as of the date on which the reserve and resource estimates were determined, such as geological and engineering estimates which have inherent uncertainties, the assumed effects of regulation by governmental agencies and estimates of future commodity prices and operating costs, all of which may vary considerably from actual results. All such estimates are, to some degree, uncertain and classifications of reserves are only attempts to define the degree of uncertainty involved. For these reasons, estimates of the economically recoverable limestone, the classification of such reserves based on risk of recovery and estimates of future net revenue expected there from, prepared by different engineers or by the same engineers at different times, may vary substantially.

Estimates with respect to reserves and resources that may be developed and produced in the future are often based upon volumetric calculations and upon analogy to similar types of reserves and/or estimates of future sales, rather than upon actual production history. Estimates based on these methods generally are less reliable than those based on actual production history. Subsequent evaluation of the same reserves based upon production history will result in variations, which may be material, in the estimated reserves.

Reserve and resource estimates may require revision based on actual production experience. Reserve and resource have been determined based upon assumed aggregate and quicklime prices and operating costs. Market price fluctuations of aggregate and quicklime prices may render uneconomic the recovery of certain grades of limestone. Moreover, short-term factors relating to oil sands resources and world oil prices may impair profitability in any particular period.

No assurance can be provided as to the quantity or quality of the limestone to be produced from the quarry.

Birch Has a Lack of Cash Flows and Financing May Not be Available to the Company

Birch is a developing company with insufficient revenue to meet its yearly operating and capital requirements. The Company has historically raised funds necessary to conduct its business primarily through issuance of equity. There is no guarantee the Company will be able to continue to raise funds through additional equity issuances, project debt financing, joint ventures and/or partnering arrangements. Although these are alternatives the Company will investigate, there is no assurance that the Company will receive significant revenues from operations at any time in the near future or that it will have the cash required to become successful or economically viable.

The Company holds large land blocks under metallic and industrial mineral permits, permits in the process of conversion to leases and mineral leases issued by the Government of Alberta. The terms and conditions of mineral permits require a mandated level of exploration expenditures for each two-year period in order to continue to hold the rights to explore the land over the ten-year term of a mineral permit. Mineral leases require an annual rental payment in order to hold the leases in good standing. There is no assurance that the Company will be able to raise additional funds or have sufficient exploration expenditures to be able to hold all the land in good standing beyond the current term. There is no assurance that the Government of Alberta will approve the conversion of permits to leases. The Government of Alberta has recently indicated it may extend the term of permits beyond the current ten-year term; it is unknown whether or not the term extension will apply retroactively to current permit-to-lease conversions.

Competitive Risk May Reduce the Company's Ability to Operate

Birch must develop the mineral deposits and there is no assurance the type or amount of the deposit will produce the economic results expected. Additionally, Birch must negotiate sales arrangements with its customers and prove its products are reliable and suitable for use in the oil sands industry. Although Birch believes that competing aggregates in the Fort McMurray region are limited in both size and quality and, as a result, high market share assumptions have been made, Birch may have to compete with larger companies that have greater assets and financial and human resources than Birch, and which may be able to sustain larger losses than Birch to develop business. Birch and the economic viability of the MVQ and the Hammerstone Project may be negatively impacted if a new source of aggregates is located and developed.

Graymont Western Canada Inc. ("Graymont"), a private quicklime and limestone producing company and competitor to Birch, owns a small number of mineral permits and leases in the vicinity of Birch's Athabasca mineral property. Birch believes these permits and leases are either in an area that is not surface accessible or are in an area that is designated as a recreational and environmental preserve. To Birch's knowledge Graymont has not filed a public disclosure document with Alberta Environment.

Alternate Technologies May Reduce the Demand for the Company's Products

The use of limestone for aggregates and the use of quicklime and limestone as products for the treatment of air emissions and water treatment could be replaced by alternate technologies if the oil sands industry develops or locates more cost effective and efficient methods. The rate of development of new technologies or the impact on the Company's business cannot be determined.

Price Risks May Effect the Marketability of Products Produced and the Company's Financial Results

The mining industry in general is intensely competitive and even if commercial quantities of mineral resources are developed, a profitable market may not exist for the sale of such reserves. Factors beyond the control of the Company may affect the marketability of any product produced. Significant price movements over short periods of time may be affected by numerous factors, including international economic and political trends, expectations of inflation, currency exchange fluctuations (specifically, the Canadian dollar relative to other currencies), interest rates and global or regional consumption patterns, speculative activities and increased production due to improved mining and production methods. The price of industrial minerals and precious metals (if the Company were able to identify an economic precious mineral deposit on its mineral permits or leases) have a significant influence on the market price of the Company's shares and the Company's business activities. The effect of these factors on the price of the Company's products cannot accurately be predicted.

Aggregate pricing in the Fort McMurray region is typically done on a spot or job basis and long-term contracts are uncommon. Future prices and forecasting of revenues is difficult and unknown and future prices are outside the control of the Company. If prices decline the financial results of the Company will be adversely affected.

Customer Dependency May Reduce the Flexibility of the Company to Operate

Birch's Industrial Minerals Division will be reliant on the oil sands industry in the Fort McMurray area for the majority of its revenue. Costs of transportation of aggregate are high relative to its cost of production and will limit the Company's ability to ship the product over longer distances. Risks affecting oil sands companies, including fluctuating oil prices, fluctuations between the US and Canadian dollar, energy costs, labour shortages and capital cost overruns, could have a negative impact on Birch. Should the price of oil decline, there is no guarantee oil sands companies will require the predicted volume of the Company's products.

Personnel Risks May Impact the Company's Ability to Carry Out its Operational Plans

At March 31, 2005, Birch had eleven full time employees and one part time employee working for the Company. The Company relies on various other part time workers, contractors and consultants to assist in executing operations and providing technical guidance. From time to time, Birch also utilizes the services of independent consultants and contractors to perform various specific professional services, particularly in the areas of engineering, environmental assessment, drilling, blasting, crushing, processing, analysis and research. Although Birch believes that its relations with its employees, management, directors, consultants and contractors are satisfactory, there can be no assurance that they will remain with Birch for the immediate or foreseeable future.

Birch may also rely on joint ventures or other business relations with companies its operations and business strategy. The MVQ will initially require an experienced contract operator. There can be no assurance that a contract operator with the required expertise will be available or will be engaged on terms acceptable to Birch.

Birch will be dependent on maintaining its key staff to explore and develop the mineral deposits on the Company's mineral properties. As the Company moves into operations it will be necessary to rely on workers, contractors and consultants in the local area. In northern Alberta, skilled labour shortages are common. There is uncertainty regarding the ability to retain and attract personnel to the project and should the Company not have adequate personnel, the project may not become operational or may not be economically viable.

Finally, Birch is relying upon the good faith, expertise and judgment of the officers and directors of the Company to make appropriate decisions with respect to investments and operations.

Birch May Require Additional Government Operating Permits

In the ordinary course of business, mining companies are required to seek governmental operating permits for expansion of existing operations or for the commencement of new operations.  Obtaining the necessary governmental permits is a complex and time-consuming process involving numerous agencies and often involving public hearings and costly undertakings on the part of the Company.  The duration and success of permitting efforts are contingent upon many variables outside the Company's control.  Environmental protection permitting, including the approval of reclamation plans, may increase costs and cause delays depending on the nature of the activity to be permitted and the interpretation of applicable requirements implemented by the permitting authority.  There can be no assurance that all necessary permits will be obtained and, if obtained, that the costs involved will not exceed those previously estimated by the Company.  It is possible that the costs and delays associated with the compliance with such standards and regulations could become such that the Company could not proceed with the development or operation of the MVQ and the Hammerstone Project.

Title Risks May Result in Title Claims or Disputes

Birch is satisfied that it has good and proper right, title and interest in and to the mineral properties that it intends to develop. However, Birch has not obtained title opinions in respect of the permits, permits in the process of conversion to lease and leases on these mineral properties.

Aboriginal peoples have claimed aboriginal title and rights to a substantial portion of western Canada. Certain aboriginal peoples have filed a claim against the Government of Canada, the Province of Alberta, certain governmental entities and the Regional Municipality of Wood Buffalo ("RMWB") (which includes the City of Fort McMurray, Alberta) claiming, among other things, aboriginal title to large areas of lands surrounding Fort McMurray, including the lands on which the MVQ and the Hammerstone Project and most of the oil sands operations in Alberta are located. Such claims, if successful, could have a significant adverse effect on the oil sands bitumen producers and on Birch, the MVQ and/or the Hammerstone Project.

Regulatory and Environmental Requirements May Impact the Company's Ability to Operate

The Company operates in areas that are subject to governmental provisions regulating exploration and development of mineral resources. Birch may be constrained or forbidden to develop a project in areas of economic mineral deposits or mandated operating guidelines may adversely impact the economic viability of Birch. Additionally, the Company holds metallic and industrial mineral permits, permit-to-lease conversions and leases issued by the Government of Alberta and there are no guarantees the Government will continue to extend land rights under its current practices. Regulatory agencies may impose operating limitations that may adversely affect Birch's revenues and/or the economic viability of a project.

Birch is required by regulation to operate under certain environmental guidelines that are mandated by federal and provincial governments in Canada. Additionally, public expectation of the industry's environmental performance remains high and this continues to translate into new and generally more rigorous environmental policies, legislation and regulations. The interventions of environmental groups or local persons in the area of the MVQ and the Hammerstone Project could impact the Company's ability to operate. The approval of new development in Canada has, for the past two decades, been the subject of detailed review through a clearly established public hearing process.

Abandonment and Reclamation Costs and Regulations May Change

Birch will be responsible for compliance with terms and conditions of environmental and regulatory approvals and all laws and regulations regarding the abandonment of the site and reclamation of its lands at the end of its economic life, which abandonment and reclamation costs may be substantial. A breach of such legislation and/or regulations may result in the imposition of fines and penalties, including an order for cessation of operations at the site until satisfactory remedies are made. Abandonment and reclamation costs are estimates and since they will be a function of regulatory requirements at the time, costs of goods and services at the time and the value of the salvaged equipment may be more or less than the abandonment and reclamation costs. In addition, in the future Birch may determine it prudent or be required by applicable laws or regulations to establish and fund one or more reclamation funds to provide for payment of future abandonment and reclamations costs.

Birch is Subject to Certain Mining Hazards

The business of mining is subject to certain types of risks and hazards, including environmental hazards, and industrial accidents.  Such occurrences could result in damage to, or destruction of, mineral properties or production facilities, personal injury or death, environmental damages, delays in mining, monetary losses and possible legal liability.  Any payments made with regards to such liabilities may have a material adverse effect on Birch's financial position.  The Company carries insurance to protect itself against certain risks of mining and processing to the extent that it is economically feasible but which may not provide adequate.

Independent Reviews Provide No Assurance of Future Results

Although third parties have prepared reviews, reports and projections relating to the viability and expected performance of the MVQ and the Hammerstone Project, it cannot be assured that these reports, reviews and projections and the assumptions on which they are based will, over time, provide to be accurate.

There is a Possibility of Dilution to Present and Prospective Shareholders

Any transaction involving the issuance of additional shares of securities may result in dilution, possibly substantial, to present and prospective holders of common shares.

Stock Exchange Rules May Reduce the Liquidity of the Company's Shares

Based on the past experience of the Company with respect to the TSXV, there is a risk that the Company's common shares may be halted or suspended from trading on the TSXV. On the basis of statements made by the Company, trading of the Company's common shares was halted by the TSXV on June 16, 2000. In January 2002, Birch accepted a proposal from the TSXV for a negotiated settlement and the matter was resolved in the Company's favour. Trading in Birch's common shares resumed on March 11, 2002. The TSXV advised that, "no adverse inference should be drawn from the suspension."

Shareholders Rights Plan May Discourage Change in Control Transactions

Although the Company's shareholders rights plan ("Rights Plan") is not intended to prevent a take over of the Company, to secure continuance of current management or the directors in office or to deter fair offers for the common shares of the Company, it may have the result of discouraging certain transactions by making such transactions impractical. See "Item 10 - Additional Information - Memorandum and Articles of Association".

Enforcement of Civil Liabilities by Present and Prospective Shareholders May be Adversely Affected

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

Exploration Risk May Impact the Financial and Operational Results of the Company

The Company will continue to explore for mineral opportunities on its mineral properties. Mineral exploration activities are subject to numerous risks, many of which are beyond Birch's control. Factors such as the cost of labour, materials and services, cost of financing, technological change, demand for and price of commodities, and government regulation, including regulations related to taxes, royalties and environmental protection cannot be accurately predicted.

As it relates to precious metals, there is no conclusive evidence supportive of the occurrence of precious metals in economic concentrations or quantities on Birch's mineral properties or that Birch has developed or has access to the technology and methods to extract precious metals. The Company faces certain risks over and above those of conventional mineral exploration companies. Conventional fire assay has not, in general, produced repeatable precious metals concentrations above trace levels for rocks from the Company's mineral properties. There is a risk that an effective fire assay method may not be developed. The failure to obtain repeatable precious metal concentrations by standard methods may mean that there are no significant concentrations of precious metals. If Birch is not successful in identifying a method to quantitatively determine precious metals concentrations, it may or may not be possible to define a precious metal deposit, if such a deposit exists. If a precious metal deposit can be defined, a method for commercial production of precious metals may or may not be available.

Intellectual Property May Become Unprotected or Outdated

The Company developed new mineral technology for which it received a US patent number 6,494,392 entitled, "Recovery of Natural Nanoclusters and the Nanoclusters Isolated Thereby". The Company may continue to develop new mineral technology, but there is no assurance that it will be economically viable, that patent protection will be available or that there will be a market for the new technology.   There can be no assurance that the Company will successfully deter and prevent misappropriation, development of, copying by or unauthorized use of the Company's technology. In addition, policing is difficult and expensive.

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

ITEM 4         INFORMATION ON BIRCH

A.     History and Development of Birch

Birch was formed under the provisions of the ABCA, by amalgamation of one of Birch's predecessors, also named Birch Mountain Resources Ltd., and its wholly owned subsidiary, Birch Mountain Minerals Ltd on December 31, 1995.

Birch's head office and registered office are located at Suite 300, 250 - Sixth Avenue S.W., Bow Valley Square 4, Calgary, Alberta T2P 3H7, phone: (403) 262-1838, and Suite 1000, 400 Third Avenue S.W., Calgary, Alberta T2P 4H2, phone: (403) 232-9500, respectively.

The Company is currently focused on industrial minerals and the development of a limestone quarry and quicklime plant on its land leases in northern Alberta, near the City of Fort McMurray and in the center of the Canadian oil sands industry.

Birch was founded in 1995 as a junior mineral exploration company. Prior to 2000 it explored for precious metals, base metals and diamonds on properties in western Canada, the Yukon and Kalimantan, Indonesia. Since 2000, the Company has expanded beyond conventional mineral exploration to include industrial minerals as well as research and development on naturally occurring precious and non-precious metal microparticles and nanoparticles. Currently, Birch is only active in Alberta, Canada.

From early 2000 into 2002, the Company's work has lead to the development of methods to isolate and image, using high-resolution transmission electron microscopes, naturally occurring nanoparticulate base and precious metals in rocks and oil sands tailings from the Athabasca region of northeastern Alberta. The commercial significance of these findings has not been determined. A reliable method for measuring precious metal concentration has not yet been independently verified and methods of extraction have not been developed. In December 2002, Birch was awarded US patent 6,494,932 entitled, "Recovery of Natural Nanoclusters and the Nanoclusters Isolated Thereby", which covers processes for the recovery of natural nanoparticles from geological materials and their processed counterparts.

In June 2002, the Industrial Minerals Division was established to pursue opportunities arising from growing demand for industrial minerals in the Athabasca region of northeastern Alberta. The mineral rights held by the Company offer an immediate business opportunity due to their location close to current and planned oil sands facilities and the forecast increase in demand for aggregate and quicklime products from the oil sands industry and local infrastructure requirements. Consequently, management has focused on this business opportunity over the past two and a half years and has used only limited resources in exploration or development of precious metals.

B.     Business Overview

The Company is working to open a limestone quarry and aggregate plant, as well as a plant for manufacturing quicklime, to supply various products required for use by the growing oil sands industry. The MVQ and the Hammerstone Project will be located on mineral leases where the limestone is accessible at surface, allowing for open pit extraction. As a result of this large opportunity, significant investment in precious metal exploration and technology development has been deferred.

Birch holds metallic and industrial mineral rights over an extensive portion of the Athabasca region north of Fort McMurray, Alberta, in the heart of the Canadian oil sands. These mineral rights include both industrial and metallic minerals. In most areas, these mineral rights lie geologically beneath the oil sands that currently are being produced or are under development by oil sands companies. The Company operates separate divisions for industrial minerals, mineral exploration and mineral technology and the consolidated financial statements provide segmented information to identify expenditures in each. See "Item 17 - Financial Statements."

Industrial Minerals

Birch formed its Industrial Minerals Division in June 2002, to pursue market opportunities for the development of limestone on its Athabasca mineral properties and for the sale of limestone products to the oil sands industry.

In 2003 and 2002, Birch entered into sale agreements to sell limestone and/or the rights thereto to oil sands producers for their own use, in the amount of $100,000 and $250,000 respectively. These agreements allowed oil sands producers to extract limestone exposed at the bottom of their oil sands mines for their own use. Table 4-1 lists annual limestone production from these agreements, as reported in royalty reports to the Government of Alberta.

Table 4-1. Annual limestone production by oil sands companies from mineral leases owned by Birch.

Year Ended December 31
	5 Yr. Average	2004	2003	2002	2001	2000
Limestone (t)	1,672,564	2,344,476	2,324,976	2,356,736	1,226,736	109,898

One oil sands company also makes lease rental payments directly to the Government of Alberta, on behalf of Birch, to cover rent for eight mineral leases owned by Birch and to which, by agreement, the oil sands company was granted access to quarryable materials, including limestone for its own use. The payments amounted to approximately $39,000 in each of 2002 and 2003 and increased to $53,185 in 2004 due to the addition of new leases in the area covered by this agreement.

Muskeg Valley Quarry Project
 In 2004, Birch formally applied to license a limestone quarry called the MVQ. This original application was to develop a quarry to supply crushed limestone aggregate to the local market.

In February 2004, Birch released an independent technical report on the MVQ project entitled, Muskeg Valley Project, Alberta - Independent Qualified Person's Review and Technical Report (the "2004 Technical Report"). Digital copies of the 2004 Technical Report may be obtained through the Company's filings at www.sec.gov and www.sedar.com. The 2004 Technical Report was authored by AMEC Americas Limited ("AMEC") with a contribution on limestone aggregates by Russ Gerrish Consulting. Russ Gerrish Consulting was hired to provide subject matter expertise on the aggregate business and its principal, Russ Gerrish, subsequently joined the Company as the Vice President, Engineering and Operations in January of 2005. The 2004 Technical Report is a preliminary assessment of the aggregate and calcinable limestone potential of the proposed MVQ. It includes a mineral resource estimate for calcinable and aggregate grade limestone, and a preliminary financial model, as permitted under Canadian Securities Administrators National Instrument 43-101 ("NI 43-101").  The 2004 Technical Report concluded that additional studies directed towards the construction and operation of a combined aggregate and quicklime facility were justified.

In March 2004, Birch filed an Environmental Impact Assessment ("EIA") and application ("MVQ Application") to the NRCB to develop, operate and reclaim a quarry and aggregate plant on its mineral leases in the Muskeg Valley. This proposed quarry and aggregate plant cover approximately 255 hectares and is situated where limestone is close to the surface and the overlying oil sands are mostly absent, having been removed by erosion. The MVQ Application was declared complete in December 2004 and the NRCB issued a second public notice inviting comments to be submitted by January 17, 2005. With no interventions received opposing the MVQ Application, the NRCB advised the Company that a public hearing was not required. The NRCB issued a positive decision report on June 14, 2005. With regulatory approval in hand, Birch anticipates receiving all necessary permits to open a contractor-operated aggregate quarry and aggregate plant in the third quarter of 2005.

Hammerstone Project

As geological evaluation of the proposed MVQ progressed, testing of core samples from a 1996 drill hole and from new holes drilled in late 2002 and early 2003 confirmed the presence of high-calcium limestone suitable for producing quicklime. Quicklime is used in a range of industrial and environmental applications including flue gas desulphurization, which removes sulphur, mercury and other contaminants from atmospheric emissions from bitumen upgrading, and treating water used in processing bitumen and in-situ projects. Birch has determined that a number of oil sands operators are interested in a local source of quicklime and intends to pursue the business opportunity to establish a quicklime plant on its proposed quarry site.

The catalyst for developing the larger Hammerstone Project was the recognition of the potential for increases in future demand for aggregate and quicklime from the growing oil sands industry in northeastern Alberta. Surveys conducted in 2003 and 2004 by the Athabasca Regional Issues Working Group ("RIWG") showed that aggregate supplies in the region were in short supply, particularly high quality aggregates used for making concrete. Because quicklime is an important chemical reagent used in the oil sands industry and is not produced locally, developing a local supply of quicklime is another potential opportunity for Birch.

In December 2004, the Company filed a Public Disclosure Document for the Hammerstone Project, a new project that includes a southward expansion of the MVQ and construction and operation of a quicklime plant. AMEC was retained to prepare a prefeasibility report that was completed in January 2005, with market information provided by CERI, Russ Gerrish Consulting and Birch. Subsequently in March 2005, Birch released a report conforming to NI 43-101 prepared by AMEC entitled Hammerstone Project Alberta: Independent Qualified Person's Review and Technical Report (the "2005 Technical Report"). Digital copies of the 2005 Technical Report may be obtained through the Company's filings at www.sec.gov and www.sedar.com. The 2005 Technical Report is based on AMEC's prefeasibility study of the Hammerstone Project.

Location and Mineral Interests
 The MVQ and the Hammerstone Project is located within Birch's Athabasca mineral property, approximately 60 km north of the City of Fort McMurray near the hamlet of Fort McKay, Alberta. Birch has assembled a strategic land position centered on the area of surface mineable oil sands in the Athabasca region of northeast Alberta. The Athabasca mineral property is described in greater detail in Section 4(D). As of March 31, 2005, the Company's mineral interests covered 402,965 hectares (995,744 acres). The Company's mineral leases convey the rights to develop and produce metallic and industrial minerals, including limestone, while the permits allow the Company to explore for these same minerals. The locations of Birch's mineral holdings in the Athabasca region are illustrated in Figure 4-1.

Figure 4-1.	Location of the Hammerstone Project and the Company's Athabasca mineral property relative to oil sands leases in the Fort McMurray region, northeast Alberta.

The MVQ and the Hammerstone Project are located at a favourable site for development, where limestone occurs at surface or is overlain by only thin occurrences of overburden. The development boundaries have been determined from geological, environmental, and economic considerations (Figure 4-2). The western boundary is set back 200 metres from the Muskeg River, consistent with setbacks for wildlife habitat in adjacent oil sands leases. The southern boundary is an area where limestone is known from the Company's geological mapping to be at or near surface. The eastern boundary has been placed where the overlying Cretaceous and Quaternary sediments are more than 20 metres thick, making commercial development less attractive due to the requirement to remove increasing amounts of materials overlying the limestone. Currently, the northern boundary is the south end of the MVQ, however the Hammerstone Project development application expected to be filed later in 2005 will extend the MVQ. Future expansion of the Hammerstone Project is only possible to the south because in this area limestone lies at or near surface. The Quarry of the Ancestors, the site of an ancient stone quarry, was uncovered by Birch during its fieldwork. This northeast corner of the project area has been set aside as an archaeological exclusion zone and due to it historical significance is under protective notation by the Government of Alberta.

Figure 4-2.	Location of the Hammerstone Project relative to the MVQ and the Quarry of the Ancestors archaeological exclusion area.

In some areas, Birch's mineral leases overlap with oil sands leases of Shell Canada Ltd. (leases 90 and 13) and Syncrude Canada Ltd. (leases 22 and 30). These companies own the mineral rights to the oil sands but not the underlying Devonian limestone. Birch has co-development agreements with Syncrude Canada Ltd. and a cooperation and information sharing agreement with Albian Sands Energy Inc. (a joint venture between Shell Canada Ltd., Chevron Canada, and Western Oil Sands Inc.) that provide for cooperative exploration, environmental planning, development, extraction, and production activities in areas of the overlapping leases.

Industry Overview
 Birch's Hammerstone Project is centrally located among numerous existing and planned oil sands mining and in-situ projects. Crude bitumen production from Alberta's oil sands reached one million barrels per day in 2004 and is anticipated to increase five-fold to five million barrels per day by 2030 (Alberta Chamber of Resources, Oil Sands Technology Roadmap, 2004). Two principal methods are used to extract bitumen from the host sands: open pit mining for near-surface deposits, and in-situ projects from more deeply buried deposits. Where the oil sands are mined, the overburden is stripped and oil sands are excavated by truck and shovel. The oil sands is mixed with water and transported in a slurry pipeline to the extraction plant where froth floatation is the primary method for separating the bitumen from the sand. Under in-situ extraction, steam is pumped into the formation to heat the bitumen, causing it to flow and enabling it to be pumped to surface. The preferred in-situ extraction method is steam-assisted gravity drainage ("SAGD"), which has largely displaced older cyclic steam stimulation technology.

Both mining and in-situ recovery of crude bitumen require large inputs of energy and materials. Limestone aggregates from the MVQ and the Hammerstone Project will initially be used for both the construction and operating phases of current and planned oil sands projects while concrete rock will be used predominantly in the construction phase. Quicklime is primarily used in the operating phase for water treatment and removal of sulphur from air emissions - so called flue gas desulphurization, or "FGD". Quicklime may also be required in the construction phase for soil stabilization. Through time, as the number and scale of projects increases, the use of limestone products will be proportionally greater for ongoing operations rather than construction.

Uses for Aggregate
 In the Fort McMurray region, aggregates are used to construct oil sands mines and plants, but are also utilized in operations for in-pit haul road construction. Lower grade aggregates, such as Birch's B-grade aggregate, is typically used in non-critical applications such as road base construction, while higher quality aggregates, such as Birch's A-grade aggregate, may be used to surface gravel roads. The highest quality aggregates such as Birch's concrete rock, is used for concrete and asphalt production. High-calcium limestone can be used as a reagent for wet FGD limestone.

Uses for Quicklime
 Quicklime has two principal uses in the production of bitumen from oil sands: scrubbing sulphur dioxide, sulphur trioxide, and mercury from off-gases in FGD, and treatment of recycled process waters in bitumen processing and SAGD plants. Quicklime is the main reagent for warm and hot lime softening systems used to treat process-affected waters in the in-situ extraction process and bitumen upgrading. In SAGD, where a large proportion of the recovered water originates as high-temperature steam injected into the formation, lime and magnesium oxide are used together in warm and hot lime softening systems, with the principal goal of removing silica to prevent scaling in steam generation boilers.

Supply and Demand - Aggregate
 Demand for aggregate in the Fort McMurray region is driven primarily by construction and operating requirements of the oil sands industry. Current supplies of gravel in the Fort McMurray region are limited in both size and quality. One of the two main gravel pits, Poplar Creek, is rapidly nearing total depletion. The other, Susan Lake, is believed to have less than a ten-year supply at current consumption rates.

Based on information reported in the 2003 and 2004 RIWG aggregate surveys, the average demand for road quality aggregate over the period 2003 to 2008 is estimated to be 7.7 million t and for concrete aggregate, 1.5 million t. However, concrete aggregate comprises both rock and sand, of which Birch currently plans to produce only concrete rock. Typically, concrete rock makes up about 55% of a concrete aggregate; therefore, the average demand for concrete rock is estimated from the survey to be 0.8 million t per year

The RIWG aggregate surveys deal only with glacial gravels, specifically excluding Birch's limestone currently being used for aggregate purposes by two current oil sands producers. Average annual limestone use for aggregate by oil sands companies for 2000 to 2004 is 1.6 million t. Therefore, based on historical limestone aggregate use and RIWG reported data, the current average road quality aggregate demand is estimated to be 9.3 million t annually, of which 7.7 million t per year currently comes from of glacial gravel deposits.

Supply and Demand - Quicklime
 Quicklime is not produced in the region and must be trucked in from plants located elsewhere. Graymont Western Canada Inc. and Graymont Western US Inc. own the four quicklime plants closest to Fort McMurray; the Summit plant at Coleman, Alberta, is not currently in operation. Competing sources of quicklime, their respective capacities, and approximate road distances from the location of the proposed quicklime plant are listed in Table 4-2.

Table 4-2. Competing Quicklime Plants, Canadian Prairies and Northern US Plains.1

Plant	Location	Province or State	Production Capacity (1)	Units	Distance (km)
Exshaw	Exshaw	Alberta	197,000	t/year	900
Summit	Coleman	Alberta	82,000	t/year	1,050
Faulkner	Faulkner	Manitoba	115,000	t/year	1,500
Indian Creek	Townsend	Montana	329,000	ton/year	2,000
(1) Graymont Western US Inc. website - Capacities and Products, Jan 24, 2005, plus an assumed 10% downtime for scheduled maintenance.

Long-Term Demand and Sales Forecast
 The long-term demand for limestone products in the Fort McMurray region is dominated by the requirements of the oil sands industry. Therefore, to best gauge the future market for limestone products, a forecast of future production of crude bitumen from the oil sands industry is needed. In mid-2004, Birch commissioned the Canadian Energy Research Institute ("CERI"), of Calgary, Alberta, to undertake an independent study on long-term oil sands bitumen supply and, consequently, the demand for limestone products in northeast Alberta. The basis for the study was the 2004 CERI Study No. 108, Oil Sands Supply Outlook, Potential Supply and Costs of Crude Bitumen and Synthetic Crude Oil in Canada, 2003 -2017.

CERI examined bitumen supply from 2005 to 2070 using four scenarios to address the primary constraints on long-term growth - oil price and surface mineable reserves. Oil prices used were US$25.00 and US$32.00 per barrel for WTI at Cushing, OK. CERI also considered the limitation of reserves on mining in two scenarios where mineable reserves were estimated at 32.5 billion barrels and 60 billion barrels respectively. A fifth long-term case examined the unconstrained scenario where it was assumed that (a) all currently announced oil sands projects proceed, (b) the ensuing development rate is maintained and (c) total mineable reserves are 60 billion barrels. CERI used parameters linking the demand for limestone products for constructing and operating the oil sands plants to bitumen supply, and was thereby able to generate demand forecasts for aggregate products and quicklime for the period 2005 to 2070. For each year, the minimum, maximum and average demand levels for each product were tabulated as the low-, high- and base-case demand forecasts, respectively. Municipal and regional infrastructure applications were estimated to be 10% of forecast oil sands demand.

Forecast sales were estimated by multiplying CERI's forecast base-case demand by Birch's estimates of future market share. For aggregate, market share estimates were adjusted to reflect competition from other known gravel deposits. For quicklime, market share estimates were made by distance weighting market share based on the closest alternative supplier at Exshaw, Alberta. Sales estimates for all products considered in the prefeasibility study may be found in the 2005 Technical Report.

Competitive Landscape
 Studies by RIWG and the Alberta provincial government indicate that currently known sources of glacial gravels are insufficient to meet the long-term growth requirements of the oil sands industry. Although additional deposits have been found recently, Birch believes they are small and inadequate to assure a long-lived supply for the construction and operation of oil sands mining and in-situ projects. Birch believes most aggregate deposits remaining in the region are sand-rich and contain abundant ironstone, rendering them inappropriate for use in making concrete and asphalt.

Based on all available information, Birch believes there will be little competition in the region for high value aggregates suitable for making concrete and asphalt. There is however more competition for lower grades of aggregate. The prefeasibility study shows that competing sources of concrete rock are in limited supply and may be exhausted by 2011 and competing sources of lower quality A-grade and B-grade aggregates may not be totally exhausted until about 2025 to 2030. However, Birch believes that as these competing deposits are depleted, their operating costs will rise and, in the face of a long-term stable supply of aggregate from the MVQ and the Hammerstone Project, these deposits are likely to shut-in before becoming totally exhausted.

Precious Metals

Since mid-2002, the Company's focus has shifted from precious metals to industrial minerals. In 2003, Birch conducted limited in-house work toward developing a reliable precious metals assay technique and continued to review new developments in precious metal assaying that may prove useful in exploring the Athabasca mineral property. In May 2003, Birch filed an independent technical report by APEX Geoscience Ltd. ("APEX") entitled, 2003 Technical Report on the Gold Potential of the Athabasca Property (the "2003 Technical Report"). APEX synthesized more than 80 years of published and unpublished information relevant to exploration for low-temperature sediment-hosted precious metal deposits on the Athabasca mineral property. The 2003 Technical Report concluded that anomalous to potentially economic concentrations of precious metals, including gold, platinum and palladium, exist on the Athabasca mineral property and recommended additional precious metals exploration be conducted.

Birch did not conduct any work related to precious metals in 2004. In the future, Birch will assess its research and development work to date and determine an approach for realizing the value of the data accumulated and the patented processes. Measurement of, extraction of and technologies related to the precious metal including independent verification would be an important part of the work. Any further field exploration for precious metals is contingent on developing or acquiring, and independently verifying, a technology to accurately and reliably determine the concentrations of precious metals in rocks, oil sands tailings and other materials that may contain precious metals in nanoparticulate or microparticulate form. There is no assurance that there are commercial concentrations of nanoparticulate precious or base metals, or that a commercially viable process will be developed to extract these metals from rocks or oil sands tailings.

C.     Organizational Structure

Birch has three inactive, wholly owned subsidiaries, Dawson Bay Minerals Inc., incorporated pursuant to the Corporations Act (Manitoba), Muskeg Valley Minerals Inc., incorporated pursuant to the ABCA and Rockyview Development Limited, and its subsidiaries, incorporated pursuant to the laws of the British Virgin Islands.

The work activities of the Company are organized under three divisions: Industrial Minerals, Mineral Exploration and Mineral Technology.

D.     Property, Plants and Equipment

Office Space

Birch maintains its head office in Calgary, Alberta. Executive, administrative and support staff work in the 7,972 square foot office space. The rental commitment is $202,000 per year.

Core and Metallurgical Laboratories

The Company maintains secure lab and storage facilities in Calgary in an industrial area, for storage, logging and testing of drill core samples and for testing in relation to the mineral exploration and technology research work. The rental commitment of these facilities is $36,000 per year.

Core drilled by Birch and core obtained from oil sands mining companies is shipped to Calgary for cutting, logging and sampling. Drill core and samples are archived at the storage facility. The laboratory is equipped for sample preparation, fire assay and wet chemical treatments. Instrumental analyses are done offsite using rented analytical instruments at the University of Calgary or commercial analytical services.

Plant and Equipment

Birch owns office and computer equipment and small laboratory equipment in its offices and laboratories. Apart from currently active oil sands mining operations operated by oil sands companies unrelated to Birch, no other mining-related plant or equipment exists on Birch's Athabasca mineral property.

Intellectual Property

In December 2002, Birch was granted US patent number 6,494,932 entitled, "Recovery of natural nanoclusters and the nanoclusters isolated thereby". Birch has also filed a similar patent application for protection under the International Patent Cooperation Treaty. A divisional patent derived from the original patent application has been filed with the US Patent and Trademark Office.

Mineral Properties

Birch's mineral properties are exclusively located in the Province of Alberta where Birch holds metallic and industrial mineral permits, metallic industrial mineral leases and permit-to-lease conversions. Birch's mineral properties are all located in northeastern Alberta and are collectively called the Athabasca mineral property. The Athabasca mineral property was originally acquired for precious metals exploration. In 1997 and 1998, Birch explored for diamonds in a joint venture with Tahera Corporation. Since 2002, Birch's Industrial Minerals Division has explored the Athabasca mineral property for limestone and the Company is focused on commencing the operations of a limestone quarry and quicklime plant.

Mineral Tenure in Alberta

Metallic and Industrial Mineral Permits
 Metallic and industrial mineral permits, or "mineral permits", are issued by the Department of Energy, Government of Alberta. Mineral permits have a ten-year term and convey the right to explore for metallic and industrial minerals. Mineral exploration or assessment costs must be filed with the government every two years against an escalating work requirement ranging from $5.00 to $15.00 per hectare (approximately $2.00 to $6.00 per acre) for each 2-year assessment period. Birch owns a 100% working interest in all of its mineral permits held in Alberta. Some mineral permits are subject to a production royalty payable to the original mineral permit holder; Birch has the option to purchase most of these royalties for a fixed price. A small minority convey a royalty right to the original mineral permit holder or its designees, with no right to purchase the royalty. Mineral permits held in good standing may be converted to mineral leases any time prior to the expiry of their ten-year term.

Metallic and Industrial Mineral Leases
Birch also holds metallic and industrial mineral leases, or "mineral leases". Mineral leases are also granted by the Department of Energy, Government of Alberta and convey the right to develop and produce metallic and industrial minerals, subject to meeting development approvals. Mineral leases have a renewable fifteen-year term, subject to payment of an annual rent of $3.50 per hectare ($1.42 per acre). Mineral leases under production are automatically renewed at the end of their 15-year term.

Metallic and Industrial Mineral Permit-to-Lease Conversions
 Birch has applied to have parts of certain permits that have reached the end of their respective ten-year terms converted to mineral leases. As the Company awaits the issuance of leases from the Government of Alberta, these applications are formally recognized as "permit-to-lease conversions".

Overlapping Mineral Rights
 Ownership of minerals within the area of the Athabasca Oil Sands Mining Area, as defined by the Government of Alberta, is split between oil sands leaseholders and mineral lease or permit holders. The Athabasca Oil Sands Mining Area covers all of Birch's mineral leases and many of Birch's mineral permits and permit-to-lease conversions. Within this area, the oil sands leaseholders own the rights to all minerals that occur within the geological formations mined for oil. Oil sands leaseholders do not own metallic or industrial mineral rights in either the overlying sedimentary rocks, nor in the underlying Devonian limestone, which rights are owned by the mineral permit or lease holders such as Birch.

Athabasca Mineral Property

As of March 31, 2005, Birch's Athabasca mineral property covered 402,965 hectares (995,744 acres). Annual rental payments on mineral leases of the Athabasca mineral property are $472,692 in 2005. If current permit-to-lease conversions are received in 2005, net annual mineral lease rental payments will increase to $602,050 for 2005 and thereafter. Lease rental permits will increase if the Company elects to acquire new mineral leases or decrease if existing low priority leases are allowed to expire. The Company continues its exploration and anticipates that the extent of its mineral properties will be reduced in the future to areas Birch believes to be the most prospective.

Rock Formations and Mineralization
 Limestone and precious metals are the principal exploration targets on the Athabasca mineral property. The geology of the Athabasca mineral property is relatively simple, and is characterized by Precambrian basement overlain by about 300 meters of shallow westward dipping, unmetamorphosed sedimentary rocks chiefly of Devonian and Cretaceous age. The Devonian rocks are predominantly marine dolostones, limestones and evaporites while overlying Cretaceous rocks are sandstones and shales, including oil-bearing sandstone, or oil sands, of the McMurray Formation. Structurally, the property is underlain by complexly folded and faulted Precambrian basement rocks, but the sedimentary rocks are largely undeformed, although fault zones with limited offset are characterized by minor normal or reverse normal offset and minor rotation. A large structure, the Bitumount Graben, has resulted in an aggregate total downdrop of up to 200 meters of both sedimentary and basement rocks along numerous structures in the north-central part of the Athabasca mineral property.

Location and Access
 The Athabasca mineral property is located in the RMWB in northeast Alberta, Canada. The City of Fort McMurray is the urban and economic center of RMWB. While the region covers 61,566 square km (23,771 square miles), most of its residents live in Fort McMurray, which has a population of 56,111 (2004 census). The hamlet of Fort McKay is located in the central area of Birch's Athabasca mineral property.

Fort McMurray is located 435 km northeast of the provincial capital of Edmonton and can be reached by paved highways 2 and 63 or by regularly scheduled airline flights and bus service from Calgary and Edmonton. Fort McMurray is situated at the confluence of the Athabasca and Clearwater rivers. The larger oil sands mining plants are located approximately 45 to 100 km north of Fort McMurray. Infrastructure north of Fort McMurray, in the vicinity of Fort McKay, is very good due to the presence of the large oil sands mining operations. Fort McKay and the oil sands operations are accessed from Fort McMurray by provincial highway 63. All major services, including goods and accommodation, air and helicopter service, vehicle and heavy equipment servicing and expediting can be obtained in Fort McMurray. Infrastructure development is ongoing in Fort McMurray and the Athabasca Oil Sands Mining Area.

Near the Athabasca River, between Fort McMurray and Fort McKay, road access is good; once away from the river and further north, the number and condition of the roads decreases. A winter road exists from Fort McKay to Fort Chipewyan. The Athabasca mineral property is accessible by road or all terrain vehicles. A high voltage power distribution line and high-pressure natural gas pipeline cross the Athabasca mineral property. Exploration activities are curtailed on certain exploration permits during moose and caribou calving season; this restriction occurs during spring break-up, which precludes land access for exploration activities at this time.

Mineral Title
 Birch's currently active Athabasca mineral permits, permit-to-lease conversions and leases were either originally acquired from the Province of Alberta, or were acquired by purchase or option from other companies or individuals. At March 31, 2005 the Athabasca mineral property covers 402,965 hectares (995,744 acres) as outlined in the tables below:

Table 4-3. Athabasca mineral property: mineral permits, permit-to-lease conversions and leases.

Year Issued	Term Expiry	Number	Area (hectares)	Area (acres)
Mineral Permits by Issue Date
1996	2006	5	32,256	79,706
1998	2008	2	8,448	20,875
2003	2013	1	5,776	14,273
2004	2014	15	101,500	250,811
2005	2015	9	67,775	167,475
Total		32	215,755	533,140
Mineral Leases by Issue Date
1991	2006	1	112	277
1994	2009	2	1,991	4,920
1999	2014	2	1,216	3,005
2000	2015	23	45,658	112,823
2003	2018	4	4,742	11,719
2004	2019	35	79,249	195,826
Total		67	132,968	328,570
Permit-to-Lease Conversions
		24	54,242	134,034
Total		24	54,242	134,034
GRAND TOTAL			402,965	995,744

Previous Exploration
 Birch and others have previously explored the Athabasca mineral property for precious metals, diamonds and limestone. Comprehensive details of all known prior exploration are included in the 2003 Technical Report. The 2003 Technical Report, filed in May 2003 in Canada and on June 3, 2003 as an exhibit to a Form 6-K filed with the SEC and is available in the Company's public documents at www.sedar.com and www.sec.gov.

In the period from 1993 to 1995, Birch and others explored for precious metals in areas that are now part of Birch's Athabasca mineral property. Birch is unaware of any current precious metals exploration other than its own in this area.

In 1997-98, Birch explored with a joint venture partner for diamonds on its Athabasca mineral property. No potentially diamond-bearing rocks were found during this exploration program.

Current Status - Industrial Minerals

Mineral Reserves
 Canadian and US regulations on disclosure of mineral reserves are significantly different, particularly for industrial minerals, and lead to different classifications for Birch's recoverable limestone. In Canada, reserves disclosure must conform to NI 43-101 of the Canadian Securities Regulators. In the US, Industry Guide 7 ("IG7") of the US Securities and Exchange Commission (the "SEC") governs the disclosure of mineral reserves.

Disclosure of Mineral Resources and Reserves in Canada

Under NI 43-101, the first report of mineral resources and/or mineral reserves must be disclosed in an independent qualified person's technical report. An independent technical report prepared to the level of a scoping study is the minimum requirement for reporting a mineral resource whereas for a mineral reserve an independent technical report at the level of a prefeasibility study is the minimum requirement. Under Canadian regulations, a mineral resource need only have "reasonable prospects for economic extraction," while a mineral reserve must demonstrate "that economic extraction can be justified."

The limestone resource of the MVQ was defined in the independent 2004 Technical Report. Limestone mineral resources and reserves for the expanded Hammerstone Project were defined in AMEC's independent 2005 Technical Report, which included a financial estimate of project valuation, as required under NI 43-101 (See footnote 9 to Table 4-4). Based on the conclusions of the 2004 Technical Report and the 2005 Technical Report, Birch believes that a market exists for limestone aggregate and quicklime produced at the MVQ or the Hammerstone Project.

Limestone resource and reserve estimates conforming to Canadian NI 43-101 from the 2005 Technical Report are summarized in Table 4-4. The proven reserves listed in Table 4-4 are the part of the measured resource that falls within the economic pit design selected by AMEC. The probable reserves are the part of the indicated resource that falls within the economic pit design selected by AMEC. The limestone resources and reserves shown in Table 4-4 are mutually exclusive; that is, none of the mineral resources are included in mineral reserves, and vice versa. The reserves listed exceed the sales forecast feed requirements for all products over the estimated 66-year life of the quarry. AMEC's independent financial valuation estimate shows (Table 4-7), there is a reasonable expectation of profit from the limestone quarried within the pit given the processes described and the estimated prices for saleable products.

Disclosure of Mineral Reserves in the US
 The SEC does not recognize the term "mineral resource" used in Canada, and has more stringent requirements for defining a mineral reserve. However the SEC permits use of term "mineralized material." Under IG7, mineralized material may not be classified as a reserve unless it, "....could be economically and legally extracted or produced at the time of the reserve determination." In practise, the SEC requires economic feasibility to be demonstrated by a bankable feasibility study and legal feasibility to be demonstrated by having all regulatory permits and approvals in place or expected imminently. For industrial minerals, the SEC further requires that sales contracts be in place and production be imminent.

Reconciliation of Canadian and US Mineral Reserve Estimates
 In Canada, use of the terms "indicated resource" and "measured resource" is permissible. However, in the United States these terms are not recognized. Instead, the term "mineralized material" is permissible if there is sufficient information to justify its use. On this basis, limestone reported as indicated and measured resources in Canada may only be reported as mineralized material in the U.S (Table 4-4).

In Canada, mineral reserves may be disclosed based on economic feasibility being demonstrated by a prefeasibility study whereas in the US a bankable feasibility study is required. Current mining practise defines a prefeasibility study as having an accuracy level of ± 25% while a bankable feasibility study is understood to have an accuracy level in the range of ± 10-15%. Further, in the US demonstration of legal feasibility and, for industrial minerals, having contracts in place is required prior to defining a proven or probable reserve. Because Birch has not conducted a bankable feasibility study and has only recently initiated the regulatory process for the Hammerstone Project, mineral reserves defined under Canadian NI 43-101 may only be classified as mineralized material in the US (Table 4-4).

Table 4-4. Hammerstone Project recoverable limestone reconciliation table from N1 43-101 (figures rounded).

	CANADA				UNITED STATES
	Mineral Resource[1,2,3]		Mineral Reserve[1,6]		Mineralized Material[10,11]
Product in million tonnes	Indicated[4]	Measured[5]	Probable[7]	Proven[8]
Concrete Rock	39.5	1.0	69.5	36.0	146.0
A-Grade Aggregate	91.0	62.5	171.0	197.5	522.0
B-Grade Aggregate	113.5	45.0	322.5	271.5	752.5
Calcinable Limestone	22.0	15.0	57.5	66.0	160.5
Total	389.5		1,191.5		1,581.0

Footnotes:
1Mineral resources and mineral reserves for Canada listed in this table conform to definitions of the Canadian Institute of Mining, Metallurgy and Petroleum ("CIM"), in Standards on Mineral Resources and Reserves Definitions and Guidelines adopted by the CIM Council on August 20, 2000, and incorporated into NI 43-101 of the Canadian Securities Regulators.

2Cautionary Note to US Investors Concerning Estimates of Measured and Indicated Resources: This table uses the terms Measured Resource and Indicated Resource. Birch advises US investors that while such terms are recognized and permitted under Canadian regulations, the SEC does not recognize them. US investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into reserves.

CANADIAN MINING DEFINITIONS
3A Mineral Resource is a concentration or occurrence of natural, solid, inorganic or fossilized organic material in or on the Earth's crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge.
4An Indicated Mineral Resource is that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics, can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.
5A Measured Mineral Resource is that part of a Mineral Resource for which quantity, grade or quality, densities, shape, physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.
6A Mineral Reserve is the economically mineable part of a Measured or Indicated Mineral Resource demonstrated by at least a Preliminary Feasibility Study9. This Study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A Mineral Reserve includes diluting materials and allowances for losses that may occur when the material is mined.
7A Probable Mineral Reserve is the economically mineable part of an Indicated, and in some circumstances a Measured Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.
8A Proven Mineral Reserve is the economically mineable part of a Measured Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction is justified.
9 A Preliminary Feasibility Study or Prefeasibility Study is a comprehensive study of the viability of a mineral project that has advanced to a stage where the mining method, in the case of underground mining, or the pit configuration, in the case of an open pit, has been established, and where an effective method of mineral processing has been determined. This study must include a financial analysis based on reasonable assumptions of technical, engineering, operating, and economic factors and evaluation of other relevant factors that are sufficient for a Qualified Person acting reasonably, to determine if all or part of the Mineral Resource may be classified as a Mineral Reserve.

US MINING DEFINITIONS
10Mineralized Material: A mineralized body that has been delineated by appropriately spaced drilling and/or underground sampling to support a sufficient tonnage and average grade of metals. Such a deposit does not qualify as a reserve until a comprehensive evaluation based upon unit cost, grade, recoveries, and other material factors conclude legal and economic feasibility.
11 The SEC IG7 defines a Mineral Reserve as, "That part of a mineral deposit which could be economically and legally extracted or produced at the time of the reserve determination." According to interpretations by SEC staff of mining industry disclosure standards, such terms may not be used by SEC registrants unless the registrant has completed a bankable feasibility study and all applicable permits are in place or expected imminently. Birch has not conducted a bankable feasibility study and therefore the mineral resources and mineral reserves defined under Canadian NI 43-101 may only be classified as Mineralized Material in the US.

Quarry and Aggregate Plant Development
 Quarrying and aggregate processing will begin with the opening of the MVQ expected in 2005. Opening of the MVQ will require clearing of trees and stripping and stockpiling of organic soils and overburden, construction of access roads, water diversion structures and wash ponds, and installation of a weigh scale and office at an estimated cost of $2 million. The quarry is planned as a conventional drill-blast-crush operation, as illustrated in the top part of the simplified process flow diagram in Figure 4-3. Primary crushing plants will be located near the rock face and fed by excavators or wheel loaders. In-pit conveyors will move rock from the primary crushers to secondary crushing plants. A contractor will initially operate the quarry. As production volumes grow, Birch intends to purchase additional equipment and operate the quarry itself. Birch expects to commence production with its own equipment in 2006 or 2007.

Quicklime Plant Development
 Kiln sizing was based on an initial quicklime capacity of 225,000 t per year beginning in 2008. Based on future projected sales, the prefeasibility study included installation of additional quicklime producing capacity of 225,000 t per year and 350,000 t per year being added in 2012 and 2021, respectively. The quicklime process design for this study is based on the preliminary bench-scale test work carried out to date, which Birch believes has shown that two different limestone units produce quicklime of acceptable quality and indicates a horizontal kiln is most suitable for quicklime production. The prefeasibility design calls for the quicklime plant to be equipped with a FGD system to remove sulphur produced by coke combustion and a regenerative thermal oxidizer to reduce emissions of volatiles.

Figure 4-3. Simplified process flow diagram for Birch quarry, aggregate and quicklime operations

Capital Cost
 The estimated cost to construct, install and commission the initial phase of the Hammerstone Project is $130 million, which includes the capital cost of blasting, crushing and stockpiling equipment for operating the MVQ. This estimate is categorized as prefeasibility level with an expected accuracy of ± 25%. This amount covers the direct field costs of executing the MVQ and the Hammerstone Project, plus indirect costs associated with design, construction and commissioning. The base pricing is fourth quarter 2004 Canadian dollars with no allowance for escalation beyond that time. Interest or financing costs during construction are excluded. The total capital cost estimate over the life of the project is $291 million. The capital cost estimates for the Hammerstone Project are summarized in Table 4-5.

Table 4-5. Summary of capital costs, Hammerstone Project from the 2005 Technical Report.

Timing	Description	Total
2005-2008	Initial quarry and kiln 1	$ 130,000,000
2011	Kiln 2 - Year 7	70,000,000
2021	Kiln 3 - Year 17	91,250,000
Total Capital Cost		$ 291,250,000

Operating Costs
 The operating cost estimate is based on an owner-operated quarry, aggregate plant, and quicklime plant. Costs have been calculated for the four main areas of mining, aggregate processing, quicklime processing, and site administration. Costs have been developed from data considered applicable to the Fort McMurray area. Table 4-6 shows the overall average operating cost anticipated for the Hammerstone Project over its planned 66-year life. This estimate is categorized as Class 4, Prefeasibility Study level, with a nominal expected accuracy of +35%/-25%, as defined by the Association for the Advancement of Cost Engineering Cost Estimate Classification System.

Table 4-6. Summary of average life-of-quarry operating costs, Hammerstone Project from the 2005 Technical Report.

Cost Area	Operating Costs ($/t)
Quarrying and haulage	1.89
Aggregate processing	1.45
Site operating	0.01
Administration	0.23
Quicklime processing	47.50

Financial Analysis in Respect of Canadian Mineral Reserves
 Canadian securities regulations require that a financial analysis be done at the prefeasibility level in order to demonstrate economic viability. In the 2005 Technical Report, AMEC performed an independent financial analysis on the Hammerstone Project using a discounted cash flow approach that assumed 50% equity using fourth quarter 2004 Canadian dollars. Projections for annual revenues and costs are based on data developed for the limestone quarry, aggregate and lime plants, capital expenditures and operating costs. Estimated project cash flows were used to determine the pre-tax net present value ("NPV") and internal rate of return ("IRR") for the base-case.

Results of the AMEC's base-case financial analysis indicate that the project has a potential pre-tax internal rate of return of 30.0% and a pre-tax NPV of $697,843,000 at a discount rate of 7.5% (See Table 4-7). The payback period is estimated at 8.8 years from first production. The base-case quarry life used by AMEC was 66 years.

Table 4-7. Hammerstone financial valuations at various discount rates and IRR from the 2005 Technical Report.

Discount Rate (pretax)	0%	7.5%	10%	15%	25%
NPV (000)	$7,171,884	$697,843	$396,131	$147,291	$18,493
IRR	30.0%

Sensitivity analysis shows the cash flow model in the 2005 Technical Report is most sensitive to changes in product price, significantly less to processing cost, and least sensitive to changes in quarrying cost and capital expenditures. Specifically, the model is most sensitive to changes in the price of lime, then of B-grade aggregate followed by A-grade aggregate, and finally concrete rock.

Regulatory Status
 On June 14, 2005, Birch received a decision report from the NRCB recommending approval of the Muskeg

Valley quarry. Birch expects all final operating permits for the MVQ to be in place for start-up of aggregate production in the third quarter of 2005.

 Birch has largely completed the geological and environmental fieldwork to be used in the regulatory filings for the Hammerstone Project EIA and application, which the Company expects to file in third quarter 2005. Engineering, environmental and regulatory costs to complete and file this application in 2005 are projected to be approximately $2.4 million. As this is a preliminary estimate, the final cost for regulatory approval of the Hammerstone Project could be higher if referred to a public hearing.

Current Status- Precious Metals

Since 1993, Birch has conducted extensive precious metals exploration on the Athabasca mineral property, including field mapping and prospecting, land and airborne geochemical and geophysical surveys, drilling, core logging, sampling and analysis, as well as a wide variety of analytical testing and mineralogical research. Precious metal microparticles and nanoparticles have been identified and independently confirmed in both sedimentary and basement rocks from the Athabasca mineral property and are the target of Birch's precious metal exploration. There are no known potentially economic occurrences of precious metals on the Athabasca mineral property. A comprehensive discussion of the geology and mineral potential of the Athabasca mineral property is included in the 2003 Technical Report.

Birch does not plan to conduct field exploration for precious metals until such time that it has acquired or developed, and independently verified, a method for reliably determining precious metals concentrations in rocks from the Athabasca mineral property. Although work in exploration and technology has been deferred since 2003, Birch will assess its research and development work to date and determine an approach for realizing the value of the data accumulated and the patented processes.

Birch Mountains Mineral Property

Diamond exploration of the Birch Mountains mineral property was not successful. The mineral permits making up the Birch Mountains mineral property expired in 2004. Birch no longer owns any mineral property in this area.

ITEM 5     OPERATING AND FINANCIAL REVIEW AND PROSPECTS

General

This discussion should be read in conjunction with Birch's consolidated financial statements. Birch's consolidated financial statements have been prepared in accordance with Canadian GAAP, which differ from US GAAP. For a discussion of these differences, see the notes to Birch's consolidated financial statements in "Item 17 - Financial Statements."

A.     Operating Results

Years Ended December 31, 2004, 2003 and 2002

Prior to 2002, the Company focused on precious metals, base metals and diamond exploration and minerals technology development. In 2002, the Company identified a business opportunity to develop a limestone quarry for aggregate sales and the manufacturing of quicklime for use by the oil sands industry. As a result, since 2002 the Company has focused on advancing this limestone business opportunity and deferred funding for precious metal exploration and further technology development. Birch intends to continue research and development of precious metals in the future.

The Company incurred a net loss of $1,224,057 in the year ended December 31, 2004, compared to a net loss of $557,435 in 2003 and a net loss of $1,809,950 in 2002. As at December 31, 2004, the Company had retained earnings, as restated, of $111,491.

Corporate Expenses

Total corporate expenses in 2004 were $1,872,876 (excluding $762,371 of mineral properties expensed), and in 2003 were $1,136,023 (excluding $744,385 of mineral properties expensed), and in 2002 were $1,170,931 (excluding $976,305 of mineral properties expensed).

The Company adopted the stock-based compensation and other stock-based payment accounting standard of the Canadian Institute of Chartered Accountants Handbook Section 3870 in 2003. The impact of the adoption of this standard for the year ended December 31, 2004 was additional compensation expense of $246,127 and additional professional fees of $35,922. For the year ended December 31, 2003, the impact was an additional compensation expense of $66,681, additional mineral exploration costs of $1,231 and additional amounts charged to share capital as share issue costs in the amount of $22,045.

Corporate expenses, excluding non-cash stock-based compensation, increased in 2004 to $1,590,827 compared with $1,069,342 in 2003 and $1,170,931 in 2002. The increase in 2004 reflects the increased focus on the industrial mineral potential of the Athabasca mineral property and professional fees and office expenses for the work required in the regulatory applications for the MVQ and the Hammerstone Project.  Additionally, the increase was caused by additional promotional costs reported in shareholder services and promotion expenses and consulting expenses related to additional printing and distribution of company brochures, investors awareness, executive travel and an investor relations consultant.

Mineral Exploration Costs
 The Company incurs mineral exploration costs in its three divisions. In 2004, the Company spent a total of $3,915,604, of which $3,153,233 was capitalized.

Total Mineral Exploration Costs	2004	2003	2002
Industrial Minerals	$ 3,153,233	$ 807,327	$ 112,460
Mineral Exploration	762,371	262,044	821,331
Mineral Technology	-	11,150	42,514
Total Mineral Exploration Costs	3,915,604	1,080,521	976,305
Mineral Exploration Costs Capitalized	3,153,233	336,136	-
Mineral Exploration Expenses	$ 762,371	$ 744,385	$ 976,305

Industrial Minerals Costs
The Company continues to focus on its Industrial Minerals Division, which was established in 2002. In 2004,

Birch focused most of its financial resources on a further geological evaluation of the MVQ and environmental approvals. In 2004, $3,153,233 was spent with this entire amount being capitalized, compared to 2003 where $807,327 was spent with $336,136 of this amount being capitalized. In 2002, this division spent $112,460, with no amounts capitalized. Birch will continue to invest in its limestone quarry project.

Mineral Exploration Costs
Mineral exploration costs relate to industrial minerals and precious metals. Costs increased to $762,371 in 2004 from $262,044 in 2003 and $821,331 in 2002. This work was focused on the Company's Athabasca mineral property.

Mineral Technology Costs
With the Company's focus on industrial minerals in 2004, spending on scientific research directed to developing proprietary extraction and analytical techniques for precious metals decreased to zero from $11,150 in 2003 and $42,514 in 2002. The results of Birch's previous research led to the filing of a US and international patent application in the spring of 2000. Birch was granted a US patent in December 2002.

Corporate Income

Income in 2004 is from interest. The Company generated revenue by granting certain rights to extract limestone to Syncrude Canada Ltd. in 2003 for $100,000 and to Suncor Energy Ltd. in 2002 for $250,000. Birch has limited income from production because the Industrial Minerals Division is in development, all other properties remain at the exploration stage, and its technology is in the research phase. The Company's ability to generate income requires the opening of the MVQ and successful sale of aggregates and this is the Company's focus in 2005.

Three Months Ended March 31, 2005 and 2004

The Company incurred a net loss of $1,416,603 in the period ended March 31, 2005.

During the first quarter of 2005, total expenses were $1,442,391 as compared to $537,356 during the first quarter of 2004. However, including mineral expenditures that were capitalized of $746,336 (2004-$815,186) and excluding non-cash stock-based expenses of $687,913 (2004-$48,191), normalized total expenditures were $1,500,814 compared to $1,304,351 for 2004, an increase of 196,463. Expenditures on mineral exploration and development have been fairly consistent period over period, with the 15% increase in total expenditures resulting from additional administrative expenses.

Corporate Expenses

Corporate expenses, excluding non-cash stock-based expenses, increased by $214,943 in the first quarter of 2005, totalling $533,786 as compared to $318,843 for 2004.

•	Professional fees, excluding non-cash stock-based expenses of $63,543, contributed to the increase by $19,881 due to the fees associated with a US based investor relations firm;

•

Shareholder services and promotion expenses accounted for $111,124 of the total increase, which resulted from additional costs associated with printing shareholder documents of approximately $75,000 and additional travel costs associated with investor relations of approximately $29,000;

•	Salaries and benefits contributed to the increase by $29,431 due to the hiring of an additional executive; and

•	Office expenses contributed to the increase by $53,432 related to increased office rent.

Non-cash stock-based expenses including stock-based compensation expense and professional fees are related to stock options issued to employees, directors, and advisors. The recorded expense was $639,722 higher for the first quarter of 2005 compared to the first quarter of 2004, due to options issued in early 2005.

Mineral Exploration Costs

For the quarter ended	March 31, 2005	March 31, 2004
Industrial Minerals	$ 220,692	$ 151,396
Mineral Exploration	-	18,926
Mineral Technology	-	-
	220,692	170,322
Amounts Capitalized	746,336	815,187
Mineral Exploration Costs	$ 967,028	$ 988,509

Industrial Minerals Costs: Total mineral exploration costs including expenditures capitalized were $967,028 in the first quarter of 2005 compared to $985,509 in the first quarter of 2004. These costs related to the industrial minerals division. Activity in each quarter was consistent as engineering, geological, regulatory and environmental work, including the CERI and AMEC independent technical reports, was undertaken to advance the development of the MVQ.

Precious Metals Exploration Costs: With the Company's focus on industrial minerals, exploration costs related to precious metals decreased from $18,926 in the first quarter of 2004, to $0 in the same period in 2005.

Mineral Technology Costs: There was no activity in this division during the first quarter of 2005.

Corporate Income

The Company's main source of income from year-to-year has been interest earned on its term deposits. For the quarter ended March 31, 2005, the interest earned was $25,788 compared to $7,749 for the quarter ended March 31, 2004. Interest income varies with the amount of money in term deposits.

B.     Liquidity and Capital Resources

Years Ended December 31, 2004, 2003 and 2002

The Company's primary source of cash has been private placements of equity securities. Working capital at December 31, 2004 was $5,281,050, compared to $1,780,829 at December 31, 2003 and a working capital deficit of $832,191 at December 31, 2002.

During 2004, Birch raised gross proceeds of $6.6 million through private placements, compared to $4.5 million in 2003 and $926,705 in 2002. Birch received $228,580 from the exercise of stock options in 2004, $65,500 in 2003 and during 2002 no options were exercised. Birch also received $2.7 million from the exercise of warrants in 2004, and no warrants were exercised in 2003 or 2002. The funds raised in 2004 provided working capital to sustain basic operations into 2005.

At cash expenditure rates consistent with the fourth quarter of 2004, the Company has existing capital to continue operations into the fourth quarter of 2005. Total cash expenditures in 2004 increased to approximately $196,000 per month from approximately $151,000 in 2003 and $179,000 in 2002. This is largely due to general and administrative costs as the corporate infrastructure was built to move the Company into operations with quarry production expected by third quarter 2005. The Company is assessing financing and strategic opportunities to start-up the MVQ production and the initial sales of various aggregate products, to advance the regulatory approval of the Hammerstone Project, including the quicklime plant, to assess research on precious metals and to continue ongoing corporate activities. To the extent the Company raises additional capital by issuing equity or convertible debt securities, ownership dilution to shareholders will result. At December 31, 2004, the Company had renounced flow-through expenditures of $3.7 million, spent qualifying expenditures on 2003 commitments of $1.9 million and has a further requirement to spend $2.5 million of qualifying expenditures for work associated with the MVQ and the Hammerstone Project prior to December 31, 2005.

On-going commitments for capital resources relate largely to the maintenance of the mineral permits and leases granted to the Company by the Government of Alberta plus some general operating leases. The total landholdings of the Company decreased by 34,513 hectares in 2004 to a total of 335,190 hectares (828,269 acres). Lease and permit payments, along with associated fees in 2004 were $659,177, while lease and permit payments and commitments beyond 2004 will be approximately $655,235 if Birch continues to hold all of its mineral leases and permits into the future.

Three Months Ended March 31, 2005 and 2004

The Company's primary source of cash has been private placements. Working capital at March 31, 2005 is $4,436,325, a decrease of approximately $845,000 from December 31, 2004. The decrease is a result of lower cash balances resulting from cash expenditures in first quarter 2005.

During the quarter, Birch received $409,000 from the exercise of stock options and warrants. At gross expenditure rates consistent with the first quarter of 2005, the Company has existing capital to continue operations into the fourth quarter of 2005.

At March 31, 2005, the Company holds mineral leases, permits and permits-to-lease conversions, in the Athabasca region, covering an area of 402,965 hectares (995,744 acres), which is an increase of 67,775 hectares over the land position at December 31, 2004. The increase relates to additional permits secured in first quarter 2005. Lease and permit payments, along with associated fees in 2005 and years beyond will be approximately $670,000 annually, if Birch continues to hold all of its mineral permits and leases into the future.

C.     Research and Development, Patent and Licenses

During the fiscal year ended December 31, 2000, the Company commenced research in new mineral technology applications. The research resulted in the filing of a US and international patent applications. It is the Company's policy that costs associated with such research are expensed in the period in which they are incurred. During the fiscal year ended December 31, 2004, the Company did not spend any monies on research as compared to $11,150 in 2003 and $42,514 in 2002.

Late in 2002, Birch was granted US patent number 6,494,932 entitled "Recovery of Natural Nanoclusters and the Nanoclusters Isolated Thereby". Birch has also filed a parallel patent application for protection under the International Patent Cooperation Treaty.

D.     Trend Information

Industrial Minerals
 There is a growing demand for aggregate and quicklime in the Fort McMurray region of Alberta and Birch has applied to licence a limestone quarry and will apply to license a quicklime plant. The expansion, construction and operation of oil sands projects requires large volumes of aggregate, in addition to aggregate required for constructing the regional infrastructure to support this development, and aggregate products.

The proposed MVQ also contains limestone units suitable for producing quicklime. Quicklime is used to remove sulphur dioxide and other contaminants from the emission stacks of industrial facilities including oil sands plants. Quicklime is also used to treat water used for bitumen production and to remove sulphur, mercury and other impurities. Birch has been in contact with a number of oil sands operators regarding future demand for quicklime and intends to aggressively pursue the business opportunity to establish a quicklime production facility on its proposed quarry site. Birch plans to file an application for an expended quarry and quicklime plant, the Hammerstone Project, in 2005.

E.     Off-balance Sheet Arrangements

The Company has no off-balance sheet arrangements.

F.     Tabular Disclosure of Contractual Obligations

As of December 31, 2004, the Company's known contractual obligations are as follows.

Payments due in each period
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Long-term Debt Obligations	-	-	-	-	-
Capital (Finance) Lease Obligations	-	-	-	-	-
Operating Lease Obligations	$ 707,000	$306,000	$ 371,000	$30,000	-
Purchase Obligations	-	-	-	-	-
Other Long-Term Liabilities Reflected on the Company's Balance Sheet under the GAAP of the primary financial statements - Land Lease Costs	6,199,000	473,000	926,000	919,000	3,881,000
Total	$ 6,906,000	$ 779,000	$ 1,297,000	$ 949,000	$ 3,881,000

ITEM 6     DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.     Directors and Senior Management

The following table sets forth the name, business experience, functions and areas of experience in Birch and principal business activities performed outside of Birch (including, in the case of directors of Birch, other principal directorships) of each director, member of senior management and employees upon whose work Birch is dependent, as of June 21, 2005:
Name	Function	Principal Business Activities, Business Experience and Principal Directorships	Number of Common Shares and Percentage of Class, Number of Warrants and Stock Options Held June 21, 2005
Kerry E. Sully	Chairman of the Board and Director since 1995

Since 1999, Mr. Sully has been President and CEO of CGX Energy Inc., a company exploring for hydrocarbons in Guyana and was President, Chief Executive Officer and a Director of Ranchmen's Resources Ltd. from 1989 to 1995.

299,000 common shares (0.4%) 150,000 stock options(4) 125,000 stock options(5) 150,000 stock options(6) 125,000 stock options(8) 75,000 stock options(11)
Douglas J. Rowe	President and Chief Executive Officer and Director since 1994

Mr. Rowe is President and CEO of the Company, and was President and Chairman of the Board of Brougham Geoquest, Ltd., a company engaged in mineral exploration, and Brougham Energy Corporation, a company engaged in oil and gas exploration and development. Mr. Rowe is a director of Energy Exploration Technologies Inc., a company developing remote sensing technology to assist in the exploration of hydrocarbons.

677,983 common shares (1.0%) 390,000 stock options(4) 90,000 stock options(5) 300,000 stock options(6) 250,000 stock options(8) 175,000 stock options(11)

Name	Function	Principal Business Activities, Business Experience and Principal Directorships	Number of Common Shares and Percentage of Class, Number of Warrants and Stock Options Held June 21, 2005
Donald L. Dabbs	Senior Vice President and Director since 1994, formerly Vice-President and Chief Financial Officer

Mr. Dabbs was the President and Chief Executive Officer of Niaski Environmental Inc. from 1998-1999. He was Regional Manager, Bovar Environmental, and had served as a Vice-President of Concord Environmental Corporation from 1988 to 1994 where he was responsible for resource development planning and regulatory approvals for clients, particularly in the Athabasca oil sands.

448,972 common shares (0.7%) 200,000 stock options(4) 100,000 stock options(5) 250,000 stock options(6) 200,000 stock options(8) 75,000 stock options(11)
Lanny K. McDonald	Director since 1995

In 1990, after more than 16 years of National Hockey League play, Mr. McDonald joined the Calgary Flames as Vice President for ten years. He is now Marketing Director with Baker Hughes Canada, an oilfield services company.

171,666 common shares (0.3%) 13,333 warrants(1) 100,000 stock options(4) 150,000 stock options(5) 150,000 stock options(6) 100,000 stock options(8) 50,000 stock options(11)
Dr. Hugh Abercrombie	Vice-President, Exploration since 1998

Dr. Abercrombie joined Birch from the Geological Survey of Canada where he studied low temperature, metastable geochemical processes and developed the theories underlying the Prairie Gold Model. Since taking on his current position, Dr. Abercrombie has directed Birch's exploration and technology activities, spearheading efforts to understand the origin and behaviour of natural nanoparticles.

387,699 common shares (0.6%) 100,000 stock options(4) 65,000 stock options(5) 200,000 stock options(6) 150,000 stock options(8) 75,000 stock options(11)
Dr. Jack Clark O.C.	Director since 2001

Dr. Clark is an independent consultant with over 40 years of engineering experience. For 15 years (until March 1997) he was President & CEO of C-CORE, an applied research company in St. John's, Newfoundland & Labrador. Dr. Clark has been an Honorary Professor of Engineering at Memorial University of Newfoundland and continues to consult to a wide range of government and industry clients.

225,000 common shares (0.3%) 100,000 stock options(4) 25,000 stock options(5) 150,000 stock options(6) 100,000 stock options(8) 50,000 stock options(11)
Charles Hopper	Director since 2001

Mr. Hopper is a Managing Director of Lehman Brothers, Inc. of New York and has twenty-five years experience in the financial industry. During the past five years at Lehman Brothers, Mr. Hopper has been responsible for Private Client Services Asset Management.

77,500 common shares (0.1%) 100,000 stock options(2) 25,000 stock options(3) 25,000 stock options(4) 125,000 stock options(5) 150,000 stock options(6) 100,000 stock options(8) 50,000 stock options(11)
Derrick Kershaw	Director since 2004

Mr. Kershaw recently retired as General Manager, Aurora Mine for Syncrude Canada, where he was responsible for all aspects of the new Aurora Mine Project. With Syncrude, he held the position of General Manager, Extraction Operations, Manager Overburden and Tailings in Mining Operations, and Manager Mine Mobile Maintenance. He also was Manager in Syncrude Research Department. Mr. Kershaw served as Chair of the Advisory Board for the Fort McMurray Oil sands Discovery Centre.

No common shares 125,000 stock options(7) 125,000 stock options(8) 50,000 stock options(11)
Larry Shelley	Director since 2005

From 2000 to 2003 Mr. Shelley was the Executive Vice-President of Advisory Services at Meyers Norris Penny LLP, a public accounting firm, and President of the Tamarack Group Ltd., a corporate finance company. Since 2004 Mr. Shelley has been the President of SRG Capital Ltd. , a private investment firm.

50,000 common shares 350,000 stock options(12)

Name	Function	Principal Business Activities, Business Experience and Principal Directorships	Number of Common Shares and Percentage of Class, Number of Warrants and Stock Options Held June 21, 2005
Hansine Ullberg	Vice-President, Finance and Chief Financial Officer since 2005

Ms. Ullberg has held the positions of Director of Finance for The Calgary Flames, Vice President of Finance and Administration for Alterna Technologies Group Inc., Divisional Controller for Barton Instrument Systems, and Manager of Accounting and Auditing for Ernst and Young. Ms. Ullberg has a Bachelor of Commerce (Honours) and Masters of Accountancy from the University of Manitoba and obtained her CA in 1996.

No common shares 200,000 stock options(10) 150,000 stock options(11)
Russell Gerrish	Vice-President, Operations and Engineering since 2005	Mr. Gerrish has 27 years of experience in engineering management and consulting, aggregate exploration, and mine planning/implementation related to aggregates, asphalt and ready-mix concrete.	70,000 common shares 30,000 stock options(9) 200,000 stock options(10) 150,000 stock options(11)

Notes:

(1) Each warrant entitles the holder to purchase one common share at a price of $0.75 per share until December 31, 2005.

(2) Each stock option entitles the holder to purchase one common share at a price of $0.60 per share until January 27, 2006.

(3) Each stock option entitles the holder to purchase one common share at a price of $0.65 per share until April 24, 2006.

(4) Each stock option entitles the holder to purchase one common share at a price of $0.26 per share March 18, 2007.

(5) Each stock option entitles the holder to purchase one common share at a price of $0.34 per share until April 3, 2007.

(6) Each stock option entitles the holder to purchase one common share at a price of $0.30 per share until October 2, 2008.

(7) Each stock option entitles the holder to purchase one common share at a price of $0.53 per share until May 31, 2009.

(8) Each stock option entitles the holder to purchase one common share at a price of $0.55 per share until August 31, 2009.

(9) Each stock option entitles the holder to purchase one common share at a price of $0.74 per share until November 23, 2009.

(10) Each stock option entitles the holder to purchase one common share at a price of $2.35 per share until January 11, 2010.

(11) Each stock option entitles the holder to purchase one common share at a price of $2.48 per share until March 7, 2010.

(12) Each stock option entitles the holder to purchase one common share at a price of $2.09 per share until April 15, 2010.

To the knowledge of Birch, there are no arrangements or understandings with major shareholders, customers, suppliers or others, pursuant to which any person referred to above was selected as a director or member of senior management of Birch and there is no family relationship between any of the persons named above. Pursuant to an Option Agreement dated May 9, 1996, among Birch, Calvyn M. Loree, James A. Brown, Saskatoon Natural Resources Ltd. and Robert M. Friedland. Mr. Friedland currently has the right to nominate one individual to the Board of Directors of Birch; however, Mr. Friedland has made no such nomination for the forthcoming year.

B.     Compensation

The following table sets forth the amount of compensation that was paid and benefits that were granted in the financial year ended December 31, 2004 to each of the individuals listed in Item 6(A) above.

Name	Compensation	Benefits
Douglas J. Rowe	$165,923	$1,123
Kerry E. Sully	0	0
Donald L. Dabbs	$132,389	$3,124
Lanny K. McDonald	0	0
Dr. Hugh Abercrombie	$123,491	$4,526
Dr. Jack Clark	0	0
Charles Hopper	0	0
Derrick Kershaw	0	0
Larry Shelley	0	0
Hansine Ullberg	0	0
Russell Gerrish	$101,281	0

See "Item 6 - Directors, Senior Management and Employees - Directors and Senior Management" regarding the number of options to purchase common shares of Birch, the exercise price and the expiration date of options granted to each of the individuals listed in Item 6(A) above.

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

Audit Committee

The Audit Committee of Birch currently consists of Larry Shelley, CA (chair), Charles Hopper and Kerry E. Sully. The general function of the Audit Committee is to review the overall audit plan, results of the external audit, the annual financial statements and management discussion and analysis ("MD&A"), the review of quarterly financial statements and MD&A, the Company's system of internal controls, the Company's accounting and disclosure policies and to resolve any potential disputes with Birch's auditors.

Compensation Committee

The Compensation Committee of Birch currently consists of Lanny K. McDonald (chair), Jack Clark and Derrick Kershaw. The general function of the Compensation Committee is to review the overall compensation policy and amounts, including benefits, and other personnel issues.

Compensation Policy

The Company's compensation policy has three components: (i) base salary/consulting fee and benefits, (ii) the award of stock options and (iii) bonus. The salary/consulting fee for each executive officer is determined having regard to such executive officer's responsibilities and performance. The Compensation Committee undertakes a review of the compensation paid by similar companies in setting guidelines for the compensation of all Company's employees. The Compensation Committee has provided greater emphasis on the issuance of stock options to its executive officers as a major form of compensation. In the view of the Compensation Committee, the issuance of stock options has had the advantages of encouraging growth in the Company and its share value, while reducing the cash expenditures required for executive salaries. . The Company is currently a party to an employment contract with Douglas J. Rowe dated December 1, 1995, and approved by the shareholders of the Company on May 31, 1996. Pursuant to the employment contract Mr. Rowe receives a salary of $108,000 annually and is entitled to receive stock options as determined from time to time by the Committee. The Board of Directors of the Company has subsequently approved increases in Mr. Rowe's annual salary to $140,000 per annum, effective June 15, 2000, $164,800 effective January 1, 2004 and $180,000 effective March 1, 2005.

Governance and Risk Committee

The Governance and Risk Committee of Birch currently consists of Charles Hopper (chair), Lanny K. McDonald and Larry Shelley. The general function of the Governance and Risk Committee is to assess corporate governance practices of the Company and frequently assess business risks.

Health, Safety and Environment Committee

The Health, Safety and Environment Committee of Birch currently consists of Derrick Kershaw (chair), Jack

Clark and Don Dabbs. The general function of the Health, Safety and Environment Committee is to review the Company's practices and policies related to health, safety and the environment and to review the Company's performance in the areas of health, safety and environment.

D.     Employees

The following table sets out the number of employees of Birch at the end of each of the past three financial years, including their main category of activity. All of Birch's employees are employed in Alberta, Canada.

	As at December 31
	2004	2003	2002
Operations(1)	6	6	6
Accounting	1	1	1
Administration	4	4	4
Total	11	11	11
(1) Includes personnel involved in technology, exploration and industrial minerals.

E.     Share Ownership

See "Item 6 - Directors, Senior Management and Employees - Directors and Senior Management", above, for disclosure regarding share ownership and options of Birch directors and senior management.

The Board of Directors of the Company adopted the stock option plan of the Company on May 7, 2004, which was ratified by shareholders on July 8, 2004 (the "Plan"). The purpose of the Plan is to advance the interests of the Company by encouraging the directors, officers, employees and consultants of the Company, and of its subsidiaries, if any, to acquire shares in the Company, thereby increasing their proprietary interest in the Company, encouraging them to remain associated with the Company and furnishing them with additional incentive in their efforts on behalf of the Company in the conduct of its affairs. The Plan is administered by the Board of Directors of the Company or by a special committee of the Board of Directors, if appointed, from time to time (the "Board"). Pursuant to the Plan, the Board may grant non-transferable options to purchase Common Shares of the Company to directors, officers, employees and consultants of the Company and its subsidiaries and employees of a person or company which provides management services (excluding investor relations services) to the Company or its subsidiaries ("Management Company Employees") (such persons hereinafter collectively referred to as "Participants"). Under the Plan, the number of Common Shares subject to an option granted to any one Participant shall be determined by the Board; however, the aggregate number of Common Shares which may be reserved for issuance to any one Participant shall not exceed the maximum number of shares permitted by any stock exchange or exchanges on which the Common Shares of the Company are then listed and any other regulatory body having jurisdiction (the "Exchange"). The aggregate number of Common Shares issuable upon the exercise of all options granted under the Plan may not exceed 10,269,047 shares. Options issued pursuant to the Plan will have an exercise price determined by the Board provided that such exercise price shall not be less than the price permitted by the Exchange. Options granted under the Plan are non-transferable and expire the earlier of 5 years from the date of grant or 90 days from the date the optionee ceases to be a director, officer, employee or consultant of the Company of its subsidiaries or a Management Company Employee (or, in the case of an optionee performing investor relations activities, within 30 days of the cessation of services to the Company). In the event of death of an optionee, options held by such optionee will expire the earlier of 5 years from the date of grant or one year from the date of such death.

ITEM 7     MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.     Major Shareholders

To the knowledge of Birch, as of May 9, 2005, there are no persons or entities who beneficially hold, directly or indirectly or exercise control or direction over, more than 5% of the voting rights attached to the issued and outstanding common shares of Birch.

As of May 9, 2005, 102 holders having an address of record within the US owned 12,159,267 common shares, representing 18.0% of Birch's 67,500,732 (as of May 9, 2005) outstanding common shares.

B.     Related Party Transactions

Other than the participation by certain of the Company's directors and executive officers in private placement financings on the same basis as unrelated third party investors, during the Company's last fiscal year and up to the date of this Form 20-F, Birch has had no transactions and there are no presently proposed transactions which are material to Birch or a related party, or any transactions that are unusual in their nature or conditions, involving goods, services, or tangible or intangible assets with (a) enterprises that, directly or indirectly, through one or more intermediaries, control or are controlled by, or are under common control with, the Company; (b) associates, being an unconsolidated enterprise in which the Company has a significant influence or which has significant influence over the Company, where significant influence over an enterprise is the power to participate in the financial and operating policy decisions of the enterprise but is less than control over those polices and where shareholders beneficially owning a 10% interest in the voting power of the Company are presumed to have a significant influence on the Company; (c) individuals owning, directly or indirectly, an interest in the voting power of the Company that gives them significant influence over the Company, and close members of any such individual's family; (d) key management personnel, being those persons having authority and responsibility for planning, directing and controlling the activities of the Company, including directors and senior management of the Company and close members of such individuals' families; and (e) enterprises in which a substantial interest in the voting power is owned, directly or indirectly, by any person described in (c) or (d) over which such person is able to exercise significant influence. This includes enterprises owed by directors or major shareholders of the Company and enterprises that have a member of key management in common with the Company. Close members of individual's family are those that may be expected to influence, or be influenced by, that person in their dealings with the Company.

The Company has not made any loans for the benefit of any of the persons listed in the previous paragraph.

C.     Interests of Experts and Counsel

This item is not applicable.

ITEM 8     FINANCIAL INFORMATION

A.     Consolidated Statements and Other Financial Information

Incorporated hereto are the audited consolidated financial statements for the years ended December 31, 2004, 2003 and 2002 and the unaudited consolidated interim financial statements for the periods ended March 31, 2005 and 2004 which are set forth in "Item 17 - Financial Statements."

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

B.     Significant Changes

On May 13, 2005, Ernst and Young LLP was appointed independent auditor for Birch, replacing Meyers Norris Penny LLP. No other significant changes have occurred since March 31, 2005.

ITEM 9     THE OFFER AND LISTING

A.     Offer and Listing Details

The following table sets forth the high and low market of the common shares on the TSXV for the periods indicated.

Year or Month	Period	High (Cdn$)	Low (Cdn$)
December 31, 2000	Year	3.05	0.40
December 31, 2001	Year	1.10	0.50
December 31, 2002	Year	0.73	0.10
December 31, 2003	Year	0.56	0.19
December 31, 2004	Year	2.50	0.45

2003	First Quarter	0.40	0.19
	Second Quarter	0.55	0.23
	Third Quarter	0.47	0.24
	Fourth Quarter	0.56	0.25
2004	First Quarter	1.08	0.46
	Second Quarter	0.71	0.45
	Third Quarter	0.67	0.49
	Fourth Quarter	2.50	0.53
2005	First Quarter	3.53	1.90

December 31, 2004	Month	2.50	0.99
January 31, 2005	Month	3.00	1.90
February 29, 2005	Month	3.53	2.52
March 31, 2005	Month	3.11	2.02
April 30, 2005	Month	2.55	1.94
May 31, 2005	Month	2.77	1.91

The following table sets forth the high and low market prices of the common shares on the OTC-BB; except for prices listed after March 21, 2005, when the Company's stock began trading on the American Stock Exchange ("AMEX"). All financial figures in this table are expressed in US dollars.

Year or Month	Period	High (US$)	Low (US$)
December 31, 2002	Year	0.29	0.07
December 31, 2003	Year	0.45	0.30
December 31, 2004	Year	2.05	0.34

2003	First Quarter	0.25	0.13
	Second Quarter	0.43	0.15
	Third Quarter	0.41	0.18
	Fourth Quarter	0.45	0.18

Year or Month	Period	High (US$)	Low (US$)
2004	First Quarter	0.90	0.37
	Second Quarter	0.56	0.34
	Third Quarter	0.52	0.34
	Fourth Quarter	2.05	0.37
2005	First Quarter	2.84	1.55

December 31, 2004	Month	2.05	0.82
January 31, 2005	Month	2.37	1.55
February 29, 2005	Month	2.84	2.04
March 31, 2005	Month	2.49	1.71
April 30, 2005	Month	2.04	1.55
May 31, 2005	Month	2.17	1.40

B.     Plan of Distribution

This item is not applicable.

C.     Markets

Trading in Canada

The Company's common shares trade on the TSXV under the symbol BMD.

Trading in the US

The Company's common shares trade on the AMEX under the symbol BMD.

D.     Selling Shareholders

This item is not applicable.

E.     Dilution

This item is not applicable.

F.     Expenses of the Issue

This item is not applicable.

ITEM 10     ADDITIONAL INFORMATION

A.     Share Capital

This item is not applicable.

B.     Memorandum and Articles of Association

The information under "Item 14 - Description of Securities to be Registered" contained in the Form 20-F/A4 Registration Statement dated April 25, 2001 is hereby incorporated by reference.

On March 28, 2005 the Board of Directors (the "Board") of the Company adopted the rights plan of the Company ("Rights Plan"), which was implemented pursuant to a shareholders rights plan agreement (the

"Rights Plan Agreement") of the same date between the Company and Computershare Trust Company of Canada, as rights agent. The shareholders of the Company approved the Rights Plan on May 12, 2005. The purpose of the Rights Plan is, firstly, to protect shareholders of the Company from unfair, abusive or coercive takeover strategies, including the acquisition of control of the Company by a bidder in a transaction or series of transactions that does not treat all shareholders equally or fairly or that does not afford all shareholders an equal opportunity to share in any premium paid upon an acquisition of control. Secondly, the purpose of the Rights Plan is to afford both the shareholders of the Company and the Board adequate time to assess an offer made for the Company and to pursue, explore and develop alternative courses of action in any attempt to maximize shareholder value.

The Rights Plan is not intended to deter a person from seeking to acquire control of the Company if such person is prepared to make a takeover bid pursuant to a "permitted bid" or "competing permitted bid" in accordance with the provisions of the Rights Plan. The Rights Plan is intended to make it impracticable to acquire 20% percent or more of the outstanding voting shares of the Company other than by way of a permitted bid or a competing permitted bid. This impracticability arises as a result of the fact that the Rights will substantially dilute the holdings of a person that seeks to acquire control of the Company other than by means of a permitted bid or a competing permitted bid.

There are no provisions in the By-laws regarding public disclosure of individual shareholdings. Notwithstanding this, applicable Canadian securities legislation required certain public disclosure of persons owning or acquiring common shares in excess of 10% of a corporation's issued and outstanding share capital.

C.     Material Contracts

Birch has not entered into any material contracts (not made in the ordinary course of business) in the two years prior the date of filing of this Form 20-F, except the Rights Plan. (See "Item 10 -Additional Information - Memorandum and Articles of Association").

D.     Exchange Controls

Canadian Investment Controls

There are no governmental laws, decrees or regulations in Canada relating to restrictions on the export or import of capital, or affecting the remittance of interest, dividends or other payments to non-residents. Dividends paid to US residents, however, are subject to a 15% withholding tax or a 5% withholding tax for dividends if the shareholder is a corporation owning at least 10% of the outstanding voting shares of Birch pursuant to Article X of the reciprocal tax treaty between Canada and the US (See "Item 10 -Additional Information - Taxation").

Except as provided in the Investment Canada Act (the "ICA"), which has provisions that restrict the holding of voting shares by non-Canadians, there are no limitations specific to the rights of non-Canadians to hold or vote the common shares under the laws of Canada or the Province of Alberta, or in the charter documents of Birch or its subsidiaries.

The ICA requires a person who is not a Canadian resident (a "non-Canadian") making an investment, which would result establish a new Canadian business or which would result in the acquisition of control of a Canadian business (i.e. the gross value of the assets of which exceed a certain monetary threshold), to identify, notify, or file an application for review with the Investment Review Division of Industry Canada ("IRD"). The notification procedure involves a brief statement of information about the investment on a prescribed form to be filed by the investor within 30 days following implementation of the investment. Specific investments are subject to review under the ICA. It is intention of the IRD that investments requiring only notification will proceed without government intervention.

The following investments by non-Canadians are subject to review under the ICA:

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
(b)

Except as specified in paragraph (c) below, a threshold is calculated annually for reviewable direct acquisitions by or from WTO investors. The threshold for 2005 is $250 million. Pursuant to Canada's international commitments, indirect acquisitions by or from WTO investors are not reviewable;

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

With reference to 1 (a) above, generally speaking, an acquisition is direct if it involves the acquisition of control of the Canadian business or of its direct or indirect Canadian parent and an acquisition is indirect if it involves the acquisition of control of a non-Canadian direct or indirect parent of an entity carrying on the Canadian business. No change of voting control will be deemed to have occurred if an investor acquires less than one-third of the voting control of a Canadian corporation.

With reference to 1(a) above, a WTO investor, as defined in the ICA, includes an individual who is a national of a member country of the WTO or who has the right of permanent residence in relation that WTO member, a government or government agency of a WTO investor-controlled corporation, a limited partnership, trust or joint venture that is neither WTO-investor controlled or Canadian controlled of which two-thirds of its board of directors, general partners or trustees, as the case may be, are any combination of Canadians and WTO investors.

The ICA exempts certain transactions from notification and review, including, among others,

1.	An acquisition of voting shares if the acquisition were made in the ordinary course of that persons' business as a trader or dealer in securities;
2.

An acquisition of control of the company in connection with the realization of a security interest granted for a loan or other financial assistance and not for any purpose related to the provisions of the ICA;

3.

The acquisition of voting interests by any person in the ordinary course of a business carried on by that person that consists of providing, in Canada, venture capital on terms and conditions not inconsistent with such terms and conditions as may be fixed by the Minister; and

4.

Acquisition of control of the company by reason of an amalgamation, merger, consolidation or corporate reorganization, following which the ultimate direct or indirect control in fact of the company, through the ownership of voting interests, remains unchanged.

E.     Taxation

In the opinion of Birch, the following is a summary of the principal Canadian federal income tax considerations generally applicable in respect of the holding and disposition of common shares. The income tax consequences to any particular holder of common shares will vary according to the particular circumstances of each holder, including without limitation, the status of that holder as an individual, trust, corporation or member of a partnership, the jurisdiction in which that holder is subject to taxation and the place where that holder is resident.

This summary is based upon the Company's understanding of current provisions of the Income Tax Act (Canada) and the regulations there under (collectively, the "Tax Act", or "ITA") and the Canada-United States Tax Convention (1980) (the "Tax Convention") as at the date of this Form 20-F, of all specific proposals to amend the Tax Act publicly announced prior to the date hereof and of the current published administrative and assessing practices of the Canada Revenue Agency (formerly the Canada Customs and Revenue Agency). Other than such proposed amendments, this summary does not take into account or anticipate changes in the law, whether by way of judicial decision or legislative action, nor any changes in the administrative or assessing practices of the CRA. This summary does not take into account, or anticipate any provincial, territorial or foreign tax legislation or other considerations, which may differ from those consideration described herein.

This summary is applicable only to holders who for the purposes of the Tax Act and the Tax Convention, are resident in the US, have never been resident in or deemed to be resident in Canada at any time while they have held common shares; deal at arm's length with and are not affiliated with, the Company, hold their common shares as capital property, do not carry on and are not deemed to carry on an insurance business in Canada, and will not use or hold the common shares in the course of carrying on business in Canada. Special rules, which are not discussed in this summary, may apply to a US holder that is a corporation that carries on business in Canada and elsewhere.

This summary is of a general nature only and is not intended to be, nor should it be construed to be, legal or tax advice to any holder of common shares. No opinion was requested by the Company or provided by its auditors or lawyers. Each holder should consult his own tax advisor with respect to the income tax consequences applicable to him in his own particular circumstances.

Disposition of Common Shares

A non-resident of Canada will not be subject to tax under the Tax Act in respect of a capital gain realized upon the disposition or deemed disposition of a common share of the Company unless it constitutes "taxable Canadian property" under the Tax Act and the holder is not entitled to relief under the Tax Convention. A common share being listed on a prescribed stock exchange will be taxable Canadian property to a non-resident holder if, at any time during the period of five years immediately preceding the disposition, the non-resident holder, persons with whom the non-resident holder did not deal at arm's length, or the non-resident holder and such persons, owned (or had the right to acquire) 25% of more of the issued shares of any class or series of the Company (or any predecessor) or such shares were acquired in a tax-deferred exchange for property that was itself taxable Canadian property.

In the case of a non-resident holder to whom shares of the Company represent taxable Canadian property and who is resident in the US, no Canadian tax will generally be payable on a capital gain realized on such shares by reason of the Tax Convention, unless the value of such shares is derived principally from real property situated in Canada or the non-resident holder previously held the shares while resident in Canada. Mineral exploration rights are generally considered to be real property for this purpose. Shareholders should consult with their advisors as to whether they will be afforded relief under the Tax Convention.

If common shares of the Company constitute taxable Canadian property and a holder is not afforded relief under the Tax Convention, a capital gain (or capital loss) will generally be realized to the extent that the proceeds of disposition received exceed (or are less than) the aggregate adjusted cost base of such shares, net of any reasonable costs of disposition. One-half of any such capital gain ("taxable capital gain") will be required to be included in income in the year of the disposition. One half of the amount of any capital loss ("allowable capital loss") may be deductible against certain taxable capital gains realized in the year, and may otherwise be available for deduction in other taxation years in accordance with the provisions of the Tax Act.

However, special rules apply if a non-resident or certain designated partnerships dispose of common shares of the Company to another corporation resident in Canada with which the non-resident does not deal or is deemed not to deal at arm's length and, immediately after the disposition, the Company is "connected" with the purchaser corporation within the meaning of the Tax Act. Generally speaking, such circumstance may occur where the Company is controlled by the purchaser corporation or where the purchaser corporation holds shares representing more than 10% of the issued share capital of the Company having full voting rights under all circumstances and shares having a fair market value of more than 10% of the fair market value of all issued shares of the Company. In such case, amongst other results, the amount by which the fair market value of any consideration paid by the purchaser corporation (other than any shares of the purchaser corporation) exceeds the paid-up capital of the common shares sold will be deemed to be a dividend paid by the purchasing corporation, and subject to withholding taxes as described below.

Dividends

In the case of any dividends paid or credited or deemed to be paid or credited to non-residents, the non-resident will be subject to tax on the gross amount of such dividends. In the absence of protection under the Tax Convention, the Company will be required to withhold there from on account of tax, 25% of the amount of such dividend, and remit same to the Receiver General of Canada, and the net amount of the dividend will be paid to the non-resident holder. In certain cases Article X of the Tax Convention reduces the rate of tax on dividends paid to residents of the US to 15% of the gross dividend (or 5% in the case of certain corporate shareholders owning at least 10% of the Company's voting shares). Stock dividends received by non-residents from the Company are taxable in Canada as ordinary dividends.

Dispositions of common shares to the Company (unless the Company acquired the common shares in the open market in the manner in which shares would normally be purchased by any member of the public), will result in a deemed dividend to the holder equal to the amount by which the consideration paid by the Company exceeds the paid-up capital of such shares. The amount of such deemed dividend would be subject to withholding tax as described above.

US Federal Income Tax Consequences

The following is a discussion of possible US Federal income tax consequences, under US law, generally applicable to a US Holder (as defined below) of common shares of the Company. This discussion does not address consequences peculiar to persons subject to special provisions of US Federal income tax law, such as those described below as excluded from the definition of a US Holder. In addition, this discussion does not cover any alternative minimum, US state and local or foreign tax consequences.

The following discussion is based upon the Internal Revenue Code of 1986, as amended (the "Code"),

Treasury Regulations, published Internal Revenue Service ("IRS") rulings, published administrative positions of the IRS, and court decisions that are currently applicable, any of which could be materially and adversely changed, possibly on a retroactive basis, at any time. In addition, the discussion does not consider the potential effects, both adverse and beneficial, of recently proposed legislation which, if enacted, could be applied, possibly on a retroactive basis, at any time.

This summary is for general information only and it is not intended to be, nor should it be construed to be, legal or tax advice to any holder or prospective holder of common shares and no opinion or representation with respect to the US Federal income tax consequences to any such holder or prospective holder is made. Holders and prospective holders of common shares of the Company should consult their own tax advisors about the US Federal, US state and local, and foreign tax consequences of purchasing, owning and disposing of common shares of the Company.

As used herein, a US Holder includes a holder of common shares who is a citizen or individual resident (as defined under US tax laws) of the United States; a corporation created or organized in or under the laws of the US or of any political subdivision thereof; an estate the income of which is taxable in the US irrespective of source; or a trust if (a) a court within the US is able to exercise primary supervision over the trust's administration and one or more US persons have the authority to control all of its substantial decisions or (b) the trust was in existence on August 20, 1996 and has properly elected to continue to be treated as a US person. This summary does not address the US tax consequences to, and US Holders do not include, persons subject to specific provisions of federal income tax law, including, but not limited to, tax-exempt organizations, qualified retirement plans, individual retirement accounts and other tax-deferred accounts, financial institutions, insurance companies, real estate investment trusts, regulated investment companies, broker-dealers, non-resident alien individuals, persons or entities that have a "functional currency" other than the US dollar, persons who hold common shares as part of a straddle, hedging or a conversion transaction, and persons who acquire their common shares as compensation for services. This summary is limited to US Holders who own common shares as capital assets and who hold the common shares directly and not through an intermediary entity.

Distributions on Common Shares of the Company

Subject to the discussion below regarding "passive foreign investment companies" ("PFICs"), US Holders receiving dividend distributions (including constructive dividends) with respect to common shares of the Company are required to include in gross income (for US Federal income tax purposes) the gross amount of such distributions, to the extent that the Company has current or accumulated earnings and profits, as determined under US Federal tax principals. This inclusion is done without reduction for any Canadian income tax withheld from such distributions.

Any Canadian tax withheld may be credited (subject to certain limitations) against the US Holder's US Federal taxable income. (See more detailed discussion at "Foreign Tax Credits" below.) To the extent that distributions exceed current or accumulated earnings and profits of the Company, they will be treated first as a return of capital up to the US Holder's adjusted basis in the common shares and thereafter as a gain from the sale or exchange of the common shares. Dividends received by non-corporate US Holders may be subject to US federal income tax at lower rates (generally 15%) than other types of ordinary income in taxable years beginning before 2009 if certain conditions are met. These conditions include the Company not being classified as a PFIC, it being a qualified foreign corporation, the US Holder's satisfaction of a holding period requirement, and the US Holder not treating the distribution as "investment income" for purposes of the investment interest deduction rules. In the case of US Holders that are corporations, such dividends generally will not be eligible for the dividends received deduction.

Foreign Tax Credit

A US Holder who pays (or has withheld from distributions) Canadian income tax with respect to the common shares of the Company may be entitled, at the option of the US Holder, to either a deduction or a tax credit for such foreign tax paid or withheld, at the option of the US Holder. Generally, it will be more advantageous to claim a credit because a credit reduces US Federal income taxes on a dollar-for-dollar basis, while a deduction merely reduces the taxpayer's income subject to tax.

This election is made on a year-by-year basis, and applies to all foreign income taxes (or taxes in lieu of income tax) paid by (or withheld from) the US Holder during the year. There are significant and complex limitations which apply to the credit, among which is the general limitation that the credit cannot exceed the proportionate share of the US Holder's US income tax liability that the US Holder's foreign source income bears to his/her or its worldwide taxable income.

In the determination of the application of this limitation, various items of income and deduction must be classified into foreign and domestic sources. Complex rules govern this classification process. There are further limitations on the foreign tax credit for certain types of income such as "passive income", "high withholding tax interest", "financial services income", "shipping income", and certain other classifications of income. Foreign taxes assigned to a particular class of income generally cannot offset United States tax on income assigned to another class. Under the American Jobs Creation Act of 2004 (the "Act"), the basket limitation will be modified significantly for tax years beginning after 2006.

Under the Act, unused foreign tax credits can generally be carried back one year and carried forward ten years. US Holders should consult their own tax advisors concerning the ability to utilize foreign tax credits, especially in light of the changes made by the Act.

Currency Fluctuations

For United States federal income tax purposes, the amount received by a US Holder as payment with respect to a distribution on, or disposition of, Common Shares, if paid in Canadian dollars, will be the US dollar value of the payment, regardless of whether the payment is later converted into US dollars. In such case, the US Holders may recognize additional ordinary income or loss as a result of currency fluctuations between the date on which the payment is made and the date the payment is converted into US dollars.

Disposition of Common Shares of the Company

Subject to the PFIC discussion below, a US Holder will recognize gain or loss upon the sale of commons shares of the Company equal to the difference, if any, between the amount of cash plus the fair market value of any property received, and the US Holder's tax basis in the common shares of Company.

This gain or loss will be capital gain or loss if the common shares are a capital asset in the hands of the US Holder, which will be a short-term or long-term capital gain or loss depending upon the holding period of the US Holder. Under present law, a non-corporate US Holder generally is eligible for a maximum 15% US Federal income tax rate for net long-term (held more than one year) capital gains. Gains and losses are netted and combined according to special rules in arriving at the overall capital gain or loss for a particular tax year. Deductions for net capital losses are subject to significant limitations.

US Anti-Deferral Regimes - Passive Foreign Investment Company ("PFIC") Regime

The PFIC rules may apply to US Holders if the Company, or an entity directly or indirectly owned by the Company ("Related Entity"), derives 75% or more of its gross income from certain types of "passive income" (generally, interest, dividends, rents, royalties and the like), or if the average value during a taxable year of the Company or the Related Entity's "passive assets" (generally, assets that generate passive income) is 50% or more of the average value of all assets held by the Company or the Related Entity. If the Company or a Related Entity is classified as a PFIC, a US Holder will be subject to increased tax liability in respect of gain recognized on the disposition of Common Shares or upon the receipt of certain distributions, unless the US Holder makes an election to be taxed currently on his, her or its pro rata portion of the Company's income and gain, whether or not such income or gain is distributed in the form of dividends or otherwise, and the Company provides certain annual statements which include the information necessary to determine inclusions and assure compliance with the PFIC rules. As another alternative to the foregoing rules, a US Holder may make a mark-to-market election to include in income each year as ordinary income an amount equal to the increase in value of the Common Shares for that year or to claim a deduction for any decrease in value (but only to the extent of previous mark-to-market gains).

Neither the Company nor any Related Entity can give any assurance as to its status as a PFIC for the current or any future year, and offers no opinion or representation of any kind with respect to the PFIC status of the Company or any Related Entity. US Holders should consult their own tax advisors with respect to the PFIC issue and its applicability to their particular tax situation.

F.     Dividends and Paying Agents

This item is not applicable.

G.     Statement by Experts

This item is not applicable.

H.     Documents on Display

Documents concerning Birch which are referred to in this Form 20-F may be inspected upon written request to the Corporate Administrator of Birch as follows:

        Jane Quinn

        Shareholder Services

        Birch Mountain Resources Ltd.

        Suite 300, 250 - Sixth Avenue S.W.

        Bow Valley Square 4

        Calgary, AB, Canada

        T2P 3H7

The Company is subject to the information requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, to the extent required of Canadian companies, files periodic reports and other information with the SEC. All such reports and information may be read and copied at the public reference facilities listed below. The Company intends to give its shareholders reports containing audited year-end financial statements and a report thereon from its independent chartered accountants and quarterly reports for the first three quarters of each fiscal year containing unaudited interim financial information.

Statements made in this Form 20-F on Form 20-F about the contents of contracts or other documents are not necessarily complete and the Company refers you to the copy of such contracts or other documents filed as exhibits to this Form 20-F.

The Company's SEC filings, and the exhibits thereto, are available for inspection and copying at the public reference facilities maintained by the Securities and Exchange Commission in Judiciary Plaza, Room 1024, 450 Fifth Street N.W., Washington, D.C., 20549. Copies of these filings may be obtained from these offices after the payment of prescribed fees. Please call the Securities and Exchange Commission at 1-800-SEC-0330 for further information on the public reference rooms. These filings are also available on the Securities and Exchange Commission's website at www.sec.gov.

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

PART II

ITEM 13     DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

There have been no defaults in the payment of principal, interest or a sinking or purchase fund installment or any other material default related to indebtedness. There are no dividend arrearages or any other delinquencies with respect to any class of preferred stock.

ITEM 14     MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITYHOLDERS AND USE OF PROCEEDS

There has been no modification of the instruments defining the rights of holders of any class of the Company's registered securities. There has been no modification or qualification of the rights evidenced by any class of the Company's registered securities by issuing or modifying any other class of securities. There are no assets securing any class of the Company's registered securities. There has been no change in the last financial year to the trustee of the Company's registered securities.

ITEM 15     CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

The Chief Executive Officer, Douglas J. Rowe, and Chief Financial Officer, Hansine M. Ullberg, evaluated the effectiveness of Birch's disclosure controls and procedures as of December 31, 2004 (the "Evaluation Date"), and concluded that, as of the Evaluation Date, Birch's disclosure controls and procedures were effective to ensure that information Birch is required to disclose in its filing with the SEC under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC's rules and forms, and to ensure that information required to be disclosed by Birch in the reports that it files under the Exchange Act is accumulated and communicated to Birch's management, including its principal executive officer and principal financial officer, as appropriate to allow timely decisions regarding required disclosure.

Changes in Internal Control Over Financial Reporting

There were no significant changes in Birch's internal controls during the year ended December 31, 2004 that could materially affect, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

ITEM 16     RESERVED BY THE SEC

ITEM 16A     AUDIT COMMITTEE FINANCIAL EXPERT

The Board of Directors of Birch has determined that Larry Shelley, CA is an "audit committee financial expert", as defined in Item 16A of Form 20-F and is independent, as defined by rules of the AMEX.

ITEM 16B     CODE OF ETHICS

On May 7, 2004, the Company's Board of Directors adopted the Birch Mountain Resources Ltd. Code of Business Conduct and Ethics ("Code of Ethics"). The Code of Ethics outlines the Company's business principles, and the ethical and legal standards which each of its directors, officers and employees, including its principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions must adhere to when acting on behalf of the Company.

Through its Code of Ethics, the Company prescribes the following principles:

•	honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships;
•	full, fair, accurate, timely and understandable disclosure in the Company's shareholder reports and in other public communications and filings of the Company;
•	compliance with applicable governmental laws, rules and regulations;
•	the prompt internal reporting of violations of the Code of Ethics to an appropriate person or persons identified in the Code of Ethics; and
•	accountability by all of the Company's directors, officers and employees for adherence to its Code of Ethics.

A copy of the Code of Ethics was filed as an exhibit to the Company's Form 20-F dated June 29, 2004 and is available on the Company's website at: www.birchmountain.com.

ITEM 16C     PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth, for each of the years indicated, the fees billed by Birch's independent public accountants, Meyers Norris Penny LLP, Chartered Accountants, and the percentage of the services that were approved by the audit committee.

	Year Ended December 31
	2003	2004
Audit Fees	$37,267	$51,813
Audit-related Fees - attendance at Audit Committee meeting, review of quarterly financial statements, review of Management Discussion and Analysis and 20-F filing documents(2)	$10,934	$20,250
Tax Fees - completion of annual tax return for the Company (1)	$2,846	$-
All Other Fees - review of corporate structure for operating divisions, assistance with American Stock Exchange listing requirements, review of private placement disclosure and new regulatory continuous disclosure requirements(2)	$12,642	$6,382
Total	$63,689	$78,445
(1) Fees pre-approved by Audit Committee. (2) Fees incurred on an as-needed basis.

Pre-Approval Policies and Procedures

The Board of Directors has delegated certain responsibilities to the Audit Committee. The Audit Committee adopted an Audit Committee Charter that outlines its responsibilities including the pre-approval of audit and non-audit services rendered by the Company's independent public accountants. No issue regarding these services has arisen in the last two fiscal years.

ITEM 16D     EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEE

This item is not applicable.

ITEM 16E     PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Neither the Company, nor any affiliated purchaser of the Company, has purchased any of the Company's securities during 2004.

PART III

ITEM 17     FINANCIAL STATEMENTS
Page No.
Report of Independent Registered Public Accounting Firm
Consolidated Balance Sheets for the years ended December 31, 2004 and 2003	F-1
Consolidated Statements of Loss and Retained Earnings (Deficit) for the years ended December 31, 2004, 2003 and 2002	F-2
Consolidated Statements of Cash Flows for the years ended December 31, 2004, 2003 and 2002	F-3
Notes to the Consolidated Financial Statements for the years ended December 31, 2004, 2003 and 2002	F-4

Consolidated Balance Sheets for the three months ended March 31, 2005 and December 31, 2004	F-18
Consolidated Statements of Loss and Deficit for the three months ended March 31, 2005 and 2004	F-19
Consolidated Statements of Cash Flows for the three months ended March 31, 2005 and 2004	F-20
Notes to the Interim Unaudited Consolidated Financial Statements for the quarters ended March 31, 2005 and 2004	F-21

ITEM 18     FINANCIAL STATEMENTS

This item is not applicable.

Birch Mountain Resources Ltd.
Report of Independent Registered Public Accounting Firm

To the Shareholders of

Birch Mountain Resources Ltd.

We have audited the consolidated balance sheets of Birch Mountain Resources Ltd. as at December 31, 2004 and 2003 and the consolidated statements of loss and retained earnings (deficit) and cash flows for each of the years in the three-year period ended December 31, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2004 and 2003 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2004, in accordance with Canadian generally accepted accounting principles.

/s/ Meyers Norris Penny LLP
Meyers Norris Penny LLP
Chartered Accountants

Calgary, Canada
February 25, 2005

Birch Mountain Resources Ltd.
Consolidated Balance Sheets
As at December 31

	2004	2003
Assets
Current
Cash and cash equivalents	5,444,270	1,818,292
GST and other receivables	233,459	52,221
Prepaids and deposits	184,108	59,102
	5,861,837	1,929,615
Property, plant and equipment (Note 3)	181,217	158,482
Mineral properties (Note 4)	3,489,369	336,136
Total Assets	9,532,423	2,424,233
Liabilities
Current
Accounts payable and accrued liabilities (Note 5)	357,229	91,598
Advances on share subscriptions	173,252	-
Other liabilities (Note 6)	50,306	57,188
	580,787	148,786
Shareholders' equity
Share capital (Note 7)	8,501,576	28,598,874
Contributed surplus (Note 9)	338,569	89,957
Retained earnings (deficit) (Note 10)	111,491	(26,413,384)
	8,951,636	2,275,447
Total Liabilities and Shareholders' Equity	9,532,423	2,424,233
Nature of operations (Note 1)
Commitments (Note 11)

Approved on behalf of the Board:

/s/Douglas J. Rowe                                         Director
Douglas J. Rowe

/s/Kerry E. Sully                                                Director
Kerry E. Sully

The accompanying notes are integral part of these financial statements.

Birch Mountain Resources Ltd.
Consolidated Statements of Loss and Retained Earnings (Deficit)
For the years ended December 31

	2004	2003	2002
Expenses
Mineral properties expensed (Note 4)	762,371	744,385	976,305
Salaries and benefits	386,579	422,135	437,786
Office	383,316	263,247	233,043
Professional fees	396,552	125,175	264,584
Shareholder services and promotion	329,993	213,203	143,046

Stock-based compensation (Note 8)	246,127	66,681	-
Consulting	79,973	800	2,400
Amortization	50,336	33,632	47,558
Research costs	-	11,150	42,514
Loss before the following	2,635,247	1,880,408	2,147,236
Interest and other income	(48,190)	(11,205)	(986)
Gain on disposal of investment	-	(6,768)	-
Limestone sale	-	(100,000)	(250,000)
Gain on cancellation of debt (Note 5)	-	(194,000)	-
	(48,190)	(311,973)	(250,986)
Loss before income taxes	2,587,057	1,568,435	1,896,250
Future income tax recovery (Note 13)	(1,363,000)	(1,011,000)	(86,300)
Net loss for year	1,224,057	557,435	1,809,950
Deficit, beginning of year, as previously stated	(26,413,384)	(25,855,949)	(24,045,999)
Elimination of deficit (Note 10)	27,748,932	-	-
Retained earnings (deficit), end of year	111,491	(26,413,384)	(25,855,949)
Loss per share
Basic and diluted (Note 14)	(0.02)	(0.01)	(0.05)

The accompanying notes are an  integral part of these financial statements.

Birch Mountain Resources Ltd.
Consolidated Statements of Cash Flows
For the years ended December 31

	2004	2003	2002
Cash flows from operating activities
Cash paid to suppliers	(1,321,259)	(1,491,817)	(637,952)
Cash paid to employees	(878,063)	(921,277)	(782,086)
Interest paid	(3,900)	(45,921)	(22,218)
Interest income received	47,549	2,358	714

Cash received from customers	-	-	269,004
	(2,155,673)	(2,456,657)	(1,172,538)
Cash flows from financing activities
Issuance of common shares for cash	9,381,086	4,623,601	911,705
Advances on share subscriptions	173,252	-	-
Share issuance costs	(546,383)	(163,590)	-
	9,007,955	4,460,011	911,705
Cash flows from investing activities
Mineral exploration costs	(3,153,233)	(230,970)	-
Purchase of capital assets	(73,071)	(29,442)	(99)
Proceeds on disposal of investment	-	26,768	-
Proceeds on disposal of capital assets	-	800	18,000
	(3,226,304)	(232,844)	17,901
Increase (decrease) in cash	3,625,978	1,770,510	(242,932)
Cash at beginning of year	1,818,292	47,782	290,714
Cash at end of year	5,444,270	1,818,292	47,782

The accompanying notes are an integral part of these financial statements.

Birch Mountain Resources Ltd. Notes to the Consolidated Financial Statements For the years ended December 31, 2004, 2003 and 2002

1.     Nature of operations

Birch Mountain Resources Ltd. (the "Company"), incorporated under the jurisdiction of the Business Corporations Act of Alberta, is exploring and preparing to develop its mineral leases and permits in Northern Alberta. The recoverability of the amounts shown for mineral properties is dependant upon the existence of economically recoverable reserves, securing and maintaining title and beneficial interest in the properties, and the ability of the Company to obtain the necessary financing or cash flow to continue the exploration and future development of its mineral properties. On February 25, 2005, the Company released an independent technical report, which indicates the potential for a limestone quarry in the Fort McMurray area and reports an estimated value for the mineral reserves in excess of the current carrying value of the mineral properties.

These financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles on a going-concern basis. This presumes funds will be available to finance ongoing exploration, operations and capital expenditures and permit the realization of assets and the payment of liabilities in the normal course of operations for the foreseeable future.

The Company is obligated to incur certain levels of expenditures to maintain its rights to continue exploration of certain mineral leases and permits. The Company's success is dependent on obtaining sufficient funds to carry out development activities on its mineral leases, preserving its interest in the underlying minerals, achieving future profitable production or, alternatively, on the Company's ability to dispose of its interests on an advantageous basis.

2.     Significant accounting policies

(a)    Principles of consolidation

The consolidated financial statements are expressed in Canadian dollars and are prepared in accordance with Canadian generally accepted accounting principles. These financial statements include the accounts of the Company and its wholly owned subsidiaries, Dawson Bay Minerals Inc., and Rockyview Development Limited and its subsidiaries. Rockyview Development Limited and its subsidiaries have been inactive since 1998. Dawson Bay Minerals Inc. has been inactive throughout 2004. All intercompany balances and transactions have been eliminated.

(b)     Use of estimates

The preparation of the consolidated financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent liabilities as at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those reported. Significant areas requiring the use of management estimates include estimates related to the determination of impairment of mineral exploration costs, reclamation obligations and determination of qualifying renouncements and the assumptions used in calculating stock option compensation expense. These estimates are reviewed periodically and, as adjustments become necessary, they are reported in earnings in the periods in which they become known.

(c)     Cash and cash equivalents

Cash and cash equivalents include balances with Canadian chartered banks and investment certificates with maturities of three months or less.

(d)     Property, plant and equipment

Capital assets are recorded at cost. Amortization is provided over their estimated useful lives, using the following methods and rates:

	Method	Annual Rate
Equipment	Declining balance	20% - 30%
Computer	Declining balance	30% - 100%
Leasehold improvements	Straight line	5 years

Birch Mountain Resources Ltd. Notes to the Consolidated Financial Statements For the years ended December 31, 2004, 2003 and 2002

2.    Significant accounting policies (continued)

(e)     Mineral properties

The Company expenses mineral exploration costs, unless on a property-by-property basis the deferral criteria are met and it is probable that they will be recoverable from the future operations of the related project. During 2003, the Company began capitalizing expenditures related to the exploration and testing of a limestone property, as management is of the opinion that it is probable these costs will be recovered from future operations. When the carrying value of a property exceeds its net recoverable amount (net recoverable amounts are estimated by quantifiable evidence of an economic geological resource or reserve, joint venture expenditure commitment or the Company's assessment of a property's realizable value) or if leases and permits are sold, allowed to lapse or abandoned, a provision is made for the impairment based on undiscounted estimated future net cashflows.

Management's estimates of mineral prices, recoverable proven and probable reserves and operating and capital costs are subject to certain risks and uncertainties, which may affect the recoverability of mineral property costs. Although management has made its best estimate of these factors, it is possible that changes could occur in the near term, which could adversely affect the future net cash flows to be generated from the properties or the financial position of the Company.

(f)    Long-lived assets

Long-lived assets consist of property, plant and equipment and mineral properties. Long-lived assets held for use are measured and amortized as described in the applicable accounting policies.

The Company performs impairment testing on long-lived assets held for use whenever events or changes in circumstances indicate that the carrying value of an asset, or group of assets, may not be recoverable. Impairment losses are recognized when undiscounted future cash flows from its use and disposal are less than the assets' carrying amount. Impairment is measured as the amount by which the assets' carrying value exceeds its fair value. Any impairment is included in loss for the year.

(g)    Asset retirement obligation

The Company has adopted the new recommendations of the CICA relating to accounting for asset retirement obligations. This recommendation replaces the previous method of accounting for site restoration costs on an accrual basis. The Company has adopted the new standard on a retroactive basis in accordance with the CICA recommendations on Accounting Changes. Under the new standard, a liability for the fair value of environmental and site restoration obligations are recorded when the obligations are incurred and the fair value can be reasonably estimated. The obligations are normally incurred at the time the related assets are brought into production. The fair value of the obligations is based on the estimated cash flow required to settle the obligations discounted using the Government of Canada Bond Rate for the applicable term adjusted for the Company's credit rating. The fair value of the obligation is recorded as a liability with the same amount recorded as an increase in capitalized costs. The amounts included in capitalized costs are depleted using the unit-of-production method. The liability is adjusted for accretion expense representing the increase in the fair value of the obligations due to the passage of time. The accretion expense is recorded as an operating expense. There is no impact on the current year's financial statements, as production has not yet occurred.

(h)    Flow-through shares

Under Canadian income tax legislation, corporations are permitted to issue shares whereby the Company agrees to incur qualifying expenditures, as defined under the Canadian Income Tax Act, and renounce the related income tax deductions to the investors. The tax benefits renounced are reflected as a future tax liability and deducted from the proceeds of share capital.

(i)    Research costs

The Company was actively engaged in researching new mineral technology applications. Costs associated with such projects, including patent application costs, are expensed in the period they are incurred.

Birch Mountain Resources Ltd. Notes to the Consolidated Financial Statements For the years ended December 31, 2004, 2003 and 2002

2.     Significant accounting policies (continued)

(j)    Future income taxes

The Company follows the asset and liability method of accounting for income taxes. Under this method, future income tax assets and liabilities are recorded based on temporary differences between the carrying amount of balance sheet items and their corresponding tax bases. In addition, the future benefits of income tax assets, including unused tax losses, are recognized, subject to a valuation allowance, to the extent that it is more likely than not that such future benefits will ultimately be realized. Future income tax assets and liabilities are measured using enacted tax rates and laws expected to apply when the tax liabilities or assets are to be either settled or realized. At the end of each year, future tax assets and future tax liabilities are reassessed, and any changes in the settlement value are reflected in the current year's income.

(k)    Stock-based compensation and contributed surplus

Effective January 1, 2003, the Company prospectively adopted the new recommendations of the Canadian Institute of Chartered Accountant's ("CICA") Handbook 3870 Stock-based Compensation and Other Stock-based Payments, which requires the fair-value method of accounting for stock-based payments. Under the prospective adoption, compensation expense is recognized for stock options granted, modified or settled after January 1, 2003 based upon the fair value of the options at the grant date. The fair value of the options is recognized over the vesting period of the options as compensation expenses and contributed surplus. In the year of adoption, the year ended December 31, 2003, additional compensation expense of $66,681 and additional mineral exploration costs of $1,231 were recorded.

For options issued prior to January 1, 2003, the Company had chosen to account for the employee stock-based compensation plans using the intrinsic-value method and as a result, no compensation cost is recorded on the grant of stock options to employees. Instead, consideration paid by employees on the exercise of stock options is recorded as share capital. Pro-forma net income and earnings per share have been provided as if the fair-value accounting method had been used for employee stock options since January 1, 2001 (see Note 8).

The fair value of stock options is estimated at the grant date using the Black-Scholes option pricing model. This model requires the input of a number of assumptions, including expected dividend yields, expected stock price volatility, expected time until exercise and risk-free interest rates. Although the assumptions used reflect management's best estimate, they involve inherent uncertainties based on market conditions generally outside the control of the Company. If future market conditions are different than the assumption used, stock-based compensation expense could be significantly different.

The contributed surplus balance is reduced as the options are exercised and the amount initially recorded in contributed surplus for the options, at the time of issue, is credited to share capital along with the proceeds received upon exercise.

(l)    Loss per share amounts

Loss per share amounts are computed using the weighted-average number of common shares outstanding during the year. Diluted loss per share is calculated based on the treasury stock method, which assumes that any proceeds obtained on the exercise of options and warrants would be used to purchase common shares at the average trading price for the period.

(m)    Foreign currency translation

Transaction amounts denominated in foreign currencies are translated into their Canadian dollar equivalents at exchange rates prevailing at the transaction dates. Carrying values of monetary assets and liabilities reflect the exchange rates at the balance sheet date. Translation gains and losses are included in current earnings.

Birch Mountain Resources Ltd. Notes to the Consolidated Financial Statements For the years ended December 31, 2004, 2003 and 2002

3.     Property, plant and equipment

		2004		2003
	Cost	Accumulated Amortization	Net Book Value	Cost	Accumulated Amortization	Net Book Value
Equipment	312,522	205,485	107,037	270,454	185,179	85,275
Computer	279,553	220,233	59,320	256,390	200,491	55,899
Leasehold improvements	38,382	23,522	14,860	30,543	13,235	17,308
	630,457	449,240	181,217	557,387	398,905	158,482

4.     Mineral properties

The Company holds a significant number of permits and leases on mineral rights in the Athabasca and Birch Mountains regions of Northern Alberta.

Athabasca Region

At December 31, 2004, the Company's mineral property in the Athabasca region consisted of 38 (2003 - 40) permits, which includes 15 permits in the process of being converted by the Company to leases and 65 (2003 - 30) leases for a total area of 335,190 (2003 - 279,351) hectares. The Company is party to Co-Development Agreements with Syncrude Canada Ltd., Suncor Energy Inc., Albian Sands Energy Inc. and Canadian Natural Resources Limited. The agreements provide for a co-operative planning in the development of the lands and data sharing by bringing together the holder of the oil sands rights and the holder of the metallic and industrial mineral rights.

In September 2003, the Company signed an agreement to sell a minimum of $100,000 worth of limestone to Syncrude Canada Ltd. within Syncrude's Aurora mine.

Birch Mountains Region

At December 31, 2003, the Company's mineral property in the Birch Mountains region comprised 10 permits covering 92,160 hectares. These permits expired in 2004 and the Company no longer has any interests in this area.

Amounts capitalized and expensed related to mineral properties over the past two years are as follows:

	2004 Total Capitalized	2004 Capitalized	2003 Capitalized	2004 Expensed	2003 Expensed
Administration	79,383	73,910	5,473	34,276	65,797
Assay and geological	77,740	77,740	-	654	20,429
Land lease and permit	50,530	47,320	3,210	611,857	146,327
Materials, services and drilling	2,606,237	2,393,912	212,325	45,737	179,060
Salaries	584,255	479,089	105,166	66,708	315,925
Travel and accommodations	91,224	81,262	9,962	3,139	16,847
	3,489,369	3,153,233	336,136	762,371	744,385

5.     Accounts payable and accrued liabilities

Included in accounts payable are trade payables and accrued liabilities related to regular business operations. During 2003, the Company cancelled an accrued payable in the amount of $194,000 relating to the estimated costs of discontinuing the Indonesian operations in 1998.

6.     Other liabilities

Included in deferred charges is an amount related to a customer prepayment for future product deliveries.

Birch Mountain Resources Ltd. Notes to the Consolidated Financial Statements For the years ended December 31, 2004, 2003 and 2002

7.     Share capital

(a)     Authorized capital

        Unlimited number of common voting shares
        Unlimited number of preferred shares issuable in series
        Unlimited number of non-voting shares

(b)    Common shares

	Number	Amount
Balance December 31, 2002	36,886,399	25,186,910
Issued for cash
Issued on exercise of options	215,000	65,500
Private placements	7,229,686	2,013,600
Flow-through shares	6,118,000	2,529,500
Tax benefits renounced on flow-through shares	-	(1,011,000)
Share issuance costs	-	(185,636)
Balance December 31, 2003	50,449,085	28,598,874
Issued for cash
Issued on exercise of warrants	5,395,292	2,723,054
Issued on exercise of options	545,180	228,580
Private placements	3,891,013	2,865,038
Flow-through shares	6,026,229	3,744,344
Tax benefits renounced on flow-through shares	-	(1,363,000)
Share issuance costs	-	(546,382)
Elimination of deficit (note 10)	-	(27,748,932)
Balance December 31, 2004	66,306,799	8,501,576

In December 2004, the Company completed a private placement of 732,263 units at $1.50 per unit. Of these units 142,896 units were flow-through and the remaining 589,367 consisted of one common share and one common share warrant, entitling the holder to purchase one additional common share at a price of $2.00 before December 31, 2005.

In July, August and December 2004, the Company completed a private placement in three tranches. A total of 9,184,979 units at $0.60 per unit were issued. Of these units 5,883,333 units were flow-through and the remaining 3,301,646 consisted of one common share and one-half of one common share warrant, each whole share warrant entitling the purchase of one common share at a price of $0.75 before December 31, 2005. The agent received 666,667 warrants, each warrant entitling the purchase of one common share at a price of $0.75 before December 31, 2005.

At December 31, 2004, the Company had renounced all of its flow-through commitments remaining on shares issued in 2003 and renounced $3,7,44,000 of expenditures for shares issued in 2004. The balance of $2,525,000 of qualifying expenditures is to be incurred prior to December 31, 2005.

In December 2003, the Company completed a private placement of 4,000,000 flow-through units at a price of $0.50 per unit.

In August, October and November 2003, the Company completed three additional private placements totalling 4,123,564 units at $0.30 per unit. Each unit consisted of one common share plus one-half of one common share warrant entitling the holder to purchase an additional common share for $0.50 for a period of 12 months after closing.

In May 2003, the Company completed a private placement of 4,758,410 units at $0.25 per unit. Of these, 1,870,000 units were flow-through. All units consisted of one common share and common share warrant entitling the holder to purchase an additional common share for $0.50 for a period of 16 months after closing.

Birch Mountain Resources Ltd. Notes to the Consolidated Financial Statements For the years ended December 31, 2004, 2003 and 2002

7.     Share capital (continued)

In January 2003, the Company completed a private placement of 465,712 units at $0.25 per unit. Of these, 248,000 units were flow-through. All units consisted of one common share and one common share warrant entitling the holder to purchase an additional common share for $0.50 for a period of 18 months after closing.

At December 31, 2003, the Company had renounced all of its flow-through commitment and incurred $578,407 of expenditures. The balance of $1,951,093 of qualifying expenditures were incurred prior to December 31, 2004.

During 2001, the Company entered into an agreement with AuRIC Precious Metals Inc. (AuRIC) to purchase rights to a customized fire assay protocol developed by AuRIC. The contract includes provisions for independent third-party verification tests using a double-blind chain-of-custody test protocol, the costs of which are to be borne by the Company. When the Company is satisfied that AuRIC has met all of the conditions of the agreement, the Company has agreed to purchase the assay protocol from AuRIC for consideration of US$400,000 plus 640,000 common shares of the Company, 400,000 that will be free trading, and the issuance of which must comply with the applicable laws in Canada and the United States. Independent verification tests conducted to date are inconclusive and no compensation has been paid and no shares have been issued.

(c)    Preferred shares

An unlimited number of preferred shares may be issued in one or more series, and the directors are authorized to fix the number of shares in each series and to determine the designation, rights, privileges and conditions attached to the shares of each series. No preferred shares have been issued.

(d)    Reserved for issue

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

In March 2002, the Board of Directors approved a new stock option plan ("2002 Plan"), which was approved by the shareholders at the June 2002 annual general and special meeting. The purpose of the 2002 Plan is to offer persons who provided services to the Company, whether directors, officers, consultants or employees, an opportunity to obtain a proprietary interest in the Company through the purchase of common shares and to aid in attracting, retaining and encouraging the continued involvement of such persons with the Company. The number of common shares reserved for issuance pursuant to the exercise of all options under this plan may not exceed 3,735,211. The plan is administered by the Compensation Committee of the Board of Directors who determine to whom options shall be granted including the terms, pricing and vesting of the grants.

Birch Mountain Resources Ltd. Notes to the Consolidated Financial Statements For the years ended December 31, 2004, 2003 and 2002

7.     Share capital (continued)

The Company has granted options on common shares as follows:

	Number of Options	Price Range ($)	Weighted Average Price ($)	Expiry Date
December 31, 2001, outstanding	2,298,750	0.22 - 1.36	0.77	2003 - 2006
Granted	2,555,000	0.26 - 0.34	0.30	2007
Cancelled	(235,000)	0.70 - 1.36	0.98	2003
December 31, 2002, outstanding	4,618,750	0.22 - 1.36	0.53	2004- 2007
Granted	2,487,500	0.30 - 0.50	0.32	2004 - 2008
Cancelled	(500,000)	0.35 - 0.90	0.52	2004
Exercised	(215,000)	0.22 - 0.35	0.30	2004
December 31, 2003, outstanding	6,391,250	0.22 - 1.36	0.51	2004 - 2008
Granted	2,135,000	0.50 - 0.74	0.55	2009
Cancelled	(665,000)	1.36	1.36	2004
Exercised	(545,180)	0.26 - 0.55	0.40	2007-2008
December 31, 2004, outstanding	7,316,070	0.26 - 0.74	0.45	2005 - 2009

The following summarizes information about stock options outstanding and exercisable as at December 31, 2004:

Number of Options	Expiry Date	Exercisable and Outstanding	Option Price ($)
408,750	January 2006	408,750	0.60
275,000	April 2006	275,000	0.65
200,000	May 2006	200,000	0.50
1,040,000	March 2007	1,040,000	0.26
1,365,000	April 2007	1,365,000	0.34
2,092,320	October 2008	1,569,240	0.30
125,000	May 2009	62,500	0.53
1,780,000	August 2009	445,000	0.55
30,000	November 2009	7,500	0.74
7,316,070	2006 - 2009	5,372,990	0.37

Birch Mountain Resources Ltd. Notes to the Consolidated Financial Statements For the years ended December 31, 2004, 2003 and 2002

7.     Share capital (continued)

Warrants

In relation to private placements, the Company has the following warrants outstanding:

	Number of Warrants	Price Range ($)	Weighted-Average Price ($)	Expiry Date
December 31, 2002, outstanding (re-priced)	3,239,277	0.50	0.50	2004
Issued	7,553,104	0.50	0.50	2004
December 31, 2003, outstanding	10,792,381	0.50	0.50	2004
Issued	2,906,857	0.75 - 2.00	0.97	2005
Expired	(5,418,758)	0.50	0.50	2004
Exercised	(5,395,292)	0.50 - 0.75	0.50	2004
December 31, 2004, outstanding	2,885,188	0.75 - 2.00	0.97	2005

During 2004, 5,395,292 warrants were exercised and a corresponding number of common shares were issued at a weighted average price of $0.50 each for a total consideration of $2,723,054.

During 2003, the Company extended the expiry date of warrants that were scheduled to expire in 2003 to 2004. All of the outstanding warrants as at December 31, 2002, were re-priced from a range of $0.75 - $1.00 per warrant to $0.50 per warrant.

8.     Stock-based compensation

The Company uses the fair-value method using the Black-Scholes option-pricing model to provide a value for stock based compensation for employees, directors, officers and advisors. Option pricing models require the input of highly subjective assumptions, including the expected price volatility. Change in the subjective input assumptions can materially affect the fair-value estimate, and therefore the existing models do not necessarily provide a reliable single measure of the fair value of the Company's stock options.

(a)     Employees, directors and officers

In 2004, the total stock-based compensation for options issued to employees, directors and officers during the year was $380,023 (2003 - $266,723). The amount will be amortized over an 18-month period as the options vest. As a result the compensation expense recognized for the year was $246,127 (2003 - $66,681), which included the amortization of $137,053 related to options issued in 2003, leaving an unamortized balance of $337,629 (2003 - $200,042).

Had the fair-value method been used since January 1, 2001, the Company's net earnings and net earnings per share would have been as follows:

	2004	2003	2002
Pro-forma loss	(1,224,057)	(557,435)	(2,079,950)
Loss per share, basic	(0.02)	(0.01)	(0.06)

Birch Mountain Resources Ltd. Notes to the Consolidated Financial Statements For the years ended December 31, 2004, 2003 and 2002

8.     Stock-based compensation (continued)

The fair value of each option was estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions:

	2004	2003	2002
Expected life	1 to 2 years	3 years	5 years
Risk-free interest rate	3.8%	3.9%	4.5%
Expected volatility	65%	65%	35%
Annual dividends	nil	nil	nil

(b)     Advisors

In 2004, the Company issued 200,000 options at an exercise price of $0.50 to an investor relations advisory firm. The total stock-based compensation for these options was $32,231. The amount will be amortized over the period as the options vest. The amount recognized as compensation expense in the current year is $35,922, which has been reflected in professional fees and included the amortization of $3,691 related to options issued in 2003, leaving an amortized balance of $nil.

In 2003, the total stock-based compensation was $26,967. The amount was amortized over a 16-month period, which was the vesting period of the options. Of the total amount, $22,045 has been reflected as share issuance costs and $1,231 as mineral exploration costs, with the offsetting credits to contributed surplus and leaving an unamortized balance of $3,691.

The fair value of each option was estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions:

	2004	2003
Expected life	1 year	2 years
Risk-free interest rate range	3.8%	3.8%
Expected volatility	65%	65%
Annual dividends	nil	nil

9.     Contributed surplus

Changes in contributed surplus are as follows:

Balance, December 31, 2002	-
Options granted to employees, directors and officers	66,681
Options granted to advisors	23,276
Balance, December 31, 2003	89,957
Options granted to employees, directors and officers	246,127
Options granted to advisors	35,922
Options converted to share capital	(33,437)
Balance December 31, 2004	338,569

10.     Deficit

Pursuant to Section 38 of the Business Corporations Act of Alberta, the shareholders approved a reduction in the stated capital by the amount of the accumulated deficit as of June 30, 2004. As a result, the deficit and share capital were reduced by $27,748,932.

Birch Mountain Resources Ltd. Notes to the Consolidated Financial Statements For the years ended December 31, 2004, 2003 and 2002

11.     Commitments

The Company has land lease agreements on exploration properties and rents premises and equipment under operating leases. Commitments under these agreements require the following payments over the next five years:

	Land Lease	Other	Total
2005	451,947	306,460	758,407
2006	451,947	267,135	719,082
2007	451,555	103,335	554,890
2008	451,555	29,943	481,498
2009	444,586	-	444,586
	2,251,590	706,873	2,958,463

Not included in the above amounts is a contingent royalty commitment on one land lease to pay $.015 per tonne of limestone sold, should limestone be produced from minerals on that specific lease

12.     Related-party transactions

The Company incurs transactions with related parties, in the normal course of business. The transactions are measured at the exchange amount, which is the consideration established and agreed to by the related party and were as follows:

•    Included in shareholder services and promotion is $14,656 (2003 - $1,469; 2002 - $9,888) paid to a company controlled by the spouse of a director.
•    Included in professional fees is $37,159 (2003 - $26,327; 2002 - 46,614) of consulting and legal fees paid to a company owned by an officer.
•    Included in professional fees is $99,145 (2003 - $77,254, 2002 - $61,664) of legal fees paid to firms in which officers are partners.
•    Included in accounts payable is $7,945 (2003 - $24,953; 2002 - $68,763) relating to these transactions.

13.     Income taxes

The income tax recovery differs from the amount that is expected by applying the current tax rates for the following reasons:

	2004	2003	2002
Loss before taxes	2,587,057	1,568,435	1,896,250
Expected tax recovery at 38.95% (2003 - 40.80%; 2002 - 41.00%)	1,007,659	639,921	777,462
Resource allowance	(138,585)	(205,591)	(55,971)
Share issue costs	17,342	20,989	8,749
Non-deductible expenses for tax and other	(120,779)	(36,613)	(3,587)
Other permanent differences	163,469	(788,224)	-
Valuation allowance	433,894	1,380,518	(640,353)
Future income tax recovery	1,363,000	1,011,000	86,300

Future income tax assets consist of the following temporary differences:

	2004	2003	2002
Mineral exploration costs	4,372,540	4,984,788	5,838,957
Capital assets	69,911	90,770	101,291
Scientific Research and Experimental Development expenditures unclaimed	77,702	79,438	86,806
Non-capital loss carry forwards	537,675	436,552	987,185
Share issuance costs and other	154,518	54,692	12,519
Valuation allowance	(5,212,346)	(5,646,240)	(7,026,758)
Future tax assets (net of valuation allowance)	-	-	-

Birch Mountain Resources Ltd. Notes to the Consolidated Financial Statements For the years ended December 31, 2004, 2003 and 2002

13.     Income taxes (continued)

At December 31, 2004, the Company has the following deductions available:

•    Canadian mining exploration costs and undepreciated capital cost allowance of $18,309,000 (2003 - $16,054,000, 2002 - $14,600,000), which may be carried forward indefinitely;
•    Scientific Research and Experimental Development costs of $211,000, which may be carried forward indefinitely; and
•    Non-capital loss carry forwards of approximately $1,359,000 that, if unused, will expire as follows:

2005	132,000
2006	185,000
2007	-
2008	719,000
2009	20,000
2010	-
2011	303,000

In addition to the above, the Company has the following tax deductions available, which have not been reflected in the statements:

•    Capital losses of $3,500,000, which may be carried forward indefinitely; and
•    Investment tax credits of $38,000 available for carry forward to 2005.

14.     Per share amounts

Basic loss per share is calculated using the weighted-average number of shares outstanding for the year. For purposes of the calculations, the weighted-average number of shares outstanding was 56,596,951 (2003 - 41,147,226, 2002 - 34,323,673). Diluted loss per share amounts have not been calculated as the effect of common shares issuable upon exercise of share options and warrants is anti-dilutive.

15.     Segmented information

The Company's principal business segment is the acquisition and exploration of mineral leases and permits. The Company also engages in research of mineral technology and in 2003 established an Industrial Mineral Division to pursue the development of its limestone property. The Company's activities are focused in Western Canada.

	Mineral Exploration	Mineral Technology	Industrial Minerals	Corporate	Total
2004
Revenue	-	-	-	48,190	48,190
Expense	762,371	-	-	1,872,876	2,635,247
Loss	(762,371)	-	-	(1,824,686)	(2,587,057)
Assets	59,393	-	3,585,938	5,887,092	9,532,423
2003
Revenue	-	-	100,000	211,973	311,973
Expense	262,044	11,150	471,191	1,136,023	1,880,408
Loss	(262,044)	(11,150)	(371,191)	(924,050)	(1,568,435)
Assets	39,510	-	364,892	2,019,831	2,424,233
2002
Revenue	-	-	250,000	986	250,986
Expense	821,331	42,514	112,460	1,170,931	2,147,236
Loss	(821,331)	(42,514)	137,540	(1,169,945)	(1,896,250)
Assets	81,600	-	-	183,492	265,092

Birch Mountain Resources Ltd. Notes to the Consolidated Financial Statements For the years ended December 31, 2004, 2003 and 2002

16.     Financial instruments

The Company, as part of its operations, carries a number of financial instruments. It is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments except as otherwise disclosed.

Fair values

The carrying amount of cash and cash equivalents, amounts receivable and amounts payable approximates their fair value because of the short-term maturities of these items.

Foreign currency risk

The Company maintains cash balances and enters into transactions to purchase goods and services denominated in United States currency for which the related expenses and accounts payable balances are subject to exchange rate fluctuations. The transactions and balances have been stated in Canadian dollars in accordance with the Company's foreign currency translation policy (Note 2). As at year-end, the following items were denominated in United States currency and have been converted into Canadian currency at the year-end exchange rate.

	2004	2003
Cash (CAD$)	387,182	29,966
Accounts payable (CAD$)	20,376	1,382

17.     Material differences between Canadian and United States generally accepted accounting principles

The consolidated financial statements of the Company have been prepared in accordance with generally accepted accounting principals (GAAP) in Canada. Significant differences between GAAP in Canada and the United States that would have an effect on these consolidated financial statements are as follows:

(a)    The balance of any unspent funds raised under a flow-through arrangement is considered restricted cash under U.S. GAAP and would require separate disclosure on the balance sheet. In addition, such restricted amounts would not be considered cash and cash equivalents for cash flow reporting purposes. The amount of such restricted cash applicable to future flow-through expenditures included in the balance sheet was $2,525,000 (2003 - $1,951,093, 2002 - $134,866).

(b)    Mineral properties are accounted for in accordance with Canadian GAAP as discussed in Note 2. For U.S. GAAP purposes, exploration costs relating to unproven mineral leases and permits as well as acquisition costs for leases and permits that do not provide for unrestricted exploration, are expensed as incurred. The Company tracks expenditures on its mineral properties as exploration or development and under U.S. GAAP capitalizes costs relating to the development of proven reserves. Capitalized exploration costs are then assessed to determine if a writedown in the carrying value is necessary and any writedown would be considered an operating expense and included in the determination of operating loss for the period in which the writedown occurred.

In 2002, the Company's treatment of mineral exploration costs as an expense is similar to the treatment under U.S. GAAP, resulting in no difference for 2002. For 2003, expenditures capitalized under Canadian GAAP would be expensed as operating costs under U.S. GAAP, increasing the loss for 2003.

For 2004, U.S. GAAP would allow for the capitalization of development costs including land costs, pit planning, road design and costs of obtaining government approvals for expenditures related to proven mineral reserves, which were reported in an independent technical report. The expenditures that are of an exploration nature, relate to unproven reserves, or cannot be directly linked to development, total $1,189,563, would be expensed under U.S. GAAP, increasing the loss for 2004.

For U.S. GAAP cash flow statement purposes, mineral exploration costs would be shown under operating activities rather than under investing activities.

Birch Mountain Resources Ltd. Notes to the Consolidated Financial Statements For the years ended December 31, 2004, 2003 and 2002

(c)    Future income taxes, related to flow-through shares for renunciation of qualified resource expenditures, are treated as a cost of issuing those securities for Canadian GAAP. For U.S. GAAP, these costs are included in the future tax provision.

17.     Material differences between Canadian and United States generally accepted accounting principles (continued)

If these consolidated financial statements were prepared in accordance with U.S. GAAP, the impact on shareholder's equity would be as follows:

	2004	2003
Shareholders' equity	8,951,636	2,275,447
Exploration expenditures capitalized (b)	(1,525,699)	(336,136)
Shareholders' equity under U.S. GAAP	7,425,937	1,939,311

In addition, the impact on the consolidated statements of loss would be as follows:

	2004	2003	2002
Net loss for the year under Canadian GAAP	1,224,057	557,435	1,809,950
Exploration expenditures capitalized (b)	1,189,563	336,136	-
Future income taxes included in share capital (c)	1,363,000	1,011,000	86,300
Net loss for the year under U.S. GAAP	3,776,620	1,904,571	1,896,250
Loss per share under U.S. GAAP
Basic and fully diluted	(0.07)	(0.05)	(0.06)

Commencing Jan 1, 2003, the Company adopted the fair value method of accounting for stock options for both Canadian and U.S. GAAP purposes. The effect of this change was that stock-based compensation is recorded as an expense instead of disclosing the effect of granting options as proforma information in the notes to the financial statements.

For the years ended December 31, 2004 and 2003, these costs were calculated in accordance with the Black-Scholes option-pricing model assuming no dividends are paid, an annual risk-free interest rate of 3.8% to 3.9%, an expected volatility of 65% and an expected life of one to three years. For 2004, the fair value of the options, calculated as $278,357 (2003 - $66,681), is included in the net loss. Prior to Jan 1, 2003, the Company accounted for stock options in accordance with APB Opinion No.25, Accounting for Stock Issued to Employees (APB 25). Under APB 25, stock-based compensation to employees and directors is calculated using the intrinsic-value method whereby compensation cost is recorded for the excess, if any, of the quoted market price versus the exercise price at the date granted.

Had the Company adopted the fair value method for its U.S. GAAP disclosure prior to Jan 1, 2003, the following net losses would have been reported.

	2004	2003	2002
Net loss for the year under U.S. GAAP	2,587,057	1,904,571	1,896,250
Pro-forma stock compensation	-	-	270,000
Pro-forma loss for the year under U.S. GAAP	2,587,057	1,904,571	2,166,250
Loss per share under U.S. GAAP
Basic and diluted	(0.05)	(0.05)	(0.06)

Birch Mountain Resources Ltd. Notes to the Consolidated Financial Statements For the years ended December 31, 2004, 2003 and 2002

18.     Subsequent events

Subsequent to December 31, 2004, the Company issued a total of 600,000 stock options to an employee and a consultant at an exercise price of $2.35, as well as 1,290,000 options with 1,100,000 options to directors and officers with an exercise price of $2.48.

19.     Comparative figures

Certain comparative figures have been reclassified to confirm with presentation adopted in the current year.

The accompanying unaudited interim consolidated financial statements ("financial statements") of the Company have been prepared by the management of Birch Mountain Resources Ltd. The Company's independent auditor has not performed a review of the accompanying financial statements in accordance with standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements.

Birch Mountain Resources Ltd.
Consolidated Balance Sheets
UNAUDITED

	As at March 31, 2005	As at December 31, 2004
Assets
Current
Cash and cash equivalents	$4,523,361	$5,444,270
Accounts receivable	129,994	233,459
Prepaids and deposits	360,976	184,108
	5,014,331	5,861,837

Property, plant and equipment (Note 3)	185,990	181,217
Mineral properties (Note 4)	4,235,705	3,489,369

Total Assets	$9,436,026	$9,532,423

Liabilities and Shareholders' Equity
Liabilities
Current
Accounts payable and accrued liabilities (Note 11)	$527,700	$357,229
Advances on share subscriptions	-	173,252
Other liabilities	50,306	50,306
	578,006	580,787

Shareholders' equity
Share capital (Note 5)	11,599,454	10,961,876
Contributed surplus (Note 6)	1,023,978	338,569
Accumulated deficit (Note 7)	(3,765,412)	(2,348,809)
	8,858,020	8,951,636
Total Liabilities and Shareholders' Equity	$9,436,026	$9,532,423

See accompanying notes to the unaudited interim consolidated financial statements

Birch Mountain Resources Ltd.
Consolidated Statements of Loss and Deficit
For the three months ended March 31
UNAUDITED

	2005	2004
Expenses
Mineral exploration costs	$220,692	$170,322
Professional fees (Notes 9 and 11)	183,268	99,844
Shareholder services and promotion (Note 10)	172,101	60,977
Salaries and benefits	136,402	106,971
Office	91,829	38,397
Amortization	13,729	12,654
Stock-based compensation (Note 9)	624,370	48,191
Loss before the following	1,442,391	537,356

Interest income	25,788	7,749

Net loss for the quarter	1,416,603	529,607

Deficit, beginning of quarter	(2,348,809)	(27,510,684)

Deficit, end of quarter	$(3,765,412)	$(28,040,291)

Loss per share
Basic and diluted (Note 8)	$(0.02)	$(0.01)

See accompanying notes to the unaudited interim consolidated financial statements

Birch Mountain Resources Ltd.
Consolidated Statements of Cash Flows
For the three months ended March 31
UNAUDITED

	2005	2004

Cash flows from operating activities
Cash paid to suppliers	$(268,442)	$46,785
Cash paid to employees	(259,555)	(227,743)
Interest received	25,788	7,749
Interest paid	(872)	(968)
Net cash used in operating activities	(503,081)	(174,177)

Cash flows from investing activities
Purchase of capital assets	(18,503)	(47,525)
Mineral exploration costs	(808,642)	(864,738)
Net cash used in investing activities	(827,145)	(912,263)

Cash flows from financing activities
Issuance of common shares for cash	409,317	399,626
Net cash provided by financing activities	409,317	399,626

Decrease in cash and cash equivalents	(920,909)	(686,814)
Cash and cash equivalents at beginning of period	5,444,270	1,818,292
Cash and cash equivalents at end of period	$4,523,361	$1,131,478

See accompanying notes to the unaudited interim consolidated financial statements

Birch Mountain Resources Ltd.
Notes to the Interim Unaudited Consolidated Financial Statements
For the quarters ended March 31, 2005 and 2004

1.	Nature of operations

Birch Mountain Resources Ltd. (the "Company"), incorporated under the jurisdiction of the Business Corporations Act of Alberta, is exploring and preparing to develop its mineral leases and permits in Northern Alberta. Since inception, the efforts of the Company have been focused on exploration of precious metals and research into precious metals technology and whilst over the past two and a half years on the development of its industrial minerals. To date, the Company has not earned significant revenues and is considered to be in the development stage. The recoverability of the amounts shown for mineral properties is dependant upon the existence of economically recoverable reserves, securing and maintaining title and beneficial interest in the properties, and the ability of the Company to obtain the necessary financing or cash flow to continue the development of its mineral properties. On February 25, 2005, the Company released an independent technical report, which indicates the potential for a limestone quarry in the Fort McMurray area and reports an estimated value for the mineral reserves in excess of the current carrying value of the mineral properties.

These financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles on a going-concern basis. This presumes funds will be available to finance ongoing exploration, operations and capital expenditures and permit the realization of assets and the payment of liabilities in the normal course of operations for the foreseeable future. The Company is obligated to incur certain levels of expenditures to maintain its rights to continue exploration of certain mineral leases and permits. The Company's success is dependent on obtaining sufficient funds to carry out development activities on its mineral leases, preserving its interest in the underlying minerals, achieving future profitable production or, alternatively, on the Company's ability to dispose of its interests on an advantageous basis.

2.	Significant accounting policies

The consolidated financial statements are expressed in Canadian dollars and are prepared in accordance with accounting principles generally accepted in Canada. The accounting policies followed in preparing these financial statements are those used by the Company as set out in the audited financial statements for the year ended December 31, 2004. Certain information and note disclosure normally included in consolidated financial statements prepared in accordance with generally accepted accounting principles are not included. These interim financials statements should be read together with the Company's audited consolidated financial statements for the year ended December 31, 2004.

In the opinion of management all adjustments considered necessary for fair presentation have been included in these consolidated financial statements.

3.	Property, plant and equipment
		At March 31, 2005		At December 31, 2004
		Accumulated	Net Book		Accumulated	Net Book
Cost		Amortization	Value	Cost	Amortization	Value
Equipment	$318,109	$211,143	$106,966	$312,522	$205,485	$107,037
Computer	292,469	226,386	66,083	279,553	220,233	59,320
Leasehold improvements	38,382	25,441	12,941	38,382	23,522	14,860
	$648,960	$462,970	$185,990	$630,457	$449,240	$181,217

4.	Mineral properties

The Company holds a significant number of permits and leases on mineral rights in the Athabasca region of Northern Alberta. At March 31, 2005, the Company's mineral property in the Athabasca region consisted of 32 (Dec 31, 2004 - 23) permits, 14 (Dec 31, 2004 - 15) permits in the process of being converted by the Company to leases and 67 (Dec 31, 2004 - 65) leases, for a total area of 402,965 (Dec 31, 2004 - 335,190) hectares. The Company is party to Co-Development Agreements with Syncrude Canada Ltd., Suncor Energy Inc., Albian Sands Energy Inc. and Canadian Natural Resources Limited. The agreements provide for a co-operative planning in the development of the lands and data sharing by bringing together the holder of the oil sands rights and the holder of the metallic and industrial mineral rights.

Birch Mountain Resources Ltd.
Notes to the Interim Unaudited Consolidated Financial Statements
For the quarters ended March 31, 2005 and 2004

Amounts capitalized are for the development of its industrial mineral properties over the past two and a half years and are associated with a proposed limestone quarry.
		Capitalized		Expensed for the
				three months ending
	At Mar 31, 2005	For the three months ending	At Dec 31, 2004	Mar 31, 2005	Mar 31, 2004
		Mar 31, 2005
Administration	$136,334	$56,951	$79,383	$7,746	$10,227
Assay and geological	93,916	16,176	77,740	-	-
Land lease and permit	51,202	672	50,530	160,929	151,396
Materials, services and drilling	3,158,701	552,464	2,606,237	17,053	377
Salaries	689,996	105,741	584,255	31,061	8,322
Travel and accommodations	105,556	14,332	91,224	3,903	-
	$4,235,705	$746,336	$3,489,369	$220,692	$170,322
5.	Share capital

	(a)	Authorized capital
Unlimited number of common voting shares
Unlimited number of preferred shares issuable in series
Unlimited number of non-voting shares

	(b)	Issued capital
Common shares
	Number	Amount

Balance December 31, 2004	66,306,799	$10,961,876
Issued for cash
Issued on exercise of options	475,585	251,303
Issued on exercise of warrants	515,033	386,275

Balance March 31, 2005	67,297,417	$11,599,454

(c)	Preferred shares

An unlimited number of preferred shares may be issued in one or more series, and the directors are authorized to fix the number of shares in each series and to determine the designation, rights, privileges and conditions attached to the shares of each series. No preferred shares have been issued.

Birch Mountain Resources Ltd.
Notes to the Interim Unaudited Consolidated Financial Statements
For the quarters ended March 31, 2005 and 2004
5.	Share capital (continued)

(d) Reserved for issue

Options

The Company has a stock option plan that was established in 1994 and has been subsequently amended by the shareholders, including most recently in 2004. The purpose of the plan is to offer persons who provided services to the Company, whether directors, officers, consultants or employees, an opportunity to obtain a proprietary interest in the Company through the purchase of common shares and to aid in attracting, retaining and encouraging the continued involvement of such persons with the Company. The plan contains provisions stating that the option period may not exceed five years and that the number of common shares issuable on exercise of outstanding stock options may not exceed 10,269,047 shares. The plan is administered by the Compensation Committee of the Board of Directors who determines to whom options shall be granted including the terms, pricing and vesting of the grants. The Company has granted options on common shares as follows:

	Number of	Price Range	Weighted Average	Expiry
	Options	($)	Price ($)	Date

December 31, 2004, outstanding	7,316,070	0.25 - 0.74	0.45	2006 - 2009
Granted	1,890,000	2.35 - 2.48	2.44
Exercised	475,585	0.30 - 0.65	0.48
March 31, 2005, outstanding	8,730,485	0.25 - 2.48	0.88	2006 - 2009

The following summarizes information about stock options outstanding and exercisable as at March 31, 2005:

Number	Expiry	Exercisable and	Option
of Options	Date	Outstanding	Price ($)
307,415	January 2006	307,415	0.60
150,000	April 2006	150,000	0.65
200,000	May 2006	200,000	0.50
1,040,000	March 2007	1,040,000	0.26
1,215,000	April 2007	1,215,000	0.34
2,010,625	October 2008	2,010,625	0.30
125,000	May 2009	62,500	0.53
1,762,445	August 2009	881,223	0.55
30,000	November 2009	7,500	0.74
600,000	January 2010	150,000	2.35
1,290,000	March 2010	322,500	2.48
8,730,485	2006 - 2009	6,346,763	0.84

Warrants
In relation to private placements, the Company has the following warrants outstanding:

	Number of	Price	Weighted-Average	Expiry
	Warrants	Range ($)	Price ($)	Date

December 31, 2004, outstanding	2,885,188	0.75 - 2.00	0.97	2005
Exercised	515,033	0.75	0.75
March 31, 2005, outstanding	2,370,155	0.75 - 2.00	1.06	2005

Birch Mountain Resources Ltd.
Notes to the Interim Unaudited Consolidated Financial Statements
For the quarters ended March 31, 2005 and 2004

6.	Contributed surplus

Changes in contributed surplus are as follows:

Balance, December 31, 2004	338,569
Options granted to employees, directors and officers	645,954
Options granted to advisors	63,543
Options converted to share capital	(24,088)
Balance March 31, 2005	$1,023,978

7.	Deficit

Pursuant to Section 38 of the Business Corporations Act of Alberta, the shareholders approved a reduction in the stated capital by the amount of the accumulated deficit as of June 30, 2004. As a result, the deficit and share capital were reduced by $27,748,932.

8.	Per share amounts

Basic loss per share was calculated using 66,552,361 shares (March 31, 2004 -50,895,660), the weighted-average number of shares outstanding for the period. Diluted loss per share amounts have not been calculated as the effect of common shares issuable upon exercise of share options and warrants is anti-dilutive.

9.	Stock-based compensation and stock-based expenses

The Company uses the the Black-Scholes option-pricing model to provide a fair-value for stock based compensation for employees, directors, officers and advisors. Option pricing models require the input of highly subjective assumptions, including the expected price volatility. Change in the subjective input assumptions can materially affect the fair-value estimate, and therefore the existing models do not necessarily provide a reliable single measure of the fair value of the Company's stock options.

Had the fair-value method been used since January 1, 2001, the Company's net loss and net loss per share would have been as follows:
	2005	2004
Pro-forma loss for the period	$(1,416,603)	$(529,607)
Loss per share, basic	(0.02)	(0.01)

During the period ended March 31, 2005, options issued to employees, directors officers and advisors were valued at $2,492,642 (2004 - nil). In accordance with the vesting periods, the following expense and offsetting credit to contributed surplus were recorded. An unamortized balance of $2,131,978 (2004 - $155,542) will be expensed over the current and next fiscal year.

	2005	2004
Stock-based compensation for stock issued in the current period	$559,617	$-
Stock-based compensation for stock issued in prior periods	86,337	48,191
Less stock-based compensation capitalized in mineral properties	(21,584)	-
Net stock-based compensation expense	624,370	48,191
Stock-based expenses included in professional fees	63,543	-
Total stock-based expenses	$687,913	$48,191

Birch Mountain Resources Ltd.
Notes to the Interim Unaudited Consolidated Financial Statements
For the quarters ended March 31, 2005 and 2004

9.	Stock-based compensation and stock-based expenses (continued)

The fair value of each option was estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions:

	2005	2004
Expected life	1 to 2 years	1 to 2 years
Risk-free interest rate	4.3%	3.8% - 4.3%
Expected volatility	100%	110%
Annual dividends	nil	nil

10.	Income tax recovery

The income tax recovery for the period ended March 31 differs from the amount that is expected by applying the current tax rates for the following reasons:
	2005	2004

Loss before taxes	$1,416,603	$529,607
Expected tax recovery at 35.62% (2004 - 38.95%)	504,594	206,282
Resource allowance	(50,927)	(34,646)
Share issue costs	13,037	4,336
Non-deductible expenses for tax	(133,371)	(30,195)
Other	-	40,867
Valuation allowance	333,333	186,644
Future income tax recovery	-	-

11.	Related-party transactions

The Company had the following transactions with related parties during the period ended March 31, 2005:

	•	Included in shareholder services and promotion are amounts of $3,500 (2004 - $5,031) paid to a company controlled by the spouse of a director.

	•	Included in professional fees is $24,600 (2004 - $13,271) of consulting and legal fees paid to a company owned by an officer.

	•	Included in professional fees is $25,365 (2004 - $33,239) of legal fees paid to firms in which officers are partners.

	•	Included in accounts payable is $58,738 (2004 - $26,094) relating to these transactions.

These transactions were in the normal course of operations and were measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

Birch Mountain Resources Ltd.
Notes to the Interim Unaudited Consolidated Financial Statements
For the quarters ended March 31, 2005 and 2004

12.	Segmented information

The Company's principal business activity is the acquisition, exploration and development of mineral leases and permits. The Company's activities are focused on Western Canada, in the Athabasca region, near Fort McMurray, Alberta. The business segments are defined by the nature of the project. The industrial minerals segment relates to the development of a limestone quarry that will produce aggregate products and quicklime for use by the oil sands. The development of the limestone opportunity requires environmental, geological and engineering work including preparing the necessary regulatory filings for Alberta Environment and the Natural Energy and Conservation Board. Two other projects that the Company has been involved with relate to precious metals. The mineral exploration project focuses on exploration of mineral permits and leases for the discovery of precious metals and the mineral technology project focuses on research to develop methods for producing economic recoverable amounts of precious metals from nanoparticles.

Segmented information for the three-month period ending March 31 is a follows:
	Industrial	Mineral	Mineral
	Minerals	Exploration	Technology	Corporate	Total
2005
Interest income	$-	$-	$ -	$25,788	$25,788
Expense		220,692	-	1,221,699	1,442,391
Loss before tax		(220,692)	-	(1,195,911)	(1,416,603)
Assets	$4,276,456	$156,195	$ -	$5,003,375	$9,436,026

2004
Interest income	$-	$-	$ -	$7,749	$7,749
Expense		170,322	-	367,034	537,356
Loss before tax		(170,322)	-	(359,285)	(529,607)
Assets	$1,201,298	$143,812	$ -	$1,420,531	$2,765,641

13.	Comparative figures

Certain comparative figures have been reclassified to confirm with presentation adopted in the current year.

ITEM 19     EXHIBITS

EXHIBIT NO.

1.1 Articles of Amalgamation (1)

1.2 By-Law No. 1 (1)

2.1 Shareholders Rights Plan Agreement (1)

4.1 Stock Option Plan of the Company dated November 2, 1994 (1)

4.2 Stock Option Plan of the Company dated March 27, 2002 (2)

4.3 Amended 1994 Stock Option Plan of the Company dated May 8, 2003 (2)

4.4 Amended 2002 Stock Option Plan of the Company dated May 8, 2003 (2)

4.5 Stock Option Plan of the Company dated May 7, 2004 (3)

4.6 Employment Contract with Douglas J. Rowe (1)

4.7 Finders Fee Agreement between the Company and American Precious Metals Inc. dated June 24, 1999 (1)

4.8 Shareholders Rights Plan Agreement dated March 28, 2005

11.1 Code of Business Conduct and Ethics (3)

12.1 Certification of Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2 Certification of Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1 Certification of Principal Executive Officer Pursuant to 18 U.S.C. Section 1350, As Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2 Certification of Principal Financial Officer Pursuant to 18 U.S.C. Section 1350, As Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.1 News Release of the Company dated September 27, 2000 (1)

(1)	Previously filed by the Company as part of its Registration Statement on Form 20-F filed on September 29, 2000 (SEC File No. 0-31645)
(2)	Previously filed by the Company as part of its Form 20-F filed on June 30, 2003 (SEC File No. 0-31645)
(3)	Previously filed by the Company as part of its Form 20-F filed on June 29, 2004 (SEC File No. 0-31645)

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

BIRCH MOUNTAIN RESOURCES LTD.

Date: June 24, 2005
	By:	/s/ Douglas J. Rowe
Douglas J. Rowe
President and Chief Executive Officer