Form 20-F/A
BIRCH MOUNTAIN RESOURCES LTD
filed 2005-08-10
CIK 1006224

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F/A
Amendment No. 1
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

Yes [x]         No [ ]

Indicated by check mark which financial statement item the registrant has elected to follow.

Item 17 [x]        Item 18 [ ]

TABLE OF CONTENTS

GLOSSARY & ABBREVIATIONS			4
EXPLANATORY NOTE			6
SPECIAL NOTE REGARDING FORWARD LOOKING STATEMENTS			6
REPORTING CURRENCY AND FINANCIAL INFORMATION			6
ITEM 1	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS		7
ITEM 2	OFFER STATISTICS AND EXPECTED TIMETABLE		7
ITEM 3	KEY INFORMATION		7
	A.	Selected Financial Information	7
	B.	Capitalization and Indebtedness	8
	C.	Reasons for the Offer and Use of Proceeds	8
	D.	Risk Factors	8
ITEM 4	INFORMATION ON BIRCH		14
	A.	History and Development of Birch	14
	B.	Business Overview	15
	C.	Organizational Structure	20
	D.	Property, Plants and Equipment	20
ITEM 5	OPERATING AND FINANCIAL REVIEW AND PROSPECTS		28
	A.	Operating Results	29
	B.	Liquidity and Capital Resources	31
	C.	Research and Development, Patent and Licenses	32
	D.	Trend Information	32
	E.	Off-balance Sheet Arrangements	33
	F.	Tabular Disclosure of Contractual Obligations	33
ITEM 6	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES		33
	A.	Directors and Senior Management	33
	B.	Compensation	35
	C.	Board Practices	36
	D.	Employees	37
	E.	Share Ownership	37
ITEM 7	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS		38
	A.	Major Shareholders	38
	B.	Related Party Transactions	38
	C.	Interests of Experts and Counsel	38
ITEM 8	FINANCIAL INFORMATION		38
	A.	Consolidated Statements and Other Financial Information	38
	B.	Significant Changes	39
ITEM 9	THE OFFER AND LISTING		39
	A.	Offer and Listing Details	39
	B.	Plan of Distribution	40
	C.	Markets	40
	D.	Selling Shareholders	40
	E.	Dilution	40
	F.	Expenses of the Issue	40
ITEM 10	ADDITIONAL INFORMATION		40
	A.	Share Capital	40
	B.	Memorandum and Articles of Association	40
	C.	Material Contracts	41
	D.	Exchange Controls	41
	E.	Taxation	43
	F.	Dividends and Paying Agents	47
	G.	Statement by Experts	47
	H.	Documents on Display	47
	I.	Subsidiary Information	48

GLOSSARY & ABBREVIATIONS

Certain terms and their usage used throughout this Form 20-F are defined below.

ABCA	The Business Corporations Act (Alberta).
Aggregate	A granular material composed of gravel or crushed rock and containing less than 50% sand.
Asphalt	A mixture of crushed rock, gravel or sand and bitumen residues from oil and gas refining that is used in paving and roofing applications.
Assay or fire assay	A high-temperature process involving the melting of a rock to determine its precious metal content.
AMEX	The American Stock Exchange.
Basement	The part of the Earth's crust that occurs beneath a cover of sedimentary rocks.
Birch or Company	Birch Mountain Resources Ltd., its predecessors and subsidiaries.
Carbonate	A sedimentary rock composed of minerals containing carbon and oxygen in the form of carbonate (CO3); for example, limestone.
CERI	Canadian Energy Research Institute.
Coke	A solid residue of impure carbon obtained as a residual product of hydrocarbon upgrading or refining.
Cretaceous	The geological time period between about 135 and 65 million years ago.
Devonian	The geological time period between about 410 and 360 million years ago.
Evaporite	A sedimentary rock containing minerals formed from the evaporation of marine and/or non-marine waters.
Exchange or TSXV	The TSX Venture Exchange Inc. and its predecessors.
Extraction	A chemical or physical process by which a metal or mineral is separated and removed from a host rock.
Fault	A discrete surface separating two rock masses which have moved past one another.
Flue Gas Desulphurization or FGD	A process by which gaseous sulphur compounds, including sulphur (SO2) and sulphur trioxide (SO3) are removed from flue gases produced by burning sulphur-bearing fossil fuels.
Formation or Geological Formation	A body of rock having easily recognizable boundaries and properties that allows it to be identified in the field without resorting to microscopic or chemical analyses.
Grade	The relative quantity of ore-mineral content in a mineralized body, e.g. grams of gold per t of rock or percent of copper.
Glacial Gravels	Surface gravels deposited by glaciers.
Hammerstone Project	An expansion of the initial quarry (the MVQ) and the start-up of a limestone processing plant.
Igneous	A rock that has cooled and solidified from a melt.
Industrial Mineral	A non-metallic mineral or rock that is used for industrial purposes.
Kiln	A large fire-brick lined furnace for making quicklime.
Limestone	A rock predominantly composed of the mineral calcite (calcium carbonate (CaCO3)).
Microparticulate or Microparticle	Composed of particles on the order of 0.1 to 100 micrometres in size.
Mineral	A naturally occurring homogeneous substance having fixed physical properties and chemical composition and a defined crystal form.

Mineral Property	Any form of title or right to explore and/or mine granted by a government pursuant to one or more of: a claim, contract of work, special exploration permit, mineral lease or mineral permit.
Mineral Reserve	That parts of a mineral deposit that could be economically and legally extracted or produced at the time of the reserve determination.
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

EXPLANATORY NOTE

This Amendment No. 1 on Form 20-F/A ("Form 20-F/A") to the Company's Annual Report on Form 20-F for the year ended December 31, 2004, initially filed with the Securities and Exchange Commission on June 28, 2005 (the "Original Form 20-F "), is being filed primarily to amend and revise the following items:

    • Item 3A. Key Information -- Selected Financial Information

    • Item 5. Operating and Financial Review and Prospects

    • Item 17. Financial Statements

The Company has estimated and accrued a potential liability that was not previously recorded in the financial statements filed with the Original Form 20-F. This adjustment was identified as a result of our ongoing review of our accounting practices and procedures and resulted in the restatement of our financial statements. Accordingly, we have amended and restated in its entirety the Items set forth above to reflect the adjustments made to the financial statements and other additional disclosure relating to the accounting treatment for the restatement and other related disclosure. Except as otherwise expressly noted herein, this Form 20-F/A does not reflect events occurring after the filing of the Original 20-F or modify or update the disclosure set forth in the Original 20-F in any way, except as required to reflect the effects of the restatement of our financial statements or deemed necessary in connection with the completion of restated financial statements. The remaining Items of the Original 20-F are not amended hereby, but are included for the convenience of the reader.

Further, and pursuant to Rule 12b-15 of the Securities and Exchange Act of 1934, as amended, we are filing herewith certain currently dated certifications. No other information contained in the Original Filing is being amended hereby.

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

Three Months Ended March 31 (unaudited)			Twelve Months Ended December 31 (audited)
	2005	2004	2004	2003	2002	2001	2000
	(in thousands of Canadian dollars, except loss per share in dollars and shares outstanding in thousands)
Canadian GAAP (1)
Revenues	26	8	48	312	251	88	195
Expenses	1,442	537	2,935	1,880	2,147	2,627	3,964
Loss before income taxes	(1,416)	(530)	(2,887)	(1,568)	(1,896)	(2,539)	(3,769)
Net loss for the year	(1,416)	(530)	(2,887)	(1,568)	(1,896)	(2,179)	(3,531)
Loss per share(2)	(0.02)	(0.01)	(0.05)	(0.04)	(0.06)	(0.06)	(0.11)
Total Assets	9,436	2,636	9,532	2,424	265	610	11,491
Liabilities	3,078	593	3,081	899	934	309	385
Shareholders' Equity	6,358	2,043	6,451	1,525	(755)	301	11,106
Total Common Shares outstanding(3)	67,297	51,342	66,307	50,449	36,886	33,647	33,553

US GAAP (4)
Revenues	26	8	48	312	251	88	195
Expenses	1,725	1,482	4,124	2,217	2,147	2,627	4,474
Loss before income taxes	(1,699)	(1,475)	(4,076)	(1,905)	(1,896)	(2,539)	(4,279)
Net loss for the year	(1,699)	(1,475)	(4,076)	(1,905)	(1,896)	(2,539)	(4,279)
Loss per share(2)	(0.03)	(0.03)	(0.07)	(0.05)	(0.05)	(0.08)	(0.13)
Total Assets	7,628	1,485	8,007	2,088	265	610	3,153
Liabilities	3,078	593	3,081	899	934	309	385
Shareholders' Equity	4,550	892	4,926	1,189	(669)	301	2,768
Total Common Shares outstanding(3)	67,297	51,342	66,307	50,449	36,886	33,647	33,553

Notes:
(1)	Refers to Canadian Generally Accepted Accounting Principles.
(2)	The net loss per common share was calculated using the weighted average number of common shares outstanding during the period indicated.
(3)	Based on the number of common shares outstanding at the end of the period indicated. Excludes common shares issuable upon exercise of stock options and any other outstanding convertible securities.
(4)	Refers to US Generally Accepted Accounting Principles.

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

Restatement of Financial Statements

The Company has estimated and accrued a potential liability that was not previously recorded in the financial statements filed with the Original Filing. The Company raised capital through flow through share issuances in 2002, 2003 and 2004, which provide for an indemnity to the subscriber for the additional taxes payable by such subscriber if Birch was unable to or failed to renounce the qualifying expenditures as agreed without limiting the recourse of the subscriber. The Company has applied for and filed all the necessary forms to qualify for and renounce flow through expenditures in 2002, 2003 and 2004. The accounting for and related tax balances as reported by the Company are subject to estimation based on the Company's tax filing position and any change in the tax filing position could expose the Company to additional taxes payable or indemnification of the subscribers. The Company has estimated and accrued a potential liability in the amount of $2,200,000.

This restatement has been applied retroactively. For the year ended December 31, 2004, $1,750,000 was recorded as in increase in current liabilities, $1,450,000 as an offsetting reduction in share capital for amounts related to flow through shares and $300,000 as an increase to office expenses for an estimated interest expense. For the year ended December 31, 2003, $750,000 was recorded as an accrued liability with an offsetting reduction in share capital for amounts related to flow through shares. In addition, the future income tax recovery recorded on the income statement was reclassified as an increase in share capital.

The cumulative effect of these changes on previously reported results for the year ended December 31, 2004 is an increase in current liabilities of $2,500,000 (from $580,787 to $3,080,787), a increase in share capital of $260,300 (from $8,501,576 to $8,761,876), an increase in the net loss of $1,663,000 (from $1,224,057 to $2,887,057) and a resulting decrease in retained earnings of $2,760,300 (from retained earnings of $111,491 to an accumulated deficit of $2,648,809). The cumulative effect of these changes on previously reported results for the year ended December 31, 2003 is an increase in current liabilities of $750,000 (from $148,786 to $898,786), an increase share capital of $347,300 (from $28,598,874 to $28,946,174), an increase in the net loss of $1,011,000 (from $557,435 to $1,568,435) and a resulting increase in accumulated deficit of $1,097,300 (from $26,413,384 to $27,510,684). The cumulative effect of these changes on previously reported results for the year ended December 31, 2002 is an increase in the net loss of $86,300 (from $1,809,950 to $1,896,250), an increase in share capital of $86,300, and a resulting increase in accumulated deficit of $86,300.

Based upon the restatement of the Company's December 31, 2004 financial statements, the balances of current liabilities, retained earnings and share capital as previously reported for the period ended March 31, 2005 have been revised. The revisions have increased current liabilities by $2,500,000 (from $578,006 to $3,078,006), decreased share capital by $2,200,000 (from $11,599,454 to $9,399,454) and increased accumulated deficit by $300,000 (from $3,765,412 to $4,065,412). See "Item 17 - Financial Statements."

The revised financial statements also reflect additional disclosure on the accounting treatment for the restatement and an updated description of the Company's stock option plan in the Share Capital note. See "Item 17- Financial Statements."

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

The Company incurred a net loss of $2,887,057 in the year ended December 31, 2004, compared to a net loss of $1,568,435 in 2003 and a net loss of $1,896,250 in 2002. As at December 31, 2004, the Company had an accumulated deficit, as restated, of $2,648,809.

Corporate Expenses

Total corporate expenses in 2004 were $2,172,876 (excluding $762,371 of mineral properties expensed), and in 2003 were $1,136,023 (excluding $744,385 of mineral properties expensed), and in 2002 were $1,170,931 (excluding $976,305 of mineral properties expensed).

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

Corporate expenses, excluding non-cash stock-based expenses, increased in 2004 to $1,890,827 compared with $1,068,111 in 2003 and $1,170,931 in 2002. The increase in 2004 reflects the increased focus on the industrial mineral potential of the Athabasca mineral property and professional fees and office expenses for the work required in the regulatory applications for the MVQ and the Hammerstone Project.  Additionally, the increase was caused by additional promotional costs reported in shareholder services and promotion expenses and consulting expenses related to additional printing and distribution of company brochures, investors awareness, executive travel and an investor relations consultant.

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

B.     Liquidity and Capital Resources

Years Ended December 31, 2004, 2003 and 2002

The Company's primary source of cash has been private placements of equity securities. Working capital at December 31, 2004 was $2,781,050, compared to $1,030,029 at December 31, 2003 and a working capital deficit of $832,191 at December 31, 2002.

During 2004, Birch raised gross proceeds of $6.6 million through private placements, compared to $4.5 million in 2003 and $926,705 in 2002. These proceeds were offset by an accrued liability for possible future indemnification of taxes payable to subscribers, estimated at $750,000 for 2003 and $1,450,000 for 2004, should the Company not renounce or qualify expenditures for the flow-through shares. Birch received $228,580 from the exercise of stock options in 2004, $65,500 in 2003 and during 2002 no options were exercised. Birch also received $2.7 million from the exercise of warrants in 2004, and no warrants were exercised in 2003 or 2002. The funds raised in 2004 provided working capital to sustain basic operations into 2005.

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

On-going commitments for capital resources relate largely to the maintenance of the mineral permits and leases granted to the Company by the Government of Alberta plus some general operating leases. The total landholdings of the Company decreased by 34,513 hectares in 2004 to a total of 335,190 hectares (828,269 acres). Lease and permit payments, along with associated fees in 2004 were $659,177, while lease and permit payments and commitments beyond 2004 will be approximately $655,235 if Birch continues to hold all of its mineral leases and permits into the future.  At December 31, 2004, the Company has a requirement to spend $2.5 million of qualifying expenditures for flow through purposes prior to December 31, 2005.

Three Months Ended March 31, 2005 and 2004

The Company's primary source of cash has been private placements. Working capital at March 31, 2005 is $1,936,325, a decrease of approximately $845,000 from December 31, 2004. The decrease is a result of lower cash balances resulting from cash expenditures in first quarter 2005.

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

PART III

ITEM 17     FINANCIAL STATEMENTS
Page No.
Report of Independent Registered Public Accounting Firm
Consolidated Balance Sheets for the years ended December 31, 2004 and 2003	F-1
Consolidated Statements of Loss and Retained Earnings (Deficit) for the years ended December 31, 2004, 2003 and 2002	F-2
Consolidated Statements of Cash Flows for the years ended December 31, 2004, 2003 and 2002	F-3
Notes to the Consolidated Financial Statements for the years ended December 31, 2004, 2003 and 2002	F-4

Consolidated Balance Sheets for the three months ended March 31, 2005 and December 31, 2004	F-19
Consolidated Statements of Loss and Deficit for the three months ended March 31, 2005 and 2004	F-20
Consolidated Statements of Cash Flows for the three months ended March 31, 2005 and 2004	F-21
Notes to the Interim Unaudited Consolidated Financial Statements for the quarters ended March 31, 2005 and 2004	F-22

ITEM 18     FINANCIAL STATEMENTS

This item is not applicable.

51

BIRCH MOUNTAIN RESOURCES LTD.

Consolidated Financial Statements
December 31, 2004 and 2003

Birch Mountain Resources Ltd.
Report of Independent Registered Public Accounting Firm

To the Shareholders of
Birch Mountain Resources Ltd.

We have audited the consolidated balance sheets of Birch Mountain Resources Ltd. as at December 31, 2004 and 2003 and the consolidated statements of loss and retained earnings (deficit) and cash flows for each of the years in the three-year period ended December 31, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is express an opinion on these financial statements based on our audits.

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

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2004 and 2003 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2004, in accordance with Canadian generally accepted accounting principles.

Our previous audit report dated February 25, 2005 has been withdrawn and the consolidated financial statements have been revised as described in note 3 to the consolidated financial statements.

                                                                                                                                                       Signed Meyers Norris Penny LLP
                                                                                                                                                          Chartered Accountants

Calgary, Canada
Feb 25, 2005 (except for notes 3 and 8, which are as of July 25, 2005).

Suite 600, 808 - 4th Ave. S.W., Calgary, Alberta T2P 3E8 (403)263-3385

Birch Mountain Resources Ltd. Consolidated Balance Sheets As of December 31

		2004	2003
		Restated	Restated
Assets
Current
Cash and cash equivalents		5,444,270	1,818,292
GST and other receivables		233,459	52,221
Prepaids and deposits		184,108	59,102
		5,861,837	1,929,615
Property, plant and equipment (Note 4)		181,217	158,482
Mineral properties (Note 5)		3,489,369	336,136
Total Assets		9,532,423	2,424,233
Liabilities
Current
Accounts payable and accrued liabilities (Note 6)		357,229	91,598
Advances on share subscriptions		173,252	-
Deferred credit (Note 7)		50,306	57,188
Other current liabilities (Note 8)		2,500,000	750,000
		3,080,787	898,786

Shareholders' equity
Share capital (Note 9)		8,761,876	28,946,174
Contributed surplus (Note 11)		338,569	89,957
Retained deficit (Note 12)		(2,648,809)	(27,510,684)
		6,451,636	1,525,447
Total Liabilities and Shareholders' Equity		9,532,423	2,424,233

Nature of operations (Note 1)
Commitments (Note 13)

Approved on behalf of the Board:

s/ Douglas J. Rowe	Director
Douglas J. Rowe

Signed Kerry E. Sully	Director
Kerry E. Sully

The accompanying notes are an integral part of these financial statements.

	Birch Mountain Resources Ltd.
	Consolidated Statements of Loss and Retained Earnings (Deficit)
		For the years ended December 31

	2004	2003	2002
	Restated	Restated	Restated

Expenses
Mineral properties expensed (Note 5)	762,371	744,385	976,305
Salaries and benefits	386,579	422,135	437,786
Office	683,316	263,247	233,043
Professional fees	396,552	125,175	264,584
Shareholder services and promotion	329,993	213,203	143,046
Stock-based compensation (Note 10)	246,127	66,681	-
Consulting	79,973	800	2,400
Amortization	50,336	33,632	47,558
Research costs	-	11,150	42,514
Loss before the following	2,935,247	1,880,408	2,147,236
Interest and other income	(48,190)	(11,205)	(986)
Gain on disposal of investment	-	(6,768)	-
Limestone sale	-	(100,000)	(250,000)
Gain on cancellation of debt (Note 6)	-	(194,000)	-
	(48,190)	(311,973)	(250,986)
Net loss for year	2,887,057	1,568,435	1,896,250
Deficit, beginning of year	(27,510,684)	(25,942,249)	(24,045,999)
Elimination of deficit (Note 12)	27,748,932	-	-
Retained deficit, end of year	(2,648,809)	(27,510,684)	(25,942,249)

Loss per share
Basic and diluted (Note 16)	(0.05)	(0.04)	(0.06)

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

Birch Mountain Resources Ltd.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2004, 2003 and 2002
3.	Restatement

The Company has estimated and accrued a potential liability as outlined in note 8, which was not previously recorded in the financial statements. This correction of an error has been applied retroactively. For the year ended December 31, 2004, $1,750,000 was recorded as in increase in current liabilities, $1,450,000 as an offsetting reduction in share capital for amounts related to flow through shares and $300,000 as an increase to office expenses for an estimated interest expense. For the year ended December 31, 2003, $750,000 was recorded as an accrued liability with an offsetting decrease in share capital. In addition, the future income tax recoveries recorded on the income statement were reclassified as an increase in share capital for amounts related to flow through shares.

The cumulative effect of these changes on previously reported results for the year ended December 31, 2004 is an increase in current liabilities of $2,500,000 (from $580,787 to $3,080,787), a increase in share capital of $260,300 (from $8,501,576 to $8,761,876), an increase in the net loss of $1,663,000 (from $1,224,057 to $2,887,057) and a resulting decrease in retained earnings of $2,760,300 (from retained earnings of $111,491 to an accumulated deficit of $2,648,809). The cumulative effect of these changes on previously reported results for the year ended December 31, 2003 is an increase in current liabilities of $750,000 (from $148,786 to $898,786), an increase share capital of $347,300 (from $28,598,874 to $28,946,174), an increase in the net loss of $1,011,000 (from $557,435 to $1,568,435) and a resulting increase in accumulated deficit of $1,097,300 (from $26,413,384 to $27,510,684). The cumulative effect of these changes on previously reported results for the year ended December 31, 2002 is an increase in the net loss of $86,300 (from $1,809,950 to $1,896,250), an increase in share capital of $86,300, and a resulting increase in accumulated deficit of $86,300.

4.	Property, plant and equipment
		2004			2003
		Accumulated	Net Book		Accumulated	Net Book
	Cost	Amortization	Value	Cost	Amortization	Value
Equipment	312,522	205,485	107,037	270,454	185,179	85,275
Computer	279,553	220,233	59,320	256,390	200,491	55,899
Leasehold improvements	38,382	23,522	14,860	30,543	13,235	17,308
	630,457	449,240	181,217	557,387	398,905	158,482

5.	Mineral properties

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

Birch Mountain Resources Ltd.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2004, 2003 and 2002
5.	Mineral properties (continued) Amounts capitalized and expensed related to mineral properties over the past two years are as follows:
	2004	2004	2003	2004	2003
	Total Capitalized	Capitalized	Capitalized	Expensed	Expensed
Administration	79,383	73,910	5,473	34,276	65,797
Assay and geological	77,740	77,740	-	654	20,429
Land lease and permit	50,530	47,320	3,210	611,857	146,327
Materials, services and drilling	2,606,237	2,393,912	212,325	45,737	179,060
Salaries	584,255	479,089	105,166	66,708	315,925
Travel and accommodations	91,224	81,262	9,962	3,139	16,847
	3,489,369	3,153,233	336,136	762,371	744,385
6.	Accounts payable and accrued liabilities

Included in accounts payable are trade payables and accrued liabilities related to regular business operations. During 2003, the Company cancelled an accrued payable in the amount of $194,000 relating to the estimated costs of discontinuing the Indonesian operations in 1998.

7.	Deferred credit The deferred credit is an amount related to a customer prepayment for future product deliveries.

8.	Other current liabilities

The Company has raised capital through flow through share issuances in 2002, 2003 and 2004, that provide for an indemnity to the subscriber for the additional taxes payable by such subscriber if Birch was unable to or failed to renounce the qualifying expenditures as agreed without limiting the recourse of the subscriber. The Company has applied for and filed the necessary forms to qualify for and renounce expenditures in 2002, 2003 and 2004. The accounting for and related tax balances as reported by the Company are subject to estimation based on the Company's tax filing position and any change in the tax filing position could expose the Company to additional taxes payable or indemnification of the subscribers. The Company has estimated and accrued a potential liability in the amount of $2,500,000.

Birch Mountain Resources Ltd
Notes to the Consolidated Financial Statements
For the years ended December 31, 2004, 2003 and 2002
9.	Share capital
	(a)	Authorized capital Unlimited number of common voting shares Unlimited number of preferred shares issuable in series Unlimited number of non-voting shares

	(b)	Common shares
	Number	Amount
Balance December 31, 2002	36,886,399	25,273,210
Issued for cash
Issued on exercise of options	215,000	65,500
Private placements	7,229,686	2,013,600
Flow-through shares	6,118,000	1,779,500

Share issuance costs	-	(185,636)
Balance December 31, 2003	50,449,085	28,946,174
Issued for cash
Issued on exercise of warrants	5,395,292	2,723,054
Issued on exercise of options	545,180	228,580
Private placements	3,891,013	2,865,038
Flow-through shares	6,026,229	2,294,344

Share issuance costs	-	(546,382)
Elimination of deficit (note 10)		(27,748,932)
Balance December 31, 2004	66,306,799	8,761,876

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

At December 31, 2004, the Company had renounced all of its flow-through commitments remaining on shares issued in 2003 and renounced $3,7,44,000 of expenditures for shares issued in 2004. The balance of $2,525,000of qualifying expenditures is to be incurred prior to December 31, 2005.

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

Birch Mountain Resources Ltd.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2004, 2003 and 2002

9.	Share capital (continued)

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

Birch Mountain Resources Ltd.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2004, 2003 and 2002
9.	Share capital (continued) The Company has granted options on common shares as follows:
	Number of	Price Range	Weighted Average	Expiry
	Options	($)	Price ($)	Date
December 31, 2001, outstanding	2,298,750	0.22 - 1.36	0.77	2003 - 2006
Granted	2,555,000	0.26 - 0.34	0.30	2007
Cancelled	(235,000)	0.70 - 1.36	0.98	2003
December 31, 2002, outstanding	4,618,750	0.22 - 1.36	0.53	2004- 2007
Granted	2,487,500	0.30 - 0.50	0.32	2004 - 2008
Cancelled	(500,000)	0.35 - 0.90	0.52	2004
Exercised	(215,000)	0.22 - 0.35	0.30	2004
December 31, 2003, outstanding	6,391,250	0.22 - 1.36	0.51	2004 - 2008
Granted	2,135,000	0.50 - 0.74	0.55	2009
Cancelled	(665,000)	1.36	1.36	2004
Exercised	(545,180)	0.26 - 0.55	0.40	2007-2008
December 31, 2004, outstanding	7,316,070	0.26 - 0.74	0.45	2005 - 2009

The following summarizes information about stock options outstanding and exercisable as at December 31, 2004:

Number	Expiry	Exercisable and	Option
of Options	Date	Outstanding	Price ($)
408,750	January 2006	408,750	0.60
275,000	April 2006	275,000	0.65
200,000	May 2006	200,000	0.50
1,040,000	March 2007	1,040,000	0.26
1,365,000	April 2007	1,365,000	0.34
2,092,320	October 2008	1,569,240	0.30
125,000	May 2009	62,500	0.53
1,780,000	August 2009	445,000	0.55
30,000	November 2009	7,500	0.74
7,316,070	2006 - 2009	5,372,990	0.37
F-11

Birch Mountain Resources Ltd.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2004, 2003 and 2002
10.	Share capital (continued) Warrants In relation to private placements, the Company has the following warrants outstanding:
	Number of	Price	Weighted-Average	Expiry
	Warrants	Range ($)	Price ($)	Date
December 31, 2002, outstanding (re-priced)	3,239,277	0.50	0.50	2004
Issued	7,553,104	0.50	0.50	2004
December 31, 2003, outstanding	10,792,381	0.50	0.50	2004
Issued	2,906,857	0.75 - 2.00	0.97	2005
Expired	(5,418,758)	0.50	0.50	2004
Exercised	(5,395,292)	0.50 - 0.75	0.50	2004
December 31, 2004, outstanding	2,885,188	0.75 - 2.00	0.97	2005

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

10.	Stock-based compensation

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

Had the fair-value method been used since January 1, 2001, the Company's net earnings and net earnings per share would have been as follows:
	2004	2003	2002
Pro-forma loss	(2,887,057)	(1,568,435)	(2,166,250)
Loss per share, basic	(0.05)	(0.04)	(0.06)
F-12

Birch Mountain Resources Ltd.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2004, 2003 and 2002
10.	Stock-based compensation (continued) The fair value of each option was estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions:
	2004	2003	2002
Expected life	1 to 2 years	3 years	5 years
Risk-free interest rate	3.8%	3.9%	4.5%
Expected volatility	65%	65%	35%
Annual dividends	nil	nil	nil
(b)	Advisors

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

The fair value of each option was estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions:

	2004	2003
Expected life	1 year	2 years
Risk-free interest rate range	3.8%	3.8%
Expected volatility	65%	65%
Annual dividends	nil	nil

11.	Contributed surplus

	Changes in contributed surplus are as follows:

	Balance, December 31, 2002	-
	Options granted to employees, directors and officers	66,681
	Options granted to advisors	23,276
	Balance, December 31, 2003	89,957
	Options granted to employees, directors and officers	246,127
	Options granted to advisors	35,922
	Options converted to share capital	(33,437)
	Balance December 31, 2004	338,569

12.	Deficit

Pursuant to Section 38 of the Business Corporations Act of Alberta, the shareholders approved a reduction in the stated capital by the amount of the accumulated deficit as of June 30, 2004. As a result, the deficit and share capital were reduced by $27,748,932.

F-13

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

Not included in the above amounts is a contingent royalty commitment on one land lease to pay $.015 per tonne of limestone sold, should limestone be produced from minerals on that specific lease.

14.	Related-party transactions

The Company incurs transactions with related parties, in the normal course of business. The transactions are measured at the exchange amount, which is the consideration established and agreed to by the related party and were as follows:

	•	Included in shareholder services and promotion is $14,656 (2003 - $1,469; 2002 - $9,888) paid to a company controlled by the spouse of a director.
	•	Included in professional fees is $37,159 (2003 - $26,327; 2002 - 46,614) of consulting and legal fees paid to a company owned by an officer.
	•	Included in professional fees is $99,145 (2003 - $77,254, 2002 - $61,664) of legal fees paid to firms in which officers are partners.
	•	Included in accounts payable is $7,945 (2003 - $24,953; 2002 - $68,763) relating to these transactions.

15.	Income taxes

The income tax recovery differs from the amount that is expected by applying the current tax rates for the following reasons:
	2004	2003	2002
Loss before taxes	2,887,057	1,568,435	1,896,250
	1,124,509
Expected tax recovery at 38.95% (2003 - 40.80%; 2002 - 41.00%)		639,921	777,462
Resource allowance	(138,585)	(205,591)	(55,971)
Share issue costs	17,342	20,989	8,749
Non-deductible expenses for tax and other	(120,779)	(36,613)	(3,587)
Other permanent differences	163,469	(788,224)	-
Valuation allowance	(1,045,956)	369,518	(726,653)
Future income tax recovery	-	-	-

Future income tax assets consist of the following temporary differences:
	2004	2003	2002
Mineral exploration costs	6,590,913	5,840,161	5,683,330
Capital assets	69,911	90,770	101,291
Scientific Research and Experimental Development expenditures unclaimed	77,702	79,438	86,806
Non-capital loss carry forwards	654,525	436,552	987,185
Share issuance costs and other	154,518	54,692	12,519
Valuation allowance	(7,547,569)	(6,501,613)	(6,871,131)
Future tax assets (net of valuation allowance)	-	-	-
F-14

Birch Mountain Resources Ltd.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2004, 2003 and 2002
15.	Income taxes (continued)

At December 31, 2004, the Company has the following deductions available:

	•	Canadian mining exploration costs and undepreciated capital cost allowance of $21,480,000 (2003 - $16,804,000, 2002 -
$14,600,000), which may be carried forward indefinitely;
	•	Scientific Research and Experimental Development costs of $211,000, which may be carried forward indefinitely; and
	•	Non-capital loss carry forwards of approximately 1,659,000 that, if unused, will expire as follows: $
2005	132,000
2006	185,000
2007	-
2008	719,000
2009	20,000
2010	-
2011	603,000
In addition to the above, the Company has the following tax deductions available, which have not been reflected in the statements:

•	Capital losses of $3,500,000, which may be carried forward indefinitely; and

•	Investment tax credits of $38,000 available for carry forward to 2005.
16.	Per share amounts

Basic loss per share is calculated using the weighted-average number of shares outstanding for the year. For purposes of the calculations, the weighted-average number of shares outstanding was 56,596,951 (2003 - 41,147,226, 2002 -34,323,673). Diluted loss per share amounts have not been calculated as the effect of common shares issuable upon exercise of share options and warrants is anti-dilutive.

17.	Segmented information

The Company's principal business segment is the acquisition and exploration of mineral leases and permits. The Company also engages in research of mineral technology and in 2003 established an Industrial Mineral Division to pursue the development of its limestone property. The Company's activities are focused in Western Canada.

	Mineral	Mineral	Industrial
	Exploration	Technology	Minerals	Corporate	Total
2004
Revenue	-	-	-	48,190	48,190
Expense	762,371	-	-	2,172,876	2,935,247
Loss	(762,371)	-	-	(2,124,686)	(2,887,057)
Assets	59,393	-	3,585,938	5,887,092	9,532,423
2003
Revenue	-	-	100,000	211,973	311,973
Expense	262,044	11,150	471,191	1,136,023	1,880,408
Loss	(262,044)	(11,150)	(371,191)	(924,050)	(1,568,435)
Assets	39,510	-	364,892	2,019,831	2,424,233
2002
Revenue	-	-	250,000	986	250,986
Expense	821,331	42,514	112,460	1,170,931	2,147,236
Loss	(821,331)	(42,514)	137,540	(1,169,945)	(1,896,250)
Assets	81,600	-	-	183,492	265,092
F-15

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

	2004	2003
Cash (CAD$)	387,182	29,966
Accounts payable(CAD$)	20,376	1,382
19.	Material differences between Canadian and United States generally accepted accounting principles

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

F-16

Birch Mountain Resources Ltd.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2004, 2003 and 2002
19.	Material differences between Canadian and United States generally accepted accounting principles(continued)

If these consolidated financial statements were prepared in accordance with U.S. GAAP, the impact on shareholder's equity would be as follows:

		2004	2003
Shareholders' equity under Canadian GAAP		6,451,636	1,525,447
Exploration expenditures capitalized (b)		(1,525,699)	(336,136)
Shareholders' equity under U.S. GAAP		4,925,937	1,189,311

In addition, the impact on the consolidated statements of loss would be as follows:
	2004	2003	2002
Net loss for the year under Canadian GAAP	2,887,057	1,568,435	1,896,250
Exploration expenditures capitalized (b)	1,189,563	336,136	-

Net loss for the year under U.S. GAAP	4,076,620	1,904,571	1,896,250

Loss per share under U.S. GAAP
Basic and fully diluted	(0.07)	(0.05)	(0.06)

Commencing Jan 1, 2003, the Company adopted the fair value method of accounting for stock options for both Canadian and U.S. GAAP purposes. The effect of this change was that stock-based compensation is recorded as an expense instead of disclosing the effect of granting options as proforma information in the notes to the financial statements.

For the years ended December 31, 2004 and 2003, these costs were calculated in accordance with the Black-Scholes option-pricing model assuming no dividends are paid, an annual risk-free interest rate of 3.8% to 3.9%, an expected volatility of 65% and an expected life of one to three years. For 2004, the fair value of the options, calculated as $278,357 (2003 -$66,681), is included in the net loss. Prior to Jan 1, 2003, the Company accounted for stock options in accordance with APB Opinion No.25, Accounting for Stock Issued to Employees (APB 25). Under APB 25, stock-based compensation to employees and directors is calculated using the intrinsic-value method whereby compensation cost is recorded for the excess, if any, of the quoted market price versus the exercise price at the date granted.

Had the Company adopted the fair value method for its U.S. GAAP disclosure prior to Jan 1, 2003, the following net losses would have been reported.

	2004	2003	2002
Net loss for the year under U.S. GAAP	4,076,620	1,904,571	1,896,250
Pro-forma stock compensation	-	-	270,000
Pro-forma loss for the year under U.S. GAAP	4,076,620	1,904,571	2,166,250

Loss per share under U.S. GAAP
Basic and diluted	(0.07)	(0.05)	(0.06)
F-17

Birch Mountain Resources Ltd.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2004, 2003 and 2002
20.	Subsequent events

Subsequent to December 31, 2004, the Company issued a total of 600,000 stock options to an employee and a consultant at an exercise price of $2.35, as well as 1,290,000 options with 1,100,000 options to directors and officers with an exercise price of $2.48.

21.	Comparative figures Certain comparative figures have been reclassified to confirm with presentation adopted in the current year.

F-18

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

Birch Mountain Resources Ltd.
Consolidated Balance Sheets
UNAUDITED

	As at March 31, 2005	As at December 31, 2004
Assets
Current
Cash and cash equivalents	$4,523,361	$5,444,270
Accounts receivable	129,994	233,459
Prepaids and deposits	360,976	184,108
	5,014,331	5,861,837

Property, plant and equipment (Note 3)	185,990	181,217
Mineral properties (Note 4)	4,235,705	3,489,369

Total Assets	$9,436,026	$9,532,423

Liabilities and Shareholders' Equity
Liabilities
Current
Accounts payable and accrued liabilities (Note 11)	$527,700	$357,229
Advances on share subscriptions	-	173,252
Deferred credit	50,306	50,306
Other current liabilities (Note 5)	2,500,000	2,500,000
	3,078,006	3,080,787

Shareholders' equity
Share capital (Note 6)	9,399,454	8,761,876
Contributed surplus (Note 7)	1,023,978	338,569
Accumulated deficit (Note 8)	(4,065,412)	(2,648,809)
	6,358,020	6,451,636
Total Liabilities and Shareholders' Equity	$9,436,026	$9,532,423

See accompanying notes to the unaudited interim consolidated financial statements

Approved on behalf of the Board:

Signed Douglas J. Rowe
________________________________Director
Douglas J. Rowe

Signed Kerry E. Sully
________________________________Director
Kerry E. Sully

Birch Mountain Resources Ltd.
Consolidated Statements of Loss and Deficit
For the three months ended March 31
UNAUDITED

	2005	2004
Expenses
Mineral exploration costs	$220,692	$170,322
Professional fees (Notes 10 and 12)	183,268	99,844
Shareholder services and promotion (Note 11)	172,101	60,977
Salaries and benefits	136,402	106,971
Office	91,829	38,397
Amortization	13,729	12,654
Stock-based compensation (Note 10)	624,370	48,191
Loss before the following	1,442,391	537,356

Interest income	25,788	7,749

Net loss for the quarter	1,416,603	529,607

Deficit, beginning of quarter	(2,648,809)	(27,510,684)

Deficit, end of quarter	$(4,065,412)	$(28,040,291)

Loss per share
Basic and diluted (Note 8)	$(0.02)	$(0.01)

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
		Capitalized		Expensed for the
				three months ending
	At Mar 31, 2005	For the three months ending	At Dec 31, 2004	Mar 31, 2005	Mar 31, 2004
		Mar 31, 2005
Administration	$136,334	$56,951	$79,383	$7,746	$10,227
Assay and geological	93,916	16,176	77,740	-	-
Land lease and permit	51,202	672	50,530	160,929	151,396
Materials, services and drilling	3,158,701	552,464	2,606,237	17,053	377
Salaries	689,996	105,741	584,255	31,061	8,322
Travel and accommodations	105,556	14,332	91,224	3,903	-
	$4,235,705	$746,336	$3,489,369	$220,692	$170,322

5.	Other current liabilities

The Company has raised capital through flow through share issuances in 2002, 2003 and 2004, that provide for an indemnity to the subscriber for the additional taxes payable by such subscriber if Birch was unable to or failed to renounce the qualifying expenditures as agreed without limiting the recourse of the subscriber. The Company has applied for and filed the necessary forms to qualify for and renounce expenditures in 2002, 2003 and 2004. The accounting for and related tax balances as reported by the Company are subject to estimation based on the Company's tax filing position and any change in the tax filing position could expose the Company to additional taxes payable or indemnification of the subscribers. The Company has estimated and accrued a potential liability in the amount of $2,500,000.

6.	Share capital

	(a)	Authorized capital
Unlimited number of common voting shares
Unlimited number of preferred shares issuable in series
Unlimited number of non-voting shares

	(b)	Issued capital
Common shares
	Number	Amount

Balance December 31, 2004	66,306,799	$8,761,876
Issued for cash
Issued on exercise of options	475,585	251,303
Issued on exercise of warrants	515,033	386,275

Balance March 31, 2005	67,297,417	$9,399,454

(c)	Preferred shares

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

	Number of	Price Range	Weighted Average	Expiry
	Options	($)	Price ($)	Date

December 31, 2004, outstanding	7,316,070	0.25 - 0.74	0.45	2006 - 2009

Granted	1,890,000	2.35 - 2.48	2.44
Exercised	475,585	0.30 - 0.65	0.48
March 31, 2005, outstanding	8,730,485	0.25 - 2.48	0.88	2006 - 2009

The following summarizes information about stock options outstanding and exercisable as at March 31, 2005:

Number	Expiry	Exercisable and	Option
of Options	Date	Outstanding	Price ($)
307,415	January 2006	307,415	0.60
150,000	April 2006	150,000	0.65
200,000	May 2006	200,000	0.50
1,040,000	March 2007	1,040,000	0.26
1,215,000	April 2007	1,215,000	0.34
2,010,625	October 2008	2,010,625	0.30
125,000	May 2009	62,500	0.53
1,762,445	August 2009	881,223	0.55
30,000	November 2009	7,500	0.74
600,000	January 2010	150,000	2.35
1,290,000	March 2010	322,500	2.48
8,730,485	2006 - 2009	6,346,763	0.84

Warrants
In relation to private placements, the Company has the following warrants outstanding:

	Number of	Price	Weighted-Average	Expiry
	Warrants	Range ($)	Price ($)	Date

December 31, 2004, outstanding	2,885,188	0.75 - 2.00	0.97	2005
Exercised	515,033	0.75	0.75
March 31, 2005, outstanding	2,370,155	0.75 - 2.00	1.06	2005

Birch Mountain Resources Ltd.
Notes to the Interim Unaudited Consolidated Financial Statements
For the quarters ended March 31, 2005 and 2004

7.	Contributed surplus

Changes in contributed surplus are as follows:

Balance, December 31, 2004	338,569

Options granted to employees, directors and officers	645,954
Options granted to advisors	63,543
Options converted to share capital	(24,088)
Balance March 31, 2005	$1,023,978

8.	Deficit

Pursuant to Section 38 of the Business Corporations Act of Alberta, the shareholders approved a reduction in the stated capital by the amount of the accumulated deficit as of June 30, 2004. As a result, the deficit and share capital were reduced by $27,748,932.

9.	Per share amounts

Basic loss per share was calculated using 66,552,361 shares (March 31, 2004 -50,895,660), the weighted-average number of shares outstanding for the period. Diluted loss per share amounts have not been calculated as the effect of common shares issuable upon exercise of share options and warrants is anti-dilutive.

10.	Stock-based compensation and stock-based expenses

The Company uses the Black-Scholes option-pricing model to provide a fair-value for stock based compensation for employees, directors, officers and advisors. Option pricing models require the input of highly subjective assumptions, including the expected price volatility. Change in the subjective input assumptions can materially affect the fair-value estimate, and therefore the existing models do not necessarily provide a reliable single measure of the fair value of the Company's stock options.

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

	2005	2004
Stock-based compensation for stock issued in the current period	$559,617	$-
Stock-based compensation for stock issued in prior periods	86,337	48,191
Less stock-based compensation capitalized in mineral properties	(21,584)	-
Net stock-based compensation expense	624,370	48,191
Stock-based expenses included in professional fees	63,543	-
Total stock-based expenses	$687,913	$48,191

Birch Mountain Resources Ltd.
Notes to the Interim Unaudited Consolidated Financial Statements
For the quarters ended March 31, 2005 and 2004

10.	Stock-based compensation and stock-based expenses (continued)

The fair value of each option was estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions:

	2005	2004
Expected life	1 to 2 years	1 to 2 years
Risk-free interest rate	4.3%	3.8% - 4.3%
Expected volatility	100%	110%
Annual dividends	nil	nil

11.	Income tax recovery

The income tax recovery for the period ended March 31 differs from the amount that is expected by applying the current tax rates for the following reasons:
	2005	2004

Loss before taxes	$1,416,603	$529,607
Expected tax recovery at 35.62% (2004 - 38.95%)	504,594	206,282
Resource allowance	(50,927)	(34,646)
Share issue costs	13,037	4,336
Non-deductible expenses for tax	(133,371)	(30,195)
Other	-	40,867
Valuation allowance	333,333	186,644
Future income tax recovery	-	-

12.	Related-party transactions

The Company had the following transactions with related parties during the period ended March 31, 2005:

	•	Included in shareholder services and promotion are amounts of $3,500 (2004 - $5,031) paid to a company controlled by the spouse of a director.

	•	Included in professional fees is $24,600 (2004 - $13,271) of consulting and legal fees paid to a company owned by an officer.

	•	Included in professional fees is $25,365 (2004 - $33,239) of legal fees paid to firms in which officers are partners.

	•	Included in accounts payable is $58,738 (2004 - $26,094) relating to these transactions.

These transactions were in the normal course of operations and were measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

Birch Mountain Resources Ltd.
Notes to the Interim Unaudited Consolidated Financial Statements
For the quarters ended March 31, 2005 and 2004

13.	Segmented information

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

Segmented information for the three-month period ending March 31 is a follows:
	Industrial	Mineral	Mineral
	Minerals	Exploration	Technology	Corporate	Total
2005
Interest income	$-	$-	$ -	$25,788	$25,788
Expense		220,692	-	1,221,699	1,442,391
Loss before tax		(220,692)	-	(1,195,911)	(1,416,603)
Assets	$4,276,456	$156,195	$ -	$5,003,375	$9,436,026

2004
Interest income	$-	$-	$ -	$7,749	$7,749
Expense		170,322	-	367,034	537,356
Loss before tax		(170,322)	-	(359,285)	(529,607)
Assets	$1,201,298	$143,812	$ -	$1,420,531	$2,765,641

14.	Comparative figures

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

4.8 Shareholders Rights Plan Agreement dated March 28, 2005 (4)

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

99.1 News Release of the Company dated September 27, 2000 (1)

(1)	Previously filed by the Company as part of its Registration Statement on Form 20-F filed on September 29, 2000 (SEC File No. 0-31645)
(2)	Previously filed by the Company as part of its Form 20-F filed on June 30, 2003 (SEC File No. 0-31645)
(3)	Previously filed by the Company as part of its Form 20-F filed on June 29, 2004 (SEC File No. 0-31645)
(4)	Previously filed by the Company as part of its Form 20-F filed on June 28, 2005 (SEC File No. 0-31645)

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

BIRCH MOUNTAIN RESOURCES LTD.

Date: August 10, 2005
	By:	/s/ Douglas J. Rowe
Douglas J. Rowe
President and Chief Executive Officer