Form 20-F
BIRCH MOUNTAIN RESOURCES LTD
filed 2006-03-29
CIK 1006224

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2004
OR
TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from to
OR
SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 Date of event requiring this shell company report _________________.

Commission file number 000-31645

BIRCH MOUNTAIN RESOURCES LTD.

(Exact name or Registrant as specified in its charter)

Not Applicable

(Translation of Registrant’s name into English)

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

80,421,487 Common Shares

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such report), and (2) has been subject to such filing requirements for the past 90 days.

Yes       ☑                   No   ☐

Indicated by check mark which financial statement item the registrant has elected to follow.

Item 17      ☑                Item 18   ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes       ☑                   No   ☐

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

Capitalization and Indebtedness

8

C.

Reasons for the Offer and Use of Proceeds

8

D.

Risk Factors

8

ITEM 4

INFORMATION ON BIRCH

8

A.

History and Development of Birch

13

B.

Principal Capital Expenditures

14

C.

Business Overview

14

D.

Organizational Structure

13

E.

Property, Plants and Equipment

24

ITEM 5

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

30

A.

Operating Results

30

B.

Liquidity and Capital Resources

32

C.

Research and Development, Patent and Licenses

33

D.

Trend Information

33

E.

Off-balance Sheet Arrangements

33

F.

Tabular Disclosure of Contractual Obligations

33

ITEM 6

DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

34

A.

Directors and Senior Management

34

B.

Compensation

37

C.

Board Practices

39

D.

Employees

40

E.

Share Ownership

40

ITEM 7

MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

41

A.

Major Shareholders

41

B.

Related Party Transactions

41

C.

Interests of Experts and Counsel

41

ITEM 8

FINANCIAL INFORMATION

41

A.

Consolidated Statements and Other Financial Information

41

B.

Significant Changes

42

ITEM 9

THE OFFER AND LISTING

43

A.

Offer and Listing Details

43

B.

Plan of Distribution

44

C.

Markets

44

D.

Selling Shareholders

44

E.

Dilution

44

F.

Expenses of the Issue

44

ITEM 10

ADDITIONAL INFORMATION

44

A.

Share Capital

44

B.

Memorandum and Articles of Association

44

C.

Material Contracts

45

D.

Exchange Controls

45

E.

Taxation

46

F.

Dividends and Paying Agents

51

G.

Statement by Experts

51

H.

Documents on Display

51

I.

Subsidiary Information

51

ITEM 11

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

51

ITEM 12

DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

52

ITEM 13

DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

52

ITEM 14

MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITYHOLDERS
AND USE OF PROCEEDS

52

ITEM 15

CONTROLS AND PROCEDURES

52

ITEM 16

RESERVED BY THE SEC

52

ITEM 16A

AUDIT COMMITTEE FINANCIAL EXPERT

52

ITEM 16B

CODE OF ETHICS

52

ITEM 16C

PRINCIPAL ACCOUNTANT FEES AND SERVICES

53

ITEM 16D

EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEE

54

ITEM 16E

PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED
PURCHASERS

54

ITEM 17

FINANCIAL STATEMENTS

55

ITEM 18

FINANCIAL STATEMENTS

55

ITEM 19

EXHIBITS

56

 GLOSSARY & ABBREVIATIONS

Certain terms and their usage used throughout this Form 20-F are defined below.

ABCA	The Business Corporations Act (Alberta).
Aggregate	A granular material composed of gravel or crushed rock and containing less than 50% sand.
Asphalt	A mixture of crushed rock, gravel or sand and bitumen residues from oil and gas refining that is used in paving and roofing applications.
Assay or fire assay	A high-temperature process involving the melting of a rock to determine its precious metal content.
AMEX	The American Stock Exchange.
Basement	The part of the Earth’s crust that occurs beneath a cover of sedimentary rocks.
Birch or Company	Birch Mountain Resources Ltd., its predecessors and subsidiaries.
Carbonate	A sedimentary rock composed of minerals containing carbon and oxygen in the form of carbonate (CO3); for example, limestone.
CERI	Canadian Energy Research Institute.
Coke	A solid residue of impure carbon obtained as a residual product of hydrocarbon upgrading or refining.
Cretaceous	The geological time period between about 135 and 65 million years ago.
Devonian	The geological time period between about 410 and 360 million years ago.
Evaporite	A sedimentary rock containing minerals formed from the evaporation of marine and/or non-marine waters.
Exchange or TSXV	The TSX Venture Exchange Inc. and its predecessors.
Extraction	A chemical or physical process by which a metal or mineral is separated and removed from a host rock.
Fault	A discrete surface separating two rock masses which have moved past one another.
Flue Gas Desulphurization or FGD	A process by which gaseous sulphur compounds, including sulphur (SO2) and sulphur trioxide (SO3) are removed from flue gases produced by burning sulphur-bearing fossil fuels.
Formation or Geological Formation	A body of rock having easily recognizable boundaries and properties that allows it to be identified in the field without resorting to microscopic or chemical analyses.
Grade	The relative quantity of ore-mineral content in a mineralized body, e.g. grams of gold per t of rock or percent of copper.
Glacial Gravels	Surface gravels deposited by glaciers.
Hammerstone Project	An expansion of the initial quarry (the MVQ) and the start-up of a limestone processing plant.
Igneous	A rock that has cooled and solidified from a melt.
Industrial Mineral	A non-metallic mineral or rock that is used for industrial purposes.
Kiln	A large fire-brick lined furnace for making quicklime.
Limestone	A rock predominantly composed of the mineral calcite (calcium carbonate (CaCO3)).
Microparticle	A particle of 0.1 to 100 micrometres in size.
Mineral	A naturally occurring homogeneous substance having fixed physical properties and chemical composition and a defined crystal form.

Mineral Property	Any form of title or right to explore and/or mine granted by a government pursuant to one or more of: a claim, contract of work, special exploration permit, mineral lease or mineral permit.
Mineral Reserve	That parts of a mineral deposit that could be economically and legally extracted or produced at the time of the reserve determination.
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

MVQ	The initial limestone aggregate quarry called the Muskeg Valley Quarry.
Nanoparticle or nanocluster	A particle of 0.1 to 100 nanometres in size.
NI 43-101	National Instrument 43-101 prepared by the Canadian Securities Regulators and which governs the public disclosure of mining information in Canada.
NRCB	Natural Resources Conservation Board.
Oil Sands Deposit	A porous body of sand containing liquid hydrocarbons or bitumen.
Prairie Gold Model	An exploration model postulating the origin of precious and non-precious metals microparticles observed in rocks from the Athabasca region of Alberta and the Dawson Bay area of Manitoba.
Precambrian Era	The major period of geologic time before 570 million years ago.
Precious Metals	A group of unoxidizable metals of relatively high economic value; includes silver, gold, platinum and palladium, amongst others.
Quicklime	Calcium oxide or CaO produced by heating limestone at white heat in a kiln.
RMWB	Regional Municipality of Wood Buffalo.
Sedimentary Rock	A rock originating from the weathering of pre-existing rocks that is deposited in layers on the Earth’s surface by air, water or ice.
Structure	The physical arrangement of rock related to its deformation by, for example, faulting.
Tailings	The material removed from the milling circuit after separation of the valuable metals, minerals or in the case of oil sands, bitumen.
Unmetamorphosed

Refers to rocks that have not undergone metamorphism, where metamorphism is the process by which the mineralogy and textures of a rock changes during deep burial or by contact with igneous rocks at high temperature and/or pressure.

US	United States of America.

CONVERSION FACTORS:	1 tonne	=	1 t, 1.1023 short tons, 1,000 kilograms or 2,204.6 pounds
	1 Hectare	=	2.4711 Acres
	1 Kilometre	=	0.6214 Miles
	1 Micrometre	=	0.000001 metre
	1 Nanometre	=	0.000000001 metre

SYMBOLS:	$ or Cdn$	=	Canadian dollar
	t	=	Metric tonne
	Kt	=	Kilotonnes (thousands of metric tonnes)
	Km	=	Kilometre

In this Form 20-F, the Company may provide cross-references relevant to the information being provided.  These cross-references are provided for ease of reference only and are not meant to be exclusionary to other relevant information in this Form 20-F, which may relate to the disclosure in question.

SPECIAL NOTE REGARDING FORWARD LOOKING STATEMENTS

The information presented in or incorporated by reference in this Form 20-F includes both historical information and “forward-looking statements” (within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) relating to the future results of Birch (including projections and business trends), which involve risks and uncertainties.

Numerous factors could cause actual results to differ materially from those in the forward-looking statements, including without limitation, continuing production by oil sands companies in the Company’s market area, development of new competing or replacement technology, lack of market acceptance or insufficient demand, declining commodity prices, specifically the price of oil, inability of the Company to execute the business plan, failure to protect intellectual property, unsuccessful exploration of mineral properties and related activities, unfavourable changes in the regulatory environment including environmental, tax, land tenure or other regulatory regimes, the inability to finance future development and the dependence upon the abilities and continued participation of certain key employees or consultants of Birch.  As a result of the foregoing and other factors, no assurance can be given as to future results, levels of activity and achievements.

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

REPORTING CURRENCY AND FINANCIAL INFORMATION

Currency and Exchange Rates

Financial information in this Form 20-F is expressed in Canadian dollars; therefore, unless otherwise noted, references to “Cdn$” or “$” are to Canadian dollars.  The following tables sets forth the period-end exchange rate, the average of the period, and the high and low exchange rates in the period, for the Canadian dollar in exchange for United States dollars, based upon the inverse of exchange rates reported by the Federal Reserve Bank of New York at the noon buying rates in New York City for cable transfers payable in Canadian dollars as certified for customs purposes.  As of December 31, 2005, the noon rate of exchange, as reported by the Federal Reserve Bank of New York for the conversion of United States dollars into Canadian dollars was US $0.8579 (US $1.00 = CDN $1.1656).  As of February 28, 2006 the noon rate of exchange, as reported by the Federal Reserve Bank of New York for the conversion of United States dollars into Canadian dollars was US $0.8788 (US $1.00 = CDN $1.1379).

	Twelve Months Ended December 31
	2005	2004	2003	2002	2001
Rate at End of Period	$0.8579	$0.8310	$0.7727	$0.6344	$0.6672
Average Rate During Period	0.8254	0.7696	0.7163	0.6372	0.6461
High Rate During Period	0.8690	0.8493	0.7747	0.6656	0.6714
Low Rate During Period	0.7872	0.7158	0.6327	0.6175	0.6227

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

	February 2006	January 2006	December 2005	November 2005	October 2005	September 2005
Rate at End of Period	$0.8788	$0.8744	$0.8579	$0.8569	$0.8477	$0.8615
Average Rate During Period	0.8704	0.8642	0.8610	0.8463	0.8493	0.8491
High Rate During Period	0.8788	0.8744	0.8690	0.8579	0.8579	0.8615
Low Rate During Period	0.8638	0.8528	0.8521	0.8361	0.8413	0.8418

ITEM 1

IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

This item is not applicable.

ITEM 2

OFFER STATISTICS AND EXPECTED TIMETABLE

This item is not applicable.

ITEM 3

KEY INFORMATION

A.

Selected Financial Information

The following selected consolidated financial data for the years ended December 31, 2005, 2004, 2003, 2002, and 2001 are derived from the audited consolidated financial statements for the periods indicated and should be read in conjunction therewith.

	Twelve Months Ended December 31 (audited)
	2005	2004	2003	2002	2001
Canadian GAAP(1)
Revenues	332	48	312	251	88
Expenses	4,974	2,935	1,880	2,147	2,627
Loss before income taxes	(4,642)	(2,887)	(1,568)	(1,896)	(2,539)
Loss for the year	(4,642)	(2,887)	(1,568)	(1,896)	(2,179)
Loss per share(2)	(0.08)	(0.07)	(0.05)	(0.06)	(0.06)
Total assets	48,561	9,532	2,424	265	610
Liabilities	7,126	3,081	899	934	309
Shareholders’ equity	41,435	6,451	1,525	(755)	301
Total common shares outstanding(3)	80,487	66,307	50,449	36,886	33,647
US GAAP (4)
Revenues	332	48	312	251	88
Expenses	4,974	4,124	2,217	2,147	2,627
Loss before income taxes	(4,642)	(4,076)	(1,905)	(1,896)	(2,539)
Loss for the year	(4,642)	(4,076)	(1,905)	(1,896)	(2,539)
Loss per share(2)	(0.08)	(0.10)	(0.06)	(0.05)	(0.08)
Total assets	47,035	8,007	2,088	265	610
Liabilities	7,126	3,081	899	934	309
Shareholders’ equity	39,909	4,926	1,189	(669)	301
Total common shares outstanding(3)	80,847	66,307	50,449	36,886	33,647

Notes:

(1)   Refers to Canadian Generally Accepted Accounting Principles.

(2)  The loss per common share was calculated using the weighted average number of common shares outstanding during the period indicated.

(3)  Based on the number of common shares outstanding at the end of the year indicated.  Excludes common shares issuable upon exercise of stock options and any other outstanding convertible securities.

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

The current construction and operations schedules may not proceed as planned, there may be delays and the development of the MVQ and the Hammerstone Project may not be completed on budget.  Any such delays will likely increase the costs and may require additional financing, which financing may not be available.  Actual costs to construct and develop the MVQ and the Hammerstone Project will vary from estimates and such variances may be significant.

Given the stage of development of the MVQ and the Hammerstone Project, various changes may be made prior to completing construction.  The MVQ was open for production at the end of 2005 and based on current scheduling, the Hammerstone Project is not expected to start commercial quicklime operations until 2009.  The information contained herein, including, without limitation, reserve and economic evaluations, is conditional upon receipt of all regulatory approvals and no material changes being made to the MVQ and the Hammerstone Project.

Reserves and Resource Quantities and Quality are Based on Estimates

There are numerous uncertainties inherent in estimating quantities of reserves and resources, including many factors beyond Birch’s control, and no assurance can be given that the indicated level of reserves or recovery thereof will be realized.  In general, estimates of economically recoverable limestone reserves and the future net cash flow there from are based upon a number of factors and assumptions made as of the date on which the reserve and resource estimates were determined, such as geological and engineering estimates which have inherent uncertainties, the assumed effects of regulation by governmental agencies and estimates of future commodity prices and operating costs, all of which may vary considerably from actual results.  All such estimates are, to some degree, uncertain and classifications of reserves are only attempts to define the degree of uncertainty involved.  For these reasons, estimates of the economically recoverable limestone, the classification of such reserves based on risk of recovery and estimates of future net revenue expected there from, prepared by different engineers or by the same engineers at different times, may vary substantially.

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

Reserve and resource estimates may require revision based on actual production experience.  Reserve and resource have been determined based upon assumed aggregate and quicklime prices and operating costs.  Market price fluctuations of aggregate, quicklime, cement and other product prices may render uneconomic the recovery of certain grades of limestone.  Moreover, short-term factors relating to oil sands resources and world oil prices may impair profitability in any particular period.

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

Competitive Risk May Reduce the Company’s Ability to Operate

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

Graymont Western Canada Inc. (“Graymont”), a private quicklime and limestone producing company and competitor to Birch, owns a small number of mineral permits and leases in the vicinity of Birch’s Athabasca mineral property.  Birch believes these permits and leases are either in an area that is not surface accessible or are in an area that is designated as recreational and environmental preserve.  To Birch’s knowledge Graymont has not filed a public disclosure document with the Alberta Government which would indicate their intention to seek regulatory approval to develop their mineral leases.

Alternate Technologies May Reduce the Demand for the Company’s Products

The use of limestone for aggregates and the use of quicklime and limestone as products for the treatment of air emissions and water treatment could be replaced by alternate technologies if the oil sands industry develops or locates more cost effective and efficient methods.  The rate of development of new technologies or the impact on the Company’s business cannot be determined.

Price Risks May Affect the Marketability of Products Produced and the Company’s Financial Results

The industrial mineral industry in general is intensely competitive and even if commercial quantities of mineral resources are developed, a profitable market may not exist for the sale of such reserves. Factors beyond the control of the Company may affect the marketability of any product produced. Significant price movements over short periods of time may be affected by numerous factors, including international economic and political trends, expectations of inflation, currency exchange fluctuations (specifically, the Canadian dollar relative to other currencies), interest rates and global or regional consumption patterns, speculative activities and increased production due to improved mining and production methods. The price of industrial minerals and precious metals (if the Company were able to identify an economic precious mineral deposit on its mineral permits or leases) have a significant influence on the market price of the Company’s shares and the Company’s business activities.  The effect of these factors on the price of the Company’s products cannot accurately be predicted.

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

Customer Dependency May Reduce the Flexibility of the Company to Operate

Birch will be reliant on the oil sands industry in the Fort McMurray area for the majority of its revenue.  Costs of transportation of aggregate are high relative to its cost of production and will limit the Company’s ability to ship the product over longer distances.  Risks affecting oil sands companies, including fluctuating oil prices, fluctuations between the US and Canadian dollar, energy costs, labour shortages and capital cost overruns, could have a negative impact on Birch.  Should the price of oil decline, there is no guarantee oil sands companies will require the predicted volume of the Company’s products.

 Personnel Risks May Impact the Company’s Ability to Carry Out its Operational Plans

At December 31, 2005, Birch had thirteen full time employees and two part time employees working for the Company.  The Company relies on various other part time workers, contractors and consultants to assist in executing operations and providing technical guidance.  From time to time, Birch also utilizes the services of independent consultants and contractors to perform various specific professional services, particularly in the areas of engineering, environmental assessment, drilling, blasting, crushing, processing, analysis and research.  Although Birch believes that its relations with its employees, management, directors, consultants and contractors are satisfactory, there can be no assurance that they will remain with Birch for the immediate or foreseeable future.

Birch may also rely on joint ventures or other business relations with companies its operations and business strategy.  The MVQ will initially require an experienced contract operator.

Birch will be dependent on maintaining its key staff to explore and develop the mineral deposits on the Company’s mineral properties.  As the Company moves into operations it will be necessary to rely on workers, contractors and consultants in the local area. In northern Alberta, skilled labour shortages are common. There is uncertainty regarding the ability to retain and attract personnel to the project and should the Company not have adequate personnel, the MVQ and the Hammerstone Project may not become operational or may not be economically viable.

Finally, Birch is relying upon the good faith, expertise and judgment of the officers and directors of the Company to make appropriate decisions with respect to investments and operations.

Birch Will Require Additional Government Operating Permits

In the ordinary course of business, mining companies are required to seek governmental operating permits for expansion of existing operations or for the commencement of new operations.  Obtaining the necessary governmental permits is a complex and time-consuming process involving numerous agencies and often involving public hearings and costly undertakings on the part of the Company.  The duration and success of permitting efforts are contingent upon many variables outside the Company’s control.  Environmental protection permitting, including the approval of reclamation plans, may increase costs and cause delays depending on the nature of the activity to be permitted and the interpretation of applicable requirements implemented by the permitting authority.  There can be no assurance that all necessary permits will be obtained and, if obtained, that the costs involved will not exceed those previously estimated by the Company.  It is possible that the costs and delays associated with the compliance with such standards and regulations could become such that the Company could not proceed with the development or operation of the Hammerstone Project.  The MVQ has all operating approvals in place.

 Title Risks May Result in Title Claims or Disputes

Birch is satisfied that it has good and proper right, title and interest in and to the mineral properties that it intends to develop.

Aboriginal peoples have claimed aboriginal title and rights to a substantial portion of western Canada.  Certain aboriginal peoples have filed a claim against the Government of Canada, the Province of Alberta, certain governmental entities and the RMWB (which includes the City of Fort McMurray, Alberta) claiming, among other things, aboriginal title to large areas of lands surrounding Fort McMurray, including the lands on which the MVQ and the Hammerstone Project and most of the oil sands operations in Alberta are located.  Such claims, if successful, could have a significant adverse effect on the oil sands bitumen producers and on Birch, the MVQ and/or the Hammerstone Project.

Regulatory and Environmental Requirements May Impact the Company’s Ability to Operate

The Company operates in areas that are subject to governmental provisions regulating exploration and development of mineral resources.  Birch may be constrained or forbidden to develop a project in areas of economic mineral deposits or mandated operating guidelines may adversely affect the economic viability of Birch.  Additionally, the Company holds metallic and industrial mineral permits, permits-to-lease conversions and leases issued by the Government of Alberta and there are no guarantees the Government will continue to extend land rights under its current practices. Regulatory agencies may impose operating limitations that may adversely affect Birch’s revenues and/or the economic viability of a project.

Birch is required by regulation to operate under certain environmental guidelines that are mandated by the Government of Alberta and the Government of Canada. Additionally, public expectation of the industry’s environmental performance remains high and this continues to translate into new and generally more rigorous environmental policies, legislation and regulations.  The interventions of environmental groups or local persons in the application for the Hammerstone Project could impact the Company’s ability to develop the project. The approval of new development in Canada has, for the past three decades, been the subject of detailed review through a clearly established public hearing process.

Abandonment and Reclamation Costs and Regulations May Change

Birch will be responsible for compliance with terms and conditions of environmental and regulatory approvals and all laws and regulations regarding the abandonment of the site and reclamation of its lands at the end of its economic life, which abandonment and reclamation costs may be substantial.  A breach of such legislation and/or regulations may result in the imposition of fines and penalties, including an order for cessation of operations at the site until satisfactory remedies are made.  Abandonment and reclamation costs are estimates and since they will be a function of regulatory requirements at the time, costs of goods and services at the time and the value of the salvaged equipment may be more or less than the abandonment and reclamation costs.  However, Birch is required to post bond or a letter of credit with Alberta Environment annually in an amount sufficient to reclaim the lands disturbed, thus managing the long-term reclamation liability.

Birch is Subject to Certain Mining Hazards

The business of mining is subject to certain types of risks and hazards, including environmental hazards, and industrial accidents.  Such occurrences could result in damage to, or destruction of, mineral properties or production facilities, personal injury or death, environmental damages, delays in mining, monetary losses and possible legal liability.  Any payments made with regards to such liabilities may have a material adverse effect on Birch’s financial position.  The Company carries insurance to protect itself against certain risks of mining and processing to the extent that it is economically feasible but which may not be adequate.

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

Stock Exchange Rules May Reduce the Liquidity of the Company’s Common Shares

Based on the past experience of the Company with respect to the TSXV, there is a risk that the Company’s Common Shares may be halted or suspended from trading on the TSXV.  On the basis of statements made by the Company, trading of the Company’s Common Shares was halted by the TSXV on June 16, 2000.  In January 2002, Birch accepted a proposal from the TSXV for a negotiated settlement and the matter was resolved in the Company’s favour. Trading in Birch’s Common Shares resumed on March 11, 2002.  The TSXV advised that, “no adverse inference should be drawn from the suspension.”

Shareholders Rights Plan May Discourage Change in Control Transactions

Although the Company’s shareholders rights plan (“Rights Plan”) is not intended to prevent a take over of the Company, to secure continuance of current management or the directors in office or to deter fair offers for the common shares of the Company, it may have the result of discouraging certain transactions by making such transactions impractical.  See “Item 10 - Additional Information - Memorandum and Articles of Association”.

Enforcement of Civil Liabilities by Present and Prospective Shareholders May be Adversely Affected

The enforcement by investors of civil liabilities under the federal securities laws of the US may be affected adversely by the fact that the Company is incorporated under the laws of Alberta, Canada, that the independent auditors who have audited the Company’s financial statements and some or all of its directors and officers may be residents of Canada or elsewhere, and that all or a substantial portion of the Company’s assets and said persons are located outside the US.  As a result, it may be difficult for holders of the Common Shares to effect service of process within the US upon people who are not residents of the US or to realize in the US upon judgments of courts of the US predicated upon civil liabilities under the federal securities laws of the US.

ITEM 4

INFORMATION ON BIRCH

A.

History and Development of Birch

Birch was formed under the provisions of the ABCA, by amalgamation of one of Birch’s predecessors, also named Birch Mountain Resources Ltd., and its wholly owned subsidiary, Birch Mountain Minerals Ltd on December 31, 1995.

Birch’s head office and registered office are located at Suite 300, 250 - Sixth Avenue S.W., Bow Valley Square 4, Calgary, Alberta T2P 3H7, phone: (403) 262-1838, and Suite 1000, 400 Third Avenue S.W., Calgary, Alberta T2P 4H2, phone: (403) 232-9500, respectively.

The Company is currently focused on industrial minerals and the development of a limestone quarry and limestone processing facilities on its mineral leases in northern Alberta, near the City of Fort McMurray and in the center of the Canadian oil sands industry.

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

From early 2000 to 2002, the Company’s work led to the development of methods to isolate and image, using high-resolution transmission electron microscopes, naturally occurring base and precious metal nanoparticles in rocks and process residues from the Athabasca region of northeast Alberta.  The commercial significance of these findings has not been determined.  A reliable method for measuring precious metal concentration has not yet been developed nor independently verified and commercial methods of extraction have not been developed.  In December 2002, Birch was awarded US patent 6,494,932 entitled, “Recovery of Natural Nanoclusters and the Nanoclusters Isolated Thereby”, which covers processes for the recovery of natural nanoparticles from geological materials and their processed counterparts.

In June 2002, the Industrial Minerals Division was established to pursue opportunities arising from growing demand for industrial minerals in the Athabasca region of northeast Alberta.  The mineral rights held by the Company offer a compelling business opportunity due to their location close to current and planned oil sands facilities and the forecast increase in demand for aggregate and quicklime products from the oil sands industry and local infrastructure requirements.  Consequently, management has focused on this business opportunity over the past two and a half years and has used only limited resources in exploration or development of precious metals.

B.

Principal Capital Expenditures

The Company has invested principally in its mineral properties in the Athabasca over the last three years.  Over the past three years, $14,780,627 has been invested in the MVQ and the Hammerstone Project and $305,108 has been invested in local software, hardware, leasehold improvements and miscellaneous office equipment.  There have been no significant divestitures or disposals over the past three years.

C.

Business Overview

Birch holds metallic and industrial mineral rights over an extensive portion of the Athabasca region north of Fort McMurray, Alberta, in the heart of the expanding Canadian oil sands industry.  Birch does not own the mineral rights to the geological formations that contain the oil sands, but owns the mineral rights to the rocks that lie geologically beneath the oil sands. The Company operates separate divisions for industrial minerals, and mineral exploration and technology and the consolidated financial statements provide segmented information to identify expenditures in each. See “Item 17 - Financial Statements.”

The Corporation has opened a limestone quarry and aggregate processing plant, and is developing a limestone processing facility to produce quicklime, cement and other products required by the growing oil sands industry and for use in municipal construction and regional infrastructure development.  The initial limestone aggregate quarry, called the Muskeg Valley Quarry and the subsequent expansion of the MVQ and limestone processing facilities (the “Hammerstone Project”) will be located on mineral leases where the limestone is accessible at surface, allowing for open pit extraction.  From the MVQ, Birch will quarry limestone and produce aggregates of various grades to sell into the local region.  Once it has been successfully permitted and constructed, the Hammerstone quarry and limestone processing facility will produce quicklime, cement and a range of other limestone-based products for sales to the oil sands industry and other local users.  Some higher value products such as quicklime will be exported from the region, but the bulk of sales are expected from the Fort McMurray area.

Birch received Approval NR-2005-1 from the NRCB on July 14, 2005, as authorized by an Order in Council from the Alberta Government the previous day, to construct and operate the Muskeg Valley Quarry and aggregate plant.  Construction began in August 2005 and the quarry was opened in late December 2005.  Birch expects to file the Environmental Impact Assessment and Application for the Hammerstone Project later in 2006.

Industrial Minerals

Birch formed its Industrial Minerals Division in June 2002, to pursue market opportunities for the development of limestone on its Athabasca mineral properties and for the sale of limestone products to the oil sands industry.  Since this time, industrial minerals have become the principle focus of the Company.  In 2005, Birch opened the Muskeg Valley Quarry. Later in 2006, the Company intends to submit an environmental impact assessment and development application for the expanded Hammerstone Project.

Muskeg Valley Quarry

In 2004, Birch formally applied to license a limestone quarry called the MVQ.  This original application was to develop a quarry to supply crushed limestone aggregate to the local market.

In February 2004, Birch released an independent technical report on the MVQ project entitled, Muskeg Valley Project, Alberta – Independent Qualified Person’s Review and Technical Report (the “2004 Technical Report”).  The 2004 Technical Report was a preliminary assessment of the aggregate and calcinable limestone potential of the proposed MVQ.  It included a mineral resource estimate for calcinable and aggregate grade limestone, and a preliminary financial model. The 2004 Technical Report concluded that additional studies directed towards the construction and operation of a combined aggregate and quicklime facility were justified.

In March 2004, Birch filed an application and the supporting Environmental Impact Assessment (“MVQ Application”) with the NRCB to develop, operate and reclaim a quarry and aggregate plant on its mineral leases adjacent to the Muskeg River.  With no interventions received opposing the MVQ Application, the NRCB advised the Corporation that a public hearing was not required.  The NRCB issued a positive decision report on June 14, 2005, followed by the Approval NR-2005-1 on July 14, 2005 as authorized by an Order in Council from the Alberta Government the previous day.  The Corporation has received all operating approvals for the construction and production of limestone from the MVQ.

During 2005, the Corporation contracted NORAMAC Ventures Inc. for site clearing, access road construction, and for weigh scale and scale house installation.  NORAMAC is a joint venture between North American Construction Group, a major road-building contractor in the region, and the Fort McKay Group of Companies, a group of businesses owned and operated by the Fort McKay First Nation.  This site construction work is substantially complete, allowing the opening of the MVQ in December 2005.

Also during 2005, Birch contracted with a local established aggregate company to be the quarry operator for the MVQ.  Stony Valley has worked in the region for many years and had the equipment and personnel to run the operations.  Their local knowledge and reputation was seen as a benefit to Birch in starting operations and gaining market share.  The contract runs until December 31, 2006 and is extendable as agreed by both parties.

The Hammerstone Project

As geological evaluation of the proposed MVQ progressed, testing of core samples from a 1996 drill hole and from new holes drilled in late 2002 and early 2003 confirmed the presence of high-calcium limestone suitable for producing quicklime. Quicklime is used in a range of industrial and environmental applications including flue gas desulphurization (“FGD”), which removes sulphur, mercury and other contaminants from atmospheric emissions from bitumen upgrading, and treating water used in producing bitumen from SAGD in-situ projects.  Birch has determined that a number of oil sands operators are interested in a local source of quicklime and intends to pursue the business opportunity to establish a quicklime plant on its proposed quarry site.

In December 2004, the Corporation filed a Public Disclosure Document for the Hammerstone Project, a new project involving a southward expansion of the MVQ and construction and operation of a quicklime plant.  Subsequently, in March 2005, Birch released a report conforming to NI 43-101 prepared by AMEC entitled Hammerstone Project Alberta:  Independent Qualified Person’s Review and Technical Report (the “2005 Technical Report”).  The 2005 Technical Report was based on AMEC’s prefeasibility study of the Hammerstone Project.  The 2005 Technical Report is available on SEDAR at its website, www.sedar.com.

In February 2006, Birch filed a Project Update for the Proposed Hammerstone Project (the “2006 Project Update”), describing an expanded limestone processing facility producing, in addition to quicklime: hydrated lime, milk of lime, recycled spent lime, cement and reagent limestones.   The update outlines the long-term development plan for the Hammerstone Project, which will include an initial lime plant and a cement plant constructed sequentially for more efficient use of project resources and alignment to local demand.  As the oil sands region expands, the Company will add additional lime kilns and product offerings to service the local demand requirements.  Birch’s vision is to provide full-cycle products and services such as re-calcing spent lime and utilization of the gypsum by-product of flue gas desulphurization in site remediation.

Details of the Muskeg Valley Quarry and the Hammerstone Project

Location and Mineral Interests

The MVQ and the Hammerstone Project are located within Birch’s Athabasca mineral property, approximately 60 km north of the City of Fort McMurray near the hamlet of Fort McKay, Alberta.  Birch has assembled a strategic land position centered on the area of surface mineable oil sands in the Athabasca region of northeast Alberta.  The Athabasca mineral property is described in greater detail in Section 4(D).  As of February 28, 2006, the Company’s mineral interests covered 402,748 hectares (995,208 acres).  The Company’s mineral leases convey the rights to develop and produce metallic and industrial minerals, including limestone, while the permits allow the Company to explore for these same minerals.  The locations of Birch’s mineral holdings in the Athabasca region are illustrated in Figure 4-1.

Figure 4-1.

Location of the Hammerstone Project and the Company’s Athabasca mineral property relative to oil sands leases in the Fort McMurray region, northeast Alberta.

The MVQ and the Hammerstone Project are located at a favourable site for development, where limestone occurs at surface or is overlain by only thin layers of muskeg and overburden.  The development boundaries have been determined from geological, environmental, and economic considerations.  The western boundary is set back 200 metres from the Muskeg River, consistent with setbacks for wildlife habitat in adjacent oil sands leases.  The southern boundary is an area where limestone is known from the Company’s geological mapping to be at or near surface. The eastern boundary has been placed where the overlying Cretaceous and Quaternary sediments are more than 20 metres thick, making commercial development less attractive due to the requirement to remove increasing amounts of materials overlying the limestone.  Currently, the northern boundary is the south end of the MVQ, however the Hammerstone Project development application expected to be filed in 2006 will incorporate the MVQ.

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

In some areas, Birch’s mineral leases overlap with oil sands leases of Shell Canada Ltd. (leases 90 and 13) and Syncrude Canada Ltd. (leases 22 and 30). These companies own the mineral rights and hydrocarbon rights to the oil sands but not the underlying Devonian limestone. Birch has co-development agreements with Syncrude Canada Ltd. and a cooperation and information sharing agreement with Albian Sands Energy Inc. (a joint venture between Shell Canada Ltd., Chevron Canada, and Western Oil Sands Inc.) that provide for cooperative exploration, environmental planning, development, extraction, and production activities in areas of the overlapping leases.

Exploration

Birch has conducted mineral exploration of the MVQ and the Hammerstone Project areas since 1995, as described in the 2005 Technical Report.  Industrial minerals exploration began in late 2002 and since this time Birch has conducted geological mapping and sampling, core drilling, geochemical analyses, bulk sampling, calcine testing and aggregate testing of limestone from the MVQ and the Hammerstone Project areas.  Birch interprets the results of its surface and subsurface exploration programs to indicate that limestone from the MVQ and the Hammerstone Project areas is suitable for producing construction aggregates, quicklime, cement and other products used by the oil sands industry.

Mineralization

Limestone is exposed at surface across the MVQ and Hammerstone Project areas or is present beneath a thin layer of muskeg or glacial overburden.  The limestone is accessible from surface and is up to 45 metres thick. The 2005 Technical Report identifies construction aggregate, concrete rock and quicklime as products to be made from limestone quarried at the MVQ and the Hammerstone Project.  Other products including reagent limestone, hydrated lime, milk of lime and cement were identified in the 2006 Project Update.

Drilling

Birch has conducted drill programs within and near the MVQ and the Hammerstone Project areas, drilling 5 holes in 1996, 9 holes in 2002/2003 and 10 holes in 2004.  Additional drilling was done for hydrogeological testing in 2006, but these holes were not cored, the drill core was examined and sampled by Birch staff, and sent to independent laboratories for analysis. The drill results show continuity of stratigraphy and both quicklime and aggregate qualities across the MVQ and the Hammerstone Project areas.

Sampling and Analysis

Birch conducted surface sampling programs across the MVQ and the Hammerstone areas in 2001, 2003 and 2004; a total of 174 samples were collected and submitted for multi-element geochemical analyses.  In 2004, one 300 tonne bulk sample was collected from a surface pit for aggregate testing.  In 2005, drill core and excavated samples were tested to determine suitability for producing aggregate products. Drill core samples were taken over selected intervals and submitted for some or all of: aggregate testing, multi-element geochemical analyses and calcine testing. Birch concluded the results of its surface and drill core sampling programs demonstrated that construction aggregates, concrete rock and quicklime can be produced from the MVQ and Hammerstone Projects.

Initial Development of the Muskeg Valley Quarry and the Hammerstone Project

The details in this section for the Muskeg Valley Quarry and the Hammerstone Project are extracted from the 2005 Technical Report. However, an updated prefeasibility report containing preliminary engineering drawings and specifications will be prepared in spring 2006, and a technical report based on the updated prefeasibility report, conforming to Canadian Securities Regulators National Instrument 43-101, will subsequently be released publicly.  An Environmental Impact Assessment and Application to construct and develop the Hammerstone Project is scheduled for submission to Alberta Environment and the NRCB in the first half of 2006.  The magnitude of the operation and range of products are being expanded to capture the evolving product and service opportunities and the increased development in the oil sands region.  The updated prefeasibility report could include material changes in the estimates for sales and capital requirements.  The financial analysis summarized in the following section is based on assumptions and estimates in the 2005 Technical Report.

Quarry and Aggregate Plant Development

The MVQ was opened in December 2005 and production began in 2006.  Site preparation of the MVQ required clearing of trees and stripping and stockpiling of organic soils and overburden, construction of access roads, water diversion structures and wash ponds, and installation of a weigh scale and office.  The site preparation was largely complete at the end of 2005.   The quarry is planned as a conventional drill-blast-crush operation.  Primary crushing plants will be located near the rock face and fed by excavators or wheel loaders.  In-pit conveyors will move rock from the primary crushers to secondary crushing plants.  Birch contracted a local quarry operator to initially operate the quarry production from blasting to stockpiling.  The quarry operator began production in early 2006.  As production volumes grow, Birch intends to purchase additional equipment and operate the quarry itself.  Birch expects to commence production with its own equipment in 2006 or 2007.

Initial Quicklime Plant Development

The Company based its original development plans on a 2005 Technical Report.  Kiln sizing was based on an initial quicklime capacity of 225,000 t per year beginning in 2008.  Based on future projected sales, additional quicklime producing capacity of 225,000 t per year and 350,000 t per year would be added in 2012 and 2021, respectively.  The Company is updating the technical report to include new market information and product offering that have been identified as critical to the oil sands production growth.  The 2005 Technical Report derived future sales estimates based on eventual bitumen production from the oil sands of 5.5 million barrels per year.

The quicklime process designed for this study is based on the preliminary bench-scale test work carried out to date, which Birch believes has shown that two different limestone units produce quicklime of acceptable quality and indicates a horizontal kiln is most suitable for quicklime production. The prefeasibility design calls for the quicklime plant to be equipped with a FGD system to remove sulphur produced by coke combustion and a regenerative thermal oxidizer to reduce emissions of volatiles.

Capital Cost

Based on the 2005 Technical Report, the estimated cost to construct, install and commission the initial phase of the Hammerstone Project is $130 million, which includes the capital cost of blasting, crushing and stockpiling equipment for operating the MVQ. This estimate is categorized as prefeasibility level with an expected accuracy of ±25%. This amount covers the direct field costs of executing the MVQ and the Hammerstone Project, plus indirect costs associated with design, construction and commissioning. The base pricing is fourth quarter 2004 Canadian dollars with no allowance for escalation beyond that time. Interest and financing costs during construction are excluded.  The total capital cost estimate over the life of the project is $291 million. The capital cost estimates for the Hammerstone Project are summarized in Table 4-1.

Table 4-1.  Summary of capital costs, Hammerstone Project from the 2005 Technical Report.

Timing	Description	Total
2005-2008	Initial quarry and kiln 1	$ 130,000,000
2011	Kiln 2 – Year 7	70,000,000
2021	Kiln 3 – Year 17	91,250,000
Total Capital Cost		$ 291,250,000

Operating Costs

The operating cost estimate is based on an owner-operated quarry, aggregate plant, and quicklime plant, as described in the 2005 Technical Report. Costs have been calculated for the four main areas of mining, aggregate processing, quicklime processing, and site administration. Costs have been developed from data considered applicable to the Fort McMurray area. Table 4-2 shows the overall average operating cost anticipated for the Hammerstone Project over its planned 66-year life.  This estimate is categorized as Class 4, Prefeasibility Study level, with a nominal expected accuracy of +35%/-25%, as defined by the Association for the Advancement of Cost Engineering Cost Estimate Classification System.

Table 4-2. Summary of average life-of-quarry operating costs, Hammerstone Project from the 2005 Technical Report.

Cost Area	Operating Costs ($/t)
Quarrying and haulage	1.89
Aggregate processing	1.45
Site operating	0.01
Administration	0.23
Quicklime processing	47.50

Financial Analysis in Respect of Canadian Mineral Reserves

Canadian securities regulations require that a financial analysis be done at the prefeasibility level in order to demonstrate economic viability.  In the 2005 Technical Report, AMEC performed an independent financial analysis on the Hammerstone Project using a discounted cash flow approach that assumed financing of 50% equity and 50% debt using fourth quarter 2004 Canadian dollars. Projections for annual revenues and costs are based on data developed for the limestone quarry, aggregate and quicklime plants, capital expenditures and operating costs. Estimated project cash flows were used to determine the pre-tax net present value (“NPV”) and internal rate of return (“IRR”) for the base-case.

Results of the AMEC base-case financial analysis indicate that the project has a potential pre-tax IRR of 30.0% and a pre-tax NPV of $697,843,000 at a discount rate of 7.5% (See Table 4-3). The payback period is estimated at 8.8 years from first production. The base-case quarry life used by AMEC was 66 years.

Table 4-3.

Hammerstone financial valuations at various discount rates and IRR from the 2005 Technical Report.

Discount Rate (pre-tax)	0%	7.5%	10%	15%	25%
NPV (000)	$7,171,884	$697,843	$396,131	$147,291	$18,493
IRR	30.0%

Sensitivity analysis shows the cash flow model in the 2005 Technical Report is most sensitive to changes in product price, significantly less to processing cost, and least sensitive to changes in quarrying cost and capital expenditures. Specifically, the model is most sensitive to changes in the price of quicklime, then of B-grade aggregate followed by A-grade aggregate, and finally concrete rock.

Regulatory Status

On June 14, 2005, Birch received a decision report from the NRCB recommending approval of the Muskeg Valley Quarry. Birch received all final operating permits for the MVQ in the third quarter of 2005.

Birch has largely completed the geological and environmental fieldwork to be used in the regulatory filings for the Hammerstone Project EIA and application, which the Company expects to file later in 2006.  Engineering, environmental and regulatory costs necessary for work related to this application in were approximately $2.0 million in 2005 and are projected to be approximately $1.5 million in 2006.  The final cost for regulatory approval of the Hammerstone Project could be higher if referred to a public hearing.

Industry Overview

The MVQ and the Hammerstone Project are centrally located among numerous existing and planned oil sands mining and in-situ projects.  Crude bitumen production from Alberta’s oil sands reached one million barrels per day in 2004 and is anticipated to increase five-fold to five million barrels per day by 2030 (Oil Sands Technology Roadmap, Alberta Chamber of Resources, 2004).

Both mining and in-situ recovery of crude bitumen require large inputs of energy and materials.  Limestone aggregates from the MVQ and the Hammerstone Project will initially be used for both the construction and operating phases of current and planned oil sands projects while concrete rock will be used predominantly in the construction phase.  Quicklime is primarily used in the operating phase for water treatment and removal of sulphur from air emissions – so called flue gas desulphurization or, FGD. Through time, as the number of projects and production from the oil sands increases, the use of limestone products will be proportionally greater for ongoing operations rather than construction.

Uses for Aggregate

In the Fort McMurray region, aggregates are used to construct oil sands mines and plants, but are also utilized in operations for in-pit haul road construction.  Lower grade aggregates, such as Birch’s B-grade aggregate, is typically used in non-critical applications such as road base construction, while higher quality aggregates, such as Birch’s A-grade aggregate, may be used to surface gravel roads.  The highest quality aggregates such as Birch’s concrete rock, is used for concrete and asphalt production.  High-calcium limestone can be used as a reagent for wet limestone FGD.

Uses for Quicklime

Quicklime has two principal uses in the production of bitumen from oil sands: scrubbing sulphur dioxide, sulphur trioxide, and mercury from major process atmospheric emissions in FGD, and treatment of recycled process waters in bitumen processing and SAGD plants. Quicklime is the main reagent for warm and hot lime softening systems used to treat process-affected waters in the in-situ extraction process and bitumen upgrading. In SAGD, where a large proportion of the recovered water originates as high-temperature steam injected into the formation, lime and magnesium oxide are used together in warm and hot lime softening systems, with the principal goal of removing silica to prevent scaling in steam generation boilers.

Supply and Demand – Aggregate

Demand for aggregate in the Fort McMurray region is driven primarily by the construction and operating requirements of the oil sands industry.  Current supplies of aggregate in the Fort McMurray region are limited in both size and quality. One of the two main aggregate pits, Poplar Creek, is rapidly nearing total depletion. The other, Susan Lake, is believed to have less than a ten-year supply at current consumption rates.

Based on information reported in the 2003 and 2004 Athabasca Regional Issues Working Group (“RIWG”) aggregate surveys, the average demand for road quality aggregate over the period 2003 to 2008 is estimated to be 7.7 million t and for concrete aggregate, 1.5 million t. However, concrete aggregate consist of both rock and sand, of which Birch currently plans to produce only concrete rock. Typically, concrete rock makes up about 55% of a concrete aggregate; therefore, the average demand for concrete rock is estimated from the survey to be 0.8 million t per year.

The RIWG aggregate surveys deal only with glacial gravels, specifically excluding Birch’s limestone currently being used for aggregate purposes by two current oil sands producers..  Average annual limestone use for aggregate by oil sands companies for 2000 to 2004 is 1.6 million t.  Therefore, based on historical limestone aggregate use and RIWG reported data, the current average road quality aggregate demand is estimated to be 9.3 million t annually, of which 7.7 million t per year currently comes from glacial gravel deposits.

Supply and Demand – Quicklime

Quicklime is not produced in the region and must be trucked in from plants located elsewhere. Graymont Western Canada Inc. and Graymont Western US Inc. own the four quicklime plants closest to Fort McMurray; the Summit plant at Coleman, Alberta, is not currently in operation. Competing sources of quicklime, their respective capacities, and approximate road distances from the location of the proposed quicklime plant are listed in Table 4-4.

Table 4-4. Competing Quicklime Plants, Canadian Prairies and Northern US Plains. (1)

Plant	Location	Province or State	Production Capacity (1)	Units	Distance (km)
Exshaw	Exshaw	Alberta	197,000	t/year	900
Summit	Coleman	Alberta	82,000	t/year	1,050
Faulkner	Faulkner	Manitoba	115,000	t/year	1,500
Indian Creek	Townsend	Montana	329,000	ton/year	2,000
(1) Graymont Western US Inc. website – Capacities and Products, Jan 24, 2005, plus an assumed 10% downtime for scheduled maintenance.

Long-Term Demand and Sales Forecast

The long-term demand for limestone products in the Fort McMurray region is dominated by the requirements of the oil sands industry.  Therefore, to best gauge the future market for limestone products, a forecast of future production of crude bitumen from the oil sands industry was required.  In mid-2004, Birch commissioned CERI, of Calgary, Alberta, to undertake an independent study on long-term oil sands bitumen supply and, consequently, the demand for limestone products in northeast Alberta.

Forecast sales for limestone products were estimated by Birch by multiplying CERI’s forecast base-case demand by Birch’s estimates of future market share.  For aggregate, market share estimates were adjusted to reflect competition from other known gravel deposits.  For quicklime, market share estimates were made by distance weighting market share based on the closest alternative supplier at Exshaw, Alberta.  Sales estimates for all products considered in the prefeasibility study may be found in the 2005 Technical Report.

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

Based on all available information, Birch believes there will be little competition in the region for high value aggregates suitable for making concrete and asphalt. There is however more competition for lower grades of aggregate.  The prefeasibility study shows that competing sources of concrete rock are in limited supply and may be exhausted by 2011 and competing sources of lower quality A-grade and B-grade aggregates may not be totally exhausted until about 2025 to 2030.  However, Birch believes that as these competing deposits are depleted, operating costs to produce them will rise and, in the face of a long-term stable supply of aggregate from the MVQ and the Hammerstone Project, these deposits are likely to be shut-in before becoming totally exhausted.

Further Development of the Hammerstone Project

The 2006 Project Update provides an overview of the current Hammerstone development plan, which has evolved from the 2005 Technical Report, and outlines the long-term development plans for the Hammerstone Project.  Production facilities for aggregate and quicklime remain, supplemented by facilities to produce activated limestone, hydrated lime, milk of lime, recycled spent lime and cement.  Reagent limestone, for capturing sulphur in various processes, has also been added, as a product not included in the initial development plans. The Company expects total capital investment in the Hammerstone Project could exceed $500 million over the next 15 or more years.

Reagent Limestone

In response to the developing market for limestone as a reagent for capturing sulphur from combustion of alternative fuels to natural gas, such as petroleum coke, asphaltenes or bitumen, Birch has added reagent limestone to its suite of products.  FGD limestone will be supplied to operators using direct combustion of alternative fuels while FBC (fluidized bed combustion) limestone will be supplied to absorb sulphur in advanced fluidized bed combustion or gasification systems.

Lime Plant

The first lime plant will come on stream in Phase 1 in 2009, along with fuel processing and environmental units, and facilities for limestone handling, activating and storing sales products.  Later, in phases 2 and 3, additional lime kilns will be added to meet the expected long-term demand from the oil sands industry for reagent limestone products.  Lime products quicklime, hydrated lime and milk of lime will be made using the highest-grade limestone in our quarry.  After it has been crushed to specified sizes, this calcinable limestone will be processed in an activating kiln to remove the small percentage of bitumen and water it contains.  Off-gases from the activating kilns will be burned with fuel and air in a combustion chamber to remove volatile hydrocarbons.  Heat recovered from the activating kilns will be recovered and used to pre-heat other feedstocks or dry recycled spent lime.  Activated limestone will be used as a feedstock for producing quicklime and reagent limestone.

Activated limestone is fed into a pre-heater prior to being introduced into a calcining kiln.  The pre-heater utilizes the heat in the exhaust gases from the calcining kiln to raise the temperature of the activated limestone before it is fed into the calcining kiln, substantially reducing fuel consumption. A mixture of natural gas and petroleum coke will be used to fire the kilns.  Upon exiting the calcining kiln, the hot lime will be fed to a lime cooler where the excess heat will be captured and used to pre-heat air for the kiln.  Quicklime will be marketed in pebble form or processed for sale as a powder or as hydrated lime and milk of lime.  A hydrated lime plant will mix quicklime with sufficient water to produce solid calcium hydroxide, which will be sold in bulk to water treatment plants.  A portion of the lime for water treatment plants and FGD will be sold as milk of lime.  Milk of lime is made by mixing lime with excess water to form a calcium hydroxide slurry. This will be stored in tanks and transferred to trucks for customer delivery.

Spent Lime Recycling Plant

As part of Birch’s commitment to provide full-cycle environmental solutions for its products, installation of a flash calciner is proposed for 2010 to recycle spent lime from water treatment plants.  Spent lime is an environmental challenge to many oil sands operators, and the proposed recycling plant will address this problem by converting this waste into a useful product.  Dewatered spent lime will be delivered from remote water treatment plants and dried using heat recovered in the lime plant before being being fed into the flash calciner to remove any remaining water and regenerate a fresh recalcined lime.  Unreacted grit will be separated from the recalcined lime, which is mixed with water, or “slaked” to produce a milk of lime slurry. The resulting milk of lime product can be returned by bulk carrier to the water treatment plant or used for other purposes such as soil or biosolids stabilization.

Cement Plant

Limestone is the principle feedstock for making cement.  The Phase 1 cement plant is proposed to start-up in 2010. It will include facilities for storing, grinding and pre-blending the raw materials, a kiln for making cement klinker and a grinding plant to produce cement powder.  A cement kiln, and later a pre-calciner, will be used to calcine and partly melt the kiln feed material to produce cement clinker.  In Phase 1, the cement plant will operate at lower throughput rates without a pre-calciner, and will be equipped with a pre-heater to recover the heat in the gasses escaping the cement kiln.  In the Phase 2 plant expansion, adding a pre-calciner to partly calcine the kiln feed before it enters the kiln will increase throughput rates.  A mixture of petroleum coke and natural gas will be used to fuel both the cement kiln and pre-calciner.  Hot clinker exiting the kiln will be cooled and conveyed to an external storage structure prior to being ground to produce cement powder.   Because cement usage is seasonal, significant clinker storage will be maintained on site to allow higher cement powder production in the summer months.

Development Plans

An updated prefeasibility report containing preliminary engineering drawings and specifications is being prepared, and a technical report based on the prefeasibility update and conforming to Canadian Securities Regulators National Instrument 43-101 will subsequently be released publicly.  An Environmental Impact Assessment and Application to Construct and Develop the Hammerstone Project is scheduled to be submitted to Alberta Environment and the NRCB in the first half of 2006.  Detailed engineering is expected to commence in the latter half of 2006.  Initial production of quicklime and hydrated lime is scheduled for early 2009, with recycled lime and cement production to follow in 2010.  The planned life of the Hammerstone Project is to 2070, but this is solely a function of the limestone reserves in the Hammerstone Quarry, which may be enlarged by expanding the quarry to the south.

Precious Metals

Since 1993, Birch has conducted precious metals exploration and research on the Athabasca mineral property.  Precious metal microparticles and nanoparticles have been identified and independently confirmed in both sedimentary and basement rocks from the Athabasca mineral property and are the target of Birch’s precious metal exploration.  There are no known potentially economic occurrences of precious metals on the Athabasca mineral property.

Since mid-2002, the Company’s focus has shifted from precious metals to industrial minerals.  In 2003, Birch conducted limited in-house work toward developing a reliable precious metals assay technique and continued to review new developments in precious metal assaying that may prove useful in exploring the Athabasca mineral property.  In May 2003, Birch filed an independent technical report by APEX Geoscience Ltd. (“APEX”) entitled, 2003 Technical Report on the Gold Potential of the Athabasca Property (the “2003 Technical Report”).  APEX synthesized more than 80 years of published and unpublished information relevant to exploration for low-temperature sediment-hosted precious metal deposits on the Athabasca mineral property.  The 2003 Technical Report concluded anomalous to potentially economic concentrations of precious metals, including gold, platinum and palladium, exist on the Athabasca mineral property and recommended additional precious metals exploration be conducted.

Birch conducted limited work related to precious metals in 2004 and 2005.  In the future, Birch will assess its research and development work to date and determine an approach for realizing the value of the data accumulated and the patented processes. Any further precious metals field exploration is contingent on developing or acquiring, and independently verifying, a technology to accurately and reliably determine the concentrations of precious metals in rocks, oil sands tailings and other materials that may contain precious metal nanoparticles or microparticles.  There is no assurance that there are commercial concentrations of precious or base metals on Birch’s Athabasca mineral property, or that a commercially viable process will be developed to extract these metals from rocks or oil sands tailings.

D.

Organizational Structure

Birch has three inactive, wholly owned subsidiaries, Dawson Bay Minerals Inc., incorporated pursuant to the Corporations Act (Manitoba), Muskeg Valley Minerals Inc., incorporated pursuant to the ABCA and Rockyview Development Limited, and its subsidiaries, incorporated pursuant to the laws of the British Virgin Islands.

The work activities of the Company are organized under two main divisions:  Industrial Minerals and Mineral Exploration and Technology.

E.

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

Plant and Equipment

Birch owns office and computer equipment and small laboratory equipment in its offices and laboratories.  Apart from currently active oil sands mining operations operated by oil sands companies unrelated to Birch, no other mining-related plant or equipment exists on Birch’s Athabasca mineral property.

Intellectual Property

In December 2002, Birch was granted US patent number 6,494,932 entitled, “Recovery of natural nanoclusters and the nanoclusters isolated thereby”.  Birch has also filed a similar patent application for protection under the International Patent Cooperation Treaty.  A divisional patent derived from the original patent application has been filed with the US Patent and Trademark Office.

Mineral Properties

Birch’s mineral properties are exclusively located in the Province of Alberta where Birch holds metallic and industrial mineral permits, metallic industrial mineral leases and permit-to-lease conversions.  Birch’s mineral properties are all located in northeast Alberta and are collectively called the Athabasca mineral property.  The Athabasca mineral property was originally acquired for precious metals exploration. In 1997 and 1998, Birch explored for diamonds in a joint venture with Tahera Corporation.  Since 2002, Birch’s Industrial Minerals Division has explored the Athabasca mineral property for limestone and the Company is focused on commencing the operations of a limestone quarry and quicklime plant.

Mineral Tenure in Alberta

Metallic and Industrial Mineral Permits

Metallic and industrial mineral permits, or “mineral permits”, are issued by the Department of Energy, Government of Alberta. Mineral permits have a fourteen-year term and convey the right to explore for metallic and industrial minerals.  Mineral exploration or assessment costs must be filed with the government every two years against an escalating work requirement ranging from $5.00 to $15.00 per hectare (approximately $2.00 to $6.00 per acre) for each 2-year assessment period.  Birch owns a 100% working interest in all of its mineral permits held in Alberta.  Some mineral permits are subject to a production royalty payable to the original mineral permit holder; Birch has the option to purchase most of these royalties for a fixed price.  A small minority convey a royalty right to the original mineral permit holder or its designees, with no right to purchase the royalty.  Mineral permits held in good standing may be converted to mineral leases any time prior to the expiry of their ten-year term.

Metallic and Industrial Mineral Leases

Birch also holds metallic and industrial mineral leases, or “mineral leases”.  Mineral leases are also granted by the Department of Energy, Government of Alberta and convey the right to develop and produce metallic and industrial minerals, subject to meeting development approvals.  Mineral leases have a renewable fifteen-year term, subject to payment of an annual rent of $3.50 per hectare ($1.42 per acre).  Mineral leases under production are automatically renewed at the end of their 15-year term.

Metallic and Industrial Mineral Permit-to-Lease Conversions

Birch has applied to have parts of certain permits that have reached the end of their respective ten-year terms converted to mineral leases.  The Government of Alberta formally recognizes there applications as “permit-to-lease conversions”.

Overlapping Mineral Rights

Ownership of minerals within the area of the Athabasca Oil Sands Mining Area, as defined by the Government of Alberta, is split between oil sands leaseholders and mineral lease or permit holders.  The Athabasca Oil Sands Mining Area covers all of Birch’s mineral leases and many of Birch’s mineral permits and permit-to-lease conversions.  Within this area, the oil sands leaseholders own the rights to all minerals that occur within the geological formations mined for oil.  Oil sands leaseholders do not own metallic or industrial mineral rights to either the overlying sedimentary rocks or the underlying Devonian limestone, which rights are owned by the metallica and industrial mineral permit or lease holders such as Birch.

Athabasca Mineral Property

As of March 15, 2006, Birch’s Athabasca mineral property covered 402,748 hectares (995,207 acres). Annual rental payments on mineral leases of the Athabasca mineral property are $477,172 in 2005.  If current permit-to-lease conversions are received in 2006, net annual mineral lease rental payments will increase by approximately $177,000. Lease rental permits will increase if the Company elects to acquire new mineral leases or decrease if existing low priority leases are allowed to expire. The Company continues its exploration and anticipates that the extent of its mineral properties will be reduced in the future to areas Birch believes to be the most prospective.

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

Location and Access

The Athabasca mineral property is located in the Regional Municipality of Wood Buffalo in northeast Alberta, Canada.  The City of Fort McMurray is the urban and economic center of RMWB.  While the region covers 61,566 square km (23,771 square miles), most of its residents live in Fort McMurray, which has a population of 60,983 (2005 census). In addition, an estimated 10,000 persons live in work camps located close to major oil sands construction projects. The hamlet of Fort McKay is located in the central area of Birch’s Athabasca mineral property.

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

Mineral Title

Birch’s currently active Athabasca mineral permits, permit-to-lease conversions and leases were either originally acquired from the Province of Alberta, or were acquired by purchase or option from other companies or individuals.  At December 31, 2005 the Athabasca mineral property covers 402,748 hectares (995,207 acres) as outlined in Table 5 below:

Table 4-5. Athabasca mineral property: mineral permits, permit-to-lease conversions and leases.

Year Issued	Term Expiry	Number	Area (hectares)	Area (acres)
Mineral Permits by Issue Date
1996	2006	5	32,256	79,706
1998	2008	2	8,448	20,875
2003	2013	1	5,776	14,273
2004	2014	15	101,500	250,811
2005	2015	9	67,775	167,475
Total		32	215,755	533,140
Mineral Leases by Issue Date
1991	2006	1	112	277
1999	2014	4	3,207	7,924
2000	2015	23	45,658	112,822
2003	2018	4	4,742	11,719
2004	2019	37	82,615	204,147
Total		69	136,335	336,889
Permit-to-Lease Conversions
Total		22	50,648	125,178
GRAND TOTAL			402,748	955,207

Previous Exploration

Birch and others have previously explored the Athabasca mineral property for precious metals, diamonds and limestone. Comprehensive details of all known prior exploration are included in the 2003 Technical Report. The 2003 Technical Report, filed in May 2003 in Canada and on June 3, 2003 as an exhibit to a Form 6-K filed with the SEC and is available in the Company’s public documents at www.sedar.com and www.sec.gov.

In the period from 1993 to 1995, Birch and others explored for precious metals in areas that are now part of Birch’s Athabasca mineral property.  Birch is unaware of any current precious metals exploration other than its own in this area.

In 1997-98, Birch explored with a joint venture partner for diamonds on its Athabasca mineral property.  No potentially diamond-bearing rocks were found during this exploration program.

Industrial Minerals Reserves

Mineral Reserves

Canadian and US regulations on disclosure of mineral reserves are significantly different, particularly for industrial minerals, and lead to different classifications for Birch’s recoverable limestone.  In Canada, reserves disclosure must conform to NI 43-101 of the Canadian Securities Regulators. In the US, Industry Guide 7 (“IG7”) of the US Securities and Exchange Commission (the “SEC”) governs the disclosure of mineral reserves.

Disclosure of Mineral Resources and Reserves in Canada

Under NI 43-101, the first report of mineral resources and/or mineral reserves must be disclosed in an independent qualified person’s technical report.  An independent technical report prepared to the level of a scoping study is the minimum requirement for reporting a mineral resource whereas for a mineral reserve an independent technical report at the level of a prefeasibility study is the minimum requirement.  Under Canadian regulations, a mineral resource need only have “reasonable prospects for economic extraction,” while a mineral reserve must demonstrate “that economic extraction can be justified.”

The limestone resource of the MVQ was defined in the independent 2004 Technical Report.  Limestone mineral resources and reserves for the expanded Hammerstone Project were defined in AMEC’s independent 2005 Technical Report, which included a financial estimate of project valuation, as required under NI 43-101 (See footnote 9 to Table 4-6).  Based on the conclusions of the 2004 Technical Report and the 2005 Technical Report, Birch believes that a market exists for limestone aggregate and quicklime produced at the MVQ or the Hammerstone Project.

Limestone resource and reserve estimates conforming to Canadian NI 43-101 from the 2005 Technical Report are summarized in Table 4-6. The proven reserves listed in Table 4-6 are the part of the measured resource that falls within the economic pit design selected by AMEC.  The probable reserves are the part of the indicated resource that falls within the economic pit design selected by AMEC. The limestone resources and reserves shown in Table 4-6 are mutually exclusive; that is, none of the mineral resources are included in mineral reserves, and vice versa.  The reserves listed exceed the sales forecast feed requirements for all products over the estimated 66-year life of the quarry. AMEC’s independent financial valuation estimate shows there is a reasonable expectation of profit from the limestone quarried within the pit given the processes described and the estimated prices for saleable products.

Disclosure of Mineral Reserves in the US

The SEC does not recognize the term “mineral resource” used in Canada, and has more stringent requirements for defining a mineral reserve.  However the SEC permits use of term “mineralized material.”  Under IG7, mineralized material may not be classified as a reserve unless it, “…could be economically and legally extracted or produced at the time of the reserve determination.”  In practise, the SEC requires economic feasibility to be demonstrated by a bankable feasibility study and legal feasibility to be demonstrated by having all regulatory permits and approvals in place or expected imminently.  For industrial minerals, the SEC further requires that sales contracts be in place and production be imminent.

Reconciliation of Canadian and US Mineral Reserve Estimates

In Canada, use of the terms “indicated resource” and “measured resource” is permissible.  However, in the United States these terms are not recognized.  Instead, the term “mineralized material” is permissible if there is sufficient information to justify its use.  On this basis, limestone reported as indicated and measured resources in Canada may only be reported as mineralized material in the U.S (Table 5).

In Canada, mineral reserves may be disclosed based on economic feasibility being demonstrated by a prefeasibility study whereas in the US a bankable feasibility study is required.  Current mining practise defines a prefeasibility study as having an accuracy level of ±25% while a bankable feasibility study is understood to have an accuracy level in the range of ±10-15%.   Further, in the US demonstration of legal feasibility and, for industrial minerals, having contracts in place is required prior to defining a proven or probable reserve. Because Birch has not conducted a bankable feasibility study and has only recently initiated the regulatory process for the Hammerstone Project, mineral reserves defined under Canadian NI 43-101 may only be classified as mineralized material in the US (Table 4-6).

Table 4-6.

Hammerstone Project recoverable limestone reconciliation table (figures rounded).

	CANADA				UNITED STATES
	Mineral Resource[1,2,3]		Mineral Reserve[1,6]		Mineralized Material[10,11]
Product in million tonnes	Indicated[4]	Measured[5]	Probable[7]	Proven[8]
Concrete Rock	39.5	1.0	69.5	36.0	146.0
A-Grade Aggregate	91.0	62.5	171.0	197.5	522.0
B-Grade Aggregate	113.5	45.0	322.5	271.5	752.5
Calcinable Limestone	22.0	15.0	57.5	66.0	160.5
Total	389.5		1,191.5		1,581.0

Footnotes:

1Mineral resources and mineral reserves for Canada listed in this table conform to definitions of the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”), in Standards on Mineral Resources and Reserves Definitions and Guidelines adopted by the CIM Council on August 20, 2000, and incorporated into NI 43-101 of the Canadian Securities Regulators.

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

CANADIAN MINING DEFINITIONS

3A Mineral Resource is a concentration or occurrence of natural, solid, inorganic or fossilized organic material in or on the Earth’s crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction.  The location, quantity, grade, geological characteristics and continuity of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge.

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

11 The SEC IG7 defines a Mineral Reserve as, “That part of a mineral deposit which could be economically and legally extracted or produced at the time of the reserve determination.” According to interpretations by SEC staff of mining industry disclosure standards, such terms may not be used by SEC registrants unless the registrant has completed a bankable feasibility study and all applicable permits are in place or expected imminently.

ITEM 5

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

General

This discussion should be read in conjunction with Birch’s consolidated financial statements.  Birch’s consolidated financial statements have been prepared in accordance with Canadian GAAP, which differ from US GAAP.  For a discussion of these differences, see the notes to Birch’s consolidated financial statements in “Item 17 - Financial Statements.”

A.

Operating Results

Years Ended December 31, 2005, 2004 and 2003

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

The Company incurred a loss of $4,641,818 in the year ended December 31, 2005 (2004–$2,887,057; 2003–$1,568,435) and as at December 31, 2005, had retained deficit of $7,290,627.

Corporate Income

The Company earned interest income in 2005 of $323,568 and 2004 of $48,190.  In 2003, income included a small amount of interest, revenue from an agreed sale of $100,000 of limestone to Syncrude Canada Ltd. and a gain on forgiveness of debt for $194,000. Birch Mountain has not had regular ongoing revenue from customers as the Industrial Minerals Division was under development.  The Company's ability to generate income requires sales from the MVQ and this is the Company’s focus in 2006.

General and Administrative Expenses

In 2005, adjusted G&A expenses totaled $2,445,105.

General and Administrative Expenses	2005	2004	2003
Total Expenses	$ 4,974,386	$ 2,935,247	$ 1,880,408
Less Mineral Exploration Costs	540,481	762,371	744,385
G&A Expenses	4,433,905	2,172,876	1,136,023
Less Stock Based Expenses	1,442,536	282,049	66,681
Less Accrued Other Liabilities included in office expenses	546,264	300,000	-
Adjusted G&A Expenses	$ 2,445,105	$ 1,590,827	$ 1,069,342

Total G&A expenses have risen in 2005 as the Company moves forward with activities necessary for operation, including work necessary for the preparation of the Hammerstone Application and the payment of professional fees for the independent technical report released in March 2005.  G&A expenses increased $2,261,029, or 104%, of which 51% of the increase or $1,160,487 was related to stock-based expenses, and 11% of the increase for a $246,264 accrual of estimated interest, penalties and corporate taxes payable upon re-filing its flow through share renouncements. The remaining adjusted increase in 2005 of $854,278 or 53% over the prior year reflects additional corporate activity for the development of the Company’s limestone reserve in its Athabasca leases. Specifically these include:

•

An increase of approximately $211,000 in salaries resulting from the hiring of two senior employees;

•

An increase of approximately $150,000 in professional fees, after adjustment for the inclusion of stock-based expenses in the amount of $197,115 for options issued to a Board advisor, which have already been deducted from adjusted G&A expenses.  The majority of the increase in professional fees, approximately $90,000, is due to an increase in business activity, including quarterly reviews by independent accountants and regular legal fees for corporate activity.  In addition, professional fees of $60,000 were paid for various special projects such as a tax review and accounting policy development.

•

An increase of approximately $412,000 in shareholder services and promotion as a result of an expanding investors base resulting from the American Stock Exchange (AMEX) listing in April 2005 and increased promotion as the Company moves into operations.  Of the increase, approximately $57,000 is related to the AMEX listing, $132,000 related to additional travel for investor meetings, $53,000 related to increase publication and distribution of Company materials to an increased number of shareholders, $130,000 related to increased filing and reporting fees in Canada and the United States, and $32,000 from increased advertising.

Mineral Exploration Costs

In 2005, the Company spent a total of $10,820,087 of which $10,279,606 was capitalized.

Mineral Exploration Costs	2005	2004	2003
Industrial Minerals Costs	$ 10,279,606	$ 3,153,233	$ 807,327
Mineral Exploration and Technology Costs	540,481	762,371	273,194
Total Mineral Expenditures	10,820,087	3,915,604	1,080,521
Less Amounts Capitalized	10,279,606	3,153,233	336,136
Mineral Exploration Expenses	$ 540,481	$ 762,371	$ 744,385

Industrial Minerals Costs

In 2005, we focused most of our resources on the opening to the MVQ.  In 2005, $10,279,606 was spent with this entire amount being capitalized, in 2004, $3,153,233 was spent with this entire amount being capitalized and in 2003, $807,327 was spent with $336,136 of this amount being capitalized.  In 2005 these industrial mineral costs can be broken down into four broad categories with the following estimated expenditures:

•

Site construction of $5.9 million paid to Noramac Ventures for the excavation and stockpiling of surface overburden, opening of the quarry pit and construction of a road and scale foundations;

•

Payments of $2.6 million to contractors and consultants for engineering, drilling, technical, environmental and regulatory services including any related materials;

•

An accrual of $360,000 for future site reclamation costs to for the Muskeg Valley Quarry; and

•

Various administrative costs and salaries directly related to the Muskeg Valley Quarry or the Hammerstone Project.

Mineral Exploration and Technology Costs

Mineral exploration costs in 2005 were $540,481 as compared to $762,371 in 2004 and $273,194 in 2003.  The Company continues a small amount of funding to this division in order to hold patents and allow for some small level of future research work, directed at evaluation of opportunities that may exist in the limestone or on other permit lands the Company holds in northern Alberta outside of the MVQ or Hammerstone Project footprint.

B.

Liquidity and Capital Resources

Years Ended December 31, 2005, 2004 and 2003

Birch Mountain is in the development stage.  The Company has virtually no revenues and funding has come primarily from private and public financings. The Company has incurred operating losses since its inception in 1995, and as of December 31, 2005, has an accumulated deficit of $7,290,627, after an adjustment, approved by shareholders in June 2004, for the elimination of $27,748,932 of deficit.  Losses are from costs incurred in the development of the Industrial Minerals Division, exploration of mineral opportunities and research of mineral technology.  Results of operations have fluctuated from period to period and may continue to do so in the future. Additional operating losses may occur in the future as a result of the continued development of the MVQ and the Hammerstone Project.  However, the Muskeg Valley Quarry is expected to start generating income from aggregate sales in 2006.

Working capital at December 31, 2005 is $27,474,950 an increase of approximately $24.7 million from December 31, 2004.  The increase resulted primarily from the Company’s $36 million equity financing during the third quarter of 2005.

During the year, Birch Mountain received $4.3 million from the exercise of stock options and warrants and completed a financing for net proceeds, after costs of financing, of $33.7 million.  At gross expenditure rates consistent with 2005, the Company has existing capital to continue operations into the foreseeable future.  However, as the Company develops its limestone reserve and builds plant facilities additional funds may be required.  The current estimates for capital for the initial phases of the MVQ and the Hammerstone Project are $130 million.  The Company is investigating strategic options of early investment in plant process equipment, which may require immediate capital.  After initial operations of the MVQ, project-specific financing may be available for the longer-term development of the Hammerstone Project.

On-going commitments for capital resources relate largely to the maintenance of the mineral permits and leases granted to the Company by the Government of Alberta plus some general operating leases.  At December 31, 2005, the Company holds mineral leases, mineral permits and mineral permits for which applications have been filed for conversion to leases, in the Athabasca region, covering an area of 402,748 hectares (995,208 acres).  Lease payments, along with associated fees in 2006 and years beyond will be approximately $460,000 annually, if Birch Mountain continues to hold all of its mineral leases into the future.    Mineral permits are maintained in good standing by making allowable exploration expenditures, although there is no obligation to do so.  Birch Mountain continuously evaluates its mineral permit holdings, relinquishing and/or acquiring permits as dictated by financial considerations as well as exploration and strategic priorities.

The Company is required to reclaim any land disturbances as outlined in its environmental approvals for the MVQ.  The Company estimated, based on costs provided by consulting engineers of the Company, the costs for third parties to return the MVQ to its reclaimed status as at December 31, 2005, would be $1,100,000.  For financial statement purposes, these costs have been discounted to $360,000.  Based on a preliminary estimate, the Company issued a letter of credit to Alberta Environment for $670,000 for this reclamation work.  The Company must re-evaluate this annually and post additional security with Alberta Environment.  Also in connection with land disturbances, the Company was required to pay timber damage fees for immature trees removed, which have not reached commercial value.  The Company paid fees based on the permitted area of the MVQ even though not all the trees were cut during 2005.  A long-term asset has been recorded for the balance of amounts prepaid and this will be reduced as trees are actually cleared.

The Company estimated a future liability for the indemnification of shareholders for flow-through shares issued in 2003 and 2004, for which the Company was not able to incur qualifying expenditures.  The estimated liability and potential taxes payable, interest and penalties payable in the amount of $3.3 million has been accrued as an other current liability.  Subsequent to year-end, the Company amended its tax filing position and has reported the impact to the subscribers.  The actual liability will not be known until the Canada Revenue Agency reassesses each affected subscriber and the amounts are known by the Company.  The payment of the liability may stretch over many future years and could vary by up to fifteen percent.

C.

Research and Development, Patent and Licenses

During the fiscal year ended December 31, 2000, the Company commenced research in new mineral technology applications.  The research resulted in the filing of a US and international patent applications.  It is the Company’s policy that costs associated with such research are expensed in the period in which they are incurred.  During the fiscal year ended December 31, 2005, the Company did not spend any monies on research as compared to nil in 2004 and $11,150 in 2003.

Late in 2002, Birch was granted US patent number 6,494,932 entitled “Recovery of Natural Nanoclusters and the Nanoclusters Isolated Thereby”.  Birch has also filed a parallel patent application for protection under the International Patent Cooperation Treaty.

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

The proposed MVQ also contains limestone units suitable for producing quicklime.  Quicklime is used to remove sulphur dioxide and other contaminants from the emission stacks of industrial facilities including oil sands plants.  Quicklime is also used to treat water used for bitumen production and to remove sulphur, mercury and other impurities.  Birch has been in contact with a number of oil sands operators regarding future demand for quicklime and intends to aggressively pursue the business opportunity to establish a quicklime production facility on its proposed quarry site.  Birch plans to file an application for an expanded quarry and quicklime plant, the Hammerstone Project, in early 2006.

E.

Off-balance Sheet Arrangements

The Company has no off-balance sheet arrangements.

F.

Tabular Disclosure of Contractual Obligations

As of December 31, 2005, the Company’s known contractual obligations are as follows:

	Payments due in each period
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Long-term Debt Obligations	-	-	-	-	-
Capital (Finance) Lease Obligations	-	-	-	-	-
Operating Lease Obligations	388,231	265,563	122,668	-	-
Purchase Obligations	-	-	-	-	-
Other Long-Term Liabilities Reflected on the Company’s Balance Sheet under the GAAP of the primary financial statements – Land Lease Costs	5,460,358	471,172	942,344	942,344	3,104,498
Total	5,848,589	736,735	1,065,012	942,344	3,104,498

ITEM 6

DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.

Directors and Senior Management

The following table sets forth the name, business experience, functions and areas of experience in Birch and principal business activities performed outside of Birch (including, in the case of directors of Birch, other principal directorships) of each director, member of senior management and employees upon whose work Birch is dependent, as of March 15, 2006:

Name	Function	Principal Business Activities, Business Experience and Principal Directorships	Number of Common Shares and Percentage of Class and Number of Stock Options (13) Held at March 15, 2006
Kerry E. Sully	Chairman of the Board and Director since 1995

Since 1999, Mr. Sully has been President and CEO of CGX Energy Inc., a company exploring for hydrocarbons in Guyana and was President, Chief Executive Officer and a Director of Ranchmen’s Resources Ltd. from 1989 to 1995.

244,000 common shares (0.30%) 75,000 stock options(2) 125,000 stock options(6) 75,000 stock options(9) 35,000 stock options(12)
Douglas J. Rowe	President and Chief Executive Officer and Director since 1994

Mr. Rowe is President and CEO of the Company, and was President and Chairman of the Board of Brougham Geoquest, Ltd., a company engaged in mineral exploration, and Brougham Energy Corporation, a company engaged in oil and gas exploration and development.  Mr. Rowe is a director of Energy Exploration Technologies Inc., a company developing remote sensing technology to assist in the exploration of hydrocarbons.  Mr. Rowe has been a director of Dumont Nickel Inc. since July 20, 2005.

677,983 common shares (0.84%) 390,000 stock options(2) 90,000 stock options(3) 300,000 stock options(4) 250,000 stock options(6) 175,000 stock options(9) 70,000 stock options(12)
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

338,972 common shares (0.42%) 200,000 stock options(2) 100,000 stock options(3) 250,000 stock options(4) 200,000 stock options(6) 75,000 stock options(9) 40,000 stock options(12)
Lanny K. McDonald	Director since 1995

In 1990, after more than 16 years of National Hockey League play, Mr. McDonald joined the Calgary Flames as Vice President for ten years.   He is now Marketing Director with Baker Hughes Canada, an oilfield services company.

126,666 common shares (0.16%) 100,000 stock options(2) 150,000 stock options(3) 150,000 stock options(4) 100,000 stock options(6) 50,000 stock options(9) 25,000 stock options(12)

Name	Function	Principal Business Activities, Business Experience and Principal Directorships	Number of Common Shares and Percentage of Class and Number of Stock Options (13) Held at March 15, 2006
Dr. Jack Clark O.C.	Director since 2001

Dr. Clark is an independent consultant with over 40 years of engineering experience.  For 15 years (until March 1997) he was President & CEO of C-CORE, an applied research company in St. John’s, Newfoundland & Labrador.  Dr. Clark has been an Honorary Professor of Engineering at Memorial University of Newfoundland and continues to consult to a wide range of government and industry clients.

167,001 common shares (0.21%) 75,000 stock options(4) 100,000 stock options(6) 50,000 stock options(9) 25,000 stock options(12)
Charles Hopper	Director since 2001

Mr. Hopper is a Managing Director of Lehman Brothers, Inc. of New York and has twenty-five years experience in the financial industry.   During the past five years at Lehman Brothers, Mr. Hopper has been responsible for Private Client Services Asset Management.

108,000 common shares (0.13%) 125,000 stock options(3) 150,000 stock options(4) 100,000 stock options(6) 50,000 stock options(9) 25,000 stock options(12)
Larry Shelley	Director since 2005

From 2000 to 2003 Mr. Shelley was the Executive Vice-President of Advisory Services at Meyers Norris Penny LLP, a public accounting firm, and President of the Tamarack Group Ltd., a corporate finance company. Since 2004 Mr. Shelley has been the President of SRG Capital Ltd., a private investment firm.

50,000 common shares (0.06%) 262,500 stock options(10) 25,000 stock options(12)
Derrick Kershaw	Senior Vice-President and Director since 2004

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

No common shares 125,000 stock options(5) 125,000 stock options(6) 50,000 stock options(9) 45,000 stock options(12)
Dr. Hugh Abercrombie	Vice-President, Exploration since 1998

Dr. Abercrombie joined Birch from the Geological Survey of Canada where he studied low temperature, metastable geochemical processes and developed the theories underlying the Prairie Gold Model.  Since taking on his current position, Dr. Abercrombie has directed Birch’s exploration and technology activities, spearheading efforts to understand the origin and behaviour of natural nanoparticles.

237,699 common shares (0.29%) 100,000 stock options(2) 65,000 stock options(3) 200,000 stock options(4) 150,000 stock options(6) 75,000 stock options(9) 40,000 stock options(12)
Hansine Ullberg	Vice-President, Finance and Chief Financial Officer since 2005

Ms. Ullberg has held the positions of Director of Finance for The Calgary Flames, Vice President of Finance and Administration for Alterna Technologies Group Inc., Divisional Controller for Barton Instrument Systems, and Manager of Accounting and Auditing for Ernst and Young LLP.  Ms. Ullberg has a Bachelor of Commerce (Honours) and Masters of Accountancy from the University of Manitoba and obtained her CA in 1996.

20,000 common shares (0.02%) 75,000 stock options(8) 112,500 stock options(9) 45,000 stock options(12)

Name	Function	Principal Business Activities, Business Experience and Principal Directorships	Number of Common Shares and Percentage of Class and Number of Stock Options (13) Held at March 15, 2006
Russell Gerrish	Vice-President, Operations and Engineering since 2005	Mr. Gerrish has 27 years of experience in engineering management and consulting, aggregate exploration, and mine planning/implementation related to aggregates, asphalt and ready-mix concrete.	130,000 common shares (0.16%) 7,500 stock options(7) 167,500 stock options(8) 150,000 stock options(9) 40,000 stock options(12)
David Reid	Vice-President, Facilities Engineering, since 2005

Mr. Reid worked with TransCanada PipeLines over a 31 year period, including 8 years as Vice President, Engineering and Construction. In the past 7 years he has worked as Project Manager for the design and construction of a chemical plant, and recently spent 2 years in China managing the construction of a 3900 km gas pipeline.

No common shares 150,000 stock options(11) 40,000 stock options(12)

Notes:

(1)   Each stock option entitles the holder to purchase one common share at a price of $0.65 per share until April 24, 2006.

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

(11)  Each stock option entitles the holder to purchase one common share at a price of $7.81 per share until November 14, 2010.

(12)  Each stock option entitles the holder to purchase one common share at a price of $8.78 per share until January 23, 2011.

(13)  All stock options are issued at a strike price equal to market close of the day previous to the grant date.

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

B.

Compensation

The following table sets forth the amount of compensation that was paid and benefits that were granted in the financial year ended December 31, 2005 to each of the individuals listed in Item 6(A) above.

Summary Compensation Table
		Annual Compensation			Long Term Compensation			All Other Compensation
Named Executive Officer and Principal Position	Year	Salary	Bonus	Other Annual	Securities Under Options / SARS Granted	Restricted Shares or Restricted Share Units	LTIP Payouts
		($)	($)	($)	(#)	($)	($)	($)
Douglas J. Rowe President & CEO	2005 2004	177,476 165,923	- -	2,969 1,123	175,000 250,000	- -	- -	- -
Donald Dabbs Senior Vice President	2005 2004	139,044 132,389	- -	16,691 3,124	75,000 200,000	- -	- -	- -
Dr. Hugh Abercrombie VP Exploration	2005 2004	117,205 123,491	- -	14,041 4,526	75,000 150,000	- -	- -	- -
Hansine Ullberg VP Finance & CFO	2005 2004	111,705 -	- -	9,601	350,000 -	- -	- -	- -
Russell Gerrish VP Engineering and Operations	2005 2004	200,090 101,281	- -	2,986	350,000 30,000	- -	- -	- -
David Reid VP Plant Engineering	2005 2004	25,000 -	- -	- -	150,000 -	- -	- -	- -
Kerry Sully Chariman of the Board	2005 2004	- -	- -	- -	75,000 125,000	- -	- -	- -
Lanny MacDonald Director	2005 2004	- -	- -	- -	50,000 100,000	- -	- -	- -
Dr. Jack Clark Director	2005 2004	- -	- -	- -	50,000 100,000	- -	- -	- -
Charles Hopper Director	2005 2004	- -	- -	- -	50,000 100,000	- -	- -	- -
Derrick Kershaw Director	2005 2004	- -	- -	- -	50,000 250,000	- -	- -	- -
Larry Shelley Director	2005 2004	- -	- -	- -	350,000 -	- -	- -	- -

See “Item 6 – Directors, Senior Management and Employees – Directors and Senior Management” regarding the number of options to purchase common shares of Birch, the exercise price and the expiration date of options granted to each of the individuals listed in Item 6(A) above.

C.

Board Practices

Directors are elected annually at Birch’s annual meeting of shareholders and hold office until the earlier of their resignation or removal from office at a subsequent annual meeting of shareholders.  The Board of Directors may fill vacancies created by departing directors between annual shareholders meetings.  Directors representing in number up to one-third the size of the board elected at the most recent shareholders meeting may be appointed by the Board of Directors between shareholders’ meetings.

Audit Committee

The Audit Committee of Birch currently consists of Larry Shelley, CA (chair), Charles Hopper and Kerry E. Sully.   The function of the Audit Committee is to review the overall audit plan, results of the external audit, the annual financial statements and management discussion and analysis (“MD&A”), the review of quarterly financial statements and MD&A, the review of any financial press releases and securities filings, the Company’s system of internal controls, the Company’s accounting and disclosure policies and to resolve any potential disputes with Birch’s auditors.  The Audit Committee has a significant list of detailed responsibilities that are outlined in its charter.

Compensation Committee

The Compensation Committee of Birch currently consists of Lanny K. McDonald (chair), Jack Clark and Derrick Kershaw.  The purpose of the Compensation Committee as outlined in its charter is to determine the compensation arrangement of executive officers, to provide oversight of compensation programs to other employees and to assist or recommend with respect to various compensation issues such as policies, benefits, personnel issues and other issues.

Compensation Policy

The Company’s compensation policy has three components:  (i) base salary/consulting fee and benefits, (ii) the award of stock options and (iii) bonus.  The salary/consulting fee for each executive officer is determined having regard to such executive officer’s responsibilities and performance.  The Compensation Committee undertakes a review of the compensation paid by similar companies in setting guidelines for the compensation of all Company’s employees. The Compensation Committee has provided greater emphasis on the issuance of stock options to its executive officers as a major form of compensation.  In the view of the Compensation Committee, the issuance of stock options has had the advantages of encouraging growth in the Company and its share value, while reducing the cash expenditures required for executive salaries.  .  The Company is currently a party to an employment contract with Douglas J. Rowe dated December 1, 1995, and approved by the shareholders of the Company on May 31, 1996.  Pursuant to the employment contract Mr. Rowe receives a salary of $108,000 annually and is entitled to receive stock options as determined from time to time by the Committee.  The Board of Directors of the Company has subsequently approved increases in Mr. Rowe’s annual salary to $140,000 per annum, effective June 15, 2000, $164,800 effective January 1, 2004, $180,000 effective March 1, 2005 and $250,000 effective January 1, 2006.

Governance and Risk Committee

The Governance and Risk Committee of Birch currently consists of Charles Hopper (chair), Lanny K. McDonald and Larry Shelley.  The Corporate Governance and Risk Committee charter outlines the primary purpose of the Governance and Risk Committee as threefold.

•

to develop and recommend to the Board a set of corporate governance principles including policies, disclosure and business conduct;

•

to act as the nominating committee of the board which includes identifying, and recommending director nominees fore ach annual meeting or as vacancies occur; and

•

to oversee the evaluation of the effectives of Board members, implement a framework for orientation and continuing education.

Health, Safety and Environment Committee

The Health, Safety and Environment Committee of Birch currently consists of Derrick Kershaw (chair), Jack Clark and Don Dabbs.  The general function of the Health, Safety and Environment Committee is to review the Company’s practices and policies related to health, safety and the environment and to review the Company’s performance in the areas of health, safety and environment.

D.

Employees

The following table sets out the number of employees of Birch at the end of each of the past three financial years, including their main category of activity.  All of Birch’s employees are employed in Alberta, Canada.

	As at December 31
	2005	2004	2003
Operations(1)	7	6	6
Accounting	2	1	1
Administration	4	4	4
Total	13	11	11
(1) Includes personnel involved in technology, exploration and industrial minerals.

E.

Share Ownership

See “Item 6 – Directors, Senior Management and Employees – Directors and Senior Management”, above, for disclosure regarding share ownership and options of Birch directors and senior management.

The Board of Directors of the Company adopted the stock option plan of the Company on May 7, 2004, which was ratified by shareholders on July 8, 2004 (the “Plan”). The purpose of the Plan is to advance the interests of the Company by encouraging the directors, officers, employees and consultants of the Company, and of its subsidiaries, if any, to acquire shares in the Company, thereby increasing their proprietary interest in the Company, encouraging them to remain associated with the Company and furnishing them with additional incentive in their efforts on behalf of the Company in the conduct of its affairs. The Plan is administered by the Board of Directors of the Company or by a special committee of the Board of Directors, if appointed, from time to time (the “Board”).  Pursuant to the Plan, the Board may grant non-transferable options to purchase Common shares of the Company to directors, officers, employees and consultants of the Company and its subsidiaries and employees of a person or company which provides management services (excluding investor relations services) to the Company or its subsidiaries (“Management Company Employees”) (such persons hereinafter collectively referred to as “Participants”).  Under the Plan, the number of Common shares subject to an option granted to any one Participant shall be determined by the Board; however, the aggregate number of Common shares which may be reserved for issuance to any one Participant shall not exceed the maximum number of shares permitted by any stock exchange or exchanges on which the Common shares of the Company are then listed and any other regulatory body having jurisdiction (the “Exchange”).  The aggregate number of Common shares issuable upon the exercise of all options granted under the Plan may not exceed 10,269,047 shares.  Options issued pursuant to the Plan will have an exercise price determined by the Board provided that such exercise price shall not be less than the price permitted by the Exchange. Options granted under the Plan are non-transferable and expire the earlier of 5 years from the date of grant or 90 days from the date the optionee ceases to be a director, officer, employee or consultant of the Company of its subsidiaries or a Management Company Employee (or, in the case of an optionee performing investor relations activities, within 30 days of the cessation of services to the Company).  In the event of death of an optionee, options held by such optionee will expire the earlier of 5 years from the date of grant or one year from the date of such death.

ITEM 7

MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.

Major Shareholders

To the knowledge of Birch, as of February 28, 2006, there are no persons or entities who beneficially hold, directly or indirectly or exercise control or direction over, more than 5% of the voting rights attached to the issued and outstanding common shares of Birch.

As of March 6, 2006, Birch had 156 registered shareholders of which 99 holders had an address of record within the US owning common shares, representing 16% of Birch’s outstanding common shares.

B.

Related Party Transactions

During the Company’s last fiscal year and up to the date of this Form 20-F, Birch has had no transactions and there are no presently proposed transactions which are material to Birch or a related party, or any transactions that are unusual in their nature or conditions, involving goods, services, or tangible or intangible assets with (a) enterprises that, directly or indirectly, through one or more intermediaries, control or are controlled by, or are under common control with, the Company; (b) associates, being an unconsolidated enterprise in which the Company has a significant influence or which has significant influence over the Company, where significant influence over an enterprise is the power to participate in the financial and operating policy decisions of the enterprise but is less than control over those polices and where shareholders beneficially owning a 10% interest in the voting power of the Company are presumed to have a significant influence on the Company; (c) individuals owning, directly or indirectly, an interest in the voting power of the Company that gives them significant influence over the Company, and close members of any such individual’s family; (d) key management personnel, being those persons having authority and responsibility for planning, directing and controlling the activities of the Company, including directors and senior management of the Company and close members of such individuals’ families; and (e) enterprises in which a substantial interest in the voting power is owned, directly or indirectly, by any person described in (c) or (d) over which such person is able to exercise significant influence.  This includes enterprises owed by directors or major shareholders of the Company and enterprises that have a member of key management in common with the Company.  Close members of individual’s family are those that may be expected to influence, or be influenced by, that person in their dealings with the Company.

The Company has not made any loans for the benefit of any of the persons listed in the previous paragraph.

C.

Interests of Experts and Counsel

This item is not applicable.

ITEM 8

FINANCIAL INFORMATION

A.

Consolidated Statements and Other Financial Information

Incorporated hereto are the audited consolidated financial statements for the years ended December 31, 2005, 2004 and 2003, which are set forth in “Item 17 - Financial Statements.”

Birch is not involved in any legal or arbitration proceedings that may have, or have had in the recent past, significant effects on Birch’s financial position or profitability.

Birch is not aware of any material proceeding in which any director, any member of senior management or any of Birch’s affiliates is a party adverse to Birch or has a material interest adverse to Birch.

No dividends have been paid on any common shares of Birch.  Birch intends to retain its earnings for use in the business and does not expect to pay dividends on its common shares in the foreseeable future.

B.

Significant Changes

No significant changes have occurred during 2005 or during the first two months of 2006.

ITEM 9

THE OFFER AND LISTING

A.

Offer and Listing Details

The following table sets forth the high and low market of the common shares on the TSXV for the periods indicated.

Year or Month	Period	High (Cdn$)	Low (Cdn$)
December 31, 2001	Year	1.10	0.50
December 31, 2002	Year	0.73	0.10
December 31, 2003	Year	0.56	0.19
December 31, 2004	Year	2.50	0.45
December 31, 2005	Year	9.85	1.90

2004	First Quarter	1.08	0.46
	Second Quarter	0.71	0.45
	Third Quarter	0.67	0.49
	Fourth Quarter	2.50	0.53
2005	First Quarter	3.53	1.90
	Second Quarter	3.20	1.91
	Third Quarter	5.60	2.73
	Fourth Quarter	9.85	5.25

September 2005	Month	5.60	4.30
October 2005	Month	6.67	5.25
November 2005	Month	9.12	5.31
December 2005	Month	9.85	7.65
January 2006	Month	9.63	7.52
February 2006	Month	8.70	7.32

The following table sets forth the high and low market prices of the common shares on the OTC-BB; except for prices listed after March 21, 2005, when the Company’s stock began trading on the American Stock Exchange (“AMEX”).  All financial figures in this table are expressed in US dollars.

Year or Month	Period	High (US$)	Low (US$)
December 31, 2002	Year	0.29	0.07
December 31, 2003	Year	0.45	0.30
December 31, 2004	Year	2.05	0.34
December 31, 2005	Year	8.50	1.40

2004	First Quarter	0.90	0.37
	Second Quarter	0.56	0.34
	Third Quarter	0.52	0.34
	Fourth Quarter	2.05	0.37
2005	First Quarter	2.85	1.55
	Second Quarter	2.57	1.40
	Third Quarter	4.83	2.22
	Fourth Quarter	8.50	4.50

Year or Month	Period	High (US$)	Low (US$)
September 2005	Month	4.83	3.65
October 2005	Month	5.72	4.50
November 2005	Month	7.72	4.51
December 2005	Month	8.50	6.40
January 2006	Month	8.20	6.48
February 2006	Month	7.55	6.37

B.

Plan of Distribution

This item is not applicable.

C.

Markets

Trading in Canada

The Company’s common shares trade on the TSXV under the symbol BMD.

Trading in the US

The Company’s common shares trade on the AMEX under the symbol BMD.

D.

Selling Shareholders

This item is not applicable.

E.

Dilution

This item is not applicable.

F.

Expenses of the Issue

This item is not applicable.

ITEM 10

ADDITIONAL INFORMATION

A.

Share Capital

This item is not applicable.

B.

Memorandum and Articles of Association

The information under “Item 14 - Description of Securities to be Registered” contained in the Form 20-F/A4 Registration Statement dated April 25, 2001 is hereby incorporated by reference.

On March 28, 2005 the Board of Directors (the “Board”) of the Company adopted the rights plan of the Company (“Rights Plan”), which was implemented pursuant to a shareholders rights plan agreement (the “Rights Plan Agreement”) of the same date between the Company and Computershare Trust Company of Canada, as rights agent.  The shareholders of the Company approved the Rights Plan on May 12, 2005.  The purpose of the Rights Plan is, firstly, to protect shareholders of the Company from unfair, abusive or coercive takeover strategies, including the acquisition of control of the Company by a bidder in a transaction or series of transactions that does not treat all shareholders equally or fairly or that does not afford all shareholders an equal opportunity to share in any premium paid upon an acquisition of control.  Secondly, the purpose of the Rights Plan is to afford both the shareholders of the Company and the Board adequate time to assess an offer made for the Company and to pursue, explore and develop alternative courses of action in any attempt to maximize shareholder value.

The Rights Plan is not intended to deter a person from seeking to acquire control of the Company if such person is prepared to make a takeover bid pursuant to a “permitted bid” or “competing permitted bid” in accordance with the provisions of the Rights Plan.  The Rights Plan is intended to make it impracticable to acquire 20% percent or more of the outstanding voting shares of the Company other than by way of a permitted bid or a competing permitted bid.  This impracticability arises as a result of the fact that the Rights will substantially dilute the holdings of a person that seeks to acquire control of the Company other than by means of a permitted bid or a competing permitted bid.

There are no provisions in the By-laws regarding public disclosure of individual shareholdings.  Notwithstanding this, applicable Canadian securities legislation required certain public disclosure of persons owning or acquiring common shares in excess of 10% of a Company’s issued and outstanding share capital.

C.

Material Contracts

Birch has not entered into any material contracts (not made in the ordinary course of business) in the two years prior the date of filing of this Form 20-F, except the Rights Plan. (See “Item 10 -Additional Information – Memorandum and Articles of Association”).

D.

Exchange Controls

Canadian Investment Controls

There are no governmental laws, decrees or regulations in Canada relating to restrictions on the export or import of capital, or affecting the remittance of interest, dividends or other payments to non-residents.  Dividends paid to US residents, however, are subject to a 15% withholding tax or a 5% withholding tax for dividends if the shareholder is a corporation owning at least 10% of the outstanding voting shares of Birch pursuant to Article X of the reciprocal tax treaty between Canada and the US  (See “Item 10 -Additional Information - Taxation”).

Except as provided in the Investment Canada Act (the “ICA”), which has provisions that restrict the holding of voting shares by non-Canadians, there are no limitations specific to the rights of non-Canadians to hold or vote the common shares under the laws of Canada or the Province of Alberta, or in the charter documents of Birch or its subsidiaries.

The ICA requires a person who is not a Canadian resident (a “non-Canadian”) making an investment, which would result establish a new Canadian business or which would result in the acquisition of control of a Canadian business (i.e. the gross value of the assets of which exceed a certain monetary threshold), to identify, notify, or file an application for review with the Investment Review Division of Industry Canada (“IRD”).  The notification procedure involves a brief statement of information about the investment on a prescribed form to be filed by the investor within 30 days following implementation of the investment.  Specific investments are subject to review under the ICA.  It is intention of the IRD that investments requiring only notification will proceed without government intervention.

The following investments by non-Canadians are subject to review under the ICA:

1.

An investment is reviewable if there is an acquisition of control of a Canadian business and the asset value of the Canadian business being acquired equals or exceeds the following thresholds:

(a)

For non-World Trade Organization (“WTO”) investors, the threshold is $5 million for a direct acquisition and $50 million for an indirect acquisition; the $5 million threshold will apply however for an indirect acquisition if the asset value of the Canadian business being acquired exceeds 50% of the asset value of the global transaction;

(b)

Except as specified in paragraph (c) below, a threshold is calculated annually for reviewable direct acquisitions by or from WTO investors.  The threshold for 2006 is $265 million.  Pursuant to Canada’s international commitments, indirect acquisitions by or from WTO investors are not reviewable;

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

With reference to 1(a) above, a WTO investor, as defined in the ICA, includes an individual who is a national of a member country of the WTO or who has the right of permanent residence in relation that WTO member, a government or government agency of a WTO member, a WTO investor-controlled entity, a corporation, a limited partnership, trust or other specified business organizations that is neither WTO-investor controlled or Canadian controlled of which two-thirds of its board of directors, general partners or trustees, as the case may be, are any combination of Canadians and WTO investors.

The ICA exempts certain transactions from notification and review, including, among others,

1.

An acquisition of voting shares if the acquisition were made in the ordinary course of that persons’ business as a trader or dealer in securities;

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

E.

Taxation

The following is a summary of the principal Canadian federal income tax considerations under the Income Tax Act (Canada) and the regulations thereunder (collectively, the “Tax Act”, or “ITA”), generally applicable in respect of the holding and disposition of common shares.  The income tax consequences to any particular holder of common shares will vary according to the particular circumstances of each holder, including without limitation, the status of that holder as an individual, trust, corporation or member of a partnership, the jurisdiction in which that holder is subject to taxation and the place where that holder is resident.

This summary is based upon the Company’s understanding of current provisions of the Tax Act and the Canada-United States Tax Convention (1980) (the “Tax Convention”) as at the date of this Form 20-F, of all specific proposals to amend the Tax Act publicly announced prior to the date hereof and of the current published administrative and assessing practices of the Canada Revenue Agency (the “CRA”).  Other than such proposed amendments, this summary does not take into account or anticipate changes in the law, whether by way of judicial decision or legislative action, nor any changes in the administrative or assessing practices of the CRA.  There is no assurance that any specific proposals to amend the Tax Act will be enacted as proposed or at all.  This summary does not take into account, or anticipate any provincial, territorial or foreign tax legislation or other considerations, which may differ from those consideration described herein.

This summary is applicable only to holders of common shares who, for the purposes of the Tax Act and the Tax Convention, are resident in the US, have never been resident in or deemed to be resident in Canada at any time while they have held common shares, deal at arm’s length with and are not affiliated with, the Company, hold their common shares as capital property, do not carry on and are not deemed to carry on an insurance business in Canada, and will not use or hold or be deemed to use or hold the common shares in the course of carrying on business in Canada.  Common shares will generally be considered to capital property for purposes of the Tax Act unless they are held in the course of carrying on a business of trading or dealing in securities or acquired in a transaction which may be considered to be an adventure in the nature of the trade.  Special rules, which are not discussed in this summary, may apply to a US holder that is a corporation that carries on business in Canada and elsewhere.

This summary is of a general nature only and is not exhaustive of all Canadian federal income tax considerations and is not intended to be, nor should it be construed to be, legal or tax advice to any holder of common shares.  No opinion, with respect to taxation matters, was requested by the Company or provided by its auditors or legal counsel.  Each holder should consult his own tax advisor with respect to the income tax consequences applicable to him in his own particular circumstances.

Disposition of Common Shares

A non-resident of Canada will not be subject to tax under the Tax Act in respect of a capital gain realized upon the disposition or deemed disposition of a common share of the Company unless it constitutes “taxable Canadian property” under the Tax Act and the holder is not entitled to relief under the Tax Convention.  Such common shares will generally not be taxable Canadian property provided the holder thereof does not use or hold and is not deemed to use or hold such shares in connection with carrying on a business in Canada; such shares are not “designated insurance property” of the holder within the meaning of the Tax Act; that if the shares listed on a prescribed stock exchange under the Tax Act, the holder has not, either alone or in combination with persons with whom the holder does not deal at arm’s length, owned or had the right to acquire 25% or more of the issued shares of any class or series of shares in the Company within 60 months preceding the date of disposition; such holder has not elected to treat such shares as taxable Canadian property upon ceasing to be a resident in Canada; and such shares were not acquired in a tax deferred exchange for property that was itself taxable Canadian property.

In the case of a non-resident holder to whom shares of the Company represent taxable Canadian property and who is resident in the US, relief from Canadian taxation may not be available under the Tax Convention in certain cases, including, without limitation, where the value of such shares is derived principally from real property situated in Canada.  Mineral exploration rights are generally considered to be real property for this purpose. Shareholders should consult with their tax advisors as to whether they will be afforded relief under the Tax Convention.

If common shares of the Company constitute taxable Canadian property and a holder is not afforded relief under the Tax Convention, a capital gain (or capital loss) will generally be realized to the extent that the proceeds of disposition received or deemed to be received exceed (or are less than) the aggregate adjusted cost base of such shares, net of any reasonable costs of disposition or deemed disposition.  One-half of any such capital gain (“taxable capital gain”) will be required to be included in income in the year of the disposition.  One half of the amount of any capital loss (“allowable capital loss”) may be deductible against certain taxable capital gains realized in that year in accordance with the provisions of the Tax Act.  Allowable capital losses for a taxation year in excess of taxable capital gains for that year may otherwise be available for deduction in other taxation years in accordance with the provisions of the Tax Act.

However, special rules apply if a non-resident of Canada or certain designated partnerships dispose of common shares of the Company to another corporation resident in Canada with which the non-resident does not deal or is deemed not to deal at arm’s length and, immediately after the disposition, the Company is “connected” with the purchaser corporation within the meaning of the Tax Act.  Each holder should consult with their own tax advisor with respect to the income tax consequences of any such disposition applicable to them, in their own particular circumstances.

Dividends

In the case of any dividends paid or credited or deemed to be paid or credited to non-residents, the non-resident will be subject to tax on the gross amount of such dividends.  In the absence of relief under the Tax Convention, the Company will be required to withhold therefrom on account of tax, 25% of the amount of such dividend, and remit same to the Receiver General of Canada, and the net amount of the dividend will be paid to the non-resident holder.  In certain cases Article X of the Tax Convention reduces the rate of tax on dividends paid to residents of the US to 15% of the gross dividend (or 5% in the case of dividends paid to certain corporate shareholders that beneficially own at least 10% of the Company’s voting shares).  Stock dividends received by non-residents from the Company are taxable in Canada as ordinary dividends.

Dispositions of common shares to the Company will generally result in a deemed dividend to the holder equal to the amount by which the consideration paid or deemed to be paid by the Company exceeds the paid-up capital of such shares.  The amount of such deemed dividend would be subject to withholding tax as described above.

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

The following discussion is based upon the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations, published Internal Revenue Service (“IRS”) rulings, published administrative positions of the IRS, and court decisions that are currently applicable, any of which could be materially and adversely changed, possibly on a retroactive basis, at any time.  In addition, the discussion does not consider the potential effects, both adverse and beneficial, of recently proposed legislation that, if enacted, could be applied, possibly on a retroactive basis, at any time.

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

As used herein, a US Holder includes a holder of common shares who is a citizen or individual resident (as defined under US tax laws) of the United States; a corporation created or organized in or under the laws of the US or of any political subdivision thereof; an estate the income of which is taxable in the US irrespective of source; or a trust if (a) a court within the US is able to exercise primary supervision over the trust’s administration and one or more US persons have the authority to control all of its substantial decisions or (b) the trust was in existence on August 20, 1996 and has properly elected to continue to be treated as a US person. This summary does not address the US tax consequences to, and US Holders do not include, persons subject to specific provisions of federal income tax law, including, but not limited to, tax-exempt organizations, qualified retirement plans, individual retirement accounts and other tax-deferred accounts, financial institutions, insurance companies, real estate investment trusts, regulated investment companies, broker-dealers, non-resident alien individuals, persons or entities that have a “functional currency” other than the US dollar, persons who hold common shares as part of a straddle, hedging or a conversion transaction, and persons who acquire their common shares as compensation for services.  This summary is limited to US Holders who own common shares as capital assets and who hold the common shares directly and not through an intermediary entity.

Distributions on Common Shares of the Company

Subject to the discussion below regarding “passive foreign investment companies” (“PFICs”), US Holders receiving dividend distributions (including constructive dividends) with respect to common shares of the Company are required to include in gross income (for US Federal income tax purposes) the gross amount of such distributions, to the extent that the Company has current or accumulated earnings and profits, as determined under US Federal tax principals.  This inclusion is done without reduction for any Canadian income tax withheld from such distributions.

Any Canadian tax withheld may be credited (subject to certain limitations) against the US Holder’s US Federal taxable income.  (See more detailed discussion at “Foreign Tax Credits” below.)  To the extent that distributions exceed current or accumulated earnings and profits of the Company, they will be treated first as a return of capital up to the US Holder’s adjusted basis in the common shares and thereafter as a gain from the sale or exchange of the common shares.  Dividends received by non-corporate US Holders may be subject to US federal income tax at lower rates (generally 15%) than other types of ordinary income in taxable years beginning before 2009 if certain conditions are met.  These conditions include the Company not being classified as a PFIC, it being a qualified foreign corporation, the US Holder’s satisfaction of a holding period requirement, and the US Holder not treating the distribution as “investment income” for purposes of the investment interest deduction rules.  In the case of US Holders that are corporations, such dividends generally will not be eligible for the dividends received deduction.

Foreign Tax Credit

A US Holder who pays (or has withheld from distributions) Canadian income tax with respect to the common shares of the Company may be entitled, at the option of the US Holder, to either a deduction or a tax credit for such foreign tax paid or withheld, at the option of the US Holder.  Generally, it will be more advantageous to claim a credit because a credit reduces US Federal income taxes on a dollar-for-dollar basis, while a deduction merely reduces the taxpayer’s income subject to tax.

This election is made on a year-by-year basis, and applies to all foreign income taxes (or taxes in lieu of income tax) paid by (or withheld from) the US Holder during the year.  There are significant and complex limitations which apply to the credit, among which is the general limitation that the credit cannot exceed the proportionate share of the US Holder’s US income tax liability that the US Holder’s foreign source income bears to his/her or its worldwide taxable income.

In the determination of the application of this limitation, various items of income and deduction must be classified into foreign and domestic sources.  Complex rules govern this classification process.  There are further limitations on the foreign tax credit for certain types of income such as “passive income”, “high withholding tax interest”, “financial services income”, “shipping income”, and certain other classifications of income.  Foreign taxes assigned to a particular class of income generally cannot offset United States tax on income assigned to another class.  Under the American Jobs Creation Act of 2004 (the “Act”), the basket limitation will be modified significantly for tax years beginning after 2006.

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

Disposition of Common Shares of the Company

Subject to the PFIC discussion below, a US Holder will recognize gain or loss upon the sale of commons shares of the Company equal to the difference, if any, between the amount of cash plus the fair market value of any property received, and the US Holder’s tax basis in the common shares of Company.

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

US Anti-Deferral Regimes - Passive Foreign Investment Company (“PFIC”) Regime

The PFIC rules may apply to US Holders if the Company, or an entity directly or indirectly owned by the Company (“Related Entity”), derives 75% or more of its gross income from certain types of “passive income” (generally, interest, dividends, rents, royalties and the like), or if the average value during a taxable year of the Company or the Related Entity’s “passive assets” (generally, assets that generate passive income) is 50% or more of the average value of all assets held by the Company or the Related Entity.  If the Company or a Related Entity is classified as a PFIC, a US Holder will be subject to increased tax liability in respect of gain recognized on the disposition of Common shares or upon the receipt of certain distributions, unless the US Holder makes an election to be taxed currently on his, her or its pro rata portion of the Company’s income and gain, whether or not such income or gain is distributed in the form of dividends or otherwise, and the Company provides certain annual statements which include the information necessary to determine inclusions and assure compliance with the PFIC rules.  As another alternative to the foregoing rules, a US Holder may make a mark-to-market election to include in income each year as ordinary income an amount equal to the increase in value of the Common shares for that year or to claim a deduction for any decrease in value (but only to the extent of previous mark-to-market gains).

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

H.

Documents on Display

Documents concerning Birch which are referred to in this Form 20-F may be inspected upon written request to the Corporate Administrator of Birch as follows:

Jane Quinn

Shareholder Services

Birch Mountain Resources Ltd.

Suite 300, 250 - Sixth Avenue S.W.

Bow Valley Square 4

Calgary, AB, Canada

T2P 3H7

The Company is subject to the information requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and, to the extent required of Canadian companies, files periodic reports and other information with the SEC.  All such reports and information may be read and copied at the public reference facilities listed below.  The Company intends to give its shareholders reports containing audited year-end financial statements and a report thereon from its independent chartered accountants and quarterly reports for the first three quarters of each fiscal year containing unaudited interim financial information.

Statements made in this Form 20-F about the contents of contracts or other documents are not necessarily complete and the Company refers you to the copy of such contracts or other documents filed as exhibits to this Form 20-F.

The Company’s SEC filings, and the exhibits thereto, are available for inspection and copying at the public reference facilities maintained by the Securities and Exchange Commission in Judiciary Plaza, Room 1024, 450 Fifth Street N.W., Washington, D.C., 20549.  Copies of these filings may be obtained from these offices after the payment of prescribed fees.  Please call the Securities and Exchange Commission at 1-800-SEC-0330 for further information on the public reference rooms. These filings are also available on the Securities and Exchange Commission’s website at www.sec.gov.

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

PART II

ITEM 13

DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

There have been no defaults in the payment of principal, interest or a sinking or purchase fund instalment or any other material default related to indebtedness.  There are no dividend arrearages or any other delinquencies with respect to any class of preferred stock.

ITEM 14

MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITYHOLDERS AND USE OF PROCEEDS

There has been no modification of the instruments defining the rights of holders of any class of the Company’s registered securities.  There has been no modification or qualification of the rights evidenced by any class of the Company’s registered securities by issuing or modifying any other class of securities.  There are no assets securing any class of the Company’s registered securities.  There has been no change in the last financial year to the trustee of the Company’s registered securities.

ITEM 15

CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

The Chief Executive Officer, Douglas J. Rowe, and Chief Financial Officer, Hansine M. Ullberg, evaluated the effectiveness of Birch’s disclosure controls and procedures as of December 31, 2005 (the “Evaluation Date”), and concluded that, as of the Evaluation Date, Birch’s disclosure controls and procedures were effective to ensure that information Birch is required to disclose in its filing with the SEC under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and to ensure that information required to be disclosed by Birch in the reports that it files under the Exchange Act is accumulated and communicated to Birch’s management, including its principal executive officer and principal financial officer, as appropriate to allow timely decisions regarding required disclosure.

Changes in Internal Control Over Financial Reporting

There were no significant changes in Birch’s internal controls during the year ended December 31, 2005 that could materially affect, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

ITEM 16

RESERVED BY THE SEC

ITEM 16A

AUDIT COMMITTEE FINANCIAL EXPERT

The Board of Directors of Birch has determined that Larry Shelley, CA is an “audit committee financial expert”, as defined in Item 16A of Form 20-F and is independent, as defined by rules of the AMEX.

ITEM 16B

CODE OF ETHICS

On May 7, 2004, the Company’s Board of Directors adopted the Birch Mountain Resources Ltd. Code of Business Conduct and Ethics (“Code of Ethics”), which was filed as an exhibit to the Company’s Form 20-F dated June 29, 2004.  The Code of Ethics was reviewed by the Corporate Governance and Risk Committee and amendments approved on January 16, 2006, resulting in a new Code of Conduct as attached in the Appexdix. The Code of Conduct outlines the Company’s business principles, and the ethical and legal standards which each of its directors, officers and employees, including its principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions must adhere to when acting on behalf of the Company.

Through its Code of Conduct, the Company prescribes the following principles:

•

honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships;

•

full, fair, accurate, timely and understandable disclosure in the Company’s shareholder reports and in other public communications and filings of the Company;

•

compliance with applicable governmental laws, rules and regulations;

•

the prompt internal reporting of violations of the Code of Ethics to an appropriate person or persons identified in the Code of Ethics; and

•

accountability by all of the Company’s directors, officers and employees for adherence to its Code of Ethics.

ITEM 16C

PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth, for each of the years indicated, the fees billed by Birch’s independent public accountants, and the percentage of the services that were approved by the Audit Committee. During 2004, the fees were billed by Meyers Norris Penny LLP, Chartered Accountants and as the Company changed auditors early in 2005, the fees outlined in 2005 include any fees billed by Ernst and Young LLP, Chartered Accountants and any final fees billed by Meyers Norris Penny LLP, necessary for the transition.

	Year Ended December 31
	2005	2004
Audit Fees (1)	$ 41,000	$ 51,813
Audit-related Fees – attendance at Audit Committee meeting, review of quarterly financial statements, review of Management’s Discussion and Analysis and Form 20-F annual reporting (2)	33,450	20,250
Tax Fees – review of tax note disclosures and the Company’s tax calculations	4,740	-
All Other Fees – review of financial numbers in the Company’s short form prospectus and French translation of the financial statements included in the short form prospectus (1)	78,630	6,382
Total	$ 157,820	$ 78,445
(1) Fees pre-approved by Audit Committee. (2) Fees incurred on an as-needed basis.

Pre-Approval Policies and Procedures

The Board of Directors has delegated certain responsibilities to the Audit Committee.  The Audit Committee adopted an Audit Committee Charter that outlines its responsibilities including the pre-approval of audit and non-audit services rendered by the Company’s independent public accountants.  No issue regarding these services has arisen in the last two fiscal years.

ITEM 16D

EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEE

This item is not applicable.

ITEM 16E

PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Neither the Company, nor any affiliated purchaser of the Company, has purchased any of the Company’s securities during 2005

PART III

ITEM 17

FINANCIAL STATEMENTS

ITEM 18

FINANCIAL STATEMENTS

This item is not applicable.

AUDITED CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2005

Birch Mountain Resources Ltd.
Report of Management

TO THE SHAREHOLDERS OF BIRCH MOUNTAIN RESOURCES LTD.

Management has the responsibility for preparation and fair presentation of the accompanying financial statements, including the financial processes that give rise to such consolidated financial statements. This responsibility includes selecting appropriate accounting principles and making objective judgments and estimates in accordance with Canadian generally accepted accounting principles and providing a reconciliation to generally accepted accounting principles in the United States.  Management is also responsible for the preparation, fair presentation and consistency of other financial information in the Annual Financial Report that is combined with the audited consolidated financials statements.

In discharging its responsibilities for the integrity and fairness of the financial statements, management designs and maintains the necessary accounting systems and related internal controls to provide reasonable assurance that transactions are authorized, assets safeguarded and proper records maintained for reporting financial statements and other financial information in accordance with applicable generally accepted accounting principles and in accordance with applicable securities rules and regulations.  Management has also established disclosure controls and procedures designed to ensure accurate and timely disclosure of material information required by regulators.  Disclosure of any financial information is approved in advance by the Audit Committee.

It is the responsibility of the Audit Committee and the Board of Directors to review the financial statements in detail with management prior to their approval of the financial statements for publication.   In addition, the Audit Committee meets regularly with management and the external auditor to review accounting policies, financial reporting and internal controls.   The Audit Committee is comprised of three independent and financially literate directors.  The Audit Committee is responsible for the compensation of the external auditor and pre-approves their retention for the appointment and any such fees related to non-audit services.

External auditors are appointed by the shareholders to audit the financial statements and report directly to them.  Their report is attached to the audited consolidated financial statements that follow. The external auditors have full and free access to the Audit Committee, the Board of Directors and management.

/s/ Douglas J. Rowe
Douglas J. Rowe, President and Chief Executive Officer
/s/ Hansine M. Ullberg
Hansine M. Ullberg, Vice President Finance and Chief Financial Officer

Birch Mountain Resources Ltd.
Report of Independent Auditor

To the Shareholders of

Birch Mountain Resources Ltd.

We have audited the consolidated balance sheet of Birch Mountain Resources Ltd. as at December 31, 2005, and the consolidated statements of loss and deficit, and cash flows for the year then ended.  These financial statements are the responsibility of the Company's management.  Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement.  An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audit provides a reasonable basis for our opinion.

In our opinion, these financial statements present fairly, in all material respects, the consolidated financial position of Birch Mountain Resources Ltd. as at December 31, 2005, and the results of its operations and its cash flows for the year then ended in conformity with Canadian generally accepted accounting principles.

Signed “Ernst & Young LLP”

Calgary, Canada

Chartered Accountants

March 22, 2006

3

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

                                                                                                                                                         Signed “Meyers Norris Penny LLP”

Calgary, Canada

Chartered Accountants

Feb 25, 2005 (except for notes 3 and 8, which are as of July 25, 2005).

Birch Mountain Resources Ltd.
Consolidated Balance Sheets
Canadian Dollars
As At December 31	2005	2004
Assets
Current
Cash and cash equivalents (Note 3)	32,322,603	5,444,270
Restricted cash (Note 4)	1,000,000	-
Accounts receivable	476,455	233,459
Prepaids and deposits	441,545	184,108
	34,240,603	5,861,837
Long-term asset (Note 5)	232,489	-
Property and equipment (Note 6)	318,786	181,217
Mineral properties (Note 7)	13,768,974	3,489,369
Total Assets	48,560,852	9,532,423
Liabilities
Current
Accounts payable and accrued liabilities	3,369,083	332,229
Advances on share subscriptions	-	173,252
Deferred revenue (Note 8)	50,306	50,306
Other current liabilities (Note 9)	3,346,264	2,500,000
	6,765,653	3,055,787

Asset retirement obligation (Note 10)	360,000	25,000
	7,125,653	3,080,787

Contingent liabilities (Note 9)
Shareholders’ equity
Share capital (Note 11)	46,950,953	8,761,876
Contributed surplus (Note 12)	1,774,873	338,569
Deficit (Note 13)	(7,290,627)	(2,648,809)
	41,435,199	6,451,636
Total Liabilities and Shareholders’ Equity	48,560,852	9,532,423
See accompanying notes to the audited consolidated financial statements.

Approved on behalf of the Board:

“signed”

Director

“signed”

Director

Larry Shelley

Kerry E. Sully

Birch Mountain Resources Ltd.
Consolidated Statements of Loss and Deficit

Year Ended December 31	2005	2004	2003
Expenses
Amortization	63,424	50,336	33,632
Consulting	96,027	79,973	800
Mineral exploration (Note 7)	540,481	762,371	744,385
Office	942,502	683,316	263,247
Professional fees	746,377	396,552	125,175
Research	-	-	11,150
Salaries and benefits	597,714	386,579	422,135
Shareholder services and promotion	742,439	329,993	213,203
Stock-based compensation (Note 15)	1,245,422	246,127	66,681
Loss before the following	4,974,386	2,935,247	1,880,408
Interest and other income	(332,568)	(48,190)	(11,205)
Gain on forgiveness of debt (Note 16)	-	-	(194,000)
Gain on disposal of investment	-	-	(6,768)
Limestone sale (Note 8)	-	-	(100,000)
	(332,568)	(48,190)	(311,973)
Loss for year	4,641,818	2,887,057	1,568,435
Deficit, beginning of year	(2,648,809)	(27,510,684)	(25,942,249)
Elimination of deficit (Note 13)	-	27,748,932	-
Deficit, end of year	(7,290,627)	(2,648,809)	(27,510,684)
Loss per share
Basic and diluted (Note 14)	(0.08)	(0.05)	(0.04)

See accompanying notes to the audited consolidated financial statements.

Birch Mountain Resources Ltd.
Consolidated Statements of Cash Flows
For the years ended December 31

	2005	2004	2003
Cash flows from operating activities
Payments to suppliers	(2,362,190)	(1,321,259)	(1,491,817)
Payments to employees	(687,429)	(878,063)	(921,277)
Interest paid	(4,746)	(3,900)	(45,921)
Interest received	325,121	47,549	2,358
	(2,729,244)	(2,155,673)	(2,456,657)
Cash flows from financing activities
Issuance of common shares for cash	40,331,448	9,381,086	4,623,601
Share issuance costs	(2,303,853)	(546,383)	(163,590)
Advances on share subscriptions upon the exercise of options	(173,252)	173,252	-
	37,854,343	9,007,955	4,460,011
Cash flows from investing activities
Mineral exploration costs	(7,045,773)	(3,153,233)	(230,970)
Restricted cash	(1,000,000)	-	-
Purchase of capital assets	(202,595)	(73,071)	(29,442)
Proceeds on disposal of investment	-	-	26,768
Proceeds on disposal of capital assets	1,602	-	800
	(8,246,766)	(3,226,304)	(232,844)
Increase in cash and cash equivalents	26,878,333	3,625,978	1,770,510
Cash and cash equivalents, beginning of year	5,444,270	1,818,292	47,782
Cash and cash equivalents, end of year	32,322,603	5,444,270	1,818,292

See accompanying notes to the audited consolidated financial statements.

6

1.

Nature of operations

Birch Mountain Resources Ltd. (the “Company”), incorporated under the jurisdiction of the Business Corporations Act of Alberta, is exploring and preparing to develop its mineral leases and permits in Northern Alberta.  At inception, the efforts of the Company were focused on exploration of precious metals and research into precious metals technology.  However, over the past three and a half years its focus has been on the development of its industrial minerals.  The Company has two projects in its industrial minerals division, the Muskeg Valley Quarry and the Hammerstone Project, both of which are development of the limestone contained on the Company’s mineral leases.  The Hammerstone Project is a planned quarry expansion and quicklime and cement plants.  The Muskeg Valley Quarry has been approved for development by the governmental regulators.  The rights of the Company are to develop, extract and sell limestone products.  The Company must comply with conditions of the regulatory approvals such as to monitor ground water, report extraction and pay royalties thereon and the reclaim the site at the end of production.  To date, the Company has not earned significant revenues and is considered to be in the development stage.  The recoverability of the amounts shown for mineral properties is dependant upon the existence of economically recoverable reserves, securing and maintaining title and beneficial interest in the properties, and the ability of the Company to obtain the necessary financing or cash flow to continue the development of its mineral properties.  On February 25, 2005, the Company released an independent technical report, which indicates the potential for a limestone quarry in the Fort McMurray area and reports an estimated value for the mineral reserves in excess of the current carrying value of the mineral properties.

2.

Significant accounting policies

(a)

Basis of presentation

These consolidated financial statements are prepared in accordance with generally accepted accounting principles in Canada.  The principal accounting policies followed by the Company, which have been consistently applied in the preparation of these consolidated financial statements, are summarized below.  A summary of the difference between accounting principles generally accepted in Canada and those generally accepted in the United States is contained in note 22 to these consolidated financial statements.

(b)

Principles of consolidation

The consolidated financial statements are expressed in Canadian dollars and are prepared in accordance with Canadian generally accepted accounting principles.  These financial statements include the accounts of the Company and its wholly owned subsidiaries, Dawson Bay Minerals Inc., and Rockyview Development Limited and its subsidiaries, which have been inactive for some time.   All intercompany balances and transactions have been eliminated.

(c)

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

(d)

Cash and cash equivalents

Cash and cash equivalents include balances with Canadian chartered banks and investment certificates with maturities of three months or less at the date of purchase.

(e)

Property and equipment

Property and equipment are recorded at cost.  Amortization is provided over their estimated useful lives, using the following methods and rates:

	Method	Annual Rate
Equipment	Declining balance	20% - 30%
Computer	Declining balance	30% - 100%
Leasehold improvements	Straight line	5 years

2.

Significant accounting policies (continued)

(f)

Mineral properties

The Company expenses mineral exploration costs in the year they are incurred, unless on a property-by-property basis the deferral criteria are met and it is probable that they will be recoverable from the future operations of the related project. When it is determined that a mining property can be economically developed as a result of established proven and probable reserves, the costs of further exploration and development to further delineate the reserve on such a property are capitalized. Determination as to the establishment of proven and probable reserves is based on results of technical reports, which indicate whether a property is economically feasible. These expenditures will be depleted on a unit of production basis when the properties are developed to the stage of commercial production. During 2003, the Company began capitalizing expenditures related to the exploration and testing of a limestone property, as the criteria for capitalization had been met.

The Company reviews its capitalized costs on a mineral property under development on an annual basis, or more frequently if events warrant, and will recognize an impairment in value on each property to the extent that the recoverable amount based on estimated future cash flows on a discounted basis is less than the carrying amount of the property.  Future cash flows are estimated based on future recoverable minerals based on proven and probable reserves.  Future cash flow estimates will also incorporate expected sales prices for recoverable minerals, costs of production and taxes, capital expenditures and development costs, remediation and closure costs, utilizing assumptions from its feasibility studies and subsequent engineering, geological or financial information where operations have not yet commenced.

Management’s estimates of mineral prices, recoverable proven and probable reserves and operating and capital costs are subject to certain risks and uncertainties, which may affect the recoverability of mineral property costs.  Although management has made its best estimate of these factors, it is possible that changes could occur in the near term, which could adversely affect the future net cash flows to be generated from the properties or the financial position of the Company.

(g)

Asset retirement obligation

The Company has adopted the new recommendations of the CICA relating to accounting for asset retirement obligations.  This recommendation replaces the previous method of accounting for site restoration costs on an accrual basis.  The Company has adopted the new standard on a retroactive basis in accordance with the CICA recommendations on Accounting Changes.  Under the new standard, a liability for the fair value of environmental and site restoration obligations are recorded when the obligations are incurred and the fair value can be reasonably estimated.  The fair value of the obligations is based on the estimated cash flow required to settle the obligations discounted using the Government of Canada Bond Rate for the applicable term adjusted for the Company’s credit rating.  The fair value of the obligation is recorded as a liability with the same amount recorded as an increase in capitalized costs.  The amounts included in capitalized costs are depleted using the unit-of-production method.  The liability is adjusted for accretion expense representing the increase in the fair value of the obligations due to the passage of time.  The accretion expense is recorded as an operating expense.  There is no impact on the current year’s financial statements, as production has not yet occurred.

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

2.    Significant accounting policies (continued)

(j)

Future income taxes

The Company follows the asset and liability method of accounting for income taxes.  Under this method, future income tax assets and liabilities are recorded based on temporary differences between the carrying amount of balance sheet items and their corresponding tax bases.  In addition, the future benefits of income tax assets, including unused tax losses, are recognized, subject to a valuation allowance, to the extent that it is more likely than not that such future benefits will ultimately be realized.  Future income tax assets and liabilities are measured using substantively enacted tax rates and laws expected to apply when the tax liabilities or assets are to be either settled or realized.

(k)

Stock-based compensation and contributed surplus

The Company has a stock-based compensation plan as described in note 11.  Effective January 1, 2003, the Company adopted the new accounting standards of the Canadian Institute of Chartered Accountants for accounting for stock-based compensation.

The Company has adopted the fair value method of accounting for all stock options granted whereby stock-based compensation on options granted is charged as an expense or capitalized depending on the nature of the grant, in the period the options are vest, based on the estimated fair value at the date of grant using the Black-Scholes Option Pricing Model.  Prior to January 1, 2003, the Company only expensed the fair value of options granted to non-employees and disclosed those granted to all others on a pro-forma basis only.  Consideration paid by the option holders to the Company upon exercise of options is credited to common share capital.

(l)

Loss per share amounts

Loss per share amounts are computed using the weighted-average number of common shares outstanding during the year. Diluted loss per share is calculated based on the treasury stock method, which assumes that any proceeds obtained on the exercise of options and warrants would be used to purchase common shares at the average trading price for the period.

(m)

Foreign currency translation

Foreign currency denominated assets and liabilities are translated at the exchange rate prevailing at the balance sheet date for monetary items. Non-monetary assets and liabilities are translated at the rates prevailing at the transaction date.  Revenues and expenses are converted at average exchange rates for the period.  Any exchange gain or loss that arises on translation is included in the consolidated statement of loss for the period.

3.

Cash and cash equivalents

At December 31, 2005, cash equivalents included $31,911,272 (2004 - $4,425,596) invested in guarantee investment certificates earning interest at rates of 2.15% to 2.55% (2004 – 2.4%).

4.

Restricted cash

The Company pledged as collateral $1,000,000 against a demand operating line, through assignment of one-year term deposits to the Royal Bank of Canada.  The Company has not drawn on the operating line except for a stand-by letter of credit, which is explained in Note 10.

5.

Long-term asset

The Company made a payment for the estimated timber damage charges for the clearing of the currently approved limestone quarry. The trees will be cleared as the limestone is accessed over a number of years of planned production.   This long-term asset will be reduced as the clearing occurs on a basis of hectares cleared over the total amount of hectares for which the timber damage payment was based, being the total approved area.

6.

Property and equipment

	2005			2004
	Cost	Accumulated Amortization	Net Book Value	Cost	Accumulated Amortization	Net Book Value
Equipment	459,429	229,843	229,586	312,522	205,485	107,037
Computer	333,238	251,222	82,016	279,553	220,233	59,320
Leasehold improvements	38,382	31,198	7,184	38,382	23,522	14,860
	831,049	512,263	318,786	630,457	449,240	181,217

7.

Mineral properties

The Company holds a significant number of permits, applications to convert permits to leases and leases on mineral rights in the Athabasca region of Northern Alberta.

Athabasca Region

At December 31, 2005, the Company’s mineral property in the Athabasca region consisted of 32 (2004 – 38) permits, which includes 22 (2004 – 15) permits in the process of being converted by the Company to leases and 69 (2004 – 65) leases for a total area of 402,748 (2004 – 335,190) hectares.

The Company has capitalized expenditures related to its industrial mineral projects and expensed amounts related to its mineral exploration and technology division.  Amounts capitalized and expensed related to mineral properties are as follows:

Mineral properties capitalized
	At Dec 31, 2005	For the year ended Dec 31, 2005	At Dec 31, 2004	For the year ended Dec 31, 2004	At Dec 31, 2003
Asset retirement obligation	360,000	335,000	25,000	25,000	-
Administration	811,137	731,754	79,383	73,910	5,473
Assay and geological	105,744	28,004	77,740	77,740	-
Land lease and permit	59,808	9,278	50,530	47,320	3,210
Materials, services and drilling	5,084,304	2,563,638	2,520,667	2,308,342	212,325
Site preparation	6,001,827	5,941,256	60,570	60,571	-
Salaries	1,063,010	478,755	584,255	479,089	105,166
Travel and accommodations	283,144	191,920	91,224	81,262	9,962
	13,768,974	10,279,606	3,489,369	3,153,233	336,136

Mineral exploration costs
	2005	2004	2003
Administration	36,209	34,276	65,797
Assay and geological	84	654	20,429
Land lease and permit	390,088	611,857	146,327
Materials, services and drilling	18,130	45,737	179,060
Salaries	89,715	66,708	315,925
Travel and accommodations	6,255	3,139	16,847
	540,481	762,371	744,385

Since inception, the Company has spent a total of $17,734,046 on mineral exploration and development of which, $13,768,974 has been capitalized.

66

8.

Deferred revenue

In September 2003, the Company signed an agreement to sell limestone to Syncrude Canada Ltd. within Syncrude’s Aurora mine, which would be extracted by Syncrude and reported monthly.  The Company received a non-refundable $100,000 payment and a payment of $57,188 to be applied against future extraction.  During the current year, no limestone was extracted (2004 – nil; 2003 - $6,882)

9.

Other current liabilities

The Company raised capital through the issuance of flow through shares in 2003 and 2004, that provided for an indemnity to the subscriber for additional taxes payable if Birch was unable to or failed to renounce the qualifying expenditures as agreed, without limiting the recourse of the subscriber.  The Company applied for and filed the necessary forms to qualify for and renounce expenditures in 2002, 2003 and 2004 and has subsequently determined some of these expenditures do not qualify for flow through tax treatment.  The Company is exposed to costs for the indemnification of the subscribers and any assessed corporate taxes, penalties and interest.  The Company has estimated and accrued a potential liability in the amount of $3,346,264 (2004 - $2,500,000).  Subsequent to December 31, 2005, the Company amended its tax filings and the related reported tax balances have been revised to reflect this change.  Based on information available at the time of these amended filings, the Company increased its original estimate of the potential liability by $300,000.  This change has been accounted for as a change in estimate due to better information becoming available.  The offsetting entry is recorded to share capital as the amount is attributable to flow through share capital issued in prior years. This amount is subject to measurement uncertainty due to the tax filing positions of the subscribers, their tax rates and the amount of corporate taxes, penalties or interest that may be payable, which will not be known until any potentially affected subscribers as reassessed for their tax positions by the Canada Revenue Agency and these amounts become known to the Company.  The Company believes this estimate could vary higher or lower by up to fifteen percent.

10.

Asset retirement obligation

The Company has estimated the total discounted cost of reclaiming the site of its limestone quarry, which underwent significant development and site work during the year to be $360,000 (undiscounted - $1,100,000). This estimate is based on costs provided by consulting engineers to the Company for costs that would be incurred by third parties to return the Muskeg Valley Quarry to its reclaimed status as defined under the Company’s environmental and operating permits.  The estimate has been determined using a 2% inflation rate and a 7.5% discount factor for costs allocated to two categories.  Site infrastructure will service the quarry for its estimated fifty year life and the initial production quarry area is estimated not be reclaimed for ten years.  This amount is subject to measurement uncertainty with respect to costs in the local market for third parties to perform this work, the actual timing of reclamation and the discount rate used.  A $670,000 irrevocable standby letter of credit was drawn on the Company’s operating line of credit as a guarantee to Alberta Environment for the estimated future reclamation.

11.

Share capital

(a)

Authorized capital

Unlimited number of common voting shares, no par value

Unlimited number of preferred shares, issuable in series

Unlimited number of non-voting shares

(b)

Issued - Common shares

	Number	Amount
Balance December 31, 2003	50,449,085	28,946,174
Issued for cash
Issued on exercise of options	545,180	198,834
Issued on exercise of warrants	5,395,292	2,723,054
Private placements (ii)	3,891,013	2,865,038
Flow-through shares (ii)	6,026,229	2,294,344
Reclassified from contributed surplus upon exercise of options	-	29,746
Share issuance costs	-	(546,382)
Elimination of deficit (note 13)	-	(27,748,932)
Balance December 31, 2004	66,306,799	8,761,876
Issued for cash
Public offering (i)	9,000,000	36,000,000
Issued on exercise of options	2,229,500	1,430,848
Issued on exercise of warrants	2,885,188	2,900,600
Reclassified from contributed surplus upon exercise of options	-	461,482
Share issuance costs (i)	-	(2,303,853)
Reduction in share capital for flow through shares (note 10)		(300,000)
Balance December 31, 2005	80,421,487	46,950,953

(i)

On September 2, 2005, the Company closed a public equity offering of 9,000,000 shares at $4.00 per share for gross proceeds of $36,000,000.  Share issue costs of $2,303,853 were incurred in connection with this offering.  These fees are reflected as a reduction in the proceeds from the share issuance.

(ii)

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

11.

Share capital (continued)

(c)

Options

The Company has a stock option plan that was established in 1994 and has been subsequently amended by the shareholders, including most recently in 2004.   The purpose of the plan is to offer persons who provided services to the Company, whether directors, officers, consultants or employees, an opportunity to obtain an interest in the Company through the purchase of common shares and to aid in attracting, retaining and encouraging the continued involvement of such persons.   The plan contains provisions stating that the option period may not exceed five years and that the number of common shares issuable on exercise of outstanding stock options may not exceed 10,269,047 shares.   The plan is administered by the Compensation Committee of the Board of Directors who determines to whom options shall be granted including the terms, and vesting of the grants.  When options are granted, the Compensation Committee sets the strike price equal to the closing price on the Toronto Venture Stock Exchange of the previous day.

The Company has outstanding options on common shares as follows:

	Number of Options	Exercise Price Range ($)	Weighted Average Exercise Price ($)	Expiry Date
December 31, 2003	6,391,250	0.22 – 1.36	0.51	2004 – 2008
Granted	2,135,000	0.50 – 0.74	0.55	2009
Cancelled	665,000	1.36	1.36	2004
Exercised	545,180	0.26 – 0.55	0.40	2007-2008
December 31, 2004	7,316,070	0.26 – 0.74	0.37	2005-2009
Granted	2,465,000	2.09 – 7.81	2.60	2009
Cancelled	350,000	2.35 – 2.48	2.41	2009
Exercised	2,229,500	0.26 – 2.48	0.78	2007-2010
December 31, 2005	7,201,570	0.26 – 7.81	0.84	2006 -2010

Stock options outstanding and exercisable as at December 31, 2005 are as follows:

Exercise Price ($)	Number of Options Outstanding	Number of Options Exercisable	Expiry Date
0.60	65,000	65,000	January 2006
0.65	125,000	125,000	April 2006
0.50	67,000	67,000	May 2006
0.26	790,000	790,000	March 2007
0.34	975,000	975,000	April 2007
0.30	1,550,000	1,550,000	October 2008
0.53	125,000	125,000	May 2009
0.55	1,649,500	1,237,125	August 2009
0.74	7,500	5,625	November 2009
2.35	267,500	133,750	January 2010
2.48	1,092,570	546,285	March 2010
2.09	262,500	131,250	April 2010
7.81	225,000	56,250	November 2010
0.84	7,201,570	5,807,825	2006 - 2010

(d)  Warrants

In relation to private placements, the Company has issued warrants. There are no shares held in escrow or reserved for issuance in relation to warrants.  Warrants outstanding at December 31, 2005 are as follows:

	Number of Warrants	Exercise Price Range ($)	Weighted Average Exercise Price ($)	Expiry Date
December 31, 2003, outstanding	10,792,381	0.50	0.50	2004
	2,906,857	0.75 – 2.00	1.01	2005
	5,418,758	0.50	0.50	2004
	5,395,292	0.50 – 2.00	0.50	2004
December 31, 2004, outstanding	2,885,188	0.75 – 2.00	1.01	2005
	2,885,188	0.75 – 2.00	1.01	2005
December 31, 2005, outstanding	-	-	-	-

(i)

During 2005, all outstanding warrants were exercised before their expiry at December 31, 2005.  A corresponding number of common shares were issued at a weighed price of $1.01 for total consideration of $2,900,600.

(ii)

During 2004, 5,395,292 warrants were exercised and a corresponding number of common shares were issued at a weighted average price of $0.50 each for a total consideration of $2,723,054.

12.

Contributed surplus

Balance, December 31, 2003	89,957
Options granted to employees, directors and officers	246,127
Options granted to advisors	32,231
Options exercised and reclassed to share capital	(29,746)
Balance December 31, 2004	338,569
Options granted to employees, directors and officers	1,700,671
Options granted to advisors	197,114
Options exercised and reclassed to share capital	(461,482)
Balance December 31, 2005	1,774,873

13.

Deficit

Pursuant to Section 38 of the Business Corporations Act of Alberta, the shareholders approved a reduction in the stated capital by the amount of the accumulated deficit as of June 30, 2004.   As a result, the deficit and share capital were reduced by $27,748,932.

14.

Loss per share amounts

Basic loss per share is calculated using the weighted-average number of shares outstanding for the year.  For purposes of the calculations, the weighted-average number of shares outstanding was 71,644,531 (2004 – 56,596,951; 2003 – 41,147,226,).  Diluted loss per share amounts have not been calculated as the effect of common shares issuable upon exercise of share options and warrants is anti-dilutive.   All of the Company’s outstanding options are available for dilution in future periods.

15.

Stock-based compensation and stock-based expenses

Stock-based compensation expense and stock-based expenses recorded were are follows:

	2005	2004	2003
Stock-based compensation for stock issued and vested in the current period (i)	798,569	112,765	66,681
Stock-based compensation for stock issued in prior periods and vested in the current period	902,102	133,362	-
Less stock-based compensation capitalized in mineral properties	(455,248)	-	-
Net stock-based compensation expense	1,245,422	246,127	66,681
Stock-based expenses for options issued to advisors included in professional fees in the period (ii)	197,114	35,922	-
Total stock-based expenses	1,442,536	282,049	66,681

(i)

During 2005, $350,000 stock options at a weighted average price of $2.41 were forfeited by a director.

(ii)

Expenses included in professional fees were valued based on the market price of the stock at the time of the transaction.

The Company uses the Black-Scholes option-pricing model to provide a fair-value for stock based compensation for employees, directors, officers and advisors.  The weighted average assumptions used for options issued to employees, directors and officers may differ from those used for options issued to advisors as the expected life of the options issued by the Company may be different as the term of the option is often shorter..  The fair value of each option was estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions:

	2005		2004		2003
	Employees, directors and officers	Advisors	Employees, directors and officers	Advisors	Employees, directors and officers	Advisors
Expected life	2 years	2 years	1 to 2 years	1 year	3 years	2 year
Risk-free interest rate	4.3 to 4.8%	4.3 to 4.8%	3.8%	3.8%	3.9%	3.8%
Expected volatility	85% - 100%	85% - 100%	65%	65%	65%	65%
Annual dividends	nil	nil	nil	nil	nil	nil

Prior to January 1, 2003, the Company was not required to recognize compensation expense for options granted to employees, directors, officers and advisors.  Had the fair-value method been used from January 1, 2001 to January 1, 2003, the Company’s net loss and net loss per share, adjusted for the amortization of stock options issued in prior periods into stock based expenses, would have been as follows:

	2005	2004	2003
Pro-forma loss	(4,714,830)	(2,960,069)	(1,641,447)
Loss per share, basic	(0.07)	(0.05)	(0.04)

16.

Gain on forgiveness of debt

During 2003, the Company reversed a $194,000 accrued payable that was an estimate accrued in 1998 and no longer payable relating to the estimated costs of discontinuing the Indonesian operations.

17.

Commitments

The Company has land lease agreements on exploration properties and rents premises and equipment under operating leases.  Commitments under these agreements require the following payments over the next five years:

	Land	Other	Total
2006	471,172	265,563	736,735
2007	471,172	93,048	564,220
2008	471,172	29,620	500,792
2009	471,172	-	471,172
2010	471,172	-	471,172
	2,355,860	388,231	2,744,091

Not included in the above amounts is a contingent royalty commitment on one land lease to pay $.015 per tonne of limestone sold, should limestone be produced from minerals on that specific lease.

18.

Related-party transactions

The Company incurs transactions with related parties, in the normal course of business.  The transactions are measured at the exchange amount, which is the consideration established and agreed to by the related party and were as follows:

•

Included in shareholder services and promotion is $7,874 (2004 - $14,656; 2003 - $1,469) paid to a company controlled by the spouse of a director.

•

Included in professional fees is $85,734 (2004 - $37,159; 2003 – $26,327) of consulting and legal fees paid to companies owned by an officer.  The Company has a contractual retainer agreement for $4,000 per month.

•

Included in professional fees is $240,859 (2004 - $99,145; 2003 – $77,254) of legal fees paid to a law firm in which an officer was a partner.

•

Included in accounts payable is $18,789 (2004 - $7,945; 2003 - $24,953) relating to these transactions.

19.

Income taxes

The income tax recovery differs from the amount that is expected by applying the current tax rates for the following reasons:

	2005	2004	2003
Loss before taxes	4,641,818	2,887,057	1,568,435
Expected tax recovery at (2005–33.62%; 2004 –36.70%; 2003–40.80%)	1,560,579	1,059,550	639,921
Non-deductible expenses for tax	(593,026)	(120,779)	(36,613)
Other	179,941	(9,665)	-
Change in enacted tax rates	(602,277)	-	-
Valuation allowance	(545,217)	(929,106)	(608,308)
Future income tax recovery	-	-	-

The realization of income tax benefits related to these future potential tax deductions is uncertain and cannot be viewed as more likely than not.  Accordingly, no future income tax asset has been recognized for accounting purposes.

19.

Income taxes (continued)

Future income tax assets consist of the following temporary differences:

	2005	2004	2003
Industrial mineral mines (i)	4,974,118	6,590,913	5,840,161
Property and equipment (i)	-	69,911	90,770
Scientific Research and Experimental Development expenditures unclaimed (ii)	85,141	77,702	79,438
Non-capital loss carry forwards (iii)	2,815,375	654,525	436,552
Share issuance costs and other	754,824	154,518	54,692
Asset retirement obligation	121,032	-	-
Valuation allowance	(8,750,490)	(7,547,569)	(6,501,613)
Future tax assets (net of valuation allowance)	-	-	-

(i)

The Company has undepreciated capital cost allowance of $28,880,000 (2004 - $21,480,000; 2003 - $16,804,000), which may be carried forward indefinitely.

(ii)

The Company has Scientific Research and Experimental Development costs of $211,000, which may be carried forward indefinitely.

(iii)

Non-capital loss carry forwards of approximately $8,400,000 are available to offset future income.   If unused, they will expire as follows:

2006	$ 185,000
2007	-
2008	719,000
2009	20,000
2010	-
2011	4,116,000
2012	3,360,000

20.

Segmented information

The Company's principal business segment, Industrial Minerals, is the acquisition, exploration and development of its mineral leases and permits.  The Company also engages in ongoing exploration and research of mineral technology.  In identifying these segments the Company considers the organizational structural and areas of budget responsibility as well as the general corporate philosophy.  The Industrial Minerals division will generate its revenue from the sale of limestone products such as aggregates and reagent products.  The Mineral Exploration and Technology division could generate income from the sale of technology patents or significant valuable mineral or metals discoveries.  In 2003 and 2004 the Mineral Exploration and Technology segments of the business were reported separately.  As they have become less significant segments and the general corporate philosophy has shifted to industrial minerals, these segments have been combined and the prior period amounts reclassified to reflect the combination into one segment.  The accounting for revenue, expense and assets attributed to each segment is based on each transaction, which is coded to separate general ledger department codes for each segment.  The Company’s activities are focused in Western Canada and the Company’s assets are located in Alberta.

	Industrial Minerals	Mineral Exploration and Technology	Corporate	Total
2005
	-	-	332,568	332,568
	-	540,481	4,433,905	4,974,386
	-	(540,481)	(4,101,337)	(4,641,818)
	14,424,221	33,798	34,102,833	48,560,852
2004
	-	-	48,190	48,190
	-	762,371	2,172,876	2,935,247
	-	(762,371)	(2,124,686)	(2,887,057)
	3,585,938	59,393	5,887,092	9,532,423
2003
	100,000	-	211,973	311,973
	471,191	273,194	1,136,023	1,880,408
	(371,191)	(273,194)	(924,050)	(1,568,435)
	364,892	39,510	2,019,831	2,424,233

21.

Financial instruments

Fair values

The carrying amount of cash and cash equivalents, restricted cash, accounts receivable, accounts payable and accrued liabilities and other current liabilities approximates their fair value because of the short-term maturities of these items.

Foreign currency risk

The Company maintains cash balances and occasionally enters into transactions to purchase goods and services denominated in United States currency for which the related expenses and accounts payable balances are subject to exchange rate fluctuations.  The transactions and balances have been stated in Canadian dollars in accordance with the Company’s foreign currency translation policy (Note 2). As at year-end, the following items were denominated in United States currency and have been converted into Canadian currency at the year-end exchange rate.

	2005	2004
Cash (CAD$)	234,711	387,182
Accounts payable (CAD$)	47,142	20,376

22.

Material differences between Canadian and United States generally accepted accounting principles

The consolidated financial statements of the Company have been prepared in accordance with generally accepted accounting principals in Canada (“Canadian GAAP”), which in most respects conform to accounting principles generally accepted in the United States (“U.S. GAAP”).

If these consolidated financial statements were prepared in accordance with U.S. GAAP, the impact would be as follows:

	2005	2004
Mineral properties – Canadian GAAP	13,768,974	3,489,369
Exploration expenditures capitalized (a)	(1,525,699)	(1,525,699)
Mineral properties - U.S. GAAP	12,243,275	1,963,670

Shareholders’ equity – Canadian GAAP	41,435,199	6,451,636
Exploration expenditures capitalized (a)	(1,525,699)	(1,525,699)
Shareholders’ equity - U.S. GAAP	39,909,500	4,925,937

The impact on the consolidated statement of loss would be as follows:

	2005	2004	2003
Loss for the year - Canadian GAAP	4,641,818	2,887,057	1,568,435
Exploration expenditures capitalized (a)	-	1,189,563	336,136
Loss for the year - U.S. GAAP	4,641,818	4,076,620	1,904,571
Loss per share - U.S. GAAP
Basic and fully diluted	(0.08)	(0.07)	(0.05)

Significant differences between Canadian GAAP and U.S. GAAP that would have an effect on these consolidated financial statements are as follows:

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

Prior to January 1, 2003, the Company’s treatment of mineral exploration costs as an expense is similar to the treatment under U.S. GAAP, resulting in no difference.  For 2003, all $336,136 of expenditures capitalized under Canadian GAAP would be expensed as operating costs under U.S. GAAP, increasing the loss for 2003.  For 2004, U.S. GAAP would allow for the capitalization of development costs including land costs, pit planning, road design and costs of obtaining government approvals for expenditures related to proven mineral reserves, which were reported in an independent technical report.  The expenditures that related to unproven reserves totalling $1,189,563, would be expensed under U.S. GAAP, increasing the loss for 2004.  After January 1, 2005, all expenditures capitalized under Canadian GAAP related to proven reserves and hence are also capitalized under US GAAP.

(b)

Commencing January 1, 2003, the Company adopted the fair value method of accounting for stock options for both Canadian and U.S. GAAP purposes. The effect of this change was that stock-based compensation is recorded as an expense instead of disclosing the effect of granting options as pro-forma information in the notes to the financial statements.

75

22.  Material differences between Canadian and United States generally accepted accounting principles (continued)

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

Had the Company adopted the fair value method for its U.S. GAAP disclosure prior to Jan 1, 2003, the following net losses would have been reported.

	2005	2004	2003
Loss for the year - U.S. GAAP	4,641,818	4,076,620	1,904,571
Pro-forma stock compensation	73,012	73,012	73,012
Pro-forma loss for the year - U.S. GAAP	4,714,830	4,149,632	1,977,583
Pro-forma loss per share - U.S. GAAP
Basic and diluted	(0.08)	(0.07)	(0.05)

(c)

Canadian GAAP allows for the reduction of stated capital of outstanding common shares with a corresponding offset to deficit.  This reclassification, made by the Company in 2004, is not permitted by U.S. GAAP.  As a result, under U.S. GAAP, capital stock and deficit is increased by $27,748,932 in 2005 and 2004.

(d)

For U.S. GAAP cash flow statement purposes, mineral exploration costs would be shown under operating activities rather than under investing activities.

New Accounting Pronouncements in U.S. GAAP

In December 2004, the Financial Accounting Standards Board (“FASB”) issued Statement 123R, Share-Based Payments. This statement revised Statement 123, Accounting for Stock-Based Compensation, and supersedes APB Opinion 25, Accounting for Stock Issued to Employees.  Statement 123R requires all stock-based awards issued to employees to be measured at fair value and to be expensed in the income statement.  This statement is effective for fiscal years beginning after June 15, 2005.  We are currently expensing all stock based awards issued to employees, directors and advisors using the fair value method and do not believe the adoption of this standard will impact our results of operations or financial position.

In March 2005, the Emerging Issues Task Force (“EITF”) reached a consensus on Issue No. 04-6 Accounting for Stripping Costs Incurred during Production in the Mining Industry.  The EITF concluded that the costs of removing overburden and waste materials, referred to as “stripping costs” incurred during the production phase of a mine are variable production costs and should be included in the costs of the inventory produced during the period that the stripping occured.  Issue No. 04-6 is effective for the first reporting period in fiscal years beginning after December 15, 2005.  As the Company begins production subsequent to December 31, 2005, we will follow the recommendations of No. 04-6.

In June 2005, The FASB issued Statement 154, Accounting Changes and Error Corrections, which replaces APB Opinion 20 and FASB Statement 3.  Statement 154 changes the requirement for the accounting and reporting for a change in accounting principle.  Opinion 20 previously required that most voluntary changes in accounting principles be recognized by including the cumulative effect of the new accounting principle in net income of the period of the change.  In the absence of explicit transition provision provided in  a new or existing accounting pronouncement, Statement 154 now requires retrospective application of changes in accounting principles to prior period financial statements, unless it is impracticable to do so.  This Statement is effective for fiscal years beginning after December 15, 2005.  We do not expect the adoption of this statement will have a material impact on our results of operations or financial position.

23.

Subsequent events

Subsequent to year-end, an additional 592,500 stock options were issued to employees, directors and officers.

24.

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

11.2

Code of Conduct

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

99.2

Consent from Myers Norris Penny LLP for December 31, 2004 and 2003

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

BIRCH MOUNTAIN RESOURCES LTD.

Date:  March 24, 2006

By:

/s/Douglas J. Rowe

Douglas J. Rowe

President and Chief Executive Officer

79