Form 20-F/A
period 2005-12-31
BIRCH MOUNTAIN RESOURCES LTD
filed 2006-11-17
CIK 1006224

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F AMENDMENT NO.1

□	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2005

OR

□	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from ______ to _______

Commission file number 001-32475

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

☒ Yes                 □ No

Indicated by check mark which financial statement item the registrant has elected to follow.

☒ Item 17             □ Item 18

TABLE OF CONTENTS
GLOSSARY & ABBREVIATIONS			4
SPECIAL NOTE REGARDING FORWARD LOOKING STATEMENTS			6
REPORTING CURRENCY AND FINANCIAL INFORMATION			6
ITEM 1	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS		7
ITEM 2	OFFER STATISTICS AND EXPECTED TIMETABLE		7
ITEM 3	KEY INFORMATION		7
	A.	Selected Financial Information	7
	B.	Capitalization and Indebtedness	8
	C.	Reasons for the Offer and Use of Proceeds	8
	D.	Risk Factors	8
ITEM 4	INFORMATION ON BIRCH		8
	A.	History and Development of Birch	13
	B.	Principal Capital Expenditures	14
	C.	Business Overview	14
	D.	Organizational Structure	13
	E.	Property, Plants and Equipment	24
ITEM 5	OPERATING AND FINANCIAL REVIEW AND PROSPECTS		30
	A.	Operating Results	30
	B.	Liquidity and Capital Resources	32
	C.	Research and Development, Patent and Licenses	33
	D.	Trend Information	33
	E.	Off-balance Sheet Arrangements	33
	F.	Tabular Disclosure of Contractual Obligations	34
ITEM 6	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES		34
	A.	Directors and Senior Management	34
	B.	Compensation	36
	C.	Board Practices	38
	D.	Employees	39
	E.	Share Ownership	39
ITEM 7	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS		40
	A.	Major Shareholders	40
	B.	Related Party Transactions	40
	C.	Interests of Experts and Counsel	40
ITEM 8	FINANCIAL INFORMATION		40
	A.	Consolidated Statements and Other Financial Information	40
	B.	Significant Changes	41
ITEM 9	THE OFFER AND LISTING		41
	A.	Offer and Listing Details	41
	B.	Plan of Distribution	42
	C.	Markets	42
	D.	Selling Shareholders	42
	E.	Dilution	42
	F.	Expenses of the Issue	42
ITEM 10	ADDITIONAL INFORMATION		42
	A.	Share Capital	42
	B.	Memorandum and Articles of Association	42
	C.	Material Contracts	43
	D.	Exchange Controls	43
	E.	Taxation	45
	F.	Dividends and Paying Agents	49
	G.	Statement by Experts	49
	H.	Documents on Display	49
	I.	Subsidiary Information	50

GLOSSARY & ABBREVIATIONS

Certain terms and their usage used throughout this Form 20-F are defined below.

ABCA	The Business Corporations Act (Alberta).
Aggregate	A granular material composed of gravel or crushed rock and containing less than 50% sand.
Asphalt	A mixture of crushed rock, gravel or sand and bitumen residues from oil and gas refining that is used in paving and roofing applications.
Assay or fire assay	A high-temperature process involving the melting of a rock to determine its precious metal content.
AMEX	The American Stock Exchange.
Basement	The part of the Earth's crust that occurs beneath a cover of sedimentary rocks.
Birch or Company	Birch Mountain Resources Ltd., its predecessors and subsidiaries.
Carbonate	A sedimentary rock composed of minerals containing carbon and oxygen in the form of carbonate (CO3); for example, limestone.
CERI	Canadian Energy Research Institute.
Coke	A solid residue of impure carbon obtained as a residual product of hydrocarbon upgrading or refining.
Cretaceous	The geological time period between about 135 and 65 million years ago.
Devonian	The geological time period between about 410 and 360 million years ago.
Evaporite	A sedimentary rock containing minerals formed from the evaporation of marine and/or non-marine waters.
Exchange or TSXV	The TSX Venture Exchange Inc. and its predecessors.
Extraction	A chemical or physical process by which a metal or mineral is separated and removed from a host rock.
Fault	A discrete surface separating two rock masses which have moved past one another.
Flue Gas Desulphurization or FGD	A process by which gaseous sulphur compounds, including sulphur (SO2) and sulphur trioxide (SO3) are removed from flue gases produced by burning sulphur-bearing fossil fuels.
Formation or Geological Formation	A body of rock having easily recognizable boundaries and properties that allows it to be identified in the field without resorting to microscopic or chemical analyses.
Grade	The relative quantity of ore-mineral content in a mineralized body, e.g. grams of gold per t of rock or percent of copper.
Glacial Gravels	Surface gravels deposited by glaciers.
Hammerstone Project	An expansion of the initial quarry (the MVQ) and the start-up of a limestone processing plant.
Igneous	A rock that has cooled and solidified from a melt.
Industrial Mineral	A non-metallic mineral or rock that is used for industrial purposes.
Kiln	A large fire-brick lined furnace for making quicklime.
Limestone	A rock predominantly composed of the mineral calcite (calcium carbonate (CaCO3)).
Microparticle	A particle of 0.1 to 100 micrometres in size.
Mineral	A naturally occurring homogeneous substance having fixed physical properties and chemical composition and a defined crystal form.

Mineral Property	Any form of title or right to explore and/or mine granted by a government pursuant to one or more of: a claim, contract of work, special exploration permit, mineral lease or mineral permit.
Mineral Reserve	That parts of a mineral deposit that could be economically and legally extracted or produced at the time of the reserve determination.
Mineralization	Generically refers to (i) the process of formation of minerals in a specific area or geological formation, or (ii) an occurrence of potentially valuable minerals. The term has no economic implications.

Mineralized Material	A mineralized body that has been delineated by appropriately spaced drilling and/or underground sampling to support a sufficient tonnage and average grade of materials. Such a deposit does not qualify as a reserve until a comprehensive evaluation based upon unit cost, grade, recoveries and other material factors concludes legal and economic feasibility.

MVQ	The initial limestone aggregate quarry called the Muskeg Valley Quarry.
Nanoparticle or nanocluster	A particle of 0.1 to 100 nanometres in size.
NI 43-101	National Instrument 43-101 prepared by the Canadian Securities Regulators and which governs the public disclosure of mining information in Canada.
NRCB	Natural Resources Conservation Board.
Oil Sands Deposit	A porous body of sand containing liquid hydrocarbons or bitumen.
Prairie Gold Model	An exploration model postulating the origin of precious and non-precious metals microparticles observed in rocks from the Athabasca region of Alberta and the Dawson Bay area of Manitoba.
Precambrian Era	The major period of geologic time before 570 million years ago.
Precious Metals	A group of unoxidizable metals of relatively high economic value; includes silver, gold, platinum and palladium, amongst others.
Quicklime	Calcium oxide or CaO produced by heating limestone at white heat in a kiln.
RMWB	Regional Municipality of Wood Buffalo.
Sedimentary Rock	A rock originating from the weathering of pre-existing rocks that is deposited in layers on the Earth's surface by air, water or ice.
Structure	The physical arrangement of rock related to its deformation by, for example, faulting.
Tailings	The material removed from the milling circuit after separation of the valuable metals, minerals or in the case of oil sands, bitumen.
Unmetamorphosed	Refers to rocks that have not undergone metamorphism, where metamorphism is the process by which the mineralogy and textures of a rock changes during deep burial or by contact with igneous rocks at high temperature and/or pressure.

US	United States of America.

CONVERSION FACTORS:	1 tonne	=	1 t, 1.1023 short tons, 1,000 kilograms or 2,204.6 pounds
	1 Hectare	=	2.4711 Acres
	1 Kilometre	=	0.6214 Miles
	1 Micrometre	=	0.000001 metre
	1 Nanometre	=	0.000000001 metre

SYMBOLS:	$ or Cdn$	=	Canadian dollar
	t	=	Metric tonne
	Kt	=	Kilotonnes (thousands of metric tonnes)
	Km	=	Kilometre

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

	February	January	December	November	October	September
	2006	2006	2005	2005	2005	2005

Rate at End of Period	$0.8788	$0.8744	$0.8579	$0.8569	$0.8477	$0.8615
Average Rate During Period	0.8704	0.8642	0.8610	0.8463	0.8493	0.8491
High Rate During Period	0.8788	0.8744	0.8690	0.8579	0.8579	0.8615
Low Rate During Period	0.8638	0.8528	0.8521	0.8361	0.8413	0.8418

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

	Twelve Months Ended December 31 (audited)
	2005	2004	2003	2002	2001

Canadian GAAP(1)
Interest income	332	48	312	251	88
Expenses	4,974	2,935	1,880	2,147	2,627
Loss before income taxes	(4,642)	(2,887)	(1,568)	(1,896)	(2,539)
Loss for the year	(4,642)	(2,887)	(1,568)	(1,896)	(2,179)
Loss per share(2)	(0.08)	(0.07)	(0.05)	(0.06)	(0.06)
Total assets	48,561	9,532	2,424	265	610
Liabilities	7,126	3,081	899	934	309
Shareholders' equity	41,435	6,451	1,525	(755)	301
Total common shares outstanding(3)	80,487	66,307	50,449	36,886	33,647
US GAAP (4)
Interest income	332	48	312	251	88
Expenses	15,254	6,088	2,217	2,147	2,627
Loss before income taxes	(14,922)	(6,040)	(1,905)	(1,896)	(2,539)
Loss for the year	(14,922)	(6,040)	(1,905)	(1,896)	(2,539)
Loss per share(2)	(0.17)	(0.11)	(0.06)	(0.05)	(0.08)
Total assets	34,792	6,043	2,088	265	610
Liabilities	7,126	3,081	899	934	309
Shareholders' equity	27,666	2.962	1,189	(669)	301
Total common shares outstanding(3)	80,847	66,307	50,449	36,886	33,647

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

C.         Reasons for the Offer and Use of Proceeds

This item is not applicable.

D.         Risk Factors

Birch is Currently in the Exploration Stage (under U.S. GAAP)

Under Canadian GAAP, the Company is regarded as a development stage enterprise because it has established NI 43-101 compliant proven and probable mineral reserves and has obtained financing through Canadian financial institutions to develop the MVQ for mineral production. Under U.S. GAAP, the Company is regarded as an exploration stage enterprise because it did not meet the criteria under SEC Industry Guide 7 for defining a mineral reserve. There is a risk that operations may have delays, interruptions or increased costs or that operations may not commence at all, due to many factors, including, without limitation:

  breakdown or failure of equipment or processes;

  production performance falling below expected levels of output or efficiency;

  design errors;

  contractor or operator errors;

  non-performance by third-party contractors;

  labour disputes, disruptions or declines in productivity;

  increases in materials or labour costs;

  inability to attract sufficient numbers of qualified workers;

  delays in obtaining, or conditions imposed by, regulatory approvals;

  changes in the scope of the development or operations;

  violation of permit requirements;

  disruption of energy supply; and

  catastrophic events such as fires, earthquakes, storms or explosions.

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

Given the stage of development of the MVQ and the Hammerstone Project, various changes may be made prior to completing construction. The MVQ was open for production at the end of 2005 with sales expected to commence in 2006 and based on current scheduling, the Hammerstone Project is not expected to start commercial quicklime operations until 2009. The information contained herein, including, without limitation, reserve and economic evaluations, is conditional upon receipt of all regulatory approvals and no material changes being made to the MVQ and the Hammerstone Project.

Reserves and Resource Quantities and Quality are Based on Estimates

There are numerous uncertainties inherent in estimating quantities of reserves and resources, including many factors beyond Birch's control, and no assurance can be given that the indicated level of reserves or recovery thereof will be realized. In general, estimates of economically recoverable limestone reserves and the future net cash flow there from are based upon a number of factors and assumptions made as of the date on which the reserve and resource estimates were determined, such as geological and engineering estimates which have inherent uncertainties, the assumed effects of regulation by governmental agencies and estimates of future commodity prices and operating costs, all of which may vary considerably from actual results. All such estimates are, to some degree, uncertain and classifications of reserves are only attempts to define the degree of uncertainty involved. For these reasons, estimates of the economically recoverable limestone, the classification of such reserves based on risk of recovery and estimates of future net revenue expected there from, prepared by different engineers or by the same engineers at different times, may vary substantially.

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

Graymont Western Canada Inc. ("Graymont"), a private quicklime and limestone producing company and competitor to Birch, owns a small number of mineral permits and leases in the vicinity of Birch's Athabasca mineral property. Birch believes these permits and leases are either in an area that is not surface accessible or are in an area that is designated as recreational and environmental preserve. To Birch's knowledge Graymont has not filed a public disclosure document with the Alberta Government which would indicate their intention to seek regulatory approval to develop their mineral leases.

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

Price Risks May Affect the Marketability of Products Produced and the Company's Financial Results

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

Birch is required by regulation to operate under certain environmental guidelines that are mandated by the Government of Alberta and the Government of Canada. Additionally, public expectation of the industry's environmental performance remains high and this continues to translate into new and generally more rigorous environmental policies, legislation and regulations. The interventions of environmental groups or local persons in the application for the Hammerstone Project could impact the Company's ability to develop the project. The approval of new development in Canada has, for the past three decades, been the subject of detailed review through a clearly established public hearing process.

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

Stock Exchange Rules May Reduce the Liquidity of the Company's Common Shares

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

Enforcement of Civil Liabilities by Present and Prospective Shareholders May be Adversely Affected

The enforcement by investors of civil liabilities under the federal securities laws of the US may be affected adversely by the fact that the Company is incorporated under the laws of Alberta, Canada, that the independent auditors who have audited the Company's financial statements and some or all of its directors and officers may be residents of Canada or elsewhere, and that all or a substantial portion of the Company's assets and said persons are located outside the US. As a result, it may be difficult for holders of the Common Shares to effect service of process within the US upon people who are not residents of the US or to realize in the US upon judgments of courts of the US predicated upon civil liabilities under the federal securities laws of the US.

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

From early 2000 to 2002, the Company's work led to the development of methods to isolate and image, using high-resolution transmission electron microscopes, naturally occurring base and precious metal nanoparticles in rocks and process residues from the Athabasca region of northeast Alberta. The commercial significance of these findings has not been determined. A reliable method for measuring precious metal concentration has not yet been developed nor independently verified and commercial methods of extraction have not been developed. In December 2002, Birch was awarded US patent 6,494,932 entitled, "Recovery of Natural Nanoclusters and the Nanoclusters Isolated Thereby", which covers processes for the recovery of natural nanoparticles from geological materials and their processed counterparts.

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

The Corporation has opened a limestone quarry and aggregate processing plant, and is developing a limestone processing facility to produce quicklime, cement and other products required by the growing oil sands industry and for use in municipal construction and regional infrastructure development. The initial limestone aggregate quarry, called the Muskeg Valley Quarry and the subsequent expansion of the MVQ and limestone processing facilities (the "Hammerstone Project") will be located on mineral leases where the limestone is accessible at surface, allowing for open pit extraction. From the MVQ, Birch will quarry limestone and produce aggregates of various grades to sell into the local region. Once it has been successfully permitted and constructed, the Hammerstone quarry and limestone processing facility will produce quicklime, cement and a range of other limestone-based products for sales to the oil sands industry and other local users. Some higher value products such as quicklime will be exported from the region, but the bulk of sales are expected from the Fort McMurray area.

Birch received Approval NR-2005-1 from the NRCB on July 14, 2005, as authorized by an Order in Council from the Alberta Government the previous day, to construct and operate the Muskeg Valley Quarry and aggregate plant. Construction began in August 2005 and the quarry was opened in late December 2005 with sales expected to commence in 2006. Birch expects to file the Environmental Impact Assessment and Application for the Hammerstone Project later in 2006.

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

In March 2004, Birch filed an application and the supporting Environmental Impact Assessment ("MVQ Application") with the NRCB to develop, operate and reclaim a quarry and aggregate plant on its mineral leases adjacent to the Muskeg River. With no interventions received opposing the MVQ Application, the NRCB advised the Corporation that a public hearing was not required. The NRCB issued a positive decision report on June 14, 2005, followed by the Approval NR-2005-1 on July 14, 2005 as authorized by an Order in Council from the Alberta Government the previous day. The Corporation has received all operating approvals for the construction and production of limestone from the MVQ.

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

The Hammerstone Project

As geological evaluation of the proposed MVQ progressed, testing of core samples from a 1996 drill hole and from new holes drilled in late 2002 and early 2003 confirmed the presence of high-calcium limestone suitable for producing quicklime. Quicklime is used in a range of industrial and environmental applications including flue gas desulphurization ("FGD"), which removes sulphur, mercury and other contaminants from atmospheric emissions from bitumen upgrading, and treating water used in producing bitumen from SAGD in-situ projects. Birch has determined that a number of oil sands operators are interested in a local source of quicklime and intends to pursue the business opportunity to establish a quicklime plant on its proposed quarry site.

In December 2004, the Corporation filed a Public Disclosure Document for the Hammerstone Project, a new project involving a southward expansion of the MVQ and construction and operation of a quicklime plant. Subsequently, in March 2005, Birch released a report conforming to NI 43-101 prepared by AMEC entitled Hammerstone Project Alberta: Independent Qualified Person's Review and Technical Report (the "2005 Technical Report"). The 2005 Technical Report was based on AMEC's prefeasibility study of the Hammerstone Project. The 2005 Technical Report is available on SEDAR at its website, www.sedar.com.

In February 2006, Birch filed a Project Update for the Proposed Hammerstone Project (the "2006 Project Update"), describing an expanded limestone processing facility producing, in addition to quicklime: hydrated lime, milk of lime, recycled spent lime, cement and reagent limestones. The update outlines the long-term development plan for the Hammerstone Project, which will include an initial lime plant and a cement plant constructed sequentially for more efficient use of project resources and alignment to local demand. As the oil sands region expands, the Company will add additional lime kilns and product offerings to service the local demand requirements. Birch's vision is to provide full-cycle products and services such as re-calcing spent lime and utilization of the gypsum by-product of flue gas desulphurization in site remediation.

Details of the Muskeg Valley Quarry and the Hammerstone Project

Location and Mineral Interests

The MVQ and the Hammerstone Project are located within Birch's Athabasca mineral property, approximately 60 km north of the City of Fort McMurray near the hamlet of Fort McKay, Alberta. Birch has assembled a strategic land position centered on the area of surface mineable oil sands in the Athabasca region of northeast Alberta. The Athabasca mineral property is described in greater detail in Section 4(D). As of February 28, 2006, the Company's mineral interests covered 402,748 hectares (995,208 acres). The Company's mineral leases convey the rights to develop and produce metallic and industrial minerals, including limestone, while the permits allow the Company to explore for these same minerals. The locations of Birch's mineral holdings in the Athabasca region are illustrated in Figure 4-1.

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

Quarry and Aggregate Plant Development

The MVQ was opened in December 2005 and production began in 2006. Site preparation of the MVQ required clearing of trees and stripping and stockpiling of organic soils and overburden, construction of access roads, water diversion structures and wash ponds, and installation of a weigh scale and office. The site preparation was largely complete at the end of 2005. The quarry is planned as a conventional drill-blast-crush operation. Primary crushing plants will be located near the rock face and fed by excavators or wheel loaders. In-pit conveyors will move rock from the primary crushers to secondary crushing plants. Birch contracted a local quarry operator to initially operate the quarry production from blasting to stockpiling. The quarry operator began production in early 2006 with sales expected to commence later in 2006. As production volumes grow, Birch intends to purchase additional equipment and operate the quarry itself. Birch expects to commence production with its own equipment in 2006 or 2007.

Initial Quicklime Plant Development

The Company based its original development plans on a 2005 Technical Report. Kiln sizing was based on an initial quicklime capacity of 225,000 t per year beginning in 2008. Based on future projected sales, additional quicklime producing capacity of 225,000 t per year and 350,000 t per year would be added in 2012 and 2021, respectively. The Company is updating the technical report to include new market information and product offering that have been identified as critical to the oil sands production growth. The 2005 Technical Report derived future sales estimates based on eventual bitumen production from the oil sands of 5.5 million barrels per day .

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

Results of the AMEC base-case financial analysis indicate that the project has a potential pre-tax IRR of 30.0% and a pretax NPV of $697,843,000 at a discount rate of 7.5% (See Table 4-3). The payback period is estimated at 8.8 years from first production. The base-case quarry life used by AMEC was 66 years.

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

Both mining and in-situ recovery of crude bitumen require large inputs of energy and materials. Limestone aggregates from the MVQ and the Hammerstone Project will initially be used for both the construction and operating phases of current and planned oil sands projects while concrete rock will be used predominantly in the construction phase. Quicklime is primarily used in the operating phase for water treatment and removal of sulphur from air emissions - so called flue gas desulphurization or, FGD. Through time, as the number of projects and production from the oil sands increases, the use of limestone products will be proportionally greater for ongoing operations rather than construction.

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

Based on information reported in the 2003 and 2004 Athabasca Regional Issues Working Group ("RIWG") aggregate surveys, the average demand for road quality aggregate over the period 2003 to 2008 is estimated to be 7.7 million t and for concrete aggregate, 1.5 million t. However, concrete aggregate consist of both rock and sand, of which Birch currently plans to produce only concrete rock. Typically, concrete rock makes up about 55% of a concrete aggregate; therefore, the average demand for concrete rock is estimated from the survey to be 0.8 million t per year.

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

Table 4-4. Competing Quicklime Plants, Canadian Prairies and Northern US Plains. (1)

		Province	Production	Units	Distance
Plant	Location	or State	Capacity (1)		(km)
Exshaw	Exshaw	Alberta	197,000	t/year	900
Summit	Coleman	Alberta	82,000	t/year	1,050
Faulkner	Faulkner	Manitoba	115,000	t/year	1,500
Indian	Townsend	Montana	329,000	ton/year	2,000
Creek
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

Forecast sales for limestone products were estimated by Birch by multiplying CERI's forecast base-case demand by Birch's estimates of future market share. For aggregate, market share estimates were adjusted to reflect competition from other known gravel deposits. For quicklime, market share estimates were made by distance weighting market share based on the closest alternative supplier at Exshaw, Alberta. Sales estimates for all products considered in the prefeasibility study may be found in the 2005 Technical Report.

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

Spent Lime Recycling Plant

As part of Birch's commitment to provide full-cycle environmental solutions for its products, installation of a flash calciner is proposed for 2010 to recycle spent lime from water treatment plants. Spent lime is an environmental challenge to many oil sands operators, and the proposed recycling plant will address this problem by converting this waste into a useful product. Dewatered spent lime will be delivered from remote water treatment plants and dried using heat recovered in the lime plant before being fed into the flash calciner to remove any remaining water and regenerate a fresh recalcined lime. Unreacted grit will be separated from the recalcined lime, which is mixed with water, or "slaked" to produce a milk of lime slurry. The resulting milk of lime product can be returned by bulk carrier to the water treatment plant or used for other purposes such as soil or biosolids stabilization.

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

Birch conducted limited work related to precious metals in 2004 and 2005. In the future, Birch will assess its research and development work to date and determine an approach for realizing the value of the data accumulated and the patented processes. Any further precious metals field exploration is contingent on developing or acquiring, and independently verifying, a technology to accurately and reliably determine the concentrations of precious metals in rocks, oil sands tailings and other materials that may contain precious metal nanoparticles or microparticles. There is no assurance that there are commercial concentrations of precious or base metals on Birch's Athabasca mineral property, or that a commercially viable process will be developed to extract these metals from rocks or oil sands tailings.

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

Mineral Properties

Birch's mineral properties are exclusively located in the Province of Alberta where Birch holds metallic and industrial mineral permits, metallic industrial mineral leases and permit-to-lease conversions. Birch's mineral properties are all located in northeast Alberta and are collectively called the Athabasca mineral property. The Athabasca mineral property was originally acquired for precious metals exploration. In 1997 and 1998, Birch explored for diamonds in a joint venture with Tahera Corporation. Since 2002, Birch's Industrial Minerals Division has explored the Athabasca mineral property for limestone and the Company is focused on commencing the operations of a limestone quarry and quicklime plant.

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

Metallic and Industrial Mineral Permit-to-Lease Conversions

Birch has applied to have parts of certain permits that have reached the end of their respective ten-year terms converted to mineral leases. The Government of Alberta formally recognizes their applications as "permit-to-lease conversions".

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

Athabasca Mineral Property

As of March 15, 2006, Birch's Athabasca mineral property covered 402,748 hectares (995,207 acres). Annual rental payments on mineral leases of the Athabasca mineral property are $477,172 in 2005. If current permit-to-lease conversions are received in 2006, net annual mineral lease rental payments will increase by approximately $177,000. Lease rental permits will increase if the Company elects to acquire new mineral leases or decrease if existing low priority leases are allowed to expire. The Company continues its exploration and anticipates that the extent of its mineral properties will be reduced in the future to areas Birch believes to be the most prospective.

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

Industrial Minerals Reserves

Mineral Reserves

Canadian and US regulations on disclosure of mineral resources and reserves are significantly different, particularly for industrial minerals, and lead to different classifications for Birch's recoverable limestone. In Canada, mineral resources and reserves disclosure must conform to NI 43-101 of the Canadian Securities Regulators. In the US, Industry Guide 7 ("IG7") of the US Securities and Exchange Commission (the "SEC") governs the disclosure of mineral reserves.

Disclosure of Canadian Mineral Resources and Reserves

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

Aggregate resources and reserves are classified based on Canadian Standards Association ("CSA") specifications for Concrete Materials (CSA Standard A23.1), Alberta Department of Transportation ("ADT") Standard Specifications for Highway Construction, and local oil sands industry specifications. For A- and B-grade aggregates, tests included Los Angeles Abrasion ("LAA") and Plasticity Index (PI). For concrete rock, test included the LAA and Magnesium Sulphate Soundness ("MSS").

All LAA results for Unit 1 are less than 40% and PI designation is non-plastic, exceeding specifications for ADT Designation 1, therefore Unit 1 resources and reserves are designated as A-Grade Aggregate. The average thickness-weighted LAA values for all drill hole intersection of Unit 3 is less than 50% and the PI designation is nonplastic, exceeding specifications for ADT Designation 2, therefore Unit 3 resources and reserves are designated as B-Grade Aggregate. The non-shale component of Unit 4 shows LAA values of less than 35% and MSS values less than 18%, meeting CSA specifications for concrete rock for all but extreme exposure classes. On this basis, Unit 4 resources and reserves are designated as Concrete Rock; the shale bed in Unit 4 has been excluded from the resource and reserve estimates. Calcinable limestone resources and reserves were defined based on the results of geochemical analyses of Unit 2, which contains an average 95.4% calcium carbonate and produces quicklime meeting user specifications (2005 Technical Report). On this basis, Unit 2 resources and reserves are designated as Calcinable Limestone.

The limestone resource of the MVQ was first defined in the independent 2004 Technical Report. Limestone mineral resources and reserves for the expanded Hammerstone Project were defined in AMEC's independent 2005 Technical Report, which included a financial estimate of project valuation, as required under NI 43-101 (See footnote 9 to Table 4-6). Based on the conclusions of the 2004 Technical Report and the 2005 Technical Report, Birch believes that a market exists for limestone aggregate and quicklime produced at the MVQ or the Hammerstone Project.

Limestone resource and reserve estimates conforming to Canadian NI 43-101 from the 2005 Technical Report are summarized in Table 4-6. The proven reserves listed in Table 4-6 are the part of the measured resource that falls within the economic pit design selected by AMEC. The probable reserves are the part of the indicated resource that falls within the economic pit design selected by AMEC. The limestone resources and reserves shown in Table 4-6 are mutually exclusive; that is, none of the mineral resources are included in mineral reserves, and vice versa. The reserves listed exceed the sales forecast feed requirements for all products over the estimated 66-year life of the quarry. AMEC's independent financial valuation estimate shows there is a reasonable expectation of profit from the limestone quarried within the pit given the processes described and the estimated prices for saleable products.

Disclosure of Mineral Reserves in the US

The SEC does not recognize the term "mineral resource" used in Canada, and has more stringent requirements for defining a mineral reserve. However the SEC permits use of term "mineralized material." Under IG7, mineralized material may not be classified as a reserve unless it, "…could be economically and legally extracted or produced at the time of the reserve determination." In practise, the SEC requires economic and legal feasibility to be demonstrated by having all regulatory permits and approvals in place or expected imminently and a binding sales contract be in place and production be imminent.

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

In Canada, mineral reserves may be disclosed based on economic feasibility being demonstrated by a prefeasibility study whereas in the US economic feasibility an be demonstrated with approved regulatory permits and a defined market or having contracts in place. Current mining practise defines a prefeasibility study as having an accuracy level of ±25%. Further, in the US demonstration of legal feasibility and, for industrial minerals, having contracts in place is required prior to defining a proven or probable reserve. Because Birch has only recently initiated the regulatory process for the Hammerstone Project and does not have any sales contracts in place, mineral reserves defined under Canadian NI 43-101 may only be classified as mineralized material in the US (Table 4-6).

Table 4-6. Hammerstone Project recoverable limestone reconciliation table (figures rounded).

	CANADA				UNITED STATES
	Mineral Resource[1,2,3]		Mineral Reserve[1,6]		Mineralized
Product in million tonnes	Indicated[4]	Measured[5]	Probable[7]	Proven[8]	Material[10,11]
Concrete Rock	39.5	1.0	69.5	36.0	146.0
A-Grade Aggregate	91.0	62.5	171.0	197.5	522.0
B-Grade Aggregate	113.5	45.0	322.5	271.5	752.5
Calcinable Limestone	22.0	15.0	57.5	66.0	160.5
Total		389.5		1,191.5	1,581.0

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

11 The SEC IG7 defines a Mineral Reserve as, "That part of a mineral deposit which could be economically and legally extracted or produced at the time of the reserve determination." According to interpretations by SEC staff of mining industry disclosure standards, such terms may not be used by SEC registrants unless the registrant has proven economic feasibility and all applicable permits are in place or expected imminently.

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

The Company incurred a loss of $4,641,818 in the year ended December 31, 2005 (2004-$2,887,057; 2003-$1,568,435) and as at December 31, 2005, had retained deficit of $7,290,627.

Corporate Income

The Company earned interest income in 2005 of $323,568 and 2004 of $48,190. In 2003, income included a small amount of interest, revenue from an agreed sale of $100,000 of limestone to Syncrude Canada Ltd. and a gain on forgiveness of debt for $194,000. Birch Mountain has not had regular ongoing revenue from customers as the Industrial Minerals Division was under development. The Company's ability to generate income requires sales from the MVQ and this is the Company's focus in 2006.

Expenses

Expenses totaled $4,974,386 in 2005 and $2,935,247 in 2004. Total expenses have risen in 2005 as the Company moves forward with activities necessary for operation, including work necessary for the preparation of the Hammerstone Application and the payment of professional fees for the independent technical report released in March 2005. Total expenses increased $2,039,139, or 70%, of which 49% of the increase or $999,295 was related to stock-based compensation expenses. Office expense increased $259,186 and 95% of that increase was for a $246,264 accrual of estimated interest, penalties and corporate taxes payable upon re-filing of its flow through share renouncements. The remaining increase in 2005 of $793,580 over the prior year reflects additional corporate activity for the development of the Company's limestone reserve in its Athabasca leases. Specifically these include:

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

Industrial Minerals Costs

In 2005, we focused most of our resources on the opening of the MVQ. In 2005, $10,279,606 was spent with this entire amount being capitalized, in 2004, $3,153,233 was spent with this entire amount being capitalized and in 2003, $807,327 was spent with $336,136 of this amount being capitalized. In 2005 these industrial mineral costs can be broken down into four broad categories with the following estimated expenditures:

  Site construction of $5.9 million paid to Noramac Ventures for the excavation and stockpiling of surface overburden removed from the road and scale construction sites and removal of unsaleable, sub-grade aggregate material from the quarry pit which was used for the construction of an access road and scale foundations;

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

Working capital at December 31, 2005 is $27,474,950 an increase of approximately $24.7 million from December 31, 2004. The increase resulted primarily from the Company's $36 million equity financing during the third quarter of 2005.

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

F.         Tabular Disclosure of Contractual Obligations

As of December 31, 2005, the Company's known contractual obligations are as follows:

	Payments due in each period
Contractual Obligations	Total	Less than 1	1-3 years	3-5 years	More than
		year			5 years
Long-term Debt Obligations	-	-	-	-	-
Capital (Finance) Lease Obligations	-	-	-	-	-
Operating Lease Obligations	388,231	265,563	122,668	-	-
Purchase Obligations	-	-	-	-	-
Other Long-Term Liabilities Reflected	5,460,358	471,172	942,344	942,344	3,104,498
on the Company's Balance Sheet under
the GAAP of the primary financial
statements - Land Lease Costs
Total	5,848,589	736,735	1,065,012	942,344	3,104,498

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

Number of Common
Shares and Percentage
of Class and Number of
		Principal Business Activities, Business Experience	Stock Options (13) Held at
Name	Function	and Principal Directorships	March 15, 2006
Kerry E. Sully	Chairman of the Board and Director since 1995

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

338,972 common shares
(0.42%)

200,000 stock options(2)
100,000 stock options(3)
250,000 stock options(4)
200,000 stock options(6)
75,000 stock options(9)
40,000 stock options(12)

Number of Common
Shares and Percentage
of Class and Number of
		Principal Business Activities, Business Experience	Stock Options (13) Held at
Name	Function	and Principal Directorships	March 15, 2006
Lanny K. McDonald	Director since 1995

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

237,699 common shares
(0.29%)

100,000 stock options(2)
65,000 stock options(3)
200,000 stock options(4)
150,000 stock options(6)
75,000 stock options(9)
40,000 stock options(12)

Number of Common
Shares and Percentage
of Class and Number of
		Principal Business Activities, Business Experience	Stock Options (13) Held at
Name	Function	and Principal Directorships	March 15, 2006
Hansine Ullberg	Vice-President, Finance and Chief Financial Officer since 2005

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

Summary Compensation Table
		Annual Compensation			Long Term Compensation			All Other
								Compensation
Named Executive	Year	Salary	Bonus	Other	Securities	Restricted	LTIP
Officer and				Annual	Under	Shares or	Payouts
Principal Position					Options /	Restricted
					SARS	Share Units
					Granted
		($)	($)	($)	(#)	($)	($)	($)
Douglas J. Rowe	2005	177,476	-	2,969	175,000	-	-	-
President & CEO	2004	165,923	-	1,123	250,000	-	-	-
Donald Dabbs	2005	139,044	-	16,691	75,000	-	-	-
Senior Vice President	2004	132,389	-	3,124	200,000	-	-	-
Dr. Hugh	2005	117,205	-	14,041	75,000	-	-	-
Abercrombie
VP Exploration	2004	123,491	-	4,526	150,000	-	-	-
Hansine Ullberg	2005	111,705	-	9,601	350,000	-	-	-
VP Finance & CFO	2004	-	-		-	-	-	-
Russell Gerrish	2005	200,090	-	2,986	350,000	-	-	-
VP Engineering and	2004	101,281	-		30,000	-	-	-
Operations
David Reid	2005	25,000	-	-	150,000	-	-	-
VP Plant Engineering	2004	-	-	-	-	-	-	-
Kerry Sully	2005	-	-	-	75,000	-	-	-
Chariman of the	2004	-	-	-	125,000	-	-	-
Board
Lanny MacDonald	2005	-	-	-	50,000	-	-	-
Director	2004	-	-	-	100,000	-	-	-
Dr. Jack Clark	2005	-	-	-	50,000	-	-	-
Director	2004	-	-	-	100,000	-	-	-
Charles Hopper	2005	-	-	-	50,000	-	-	-
Director	2004	-	-	-	100,000	-	-	-
Derrick Kershaw	2005	-	-	-	50,000	-	-	-
Director	2004	-	-	-	250,000	-	-	-
Larry Shelley	2005	-	-	-	350,000	-	-	-
Director	2004	-	-	-	-	-	-	-

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

Audit Committee

The Audit Committee of Birch currently consists of Larry Shelley, CA (chair), Charles Hopper and Kerry E. Sully. The function of the Audit Committee is to review the overall audit plan, results of the external audit, the annual financial statements and management discussion and analysis ("MD&A"), the review of quarterly financial statements and MD&A, the review of any financial press releases and securities filings, the Company's system of internal controls, the Company's accounting and disclosure policies and to resolve any potential disputes with Birch's auditors. The Audit Committee has a significant list of detailed responsibilities that are outlined in its charter.

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

The Board of Directors of the Company adopted the stock option plan of the Company on May 7, 2004, which was ratified by shareholders on July 8, 2004 (the "Plan"). The purpose of the Plan is to advance the interests of the Company by encouraging the directors, officers, employees and consultants of the Company, and of its subsidiaries, if any, to acquire shares in the Company, thereby increasing their proprietary interest in the Company, encouraging them to remain associated with the Company and furnishing them with additional incentive in their efforts on behalf of the Company in the conduct of its affairs. The Plan is administered by the Board of Directors of the Company or by a special committee of the Board of Directors, if appointed, from time to time (the "Board"). Pursuant to the Plan, the Board may grant nontransferable options to purchase Common shares of the Company to directors, officers, employees and consultants of the Company and its subsidiaries and employees of a person or company which provides management services (excluding investor relations services) to the Company or its subsidiaries ("Management Company Employees") (such persons hereinafter collectively referred to as "Participants"). Under the Plan, the number of Common shares subject to an option granted to any one Participant shall be determined by the Board; however, the aggregate number of Common shares which may be reserved for issuance to any one Participant shall not exceed the maximum number of shares permitted by any stock exchange or exchanges on which the Common shares of the Company are then listed and any other regulatory body having jurisdiction (the "Exchange"). The aggregate number of Common shares issuable upon the exercise of all options granted under the Plan may not exceed 10,269,047 shares. Options issued pursuant to the Plan will have an exercise price determined by the Board provided that such exercise price shall not be less than the price permitted by the Exchange. Options granted under the Plan are non-transferable and expire the earlier of 5 years from the date of grant or 90 days from the date the optionee ceases to be a director, officer, employee or consultant of the Company of its subsidiaries or a Management Company Employee (or, in the case of an optionee performing investor relations activities, within 30 days of the cessation of services to the Company). In the event of death of an optionee, options held by such optionee will expire the earlier of 5 years from the date of grant or one year from the date of such death.

ITEM 7         MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.         Major Shareholders

To the knowledge of Birch, as of February 28, 2006, there are no persons or entities who beneficially hold, directly or indirectly or exercise control or direction over, more than 5% of the voting rights attached to the issued and outstanding common shares of Birch.

As of March 6, 2006, Birch had 156 registered shareholders of which 99 holders had an address of record within the US owning common shares, representing 16% of Birch's outstanding common shares.

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

ITEM 8         FINANCIAL INFORMATION

A.         Consolidated Statements and Other Financial Information

Incorporated hereto are the audited consolidated financial statements for the years ended December 31, 2005, 2004 and 2003, which are set forth in "Item 17 - Financial Statements."

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

There are no provisions in the By-laws regarding public disclosure of individual shareholdings. Notwithstanding this, applicable Canadian securities legislation required certain public disclosure of persons owning or acquiring common shares in excess of 10% of a Company's issued and outstanding share capital.

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

E.         Taxation

The following is a summary of the principal Canadian federal income tax considerations under the Income Tax Act (Canada) and the regulations thereunder (collectively, the "Tax Act", or "ITA"), generally applicable in respect of the holding and disposition of common shares. The income tax consequences to any particular holder of common shares will vary according to the particular circumstances of each holder, including without limitation, the status of that holder as an individual, trust, corporation or member of a partnership, the jurisdiction in which that holder is subject to taxation and the place where that holder is resident.

This summary is based upon the Company's understanding of current provisions of the Tax Act and the Canada-United States Tax Convention (1980) (the "Tax Convention") as at the date of this Form 20-F, of all specific proposals to amend the Tax Act publicly announced prior to the date hereof and of the current published administrative and assessing practices of the Canada Revenue Agency (the "CRA"). Other than such proposed amendments, this summary does not take into account or anticipate changes in the law, whether by way of judicial decision or legislative action, nor any changes in the administrative or assessing practices of the CRA. There is no assurance that any specific proposals to amend the Tax Act will be enacted as proposed or at all. This summary does not take into account, or anticipate any provincial, territorial or foreign tax legislation or other considerations, which may differ from those consideration described herein.

This summary is applicable only to holders of common shares who, for the purposes of the Tax Act and the Tax Convention, are resident in the US, have never been resident in or deemed to be resident in Canada at any time while they have held common shares, deal at arm's length with and are not affiliated with, the Company, hold their common shares as capital property, do not carry on and are not deemed to carry on an insurance business in Canada, and will not use or hold or be deemed to use or hold the common shares in the course of carrying on business in Canada. Common shares will generally be considered to capital property for purposes of the Tax Act unless they are held in the course of carrying on a business of trading or dealing in securities or acquired in a transaction which may be considered to be an adventure in the nature of the trade. Special rules, which are not discussed in this summary, may apply to a US holder that is a corporation that carries on business in Canada and elsewhere.

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

Disposition of Common Shares

A non-resident of Canada will not be subject to tax under the Tax Act in respect of a capital gain realized upon the disposition or deemed disposition of a common share of the Company unless it constitutes "taxable Canadian property" under the Tax Act and the holder is not entitled to relief under the Tax Convention. Such common shares will generally not be taxable Canadian property provided the holder thereof does not use or hold and is not deemed to use or hold such shares in connection with carrying on a business in Canada; such shares are not "designated insurance property" of the holder within the meaning of the Tax Act; that if the shares listed on a prescribed stock exchange under the Tax Act, the holder has not, either alone or in combination with persons with whom the holder does not deal at arm's length, owned or had the right to acquire 25% or more of the issued shares of any class or series of shares in the Company within 60 months preceding the date of disposition; such holder has not elected to treat such shares as taxable Canadian property upon ceasing to be a resident in Canada; and such shares were not acquired in a tax deferred exchange for property that was itself taxable Canadian property.

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

If common shares of the Company constitute taxable Canadian property and a holder is not afforded relief under the Tax Convention, a capital gain (or capital loss) will generally be realized to the extent that the proceeds of disposition received or deemed to be received exceed (or are less than) the aggregate adjusted cost base of such shares, net of any reasonable costs of disposition or deemed disposition. One-half of any such capital gain ("taxable capital gain") will be required to be included in income in the year of the disposition. One half of the amount of any capital loss ("allowable capital loss") may be deductible against certain taxable capital gains realized in that year in accordance with the provisions of the Tax Act. Allowable capital losses for a taxation year in excess of taxable capital gains for that year may otherwise be available for deduction in other taxation years in accordance with the provisions of the Tax Act.

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

Dividends

In the case of any dividends paid or credited or deemed to be paid or credited to non-residents, the non-resident will be subject to tax on the gross amount of such dividends. In the absence of relief under the Tax Convention, the Company will be required to withhold therefrom on account of tax, 25% of the amount of such dividend, and remit same to the Receiver General of Canada, and the net amount of the dividend will be paid to the non-resident holder. In certain cases Article X of the Tax Convention reduces the rate of tax on dividends paid to residents of the US to 15% of the gross dividend (or 5% in the case of dividends paid to certain corporate shareholders that beneficially own at least 10% of the Company's voting shares). Stock dividends received by non-residents from the Company are taxable in Canada as ordinary dividends.

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

As used herein, a US Holder includes a holder of common shares who is a citizen or individual resident (as defined under US tax laws) of the United States; a corporation created or organized in or under the laws of the US or of any political subdivision thereof; an estate the income of which is taxable in the US irrespective of source; or a trust if (a) a court within the US is able to exercise primary supervision over the trust's administration and one or more US persons have the authority to control all of its substantial decisions or (b) the trust was in existence on August 20, 1996 and has properly elected to continue to be treated as a US person. This summary does not address the US tax consequences to, and US Holders do not include, persons subject to specific provisions of federal income tax law, including, but not limited to, tax-exempt organizations, qualified retirement plans, individual retirement accounts and other tax-deferred accounts, financial institutions, insurance companies, real estate investment trusts, regulated investment companies, broker-dealers, nonresident alien individuals, persons or entities that have a "functional currency" other than the US dollar, persons who hold common shares as part of a straddle, hedging or a conversion transaction, and persons who acquire their common shares as compensation for services. This summary is limited to US Holders who own common shares as capital assets and who hold the common shares directly and not through an intermediary entity.

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

ITEM 11 QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The Company has not entered into any activities in derivative financial instruments or derivative commodity instruments. The Company's financial assets are in the form of cash and cash equivalents and are held in short term interest-bearing deposits at institutions with high credit quality ratings.

As a Canadian Company, Birch's cash balances are kept primarily in Canadian funds, revenues are negotiated in Canadian dollars and expenses are predominately in Canadian dollars. Therefore, the Company is exposed to only minimal exchange rate risk. The Company considers the amount of risk to be manageable and does not currently, nor is likely in the foreseeable future, conduct hedging to reduce its exchange rate risk.

The Corporation does have limited exposure to foreign exchange risk, but this is restricted to payment of current trade accounts payable in US Dollars where most of the Corporation's cash assets are denominated in Canadian Dollars. The Corporation maintains a bank account in US Dollars from payments received in US Dollars to pay these trade accounts; therefore, there is no market risk, within the meaning of Item 11, to the Corporation from this limited exposure to foreign exchange translation effects. .

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

ITEM 15 CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

The Chief Executive Officer, Douglas J. Rowe, and Chief Financial Officer, Hansine M. Ullberg, evaluated the effectiveness of Birch's disclosure controls and procedures as of December 31, 2005 (the "Evaluation Date"), and concluded that, as of the Evaluation Date, Birch's disclosure controls and procedures were effective to ensure that information Birch is required to disclose in its filing with the SEC under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC's rules and forms, and to ensure that information required to be disclosed by Birch in the reports that it files under the Exchange Act is accumulated and communicated to Birch's management, including its principal executive officer and principal financial officer, as appropriate to allow timely decisions regarding required disclosure.

Changes in Internal Control Over Financial Reporting

There were no changes in Birch's internal controls or in other factors that could significantly affect these controls during the year ended December 31, 2005 or subsequent to the evaluation date that could materially affect, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

ITEM 16 RESERVED BY THE SEC

ITEM 16A AUDIT COMMITTEE FINANCIAL EXPERT

The Board of Directors of Birch has determined that Larry Shelley, CA is an "audit committee financial expert", as defined in Item 16A of Form 20-F and is independent, as defined by rules of the AMEX.

ITEM 16B CODE OF ETHICS

On May 7, 2004, the Company's Board of Directors adopted the Birch Mountain Resources Ltd. Code of Business Conduct and Ethics ("Code of Ethics"), which was filed as an exhibit to the Company's Form 20-F dated June 29, 2004. The Code of Ethics was reviewed by the Corporate Governance and Risk Committee and amendments approved on January 16, 2006, resulting in a new Code of Conduct as attached in the Appendix. The Code of Conduct outlines the Company's business principles, and the ethical and legal standards which each of its directors, officers and employees, including its principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions must adhere to when acting on behalf of the Company.

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

ITEM 16C PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth, for each of the years indicated, the fees billed by Birch's independent public accountants, and the percentage of the services that were approved by the Audit Committee. During 2004, the fees were billed by Meyers Norris Penny LLP, Chartered Accountants and as the Company changed auditors early in 2005, the fees outlined in 2005 include any fees billed by Ernst and Young LLP, Chartered Accountants and any final fees billed by Meyers Norris Penny LLP, necessary for the transition.

	Year Ended December 31
	2005	2004
Audit Fees (1)	$ 41,000	$ 51,813
Audit-related Fees - attendance at Audit Committee meeting, review of quarterly financial statements, review of Management's Discussion and
Analysis and Form 20-F annual reporting (2)	33,450	20,250
Tax Fees - review of tax note disclosures and the Company's tax
calculations	4,740	-
All Other Fees - review of financial numbers in the Company's short form prospectus and French translation of the financial statements
included in the short form prospectus (1)	78,630	6,382
Total	$ 157,820	$ 78,445
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

ITEM 16E PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Neither the Company, nor any affiliated purchaser of the Company, has purchased any of the Company's securities during 2005

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

Douglas J. Rowe, President and Chief Executive Officer

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

We conducted our audit in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, these financial statements present fairly, in all material respects, the consolidated financial position of Birch Mountain Resources Ltd. as at December 31, 2005, and the results of its operations and its cash flows for the year then ended in conformity with Canadian generally accepted accounting principles.

Our previous audit report dated March 22, 2006 has been withdrawn and the consolidated financial statements have been revised as described in note 22 to the consolidated financial statements.

The financial statements as at December 31, 2004 and for the years ended December 31, 2004 and 2003 were audited by other auditors who expressed an opinion without reservation on those statements in their report dated February 25, 2005 (except for notes 3 and 8, which are as of July 25, 2005, and note 19, which is as of November 10, 2006).

Signed "Ernst & Young LLP"
Calgary, Canada	Chartered Accountants
March 22, 2006 (except for note 22, which is as of November 10, 2006).

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

Our previous audit report dated February 25, 2005 (except for notes 3 and 8 which are as of July 25, 2005) has been withdrawn and the consolidated financial statements have been revised as described in note 19 to the consolidated 2004 financial statements

Signed "Meyers Norris Penny LLP"
Chartered Accountants

Calgary, Canada

Feb 25, 2005 (except for notes 3 and 8 of the 2004 consolidated financial statements, which are as of July 25, 2005 and note 19, which is as of November 10, 2006).

Birch Mountain Resources Ltd.
(A Development Stage Company in Canada and An Exploration Stage Company in the U.S.)
Consolidated Balance Sheets
Canadian Dollars

As At December 31	2005	2004

Assets
Current
Cash and cash equivalents (Note 3)	32,322,603	5,444,270
Accounts receivable	476,455	233,459
Prepaids and deposits	441,545	184,108
	33,240,603	5,861,837

Restricted cash (Note4)	1,000,000	-
Long-term prepaid (Note 5)	232,489	-
Property and equipment (Note 6)	318,786	181,217
Mineral properties (Note 7)	13,768,974	3,489,369
Total Assets	48,560,852	9,532,423
Liabilities
Current
Accounts payable and accrued liabilities	3,369,083	332,229
Advances on share subscriptions	-	173,252
Deferred revenue (Note 8)	50,306	50,306
Other current liabilities (Note 9)	3,346,264	2,500,000
	6,765,653	3,055,787

Asset retirement obligation (Note 10)	360,000	25,000
	7,125,653	3,080,787
Contingent liabilities (Note 9)

Shareholders' equity
Share capital (Note 11)	46,950,953	8,761,876
Contributed surplus (Note 12)	1,774,873	338,569
Deficit (Note 13)	(7,290,627)	(2,648,809)
	41,435,199	6,451,636
Total Liabilities and Shareholders' Equity	48,560,852	9,532,423

See accompanying notes to the audited consolidated financial statements.

Approved on behalf of the Board:

"signed"	Director	"signed"	Director
Larry Shelley		Kerry E. Sully

Birch Mountain Resources Ltd.
(A Development Stage Company in Canada and An Exploration Stage Company in the U.S.)
Consolidated Statements of Loss and Deficit

Year Ended December 31	2005	2004	2003

Expenses
Amortization	63,424	50,336	33,632
Consulting	96,027	79,973	800
Mineral exploration (Note 7)	540,481	762,371	744,385
Office	942,502	683,316	263,247
Professional fees	746,377	396,552	125,175
Research	-	-	11,150
Salaries and benefits	597,714	386,579	422,135
Shareholder services and promotion	742,439	329,993	213,203
Stock-based compensation (Note 15)	1,245,422	246,127	66,681
Loss before the following	4,974,386	2,935,247	1,880,408
Interest and other income	(332,568)	(48,190)	(11,205)
Gain on forgiveness of debt (Note 16)	-	-	(194,000)
Gain on disposal of investment	-	-	(6,768)
Limestone sale (Note 8)	-	-	(100,000)
	(332,568)	(48,190)	(311,973)
Loss for year	4,641,818	2,887,057	1,568,435
Deficit, beginning of year	(2,648,809)	(27,510,684)	(25,942,249)
Elimination of deficit (Note 13)	-	27,748,932	-
Deficit, end of year	(7,290,627)	(2,648,809)	(27,510,684)

Loss per share
Basic and diluted (Note 14)	(0.08)	(0.05)	(0.04)

See accompanying notes to the audited consolidated financial statements.

Birch Mountain Resources Ltd.
(A Development Stage Company in Canada and An Exploration Stage Company in the U.S.)
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

1.     Nature of operations

Birch Mountain Resources Ltd. (the "Company"), incorporated under the jurisdiction of the Business Corporations Act of Alberta, is exploring and preparing to develop its mineral leases and permits in Northern Alberta. At inception, the efforts of the Company were focused on exploration of precious metals and research into precious metals technology. However, over the past three and a half years its focus has been on the development of its industrial minerals. The Company has two projects in its industrial minerals division, the Muskeg Valley Quarry and the Hammerstone Project, both of which are development of the limestone contained on the Company's mineral leases. The Hammerstone Project is a planned quarry expansion and quicklime and cement plants. The Muskeg Valley Quarry has been approved for development by the governmental regulators. The rights of the Company are to develop, extract and sell limestone products. The Company must comply with conditions of the regulatory approvals such as to monitor ground water, report extraction and pay royalties thereon and the reclaim the site at the end of production. To date, the Company has not earned significant revenues and is considered to be in the development stage. The recoverability of the amounts shown for mineral properties is dependant upon the existence of economically recoverable reserves, securing and maintaining title and beneficial interest in the properties, and the ability of the Company to obtain the necessary financing or cash flow to continue the development of its mineral properties. On February 25, 2005, the Company released an independent technical report, which indicates the potential for a limestone quarry in the Fort McMurray area and reports an estimated value for the mineral reserves in excess of the current carrying value of the mineral properties.

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

(g)    Asset retirement obligation

The Company has adopted the new recommendations of the CICA relating to accounting for asset retirement obligations. This recommendation replaces the previous method of accounting for site restoration costs on an accrual basis. The Company has adopted the new standard on a retroactive basis in accordance with the CICA recommendations on Accounting Changes. Under the new standard, a liability for the fair value of environmental and site restoration obligations are recorded when the obligations are incurred and the fair value can be reasonably estimated. The fair value of the obligations is based on the estimated cash flow required to settle the obligations discounted using the Government of Canada Bond Rate for the applicable term adjusted for the Company's credit rating. The fair value of the obligation is recorded as a liability with the same amount recorded as an increase in capitalized costs. The amounts included in capitalized costs are depleted using the unit-of-production method. The liability is adjusted for accretion expense representing the increase in the fair value of the obligations due to the passage of time. The accretion expense is recorded as an operating expense. There was no accretion expense recorded on the current year's financial statements, as the amount was immaterial.

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

3.     Cash and cash equivalents

At December 31, 2005, cash equivalents included $31,911,272 (2004 - $4,425,596) invested in guarantee investment certificates earning interest at rates of 2.15% to 2.55% (2004 - 2.4%).

4.     Restricted cash

The Company pledged as collateral $1,000,000 against a demand operating line, through assignment of one-year term deposits to the Royal Bank of Canada. The Company has not drawn on the operating line except for a stand-by letter of credit, which is explained in Note 10.

5.     Long-term prepaid

The Company made a payment for the estimated timber damage charges for the clearing of the currently approved limestone quarry. The trees will be cleared as the limestone is accessed over a number of years of planned production. This long-term prepaid will be reduced as the clearing occurs on a basis of hectares cleared over the total amount of hectares for which the timber damage payment was based, being the total approved area.

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

Athabasca Region

At December 31, 2005, the Company's mineral property in the Athabasca region consisted of 32 (2004 - 38) permits, which includes 22 (2004 - 15) permits in the process of being converted by the Company to leases and 69 (2004 - 65) leases for a total area of 402,748 (2004 - 335,190) hectares.

The Company has capitalized expenditures related to its industrial mineral projects and expensed amounts related to its mineral exploration and technology division. Amounts capitalized and expensed related to mineral properties are as follows:

Mineral properties capitalized
	At Dec 31,	For the year	At Dec 31,	For the year	At Dec 31,
	2005	ended Dec 31,	2004	ended Dec 31,	2003
		2005		2004
Asset retirement obligation	360,000	335,000	25,000	25,000	-
Administration	811,137	731,754	79,383	73,910	5,473
Assay and geological	105,744	28,004	77,740	77,740	-
Land lease and permit	59,808	9,278	50,530	47,320	3,210
Materials, services and drilling	5,084,304	2,563,638	2,520,667	2,308,342	212,325
Site preparation	6,001,827	5,941,256	60,570	60,571	-
Salaries	1,063,010	478,755	584,255	479,089	105,166
Travel and accommodations	283,144	191,920	91,224	81,262	9,962
	13,768,974	10,279,606	3,489,369	3,153,233	336,136

Mineral exploration costs
	2005	2004	2003
Administration	36,209	34,276	65,797
Assay and geological	84	654	20,429
Land lease and permit	390,088	611,857	146,327
Materials, services and drilling	18,130	45,737	179,060
Salaries	89,715	66,708	315,925
Travel and accommodations	6,255	3,139	16,847
	540,481	762,371	744,385

Since inception, the Company has spent a total of $17,734,046 on mineral exploration and development of which, $13,768,974 has been capitalized.

8.     Deferred revenue

In September 2003, the Company signed an agreement to sell limestone to Syncrude Canada Ltd. within Syncrude's Aurora mine, which would be extracted by Syncrude and reported monthly. The Company received a non-refundable $100,000 payment and a payment of $57,188 to be applied against future extraction. During the current year, no limestone was extracted (2004 - nil; 2003 - $6,882)

9.     Other current liabilities

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

10.   Asset retirement obligation

The Company has estimated the total discounted cost of reclaiming the site of its limestone quarry, which underwent significant development and site work during the year to be $360,000 (undiscounted - $1,100,000). This estimate is based on costs provided by consulting engineers to the Company for costs that would be incurred by third parties to return the Muskeg Valley Quarry to its reclaimed status as defined under the Company's environmental and operating permits. The estimate has been determined using a 2% inflation rate and a 7.5% discount factor for costs allocated to two categories. Site infrastructure will service the quarry for its estimated fifty year life and the initial production quarry area is estimated not be reclaimed for ten years. This amount is subject to measurement uncertainty with respect to costs in the local market for third parties to perform this work, the actual timing of reclamation and the discount rate used. A $670,000 irrevocable standby letter of credit was drawn on the Company's operating line of credit as a guarantee to Alberta Environment for the estimated future reclamation.

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

The Company has outstanding options on common shares as follows:

	Number of	Exercise	Weighted Average	Expiry
	Options	Price Range	Exercise Price ($)	Date
		($)
December 31, 2003	6,391,250	0.22 - 1.36	0.51	2004 - 2008
Granted	2,135,000	0.50 - 0.74	0.55	2009
Cancelled	665,000	1.36	1.36	2004
Exercised	545,180	0.26 - 0.55	0.40	2007-2008
December 31, 2004	7,316,070	0.26 - 0.74	0.37	2005-2009
Granted	2,465,000	2.09 - 7.81	2.60	2009
Cancelled	350,000	2.35 - 2.48	2.41	2009
Exercised	2,229,500	0.26 - 2.48	0.78	2007-2010
December 31, 2005	7,201,570	0.26 - 7.81	0.84	2006 -2010

Stock options outstanding and exercisable as at December 31, 2005 are as follows:

Exercise	Number of	Number of	Expiry
Price ($)	Options Outstanding	Options Exercisable	Date
0.60	65,000	65,000	January 2006
0.65	125,000	125,000	April 2006
0.50	67,000	67,000	May 2006
0.26	790,000	790,000	March 2007
0.34	975,000	975,000	April 2007
0.30	1,550,000	1,550,000	October 2008
0.53	125,000	125,000	May 2009
0.55	1,649,500	1,237,125	August 2009
0.74	7,500	5,625	November 2009
2.35	267,500	133,750	January 2010
2.48	1,092,570	546,285	March 2010
2.09	262,500	131,250	April 2010
7.81	225,000	56,250	November 2010
0.84	7,201,570	5,807,825	2006 - 2010

(d) Warrants

In relation to private placements, the Company has issued warrants. There are no shares held in escrow or reserved for issuance in relation to warrants. Warrants outstanding at December 31, 2005 are as follows:

	Number of	Exercise Price	Weighted Average	Expiry
	Warrants	Range ($)	Exercise Price ($)	Date
December 31, 2003, outstanding	10,792,381	0.50	0.50	2004
	2,906,857	0.75 - 2.00	1.01	2005
	5,418,758	0.50	0.50	2004
	5,395,292	0.50 - 2.00	0.50	2004
December 31, 2004, outstanding	2,885,188	0.75 - 2.00	1.01	2005
	2,885,188	0.75 - 2.00	1.01	2005
December 31, 2005, outstanding	-	-	-	-

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

14.   Loss per share amounts

Basic loss per share is calculated using the weighted-average number of shares outstanding for the year. For purposes of the calculations, the weighted-average number of shares outstanding was 71,644,531 (2004 - 56,596,951; 2003 - 41,147,226,). Diluted loss per share amounts have not been calculated as the effect of common shares issuable upon exercise of share options and warrants is anti-dilutive. All of the Company's outstanding options are available for dilution in future periods.

15.   Stock-based compensation and stock-based expenses

Stock-based compensation expense and stock-based expenses recorded were are follows:

	2005	2004	2003
Stock-based compensation for stock issued and	798,569	112,765	66,681
vested in the current period (i)
Stock-based compensation for stock issued in	902,102	133,362	-
prior periods and vested in the current period
Less stock-based compensation capitalized in	(455,248)	-	-
mineral properties
Net stock-based compensation expense	1,245,422	246,127	66,681
Stock-based expenses for options issued to	197,114	35,922	-
advisors included in professional fees in the
period (ii)
Total stock-based expenses	1,442,536	282,049	66,681

(i) During 2005, $350,000 stock options at a weighted average price of $2.41 were forfeited by a director.

(ii) Expenses included in professional fees were valued based on the market price of the stock at the time of the transaction.

The Company uses the Black-Scholes option-pricing model to provide a fair-value for stock based compensation for employees, directors, officers and advisors. The weighted average assumptions used for options issued to employees, directors and officers may differ from those used for options issued to advisors as the expected life of the options issued by the Company may be different as the term of the option is often shorter. The fair value of each option was estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions:

	2005		2004		2003
	Employees,	Advisors	Employees,	Advisors	Employees,	Advisors
	directors and		directors		directors and
	officers		and officers		officers
Expected life	2 years	2 years	1 to 2 years	1 year	3 years	2 year
Risk-free interest rate	4.3 to 4.8%	4.3 to 4.8%	3.8%	3.8%	3.9%	3.8%
Expected volatility	85% - 100%	85% - 100%	65%	65%	65%	65%
Annual dividends	nil	nil	nil	nil	nil	nil

Prior to January 1, 2003, the Company was not required to recognize compensation expense for options granted to employees, directors, officers and advisors. Had the fair-value method been used from January 1, 2001 to January 1, 2003, the Company's net loss and net loss per share, adjusted for the amortization of stock options issued in prior periods into stock based expenses, would have been as follows:

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
  Included in professional fees is $85,734 (2004 - $37,159; 2003 - $26,327) of consulting and legal fees paid to companies owned by an officer. The Company has a contractual retainer agreement for $4,000 per month.
  Included in professional fees is $240,859 (2004 - $99,145; 2003 - $77,254) of legal fees paid to a law firm in which an officer was a partner.
  Included in accounts payable is $18,789 (2004 - $7,945; 2003 - $24,953) relating to these transactions.

19.   Income taxes

The income tax recovery differs from the amount that is expected by applying the current tax rates for the following reasons:

	2005	2004	2003
Loss before taxes	4,641,818	2,887,057	1,568,435
Expected tax recovery at (2005-33.62%; 2004 -36.70%; 2003-40.80%)	1,560,579	1,059,550	639,921
Non-deductible expenses for tax	(593,026)	(120,779)	(36,613)
Other	179,941	(9,665)	-
Change in enacted tax rates	(602,277)	-	-
Valuation allowance	(545,217)	(929,106)	(608,308)
Future income tax recovery	-	-	-

The realization of income tax benefits related to these future potential tax deductions is uncertain and cannot be viewed as more likely than not. Accordingly, no future income tax asset has been recognized for accounting purposes.

19.   Income taxes (continued)

Future income tax assets consist of the following temporary differences:

	2005	2004	2003
Industrial mineral mines (i)	4,974,118	6,590,913	5,840,161
Property and equipment (i)	-	69,911	90,770
Scientific Research and Experimental Development expenditures	85,141	77,702	79,438
unclaimed (ii)
Non-capital loss carry forwards (iii)	2,815,375	654,525	436,552
Share issuance costs and other	754,824	154,518	54,692
Asset retirement obligation	121,032	-	-
Valuation allowance	(8,750,490)	(7,547,569)	(6,501,613)
Future tax assets (net of valuation allowance)	-	-	-

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

20.   Segmented information

The Company's principal business segment, Industrial Minerals, is the acquisition, exploration and development of its mineral leases and permits. The Company also engages in ongoing exploration and research of mineral technology. In identifying these segments the Company considers the organizational structural and areas of budget responsibility as well as the general corporate philosophy. The Industrial Minerals division will generate its revenue from the sale of limestone products such as aggregates and reagent products. The Mineral Exploration and Technology division could generate income from the sale of technology patents or significant valuable mineral or metals discoveries. In 2003 and 2004 the Mineral Exploration and Technology segments of the business were reported separately. As they have become less significant segments and the general corporate philosophy has shifted to industrial minerals, these segments have been combined and the prior period amounts reclassified to reflect the combination into one segment. The accounting for revenue, expense and assets attributed to each segment is based on each transaction, which is coded to separate general ledger department codes for each segment. The Company's activities are focused in Western Canada and the Company's assets are located in Alberta.

	Industrial	Mineral
		Exploration and	Corporate	Total
	Minerals	Technology
2005
Interest income	-	-	332,568	332,568
Expense	-	540,481	4,433,905	4,974,386
Loss	-	(540,481)	(4,101,337)	(4,641,818)
Assets	14,424,221	33,798	34,102,833	48,560,852
2004
Interest income	-	-	48,190	48,190
Expense	-	762,371	2,172,876	2,935,247
Loss	-	(762,371)	(2,124,686)	(2,887,057)
Assets	3,585,938	59,393	5,887,092	9,532,423
2003
Interest income	100,000	-	211,973	311,973
Expense	471,191	273,194	1,136,023	1,880,408
Loss	(371,191)	(273,194)	(924,050)	(1,568,435)
Assets	364,892	39,510	2,019,831	2,424,233

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

22.   Material differences between Canadian and United States generally accepted accounting principles

The consolidated financial statements of the Company have been prepared in accordance with generally accepted accounting principals in Canada ("Canadian GAAP"), which in most respects conform to accounting principles generally accepted in the United States ("U.S. GAAP").

If these consolidated financial statements were prepared in accordance with U.S. GAAP, the impact would be as follows:

	2005	2005	2004	2004
	As restated	As previously	As restated	As previously
		reported		reported

Mineral properties - Canadian GAAP	13,768,974	13,768,974	3,489,369	3,489,369
Exploration expenditures capitalized (a)	(13,768,974)	(1,525,699)	(3,489,369)	(1,525,699)
Mineral properties - U.S. GAAP	-	12,243,275	-	1,963,670

Shareholders' equity - Canadian GAAP	41,435,199	41,435,199	6,451,636	6,451,636

Share capital (c)	74,699,885	46,950,953	36,510,808	8,761,876
Contributed surplus	1,774,873	1,774,873	338,569	338,569
Deficit (c)	(35,039,559)	(7,290,627)	(30,397,741)	(2,648,809)
	41,435,199	41,435,199	6,451,636	6,451,636
Exploration expenditures capitalized (a)	(13,768,974)	(1,525,699)	(3,489,369)	(1,525,699)
Shareholders' equity - U.S. GAAP	27,666,225	39,909,500	2,962,267	4,925,937

The impact on the consolidated statement of loss would be as follows:
	2005	2005	2004	2004
	A s restated	As previously	As restated	As previously
		reported		reported
Loss for the year - Canadian GAAP	4,641,818	4,641,818	2,887,057	2,887,057
Exploration expenditures capitalized (a)	10,279,606	-	3,153,233	1,189,563
Loss for the year - U.S. GAAP	14,921,424	4,641,818	6,040,290	4,076,620

Loss per share - U.S. GAAP
Basic and fully diluted	(0.21)	(0.08)	(0.11)	(0.07)

Significant differences between Canadian GAAP and U.S. GAAP that would have an effect on these consolidated financial statements are as follows:

(a)    Mineral properties are accounted for in accordance with Canadian GAAP as discussed in Note 2. The Company has adjusted its accounting for mineral properties under U.S. GAAP. Previously, the Company capitalized development costs for mineral properties commencing in 2004 when an independent prefeasibility report confirmed a local market for products to be produced from the Company's mineral properties. Now for U.S. GAAP purposes, exploration costs relating to unproven mineral leases and permits as well as acquisition costs for leases and permits that do not provide for unrestricted exploration, are expensed as incurred. The Company tracks expenditures on its mineral properties as exploration or development and under U.S. GAAP capitalizes costs relating to the development of proven reserves as defined by SEC Industry Guide 7. Capitalized costs are then assessed to determine if a writedown in the carrying value is necessary and any writedown would be considered an operating expense and included in the determination of operating loss for the period in which the writedown occurred. The result of this restatement is to write-off $10,279,606 ($0.13 per share) and $1,963,670 ($0.04 per share) of mineral expenditures in 2005 and 2004, respectfully.

Under Canadian GAAP, the Company is regarded as a development stage enterprise and under U.S. GAAP the Company is regarded as an exploration stage enterprise.

Prior to January 1, 2003, the Company's treatment of mineral exploration costs as an expense is similar to the treatment under U.S. GAAP, resulting in no difference. For 2003, 2004 and 2005, the Company's reserves do not meet the criteria for proven reserves under SEC Industry Guide 7, therefore, all expenditures on mineral properties capitalized under Canadian GAAP would be expensed as operating costs under U.S. GAAP, increasing the losses and loss for each year.

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

Had the Company adopted the fair value method for its U.S. GAAP disclosure prior to Jan 1, 2003, the following net losses would have been reported.

	2005	2004	2003
Loss for the year - U.S. GAAP	14,921,424	6,040,290	1,904,571
Pro-forma stock compensation	73,012	73,012	73,012
Pro-forma loss for the year - U.S. GAAP	14,994,436	6,113,302	1,977,583

Pro-forma loss per share - U.S. GAAP
Basic and diluted	(0.21)	(0.11)	(0.06)

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

22.  Material differences between Canadian and United States generally accepted accounting principles (continued)

New Accounting Pronouncements in U.S. GAAP

In December 2004, the Financial Accounting Standards Board ("FASB") issued Statement 123R, Share-Based Payments. This statement revised Statement 123, Accounting for Stock-Based Compensation, and supersedes APB Opinion 25, Accounting for Stock Issued to Employees. Statement 123R requires all stock-based awards issued to employees to be measured at fair value and to be expensed in the income statement. This statement is effective for fiscal years beginning after June 15, 2005. We are currently expensing all stock based awards issued to employees, directors and advisors using the fair value method and do not believe the adoption of this standard will impact our results of operations or financial position.

In March 2005, the Emerging Issues Task Force ("EITF") reached a consensus on Issue No. 04-6 Accounting for Stripping Costs Incurred during Production in the Mining Industry. The EITF concluded that the costs of removing overburden and waste materials, referred to as "stripping costs" incurred during the production phase of a mine are variable production costs and should be included in the costs of the inventory produced during the period that the stripping occurred. Issue No. 04-6 is effective for the first reporting period in fiscal years beginning after December 15, 2005. As the Company begins production subsequent to December 31, 2005, we will follow the recommendations of No. 04-6.

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

24. Comparative figures

Certain comparative figures have been reclassified to confirm with presentation adopted in the current year.

ITEM 19 EXHIBITS

EXHIBIT NO.

1.1	Articles of Amalgamation (1)

1.2	By-Law No. 1 (1)

2.1	Shareholders Rights Plan Agreement (1)

4.1	Stock Option Plan of the Company dated November 2, 1994 (1)

4.2	Stock Option Plan of the Company dated March 27, 2002 (2)

4.3	Amended 1994 Stock Option Plan of the Company dated May 8, 2003 (2)

4.4	Amended 2002 Stock Option Plan of the Company dated May 8, 2003 (2)

4.5	Stock Option Plan of the Company dated May 7, 2004 (3)

4.6	Employment Contract with Douglas J. Rowe (1)

4.7	Finders Fee Agreement between the Company and American Precious Metals Inc. dated
June 24, 1999 (1)

4.8	Shareholders Rights Plan Agreement dated March 28, 2005 (4)

11.1	Code of Business Conduct and Ethics (3)

11.2	Code of Conduct

12.1	Certification of Principal Executive Officer Pursuant to Section 302 of the Sarbanes-
Oxley Act of 2002

12.2	Certification of Principal Financial Officer Pursuant to Section 302 of the Sarbanes-
Oxley Act of 2002

13.1	Certification of Principal Executive Officer Pursuant to 18 U.S.C. Section 1350, As
Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2	Certification of Principal Financial Officer Pursuant to 18 U.S.C. Section 1350, As
Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.3	Consent from Myers Norris Penny LLP for December 31, 2004 and 2003.

13.4	Consent from Ernst and Young LLP for December 31, 2005.

99.1	News Release of the Company dated September 27, 2000 (1)

(1)	Previously filed by the Company as part of its Registration Statement on Form 20-F filed on September 29, 2000 (SEC File No. 0-31645)
(2)	Previously filed by the Company as part of its Form 20-F filed on June 30, 2003 (SEC File No. 0-31645)
(3)	Previously filed by the Company as part of its Form 20-F filed on June 29, 2004 (SEC File No. 0-31645)
(4)	Previously filed by the Company as part of its Form 20-F filed on June 28, 2005 (SEC File No. 0-31645)

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

BIRCH MOUNTAIN RESOURCES LTD.

Date: November 10, 2006
	By:	"Douglas J. Rowe"
Douglas J. Rowe
President and Chief Executive Officer