Form 20-F
period 2006-12-31
BIRCH MOUNTAIN RESOURCES LTD
filed 2007-04-02
CIK 1006224

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2006
OR
☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report______________

For the transition period from ___________________________ to _______________________

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
None

Indicate the number of outstanding shares of each of the issuer's classes of capital stock as of the close of the period covered by the annual report.
81,278,487 Common Shares

Indicate by check mark if the registrant is a well-seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ☐	No ☒

If this report is an annual or transition report, indicicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes ☐	No ☒

Note – Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those sections.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such report), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒	No ☐

Indicate by check mark whether the registrant is a large accelerated filer. An accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accredited filer" in Rule 12b-2 of the Exchange Act (Check one):

Large accelerated filer □	Accelerated filer ☒	Non-accelerated filer □

Indicated by check mark which financial statement item the registrant has elected to follow.

Item 17 ☒	Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes ☐	No ☒

TABLE OF CONTENTS

TABLE OF CONTENTS			2
GLOSSARY & ABBREVIATIONS			4
SPECIAL NOTE REGARDING FORWARD LOOKING STATEMENTS			6
REPORTING CURRENCY AND FINANCIAL INFORMATION			6
ITEM 1	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS		7
ITEM 2	OFFER STATISTICS AND EXPECTED TIMETABLE		7
ITEM 3	KEY INFORMATION		8
	A.	Selected Financial Information	8
	B.	Capitalization and Indebtedness	8
	C.	Reasons for the Offer and Use of Proceeds	9
	D.	Risk Factors	9
ITEM 4	INFORMATION ON BIRCH		14
	A.	History and Development of Birch	14
	B.	Business Overview	15
	C.	Organizational Structure	23
	D.	Property, Plants and Equipment	24
ITEM 4A		Unresolved Staff Comments	29
ITEM 5	OPERATING AND FINANCIAL REVIEW AND PROSPECTS		30
	A.	Operating Results	30
	B.	Liquidity and Capital Resources	32
	C.	Research and Development, Patent and Licenses	34
	D.	Trend Information	34
	E.	Off-Balance Sheet Arrangements	35
	F.	Tabular Disclosure of Contractual Obligations	35
ITEM 6	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES		36
	A.	Directors and Senior Management	36
	B.	Compensation	39
	C.	Board Practices	40
	D.	Employees	41
	E.	Share Ownership	42
ITEM 7	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS		43
	A.	Major Shareholders	43
	B.	Related Party Transactions	43
	C.	Interests of Experts and Counsel	44
ITEM 8	FINANCIAL INFORMATION		44
	A.	Consolidated Statements and Other Financial Information	44
	B.	Significant Changes	44
ITEM 9	THE OFFER AND LISTING		44
	A.	Offer and Listing Details	44
	B.	Plan of Distribution	45
	C.	Markets	45
	D.	Selling Shareholders	46
	E.	Dilution	46
	F.	Expenses of the Issue	46
ITEM 10	ADDITIONAL INFORMATION		46
	A.	Share Capital	46
	B.	Memorandum and Articles of Association	46
	C.	Material Contracts	47

GLOSSARY & ABBREVIATIONS

Certain terms and their usage used throughout this Form 20-F are defined below.

ABCA	The Business Corporations Act (Alberta).
Aggregate	A granular material composed of gravel or crushed rock and containing less than 50% sand.
Asphalt	A mixture of crushed rock, gravel or sand and bitumen residues from oil and gas refining that is used in paving and roofing applications.
Assay or fire assay	A high-temperature process involving the melting of a rock to determine its precious metal content.
AMEX	The American Stock Exchange.
Basement	The part of the Earth's crust that occurs beneath a cover of sedimentary rocks.
Birch or Company	Birch Mountain Resources Ltd., its predecessors and subsidiaries.
Carbonate	A sedimentary rock composed of minerals containing carbon and oxygen in the form of carbonate (CO3); for example, limestone.
CERI	Canadian Energy Research Institute.
Coke	A solid residue of impure carbon obtained as a residual product of hydrocarbon upgrading or refining.
Cretaceous	The geological time period between about 135 and 65 million years ago.
Devonian	The geological time period between about 410 and 360 million years ago.
Evaporite	A sedimentary rock containing minerals formed from the evaporation of marine and/or non-marine waters.
Extraction	A chemical or physical process by which a metal or mineral is separated and removed from a host rock.
Fault	A discrete surface separating two rock masses which have moved past one another.
Flue Gas Desulphurization or FGD	A process by which gaseous sulphur compounds, including sulphur (SO2) and sulphur trioxide (SO3) are removed from flue gases produced by burning sulphur-bearing fossil fuels.
Formation or Geological Formation	A body of rock having easily recognizable boundaries and properties that allows it to be identified in the field without resorting to microscopic or chemical analyses.
Grade	The relative quantity of ore-mineral content in a mineralized body, e.g. grams of gold per t of rock or percent of copper.
Glacial Gravels	Surface gravels deposited by glaciers.
Hammerstone Project	The project to develop and commercialize limestone mineral reserves on Birch's mineral leases in the Fort McMurray region of northeast Alberta, which encompasses the initial starter quarry (the MVQ).
Igneous	A rock that has cooled and solidified from a melt.
Industrial Mineral	A non-metallic mineral or rock that is used for industrial purposes.
Kiln	A large fire-brick lined furnace for making quicklime.
Limestone	A rock predominantly composed of the mineral calcite (calcium carbonate (CaCO3)).
Microparticle	A particle of 0.1 to 100 micrometres in size.
Mineral Lease	A metallic and industrial mineral lease issued by the Province of Alberta that conveys the right to develop and produce metallic and industrial minerals.

Mineral Permit	A metallic and industrial mineral permit issued by the Province of Alberta that conveys the right to explore for metallic and industrial minerals.
Mineral	A naturally occurring homogeneous substance having fixed physical properties and chemical composition and a defined crystal form.
Mineral Property	Any form of title or right to explore and/or mine granted by a government pursuant to one or more of: a claim, contract of work, special exploration permit, mineral lease or mineral permit.
Mineral Reserve	That part of a mineral deposit that could be economically and legally extracted or produced at the time of the reserve determination.
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

MVQ	The initial limestone aggregate quarry called the Muskeg Valley Quarry.
Nanoparticle or nanocluster	A particle of 0.1 to 100 nanometres in size.
NI 43-101	National Instrument 43-101 prepared by the Canadian Securities Regulators and which governs the public disclosure of mining information in Canada.
NRCB	Natural Resources Conservation Board.
Oil Sands Deposit	A porous body of sand containing liquid hydrocarbons or bitumen.
Prairie Gold Model	An exploration model postulating the origin of precious and non-precious metals microparticles observed in rocks from the Athabasca region of Alberta and the Dawson Bay area of Manitoba.
Precambrian Era	The major period of geologic time before 570 million years ago.
Precious Metals	A group of unoxidizable metals of relatively high economic value; includes silver, gold, platinum and palladium, amongst others.
Quicklime	Calcium oxide or CaO produced by heating limestone at white heat in a kiln.
RMWB	Regional Municipality of Wood Buffalo.
Sedimentary Rock	A rock originating from the weathering of pre-existing rocks that is deposited in layers on the Earth's surface by air, water or ice.
Structure	The physical arrangement of rock related to its deformation by, for example, faulting.
Tailings	The material removed from the milling circuit after separation of the valuable metals, minerals or in the case of oil sands, bitumen.
TSX	The Toronto Stock Exchange Inc.
TSXV	The Toronto Venture Exchange and its predecessors.
US	The United States of America.

CONVERSION FACTORS:	1 tonne	=	1 t, 1.1023 short tons, 1,000 kilograms or 2,204.6 pounds
	1 Hectare	=	2.4711 Acres
	1 Kilometre	=	0.6214 Miles
	1 Micrometre	=	0.000001 metre
	1 Nanometre	=	0.000000001 metre

SYMBOLS:	$ or Cdn$	=	Canadian dollar
	t	=	Metric tonne
	Kt	=	Kilotonnes (thousands of metric tonnes)
	Km	=	Kilometre

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

REPORTING CURRENCY AND FINANCIAL INFORMATION

Currency and Exchange Rates

Financial information in this Form 20-F is expressed in Canadian dollars; therefore, unless otherwise noted, references to “Cdn$” or “$” are to Canadian dollars.  The following tables sets forth the period-end exchange rate, the average of the period, and the high and low exchange rates in the period, for the Canadian dollar in exchange for United States dollars, based upon the inverse of exchange rates reported by the Federal Reserve Bank of New York at the noon buying rates in New York City for cable transfers payable in Canadian dollars as certified for customs purposes.  As of December 31, 2006, the noon rate of exchange, as reported by the Federal Reserve Bank of New York for the conversion of United States dollars into Canadian dollars was US $0.8582 (US $1.00 = CDN $1.1652).  As of March 28, 2007 the noon rate of exchange, as reported by the Federal Reserve Bank of New York for the conversion of United States dollars into Canadian dollars was US $0.8636 (US $1.00 = CDN $1.1579).

	Twelve Months Ended December 31
	2006	2005	2004	2003	2002
Rate at End of Period	$0.8582	$0.8579	$0.8310	$0.7727	$0.6344
Average Rate During Period	0.8818	0.8254	0.7696	0.7163	0.6372
High Rate During Period	0.9100	0.8690	0.8493	0.7747	0.6656
Low Rate During Period	0.8528	0.7872	0.7158	0.6327	0.6175

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

	February 2007	January 2007	December 2006	November 2006	October 2006	September 2006
Rate at End of Period	$0.8547	$0.8480	$0.8582	$0.8762	$0.8907	$0.8952
Average Rate During Period	0.8540	0.8502	0.8671	0.8804	0.8861	0.8827
High Rate During Period	0.8631	0.8586	0.8760	0.8869	0.8965	0.9100
Low Rate During Period	0.8437	0.8457	0.8582	0.8715	0.8784	0.8528

ITEM 1

        IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

This item is not applicable.

ITEM 2

        OFFER STATISTICS AND EXPECTED TIMETABLE

This item is not applicable.

ITEM 3

        KEY INFORMATION

A.

Selected Financial Information

The following selected consolidated financial data for the years ended December 31, 2006, 2005, 2004, 2003, and 2002 are derived from the audited consolidated financial statements for the periods indicated and should be read in conjunction therewith.

Twelve Months Ended December 31 (audited) All amounts are expressed as thousands of Canadian dollars (except per share data in Canadian dollars)
	2006	2005	2004	2003	2002

Canadian GAAP(1)
Sales	1,541	-	-	-	-
Interest income	498	332	48	312	251
Expenses	11,243	4,974	2,935	1,880	2,147
Loss before income taxes	(10,194)	(4,642)	(2,887)	(1,568)	(1,896)
Loss for the year	(10,194)	(4,642)	(2,887)	(1,568)	(1,896)
Loss per share(2)	(0.13)	(0.08)	(0.05)	(0.05)	(0.06)
Total assets	84,973	48,561	9,532	2,424	265
Liabilities	44,731	7,126	3,081	899	934
Shareholders' equity	40,242	41,435	6,451	1,525	(755)
Total common shares outstanding(3)	81,278	80,487	66,307	50,449	36,886
US GAAP (4)
Sales	1,541	-	-	-	-
Interest income	498	332	48	312	251
Expenses	24,738	15,254	6,088	2,217	2,147
Loss before income taxes	(22,699)	(14,922)	(6,040)	(1,905)	(1,896)
Loss for the year	(22,699)	(14,922)	(6,040)	(1,905)	(1,896)
Loss per share(2)	(0.28)	(0.17)	(0.11)	(0.06)	(0.05)
Total assets	58,841	34,792	6,043	2,088	265
Liabilities	49,465	7,126	3,081	899	934
Shareholders' equity	9,376	27,666	2,962	1,189	(669)
Total common shares outstanding(3)	81,278	80,847	66,307	50,449	36,886

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

C.

Reasons for the Offer and Use of Proceeds

This item is not applicable.

D.

Risk Factors

Birch is an Early Production Stage Company

Birch opened the Muskeg Valley Quarry, the initial starter quarry situated within the Hammerstone Project, in December 2005, under the regulatory approvals and operating permits received in August 2005.  The MVQ is fully operational, providing and selling a range of limestone aggregate products.  First commercial sales occurred in the second quarter of 2006.

In May 2006, Birch filed an application with the provincial regulatory authorities for the remainder of the Hammerstone Project, to integrate the existing MVQ with an expanded quarry and aggregate plant, as well as a limestone processing complex to produce limestone-based reagent products.

There are risks that the MVQ's ongoing operations may experience slowdowns and production interruptions and that operating costs may be higher than estimated.

Similarly, there are risks that the Hammerstone Project may be delayed or that the limestone processing complex may not commence operations.

These risks are due to many factors, including, without limitation:

•

breakdown or failure of equipment or processes;

•

production performance falling below expected levels of output or efficiency;

•

design errors;

•

contractor or operator errors;

•

non-performance by third-party contractors;

•

labour disputes, disruptions or declines in productivity;

•

increases in materials, equipment or labour costs;

•

inability to attract sufficient numbers of qualified workers;

•

delays in obtaining, or conditions imposed by, regulatory approvals;

•

changes in the scope of the development or operations;

•

violation of permit requirements;

•

disruption of energy supply; and

•

catastrophic events such as fires, earthquakes, storms or explosions.

The current operation and construction schedules may not proceed as planned, there may be delays and the development of the Hammerstone Project may not be completed on budget.  Any such delays will likely increase the costs and may require additional financing, which financing may not be available.  Actual costs to construct and develop the Hammerstone Project will vary from estimates and such variances may be significant.

Given the stage of development of the Hammerstone Project, various changes may be made prior to completing construction.  Based upon current scheduling, the Hammerstone Project is not expected to start commercial quicklime operations until 2009.  The information contained herein, including, without limitation, reserve and economic evaluations, is conditional upon receipt of all regulatory approvals and no material changes being made to the planned MVQ operations and the Hammerstone Project.

Mineral Reserve Quantities and Quality are Based on Estimates

There are numerous uncertainties inherent in estimating quantities of mineral reserves, including many factors beyond Birch's control, and no assurance can be given that the indicated level of reserves or recovery thereof will be realized.  In general, estimates of economically recoverable limestone reserves and the future net cash flow there from are based upon a number of factors and assumptions made as of the date on which the reserve estimates were determined, such as estimates of future demand for limestone products, geological and engineering estimates which have inherent uncertainties, the assumed effects of regulation by governmental agencies and estimates of future commodity prices and operating costs, all of which may vary considerably from actual results.  All such estimates are, to some degree, uncertain and classifications of reserves are only attempts to define the degree of uncertainty involved.  For these reasons, estimates of the economically recoverable limestone, the classification of such reserves based on risk of recovery and estimates of future net revenue expected there from, prepared by different engineers or by the same engineers at different times, may vary substantially.

Estimates with respect to mineral reserves that may be developed and produced in the future are often based upon volumetric calculations and upon analogy to similar types of reserves and/or estimates of future sales, rather than upon actual production history.  Estimates based on these methods generally are less reliable than those based on actual production history.  Subsequent evaluation of the same reserves based upon production history will result in variations, which may be material, in the estimated reserves.

Mineral reserve estimates may require revision based on actual production experience.  Mineral reserves have been determined based upon projected demand and estimated aggregate and quicklime prices and operating costs.  Market price fluctuations of aggregate, quicklime, cement and other product prices may render uneconomic the recovery of certain grades of limestone.  Moreover, short-term factors relating to oil sands development and world oil prices may impair profitability in any particular period.

No assurance can be provided as to the quantity or quality of the limestone to be produced from the quarry.

Birch Has a Lack of Cash Flows and Financing May Not be Available to the Company

Birch is a developing company and does not yet have sufficient revenues to meet its yearly operating and capital requirements. The Company has historically raised funds necessary to conduct its business primarily through issuance of equity or debt.  There is no guarantee the Company will be able to continue to raise funds through additional equity issuances, project debt financing, joint ventures and/or partnering arrangements.

The Company has incurred operating losses since its inception in 1995.  Losses are from costs incurred in operating and developing the Industrial Minerals Division, mineral exploration and mineral technology research.  Additional operating losses may occur in the future as a result of the continued operation of the MVQ and development of the Hammerstone Project.  However, the MVQ is expected to start generating increased revenues from aggregate sales in 2007.

Competitive Risk May Reduce the Company's Ability to Operate

Birch negotiates sale arrangements with its customers and has proven that its aggregate products are reliable and suitable for use in the oil sands industry.  Although the Company believes that competing aggregate resources in the Fort McMurray region are limited in both size and quality and, as a result, high market share assumptions have been made, Birch may have to compete with larger companies that have greater assets and financial and human resources, and which may be able to sustain larger losses than the Company to develop business.  Birch, and the economic viability of the MVQ and the Hammerstone Project may be negatively impacted if large new sources of aggregates and/or industrial minerals are located and developed.

Although no other quicklime and reagent limestone production operations exist in the region, one or more competitors currently supply lime products to the oil sands industry. Even with a quicklime and reagent limestone plant in the region, Birch expects it will face intense competitive pressures as it begins to bring its reagent limestone and lime products to market. In the face of this competition, Birch may need to lower prices for its products to reach its market share objectives.

Alternate Technologies May Reduce the Demand for the Company's Products

The use of limestone for aggregates and the use of quicklime and limestone as products for the treatment of air emissions and water treatment could be replaced by alternate technologies if the oil sands industry develops or locates more cost effective and efficient methods.  The rate of development of new technologies and the impact of their development on the Company's business cannot be determined.

Price Risks May Affect the Marketability of Products Produced and the Company's Financial Results

The industrial mineral industry is intensely competitive and even if commercial quantities of mineral reserves are developed, a profitable market may not exist for the sale of such reserves. Factors beyond the control of the Company may affect the marketability of any product produced. Significant price movements over short periods of time may be affected by numerous factors, including international economic and political trends, expectations of inflation, currency exchange fluctuations (specifically, the Canadian dollar relative to other currencies), interest rates and global or regional consumption patterns, speculative activities and increased production due to improved mining and production methods. The price of industrial minerals has a significant influence on the market price of the Company's shares and the Company's business activities.  The effect of these factors on the price of the Company's products cannot accurately be predicted.

Aggregate pricing in the Fort McMurray region is typically done on a spot or job basis and long-term contracts are uncommon.  Future prices and forecasting of revenues is difficult and unknown and future prices are outside the control of the Company.  If prices decline, the financial results of the Company will be adversely affected.

Customer Dependency May Reduce the Flexibility of the Company to Operate

Birch is reliant on the oil sands industry in the Fort McMurray area for the majority of its revenue.  Costs of transportation of aggregate are high relative to its cost of production and will limit the Company's ability to ship the product over longer distances.  Risks affecting oil sands companies, such as fluctuating oil and natural gas prices, fluctuations between the US and Canadian dollar, energy costs, labour shortages and capital cost overruns, could have a negative impact on Birch.  There is no guarantee oil sands companies will require the predicted volume of the Company's products.

Personnel Risks May Impact the Company's Ability to Carry Out its Operational Plans

At December 31, 2006, Birch had 27 full time and two part-time employees.  The Company relies on various other part time workers, contractors and consultants to assist in executing operations and providing technical guidance.

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

Birch will be dependent on maintaining its key staff to explore and develop the mineral deposits on the Company's mineral properties.  As the Company continues to grow and expand its operations. it will be necessary to rely on workers, contractors and consultants in the local area. In northern Alberta, skilled labour shortages are common. There is uncertainty regarding the ability to retain and attract personnel to the project and should the Company not have adequate personnel, the project may not become operational or may not be economically viable.

Additionally, Birch is relying upon the good faith, expertise and judgment of the officers and directors of the Company to make appropriate decisions with respect to investments and operations.

Birch Will Require Additional Regulatory Approvals and Operating Permits

In the ordinary course of business, mining companies are required to seek regulatory approvals and operating permits from the federal, provincial and local governments for expansion of existing operations and the commencement of new operations.  Obtaining the necessary regulatory approvals and operating permits is a complex and time-consuming process involving numerous agencies and often involving public hearings and costly undertakings on the part of the Company.  The duration and success of regulatory and permitting efforts are contingent upon many variables outside the Company's control.  Environmental protection permitting, including the approval of reclamation plans, may increase costs and cause delays depending on the nature of the activity to be permitted and the interpretation of applicable requirements implemented by the permitting authority.  There can be no assurance that all regulatory approvals and operating permits will be obtained and, if obtained, that the costs involved will not exceed those previously estimated by the Company.  It is possible that the costs and delays associated with the compliance with such standards and regulations could become such that the Company could not proceed with the development or operation of the Hammerstone Project.  All regulatory approvals and operating permits for the MVQ were received in July 2005.

Title Risks May Result in Title Claims or Disputes

Birch is satisfied that it has good and proper right, title and interest in and to the mineral properties that are currently under development or in production.

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

Regulatory and Environmental Requirements May Impact the Company's Ability to Operate

The Company operates in areas that are subject to governmental provisions regulating operations and development of mineral resources.  Birch Mountain may be constrained or forbidden to develop its plans or mandated operating guidelines may adversely affect the economic viability of the projects.  The Company holds mineral permits and leases issued by the Government of Alberta.

Birch is required by regulation to operate under certain environmental guidelines that are mandated by the Government of Alberta and the Government of Canada.  Additionally, public expectation of industry's environmental performance remains high. The Company has established environmental policies that it believes will allow it to operate effectively under the environmental guidelines.  Birch has and will continue to work with the regulators and local communities to address public environmental concerns. Regulatory agencies may impose operating limitations that could adversely affect Birch's revenues and/or the economic viability of a project.

Abandonment and Reclamation Costs and Regulations May Change

Birch is responsible for complying with terms and conditions of environmental and regulatory approvals and all laws and regulations regarding the abandonment of the site and reclamation of its lands at the end of its economic life, which abandonment and reclamation costs may be substantial.  A breach of such legislation and/or regulations may result in the imposition of fines and penalties, including an order for cessation of operations at the site until satisfactory remedies are made.  Abandonment and reclamation costs are estimates and since they will be a function of regulatory requirements at the time, costs of goods and services at the time and the value of the salvaged equipment may be more or less than the abandonment and reclamation costs. Birch is required to post bond or a letter of credit with Alberta Environment annually in an amount sufficient to reclaim the lands disturbed, thus managing the long-term reclamation liability.

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

Independent Reviews Provide No Assurance of Future Results

Although third parties have prepared reviews, reports and projections relating to the viability and expected performance of the MVQ and the Hammerstone Project, it cannot be assured that these reports, reviews and projections and the assumptions on which they are based will, over time, prove to be accurate.

There is a Possibility of Dilution to Present and Prospective Shareholders

Any transaction involving the issuance of additional Birch shares or securities may result in dilution, possibly substantial, to present and prospective holders of Common Shares.

Shareholders Rights Plan May Discourage Change in Control Transactions

Although the Company's shareholders rights plan (“Rights Plan”) is not intended to prevent a take over of the Company, to secure continuance of current management or the directors in office or to deter fair offers for the common shares of the Company, it may have the result of discouraging certain transactions by making such transactions impractical.  See “Item 10B - Additional Information - Memorandum and Articles of Association”.

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

ITEM 4

        INFORMATION ON BIRCH

A.

History and Development of Birch

Birch is an Alberta mineral exploration, development and production company formed under the provisions of the ABCA, by amalgamation of one of Birch's predecessors, also named Birch Mountain Resources Ltd., and its wholly owned subsidiary, Birch Mountain Minerals Ltd., on December 31, 1995.

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

From early 2000 to 2002, the Company's work led to the development of methods to isolate and image, using high-resolution transmission electron microscopes, naturally occurring base and precious metal nanoparticles in rocks and process residues from the Athabasca region of northeast Alberta.  The commercial significance of these findings has not been determined.  A reliable method for measuring precious metal concentration has not yet been developed nor have independently verified and commercial methods of extraction been developed.  In December 2002, Birch was awarded US patent 6,494,932 entitled, “Recovery of Natural Nanoclusters and the Nanoclusters Isolated Thereby”, which covers processes for the recovery of natural nanoparticles from geological materials and their processed counterparts.

In June 2002, the Industrial Minerals Division was established to pursue opportunities arising from growing demand for industrial minerals in the Athabasca region of northeast Alberta.  The mineral rights held by the Company offer a compelling business opportunity due to their location close to current and planned oil sands facilities and the forecast increase in demand for aggregate and quicklime products from the oil sands industry and local infrastructure requirements.  Consequently, management has focused on this business opportunity over the past four and a half years.

Principal Capital Expenditures

The Company has invested principally in its mineral properties in the Athabasca over the last four years.  Over the past four years, $50.9 million has been invested in the MVQ and the Hammerstone Project and $19.4 million has been invested in mining equipment, software, hardware, leasehold improvements and miscellaneous office equipment.  There have been no significant divestitures or disposals over the past three years.

B.

Business Overview

Birch's principal operations are located north of Fort McMurray, Alberta, where the Company holds metallic and industrial mineral rights over an extensive portion of the Athabasca region in the heart of Alberta's expanding oil sands industry.  Birch does not own the mineral rights to the geological formations that contain the oil sands, but owns the mineral rights to the rocks that lie geologically beneath the oil sands. Since 2002, Birch has worked to commercialize the industrial mineral potential of limestone deposits that occur on its mineral holdings in the Athabasca region.

The Company operates separate divisions for industrial minerals, and mineral exploration and technology and the consolidated financial statements provide segmented information to identify expenditures in each. See “Item 17 - Financial Statements.”

Industrial Minerals

Muskeg Valley Quarry

In 2004, Birch formally applied to license a limestone quarry called the Muskeg Valley Quarry, situated within the Hammerstone Project.  This original application was to develop a starter quarry to supply crushed limestone aggregate to the local market.

In February 2004, Birch released an independent technical report on the MVQ project entitled, Muskeg Valley Project, Alberta – Independent Qualified Person's Review and Technical Report (the “2004 Technical Report”).  The 2004 Technical Report was a preliminary assessment of the aggregate and calcinable limestone potential of the proposed MVQ.  It included a mineral resource estimate for calcinable and aggregate grade limestone, and a preliminary financial model. The 2004 Technical Report concluded that additional studies directed towards the construction and operation of a combined aggregate and quicklime facility were justified.

In March 2004, Birch filed an application and the supporting Environmental Impact Assessment (the “MVQ Application”) with the NRCB to develop, operate and reclaim a quarry and aggregate plant on its mineral leases adjacent to the Muskeg River. The Company received Approval NR-2005-1 from the NRCB on July 14, 2005, as authorized by an Order in Council from the Alberta Government the previous day, to construct and operate the MVQ and an aggregate plant.  During the last two quarters of 2005, site preparation work was completed that provided access to the MVQ.  Trees and overburden were cleared and a two-kilometre commercial access road was established.  The Company extracted limestone from surface exposures of its own limestone and used it in building the access road.  During the second quarter of 2006, aggregate meeting various product specifications was produced and the first sales from the MVQ were made.

Quarry development continued through 2006 in order to create the space necessary to operate efficiently and to provide access to the four limestone rock units present in the quarry.  Overburden was removed and pit materials were excavated and trucked to stockpiles.

The Hammerstone Project

As geological evaluation of the proposed MVQ progressed, testing of core samples from a 1996 drill hole and from new holes drilled in late 2002 and early 2003 confirmed the presence of high-calcium limestone suitable for producing quicklime. Quicklime is used in a range of industrial and environmental applications including flue gas desulphurization (“FGD”), which removes sulphur, mercury and other contaminants from atmospheric emissions from bitumen upgrading, and in treating water used in producing bitumen from SAGD in-situ projects.  Birch has determined that a number of oil sands operators are interested in a local source of quicklime and intends to pursue the business opportunity to establish a quicklime plant on its proposed quarry site.

In December 2004, the Company filed a Public Disclosure Document for the Hammerstone Project, a project involving a southward expansion of the MVQ and construction and operation of a quicklime plant.  The footprint of the starter MVQ lies wholly within and is continuous with the Hammerstone Project. Subsequently, in March 2005, Birch released a report conforming to NI 43-101 prepared by AMEC entitled Hammerstone Project Alberta:  Independent Qualified Person's Review and Technical Report (the “2005 Technical Report”).  The 2005 Technical Report was based on AMEC's prefeasibility study of the Hammerstone Project.  The 2005 Technical Report is available on SEDAR at its website, www.sedar.com.

In February 2006, Birch filed a Project Update for the Proposed Hammerstone Project (the “2006 Project Update”), describing an expanded limestone processing facility producing, in addition to quicklime: hydrated lime, milk of lime, recycled spent lime, cement and reagent limestone.   The update outlines the long-term development plan for the Hammerstone Project, which will include an initial lime plant and a cement plant constructed sequentially for more efficient use of project resources and alignment to local demand.  As the oil sands region expands, the Company will add additional lime kilns and product offerings to service the local demand requirements.  Birch's vision is to provide full-cycle products and services such as re-calcining spent lime and utilization of the gypsum by-product of flue gas desulphurization in site remediation.

In May 2006, Birch filed an application and environmental impact assessment with Alberta regulatory authorities for the Hammerstone Project (the “Hammerstone Application”). The area of the Hammerstone Application includes areas outside the area of the original MVQ Application. The proposed Hammerstone Project integrates the existing MVQ into an expanded quarry and aggregate plant, and adds a limestone-processing complex to produce limestone-based reagent products such as quicklime, hydrated lime and cement, as well as facilities for recycling spent lime and reclaiming solid residues generated when reagent limestone or lime are used to capture sulphur.

In August 2006, an updated independent NI 43-101 technical report entitled Hammerstone Project, Alberta: Qualified Person's Review and Technical Report (the “2006 Technical Report”) was released, based on an update of the pre-feasibility study. The 2006 Technical Report was authored by AMEC Americas Limited and Phoenix Process Engineering, Inc.

The 2006 Technical Report describes and values the Hammerstone Project, which will ultimately cover an area of 1,608 hectares (4,408 acres). Aggregate processing facilities within the quarry will supply the needs of the oil sands industry, local infrastructure and municipal demand, as well as providing feedstock for the proposed limestone-processing complex. Limestone aggregate and reagent product average yearly sales are projected to reach an ultimate level of 19 Mt. The limestone-processing complex includes a quicklime plant that will be built in stages, projected to reach a production capacity of 1 Mt per year. Some of the quicklime will be further processed into hydrated lime in a plant with an ultimate capacity of 400,000 tonnes per year.

Details of the Muskeg Valley Quarry and the Hammerstone Project

Location and Mineral Interests

The Hammerstone Project, which encompasses the MVQ, is located within Birch's Athabasca mineral property, approximately 60 km north of the City of Fort McMurray near the hamlet of Fort McKay, Alberta.  The Athabasca mineral property is described in greater detail in Section 4(D).  The Company's mineral leases convey the rights to develop and produce metallic and industrial minerals, including limestone, while the mineral permits allow the Company to explore for these same minerals.

The Hammerstone Project is located at a site favourable for development, where limestone occurs at surface or is overlain by only thin layers of muskeg and overburden.  The development boundaries have been determined from geological, environmental, and economic considerations.  The western boundary is set back 200 metres from the Muskeg River, consistent with setbacks for wildlife habitat on adjacent oil sands leases.  The southern boundary is an area where limestone is known from the Company's geological mapping to be at or near surface. The eastern boundary has been placed where the overlying Cretaceous and Quaternary sediments are more than 20 metres thick, making commercial development less attractive due to the requirement to remove increasing amounts of materials overlying the limestone.  To the north, the limestone deepens beneath increasingly thick oil sands.

Future expansion of the Hammerstone Project is only possible to the south because in this area limestone lies at or near surface.  The Quarry of the Ancestors, the site of an ancient stone quarry, was discovered by Birch during its fieldwork.  This northeast corner of the project area has been set aside as an archaeological exclusion zone and due to it historical significance is under protective notation by the Government of Alberta.

In some areas, Birch's mineral leases overlap with oil sands leases of Shell Canada Ltd. (leases 90 and 13) and Syncrude Canada Ltd. (leases 22 and 30). These companies own the mineral and hydrocarbon rights to the oil sands but not to the underlying Devonian limestone. Birch has co-development agreements with Syncrude Canada Ltd. and a cooperation and information sharing agreement with Albian Sands Energy Inc. (a joint venture between Shell Canada Ltd., Chevron Canada, and Western Oil Sands Inc.) that provide for cooperative exploration, environmental planning, development, extraction, and production activities in areas of the overlapping leases.

Exploration

Birch has conducted mineral exploration of the Hammerstone Project since 1995, as described in the 2006 Technical Report.  Industrial minerals exploration began in 2002 and since this time Birch has conducted geological mapping and sampling, core drilling, geochemical analyses, bulk sampling, calcine testing and aggregate testing of limestone from the Hammerstone Project area.  Birch interprets the results of its surface and subsurface exploration programs to indicate that limestone from the Hammerstone Project is suitable for producing construction aggregates, quicklime, cement and other products used by the oil sands industry and in municipal and infrastructure construction.

Mineralization

Limestone is exposed at surface across the Hammerstone Project area or is present beneath a thin layer of muskeg or glacial overburden. The four limestone units selected for quarrying are accessible from surface and all together are up to 45 metres thick; additional limestone units are present below the lowest unit. The 2005 Technical Report identifies construction aggregate, concrete rock and quicklime as products to be made from limestone quarried at the Hammerstone Project.  Other products including reagent limestone, hydrated lime, milk of lime and cement were identified in the 2006 Technical Report.

Drilling

Birch has conducted drill programs within and near the Hammerstone Project, drilling 5 holes in 1996, 9 holes in 2002/2003 and 10 holes in 2004.  Additional drilling was done for hydrogeological testing in late 2005 and early 2006, but these holes were not cored. In 2006, Birch Mountain Resources drilled fourteen core holes at 13 locations. Twelve holes development holes were within MVQ and one exploration hole was drilled off-site at Poplar Creek, north of Fort McMurray. All core was logged by Birch staff. The MVQ drill results show continuity of stratigraphy with other drill data from across the Hammerstone Project. The 2006 drill core information was not available to be included in the 2006 Technical Report.

Sampling and Analysis

Birch conducted industrial mineral sampling programs across the Hammerstone Project area from 2002 to 2006; a total of 205 samples were collected and submitted for multi-element geochemical analyses.  In 2004, one 300 tonne bulk sample was collected from a surface pit for aggregate testing.  In 2005, drill core and excavated samples were tested to determine suitability for producing aggregate products. Drill core samples were taken over selected intervals and submitted for some or all of: aggregate testing, multi-element geochemical analyses and calcine testing. Birch concluded the results of its surface and drill core sampling programs demonstrated that construction aggregates, concrete rock and quicklime can be produced from the Hammerstone Projects.

Development of the Hammerstone Project

The details in this section for the Hammerstone Project are extracted from the 2006 Technical Report.

Quarry and Aggregate Plant Development and Operations

The MVQ was opened in December 2005; production began in the first quarter of 2006 with the first sale recorded in June 2006. Site preparation at the MVQ required clearing of trees and stripping and stockpiling of organic soils and overburden, construction of access roads, water diversion structures and wash ponds, and installation of a weigh scale and office. The quarry operates as a conventional drill-blast-crush operation.  Primary crushing plants are to be located near the rock face and fed by excavators or wheel loaders.  In-pit conveyors move rock from the primary crushers to secondary crushing plants.  Birch contracted a local quarry operator to operate the quarry in 2006, but has since assumed control of all quarry operations.  In 2006, Birch purchased a Hitachi EX1800 hydraulic shovel and a Cedarapids portable screening and crushing plant to meet increasing production demands.

Hammerstone Limestone Processing Complex

The current development plan for the Hammerstone Project was presented in the 2007 Hammerstone Project Update (the “2007 Project Update”), filed with NRCB, Alberta Environment and the Alberta Board on February 27, 2007. The purpose of the 2007 Project Update was to inform regulators and regional stakeholders of Birch Mountain's optimized development plan for the Hammerstone Project, completed subsequent to filing the 2006 Technical Report in August 2006. The 2007 Project Update contains a revised start-up plan and staged capital expenditures that better align production capacity with demand projections. Quarry and aggregate plant operations for the Hammerstone Project remain unchanged from the 2006 Technical Report; however, plans for the limestone processing facilities have been revised and the early capital requirements reduced.

The capital savings are due to the adoption of flash calciners for initial quicklime production, beginning on-schedule in 2009. The modular flash calciners reduce project risk and enhance flexibility because they are less expensive and can be brought on stream as the market grows. Commissioning of the first rotary kiln is now scheduled for 2012, when projected quicklime and hydrated lime sales require its construction. Additional kilns for producing activated limestone and quicklime are scheduled for construction post-2012, as they are required to meet projected sales.

Capital Cost

The revised capital plan for Hammerstone presented in the 2007 Project Update was prepared using the quarry and aggregate plant information contained in the 2006 Technical Report, and new information and cost estimates prepared by Phoenix Process Engineering, Inc. for the limestone-processing complex.  The total capital cost estimate over the life of the project is now estimated to be $437 million (down from $536 million in 2006), which covers the direct field costs of executing four crushing plants, two flash calciners, one activation plant, three calcining plants, and the indirect costs associated with design, construction and commissioning.  Based on the 2007 Project Update, the estimated capital spending requirements for 2007 to 2011 are $108 million, down from the $229 million estimate in 2006 Technical Report.  Interest and financing costs during construction are excluded. The 2007 capital cost estimates for the Hammerstone Project are summarized in Table 4-1.

Table 4-1.  Hammerstone Development Capital (C$ million): 2007 Project Update.

Component	2007 to 2011	2012 to 2016	2016 to 2060	Total
Quarry and Aggregate Plant	11.9	11.3		23.2
Flash Calciner -1	24.0			24.0
Flash Calciner -2	30.0			30.0
Quicklime -1	42.0	42.0		84.0
Quicklime -2		74.0		74.0
Activation -1		74.0		74.0
Quicklime -3			148.0	148.0
Total Capital Cost	108	201	148	457

Operating Costs

The operating cost estimate is based on an owner-operated quarry, aggregate plant, and limestone processing complex, as described in the 2006 Technical Report. Costs have been calculated for the four main areas of mining, aggregate processing, calcining, hydrating, and site general and administration. Costs have been developed from data considered applicable to the Fort McMurray area. Table 4-2 shows the overall average operating cost anticipated for the Hammerstone Project over its planned 55-year life. This estimate is categorized as Class 4, Prefeasibility Study level, with a nominal expected accuracy of +25%/-25%, as defined by the Association for the Advancement of Cost Engineering Cost Estimate Classification System.

Table 4-2. Estimated Average Operating Cost for the Hammerstone Project from the 2006 Technical Report.

Area	Cost per Tonne Product ($)
Quarrying and rock haulage	1.88
Aggregate plant processing	1.66
Activation plant	9.48
Calcining plant processing	36.40
Hydration plant costs	15.22
General and administration	0.30

Financial Analysis

In the 2006 Technical Report, AMEC performed an independent financial analysis on the Hammerstone Project using a discounted cash flow approach that assumed 100% equity financing using first quarter 2006 Canadian dollars. Projections for annual revenues and costs are based on data developed for the limestone quarry, aggregate and limestone processing plants, capital expenditures and operating costs. Estimated project cash flows were used to determine the pre- and after-tax net present value (“NPV”) and pre- and after-tax internal rate of return (“IRR”).

The pre-tax NPV of the Hammerstone Project presented in the 2006 Technical Report is C$1,669 million and the corresponding after-tax NPV is C$1,099 million (see Table 4-3), using a discount rate of 7.5%. The project's pre-tax IRR is estimated to be 36.3% and after-tax IRR is estimated to be 31.2%. The payback period is estimated at 5.9 years from first production in January 2006. The base-case quarry life is 55 years.

Table 4-3.

Variation in NPV ($ million) with Discount Rate and IRR from the 2006 Technical Report.

	0%	2.5%	5%	7.5%	8%	10%	12.5%	15%
Pre-tax NPV	$12,891	5,874	2,987	1,669	1,500	1,005	640	424
Pre-tax IRR (%)	36.3%
After-tax NPV	$8,613	3,913	1,981	1,099	986	655	411	266
After-tax IRR (%)	31.2%

Sensitivity analysis was performed by varying quarrying cost, process cost, product price and capital expenditure across a range of minus 20% to plus 20%. The cash flow model is most sensitive to changes in reagent limestone and aggregate product price, significantly less sensitive to mining costs, processing cost, and capital costs, and least sensitive to lime plant fuel cost.

Regulatory Status

On June 14, 2005, Birch received a decision report from the NRCB recommending approval of the MVQ. All final operating permits for the MVQ were received in the third quarter of 2005.

Birch filed the application and EIA for the Hammerstone Project on May 24, 2006 and released the 2007 Project Update to regulators and the public on February 27, 2007.  The Company expects to receive regulatory approval for the Hammerstone Project by the end of 2007 or early 2008.

Industry Overview

The Hammerstone Project is centrally located among numerous existing and planned bitumen extraction and upgrading projects in the Athabasca oil sands region of Alberta.  These projects and the associated infrastructure and municipal development, are expected to be the primary sources of demand for aggregate and reagent limestone products in the Fort McMurray region.

Demand for aggregate and reagent limestone products changes between the construction and production phases of bitumen extraction and upgrading projects. The construction phase requires a range of aggregate products including sub-base, base and construction aggregates for building roads and production facilities. In addition, asphalt aggregate is required for road building, concrete rock for building bridges, foundations and other structures, and low permeability shale “pond liner” to construct impermeable liners and surface water control structures. There is little or no demand for reagent limestone during the construction phase of oil sands projects.

Oil sands bitumen production facilities also require aggregate products for on-going mine and in situ project development, facilities maintenance and support, but in lower amounts than for construction.  Demand for reagent limestone products is driven by oil sands production where they are used for boiler feed-water treatment and for the control of sulphur emissions (desulphurization) where alternative fuels containing sulphur are used instead of natural gas. The reagent limestone products used for desulphurization are crushed limestone with a high calcium carbonate content for flue gas desulphurization (FGD) or fluidized bed combustion (FBC), and quicklime for FGD. Hydrated lime is used for water treatment at in-situ extraction and upgrading projects.

Supply and Demand – Aggregate

Current supplies of glacial aggregates in the Fort McMurray region are limited in both size and quality.  Poplar Creek is a gravel pit near Fort McMurray that has recently reached total depletion.  Susan Lake is another gravel pit that is believed to have less than 5 to 10 years' supply.  Although additional deposits have been found more recently, they are typically small and inadequate to assure a long-lived supply for construction and operation of oil sands mining and in situ projects.  Typically, aggregate deposits remaining in the region are sand-rich and contain ironstone, rendering them inappropriate for use in manufacturing concrete.

Based on information reported in the 2003 and 2004 Athabasca Regional Issues Working Group (“RIWG”) aggregate surveys, the average annual demand for road quality aggregate over the period 2003 to 2008 was 7.7 million tonnes and for concrete rock, 0.8 million tonnes. However, the RIWG aggregate surveys did not consider limestone, which was then being used by two major oil sands producers. The average annual limestone use for aggregate by these companies for 2001 to 2005 was 2.2 Mt.  Therefore, based on historical limestone aggregate use and RIWG reported data, the average aggregate demand is estimated to be 10.7 Mt annually, of which 8.5 Mt is estimated to come from glacial gravels.

Supply and Demand – Reagent Limestone and Quicklime

Quicklime and hydrated lime are not currently produced in the region and must be trucked in from plants located elsewhere. Competing sources of quicklime, their respective capacities and approximate road distances from the location of the proposed Hammerstone limestone processing complex are listed in Table 4-4.

Table 4-4.

Competing Quicklime Plants, Canadian Prairies and Northern US Plains

Plant[1]	Location	Province/State	Capacity (tonnes/yr)	Distance (km)
Exshaw	Exshaw	Alberta	180,000	900
Summit	Coleman	Alberta	50,000	1,050
Faulkner	Faulkner	Manitoba	117,000	1,500
Indian Creek	Townsend	Montana	300,000	2,000

1Data from government and industry sources.

Crushed limestone for FGD is used at the Tar Island power plant operated by TransAlta Utilities Ltd. on behalf of Suncor Energy Inc.  This limestone is believed to be obtained from Waterways Formation limestone exposed at the base of Suncor's original pit located on the west side of the Athabasca River, north of the Tar Island complex. No commercial sources of limestone, including high-calcium reagent grade limestone, currently exist in the region, other than Birch Mountain's Muskeg Valley Quarry and Hammerstone Project.  Although precise figures are not publicly available, Birch Mountain estimates that current use of reagent grade limestone in neutralizing sulphur emissions in the region amounts to approximately 250,000 to 300,000 tonnes per year.

No independent information has been found on the consumption of quicklime by the oil sands industry or other industries in the region.  Quicklime is used as a reagent in existing industrial and municipal water treatment facilities and by the pulp-and-paper industry.  Some information has been obtained from public disclosure of chemical reagents used in the oil sands industry.  Birch Mountain estimates that the current total market for quicklime and hydrated lime in northeast Alberta is 50,000 to 100,000 tonnes per year.  Much of the current demand is believed to be in the Cold Lake region, where water treatment is required for in situ steam-assisted recovery of bitumen from the oil sands.

Long-Term Demand and Sales Forecast

The long-term demand for limestone products in the Fort McMurray region is dominated by the construction and production requirements of the oil sands industry.  As described in the 2006 Technical Report, Birch Mountain contracted the Canadian Energy Research Institute (“CERI”) of Calgary, and Dr. Graham Davis, a mineral economist and professor at the Colorado School of Mines, to update the oil sands bitumen supply model developed be CERI and used in the 2005 Technical Report. The updated “CERI/Davis” model projected oil sands construction activity and bitumen production and upgrading from 2006 to 2070 and this formed the basis of Birch's most recent long-term demand and sales projections. The CERI/Davis model predicts that oil sands bitumen supply will continuously increase over the period 2006 to 2070, reaching nearly 12 million barrels per day by 2070.

Demand factors were derived for each of the limestone aggregate and reagent products scheduled for production at the Hammerstone Project. The demand factors are estimates of how much of each product is required for each barrel-per-day of oil sands capacity added by construction or each barrel-per-day of production capacity. Demand factors for aggregate and hydrated lime were independently derived from engineering design considerations. Demand factors for reagent limestone and quicklime were calculated using assumptions regarding the types and amounts of alternative sulphur-bearing fuels used by the oil sands industry over the period 2006 to 2060.

Forecast sales for limestone products were estimated by multiplying the CERI/Davis forecast oil sands construction and supply figures by the demand parameters and Birch's estimates of future market share.  For aggregate, market share estimates were adjusted to reflect competition from other known gravel deposits.  For quicklime and reagent limestone, market share estimates were made by distance weighting market share based on the closest alternative supplier at Exshaw, Alberta.  The most recently published sales estimates for all products are in the 2006 Technical Report.

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

Continuing Development of the Hammerstone Project

The Hammerstone prefeasibility update study, upon which the 2006 Technical Report is based, defined the geological, engineering, process, and financial criteria necessary to develop a quarry plan and mineral reserve estimate for the Hammerstone Project. The quarry will include and expand upon the existing Muskeg Valley Quarry and grow to cover an area of 1,608 hectares with a projected life of approximately 55 years. Quarrying will progress from north to south exposing the rock units required for production as needed. In the Hammerstone Application filed in May 2006, Birch is also seeking regulatory approval to construct and operate facilities to produce cement, recycle spent lime and store the solid by-product gypsum that is generated when limestone and/or lime are used to capture sulphur in combustion of alternative fuels. The Company expects to invest in excess of $500 million in developing the Hammerstone Project.

C.

Organizational Structure

Birch has two inactive, wholly owned subsidiaries, Dawson Bay Minerals Inc., incorporated pursuant to the Corporations Act (Manitoba) and Muskeg Valley Minerals Inc., incorporated pursuant to the ABCA.

The Company also has a 49% interest in a joint venture partnership operating as Hammerstone Products Limited.  The other joint venture partner is the Fort McKay First Nation who own the remaining 51% interest.  Hammerstone Products Limited will provide a marketing service on behalf of the MVQ in exchange for a marketing fee of $0.10 per tonne of limestone sold from the MVQ.

The work activities of the Company are organized under two main divisions:  Industrial Minerals and Mineral Exploration and Technology.

D.

Property, Plants and Equipment

Office Space

Birch maintains its head office in Calgary, Alberta.  Executive, administrative and support staff work in the 7,972 square foot office space.  The rental commitment is $406,548 per year.

Core and Metallurgical Laboratories

The Company maintains secure lab and storage facilities in Calgary in an industrial area, for storage, logging and testing of drill core samples and for testing in relation to the mineral exploration and technology research work.  The rental commitment of these facilities is $37,200 per year.

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

Plant and Equipment

Birch owns office and computer equipment and small laboratory equipment in its offices and laboratories.  During 2006, a Hitachi EX1800 hydraulic shovel was purchased and is being used for selective excavation of limestone and should reduce the amount of blasting required.  Erection of a custom designed crushing and screening spread, acquired by the Company, is underway with delivery of the first pieces in September 2006. The Company expects this high-capacity crushing spread to be available to support aggregate sales in early 2007. Construction of scale house for weighing loaded trucks exiting the quarry was completed in late 2006.

The Company purchased three used rotary kilns, two pre-heaters and associated equipment in the second quarter of 2006 from a company in Addy, Washington and successfully dismantled and shipped all of the equipment to a laydown area cleared within the MVQ. All of the equipment will be stored at the quarry until the company receives regulatory approval to commence construction and operation of the limestone processing facilities.

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

Mineral Properties

Birch's mineral properties are located in northeast Alberta and they are collectively called the Athabasca mineral property. Since 2002, Birch's Industrial Minerals Division has explored the Athabasca mineral property with the intent of developing a commercial limestone producing operation.

Mineral Tenure in Alberta

Mineral Permits

Birch holds mineral permits issued by the Alberta Department of Energy.  Mineral permits have a 14-year term and convey the right to explore for metallic and industrial minerals.  Mineral exploration or assessment costs must be filed with the government every two years against an escalating work requirement ranging from $5.00 to $15.00 per hectare (approximately $2.00 to $6.00 per acre) for each 2-year assessment period.  Birch owns a 100% working interest in all of its mineral permits held in Alberta.  Some mineral permits are subject to a production royalty payable to the original mineral permit holder; Birch has the option to purchase most of these royalties for a fixed price.  A small minority convey a royalty right to the original mineral permit holder or its designees, with no right to purchase the royalty.  Mineral permits held in good standing may be converted to mineral leases any time prior to the expiry of their term.

Mineral Leases

Birch also holds mineral leases issued by the Alberta Department of Energy.  Mineral leases convey the right to develop and produce metallic and industrial minerals, subject to meeting development approvals.  Mineral leases have a renewable fifteen-year term, subject to payment of an annual rent of $3.50 per hectare ($1.42 per acre).  Mineral leases under production are automatically renewed at the end of their 15-year term.

In addition to Alberta mineral leases, Birch holds one Mineral Lease Agreement issued by Indian and Northern Affairs Canada (Table 4-5). This agreement conveys the mineral rights, including limestone, on lands included as part of a Treaty Settlement agreement between Canada and the Fort McKay First Nation.  The term of the agreement is 12 years.

Metallic and Industrial Mineral Permit-to-Lease Conversions

Birch has applied to have parts of certain permits that have reached the end of their respective ten-year terms converted to mineral leases.  The Province of Alberta formally recognizes their applications as “permit-to-lease conversions”.

Overlapping Mineral Rights

Ownership of minerals within the area of the Athabasca Oil Sands Mining Area, as defined by the Government of Alberta, is split between oil sands leaseholders and mineral lease or permit holders.  The Athabasca Oil Sands Mining Area covers all of Birch's mineral leases and many of Birch's mineral permits and permit-to-lease conversions.  Within this area, the oil sands leaseholders own the rights to all minerals that occur within the geological formations mined for oil.  Oil sands leaseholders do not own metallic or industrial mineral rights to either the overlying sedimentary rocks or the underlying Devonian limestone, which rights are owned by the metallic and industrial mineral permit or lease holders such as Birch.

Athabasca Mineral Property

As of December 31, 2006, Birch's Athabasca mineral property covered 378,201 hectares (934,533 acres). Annual rental payments on mineral leases of the Athabasca mineral property were $431,901 in 2006.  If current permit-to-lease conversions are received in 2007, net annual mineral lease rental payments will increase by $430,605. Lease rental permits will increase if the Company elects to acquire new mineral leases or decrease if existing low priority leases are allowed to expire. The Company continues its exploration and anticipates that the extent of its mineral properties will be reduced in the future to areas Birch believes to be the most prospective.

Rock Formations and Mineralization

Limestone is the principal exploration target on the Athabasca mineral property. The geology of the Athabasca mineral property is relatively simple, and is characterized by Precambrian basement overlain by about 300 meters of shallow westward dipping sedimentary rocks chiefly of Devonian and Cretaceous age. The Devonian rocks are predominantly marine dolostones, limestones and evaporites while overlying Cretaceous rocks are predominantly sandstones and shales, including oil-bearing sandstone, or oil sands, of the McMurray Formation. Structurally, the property is underlain by complexly folded and faulted Precambrian basement rocks, but the sedimentary rocks are largely undeformed, although fault zones with limited offset are present.  A large structure, the Bitumount Graben, has resulted in an estimated total downdrop of up to 200 meters of both sedimentary and basement rocks along numerous structures in the north-central part of the Athabasca mineral property.

Location and Access

The Athabasca mineral property is located in the Regional Municipality of Wood Buffalo (“RMWB”) in northeast Alberta, Canada.  The City of Fort McMurray is the urban and economic center of RMWB.  While the region covers 61,566 square km (23,771 square miles), most of its residents live in Fort McMurray, which has a population of 64,441. The total population of RMWB is 79,810 including an estimated 10,000 persons living in work camps located close to major oil sands construction projects. The First Nation community of Fort McKay is located in the central part of Birch's Athabasca mineral property.

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

Near the Athabasca River, between Fort McMurray and Fort McKay, road access is good; once away from the river and further north, the number and condition of the roads decreases. A winter road exists from Fort McKay to Fort Chipewyan.  The Athabasca mineral property is accessible by road or all terrain vehicles. A high voltage power distribution line and high-pressure natural gas pipeline cross the Athabasca mineral property. Exploration activities are curtailed on certain exploration permits during moose and caribou calving season; this restriction occurs during spring break-up, which precludes land access for exploration activities at this time. Additionally, large area clearing is prohibited from May 1st to August 15th under the federal Migratory Birds Convention Act.

Mineral Title

Birch's currently active Athabasca mineral permits, permit-to-lease conversions and leases were either originally acquired from the Province of Alberta, or were acquired by purchase or option from other companies or individuals.  One mineral lease was obtained from Canada. At March 15, 2007 the Athabasca mineral property covered 380,136 hectares (939,315 acres), as outlined in Table 4-5 below:

Table 4-5.

Athabasca mineral property: mineral permits, permit-to-lease conversions and leases.

Year Issued	Term Expiry	Number	Area (hectares)	Area (acres)
Mineral Permits - Alberta
1998	2012	2	8,448	20,875
2003	2017	1	5,776	14,272
2005	2019	9	67,775	167,472
2006	2020	5	36,784	90,893
Subtotal		17	118,783	293,512
Mineral Leases - Alberta
1994	2009	2	1,991	4,920
1999	2014	2	1,216	3,005
2000	2015	23	43,610	107,760
2003	2018	4	4,742	11,717
2004	2019	36	81,336	200,981
2006	2021	1	112	277
Subtotal		68	133,007	328,660
Permit-to-Lease Conversions - Alberta
		56	123,030	304,007
Subtotal		56	123,030	304,007
Mineral Lease - Federal
2006	2018	1	3,381	8,354
Subtotal		1	3,381	8,354
GRAND TOTAL			378,201	934,533

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

In the period from 1993 to 1995, Birch and others explored for precious metals in areas that are now part of Birch's Athabasca mineral property.  Birch is unaware of any current precious metals exploration in the area.

In 1997-98, Birch explored with a joint venture partner for diamonds on its Athabasca mineral property.  No potentially diamond-bearing rocks were found during this exploration program.

Industrial Mineral Reserves

Mineral Reserves

Canadian and US regulations on disclosure of mineral reserves differ.  In Canada, mineral resources and reserves disclosure must conform to NI 43-101 of the Canadian Securities Regulators. In the US, Industry Guide 7 (“Guide 7”) of the US Securities and Exchange Commission (“SEC”) governs the disclosure of mineral reserves.

The limestone mineral resources and reserves for Hammerstone were first defined in the 2005 Technical Report under NI 43-101 in Canada. At that time the Canadian mineral reserves did not conform to the Guide 7 requirements. Subsequently, Birch brought the quarry into production and since the second quarter of 2006 has sold limestone aggregates from the quarry at market prices. On May 24, 2006, Birch submitted the Hammerstone Application containing all applications for required approvals of the Hammerstone Project that Birch reasonably expects will be received in late 2007. By establishing commercial viability through sales of aggregates to various end-users at market prices and with expectation of regulatory approval, the Hammerstone mineral reserves met Guide 7 requirements for US purposes for qualification as a reserve as of May 24, 2006. The Hammerstone mineral reserves were updated in the 2006 Technical Report released in August 2006.

Limestone reserves are defined for each of the four geological units present in the proposed Hammerstone Quarry (2006 Technical Report). Aggregate resources and reserves are classified based on Canadian Standards Association (“CSA”) specifications for Concrete Materials (CSA Standard A23.1), Alberta Department of Transportation (“AT”) Standard Specifications for Highway Construction, and local oil sands industry specifications. For aggregates, tests included Los Angeles Abrasion (“LAA”) and Plasticity Index (PI). For concrete rock, test included the LAA and Magnesium Sulphate Soundness (“MSS”). Calcinable limestone reserves were defined based on the results of geochemical analyses of Unit 2, which contains an average 95.4% calcium carbonate and produces quicklime meeting user requirements (2006 Technical Report).

Limestone reserve estimates from the 2006 Technical Report are summarized in Table 4-6. The reserves listed meet the sales forecast feed requirements for the estimated 55-year life of the quarry.

Table 4-6.

Hammerstone Project limestone reserves reconciliation table (figures rounded; see Notes to Table 4.6, following).

		CANADA			UNITED STATES
		Mineral Reserve			Mineral Reserve
Geological Unit	Product(s)	Proven	Probable	Total	Proven	Probable	Total
Unit 1	Aggregate, reagent limestone	181.1	172.0	353.1	181.1	172.0	353.1
Unit 2	Reagent limestone, quicklime	59.9	58.0	117.7	59.9	58.0	117.7
Unit 3A	Aggregate, concrete rock, reagent limestone	0.8	22.4	23.2	0.8	22.4	23.2
Units 3B, 3C	Sub-base, shale liner	211.7	282.6	494.3	211.7	282.6	494.3
Unit 4	Reagent limestone, quicklime, concrete rock	5.6	4.5	10.1	5.6	4.5	10.1
Total		459.2	539.5	998.7	459.2	539.5	998.7

Notes to Table 4-6:

Mineral reserves for Canada listed in this table conform to definitions of the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”), in Standards on Mineral Resources and Reserves Definitions and Guidelines adopted by the CIM Council on August 20, 2000, and incorporated into NI 43-101 of the Canadian Securities Regulators.

CANADIAN MINING DEFINITIONS

A Mineral Resource is a concentration or occurrence of natural, solid, inorganic or fossilized organic material in or on the Earth's crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction.  The location, quantity, grade, geological characteristics and continuity of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge.

An Indicated Mineral Resource is that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics, can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

A Measured Mineral Resource is that part of a Mineral Resource for which quantity, grade or quality, densities, shape, physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit.  The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.

A Mineral Reserve is the economically mineable part of a Measured or Indicated Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This Study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.  A Mineral Reserve includes diluting materials and allowances for losses that may occur when the material is mined.

A Probable Mineral Reserve is the economically mineable part of an Indicated, and in some circumstances a Measured Mineral Resource demonstrated by at least a Preliminary Feasibility Study.  This study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.

A Proven Mineral Reserve is the economically mineable part of a Measured Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction is justified.

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

US MINING DEFINITIONS

The SEC Guide 7 defines a Mineral Reserve as, “That part of a mineral deposit which could be economically and legally extracted or produced at the time of the reserve determination.” According to interpretations by SEC staff of mining industry disclosure standards, such terms may not be used by SEC registrants unless the registrant has proven economic feasibility and all applicable permits are in place or expected imminently.

ITEM 4A.

Unresolved Staff Comments

Not applicable.

ITEM 5

        OPERATING AND FINANCIAL REVIEW AND PROSPECTS

General

This discussion should be read in conjunction with Birch's consolidated financial statements.  Birch's consolidated financial statements have been prepared in accordance with Canadian GAAP, which differ from US GAAP.  For a discussion of these differences, see the notes to Birch's consolidated financial statements in “Item 17 - Financial Statements.”

A.

Operating Results

Years Ended December 31, 2006, 2005 and 2004

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

The Company incurred a loss of $10,194,274 in the year ended December 31, 2006 (2005–$4,641,818; 2004–$2,887,057) and as at December 31, 2006, had an accumulated deficit of $17,484,901.

Income

The Company earned revenues from limestone sales of $1,540,564 in 2006, which includes an off-quarry limestone sale and cost of sales of $989,412 in 2006.   The Company did not have any sales in 2005 or 2004.

The Company earned interest income in 2006 of $498,028 and $332,568 in 2005.  In 2004, the Company's only source of revenue was a small amount of interest income, $48,190.

Expenses

In 2006, expenses totaled $11,243,454.

Expenses	2006	2005	2004
Amortization, Accretion and Depletion	$285,577	$ 63,424	$ 50,336
Consulting	102,384	96,027	79,973
Interest and Bank Charges	442,447	4,746	-
Mineral Exploration Costs	858,964	540,481	762,371
Office	458,806	937,756	683,316
Professional Fees	1,474,021	746,377	396,552
Indirect Quarry Costs	2,544,028	-	-
Salaries and Benefits	1,052,387	597,714	386,579
Shareholder Services and Promotion	1,179,043	742,439	329,993
Stock-based Compensation	2,845,797	1,245,422	246,127
Total Expenses	$ 11,243,454	$ 4,974,386	$ 2,935,247

Total expenses have risen in 2006 and 2005 as the Company moves forward with activities necessary for operations, including work necessary for the Hammerstone Project, the South Haul Road ("SHR") application, the payment of professional fees related to long-term debt financing, compliance with the Sarbanes-Oxley Act and the independent 2006 Technical Report.  Total expenses increased $6,269,068 or 126%, of which $2,544,028 or 41% was related to indirect quarry costs, $1,600,375 or 26% was related to stock-based expenses, $727,644 or 12% was related to professional fees, $436,604 or 7% was related to shareholder services, $454,673 or 7% was due to increased salaries and benefits, $437,701 was related to interest and bank charges and $222,153 or 4% was related to amortization, accretion and depletion.  Office expense decreased $478,950 from 2005 due to an accrual of $516,286 in 2005 for the flow through shares. The remaining difference is related to development, operations and corporate activities for the development of the Company's limestone reserve in its Athabasca leases.

The increase in professional fees of $727,644 was due in part to $234,000 of fees paid for various credit facility and equipment financing contracts secured during 2006 and $242,891 in consulting fees paid for assistance in implementing compliance with Sarbanes-Oxley.  In addition, additional legal fees of $81,000 were paid for contract review and assistance with preparing and negotiating a legal settlement, and approximately $27,000 for auditing fees related to the restatement of prior years financial statements.

Salaries and benefits increased $454,673 or 76% during the year due to the addition of three senior executives and three new support employees plus milestone bonuses paid to fourteen employees totaling $138,400.

Indirect Quarry Costs

In 2006, the Company spent a total of $2,544,028 on indirect quarry costs.

Indirect Quarry Costs	2006	2005	2004
Facility and Equipment	$ 758,885	$ -	$ -
Services and Contractors	1,280,530	-	-
Travel and Accommodation	104,859	-	-
Salaries and Benefits	399,754
Indirect Quarry Costs	$ 2,544,028	$ -	$ -

Facility and equipment costs included equipment rental, repairs and maintenance, insurance, and quarry office expenses.  Services and contractors costs included fees for the general contractor, Stony Valley, quarry dewatering, equipment mobilization, site grading and dust control, engineering, technical and professional fees.  Salaries and benefit costs include scale personnel, mechanics and office and administration staff.

Shareholder Services

In 2006, the Company spent a total of $1,179,043 on shareholder services.

Shareholder Services	2006	2005	2004
Canada Stock Exchange Costs	$ 472,087	$ 165,542	$ 105,418
US Stock Exchange Costs	207,668	151,195	17,925
Marketing	224,852	149,162	63,854
Travel and Accommodation	263,783	244,504	112,668
Other	10,653	32,036	30,128
Total Shareholder Services	$ 1,179,043	$ 742,439	$ 329,993

Total shareholder service costs increased $436,604 or 59% due mostly to an increase in Canada stock exchange costs of $306,545 or 185%.   The increase was due, in part, to increased filing fees paid to the relevant Canadian stock exchanges for the new debenture listing and the migration of Birch to the TSX for a total of $161,495.  Mail and transfer agent fees increased $146,530 due to the increased shareholder base in Canada. The increase in U.S. stock exchange costs was due mainly to higher U.S. exchange filing fees. Total marketing costs increased $75,690 due to increased expenditures on advertising in trade magazines and fees paid to the marketing joint venture with the Fort McKay First Nation.

Mineral Development Costs

In 2006, the Company spent a total of $32,987,591 of which $32,128,627 was capitalized.

Mineral Development Costs	2006	2005	2004
Industrial Minerals Costs (Site Development)	$ 32,128,627	$ 10,279,606	$ 3,153,233
Mineral Exploration and Technology Costs	858,964	540,481	762,371
Total Mineral Expenditures	32,987,591	10,820,087	3,915,604
Less Amounts Capitalized	32,128,627	10,279,606	3,153,233
Mineral Exploration Costs	$ 858,964	$ 540,481	$ 762,371

Industrial Minerals Costs

In 2006, Birch Mountain focused most of its resources on the opening and development of the MVQ.  These industrial mineral development costs can be broken down into four broad categories with the following estimated expenditures:

•

Site construction of $29.7 million paid to NORAMAC Ventures, an independent third party, for the excavation and stockpiling of surface overburden, development of the quarry pit, construction of equipment maintenance and lay down pads and a road and scale foundations, preparing part of the SHR and clearing the plant site;

•

Payments of $2.2 million to contractors and consultants for engineering, drilling, technical, environmental and regulatory services including any related materials;

•

An accrual of $679,000 for future site reclamation costs for the MVQ; and

•

Various administrative costs and salaries directly related to the MVQ or the Hammerstone Project.

Mineral Exploration and Technology Costs

Mineral exploration costs in 2006 were $858,964 as compared to $540,481 in 2005 and $762,371 in 2004.  The majority of these costs were land lease and permit payments to hold mineral rights. In 2006, Birch also initiated surface exploration on part of its Athabasca property north of the Hammerstone Project and adjacent to an announced oil sands development project.

The Company will make minor expenditures on mineral exploration and technology in order to hold patents and allow for some small level of future research work directed at evaluation of opportunities that may exist on mineral properties the Company holds in northeast Alberta outside of the Hammerstone Project.

B.

Liquidity and Capital Resources

Years Ended December 31, 2006, 2005 and 2004

Birch is a developing company with insufficient revenue as yet, to meet its yearly operating and capital requirements. The Company has historically raised funds necessary to conduct its business primarily through issuance of equity or debt.  The Company has incurred operating losses since its inception in 1995, and as of December 31, 2006, had an accumulated deficit of $17,484,901 (2005 - $7,290,627).  Losses are from costs incurred in the operation and development of the Industrial Minerals Division, exploration of mineral opportunities and research of mineral technology.  Results of operations have fluctuated from period to period and may continue to do so in the future. Additional operating losses may occur in the future as a result of the continued operation of the MVQ and development of the Hammerstone Project.  However, the MVQ is expected to start generating significant revenues from aggregate sales in 2007.

The Company has a working capital balance at December 31, 2006 of $9,064,787, a decrease of approximately $17.4 million from December 31, 2005.  The decrease is a result of the continued operation and development of the MVQ and Hammerstone Project as the Company spent a total of $32.1 million on mineral development, $0.9 million on mineral exploration, $2.5 million on initial quarry operations and purchased approximately $18.4 million in equipment during 2006.

During the year, Birch Mountain received $0.4 million (2005 - $4.3 million) from the exercise of stock options.  Additionally, the Company completed a public debenture financing for net proceeds, after costs of financing, of $33.2 million.  However, as the Company develops its limestone reserve, constructs the SHR and builds plant facilities, additional funds may be required.  The current estimates for capital for the MVQ and the initial phases of the Hammerstone Project, from 2007 to 2011, are $108 million, down from the $229 million in the 2006 Technical Report.  The Company is investigating project-specific financing for the longer-term development of the Hammerstone Project.

At present, the Company does not have sufficient working capital or cash flows to continue operations through 2007, without significant cash receipts from product sales from the quarry or short term financing through debt and/or equity.  The Company is actively quoting on several large aggregate construction projects scheduled for the first half of 2007.  The Company is also investigating debt alternatives and has completed a $15.5 million senior secured credit facility subsequent to December 31, 2006. The net proceeds from the financing will be used to fund the continued development and construction of the SHR recently acquired mineral permits and for general working capital purposes.

Project-specific financing for larger anticipated capital expenditures related to the Hammerstone Project may be available in the future.  To the extent the Company raises additional capital by issuing equity or convertible debt securities, ownership dilution to shareholders will result.

On-going commitments for capital resources relate largely to the maintenance of the mineral permits and leases granted to the Company by the Government of Alberta plus general operating leases and long term debt repayments.  At December 31, 2006, the Company held mineral leases, mineral permits and permit-to-lease conversions in the Athabasca region, covering an area of 380,136 hectares (939,315 acres).  Lease payments, along with associated fees in 2007 and years beyond will be approximately $432,000 annually, if Birch continues to hold all of its mineral leases into the future.    Mineral permits are maintained in good standing by making allowable exploration expenditures, although there is no obligation to do so.  Birch continuously evaluates its mineral permit holdings, relinquishing and/or acquiring permits as dictated by financial considerations as well as exploration and strategic priorities.

The Company issued convertible unsecured subordinated debentures having a face value of $34.5 million during the year.  The debentures were issued pursuant to a public offering and mature on December 31, 2011.  The debentures are convertible into common shares of the Company at any time prior to maturity at the option of the debenture holder at a conversion price of $3.30 per share.  In the year ended December 31, 2006 no debentures were converted into shares. The debentures bear interest at 6% and interest is payable semi-annually commencing on June 30, 2007.  Interest expense relating to the debentures will be approximately $2.07 million annually.

In 2006, the Company entered into a financing agreement with the Canadian Western Bank to finance a crushing and screening plant costing $6,922,050 plus goods and services taxes aggregating to 6%.  The original loan amount was $7,337,373 with an interest rate of 6.02%.  The loan is to be paid down over five years based on blended principal and interest payments of $1,379,184 per year.

Additionally, the Company financed a piece of quarry excavation equipment costing $1,235,000 under a lease arrangement.  Lease payments, consisting of principal and interest, will be $255,384 annually until August 2011 when the Company will have the option to purchase the equipment at its residual value of $200,000.

The Company is required to reclaim any land disturbances as detailed in its environmental approvals for the MVQ.  The Company estimated, based on costs provided by consulting engineers to the Company, the costs for third parties to return the MVQ to its reclaimed status as at December 31, 2006, would be $2.85 million.  For financial statement purposes, these costs have been discounted to $1.1 million.  Based on a preliminary estimate, the Company issued a letter of credit to Alberta Environment for $2.0 million for this reclamation work.  The Company must re-evaluate this annually and post additional security, as additional lands are disturbed by development, with Alberta Environment.  Also in connection with land disturbances, the Company was required to pay timber damage fees for immature trees removed, which had not reached commercial value.  The Company paid fees based on the permitted area of the MVQ even though not all the trees were cut during 2006.  A long-term asset has been recorded for the balance of amounts prepaid and this will be reduced as trees are actually cleared.

The Company estimated a future liability for the indemnification of shareholders for flow-through shares issued in 2003 and 2004, for which the Company was not able to incur qualifying expenditures.  The estimated liability and potential taxes payable, interest and penalties payable in the amount of $2.4 million has been accrued as a current liability.  During 2006, the Company amended its tax filing position and has reported the impact to the subscribers.  The actual liability will not be known until the Canada Revenue Agency reassesses each affected subscriber and the amounts are known by the Company.  The payment of the liability may stretch over many future years and could vary by up to 15%.

C.

Research and Development, Patent and Licenses

During the fiscal year ended December 31, 2000, the Company commenced research in novel mineral technology applications.  The research resulted in the filing of US and international patent applications.  It is the Company's policy that costs associated with such research are expensed in the period in which they are incurred.  During the fiscal years ended December 31, 2004, 2005 and 2006 the Company did not incur any related expenses.

Late in 2002, Birch was granted US patent number 6,494,932 entitled “Recovery of Natural Nanoclusters and the Nanoclusters Isolated Thereby”.  Birch has also filed a parallel patent application for protection under the International Patent Cooperation Treaty.

D.

Trend Information

Industrial Minerals

Our financial results are subject to changes in aggregate product prices.  In the past fiscal year, the general trend has been relatively flat with market sales prices consistent with those used in the 2006 Technical Report. Since 2005 there has been some upward pressure on the price of concrete rock due to its scarcity in the region, with prices rising to about $30 per tonne from $20 per tonne through this period.

E.

Off-Balance Sheet Arrangements

The Company has an operating line with a Canadian chartered bank that provides for an operating overdraft on the Company's chequeing account and is available for letters of credit.  At December 31, 2006, the Company has issued letters of credit under this agreement, in the amount of $2.0 million to Alberta Environment for future site reclamation liabilities.  As security for this operating line, the Company has pledged $2.0 million of short-term investments on deposit at the bank.  These particulars are disclosed in the Company's financial statements.

F.

Tabular Disclosure of Contractual Obligations

As of December 31, 2006, the Company's known contractual obligations are as follows:

	Payments due in each period
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Long-term Debt Obligations	7,337,373	1,396,166	2,164,419	3,776,788	-
Capital (Finance) Lease Obligations	1,370,533	255,389	510,778	604,366	-
Operating Lease Obligations	2,283,333	493,338	947,017	842,978	-
Purchase Obligations	-	-	-	-	-
Other Long-Term Liabilities Reflected on the Company's Balance Sheet under the GAAP of the primary financial statements – Land Lease Costs	2,159,505	431,901	863,802	863,802	-
Total	13,150,744	2,576,794	4,486,016	6,087,934	-

ITEM 6

DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

1F.

Directors and Senior Management

The following table sets forth the name, business experience, functions and areas of experience in Birch and principal business activities performed outside of Birch (including, in the case of directors of Birch, other principal directorships) of each director, member of senior management and employees upon whose work Birch is dependent, as of March 18, 2007:

Name	Function	Principal Business Activities, Business Experience and Principal Directorships	Number of Common Shares and Percentage of Class and Number of Stock Options (14) Held at March 18, 2007
Kerry E. Sully	Chairman of the Board and Director since 1995	Since 1999, Mr. Sully has been President and CEO of CGX Energy Inc., a company exploring for hydrocarbons in Guyana.	319,000 common shares (0.39%) 125,000 stock options(4) 75,000 stock options(7) 35,000 stock options(10)
Douglas J. Rowe	President and Chief Executive Officer and Director since 1994

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

1,070,983 common shares (1.29%) 90,000 stock options(1) 300,000 stock options(2) 250,000 stock options(4) 175,000 stock options(7) 70,000 stock options(10)
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

612,372 common shares (0.74%) 250,000 stock options(2) 200,000 stock options(4) 75,000 stock options(7) 40,000 stock options(10)
Lanny K. McDonald	Director since 1995

In 1990, after more than 16 years of National Hockey League play, Mr. McDonald joined the Calgary Flames as Vice President for ten years.   He is now Marketing Director with Baker Hughes Canada, an oilfield services company.

376,666 common shares (0.46%) 150,000 stock options(2) 100,000 stock options(4) 50,000 stock options(7) 25,000 stock options(10)
Charles Hopper	Director since 2001

Mr. Hopper is a Managing Director of Lehman Brothers, Inc. of New York and has twenty-five years experience in the financial industry.   During the past five years at Lehman Brothers, Mr. Hopper has been responsible for Private Client Services Asset Management.

455,000 common shares (0.55%) 50,000 stock options(7) 25,000 stock options(10)

Name	Function	Principal Business Activities, Business Experience and Principal Directorships	Number of Common Shares and Percentage of Class and Number of Stock Options (14) Held at March 18, 2007
Larry Shelley	Director since 2005

From 2000 to 2003 Mr. Shelley was the Executive Vice-President of Advisory Services at Meyers Norris Penny LLP, a public accounting firm, and President of the Tamarack Group Ltd., a corporate finance company. Since 2004 Mr. Shelley has been the President of SRG Capital Ltd., a private investment firm.

111,500 common shares (0.13%) 262,500 stock options(8) 25,000 stock options(10)
C. Douglas Annable	Director since 2006

From 2003 to 2006, Mr. Annable was President, Energy & Mining Division, AMEC Americas and from 1992 to 2003, held various executive positions including Executive Vice President, Energy, AMEC E&C Services (formerly AGRA Monenco). Mr. Annable is the owner of C.D. Consulting  Inc. and recently retired from the position of President, Energy & Mining Division, AMEC Americas.

No common shares 125,000 stock options(11) 125,000 stock options(13)
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

15,600 common shares (0.02%) 125,000 stock options(3) 125,000 stock options(4) 50,000 stock options(7) 45,000 stock options(10)
Dr. Hugh Abercrombie	Vice-President, Exploration since 1998

Dr. Abercrombie joined Birch in 1997 from the Geological Survey of Canada Since taking on his current position in 1998, Dr. Abercrombie has directed Birch's exploration and technology development programs, and led the reserves estimation and valuation studies for the Hammerstone Project.

347,699 common shares (0.42%) 65,000 stock options(1) 200,000 stock options(2) 150,000 stock options(4) 75,000 stock options(7) 40,000 stock options(10)

Name	Function	Principal Business Activities, Business Experience and Principal Directorships	Number of Common Shares and Percentage of Class and Number of Stock Options (14) Held at March 18, 2007
Hansine Ullberg (on maternity leave since September 2006)	Vice-President, Finance and Chief Financial Officer since 2005

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

20,000 common shares (0.02%) 50,000 stock options(6) 112,500 stock options(7) 40,000 stock options(10)
Russell Gerrish	Vice-President, Operations and Engineering since 2005	Mr. Gerrish has 27 years of experience in engineering management and consulting, aggregate exploration, and mine planning/implementation related to aggregates, asphalt and ready-mix concrete.	150,000 common shares (0.18%) 7,500 stock options(5) 167,500 stock options(6) 150,000 stock options(7) 40,000 stock options(10)
David Reid	Vice-President, Facilities Engineering, since 2005

Mr. Reid worked with TransCanada PipeLines over a 31 year period, including 8 years as Vice President, Engineering and Construction. In the past 7 years he has worked as Project Manager for the design and construction of a chemical plant, and recently spent 2 years in China managing the construction of a 3900 km gas pipeline.

10,000 common shares (0.01%) 150,000 stock options(9) 40,000 stock options(10) 100,000 stock options(13)
Dan J. Rocheleau	Acting Chief Financial Officer since November 2006 and Director of Financial Reporting

Mr. Rocheleau became a Chartered Accountant in 1993 after completing his Bachelors of Business Administration degree from Lakehead University in Thunder Bay, Ontario. Mr. Rocheleau has over a dozen years of experience as Controller and Secretary-Treasurer of private business organizations and will handle the day-to-day responsibilities as Acting Chief Financial Officer until Ms. Ullberg returns from her one-year maternity leave in August 2007.

2,000 common shares (0.00%) 40,000 stock options(12) 100,000 stock options(13)

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

(11)  Each stock option entitles the holder to purchase one common share at a price of $8.00 per share until May 4, 2011.

(12)  Each stock option entitles the holder to purchase one common share at a price of $4.40 per share until August 15, 2011.

(13)  Each stock option entitles the holder to purchase one common share at a price of $2.80 per share until January 2, 2012.

(14)  All stock options are issued at a strike price equal to market close of the day previous to the grant date.

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

B.

Compensation

The following table sets forth the amount of compensation that was paid and benefits that were granted in the financial year ended December 31, 2006 to each of the individuals listed in Item 6(A) above.

Summary Compensation Table
		Annual Compensation			Long Term Compensation			All Other Compensation
Named Executive Officer and Principal Position	Year	Salary	Bonus	Other Annual	Securities Under Options / SARS Granted	Restricted Shares or Restricted Share Units	LTIP Payouts
		($)	($)	($)	(No.)	($)	($)	($)
Douglas J. Rowe President & CEO	2006 2005	250,000 177,476	10,700 -	13,543 2,969	70,000 175,000	- -	- -	- -
Donald Dabbs Senior Vice President	2006 2004	160,000 139,044	10,700 -	13,343 16,691	40,000 75,000	- -	- -	- -
Derrick Kershaw Senior Vice President	2006 2005	194,761 -	5,000 -	11,792 -	45,000 -	- -	- -	- -
Dr. Hugh Abercrombie VP Exploration	2006 2005	145,000 117,205	10,700 -	10,843 14,041	40,000 75,000	- -	- -	- -
Hansine Ullberg VP Finance & CFO	2006 2005	86,667 111,705	10,700 -	10,193 9,601	40,000 350,000	- -	- -	- -
Russell Gerrish VP Engineering and Operations	2006 2005	165,000 200,090	10,700 -	6,017 2,986	40,000 350,000	- -	- -	- -
David Reid VP Plant Engineering	2006 2005	178,085 25,000	5,000 -	1,667 -	40,000 150,000	- -	- -	- -
Dan J. Rocheleau Acting CFO	2006 2005	72,115 -	- -	1,851 -	40,000 -	- -	- -	- -
Kerry Sully Chairman of the Board	2006 2005	- -	- -	11,600 -	35,000 75,000	- -	- -	- -
Lanny MacDonald Director	2006 2005	- -	- -	9,100 -	25,000 50,000	- -	- -	- -
Charles Hopper Director	2006 2005	- -	- -	9,100 -	25,000 50,000	- -	- -	- -
Larry Shelley Director	2006 2005	- -	- -	9,100 -	25,000 350,000	- -	- -	- -
C. Douglas Annable Director	2006 2005	- -	- -	- -	125,000 -	- -	- -	- -

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

Compensation Committee

The Compensation Committee of Birch currently consists of Lanny K. McDonald (chair), Larry Shelley and Douglas Annable.  The purpose of the Compensation Committee as outlined in its charter is to determine the compensation arrangement of executive officers, to provide oversight of compensation programs to other employees and to assist or recommend with respect to various compensation issues such as policies, benefits, personnel issues and other issues. The Committee has a significant list of detailed responsibilities that are outlined in its charter.

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

Disclosure Committee

The Disclosure Committee of Birch has four members: Kerry Sully (chair), Suzanne L. Loov, Hugh J. Abercrombie and Dan J. Rocheleau. The purpose of the Committee is to ensure that the Company implements and maintains internal procedures for appropriate and timely collection, evaluation and disclosure of information potentially subject to public disclosure under the legal, regulatory and stock exchange requirements to which the Company is subject. As excerpted from the charter of the Disclosure Committee, the Committee's responsibilities include:

•

Reviewing material developments and providing timely advice on the Company's disclosure obligations;

•

Discussing and advising on the timely review, publication and filing of periodic and current reports with the various parties involved, including the CEO and CFO;

•

Periodically reviewing past disclosure and advising whether updates or corrections are appropriate;

•

Evaluating and advising on the effectiveness of the Company's internal disclosure controls and procedures.

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

Health, Safety and Environment Committee

The Health, Safety and Environment Committee of Birch currently consists of Douglas Annable (chair), Derrick Kershaw and Don Dabbs.  The general function of the Health, Safety and Environment Committee is to review the Company's practices and policies related to health, safety and the environment and to review the Company's performance in the areas of health, safety and environment.

D.

Employees

The following table sets out the number of employees of Birch at the end of each of the past three financial years, including their main category of activity.  All of Birch's employees are employed in Alberta, Canada.

	As at December 31
	2006	2005	2004
Operations(1)	20	7	6
Accounting	3	2	1
Administration	4	4	4
Total	27	13	11
(1) Includes personnel involved in technology, exploration and industrial minerals.

E.

Share Ownership

See “Item 6 – Directors, Senior Management and Employees – Directors and Senior Management”, above, for disclosure regarding share ownership and options of Birch directors and senior management.

The Board of Directors of the Company adopted the stock option plan of the Company on April 24, 2006, which was ratified by shareholders on May 25, 2006 (the “Plan”). The purpose of the Plan is to advance the interests of the Company by encouraging the directors, officers, employees and consultants of the Company, and of its subsidiaries, if any, to acquire shares in the Company, thereby increasing their proprietary interest in the Company, encouraging them to remain associated with the Company and furnishing them with additional incentive in their efforts on behalf of the Company in the conduct of its affairs. The Plan is administered by the Board of Directors of the Company or by a special committee of the Board of Directors, if appointed, from time to time (the “Board”).  Pursuant to the Plan, the Board may grant non-transferable options to purchase Common shares of the Company to directors, officers, employees and consultants of the Company and its subsidiaries and employees of a person or company which provides management services (excluding investor relations services) to the Company or its subsidiaries (“Management Company Employees”) (such persons hereinafter collectively referred to as “Participants”).  Under the Plan, stock options may be granted by the Company to officers, directors, employees, consultants and employees of a person or company which provides services to the Company, its subsidiary or affiliates of the Company from time to time up to a maximum of 10% of the Company's issued capital.  Any expiration or exercise of stock options during the terms of the Plan will allow the Company to re-grant the options on a continuous revolving and reloading basis.  Any increase in the issued and outstanding common shares will result in an increase in the available number of Common Shares issuable under the Plan, and any exercises of options will make new grants available under the Plan effectively resulting in a re-loading of the number of options available to grant under the Plan.

The price of options granted under the Plan shall not be less than the market price of the Common Shares at the time the option is granted. Options issued under the Plan may be exercised during a period determined by the Board, which cannot exceed five (5) years if listed on the TSXV or ten (10) years if listed on the TSX, and are subject to earlier termination upon the termination of the optionee's employment, upon the optionee ceasing to be a director and/or officer of the Company, or upon the retirement, permanent disability or death of an optionee.  The options are non-transferable, except in limited circumstances.  There is no agreement whereunder financial assistance will be provided by the Company to facilitate the purchase of shares under the Plan.

The number of securities issuable or reserved for issuance to insiders under all security based compensation arrangements cannot at any time exceed 10% of the issued and outstanding securities of the Company and the number of securities issued to insiders under all security based compensation arrangements within a one year period may not exceed 10% of the issued and outstanding securities.

The Plan permits the Board to amend, suspend, terminate or discontinue the Plan subject to any applicable regulatory approval. In particular, the Board may amend the Plan without shareholder approval if the amendment: (a) is for the purpose of curing any ambiguity, error or omission in the Plan or to correct or supplement any provision that is inconsistent with any other provision of the Plan; (b) is necessary to comply with applicable law or requirements of any stock exchange on which the common shares of the Company are listed; (c) is an amendment to the Plan respecting administration and eligibility for participation under the Plan; (d) changes the terms and conditions on which options may be granted pursuant to the Plan including the provisions relating to option price, vesting provisions and option period; (e) changes the termination provisions of an option or the Plan; (f) is an addition of a cashless exercise feature, payable in cash or securities which provides for a full deduction of the number of underlying securities from the Plan; or (g) is an amendment to the Plan of a “housekeeping nature”.  Notwithstanding the foregoing, no such amendment may have the effect of (h) amending the number of common shares issuable under the Plan; (i) adding any form of financial assistance by the Company for the exercise of any option; (j) resulting in a material or unreasonable dilution in the number of outstanding common shares or any material benefit to option holders; or (k) changing the class of eligible optionees to broaden the participation by insiders of the Company.

Without limiting the generality of the foregoing, but subject to any required regulatory approval of any regulatory authority or stock exchange, the Board may amend the option price, the option period (which in no event shall exceed ten (10) years from the date of grant) and the termination provisions of options granted pursuant to the Plan, without shareholder approval, provided that if the Board proposes to reduce the option price or extend the option period of options granted to insiders of the Company pursuant to the Plan, such amendments will require shareholder approval.

The TSX rules require shareholder approval of the Plan every three (3) years.

ITEM 7

        MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.

Major Shareholders

To the knowledge of Birch, as of February 28, 2007, there are no persons or entities who beneficially hold, directly or indirectly or exercise control or direction over, more than 5% of the voting rights attached to the issued and outstanding common shares of Birch.

As of March 18, 2007, Birch had 141 registered shareholders of which 81 holders had an address of record within the US owning common shares, representing 16% of Birch's outstanding common shares.

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

ITEM 8

        FINANCIAL INFORMATION

A.

Consolidated Statements and Other Financial Information

Incorporated hereto are the audited consolidated financial statements for the years ended December 31, 2006, 2005 and 2004, which are set forth in “Item 17 - Financial Statements.”

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

B.

Significant Changes

No significant changes have occurred during 2006 or during the first three months of 2007.

ITEM 9

        THE OFFER AND LISTING

A.

Offer and Listing Details

The following table sets forth the high and low market of the common shares on the TSXV or TSX for the periods indicated. The Company traded on the TSXV until December 10, 2006, at which time it moved its listing to the TSX.

Year or Month	Period	High (Cdn$)	Low (Cdn$)
December 31, 2002	Year	0.73	0.10
December 31, 2003	Year	0.56	0.19
December 31, 2004	Year	2.50	0.45
December 31, 2005	Year	9.85	1.90
December 31, 2006	Year	9.83	2.60

2005	First Quarter	3.53	1.90
	Second Quarter	3.20	1.91
	Third Quarter	5.60	2.73
	Fourth Quarter	9.85	5.25
2006	First Quarter	9.63	6.60
	Second Quarter	9.83	4.46
	Third Quarter	6.00	3.14
	Fourth Quarter	5.09	2.60

September 2006	Month	4.34	3.14
October 2006	Month	4.27	3.55
November 2006	Month	5.09	2.61
December 2006	Month	3.40	2.60
January 2007	Month	3.03	2.30
February 2007	Month	3.75	2.77

The following table sets forth the high and low market prices of the common shares on the OTC-BB; until March 21, 2005, at which time the Company's stock began trading on the American Stock Exchange (“AMEX”).  All financial figures in this table are expressed in US dollars.

Year or Month	Period	High (US$)	Low (US$)
December 31, 2002	Year	0.29	0.07
December 31, 2003	Year	0.45	0.30
December 31, 2004	Year	2.05	0.34
December 31, 2005	Year	8.50	1.40
December 31, 2006	Year	8.95	2.19

2005	First Quarter	2.85	1.55
	Second Quarter	2.57	1.40
	Third Quarter	4.83	2.22
	Fourth Quarter	8.50	4.50
2006	First Quarter	8.20	5.50
	Second Quarter	8.95	3.98
	Third Quarter	5.34	2.80
	Fourth Quarter	4.49	2.19

September 2006	Month	3.91	2.80
October 2006	Month	3.83	3.15
November 2006	Month	4.49	2.22
December 2006	Month	2.97	2.19
January 2007	Month	2.57	1.95
February 2007	Month	3.21	2.35

B.

Plan of Distribution

This item is not applicable.

C.

Markets

Trading in Canada

The Company's common shares trade on the TSX under the symbol BMD.

Trading in the US

The Company's common shares trade on the AMEX under the symbol BMD.

D.

Selling Shareholders

This item is not applicable.

E.

Dilution

This item is not applicable.

F.

Expenses of the Issue

This item is not applicable.

ITEM 10

ADDITIONAL INFORMATION

A.

Share Capital

This item is not applicable.

B.

Memorandum and Articles of Association

The information under “Item 14 - Description of Securities to be Registered” contained in Amendment No. 4 to the Company's Registration Statement on Form 20-F dated April 25, 2001 is hereby incorporated by reference.

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

C.

Material Contracts

Birch has not entered into any material contracts (not made in the ordinary course of business) in the two years prior to the date of filing of this Form 20-F, except the Rights Plan. (See “Item 10 Additional Information – Memorandum and Articles of Association”).

D.

Exchange Controls

Canadian Investment Controls

There are no governmental laws, decrees or regulations in Canada relating to restrictions on the export or import of capital, or affecting the remittance of interest, dividends or other payments to non-residents.  Dividends paid to US residents, however, are subject to a 15% withholding tax or a 5% withholding tax for dividends if the shareholder is a corporation owning at least 10% of the outstanding voting shares of Birch pursuant to Article X of the reciprocal tax treaty between Canada and the US (See “Item 10 - Additional Information - Taxation”).

Except as provided in the Investment Canada Act (the “ICA”), which has provisions that restrict the holding of voting shares by non-Canadians, there are no limitations specific to the rights of non-Canadians to hold or vote the common shares under the laws of Canada or the Province of Alberta, or in the charter documents of Birch or its subsidiaries.

The ICA requires a person who is not a Canadian resident (a “non-Canadian”) making an investment, which would result in the establishment of a new Canadian business or which would result in the acquisition of control of a Canadian business (i.e. the gross value of the assets of which exceed a certain monetary threshold), to identify, notify, or file an application for review with the Investment Review Division of Industry Canada (“IRD”).  The notification procedure involves a brief statement of information about the investment on a prescribed form to be filed with the IRD by the investor within 30 days following implementation of the investment.  Specific investments are subject to review under the ICA.  It is intention of the IRD that investments requiring only notification will proceed without government intervention unless the investment is in a specific type of business activity related to Canada's cultural heritage and national identity.

If an investment is reviewable under the ICA, an application for review in the form prescribed is normally required to be filed with the IRD prior to the investment taking place and the investment may not be implemented until the review has been completed and the Minister of Industry (“Minister”) (the Minister responsible for Investment Canada) is satisfied that the investment is likely to be of net benefit to Canada.  The Minister has up to 75 days to make this determination.  If the Minister is not satisfied that the investment is likely to be of net benefit to Canada, the non-Canadian must not implement the investment or, if the investment has been implemented, may be required to divest himself of control of the business that is the subject of the investment.

In 1999, some of the powers, duties and functions of the Minister were transferred to the Minister of Canadian Heritage under Parts II to VI of the ICA as they relate to the prescribed business activities enumerated under paragraph 15(a) of the ICA, namely those that relate to Canada's “cultural heritage or national identity” (“Cultural Activities”) Cultural Activities include, among other things, the distribution or sale of books, magazines, film and video recordings and music recordings.  As a result, an application for review must be submitted to the Cultural Sector Review Division of the Department of Canadian Heritage (the “CSRD”) in respect of the acquisition of control of a Canadian business engaged in a Cultural Activity that exceeds the prescribed lower monetary threshold applicable to the acquisition of such Canadian businesses.

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

The following investments by non-Canadians are subject to notification under ICA:

1.

An investment to establish a new Canadian business; and

2.

An investment to acquire control of a Canadian business that is not reviewable pursuant to the ICA.

The following investments by non-Canadians are subject to review under the ICA:

1.

An investment is reviewable if there is an acquisition of control of a Canadian business and the asset value of the Canadian business being acquired equals or exceeds the following thresholds:

a.

For non-World Trade Organization (“WTO”) investors, the threshold is $5 million for a direct acquisition and $50 million for an indirect acquisition; the $5 million threshold will apply however for an indirect acquisition if the asset value of the Canadian business being acquired exceeds 50% of the asset value of the global transaction;

b.

Except as specified in paragraph (c) below, a threshold is calculated annually for reviewable direct acquisitions by or from WTO investors.  The threshold for 2007 is $281 million.  Pursuant to Canada's international commitments, indirect acquisitions by or from WTO investors are not reviewable;

c.

The limits set out in paragraph (a) apply to all investors for acquisitions of a Canadian business that:

i.

    engages in the production of uranium and owns an interest in a producing uranium property in Canada;

ii.

    provides any financial service;

iii.    provides any transportation services; or

iv.    is a cultural business.

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

However, special rules apply if a non-resident of Canada or certain designated partnerships dispose of common shares of the Company to another corporation resident in Canada with which the non-resident does not deal or is deemed not to deal at arm's length and, immediately after the disposition, the Company is “connected” with the purchaser corporation within the meaning of the Tax Act.  Each holder should consult with their own tax advisor with respect to the income tax consequences of any such disposition applicable to them, in their own particular circumstances.

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

Circular 230 Disclosure

Any tax statement made herein regarding any US federal tax is not intended or written to be used, and cannot be used, by any taxpayer for purposes of avoiding any penalties.  Any such statement herein is written in connection with the marketing or promotion of the transaction to which the statement relates.  Each taxpayer should seek advice based on the taxpayer's particular circumstances from an independent tax advisor.

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

Any Canadian tax withheld generally may be credited (subject to certain limitations) against the US Holder's US Federal taxable income.  (See more detailed discussion at “Foreign Tax Credits” below.)  To the extent that distributions exceed current or accumulated earnings and profits of the Company, they will be treated first as a return of capital up to the US Holder's adjusted basis in the common shares and thereafter as a gain from the sale or exchange of the common shares.  Dividends received by non-corporate US Holders may be subject to US federal income tax at lower rates (generally 15%) than other types of ordinary income in taxable years beginning before 2011 if certain conditions are met.  These conditions include the Company not being classified as a PFIC, it being a qualified foreign corporation, the US Holder's satisfaction of a holding period requirement, and the US Holder not treating the distribution as “investment income” for purposes of the investment interest deduction rules.  In the case of US Holders that are corporations, such dividends generally will not be eligible for the dividends received deduction.

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

In addition, this limitation is calculated separately with respect to specific classes or “baskets” of income; foreign taxes assigned to a particular class of income generally cannot offset United States tax on income assigned to another class.  For tax years beginning after 2006, there are two classes of income, “passive category income” and “general category income” for United States foreign tax credit purposes.  For tax years of US Holders beginning after October 22, 2004, unused foreign tax can generally be carried back one year and forward ten years.

The availability of the foreign tax credit and the application of the limitations with respect to the foreign tax credit are fact specific, and US Holders should consult their own tax advisors regarding the foreign tax credit rules.

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

This gain or loss will be capital gain or loss if the common shares are a capital asset in the hands of the US Holder, which will be a short-term or long-term capital gain or loss depending upon the holding period of the US Holder.  Under present law, a non-corporate US Holder generally is eligible for a maximum 15% US Federal income tax rate, subject to the PFIC discussion below, for net long-term (held more than one year) capital gains.  Gains and losses are netted and combined according to special rules in arriving at the overall capital gain or loss for a particular tax year.  Deductions for net capital losses are subject to significant limitations.

US Anti-Deferral Regimes - Passive Foreign Investment Company (“PFIC”) Regime

The PFIC rules may apply to US Holders if the Company, or an entity directly or indirectly owned by the Company (“Related Entity”), derives 75% or more of its gross income from certain types of “passive income” (generally, interest, dividends, rents, royalties and the like), or if the average value during a taxable year of the Company or the Related Entity's “passive assets” (generally, assets that generate passive income) is 50% or more of the average value of all assets held by the Company or the Related Entity.  If the Company or a Related Entity is classified as a PFIC, a US Holder will be subject to increased tax liability in respect of gain recognized on the disposition of common shares or upon the receipt of certain distributions, unless the US Holder makes an election to be taxed currently on his, her or its pro rata portion of the Company's income and gain, whether or not such income or gain is distributed in the form of dividends or otherwise, and the Company provides certain annual statements which include the information necessary to determine inclusions and assure compliance with the PFIC rules.  As another alternative to the foregoing rules, a US Holder may make a mark-to-market election to include in income each year as ordinary income an amount equal to the increase in value of the Common shares for that year or to claim a deduction for any decrease in value (but only to the extent of previous mark-to-market gains).

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

H.

Documents on Display

Documents concerning Birch which are referred to in this Form 20-F may be inspected upon written request to the Corporate Administrator of Birch as follows:

Jane Quinn

Shareholder Services

Birch Mountain Resources Ltd.

Suite 300, 250 - Sixth Avenue S.W.

Bow Valley Square 4

Calgary, AB, Canada

T2P 3H7

The Company is subject to the information requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and, to the extent required of Canadian companies, files periodic reports and other information with the SEC.  All such reports and information may be read and copied at the public reference facilities listed below.  The Company intends to provide its shareholders reports containing audited year-end financial statements and a report thereon from its independent chartered accountants and quarterly reports for the first three quarters of each fiscal year containing unaudited interim financial information.

Statements made in this Form 20-F about the contents of contracts or other documents are not necessarily complete and the Company refers you to the copy of such contracts or other documents filed as exhibits to this Form 20-F.

The Company's SEC filings, and the exhibits thereto, are available for inspection and copying at the public reference facilities maintained by the Securities and Exchange Commission at 100 F Street N.E., Washington, D.C., 20549.  Copies of these filings may be obtained from these offices after the payment of prescribed fees.  Please call the Securities and Exchange Commission at 1-800-SEC-0330 for further information on the public reference rooms. These filings are also available on the Securities and Exchange Commission's website at www.sec.gov.

The Company is required to file reports and other information with Canadian provincial securities commissions. Interested parties are invited to read and copy any reports, statements or other information, other than confidential filings, that Birch files with provincial securities commissions. These filings are also available electronically from the Canadian System for Electronic Document Analysis and Retrieval (“SEDAR”) (http://www.sedar.com), the Canadian equivalent of the SEC's electronic document gathering and retrieval system.

The Company will provide its shareholders with proxy statements prepared according to Canadian law.  As a Canadian company, the Company is exempt from the Exchange Act rules prescribing the furnishing and content of proxy statements to shareholders and is also exempt from the short-swing profit recovery and disclosure regime of Section 16 of the Exchange Act. Copies of proxy statements may be obtained by providing requests to us at the following address: Attn. Shareholder Services, Birch Mountain Resources Ltd., 300 – 250 6th Avenue S.W., Calgary, Alberta, Canada T2P 3H7.

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

As a Canadian Company, Birch's cash balances are kept primarily in Canadian funds, revenues are negotiated in Canadian dollars and expenses are predominately in Canadian dollars. The Company does have limited exposure to foreign exchange risk, but this is restricted to payment of current trade accounts payable in US Dollars where most of the Company's cash assets are denominated in Canadian Dollars. The Company maintains a bank account in US Dollars from payments received in US Dollars to pay these trade accounts. Therefore, the Company believes it is exposed to only minimal exchange rate risk. The Company considers the amount of risk to be manageable and does not currently, nor is likely in the foreseeable future, conduct hedging to reduce its exchange rate risk.

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

ITEM 15

CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

A Disclosure Committee of Birch Mountain Resources Ltd. was appointed by the Board of Directors in 2006 to oversee the Company's disclosure activities and to assist the Board of Directors in fulfilling its responsibilities in this respect. The purpose of the Committee is to ensure that the Company implements and maintains internal procedures for the timely collection, evaluation and disclosure, as appropriate, of information potentially subject to public disclosure under the legal, regulatory and stock exchange requirements to which the Company is subject.

The Committee's responsibilities include the following:

  review material developments and advise on the Company's disclosure obligations on a timely basis;

  advise on and discuss the timely review, publication and filing of periodic and current reports with the various parties involved, including the Chief Executive Officer and the Chief Financial Officer, and review that these reports do not contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading;

  periodically review past disclosures contained in public filings and other public information and advise whether any updates or corrections are appropriate; and

  evaluate and advise on the effectiveness of the Company's internal and disclosure controls and procedures, including the steps that it deems necessary or desirable to effect compliance with those procedures.

There are inherent limitations as to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and circumvention or overriding of the controls or procedures. It should be also be noted that the Company's internal controls and procedures will not prevent or detect all errors and fraud. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Consequently, management applies its judgment in evaluating the cost-benefit relationship of possible controls and procedures.

The Chief Executive Officer and the Chief Financial Officer, together with management, have evaluated the effectiveness of the Company's disclosure controls and procedures and internal controls over financial reporting as of December 31, 2006, and identified the following material weaknesses:

1.     Design weaknesses relating to controls and processes due to (i) insufficient communication of the Company's policies and Code of the Conduct to employees of the Company, (ii) a lack of a formal management override policy relating to the Company's policies and Code of Conduct, and (iii) monitoring process to confirm responsibility of financial results. Management believes that weaknesses in these areas aggregated to a material weakness for effective company level controls and require more formalization of existing controls and processes.

2.     Design weaknesses related to the processes and communication of operational information, which may have a financial implication, to accounting and finance, in a timely manner.

3.     Control design weaknesses relating to a lack of segregation of various accounting duties resulting from the small size of the Company's accounting department, lack of certain formal accounting procedures for the documentation of various approvals and reviews, as well as, control weaknesses inherent in accounting software employed by the Company which is not a sophisticated enterprise application.

Solely as a result of these material weaknesses, we concluded that our disclosure controls and procedures were not effective as of December 31, 2006.

The Company is experiencing rapid growth and has implemented new policies and processes to address the design weaknesses described above. During fiscal 2006, the Company undertook a comprehensive assessment of its internal control over financial reporting by conducting regular reviews and audits to identify weaknesses and to ensure that an environment of continuous improvement becomes a part of the culture of the Company. The Company further intends to systematically and regularly provide and explain its policies and Code of Conduct to employees. In addition, the Company intends to introduce additional internal control procedures during the next fiscal year to ensure that appropriate internal control over financial reporting is in place and that such controls keep pace with the growth of the Company. The Company has and will continue to implement improvements in segregation of accounting duties, increase controls for review, approval and documentation, and will upgrade during 2007 its accounting software to address inherent limitations.

Other than with respect to the identification of these material weaknesses, there was no change in our internal control over financial reporting during the year ended December 31, 2006, that materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Changes in Internal Control Over Financial Reporting

There were no changes in Birch's internal controls over financial reporting or in other factors that could significantly affect these controls during the year ended December 31, 2006, or subsequent to the evaluation date identified in connection with the evaluation thereof by the Company's management including the Chief Executive Officer and Acting Chief Financial Officer, that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

ITEM 16

RESERVED BY THE SEC

ITEM 16A

AUDIT COMMITTEE FINANCIAL EXPERT

The Board of Directors of Birch has determined that Larry Shelley, CA is an “audit committee financial expert”, as defined in Item 16A of Form 20-F and is independent, as defined by rules of the AMEX.

ITEM 16B

CODE OF CONDUCT

On May 7, 2004, the Company's Board of Directors adopted the Birch Mountain Resources Ltd. Code of Business Conduct and Ethics (“Code of Conduct”), which was filed as an exhibit to the Company's Form 20-F dated June 29, 2004.  The Code of Conduct was reviewed by the Corporate Governance and Risk Committee and amendments approved on January 16, 2006, resulting in a new Code of Conduct as attached as an exhibit hereto. The Code of Conduct outlines the Company's business principles, and the ethical and legal standards which each of its directors, officers and employees, including its principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions must adhere to when acting on behalf of the Company.

Through its Code of Conduct, the Company prescribes the following principles:

●

honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships;

●

full, fair, accurate, timely and understandable disclosure in the Company's shareholder reports and in other public communications and filings of the Company;

●

compliance with applicable governmental laws, rules and regulations;

●

the prompt internal reporting of violations of the Code of Conduct to an appropriate person or persons identified in the Code of Conduct; and

●

accountability by all of the Company's directors, officers and employees for adherence to its Code of Conduct.

ITEM 16C

PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth, for each of the years indicated, the fees billed by Birch's independent public accountants, and the percentage of the services that were approved by the Audit Committee.

	Year Ended December 31
	2006	2005
Audit Fees	$ 131,500	$ 62,000
Audit-related Fees	72,000	89,000
Tax Fees	-	750
All Other Fees	-	-
Total	$ 203,500	$ 151,750

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

ITEM 16E

PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Neither the Company, nor any affiliated purchaser of the Company, has purchased any of the Company's securities during 2006.

PART III

ITEM 17

FINANCIAL STATEMENTS

ITEM 18

FINANCIAL STATEMENTS

This item is not applicable.

 AUDITED CONSOLIDATED
FINANCIAL STATEMENTS

December 31, 2006

Birch Mountain Resources Ltd.
Report of Management

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The management of Birch Mountain Resources Limited is responsible for establishing and maintaining adequate internal control over financial reporting. The Securities and Exchange Act of 1934 in Rule 13a-15(f) and 15d-15(f) defines this as a process designed by, or under the supervision of, the Company's principal executive and principal financial officer and effected by the Company's Board of Directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedure that:

•

Pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company;

•

Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and

•

Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the consolidated financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

The Company's management assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2006. In making this assessment, the Company's management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework.

The Chief Executive Officer and acting Chief Financial Officer, together with management, have reviewed the design and effectiveness of the Company's internal control over financial reporting as part of Section 404 of the U.S. Sarbanes-Oxley Act of 2002 and have concluded that there were no changes in our internal control over financial reporting that occurred during 2006 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting other than the changes made to address the following material weaknesses:

1.

Design weaknesses relating to controls and processes due to (i) insufficient communication of the Company's policies and Code of the Conduct to employees of the Company, (ii) a lack of a formal management override policy relating to the Company's policies and Code of Conduct, and (iii) monitoring process to confirm responsibility of financial results.  Management believes that weaknesses in these areas aggregated to a material weakness for effective company level controls and require more formalization of existing controls and processes.

2.

Design weaknesses related to the processes and communication of operational information, which may have a financial implication, to accounting and finance, in a timely manner.

3.

Control design weaknesses relating to a lack of segregation of various accounting duties resulting from the small size of the Company's accounting department, lack of certain formal accounting procedures for the documentation of various approvals and reviews, as well as, control weaknesses inherent in accounting software employed by the Company which is not a sophisticated enterprise application.

Birch Mountain Resources Ltd.
Report of Management

The Company is experiencing rapid growth and has implemented new policies and processes to address the design weaknesses described above.  During fiscal 2006, the Company undertook a comprehensive assessment of its internal control over financial reporting by conducting regular reviews and audits to identify weaknesses and to ensure that an environment of continuous improvement becomes a part of the culture of the Company.  The Company further intends to systematically and regularly provide and explain its policies and Code of Conduct to employees.  In addition, the Company intends to introduce additional internal control procedures during the next fiscal year to ensure that appropriate internal control over financial reporting is in place and that such controls keep pace with the growth of the Company.  The Company has and will continue to implement improvements in segregation of accounting duties, increase controls for review, approval and documentation, and will upgrade during 2007 its accounting software to address inherent limitations.

/s/ Douglas J. Rowe	/s/ Dan J. Rocheleau

Douglas J. Rowe, President and Chief Executive Officer	Dan J. Rocheleau, Acting Chief Financial Officer and
Director of Financial Reporting

Birch Mountain Resources Ltd.
Report of Management

TO THE SHAREHOLDERS OF BIRCH MOUNTAIN RESOURCES LTD.

Management is responsible for the preparation of the financial statements and for the consistency therewith of all other financial and operating data presented in this Annual Report. In preparation of these financial statements, management selects appropriate accounting policies and uses its judgment and best estimates to report events and transactions as they occur. Management has determined such amounts on a reasonable basis in order to ensure that the financial statements are presented fairly, in all material respects.

Management maintains a system of internal controls to ensure, on a reasonable and cost effective basis, that the Company's assets are safeguarded and to facilitate the preparation of relevant, reliable and timely financial information. Management has the responsibility for preparation and fair presentation of the accompanying financial statements, including the financial processes that give rise to such consolidated financial statements. This responsibility includes selecting appropriate accounting principles and making objective judgments and estimates in accordance with Canadian generally accepted accounting principles and providing a reconciliation to generally accepted accounting principles in the United States.

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

External auditors appointed by the shareholders have examined the financial statements. Their report is attached to the audited consolidated financial statements that follow. The Audit Committee has reviewed these statements with management and the auditors and has reported to the Board of Directors.  The Board has approved the financial statements.

/s/ Douglas J. Rowe
Douglas J. Rowe, President and Chief Executive Officer
/s/ Dan J. Rocheleau
Dan J. Rocheleau, Acting Chief Financial Officer and Director of Financial Reporting

Birch Mountain Resources Ltd.
Consolidated Balance Sheets

To the Shareholders of

Birch Mountain Resources Ltd.

We have audited the consolidated balance sheets of Birch Mountain Resources Ltd. as at December 31, 2006 and 2005, and the consolidated statements of loss and deficit, and cash flows for each of the years then ended.  These financial statements are the responsibility of the Company's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, these financial statements present fairly, in all material respects, the consolidated financial position of Birch Mountain Resources Ltd. as at December 31, 2006 and 2005, and the results of its operations and its cash flows for each of the years then ended in conformity with Canadian generally accepted accounting principles.

The financial statements as at December 31, 2004 and for the year then ended were audited by another auditor who expressed an opinion without reservation on those statements in their report dated February 25, 2005 (except for notes 3 and 8, which are as of July 25, 2005, and note 19, which is as of November 10, 2006).

/s/ Ernst & Young LLP
March 29, 2007	Ernst & Young LLP
Calgary, Canada	Chartered Accountants

COMMENTS BY AUDITORS FOR U.S. READERS ON CANADA-U.S.
REPORTING DIFFERENCES

In the United States, reporting standards for auditors require the addition of an explanatory paragraph, following the opinion paragraph, when the financial statements are affected by conditions and events that cast substantial doubt on the Company's ability to continue as a going concern, such as those described in note 1 to the consolidated financial statements. Our report to the shareholders dated March 29, 2007 is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the auditors' report when these are adequately disclosed in the financial statements.

/s/ Ernst & Young LLP
March 29, 2007	Ernst & Young LLP
Calgary, Canada	Chartered Accountants

64

Birch Mountain Resources Ltd.
Consolidated Balance Sheets
Canadian Dollars
As At December 31	2006	2005
Assets
Current
Cash and cash equivalents (Note 3)	1,345,483	32,322,603
Accounts receivable	2,202,698	476,455
Inventory (Note 4)	5,703,196	-
Prepaids and deposits (Note 5)	7,995,965	441,545
	17,247,342	33,240,603
Restricted cash (Note 6)	4,250,000	1,000,000
Long-term prepaid (Note 7)	137,294	232,489
Property, plant and equipment (Note87)	18,729,682	425,112
Mineral properties (Note 9)	44,608,237	13,662,648
Total Assets	84,972,555	48,560,852
Liabilities
Current
Accounts payable and accrued liabilities	4,113,610	3,369,083
Current portion of long term debt (Note 13)	1,580,858	-
Deferred revenue (Note 11)	50,306	50,306
Other current liabilities (Note 12)	2,437,781	3,346,264
	8,182,555	6,765,653

Long term debt (Note 13)	6,911,321	-
Asset retirement obligation (Note 14)	1,100,000	360,000
Convertible debentures (Note 15)	28,537,087	-
	44,730,963	7,125,653

Commitments (Note 22)
Shareholders' equity
Share capital (Note 16)	47,489,830	46,950,953
Contributed surplus (Note 17)	10,236,663	1,774,873
Deficit (Note 19)	(17,484,901)	(7,290,627)
	40,241,592	41,435,199
Total Liabilities and Shareholders' Equity	84,972,555	48,560,852
See accompanying notes to the audited consolidated financial statements.

Approved on behalf of the Board:
/s/ Larry W. Shelley	/s/ Kerry E. Sully
Larry W. Shelley, Director	Kerry E. Sully, Director

65

Birch Mountain Resources Ltd.
Consolidated Statements of Loss and Deficit

Year Ended December 31	2006	2005	2004
Revenue
Sales (Note 20)	895,455	-	-
Cost of sales	989,412	-	-
Gross profit	(93,957)	-	-
Other limestone sale (Note 21)	645,109	-	-
	551,152	-	-

Expenses
Amortization, accretion and depletion	285,577	63,424	50,336
Consulting	102,384	96,027	79,973
Interest and bank charges	442,447	4,746	-
Mineral exploration costs (Note 9)	858,964	540,481	762,371
Office	458,806	937,756	683,316
Professional fees	1,474,021	746,377	396,552
Indirect Quarry Costs	2,544,028	-	-
Salaries and benefits	1,052,387	597,714	386,579
Shareholder services and promotion	1,179,043	742,439	329,993
Stock-based compensation (Note 22)	2,845,797	1,245,422	246,127
	11,243,454	4,974,386	2,935,247
Loss before other income	(10,692,302)	(4,974,386)	(2,935,247)

Interest and other income	498,028	332,568	48,190
Net loss for year	(10,194,274)	(4,641,818)	(2,887,057)

Deficit, beginning of year	(7,290,627)	(2,648,809)	(27,510,684)
Elimination of deficit (Note 19)	-	-	27,748,932
Deficit, end of year	(17,484,901)	(7,290,627)	(2,648,809)
Loss per share
Basic and fully diluted (Note 18)	(0.13)	(0.08)	(0.05)

See accompanying notes to the audited consolidated financial statements.

Birch Mountain Resources Ltd.
Consolidated Statement of Cash Flows
For the years ended December 31

	2006	2005	2004
OPERATING ACTIVITIES
Net loss	(10,194,274)	(4,641,818)	(2,887,057)
Adjustments for non-cash items:
Accretion of unamortized debenture discount	76,930	-	-
Amortization, accretion, and depletion	285,577	63,424	50,336
Depletion recorded in cost of sales	140,921	-	-
Stock-based compensation	2,942,536	1,442,536	282,049
Changes in non-cash working capital balances:
Accounts receivable	(1,726,243)	(242,996)	(181,237)
Inventory	(4,795,102)	-	-
Prepaids and deposits	(7,554,420)	(257,437)	(125,006)
Accounts payable and accrued liabilities	(744,527)	593,815	(1,348,125)
Other current liabilities	(908,483)	546,264	1,803,355
Cash (used in) provided by operating activities	(20,988,031)	(2,496,212)	(2,155,673)
FINANCING ACTIVITIES
Issue of common shares for cash, net of share issue costs	440,488	38,027,595	8,834,703
Proceeds from long-term debt	8,492,179	-	-
Advances on share subscriptions upon the exercise of options	-	(173,252)	173,252
Cash provided by financing activities	41,964,641	37,854,343	9,007,955
INVESTING ACTIVITIES
Mineral exploration costs	(30,377,246)	(6,939,447)	(3,153,233)
Restricted cash	(3,250,000)	(1,000,000)	-
Long term prepaid	95,195	(232,489)	-
Acquisition of capital assets	(18,421,679)	(308,922)	(73,071)
Proceeds from disposal of capital assets	-	1,602	-
Cash used in investing activities	(51,953,730)	(8,479,798)	(3,226,304)
(Decrease) Increase in cash and cash equivalents	(30,977,120)	26,878,333	3,625,978
Cash and cash equivalents, beginning of period	32,322,603	5,444,270	1,818,292
Cash and cash equivalents, end of period	1,345,483	32,322,603	5,444,270
See accompanying notes to the audited consolidated financial statements.

Birch Mountain Resources Ltd.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2006, 2005 and 2004

1.

Nature of operations and going concern uncertainty

Birch Mountain Resources Ltd. (the “Company”), incorporated under the jurisdiction of the Business Corporations Act of Alberta, is exploring and developing its mineral leases and permits and operating a limestone quarry on its mineral leases, in Northern Alberta.  At inception, the efforts of the Company were focused on exploration of precious metals and research into precious metals technology.  However, over the past four and a half years its focus has been on the development of its industrial minerals.  The mineral rights of the Company are to develop, extract and sell limestone products. The Company has two projects in its industrial minerals division, the Muskeg Valley Quarry and the Hammerstone Project, both of which are development of and commercialization of the limestone contained on the Company's mineral leases.  The Muskeg Valley Quarry is a limestone aggregate quarry approved by the government regulators.  The Hammerstone Project is a planned quarry expansion and quicklime and cement plants.  The Company must comply with conditions of the regulatory approvals such as to monitor ground water, report extraction and pay royalties thereon and the reclaim the site at the end of production.

As at December 31, 2006, the Company had incurred a net loss of $10.2 million for the year then ended and had an accumulated deficit of $17.5 million. The Company's ability to continue as a going concern is uncertain and dependent upon its ability to obtain additional financing and/or achieve profitable operations. The Muskeg Valley Quarry is operational and the Hammerstone Project is considered to be in the development stage.  The Company is currently exploring a range of strategic opportunities. The outcome of this review cannot be predicted at this time. If the Company is unable to obtain adequate additional financing, management may be required to curtail the Company's operations.

On August 2, 2006, the Company released an independent technical report, which indicates the existence of a limestone quarry in the Fort McMurray area and reports an estimated value for the mineral reserves significantly in excess of the current carrying value of the mineral properties.  The financials have been prepared on a going concern basis, which presumes the realization of assets and settlement of liabilities through the normal course of operations.  The financials do not include any adjustments relating to the recoverability and classification of recorded assets or liabilities that maybe necessary should the Company be unable to continue as a going concern. The ability of the Company to continue as a going concern is dependant upon the existence of economically recoverable reserves, securing and maintaining title and beneficial interest in the properties, and the ability of the Company to obtain the necessary financing or cash flow to continue the development and operation of its mineral properties.

2.

Significant accounting policies

       (a)

        Basis of presentation

These consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Canada.  The principal accounting policies followed by the Company, which have been consistently applied in the preparation of these consolidated financial statements, are summarized below.  A summary of the difference between accounting principles generally accepted in Canada and those generally accepted in the United States is contained in note 27 to these consolidated financial statements.

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

Birch Mountain Resources Ltd.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2006, 2005 and 2004

2.

Significant accounting policies (continued)

(c)

Use of estimates

The preparation of the consolidated financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the period.  Actual results could differ from those reported.

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

 (d)

Revenue recognition

The Company recognizes revenue on the sale of its products when delivery occurs.

(e)

Cash and cash equivalents

 Cash and cash equivalents include balances with Canadian chartered banks and investment certificates with maturities of three months or less at the date of purchase.  Cash equivalents are carried at cost, plus accrued interest, which approximates market value.

(f)

Inventory

Inventory is valued at the lower of average cost and net realizable value.  Average cost includes direct materials, direct labour, operational overhead expenses and depletion.

(g)

Property, plant and equipment

Property, plant and equipment are recorded at cost.  Assets are not amortized until they are put into use. Amortization is provided over their estimated useful lives, using the following methods and rates:

	Method	Annual Rate
Equipment	Declining balance	20%
Computer	Declining balance	30% - 100%
Leasehold improvements	Straight line	5 years

(h)

Mineral properties

The Company expenses mineral exploration costs in the year they are incurred, unless on a property-by-property basis the deferral criteria are met and it is probable that they will be recoverable from the future operations of the related project. When it is determined that a mining property can be economically developed as a result of established proven and probable reserves, the costs of further exploration and development to further delineate the reserve on such a property are capitalized.  Determination as to the establishment of proven and probable reserves is based on results of technical reports, which indicate whether a property is economically feasible.  These expenditures are depleted according to the unit-of-production method.  This method allocates the costs of these assets to each accounting period.  The amount of depletion is measured by the portion of the mines' economically recoverable proven reserves which are recovered during the period..

Birch Mountain Resources Ltd.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2006, 2005 and 2004

2.     Significant accounting policies (continued)

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

(i)

Asset retirement obligation

The Company recognizes a liability for the fair value of environmental and site restoration obligations when the obligations are incurred and the fair value can be reasonably estimated.  The fair value of the obligations is based on the estimated cash flow required to settle the obligations discounted using the Company's credit adjusted risk-free rate.  The fair value of the obligation is recorded as a liability with the same amount recorded as an increase in capitalized costs.  The amounts included in capitalized costs are depleted using the unit-of-production method. The liability is adjusted for accretion expense representing the increase in the fair value of the obligations and amortized over the mines useful life.  The accretion expense is recorded as an operating expense through periodic charges to earnings.  The Company's estimate of reclamation costs could change as a result of changes in regulatory requirements and cost estimates.

(j)

Capital lease obligations

Leases meeting certain criteria are accounted for as capital leases. The imputed interest is charged against income. If the lease contains a term that allows ownership to pass to the Company or there is a bargain purchase option the capitalized value is depreciated over the estimated useful life of the related asset.  Obligations under capital leases are reduced by rental payments net of imputed interest.

(k)

Future income taxes

The Company follows the liability method of accounting for income taxes.  Under this method, future income tax assets and liabilities are recorded based on temporary differences between the carrying amount of balance sheet items and their corresponding tax bases.  In addition, the future benefits of income tax assets, including unused tax losses, are recognized, subject to a valuation allowance, to the extent that it is more likely than not that such future benefits will ultimately be realized.  Future income tax assets and liabilities are measured using substantively enacted tax rates and laws expected to apply when the tax liabilities or assets are to be either settled or realized.

Birch Mountain Resources Ltd.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2006, 2005 and 2004

2.     Significant accounting policies (continued)

(l)

Stock-based compensation and contributed surplus

The Company uses the fair value method of accounting for all stock options granted whereby stock-based compensation on options granted is charged as an expense or capitalized depending on the nature of the grant, in the period the options are vested, based on the estimated fair value at the date of grant using the Black-Scholes Option Pricing Model.   Consideration paid by the option holders to the Company upon exercise of options is credited to common share capital.

(m)

Loss per share amounts

Loss per share amounts are computed using the weighted-average number of common shares outstanding during the year. Diluted loss per share is calculated based on the treasury stock method, which assumes that any proceeds obtained on the exercise of options and warrants would be used to purchase common shares at the average trading price for the period.

(n)

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

3.

Cash and cash equivalents

At December 31, 2006, cash equivalents included $683,962 (2005 - $31,911,272) invested in guaranteed investment certificates earning interest at rates of 2.9% (2005 - 2.15% to 2.55%).

4.

Inventory

During the year ended December 31, 2006, the Company began production of limestone, which is crushed for use in various marketable products.  The inventory consists of crushed limestone stockpiles, unprocessed limestone stockpiles and blasted but unexcavated material. Inventory includes direct production costs such as fuel, labour, contractors, production overhead and direct rock excavation work.  Inventory is recorded at the lower of cost or net realizable value.  The cost of finished products and in process inventories is determined on an average cost basis.  At December 31, 2006, the Company has recorded inventory for work in progress of $3,063,613 (2005 – nil) and for finished product of $2,639,584 (2005 – nil).

5.

Prepaids and deposits

Prepaids and deposits consist of $5.6 million of costs management expects to recover within the next twelve months. Due to the short-term nature of this asset, it has been classified as a current asset.  The Company also has a $2 million refundable deposit on the Cedarapids crushing equipment (Note 13) which was refunded subsequent to December 31, 2006.

Birch Mountain Resources Ltd.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2006, 2005 and 2004

6.

Restricted cash

The Company pledged as collateral $3,250,000 against a demand operating line and a revolving lease line of credit, through assignment of one-year term deposits to the Royal Bank of Canada.  The Company has drawn on the operating line for a stand-by letter of credit, which is explained in Note 10 and has drawn on the revolving lease line, which is explained in Note 13.

The Company pledged as collateral $1,000,000 against future debt repayments of a crushing spread, through assignment of a guaranteed investment certificate to the Canadian Western Bank.

7.

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

8.

Property, plant and equipment

	2006			2005
	Cost	Accumulated Amortization	Net Book Value	Cost	Accumulated Amortization	Net Book Value
Computers and software	430,514	294,960	135,554	333,238	251,222	82,016
Leasehold improvements	42,076	39,025	3,051	38,382	31,198	7,184
Limestone processing plant	8,812,323	0	8,812,323	106,326	-	106,326
Mining equipment	9,433,692	6,193	9,427,499	112,638	-	112,638
Office equipment	640,450	289,195	351,255	346,791	229,843	116,948
	19,359,055	629,372	18,729,682	937,375	512,263	425,112

Included in mining equipment are assets under capital lease with an original cost of $1,235,000 and related accumulated amortization of $0 (2005 – nil).

9.

Mineral properties

The Company holds a significant number of permits, applications to convert permits to leases and leases on mineral rights in the Athabasca region of Northern Alberta.

At December 31, 2006, the Company's mineral property in the Athabasca region consisted of 17 (2005 – 32) permits, 50 (2005 – 22) lease applications and 68 (2005 – 69) leases for a total area of 380,136 (2005 – 402,748) hectares.

The Company has capitalized expenditures related to its industrial mineral projects and expensed amounts related to its mineral exploration and technology division.  Amounts capitalized and expensed related to mineral properties are as follows:

Birch Mountain Resources Ltd.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2006, 2005 and 2004

9.     Mineral properties (continued)

Mineral properties capitalized
	At Dec 31, 2006	For the year ended Dec 31, 2006	At Dec 31, 2005	For the year ended Dec 31, 2005	At Dec 31, 2004
Asset retirement obligation	1,040,656	680,656	360,000	335,000	25,000
Administration	1,946,473	1,151,868	794,606	715,223	79,383
Assay and geological	114,835	9,091	105,744	28,004	77,740
Equipment	1,109,140	1,109,140	-	-	-
Land lease and permit	328,580	268,772	59,808	9,278	50,530
Materials, services and drilling	12,792,987	7,798,478	4,994,509	2,473,842	2,520,667
Site preparation	24,269,407	18,267,580	6,001,827	5,941,257	60,570
Stripping costs during operations	1,750,000	1,750,000	-	-	-
Salaries	1,896,069	833,059	1,063,010	478,755	584,255
Travel and accommodations	543,126	259,982	283,144	191,920	91,224
	45,791,275	32,128,627	13,662,648	10,173,279	3,489,369
Depletion	(1,183,038)	(1,183,038)	-	-	-
	44,608,237	30,945,589	13,662,648	10,173,279	3,489,369

Mineral exploration costs
	2006	2005	2004
Administration	35,476	36,209	34,276
Assay and geological	3,929	84	654
Land lease and permit	666,655	390,088	611,857
Materials, services and drilling	75,134	18,130	45,737
Salaries	36,297	89,715	66,708
Travel and accommodations	41,473	6,255	3,139
	858,964	540,481	762,371

Since inception, the Company has spent a total of $50,721,637 (2005 - $17,734,046) on mineral exploration and development of which, $45,791,275 (2005 - $13,662,648) has been capitalized.

10.

Operating line of credit

The Company has a revolving credit facility with a Canadian chartered bank that provides two types of credit.  The first is a revolving demand loan, by way of either, Royal Bank prime based loans, letters of credit or letters of guarantee in the amount of $2,000,000.  The second provides for a revolving lease line of credit by way of approved lease agreements to acquire capital assets in the amount of $1,455,663.  The Company provided a general security agreement over all assets as collateral for this credit facility.  A $2,000,000 (2005 – $670,000) letter of credit was drawn against the revolving demand facility as guarantee to the Alberta Government for future site reclamation obligations as outlined in Note 14 and $1,154,806 (2005 – nil) was drawn against the lease line as outlined in Note 13.

Birch Mountain Resources Ltd.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2006, 2005 and 2004

11.

Deferred revenue

In September 2003, the Company signed an agreement to sell limestone to Syncrude Canada Ltd. within Syncrude's Aurora mine, which would be extracted by Syncrude and reported monthly.  The Company received a non-refundable $100,000 payment and a payment of $50,306 to be applied against future extraction.  During the current year, no limestone was extracted (2005 – nil; 2004 - nil)

12.

Other current liabilities

The Company raised capital through the issuance of flow through shares in 2003 and 2004, which provided for an indemnity to the subscriber for additional taxes payable if Birch was unable to or failed to renounce the qualifying expenditures as agreed, without limiting the recourse of the subscriber.  The Company applied for and filed the necessary forms to qualify for and renounce expenditures in 2002, 2003 and 2004 and has subsequently determined some of these expenditures do not qualify for flow through tax treatment.  The Company is exposed to costs for the indemnification of the subscribers and any assessed corporate taxes, penalties and interest.  The Company has estimated and accrued a potential liability in the amount of $2,437,781 (2005 - $3,346,264).  Subsequent to December 31, 2005, the Company amended its tax filings and the related reported tax balances have been revised to reflect this change.  Based on information available at the time of these amended filings, the Company increased its original estimate of the potential liability by $300,000.  This change has been accounted for as a change in estimate due to better information becoming available.  The offsetting entry is recorded to share capital as the amount is attributable to flow through share capital issued in prior years. This amount is subject to measurement uncertainty due to the tax filing positions of the subscribers, their tax rates and the amount of corporate taxes, penalties or interest that may be payable, which will not be known until any potentially affected subscribers as reassessed for their tax positions by the Canada Revenue Agency and these amounts become known to the Company.  To date, the Company has refunded $32,732 (2005 – nil) to affected subscribers who were reassessed by the Canada Revenue Agency.  The Company believes this estimate could vary higher or lower by up to fifteen percent.

13.

Long term debt

	2006	2005
Equipment loan (a)	7,337,373	-
Capital lease (b)	1,154,806	-
Total long term debt	8,492,179	-
Less: current portion	1,580,858	-
Long term portion	6,911,321	-

  (a)

In 2006, the Company entered into a financing agreement with the Canadian Western Bank to finance a crushing plant costing $6,922,050 plus GST.  The original loan amount was $7,337,373 with an interest rate of 6.02%.  The loan is to be paid off over five years based on blended principal and interest payments of $114,932 per month.  The loan is non-revolving and is collateralized by the equipment and a $1,000,000 GIC on deposit at Canadian Western Bank.  Interest expense relating to the equipment loan for the year was $11,255.

Birch Mountain Resources Ltd.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2006, 2005 and 2004

13.  Long term debt (continued)

Principal payment requirements on the equipment loan over the next five years are as follows:

2007	1,396,166
2008	1,049,243
2009	1,115,176
2010	1,184,193
2011 and thereafter	2,592,595
7,337,373
Less current portion	1,396,166
Long term portion	5,941,207

  (b)         As part of the Company's operating line of credit, outlined in Note 9, the Company financed a piece of quarry equipment costing $1,235,000 at an annualized interest rate of 6.6% with a five year repayment term. The equipment has a residual value of $200,000, which is the purchase option at the end of the lease.  The Company is treating the arrangement as a capital lease. The principal and interest payments are $21,282 per month commencing on August 3, 2006.  Interest expense relating to the capital lease for the year was $26,218.

Future minimum annual lease payments under the capital lease obligation over the next five years are as follows:

2007	255,389
2008	255,389
2009	255,389
2010	255,789
2011 and thereafter	348,977
1,370,533
Less amounts representing interest at 6.60%	(215,727)
1,154,806
Less current portion	184,692
Long term portion	970,114

14.

Asset retirement obligation

The Company has estimated the total discounted future cost of reclaiming the site of its limestone quarry to be $1,100,000 (2005 - $360,000).  The total future undiscounted costs are estimated at $2,849,650 (2005 - $1,100,000). This amount is based on estimates provided by consulting engineers to the Company for costs that would be incurred by third parties to return the quarry to its reclaimed status as defined under the Company's environmental and operating permits.  Costs are allocated to two categories and the future site reclamation timing is determined by management for each category.  Site infrastructure will service the quarry for its estimated fifty five year life and the initial production quarry area is estimated not to be reclaimed for ten years.  The discounted future cost estimates have been determined by management using a 3% inflation rate and a 7.5% credit adjusted risk free rate.  The amounts are subject to measurement uncertainty with respect to costs in the local market for third parties to perform this work, the actual timing of reclamation, the inflation rate used and the discount rate used.  A $2,000,000 (2005 - $670,000) irrevocable standby letter of credit was drawn on the Company's operating line of credit as a guarantee to Alberta Environment for the estimated future reclamation.

Birch Mountain Resources Ltd.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2006, 2005 and 2004

14.  Asset retirement obligation (continued)

	2006	2005
Balance beginning of period	360,000	-
Change in estimate	(34,415)
Additional provision	715,071	360,000
Accretion expense (Note 2)	59,344	-
Balance end of period	1,100,000	360,000

15.

Convertible debentures

	2006	2005
Convertible debentures	34,500,000	-
Debt issuance costs	(1,264,842)	-
Unamortized discount	(4,698,071)	-
Carrying value	28,537,087	-

The Company issued convertible unsecured subordinated debentures having a face value of $34.5 million during the year.  The debentures were issued pursuant to a public offering and mature on December 31, 2011.  The debentures are convertible into common shares of the Company at any time prior to maturity at the option of the debenture holder at a conversion price of $3.30 per share.  In the year ended December 31, 2006 no debentures were converted into shares.

The debentures are unsecured and bear interest at 6% and interest is payable semi-annually commencing on June 30, 2007.  Interest expense relating to the debentures for the year was $141,781 (2005 – nil) and has been included in accrued liabilities.

The Company has classified the debentures in the financial statements according to the separate debt and equity component parts using the effective interest rate method resulting in (i) $4,775,000 being allocated to contributed surplus representing the relative fair value of the conversion feature as determined by the effective interest method, and (ii) $29,725,000 being allocated to the carrying value of the convertible debentures.

In connection with the debenture issue, the Company paid professional fees in the sum of $1,468,025.  These fees have been allocated to debt and equity on the same pro-rata basis used to allocate the original proceeds.  The debentures are shown net of the issue costs of $1,264,842 and the resulting carrying value of the convertible debentures of $28,460,158 will be accreted to the $34,500,000 principal amount over the term to maturity using the effective interest method with the corresponding interest expense being included in the consolidated statements of loss.  The accretion of the discount on the convertible debentures for the year amounted to $76,930 and is included in interest and bank charges.

16.

Share capital

 (a)  Authorized capital

Unlimited number of common voting shares, no par value

Unlimited number of preferred shares, issuable in series

Unlimited number of non-voting shares

Birch Mountain Resources Ltd.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2006, 2005 and 2004

16.  Share capital (continued)

(b) Issued - Common shares

	Number	Amount
Balance December 31, 2004	66,306,799	8,761,876
Issued for cash
Public offering (i)	9,000,000	36,000,000
Issued on exercise of options	2,229,500	1,430,848
Issued on exercise of warrants	2,885,188	2,900,600
Reclassified from contributed surplus upon exercise of options	-	461,482
Share issuance costs (i)	-	(2,303,853)
Reduction in share capital for flow through shares (Note 12)	-	(300,000)
Balance December 31, 2005	80,421,487	46,950,953
Issued for cash
Public offering	-	-
Issued on exercise of options	857,000	440,487
Reclassified from contributed surplus upon exercise of options	-	98,390
Balance December 31, 2006	81,278,487	47,489,830

(i)

On September 2, 2005, the Company closed a public equity offering of 9,000,000 shares at $4.00 per share for gross proceeds of $36,000,000.  Share issue costs of $2,303,853 were incurred in connection with this offering.  These fees are reflected as a reduction in the proceeds from the share issuance.

(c)  Options

The Company has a stock option plan that was established in 1994 and has been subsequently amended by the shareholders, including most recently in 2006.   The purpose of the plan is to offer persons who provide services to the Company, whether directors, officers, consultants or employees, an opportunity to obtain an interest in the Company through the purchase of common shares and to aid in attracting, retaining and encouraging the continued involvement of such persons.   The plan contains provisions stating that the option period may not exceed five years and the aggregate number of shares issuable upon the exercise of all options granted under the Plan shall not exceed 10% of the issued and outstanding common shares of the Corporation from time to time.  The options currently vest over a period of eighteen moths.  The plan is administered by the Compensation Committee of the Board of Directors who determines to whom options shall be granted including the terms and vesting of the grants.  When options are granted, the Compensation Committee sets the strike price equal to the closing price on the Toronto Stock Exchange for the previous day.

The Company has outstanding options on common shares as follows:

	Number of Options	Exercise Price Range ($)	Weighted Average Exercise Price ($)	Expiry Date
December 31, 2004	7,316,070	0.26 – 0.74	0.37	2005-2009
Granted	2,465,000	2.09 – 7.81	2.60	2009
Cancelled	350,000	2.35 – 2.48	2.41	2009
Exercised	2,229,500	0.26 – 2.48	0.78	2007-2010
December 31, 2005	7,201,570	0.26 – 7.81	0.84	2006 -2010
Granted	907,500	4.40 – 8.78	7.92	2011
Cancelled	0	0.00 – 0.00	0.00	0
Exercised	857,000	0.26 – 2.48	0.51	2006-2010
December 31, 2006	7,252,070	0.26 – 8.78	2.00	2007 -2011

Birch Mountain Resources Ltd.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2006, 2005 and 2004

16.  (c) Options (continued)

Stock options outstanding and exercisable as at December 31, 2006 are as follows:

Exercise Price ($)	Number of Options Outstanding	Number of Options Exercisable	Expiry Date
0.26	490,000	490,000	March 2007
0.34	875,000	875,000	April 2007
0.30	1,420,000	1,420,000	October 2008
0.53	125,000	125,000	May 2009
0.55	1,633,250	1,633,250	August 2009
0.74	7,500	7,500	November 2009
2.35	217,500	217,500	January 2010
2.48	1,088,820	1,088,820	March 2010
2.09	262,500	262,500	April 2010
7.81	225,000	168,750	November 2010
8.78	592,500	296,250	January 2011
8.60	30,000	15,000	April 2011
8.00	125,000	62,500	May 2011
4.40	160,000	40,000	August 2011
2.00	7,252,070	6,702,070	2007 - 2011

17.

Contributed surplus

Balance, December 31, 2004	338,569
Options granted to employees, directors and officers	1,700,671
Options granted to advisors	197,114
Options exercised and reclassed to share capital	(461,482)
Balance December 31, 2005	1,774,873
Options granted to employees, directors and officers	4,018,711
Options granted to advisors	96,739
Options exercised and reclassed to share capital	(98,390)
Cancellation of options granted to advisors	(127,087)
Convertible debenture proceeds allocated to contributed surplus (Note 15)	4,571,817
Balance December 31, 2006	10,439,846

18.

Loss per share amounts

Basic loss per share is calculated using the weighted-average number of shares outstanding for the year.  For purposes of the calculations, the weighted-average number of shares outstanding was 81,002,073 (2005 – 71,644,531; 2004 – 56,596,951).  All of the outstanding options have been excluded from the calculation of diluted loss per share for all periods presented as the effect common shares issuable upon exercise of share options is anti-dilutive.   All of the Company's outstanding options are available for dilution in future periods.

Birch Mountain Resources Ltd.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2006, 2005 and 2004

18.   Loss per share (continued)

The Company issued convertible unsecured subordinated debentures having a face value of $34.5 million during the year. The debentures are convertible into common shares of the Company at any time prior to maturity at the option of the debenture holder at a conversion price of $3.30 per share resulting in a potential for an additional 10,454,545 shares being issued.  All of the outstanding debentures have been excluded from the calculation of diluted loss per share for all periods as the effect common shares issuable upon conversion is anti-dilutive.

19.

Deficit

Pursuant to Section 38 of the Business Corporations Act of Alberta, the shareholders approved a reduction in the stated capital by the amount of the accumulated deficit as of June 30, 2004.  As a result, the deficit and share capital were reduced by $27,748,932.

20.

Concentration of credit risk

Assets that potentially subject the Company to concentration of credit risk are sales and accounts receivable. The Company provides credit to most of its customers in the ordinary course of business, and generally collateral or other security is not required.  The Company conducts ongoing credit evaluations of its customers and maintains allowances for potential credit losses. During 2006, the Company had two major customers that accounted for 87% of our revenues and accounts receivable. The loss of any one of our large customers could have a material adverse effect on our financial position, results of operations and cash flows, however, these particular customers are large, well-known and respected entities in their industry and management does not consider the risk unmanageable.

21.

Other limestone sale

The Company earned income from the sale of limestone held under exploration permits outside of the active quarry. The Company's only direct cost of sale for this income is government royalties, which are netted against the gross sales.

22.

Stock-based compensation and stock-based expenses

	2006	2005	2004
Stock-based compensation for stock issued and vested in the current period (i)	2,165,572	798,569	112,765
Stock-based compensation for stock issued in prior periods and vested in the current period	1,726,051	902,102	133,362
Less stock-based compensation capitalized in mineral properties	(1,045,826)	(455,248)	-
Net stock-based compensation expense	2,845,797	1,245,422	246,127
Stock-based expenses for options issued to advisors included in professional fees in the period (ii)	96,739	197,114	35,922
Total stock-based expenses	2,942,536	1,442,536	282,049

(i) During 2005, 350,000 stock options at a weighted average price of $2.41 were forfeited by a director.

(ii) Expenses included in professional fees in the period were valued based on the market price of the stock at the time of the transaction.

The Company uses the Black-Scholes option-pricing model to estimate the fair-value for stock-based compensation for employees, directors, officers and advisors. The vesting period of the options is eighteen months and their fair value was estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions:

Birch Mountain Resources Ltd.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2006, 2005 and 2004

	2006		2005
	Employees, directors and officers	Advisors	Employees, directors and officers	Advisors
Total fair value of options granted during the year	$3,220,421	-	$3,194,274	$ 534,282
Expected life	2 years	nil	2 years	2 years
Risk-free interest rate	4.00%	nil	4.3 to 4.8%	4.3 to 4.8%
Expected volatility	74%-81%	nil	85% - 100%	85% - 100%
Annual dividends	Nil	nil	nil	nil
Weighted average fair value	$3.55	-	$1.46	$1.94

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

	2006	2005	2004
Pro-forma loss	(10,248,274)	(4,714,830)	(2,960,069)
Loss per share, basic	(0.13)	(0.08)	(0.05)

23.

Commitments

The Company has land lease agreements on exploration properties and rents premises and equipment under operating leases.  Commitments under these agreements require the following payments over the next five years:

	Land	Other	Total
2007	431,901	493,338	925,239
2008	431,901	505,513	937,414
2009	431,901	441,504	873,405
2010	431,901	421,489	853,390
2011	431,901	421,489	853,390
	2,159,505	2,283,333	4,442,838

Not included in the above amounts is a contingent royalty commitment on one land lease to pay $0.15 per tonne of limestone used, should limestone be produced from minerals on that specific lease and a $0.10 per tonne marketing fee to be paid on all limestone sold from the Muskeg Valley Quarry.

24.

Related-party transactions

The Company incurs transactions with related parties, in the normal course of business.  The transactions are measured at the exchange amount, which is the consideration established and agreed to by the related party and were as follows:

•

Included in shareholder services and promotion is $5,700 (2005 - $7,874; 2004 - $14,656) paid to a company controlled by the spouse of a director.

Birch Mountain Resources Ltd.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2006, 2005 and 2004

24.  Related-party transactions (continued)

•

Included in professional fees is $282,820 (2005 - $85,734; 2004 – $37,159) of consulting and legal fees paid to a company owned by an officer.

•

Included in professional fees is $264,354 (2005 - $240,859; 2004 – $99,145) of legal fees paid to a law firm in which an officer was a partner.

•

Included in salaries and benefits are amounts paid to a related party employee of $53,649 (2005 – $2,498).

•

Included in accounts payable is $3,151 (2005 - $18,789; 2004 - $7,945) relating to these transactions.

25.

Income taxes

The income tax recovery differs from the amount that is expected by applying the current tax rates for the following reasons:

	2006	2005	2004
Loss before taxes	10,194,274	4,641,818	2,887,057
Expected tax recovery at (2006–32.50%; 2005 –33.62%; 2004–36.70%)	3,313,139	1,560,579	1,059,550
Non-deductible expenses for tax	(1,247,690)	(593,026)	(120,779)
Other	366,572	179,941	(9,665)
Change in enacted tax rates	(1,363,242)	(602,277)	-
Valuation allowance	(1,068,269)	(545,217)	(929,106)
Future income tax recovery	-	-	-

The realization of income tax benefits related to these future potential tax deductions is uncertain and cannot be viewed as more likely than not.  Accordingly, no future income tax asset has been recognized for accounting purposes.

Future income tax assets consist of the following temporary differences:

	2006	2005	2004
Industrial mineral mines (i)	4,862,490	4,974,118	6,590,913
Property and equipment (i)	(131,768)	-	69,911
Scientific Research and Experimental Development expenditures unclaimed (ii)	61,400	85,141	77,702
Non-capital loss carry forwards (iii)	3,843,248	2,815,375	654,525
Share issuance costs and other	825,865	754,824	154,518
Asset retirement obligation	357,390	121,032	-
Valuation allowance	(9,818,625)	(8,750,490)	(7,547,569)
Future tax assets (net of valuation allowance)	-	-	-

(i)

The Company has undepreciated capital cost allowance of $79,650,754 (2005 - $28,880,000; 2004 - $21,480,000), which may be carried forward indefinitely.

Birch Mountain Resources Ltd.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2006, 2005 and 2004

25.  Income taxes (continued)

(ii)

The Company has Scientific Research and Experimental Development costs of $211,000 (2005 - $211,000), which may be carried forward indefinitely.

(iii)

Non-capital loss carry forwards of approximately $13,252,000 (2005 - $8,400,000) are available to offset future income.   If unused, they will expire as follows:

2007	$ 185,000
2008	719,000
2009	20,000
2010	190,000
2011	-
2012	-
2013	-
2014	1,680,000
2015	3,336,000
2016	7,122,000

26.  Segmented information

The Company's principal business segment, Industrial Minerals, is the acquisition, exploration, development and operation of its mineral leases and permits.  The Company also engages in ongoing exploration and research of mineral technology.  In identifying these segments the Company considers the organizational structural and areas of budget responsibility as well as the general corporate philosophy.  The Industrial Minerals division generates its revenue from the sale of limestone products such as aggregates and reagent products.  The Mineral Exploration and Technology division could generate income from the sale of technology patents or significant valuable mineral or metals discoveries.  The accounting for revenue, expense and assets attributed to each segment is based on each transaction, which is coded to separate general ledger department codes for each segment.  The Company's activities are focused in Western Canada and the Company's assets are located in Alberta.

		Mineral
	Industrial	Exploration and
	Minerals	Technology	Corporate	Total
2006
Sales revenue	895,455	-	-	895,455
Cost of sales	(989,412)	-	-	(989,412)
Other limestone sale	645,109	-	-	645,109
Interest and other income	-	-	498,028	498,028
Expenses	2,544,028	858,964	7,840,462	11,243,454
Loss	(1,992,876)	(858,964)	(7,342,434)	(10,194,274)
Assets	79,023,053	26,264	5,923,238	84,972,555

Birch Mountain Resources Ltd.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2006, 2005 and 2004

2005
Sales revenue	-	-	-	-
Cost of sales	-	-	-	-
Interest income	-	-	332,568	332,568
Expenses	-	540,481	4,433,905	4,974,386
Loss	-	(540,481)	(4,101,337)	(4,641,818)
Assets	14,424,221	33,798	34,102,833	48,560,852
2004
Sales revenue	-	-	-	-
Cost of sales	-	-	-	-
Interest income	-	-	48,190	48,190
Expenses	-	762,371	2,172,876	2,935,247
Loss	-	(762,371)	(2,124,686)	(2,887,057)
Assets	3,585,938	59,393	5,887,092	9,532,423

Financial instruments

Fair values

The carrying amount of cash and cash equivalents, restricted cash, accounts receivable, accounts payable and accrued liabilities and other current liabilities approximates their fair value because of the short-term maturities of these items.

Foreign currency risk

The Company maintains cash balances and occasionally enters into transactions to purchase goods and services denominated in United States currency for which the related expenses and accounts payable balances are subject to exchange rate fluctuations.  The transactions and balances have been stated in Canadian dollars in accordance with the Company's foreign currency translation policy.

	2006	2005
Cash (CAD$)	285,254	234,711
Accounts payable (CAD$)	-	47,142

27.

Material differences between Canadian and United States generally accepted accounting principles

The consolidated financial statements of the Company have been prepared in accordance with generally accepted accounting principals in Canada (“Canadian GAAP”), which in most respects conform to accounting principles generally accepted in the United States (“U.S. GAAP”).

If these consolidated financial statements were prepared in accordance with U.S. GAAP, the impact would be as follows:

	2006	2005
Mineral properties – Canadian GAAP	44,608,237	13,662,648
Exploration expenditures capitalized (a)	(26,067,542)	(13,662,648)
Depletion (a)	670,969	-
Stripping costs capitalized (b)	(1,750,000)	-
Mineral properties - U.S. GAAP	17,461,664	-

	2006	2005
Inventory – Canadian GAAP	5,703,196	-
Depletion (a)	(464,815)	-
Stripping costs capitalized (b)	1,479,787	-
Inventory - U.S. GAAP	6,718,168	-

Birch Mountain Resources Ltd.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2006, 2005 and 2004

27.  Material differences between Canadian and United States generally accepted accounting principles (continued)

	2006	2005
Convertible debentures – Canadian GAAP	28,537,087	-
Debt issuance costs	1,264,842	-
Unamortized discount (c)	4,698,071	-
	34,500,000	-
Unamortized debt issuance costs	(1,448,584)	-
Convertible debentures - U.S. GAAP	33,051,416	-

Shareholders' equity – Canadian GAAP	40,241,592	41,435,199
Exploration expenditures capitalized (a)	(26,067,542)	(13,662,648)
Accretion of convertible debentures (c)	57,489	-
Unamortized discount of convertible debentures (c)	(4,698,071)	-
Cost of sales – depletion (a)	72,131	-
– stripping costs (c)	(229,639)	-
Shareholders' equity - U.S. GAAP	9,375,960	27,772,551

The impact on the consolidated statement of loss would be as follows:

	2006	2005	2004
Loss for the year - Canadian GAAP	10,194,274	4,641,818	2,887,057
Exploration expenditures capitalized (a)	12,404,894	10,173,279	3,153,233
Cost of sales – depletion	(72,131)	-	-
– stripping costs	229,639	-	-
Accretion of convertible debentures (c)	(57,489)	-	-
Loss for the year - U.S. GAAP	22,699,187	14,815,097	6,040,290
Loss per share - U.S. GAAP
Basic and fully diluted	(0.28)	(0.21)	(0.11)

Significant differences between Canadian GAAP and U.S. GAAP that would have an effect on these consolidated financial statements are as follows:

a)

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

Birch Mountain Resources Ltd.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2006, 2005 and 2004

27.  Material differences between Canadian and United States generally accepted accounting principles (continued)

Capitalized costs are then assessed to determine if a writedown in the carrying value is necessary and any writedown would be considered an operating expense and included in the determination of operating loss for the period in which the writedown occurred.

Under Canadian GAAP, the Company was regarded as a production stage enterprise for 2005 and under U.S. GAAP the Company was regarded as an exploration stage enterprise.  On May 24, 2006, the Company filed all of the necessary applications to prove it had the legal rights to exploit its mineral leases, sales to various end-users at market prices and with expectation of regulatory approval, the Hammerstone mineral reserves met SEC Industry Guide 7 requirements for qualification as a reserve.  Subsequent to May 24, 2006, the Company is regarded as a production stage enterprise under Canadian and U.S. GAAP. Total sales volumes for 2006 were 1,539,292 tonnes of limestone including the off-quarry sale and the Company produced 2,244,987 tonnes of limestone during 2006.

For 2004, 2005 and to May 24, 2006, the Company's reserves did not meet the criteria for proven reserves under SEC Industry Guide 7, therefore, all expenditures on mineral properties capitalized under Canadian GAAP were expensed as operating costs under U.S. GAAP, increasing the losses and loss for each year.

b)

Under Canadian GAAP, stripping costs related to the betterment of the mineral property are capitalized while those related to removing overburden to access limestone for processing are included in the cost of inventory and cost of goods sold.

  Under U.S. GAAP, stripping costs incurred during the production phase of a mine should be included in inventory and cost of goods sold for that period.

Management has determined that stripping costs up to May 24, 2006 under both Canadian and U.S. GAAP would be capitalized.

c)

Under Canadian GAAP, the conversion option embedded in the convertible debentures was presented separately as a component of shareholders' equity.  Under U.S. GAAP, the embedded conversion option was not subject to bifurcation and was thus presented as a liability along with the balance of the convertible debentures.  The principal accretion occurring under Canadian GAAP was not required under U.S. GAAP and the adjustment was included in the interest expense adjustment in the reconciliation.

Under Canadian GAAP, the accretion expense for 2006 was $76,930 and under U.S. GAAP the accretion expense was $19,441, a difference of $57,489.

d)

Commencing January 1, 2003, the Company adopted the fair value method of accounting for stock options for both Canadian and U.S. GAAP purposes. The effect of this change was that stock-based compensation is recorded as an expense instead of disclosing the effect of granting options as pro-forma information in the notes to the financial statements.

In December 2004, the FASB enacted FAS 123 — revised 2004 (''FAS 123R''), ''Share-Based Payment'', which replaces FAS 123 and supersedes APB Opinion No. 25 (''APB 25''), ''Accounting for Stock Issued to Employees''. FAS 123R requires the measurement of all employee share-based payments to employees, including grants of employee stock options, using a fair-value-based method and the recording of such expense in the consolidated statements of loss. There was no significant impact on the Company based on the adoption of the new requirements under FAS 123R.

Had the Company adopted the fair value method for its U.S. GAAP disclosure prior to Jan 1, 2003, the following net losses would have been reported:

Birch Mountain Resources Ltd.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2006, 2005 and 2004

27.  Material differences between Canadian and United States generally accepted accounting principles (continued)

	2006	2005	2004
Loss for the year - U.S. GAAP	22,699,187	14,815,097	6,040,290
Pro-forma stock compensation	54,000	73,012	73,012
Pro-forma loss for the year - U.S. GAAP	22,753,187	14,888,109	6,113,302
Pro-forma loss per share - U.S. GAAP
Basic and diluted	(0.28)	(0.21)	(0.11)

(e)

For U.S. GAAP cash flow statement purposes, mineral exploration costs would be shown under operating activities rather than under investing activities.

New Accounting Pronouncements in U.S. GAAP

Accounting for Uncertainty in Income Taxes

In June 2006, the FASB issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes” (“FIN 48”), an interpretation of FASB Statement No. 109, “Accounting for Income Taxes”.  FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return.  The Interpretation requires that the Corporation recognize in the financial statements, the impact of a tax position, if that position is more likely than not of being sustained on audit, based on the technical merits of the position.  FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods and disclosure.  The provisions of FIN 48 are effective beginning January 1, 2007 with the cumulative effect of the change in accounting principle recorded as an adjustment to the opening balance of deficit.  The Corporation is currently evaluating the impact FIN 48 will have on its consolidated financial statements.

Fair Value Measurements

In September 2006, the FASB issued FAS No. 157, “Fair Value Measurements” (“FAS 157”), which defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. FAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years, and is applicable beginning in the first quarter of 2008. The Company is currently evaluating the impact that Fas 157 will have on its consolidated financial statements.

The Fair Value Option for Financial Assets and Financial Liabilities

In February 2007, the FASB issued FAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities – Including an amendment of FASB Statement No. 115”, (“FAS 159”) which permits entities to choose to measure many financial instruments and certain other items at fair value at specified election dates. A business entity is required to report unrealized gains and losses on items for which the fair value option has been elected in earnings at each subsequent reporting date. This statement is expected to expand the use of fair value measurement. FAS 159 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years, and is applicable beginning in the first quarter of 2008. The Company is currently evaluating the impact that FAS 159 will have on its consolidated financial statements.

Birch Mountain Resources Ltd.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2006, 2005 and 2004

28.

Subsequent events

Subsequent to year-end, an additional 725,000 stock options were issued to employees, directors, consultants and officers.

On March 30, 2007 the Company completed a $15,500,000 senior secured credit facility with Brookfield Bridge Lending Fund Inc. to provide financing for the continued development and construction of the South Haul Road, recently acquired mineral permits and for general corporate purposes. The facility has a term of twelve months with an extension option for an additional twelve months. The facility may be repaid at any time without penalty.

On March 16, 2007, the Company completed a lease buyout with the Royal Bank of Canada for the lease on the quarry equipment costing $1,235,000 as described in Note 8.  The Company's lease line of credit was closed and the RBC released a restriction on a GIC for $1,250,000.

29.

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

Consent from Ernst and Young LLP for December 31, 2006 and 2005.

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

Date: March 30, 2007
By: /s/ Douglas J. Rowe
Douglas J. Rowe
President and Chief Executive Officer