Form 20-F/A
period 2006-12-31
BIRCH MOUNTAIN RESOURCES LTD
filed 2007-04-04
CIK 1006224

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F/A
(Amendment No. 1)

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

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

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

Indicate by check mark whether the registrant is a large accelerated filer. An accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accredited filer” in Rule 12b-2 of the Exchange Act (Check one):

Large accelerated filer ☐	Accelerated filer ☒	Non-accelerated filer ☐

Indicated by check mark which financial statement item the registrant has elected to follow.

Item 17 ☒	Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes ☐	No ☒

AMENDED EXPLANATORY NOTE

This amendment no.1 to our annual report on Form 20-F for the fiscal year ended December 31, 2006 is being filed to correct a clerical error appearing in Item 17 of the Form 20-F filed on April 2, 2007 (the “Initial Form 20-F”). Item 17 is hereby replaced in its entirety.

This Form 20-F/A consists of a cover page, this explanatory note, Item 17 (as amended), the signature page and the required certifications of our chief executive officer and our acting chief financial officer.

This amendment does not reflect events occurring after the filing of the Initial Form 20-F and should not be viewed as updating any information contained therein. Except as described above, no change has been made to the Initial Form 20-F.

ITEM 17:

REPORTING FINANCIALS

AUDITED CONSOLIDATED
FINANCIAL STATEMENTS

December 31, 2006

Birch Mountain Resources Ltd.
Report of Management

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The management of Birch Mountain Resources Limited is responsible for establishing and maintaining adequate internal control over financial reporting. The Securities and Exchange Act of 1934 in Rule 13a-15(f) and 15d-15(f) defines this as a process designed by, or under the supervision of, the Company’s principal executive and principal financial officer and effected by the Company’s Board of Directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedure that:

  Pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company;

  Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and

  Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the consolidated financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

The Company’s management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2006. In making this assessment, the Company’s management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework.

The Chief Executive Officer and acting Chief Financial Officer, together with management, have reviewed the design and effectiveness of the Company’s internal control over financial reporting as part of Section 404 of the U.S. Sarbanes-Oxley Act of 2002 and have concluded that there were no changes in our internal control over financial reporting that occurred during 2006 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting other than the changes made to address the following material weaknesses:

  Design weaknesses relating to controls and processes due to (i) insufficient communication of the Company’s policies and Code of the Conduct to employees of the Company, (ii) a lack of a formal management override policy relating to the Company’s policies and Code of Conduct, and (iii) monitoring process to confirm responsibility of financial results. Management believes that weaknesses in these areas aggregated to a material weakness for effective company level controls and require more formalization of existing controls and processes.

  Design weaknesses related to the processes and communication of operational information, which may have a financial implication, to accounting and finance, in a timely manner.

  Control design weaknesses relating to a lack of segregation of various accounting duties resulting from the small size of the Company’s accounting department, lack of certain formal accounting procedures for the documentation of various approvals and reviews, as well as, control weaknesses inherent in accounting software employed by the Company which is not a sophisticated enterprise application.

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

"signed"	"signed"

Douglas J. Rowe, President and Chief Executive	Dan J. Rocheleau, Acting Chief Financial Officer and
Officer	Director of Financial Reporting

Birch Mountain Resources Ltd.
Management’s Responsibility for Financial Statements

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

Management maintains a system of internal controls to ensure, on a reasonable and cost effective basis, that the Company’s assets are safeguarded and to facilitate the preparation of relevant, reliable and timely financial information. Management has the responsibility for preparation and fair presentation of the accompanying financial statements, including the financial processes that give rise to such consolidated financial statements. This responsibility includes selecting appropriate accounting principles and making objective judgments and estimates in accordance with Canadian generally accepted accounting principles and providing a reconciliation to generally accepted accounting principles in the United States.

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
"signed"	"signed"

Douglas J. Rowe, President and Chief Executive	Dan J. Rocheleau, Acting Chief Financial Officer and
Officer	Director of Financial Reporting

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

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

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
"signed"

Calgary, Canada	Ernst & Young LLP
March 29, 2007	Chartered Accountants

COMMENTS BY AUDITORS FOR U.S. READERS ON CANADA-U.S.
REPORTING DIFFERENCES

In the United States, reporting standards for auditors require the addition of an explanatory paragraph, following the opinion paragraph, when the financial statements are affected by conditions and events that cast substantial doubt on the Company’s ability to continue as a going concern, such as those described in note 1 to the consolidated financial statements. Our report to the shareholders dated March 29, 2007 is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the auditors’ report when these are adequately disclosed in the financial statements.
"signed"

Calgary, Canada	Ernst & Young LLP
March 29, 2007	Chartered Accountants

Birch Mountain Resources Ltd.
Consolidated Balance Sheets
Canadian dollars

As At December 31	2006	2005

Assets
Current
Cash and cash equivalents (Note 3)	1,345,483	32,322,603
Accounts receivable	2,202,698	476,455
Inventory (Note 4)	5,703,196	-
Prepaids and deposits (Note 5)	7,995,965	441,545
	17,247,342	33,240,603

Restricted cash (Note 6)	4,250,000	1,000,000
Long-term prepaid (Note 7)	137,294	232,489
Property, plant and equipment (Note 8)	18,729,682	425,112
Mineral properties (Note 9)	44,608,237	13,662,648
Total Assets	84,972,555	48,560,852

Liabilities
Current
Accounts payable and accrued liabilities	4,113,610	3,369,083
Current portion of long term debt (Note 13)	1,580,858	-
Deferred revenue (Note 11)	50,306	50,306
Other current liabilities (Note 12)	2,437,781	3,346,264
	8,182,555	6,765,653

Long term debt (Note 13)	6,911,321	-
Asset retirement obligation (Note 14)	1,100,000	360,000
Convertible debentures (Note 15)	28,537,087	-
	44,730,963	7,125,653
Commitments (Note 22)

Shareholders’ equity
Share capital (Note 16)	47,489,830	46,950,953
Contributed surplus (Note 17)	10,236,663	1,774,873
Deficit (Note 19)	(17,484,901)	(7,290,627)
	40,241,592	41,435,199
Total Liabilities and Shareholders’ Equity	84,972,555	48,560,852

See accompanying notes to the audited consolidated financial statements.

Approved on behalf of the Board:

"signed"	Director	"signed"	Director
Larry W. Shelley		Kerry E. Sully

Birch Mountain Resources Ltd.
Consolidated Statements of Loss and Deficit
Canadian Dollars

Year Ended December 31	2006	2005	2004

Revenue
Sales (Note 20)	895,455	-	-
Cost of sales	989,412	-	-
Gross profit	(93,957)	-	-
Other limestone sale (Note 21)	645,109	-	-
	551,152	-	-

Expenses (Note 24)
Amortization, accretion and depletion	285,577	63,424	50,336
Consulting	102,384	96,027	79,973
Interest and bank charges	442,447	4,746	-
Mineral exploration costs (Note 9)	858,964	540,481	762,371
Office	458,806	937,756	683,316
Professional fees	1,474,021	746,377	396,552
Indirect quarry costs	2,544,028	-	-
Salaries and benefits	1,052,387	597,714	386,579
Shareholder services and promotion	1,179,043	742,439	329,993
Stock-based compensation (Note 22)	2,845,797	1,245,422	246,127
	11,243,454	4,974,386	2,935,247
Loss before other income	(10,692,302)	(4,974,386)	(2,935,247)

Interest and other income	498,028	332,568	48,190
Net loss for year (Note 25)	(10,194,274)	(4,641,818)	(2,887,057)

Deficit, beginning of year	(7,290,627)	(2,648,809)	(27,510,684)
Elimination of deficit (Note 19)	-	-	27,748,932
Deficit, end of year	(17,484,901)	(7,290,627)	(2,648,809)

Loss per share
Basic and fully diluted (Note 18)	(0.13)	(0.07)	(0.05)

See accompanying notes to the audited consolidated financial statements.

Birch Mountain Resources Ltd.
Consolidated Statement of Cash Flows
For the years ended December 31
Canadian Dollars

	2006	2005	2004

OPERATING ACTIVITIES
Net loss	(10,194,274)	(4,641,818)	(2,887,057)
Adjustments for non-cash items:
Accretion of unamortized debenture discount	76,930	-	-
Amortization, accretion, and depletion	285,577	63,424	50,336
Depletion recorded in cost of sales	140,921	-	-
Stock-based compensation	2,942,536	1,442,536	282,049
Changes in non-cash working capital balances:
Accounts receivable	(1,726,243)	(242,996)	(181,237)
Inventory	(4,795,102)	-	-
Prepaids and deposits	(7,554,420)	(257,437)	125,006
Accounts payable and accrued liabilities	744,527	593,815	(1,348,125)
Other current liabilities	(908,483)	546,264	1,803,355
Cash used in operating activities	(20,988,031)	(2,496,212)	(2,155,673)
FINANCING ACTIVITIES
Issue of common shares for cash, net of share issue costs	440,488	38,027,595	8,834,703
Proceeds from long-term debt	8,492,179	-	-
Issue of convertible debentures, net of financing costs	33,031,974	-	-
Advances on share subscriptions upon the exercise of options	-	(173,252)	173,252
Cash provided by financing activities	41,964,641	37,854,343	9,007,955
INVESTING ACTIVITIES
Mineral exploration costs	(30,377,246)	(6,939,447)	(3,153,233)
Restricted cash	(3,250,000)	(1,000,000)	-
Long term prepaid	95,195	(232,489)	-
Acquisition of capital assets	(18,421,679)	(308,922)	(73,071)
Proceeds from disposal of capital assets	-	1,062	-
Cash used in investing activities	(51,953,730)	(8,479,798)	(3,226,304)
(Decrease) Increase in cash and cash equivalents	(30,977,120)	26,878,333	3,625,978
Cash and cash equivalents, beginning of year	32,322,603	5,444,270	1,818,292
Cash and cash equivalents, end of year	1,345,483	32,322,603	5,444,270

See accompanying notes to the audited consolidated financial statements.

Birch Mountain Resources Ltd.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2006, 2005 and 2004

1.     Nature of operations and going concern uncertainty

Birch Mountain Resources Ltd. (the "Company"), incorporated under the jurisdiction of the Business Corporations Act of Alberta, is exploring and developing its mineral leases and permits and operating a limestone quarry on its mineral leases, in Northern Alberta. At inception, the efforts of the Company were focused on exploration of precious metals and research into precious metals technology. However, over the past four and a half years its focus has been on the development of its industrial minerals. The mineral rights of the Company are to develop, extract and sell limestone products. The Company has two projects in its industrial minerals division, the Muskeg Valley Quarry and the Hammerstone Project, both of which are development of and commercialization of the limestone contained on the Company’s mineral leases. The Muskeg Valley Quarry is a limestone aggregate quarry approved by the government regulators. The Hammerstone Project is a planned quarry expansion and quicklime and cement plants. The Company must comply with conditions of the regulatory approvals such as to monitor ground water, report extraction and pay royalties thereon and the reclaim the site at the end of production.

As at December 31, 2006, the Company had incurred a net loss of $10.2 million for the year then ended and had an accumulated deficit of $17.5 million. The Company’s ability to continue as a going concern is uncertain and dependent upon its ability to obtain additional financing and/or achieve profitable operations. The Muskeg Valley Quarry is operational and the Hammerstone Project is considered to be in the development stage. The Company is currently exploring a range of strategic opportunities. The outcome of this review cannot be predicted at this time. If the Company is unable to obtain adequate additional financing, management may be required to curtail the Company’s operations.

On August 2, 2006, the Company released an independent technical report, which indicates the existence of a limestone quarry in the Fort McMurray area and reports an estimated value for the mineral reserves significantly in excess of the current carrying value of the mineral properties. The financial statements have been prepared on a going concern basis, which presumes the realization of assets and settlement of liabilities through the normal course of operations. The financial statements do not include any adjustments relating to the recoverability and classification of recorded assets or liabilities that maybe necessary should the Company be unable to continue as a going concern. The ability of the Company to continue as a going concern is dependant upon the existence of economically recoverable reserves, securing and maintaining title and beneficial interest in the properties, and the ability of the Company to obtain the necessary financing or cash flow to continue the development and operation of its mineral properties.

2.     Significant accounting policies

(a)   Basis of presentation

These consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Canada. The principal accounting policies followed by the Company, which have been consistently applied in the preparation of these consolidated financial statements, are summarized below. A summary of the difference between accounting principles generally accepted in Canada and those generally accepted in the United States is contained in note 27 to these consolidated financial statements. All amounts are reported in Canadian dollars unless otherwise stated.

(b)   Principles of consolidation

The consolidated financial statements are expressed in Canadian dollars and are prepared in accordance with Canadian generally accepted accounting principles. These financial statements include the accounts of the Company and its wholly owned subsidiaries, Dawson Bay Minerals Inc., Muskeg Valley Minerals Ltd. and Rockyview Development Limited and its subsidiaries, which have been inactive for some time. All intercompany balances and transactions have been eliminated.

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

(g)   Property, plant and equipment

Property, plant and equipment are recorded at cost. Assets are not amortized until they are put into use. Amortization is provided over their estimated useful lives, using the following methods and rates:
	Method	Annual Rate
Plant and equipment	Declining balance	20%
Computer	Declining balance	30% - 100%
Leasehold improvements	Straight line	5 years

(h)   Mineral properties

The Company expenses mineral exploration costs in the year they are incurred, unless on a property-by-property basis the deferral criteria are met and it is probable that they will be recoverable from the future operations of the related project. When it is determined that a mining property can be economically developed as a result of established proven and probable reserves, the costs of further exploration and development to further delineate the reserve on such a property are capitalized. Determination as to the establishment of proven and probable reserves is based on results of technical reports, which indicate whether a property is economically feasible. These expenditures are depleted according to the unit-of-production method. This method allocates the costs of these assets to each accounting period. The amount of depletion is measured by the portion of the mines’ economically recoverable proven reserves which are recovered during the period.

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

Birch Mountain Resources Ltd.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2006, 2005 and 2004

2.     Significant accounting policies (continued)

(i)   Asset retirement obligation

The Company recognizes a liability for the fair value of environmental and site restoration obligations when the obligations are incurred and the fair value can be reasonably estimated. The fair value of the obligations is based on the estimated cash flow required to settle the obligations discounted using the Company’s credit adjusted risk-free rate. The fair value of the obligation is recorded as a liability with the same amount recorded as an increase in capitalized costs. The amounts included in capitalized costs are depleted using the unit-of-production method. The liability is adjusted for accretion expense representing the increase in the fair value of the obligations and amortized over the mines useful life. The accretion expense is recorded as an operating expense through periodic charges to earnings. The Company’s estimate of reclamation costs could change as a result of changes in regulatory requirements and cost estimates.

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

(m)   Loss per share amounts

Loss per share amounts are computed using the weighted-average number of common shares outstanding during the period. Diluted loss per share is calculated based on the treasury stock method, which assumes that any proceeds obtained on the exercise of options and warrants would be used to purchase common shares at the average trading price for the period.

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

4.     Inventory

During the year ended December 31, 2006, the Company began production of limestone, which is crushed for use in various marketable products. The inventory consists of crushed limestone stockpiles (considered to be finished product), unprocessed limestone stockpiles and blasted but unexcavated material. Inventory includes direct production costs such as fuel, labour, contractors, production overhead and direct rock excavation work. Inventory is recorded at the lower of cost or net realizable value. The cost of finished products and in-process inventories is determined on an average cost basis. At December 31, 2006, the Company has recorded inventory for work in progress of $3,063,613 (2005 – nil) and for finished product of $2,639,584 (2005 – nil).

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

8.     Property, plant and equipment
		2006			2006
		Accumulated	Net Book		Accumulated	Net Book
	Cost	Amortization	Value	Cost	Amortization	Value
Computers and software	430,514	294,960	135,554	333,238	251,222	82,016
Leasehold improvements	42,076	39,025	3,051	38,382	31,198	7,184
Limestone processing
plant	8,812,323	-	8,812,323	106,326	-	106,326
Mining equipment	9,433,692	6,193	9,427,499	112,638	-	112,638
Office equipment	640,450	289,195	351,255	346,791	229,843	116,948
	19,359,055	629,372	18,729,682	937,375	512,263	425,112

Included in mining equipment are assets under capital lease with an original cost of $1,235,000 and related accumulated amortization of $nil (2005 – nil).

Birch Mountain Resources Ltd.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2006, 2005 and 2004

9.     Mineral properties

The Company holds a significant number of permits, applications to convert permits to leases and leases on mineral rights in the Athabasca region of Northern Alberta.

At December 31, 2006, the Company’s mineral property in the Athabasca region consisted of 17 (2005 – 32) permits, 50 (2005 –22) lease applications and 68 (2005 – 69) leases for a total area of 380,136 (2005 – 402,748) hectares.

The Company has capitalized expenditures related to its industrial mineral projects and expensed amounts related to its mineral exploration and technology division. Amounts capitalized and expensed related to mineral properties are as follows:
Mineral properties capitalized
	At Dec 31,	For the year ended	At Dec 31,	For the year ended	At Dec 31,
	2006	Dec 31, 2006	2005	Dec 31, 2005	2004
Asset retirement obligation	1,040,656	680,656	360,000	335,000	25,000
Administration	1,946,473	1,151,868	794,606	715,223	79,383
Assay and geological	114,835	9,091	105,744	28,004	77,740
Equipment	1,109,140	1,109,140	-	-	-
Land lease and permit	328,580	268,772	59,808	9,278	50,530
Materials, services and drilling	12,792,987	7,798,478	4,994,509	2,473,842	2,520,667
Site preparation	24,269,407	18,267,580	6,001,827	5,941,257	60,570
Stripping costs during operations	1,750,000	1,750,000	-	-	-
Salaries	1,896,069	833,059	1,063,010	478,755	584,255
Travel and accommodations	543,126	259,982	283,144	191,920	91,224
	45,791,275	32,128,627	13,662,648	10,173,279	3,489,369

Depletion	(1,183,038)	(1,183,038)	-	-	-

	44,608,237	30,945,589	13,662,648	10,173,279	3,489,369

Mineral exploration costs
	2006	2005	2004
Administration	35,476	36,209	34,276
Assay and geological	3,929	84	654
Land lease and permit	666,655	390,088	611,857
Materials, services and drilling	75,134	18,130	45,737
Salaries	36,297	89,715	66,708
Travel and accommodations	41,473	6,255	3,139
	858,964	540,481	762,371

Since inception, the Company has spent a total of $50,721,637 (2005 - $17,734,046) on mineral exploration and development of which, $45,791,275 (2005 - $13,662,648) has been capitalized.

Birch Mountain Resources Ltd.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2006, 2005 and 2004

10.   Operating line of credit

The Company has a revolving credit facility with a Canadian chartered bank that provides two types of credit. The first is a revolving demand loan, by way of either, bank’s prime based loans, letters of credit or letters of guarantee in the amount of $2,000,000. The second provides for a revolving lease line of credit by way of approved lease agreements to acquire capital assets in the amount of $1,455,663. The Company provided a general security agreement over all assets as collateral for this credit facility. A $2,000,000 (2005 – $670,000) letter of credit was drawn against the revolving demand facility as guarantee to the Alberta Government for future site reclamation obligations as outlined in Note 14 and $1,154,806 (2005 – nil) was drawn against the lease line as outlined in Note 13.

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

The Company raised capital through the issuance of flow through shares in 2003 and 2004, which provided for an indemnity to the subscriber for additional taxes payable if Birch was unable to or failed to renounce the qualifying expenditures as agreed, without limiting the recourse of the subscriber. The Company applied for and filed the necessary forms to qualify for and renounce expenditures in 2002, 2003 and 2004 and has subsequently determined some of these expenditures do not qualify for flow through tax treatment. The Company is exposed to costs for the indemnification of the subscribers and any assessed corporate taxes. The Company has estimated and accrued a potential liability in the amount of $2,437,781 (2005 - $3,346,264). Subsequent to December 31, 2005, the Company amended its tax filings and the related reported tax balances have been revised to reflect this change. Based on information available at the time of these amended filings, in 2005 the Company increased its original estimate of the potential liability by $300,000. This change has been accounted for as a change in estimate due to better information becoming available. The offsetting entry is recorded to share capital as the amount is attributable to flow through share capital issued in prior years. The accrued amount is subject to measurement uncertainty due to the tax filing positions of the subscribers, their tax rates and the amount of corporate taxes, penalties or interest that may be payable, which will not be known until any potentially affected subscribers as reassessed for their tax positions by the Canada Revenue Agency and these amounts become known to the Company. To date, the Company has refunded $32,732 (2005 – nil) to affected subscribers who were reassessed by the Canada Revenue Agency. The Company believes the accrued estimate could vary higher or lower by up to fifteen percent.

13.   Long term debt
	2006	2005
Equipment loan (a)	7,337,373	-
Capital lease (b)	1,154,806	-
Total long term debt	8,492,179	-
Less: current portion	1,580,858	-
Long term portion	6,911,321	-

(a) In 2006, the Company entered into a financing agreement with a Canadian lending institution to finance a spread of crushing equipment costing $6,922,050 plus GST. The original loan amount was $7,337,373 with an interest rate of 6.02%. The loan is to be paid off over five years based on blended principal and interest payments of $114,932 per month commencing on January 22, 2007. The loan is non-revolving and is collateralized by the equipment and a $1,000,000 guaranteed investment certificate on deposit at the institution. Interest expense relating to the equipment loan for the year was $11,255.

Birch Mountain Resources Ltd.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2006, 2005 and 2004

Principal payment requirements on the equipment loan over the next five years are as follows:

2007	1,396,166
2008	1,049,243
2009	1,115,176
2010	1,184,193
2011 and thereafter	2,592,595
7,337,373
Less current portion	1,396,166
Long term portion	5,941,207

(b) As part of the Company’s operating line of credit, outlined in Note 9, the Company financed a piece of quarry equipment costing $1,235,000 at an annualized interest rate of 6.6% with a five year repayment term. The equipment has a residual value of $200,000, which is the purchase option at the end of the lease. The Company is treating the arrangement as a capital lease. The principal and interest payments are $21,282 per month commencing on August 3, 2006. Interest expense relating to the capital lease for the year was $26,218.

Future minimum annual lease payments under the capital lease obligation over the next five years are as follows:
2007	255,389
2008	255,389
2009	255,389
2010	255,389
2011 and thereafter	348,977
Total minimum lease payments	1,370,533
Less amounts representing interest at 6.60%	(215,727)
1,154,806
Less current portion	184,692
Long term portion	970,114

14.    Asset retirement obligation

The Company has estimated the total discounted future cost of reclaiming the site of its limestone quarry to be $1,100,000 (2005 -$360,000). The total future undiscounted costs are estimated at $2,849,650 (2005 - $1,100,000). This amount is based on estimates provided by consulting engineers to the Company for costs that would be incurred by third parties to return the quarry to its reclaimed status as defined under the Company’s environmental and operating permits. Costs are allocated to two categories and the future site reclamation timing is determined by management for each category. Site infrastructure will service the quarry for its estimated fifty five year life and the initial production quarry area is estimated not to be reclaimed for ten years. The discounted future cost estimates have been determined by management using a 3% inflation rate and a 7.5% credit adjusted risk free rate. The amounts are subject to measurement uncertainty with respect to costs in the local market for third parties to perform this work, the actual timing of reclamation, the inflation rate used and the discount rate used. A $2,000,000 (2005 - $670,000) irrevocable standby letter of credit was drawn on the Company’s operating line of credit as a guarantee to Alberta Environment for the estimated future reclamation.

	2006	2005
Balance beginning of year	360,000	-
Change in estimate	(34,415)
Additional provision	715,071	360,000
Accretion expense (Note 2)	59,344	-
Balance end of year	1,100,000	360,000

Birch Mountain Resources Ltd.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2006, 2005 and 2004

15.    Convertible debentures
Convertible debentures	34,500,000
Debt issuance costs	(1,264,842)
Unamortized discount	(4,698,071)
Carrying value	28,537,087

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

16.   Share capital

(a)    Authorized capital

Unlimited number of common voting shares, no par value
Unlimited number of preferred shares, issuable in series
Unlimited number of non-voting shares

(b)    Issued - Common shares
	Number	Amount
Balance December 31, 2004	66,306,799	8,761,876
Issued for cash
Public offering (i)	9,000,000	36,000,000
Issued on exercise of options	2,229,500	1,430,848
Issued on exercise of warrants	2,885,188	2,900,600
Reclassified from contributed surplus upon exercise of options	-	461,482
Share issuance costs (i)	-	(2,303,853)
Reduction in share capital for flow through shares (Note 12)		(300,000)
Balance December 31, 2005	80,421,487	46,950,953
Issued for cash
Issued on exercise of options	857,000	440,487
Reclassified from contributed surplus upon exercise of options	-	98,390
Balance December 31, 2006	81,278,487	47,489,830

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

Birch Mountain Resources Ltd.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2006, 2005 and 2004

17.    Contributed surplus

Balance, December 31, 2004	338,569

Options granted to employees, directors and officers	1,700,671
Options granted to advisors	197,114
Options exercised and reclassed to share capital	(461,482)
Balance December 31, 2005	1,774,873

Options granted to employees, directors and officers	4,018,711
Options granted to advisors	96,739
Options exercised and reclassed to share capital	(98,390)
Cancellation of options granted to advisors	(127,087)
Convertible debenture proceeds allocated to contributed surplus, net of debt issuance costs (Note 15)	4,571,817
Balance December 31, 2006	10,236,663

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

Birch Mountain Resources Ltd.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2006, 2005 and 2004

21.    Other limestone sale

The Company earned income from the sale of limestone on leases outside of the active quarry, hence the Company’s only direct cost of sale for this income is government royalties, which are netted against the gross sales.

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
(ii) Expenses included in professional fees in the period were valued based on the value of the services provided at the time of the transaction.

The Company uses the Black-Scholes option-pricing model to estimate the fair-value for stock-based compensation for employees, directors, officers and advisors. The vesting period of the options is eighteen months and their fair value was estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions:
	2006	2005
Weighted average fair value	$3.55	$1.46 to $1.94
Total fair value of options granted during the year	$3,220,421	$3,728,556
Expected life	2 years	2 years
Risk-free interest rate	4.00%	4.3 to 4.8%
Expected volatility	74%-81%	85% - 100%
Annual dividends	nil	nil

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
	2006	2005	2004
Pro-forma loss	(10,248,274)	(4,714,830)	(2,960,069)
Loss per share, basic	(0.13)	(0.07)	(0.05)

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

  Included in professional fees is $282,820 (2005 - $85,734; 2004 – $37,159) of consulting and legal fees paid to companies owned by officers.

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

Birch Mountain Resources Ltd.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2006, 2005 and 2004

26.   Segmented information

The Company’s principal business segment, Industrial Minerals, is the acquisition, exploration, development and operation of its mineral leases and permits. The Company also engages in ongoing exploration and research of mineral technology. In identifying these segments the Company considers the organizational structural and areas of budget responsibility as well as the general corporate philosophy. The Industrial Minerals division generates its revenue from the sale of limestone products such as aggregates and reagent products. The Mineral Exploration and Technology division could generate income from the sale of technology patents or significant valuable mineral or metals discoveries. The accounting for revenue, expense and assets attributed to each segment is based on each transaction, which is coded to separate general ledger department codes for each segment. The Company’s activities are focused in Western Canada and the Company’s assets are located in Alberta.
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

Financial instruments

Fair values

The carrying amount of cash and cash equivalents, restricted cash, accounts receivable, deposits, accounts payable and accrued liabilities, long-term debt, other current liabilities and convertible debentures approximates their fair value because of the short-term maturities of these items.

Foreign currency risk

The Company maintains cash balances and occasionally enters into transactions to purchase goods and services denominated in United States currency for which the related expenses and accounts payable balances are subject to exchange rate fluctuations. The transactions and balances have been stated in Canadian dollars in accordance with the Company’s foreign currency translation policy.

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

If these consolidated financial statements were prepared in accordance with U.S. GAAP, the impact would be as follows:
		2006	2005
Mineral properties – Canadian GAAP		44,608,237	13,662,648
Exploration expenditures capitalized (a)		(26,067,542)	(13,662,648)
Depletion (a)		670,969	-
Stripping costs capitalized (b)		(1,750,000)	-
Mineral properties - U.S. GAAP		17,461,664	-

		2006	2005
Inventory – Canadian GAAP		5,703,196	-
Depletion (a)		(464,815)	-
Stripping costs capitalized (b)		1,479,787	-
Inventory - U.S. GAAP		6,718,168	-

		2006	2005
Convertible debentures – Canadian GAAP		28,537,087	-
Debt issuance costs		1,264,842	-
Unamortized discount (c)		4,698,071	-
		34,500,000	-
Unamortized debt issuance costs		(1,448,584)	-
Convertible debentures - U.S. GAAP		33,051,416	-

Shareholders’ equity – Canadian GAAP		40,241,592	41,435,199
Exploration expenditures capitalized (a)		(26,067,542)	(13,662,648)
Accretion of convertible debentures (c)		57,489	-
Unamortized discount of convertible debentures (c)		(4,698,071)	-
Cost of sales – depletion (a)		72,131	-
– stripping costs (b)		(229,639)	-
Shareholders’ equity - U.S. GAAP		9,375,960	27,772,551

The impact on the consolidated statement of loss would be as follows:
	2006	2005	2004
Loss for the year - Canadian GAAP	10,194,274	4,641,818	2,887,057
Exploration expenditures capitalized (a)	12,404,894	10,173,279	3,153,233
Cost of sales – depletion (a)	(72,131)	-	-
– stripping costs (b)	229,639	-	-
Accretion of convertible debentures (c)	(57,489)	-	-
Loss for the year - U.S. GAAP	22,699,187	14,815,097	6,040,290
Loss per share - U.S. GAAP
Basic and fully diluted	(0.28)	(0.21)	(0.11)

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

Under Canadian GAAP, the Company was regarded as a production stage enterprise for 2005 and under U.S. GAAP the Company was regarded as an exploration stage enterprise. On May 24, 2006, management concluded, based on a number of factors including the fact that the Company filed all of the necessary applications to prove it had the legal rights to exploit its mineral leases with their was a reasonable expectation of on-going and further regulatory approvals, sales to various end-users at market prices had occurred and volumes of production and expected orders were significant, that the Hammerstone mineral reserves met SEC Industry Guide 7 requirements for qualification as a reserve. Subsequent to May 24, 2006, the Company is regarded as a production stage enterprise under Canadian and U.S. GAAP. Total sales volumes for 2006 were 1,539,292 tonnes of limestone including the off-quarry sale and the Company produced 2,244,987 tonnes of limestone during 2006.

For 2004, 2005 and to May 24, 2006, the Company’s reserves did not meet the criteria for proven reserves under SEC Industry Guide 7, therefore, all expenditures on mineral properties capitalized under Canadian GAAP were expensed as operating costs under U.S. GAAP, increasing the losses and loss for each year.

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

c)     Under Canadian GAAP, the conversion option embedded in the convertible debentures was presented separately as a component of shareholders’ equity. Under U.S. GAAP, the embedded conversion option was not subject to bifurcation and was thus presented as a liability along with the balance of the convertible debentures. The principal accretion occurring under Canadian GAAP was not required under U.S. GAAP and the adjustment was included in the interest expense adjustment in the reconciliation.

Under Canadian GAAP, the accretion expense for 2006 was $76,930 and under U.S. GAAP the accretion expense was $19,441, a difference of $57,489.

d)     Commencing January 1, 2003, the Company adopted the fair value method of accounting for stock options for both Canadian and U.S. GAAP purposes. The effect of this change was that stock-based compensation is recorded as an expense instead of disclosing the effect of granting options as pro-forma information in the notes to the financial statements. For the year ended December 31, 2004, these costs were calculated in accordance with the Black-Scholes option-pricing model assuming no dividends are paid, an annual risk-free interest rate of 3.8%, an expected volatility of 65% and an expected life of one to two years. For 2004, the fair value of the options, calculated as $278,357, is included in the net loss.

Birch Mountain Resources Ltd.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2006, 2005 and 2004

27.   Material differences between Canadian and United States generally accepted accounting principles (continued)

In December 2004, the FASB enacted FAS 123 — revised 2004 (“FAS 123R”), “Share-Based Payment”, which replaces FAS 123 and supersedes APB Opinion No. 25 (“APB 25”), “Accounting for Stock Issued to Employees”. FAS 123R requires the measurement of all employee share-based payments to employees, including grants of employee stock options, using a fair-value-based method and the recording of such expense in the consolidated statements of loss. There was no significant impact on the Company based on the adoption of the new requirements under FAS 123R.

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

e)      For U.S. GAAP cash flow statement purposes, mineral exploration costs would be shown under operating activities rather than under investing activities.

New Accounting Pronouncements for U.S. GAAP

Accounting for Uncertainty in Income Taxes

In June 2006, the FASB issued FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes" ("FIN 48"), an interpretation of FASB Statement No. 109, "Accounting for Income Taxes". FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The Interpretation requires that the Corporation recognize in the financial statements, the impact of a tax position, if that position is more likely than not of being sustained on audit, based on the technical merits of the position. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods and disclosure. The provisions of FIN 48 are effective beginning January 1, 2007 with the cumulative effect of the change in accounting principle recorded as an adjustment to the opening balance of deficit. The Corporation is currently evaluating the impact FIN 48 will have on its consolidated financial statements.

Fair Value Measurements

In September 2006, the FASB issued FAS No. 157, "Fair Value Measurements" ("FAS 157"), which defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. FAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years, and is applicable beginning in the first quarter of 2008. The Company is currently evaluating the impact that FAS 157 will have on its consolidated financial statements.

The Fair Value Option for Financial Assets and Financial Liabilities

In February 2007, the FASB issued FAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities –Including an amendment of FASB Statement No. 115", ("FAS 159") which permits entities to choose to measure many financial instruments and certain other items at fair value at specified election dates. A business entity is required to report unrealized gains and losses on items for which the fair value option has been elected in earnings at each subsequent reporting date. This statement is expected to expand the use of fair value measurement. FAS 159 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years, and is applicable beginning in the first quarter of 2008. The Company is currently evaluating the impact that FAS 159 will have on its consolidated financial statements.

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

On March 16, 2007, the Company completed a lease buyout with the Royal Bank of Canada for the lease on the quarry equipment costing $1,235,000 as described in Note 8. The Company’s lease line of credit was closed and the RBC released a restriction on a GIC for $1,250,000.

29.   Comparative figures

Certain comparative figures have been reclassified to confirm with presentation adopted in the current year.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Amendment No. 1 to the Form 20-F annual report on its behalf.

BIRCH MOUNTAIN RESOURCES LTD.

Date: April 4, 2007
By: /s/ Douglas J. Rowe
Douglas J. Rowe
President and Chief Executive Officer