Form 20-F
period 2007-12-31
BIRCH MOUNTAIN RESOURCES LTD
filed 2008-04-03
CIK 1006224

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2007
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☐

SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report ______________________

For the transition period from ____________ to ____________

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
84,180,737 Common Shares

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

Item 17 ☒                         Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes ☐                         No ☒

TABLE OF CONTENTS

TABLE OF CONTENTS			2
GLOSSARY & ABBREVIATIONS			4
SPECIAL NOTE REGARDING FORWARD LOOKING STATEMENTS			6
REPORTING CURRENCY AND FINANCIAL INFORMATION			6
ITEM 1	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS		7
ITEM 2	OFFER STATISTICS AND EXPECTED TIMETABLE		7
ITEM 3	KEY INFORMATION		8
	A.	Selected Financial Information	8
	B.	Capitalization and Indebtedness	8
	C.	Reasons for the Offer and Use of Proceeds	9
	D.	Risk Factors	9
ITEM 4	INFORMATION ON BIRCH		13
	A.	History and Development of Birch	13
	B.	Business Overview	14
	C.	Organizational Structure	25
	D.	Property, Plants and Equipment	25
ITEM 4A	UNRESOLVED STAFF COMMENTS		31
ITEM 5	OPERATING AND FINANCIAL REVIEW AND PROSPECTS		31
	A.	Operating Results	31
	B.	Liquidity and Capital Resources	37
	C.	Research and Development, Patent and Licenses	39
	D.	Trend Information	39
	E.	Off-Balance Sheet Arrangements	39
	F.	Tabular Disclosure of Contractual Obligations	40
ITEM 6	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES		41
	A.	Directors and Senior Management	41
	B.	Compensation	44
	C.	Board Practices	45
	D.	Employees	47
	E.	Share Ownership	47
ITEM 7	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS		49
	A.	Major Shareholders	49
	B.	Related Party Transactions	49
	C.	Interests of Experts and Counsel	49
ITEM 8	FINANCIAL INFORMATION		49
	A.	Consolidated Statements and Other Financial Information	49
	B.	Significant Changes	50
ITEM 9	THE OFFER AND LISTING		50
	A.	Offer and Listing Details	50
	B.	Plan of Distribution	51
	C.	Markets	51
	D.	Selling Shareholders	51
	E.	Dilution	51
	F.	Expenses of the Issue	51
ITEM 10	ADDITIONAL INFORMATION		52
	A.	Share Capital	52
	B.	Memorandum and Articles of Association	52
	C.	Material Contracts	52

GLOSSARY & ABBREVIATIONS

Certain terms and their usage used throughout this Form 20-F are defined below.

ABCA	The Business Corporations Act (Alberta).

Aggregate	A granular material composed of gravel or crushed rock and containing less than 50% sand.

Asphalt	A mixture of crushed rock, gravel or sand and bitumen residues from oil and gas refining that is used in paving and roofing applications.

Assay or fire assay	A high-temperature process involving the melting of a rock to determine its precious metal content.

AMEX	The American Stock Exchange.

Basement	The part of the Earth’s crust that occurs beneath a cover of sedimentary rocks.

Birch or Company	Birch Mountain Resources Ltd., its predecessors and subsidiaries.

Carbonate	A sedimentary rock composed of minerals containing carbon and oxygen in the form of carbonate (CO3); for example, limestone.

CERI	Canadian Energy Research Institute.

Coke	A solid residue of impure carbon obtained as a residual product of hydrocarbon upgrading or refining.

Cretaceous	The geological time period between about 135 and 65 million years ago.

Devonian	The geological time period between about 410 and 360 million years ago.

Evaporite	A sedimentary rock containing minerals formed from the evaporation of marine and/or non-marine waters.

Extraction	A chemical or physical process by which a metal or mineral is separated and removed from a host rock.

Fault	A discrete surface separating two rock masses which have moved past one another.

Flue Gas Desulphurization or FGD	A process by which gaseous sulphur compounds, including sulphur (SO2) and sulphur trioxide (SO3) are removed from flue gases produced by burning sulphur-bearing fossil fuels.

Formation or Geological Formation	A body of rock having easily recognizable boundaries and properties that allows it to be identified in the field without resorting to microscopic or chemical analyses.

Grade	The relative quantity of ore-mineral content in a mineralized body, e.g. grams of gold per t of rock or percent of copper.

Glacial Gravels	Surface gravels deposited by glaciers.

Hammerstone Project	The project to develop and commercialize limestone mineral reserves on Birch’s mineral leases in the Fort McMurray region of northeast Alberta, which encompasses the initial starter quarry (the MVQ).

Igneous	A rock that has cooled and solidified from a melt.

Industrial Mineral	A non-metallic mineral or rock that is used for industrial purposes.

Kiln	A large fire-brick lined furnace for making quicklime.

Limestone	A rock predominantly composed of the mineral calcite (calcium carbonate (CaCO3)).

Microparticle	A particle of 0.1 to 100 micrometres in size.

Mineral Lease	A metallic and industrial mineral lease issued by the Province of Alberta that conveys the right to develop and produce metallic and industrial minerals.

Mineral Permit	A metallic and industrial mineral permit issued by the Province of Alberta that conveys the right to explore for metallic and industrial minerals.

Mineral	A naturally occurring homogeneous substance having fixed physical properties and chemical composition and a defined crystal form.

Mineral Property	Any form of title or right to explore and/or mine granted by a government pursuant to one or more of: a claim, contract of work, special exploration permit, mineral lease or mineral permit.

Mineral Reserve	That part of a mineral deposit that could be economically and legally extracted or produced at the time of the reserve determination.

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

MVQ	The initial limestone aggregate quarry called the Muskeg Valley Quarry.

Nanoparticle or nanocluster	A particle of 0.1 to 100 nanometres in size.

NI 43-101	National Instrument 43-101 prepared by the Canadian Securities Regulators and which governs the public disclosure of mining information in Canada.

NRCB	Natural Resources Conservation Board.

Oil Sands Deposit	A porous body of sand containing liquid hydrocarbons or bitumen.

Prairie Gold Model	An exploration model postulating the origin of precious and non-precious metals microparticles observed in rocks from the Athabasca region of Alberta and the Dawson Bay area of Manitoba.

Precambrian Era	The major period of geologic time before 570 million years ago.

Precious Metals	A group of unoxidizable metals of relatively high economic value; includes silver, gold, platinum and palladium, amongst others.

Quaternary	The geological time period from roughly 1.8 million years ago to the present.

Quicklime	Calcium oxide or CaO produced by heating limestone at white heat in a kiln.

RMWB	Regional Municipality of Wood Buffalo.

Sedimentary Rock	A rock originating from the weathering of pre-existing rocks that is deposited in layers on the Earth’s surface by air, water or ice.

Structure	The physical arrangement of rock related to its deformation by, for example, faulting.

Tailings	The material removed from the milling circuit after separation of the valuable metals, minerals or in the case of oil sands, bitumen.

TSX	The Toronto Stock Exchange Inc.

TSXV	The TSX Venture Exchange and its predecessors.

US	The United States of America.

CONVERSION FACTORS:	1 tonne	=	1 t, 1.1023 short tons, 1,000 kilograms or 2,204.6 pounds
	1 Hectare	=	2.4710 Acres
	1 Kilometre	=	0.6214 Miles
	1 Micrometre	=	0.000001 metre
	1 Nanometre	=	0.000000001 metre

SYMBOLS:	$ or Cdn$	=	Canadian dollar
	t	=	Metric tonne
	Kt	=	Kilotonnes (thousands of metric tonnes)
	Km	=	Kilometre

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

Numerous factors could cause actual results to differ materially from those in the forward-looking statements, including without limitation, continuing production by oil sands companies in the Company’s market area, development of new competing or replacement technology, lack of market acceptance or insufficient demand, declining commodity prices, specifically the price of oil, inability of the Company to execute the business plan, failure to protect intellectual property, unsuccessful exploration of mineral properties and related activities, unfavourable changes in the regulatory environment including environmental, tax, land tenure or other regulatory regimes, the inability to finance future development, the dependence upon the abilities and continued participation of certain key employees or consultants of Birch and the failure to obtain regulatory approval for the Hammerstone application.  Although the Company believes the Hammerstone application will be approved, there can be no assurances that the application will be approved. As a result of the foregoing and other factors, no assurance can be given as to future results, levels of activity and achievements.

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

REPORTING CURRENCY AND FINANCIAL INFORMATION

Currency and Exchange Rates

Financial information in this Form 20-F is expressed in Canadian dollars; therefore, unless otherwise noted, references to “Cdn$” or “$” are to Canadian dollars.  The following tables sets forth the period-end exchange rate, the average of the period, and the high and low exchange rates in the period, for the Canadian dollar in exchange for United States dollars, based upon the inverse of exchange rates reported by the Federal Reserve Bank of New York at the noon buying rates in New York City for cable transfers payable in Canadian dollars as certified for customs purposes.  As of December 31, 2007, the noon rate of exchange, as reported by the Federal Reserve Bank of New York for the conversion of United States dollars into Canadian dollars was US $1.0120 (US $1.00 = CDN $0.9881).  As of March 20, 2008 the noon rate of exchange, as reported by the Federal Reserve Bank of New York for the conversion of United States dollars into Canadian dollars was US $0.9742 (US $1.00 = CDN $1.0265).

	Twelve Months Ended December 31
	2007	2006	2005	2004	2003
Rate at End of Period	$1.0120	$0.8582	$0.8579	$0.8310	$0.7727
Average Rate During Period	0.9309	0.8818	0.8254	0.7696	0.7163
High Rate During Period	1.0908	0.9100	0.8690	0.8493	0.7747
Low Rate During Period	0.8437	0.8528	0.7872	0.7158	0.6327

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

	February 2008	January 2008	December 2007	November 2007	October 2007	September 2007
Rate at End of Period	$1.0208	$0.9982	$1.0120	$0.9993	$1.0531	$1.0041
Average Rate During Period	1.0014	0.9902	0.9979	1.0351	1.0255	0.9754
High Rate During Period	1.0291	1.0096	1.0221	1.0908	1.0531	1.0041
Low Rate During Period	0.9815	0.9714	0.9789	0.9993	0.9998	0.9482

ITEM 1

IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

This item is not applicable.

ITEM 2

OFFER STATISTICS AND EXPECTED TIMETABLE

This item is not applicable.

ITEM 3

KEY INFORMATION

A.

Selected Financial Information

The following selected consolidated financial data for the years ended December 31, 2007, 2006, 2005, 2004, and 2003 are derived from the audited consolidated financial statements for the periods indicated and should be read in conjunction therewith.

Twelve Months Ended December 31 (audited) All amounts are expressed as thousands of Canadian dollars (except per share data in Canadian dollars)
	2007	2006	2005	2004	2003
Canadian GAAP(1)
Sales	7,698	1,541	-	-	-
Interest income	170	498	332	48	312
Expenses	18,707	10,037	4,974	2,935	1,880
Loss before income taxes	(24,508)	(10,194)	(4,642)	(2,887)	(1,568)
Loss for the year	(24,508)	(10,194)	(4,642)	(2,887)	(1,568)
Loss per common share(2)	(0.29)	(0.13)	(0.08)	(0.05)	(0.05)
Total assets	96,038	84,973	48,561	9,532	2,424
Liabilities	73,995	44,731	7,126	3,081	899
Shareholders’ equity	22,043	40,242	41,435	6,451	1,525
Total common shares outstanding(3)	84,181	81,278	80,487	66,307	50,449
US GAAP (4)
Sales	7,698	1,541	-	-	-
Interest income	170	498	332	48	312
Expenses	18,709	24,738	15,254	6,088	2,217
Loss before income taxes	(24,510)	(22,699)	(14,922)	(6,040)	(1,905)
Loss for the year	(24,510)	(22,699)	(14,922)	(6,040)	(1,905)
Loss per common share(2)	(0.30)	(0.28)	(0.17)	(0.11)	(0.06)
Total assets	71,212	58,841	34,792	6,043	2,088
Liabilities	81,297	49,465	7,126	3,081	899
Shareholders’ equity	(10,085)	9,376	27,666	2,962	1,189
Total common shares outstanding(3)	84,181	81,278	80,847	66,307	50,449

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

(4)

Refers to US Generally Accepted Accounting Principles.

Neither Birch nor its predecessors have declared or paid dividends on its common shares during the last five fiscal years.  Any future decision to declare dividends on common shares will be made by the Board of Directors depending upon the financial requirements to finance growth, the financial condition of Birch and other factors that the Board of Directors may consider appropriate in the circumstances.  Birch anticipates that future earnings will be retained for the development of its business and does not anticipate the payment of dividends to shareholders for the foreseeable future.

B.

Capitalization and Indebtedness

This item is not applicable.

C.

Reasons for the Offer and Use of Proceeds

This item is not applicable.

D.

Risk Factors

Capital

Birch currently has insufficient revenue to meet its yearly operating and capital requirements.  Historically, the Company has successfully raised funds necessary to develop its leases and permits, to prepare for and plan operations and to conduct its corporate affairs primarily through public and private placements of common stock or debt financing. As required in the future or as advantageous to the Company, financing may be available through joint venture or partnering agreements, through additional issuance of equity or by obtaining project debt financing.  Although these are alternatives the Company will investigate, there is no assurance that the Company will be successful in raising the capital it needs to continue its business.

Birch is an Early Stage Production Company

Birch opened the MVQ, the initial quarry situated within the Hammerstone Project, in December 2005, under the regulatory approvals and operating permits received in July 2005.  The MVQ is fully operational, producing and selling a range of limestone aggregate and reagent products.  First commercial sales occurred in the second quarter of 2006.

In May 2006, Birch filed an Application with the provincial regulatory authorities for the remainder of the Hammerstone Project, to integrate the existing MVQ with an expanded quarry and aggregate plant, as well as a limestone processing complex to produce limestone-based reagent products.

There is a risk that the operations at MVQ may have delays, interruptions or increased costs or that the Hammerstone Project may not commence at all, due to many factors, including, without limitation:

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

  markets for products not developing as expected;

  violation of permit requirements;

  disruption of energy supply; and

  catastrophic events such as fires, earthquakes, storms or explosions.

The current construction and operations schedules may not proceed as planned, there may be delays and the operation of the MVQ and the development of the Hammerstone Project may not be achieved on time or on budget.  Any such delays may increase or decrease the costs and may require additional financing, which may not be available.  Actual costs to operate the MVQ or to construct and develop the Hammerstone Project will vary from estimates and such variances may be significant. Given the stage of development of the Hammerstone Project, various changes may be made prior to completing construction.  Based on current scheduling, the Hammerstone Project is not expected to start commercial quicklime operations before late 2009.

The information contained herein, including, without limitation, reserve and economic evaluations, is conditional upon receipt of all regulatory approvals and no material changes being made to the planned MVQ operations and the Hammerstone Project.

Regulatory and Environmental Requirements May Impact the Company’s Ability to Operate

The Company operates in areas that are subject to government provisions regulating operations and development of mineral resources.  Birch may be constrained or forbidden to develop its plans and mandated operating guidelines may adversely affect the economic viability of the projects.  The Company holds metallic and industrial mineral permits and leases issued by the Government of Alberta.

Birch is required by regulation to operate under environmental approval conditions that are issued by the Government of Alberta and the Government of Canada.  Additionally, public expectation of industry’s environmental performance is high. Birch has established environmental policies, procedures and management systems and has operated the quarry in full compliance with all environmental conditions since quarry operations began in 2006.  Birch has and will continue to work with regulators and local communities to address public environmental concerns.

Competitive Risk May Reduce the Corporation’s Ability to Operate

Birch must develop its mineral reserves and there is no assurance the type or amount of the mineral reserves will produce the economic results expected.  Additionally, the Company must negotiate sales arrangements with its customers and demonstrate that its products are reliable and suitable for use in the oil sands industry.  Although the Company believes that competing aggregate companies in the Fort McMurray region are limited in both size and quality and, as a result, high market share assumptions have been made, Birch may have to compete with larger companies that have greater assets and financial and human resources, and which may be able to sustain lower margins than the Company to develop business.  Birch and the economic viability of the MVQ and the Hammerstone Project may be negatively impacted if new sources of aggregates and/or industrial minerals are located and developed.

Independent Reviews Provide No Assurance of Future Results

Although third parties have prepared reviews, reports and projections relating to the viability and expected performance of the MVQ and the Hammerstone Project, it cannot be assured that these reports, reviews and projections and the assumptions on which they are based will, over time, prove to be accurate. Birch gained regulatory approval for the MVQ in 2005 and beginning in 2006, operated the quarry and successfully extracted, processed and sold quality limestone aggregate products. The ability of Birch to obtain the necessary approvals, to secure adequate operating and capital financing to move forward with the next phase of quarry expansion and the construction and operation of the quicklime plant, and to operate profitably in the future are uncertain.

Customer Dependency May Reduce the Flexibility of the Company to Operate

For the sale of aggregate and less so for the sale of reagent products, Birch is dependent on customers located geographically near the limestone quarry and production facilities.  Costs of transportation of aggregate are high relative to its cost of production and tend to be prohibitive to customers who ship the product over longer distances.  As a result, Birch plans to market products to the oil sands industry in the Fort McMurray region in Northern Alberta.  With market concentration based on geography, Birch is dependant on production and expansion in the local area.  There are no guarantees that oil sands companies will continue to require the Company’s products in sufficient quantities to ensure profitable operations.

Personnel Risks May Impact the Company’s Ability to Carry Out its Operational Plans

The Company currently employs 31 fulltime and part time employees.  In 2007, operations, maintenance and technical personnel were hired to operate the quarry 24 hours per day, seven days per week, producing and shipping up to 20,000 tonnes per day.  In Northern Alberta, skilled labour and technical services are in high demand and there is uncertainty surrounding the ability to obtain the workforce required to implement the future stages of the Hammerstone Project, which includes the construction and operation of the quicklime plants.  Should the Company not be able to secure sufficient personnel, the project may not become operational or economically viable.

Alternate Technologies May Reduce the Demand for the Company’s Products

The use of limestone for aggregates and the use of quicklime as a product for desulphurization of air emissions and water treatment could be replaced by alternate technologies as the oil sands industry looks at more cost-effective and efficient methods.  The rate of development and adoption of new technologies and the impact of these technologies on the Company’s business cannot be determined.

Revenue and Earnings May Fluctuate Which Could Affect Our Common Share Price

Our revenues and earnings may vary from quarter to quarter as a result of a number of factors, including:

  Concentration in our customer base

  The timing of substantial orders

  Seasonal fluctuations in demand

  Delays in the manufacture or shipment of products

  Our ability to obtain payment from our customers on a timely basis

  Our ability to manage inventory levels given the volatility in our sales, the length of the sales cycle and the variable and unpredictable nature of demand in the region

As a result, quarter-to-quarter and seasonal comparisons of our revenues and earnings may not be meaningful. It is also possible that these quarterly fluctuations could result in our operating results falling below the expectations of investors and securities analysts in one or more future quarters. As a result, these quarterly fluctuations in our revenues and earnings may affect the market price of Common Shares.

Birch Will Require Additional Regulatory Approvals and Operating Permits

In the ordinary course of business, mining companies are required to seek regulatory approvals and operating permits from the federal, provincial and local governments for expansion of existing operations and the commencement of new operations.  Obtaining the necessary regulatory approvals and operating permits is a complex and time-consuming process involving numerous agencies and often involving public hearings and costly undertakings on the part of the Company.  The duration and success of regulatory and permitting efforts are contingent upon many variables outside the Company’s control. Environmental protection permitting, including the approval of reclamation plans, may increase costs and cause delays depending on the nature of the activity to be permitted and the interpretation of applicable requirements implemented by the permitting authority.  There can be no assurance that all regulatory approvals and operating permits will be obtained and, if obtained, that the costs involved will not exceed those previously estimated by the Company.  It is possible that the costs and delays associated with the compliance with such standards and regulations could become such that the Company could not proceed with the development or operation of the Hammerstone Project.  All regulatory approvals and operating permits for the MVQ were received in July 2005.

Title Risks May Result in Title Claims or Disputes

Birch is satisfied that it has good and proper right, title and interest in and to the mineral properties that are currently under development or in production.

Aboriginal peoples have claimed aboriginal title and rights to a substantial portion of western Canada.  Certain aboriginal peoples have filed a claim against the Government of Canada, the Province of Alberta, certain governmental entities and the Regional Municipality of Wood Buffalo (RMWB), which includes the City of Fort McMurray, Alberta claiming, among other things, aboriginal title to large areas of lands surrounding Fort McMurray, including the lands on which the MVQ and the Hammerstone Project and most of the oil sands operations in Alberta are located.  Such claims, if successful, could have a significant adverse effect on the oil sands bitumen producers and on Birch, the MVQ and/or the Hammerstone Project.

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

Enforcement of Civil Liabilities by Present and Prospective Shareholders May be Adversely Affected

The enforcement by investors of civil liabilities under the federal securities laws of the US may be affected adversely by the fact that the Company is incorporated under the laws of Alberta, Canada; that the independent auditors who have audited the Company’s financial statements and some or all of the Company’s directors and officers may be residents of Canada or elsewhere, and that all or a substantial portion of the Company’s assets and said persons are located outside the US.  As a result, it may be difficult for holders of the Common Shares to effect service of process within the US upon people who are not residents of the US or to realize in the US upon judgments of courts of the US predicated upon civil liabilities under the federal securities laws of the US.

ITEM 4

INFORMATION ON BIRCH

A.

History and Development of Birch

Birch is an Alberta corporation formed under the provisions of the Alberta Business Corporations Act (ABCA), by amalgamation of one of Birch’s predecessors, also named Birch Mountain Resources Ltd., and its wholly owned subsidiary, Birch Mountain Minerals Ltd., on December 31, 1995.

Birch’s head office and registered office are located at Suite 300, 250 - Sixth Avenue S.W., Bow Valley Square 4, Calgary, Alberta T2P 3H7, phone: (403) 262-1838, and Suite 1000, 400 Third Avenue S.W., Calgary, Alberta T2P 4H2, phone: (403) 232-9500, respectively.

Birch was founded in 1995 as a junior mineral exploration company.  Prior to 2000, it explored for precious metals, base metals and diamonds on properties in western Canada, the Yukon and Kalimantan, Indonesia.  Since 2000, the Company has expanded beyond conventional mineral exploration to include industrial minerals as well as research and development on naturally occurring precious and non-precious metal microparticles and nanoparticles.  Currently, Birch is only active in Alberta, Canada.

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

In June 2002, the Industrial Minerals Division was established to pursue opportunities arising from growing demand for industrial minerals in the Athabasca region of northeast Alberta.  The mineral rights held by the Company offer a compelling business opportunity due to their location close to current and planned oil sands facilities and the forecast increase in demand for aggregate and quicklime products from the oil sands industry and local infrastructure requirements.  Consequently, management has focused on this business opportunity over the past several years.

Principal Capital Expenditures

The Company has invested principally in its mineral properties in the Athabasca region since 2002.  Over the past five years, $55 million has been invested in the MVQ and the Hammerstone Project and $23 million has been invested in mining equipment, software, hardware, leasehold improvements and miscellaneous office equipment.  There have been no significant divestitures or disposals over the past several years.

B.

Business Overview

Birch is in the industrial minerals business producing and selling limestone aggregate products. Birch’s principal operations are located north of Fort McMurray, Alberta, where the Company holds metallic and industrial mineral rights over an extensive portion of the Athabasca region in the heart of Alberta’s expanding oil sands industry.  Birch does not own the mineral rights to the geological formations that contain the oil sands, but owns the mineral rights to the rocks that lie geologically beneath the oil sands. Since 2002, Birch has worked to commercialize the industrial mineral potential of limestone deposits that occur on its mineral holdings in the Athabasca region.

Birch operates the MVQ, an early production stage limestone quarry that produces limestone aggregate products for sale to customers in the Athabasca oil sands region of northeastern Alberta. The MVQ produces various products from limestone rock and crushed limestone rock in the form of aggregate or reagent limestone. The Company is engaged in the regulatory approval process for the Hammerstone Project which will expand the production capability of the MVQ and add an integrated limestone processing complex to provide manufactured limestone based products such as quicklime, as well as related services such as spent lime recalcining.

The Company operates separate divisions for industrial minerals, and mineral exploration and technology and the consolidated financial statements provide segmented information to identify expenditures in each. See “Item 17 - Financial Statements.”

Industrial Minerals

Muskeg Valley Quarry

In 2004, Birch applied to license a limestone quarry called the Muskeg Valley Quarry (MVQ), situated within the Hammerstone Project.  The original application was to develop a starter quarry to supply crushed limestone aggregate to the local market.

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

Birch had a modest start to 2007 due to weather related slowdowns and began building up deliveries during the summer with the quarry having its highest performance month in June, operating 24 hours a day, seven days a week and shipping up to 20,000 tonnes per day.

After the strong sales in the second quarter, the Company expected that July and August orders would continue since the construction season in Ft. McMurray, Alberta is relatively short and most of the projects are constructed during the summer.  However, the Company observed a general slowdown in the supply of aggregates for site preparation and infrastructure projects.  The Company believes four factors contributed to the lack of sales:

A.

Oil sand project cost over-runs.

B.

Labour shortages in the oil sands industry – especially on the construction side.

C.

Alberta Royalty Review process.

D.

The use of gravel deposits by oil sand operators on their existing oil sand leases.

As a consequence, the Company believes that customers’ site preparation and construction project work was deferred.

As it became apparent that deliveries were slowing substantially in July 2007, operations were scaled back to day shift only. Quarry staff was then reduced further to critical skills levels in October.  Equipment and personnel were scaled back to the minimum levels necessary to initiate a timely response to new orders.

Birch submitted a bid for a significant order during the third quarter with anticipated delivery in September 2007.  In early October 2007, the Company was informed that the order was awarded to a competitive lower bidder. Equipment and personnel that had been retained to fill this anticipated quote were immediately returned or laid off.  With the Birch-owned Andreas crushing spread operational and fully reliable, the rental crushing spread was returned and the number of pieces of rented mobile equipment reduced further.

Birch exhibited at the Oil Sands Trade Show in September 2007. The trade show was held in Edmonton for the first time and had record attendance. Trade show attendees expressed interest in both aggregate and reagent products. The Company is focusing on developing relationships with key oil sands and infrastructure contacts and entering into additional long-term sales agreements.

During the fourth quarter of 2007, discretionary spending was halted, Calgary office staff was reduced, directors’ fees were forfeited and senior executives took a voluntary salary reduction. These measures remain in place in early 2008.  In addition, the Calgary office was restructured to place the emphasis strategically on sales and marketing and cost containment. A Business Development group was established with a technical sales team and a Senior Vice President was reassigned to take charge of marketing.  A new Operations Manager was appointed to increase the focus on efficiency and cost containment at the quarry. Expenditures on the regulatory application for the Hammerstone Project were managed, while ensuring no delay in the critical approval process.

In December 2007, Birch signed a two year agreement with Albian Sands Energy Inc. (“Albian Sands”) for royalty sales of off-quarry limestone uncovered beneath the oil sands in Albian Sands’ Muskeg River Mine. These off-quarry arrangements are a no-cost opportunity for the Company to increase market share because the Company believes that the anticipated one-half to one million tonnes to be used would normally be filled by surface gravels from competing pits at Susan Lake and elsewhere.

In the fourth quarter of 2007, Birch delivered its first order for reagent limestone. Although the order was relatively small, it is a positive development in the reagent products side of the business and the Company believes it confirms the quality of the Birch limestone. Ordering and delivery of limited quantities of reagent limestone has continued in 2008.

The priorities for the Company in 2008 are sales and marketing, cost containment and achieving regulatory approval for the Hammerstone Project.  The Business Development Group will focus on increasing exposure of the Birch Mountain brand, building solid relationships with key clients and improving customers understanding regarding the quality advantages of limestone.  A third multi-year limestone use agreement was signed in 2008 with Petro-Canada Oil Sands Inc., on behalf of Fort Hills Energy L.P., further enhancing Birch’s market position with expanding use of our limestone in the region.

The Company had an excellent safety performance during the year with no lost time or serious incidents occurring at the quarry. The Company hired a health and safety coordinator during the year to bring this critical expertise in-house. The health and safety coordinator is working with all levels of the Company to develop materials, processes, and policies to support and build upon the Company’s safety culture.

The Hammerstone Project

As geological evaluation of the proposed MVQ progressed, testing of core samples from a 1996 drill hole and from new holes drilled in late 2002 and early 2003 confirmed the presence of high-calcium limestone suitable for producing quicklime. Quicklime is used in a range of industrial and environmental applications including flue gas desulphurization (“FGD”), which removes sulphur, mercury and other contaminants from atmospheric emissions from bitumen upgrading, and in treating water used in producing bitumen from Steam Assisted Gravity Drainage (“SAGD”) in-situ projects.  Birch has determined that a number of oil sands operators are interested in a local source of quicklime and intends to pursue the business opportunity to establish a quicklime plant on its proposed quarry site.

In December 2004, the Company filed a Public Disclosure Document for the Hammerstone Project, a project involving a southward expansion of the MVQ and construction and operation of a quicklime plant.  The footprint of the starter MVQ lies wholly within and is continuous with the Hammerstone Project. Subsequently, in March 2005, Birch released a report conforming to NI 43-101 prepared by AMEC entitled Hammerstone Project Alberta:  Independent Qualified Person’s Review and Technical Report (the “2005 Technical Report”).  The 2005 Technical Report was based on AMEC’s prefeasibility study of the Hammerstone Project.  Both the 2005 and 2006 Technical Report are available on SEDAR at its website, www.sedar.com.

In February 2006, Birch filed a Project Update for the Proposed Hammerstone Project (the “2006 Project Update”), describing an expanded limestone processing facility producing, in addition to quicklime: hydrated lime, milk of lime, recycled spent lime, cement and reagent limestone.   The update outlines the long-term development plan for the Hammerstone Project, which will include an initial lime plant and a cement plant constructed sequentially for more efficient use of project resources and alignment to local demand.  As the oil sands region expands, the Company will add additional lime kilns and product offerings to service the local demand requirements.  Birch’s vision is to provide full-cycle products and services such as re-calcining spent lime and utilization of the gypsum by-product of flue gas desulphurization in site remediation.

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

In August 2006, an updated independent NI 43-101 technical report entitled Hammerstone Project, Alberta: Qualified Person’s Review and Technical Report (the “2006 Technical Report”) was released, based on an update of the pre-feasibility study. The 2006 Technical Report was authored by AMEC Americas Limited and Phoenix Process Engineering, Inc.

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

The Company filed an Application update on February 27, 2007 (the “2007 Hammerstone Project Update”). The purpose of the 2007 Hammerstone Project Update was to inform stakeholders of Birch’s optimized development plan for the Hammerstone Project. The 2007 Hammerstone Project Update incorporates new environmental data, plus a number of engineering efficiencies, and incorporates flash calciners as the startup strategy. Birch confirmed during 2007 that quicklime can be produced using modular flash calciners.  Adopting flash calciners will allow the Company to enter the quicklime market at a significantly lower capital cost than forecasted previously and will provide the ability to stage early production to meet market demand.  The new staged plant capacities and capital expenditures are designed to better align the build-up of production capacity with current demand projections; the ultimate productive capacity is consistent with the 2006 Technical Report.  The Company submitted its responses to supplementary questions in support of the Environmental Impact Assessment (“EIA”) for the Hammerstone Project in the fourth quarter of 2007. This is a normal part of the regulatory approval process and involved the expenditure of significant technical, engineering staff and consultant hours, consistent with meeting the regulator’s schedule. The Company anticipates regulatory approval in 2008.

Details of the Muskeg Valley Quarry and the Hammerstone Project

Location and Mineral Interests

The Hammerstone Project, which encompasses the MVQ, is located within Birch’s Athabasca mineral property, approximately 60 km north of the City of Fort McMurray near the hamlet of Fort McKay, Alberta.  The Athabasca mineral property is described in greater detail in Section 4(D) of this Form 20-F.  The Company’s mineral leases convey the rights to develop and produce metallic and industrial minerals, including limestone, while the mineral permits allow the Company to explore for these same minerals.

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

In some areas, Birch’s mineral leases overlap with oil sands leases of Shell Canada Ltd. (leases 90 and 13) and Syncrude Canada Ltd. (leases 22 and 30). These companies own the mineral and hydrocarbon rights to the oil sands but not to the underlying Devonian limestone. Birch has co-development agreements with Syncrude Canada Ltd. and Canadian Natural Resources Limited and cooperation and information sharing agreements with Albian Sands Energy Inc. (a joint venture between Shell Canada Ltd., Chevron Canada, and Western Oil Sands Inc.), and Fort Hills Energy (operated by Petro Canada) that provide for cooperative exploration, environmental planning, development, extraction, and production activities in areas of the overlapping leases.

Exploration

Birch has conducted mineral exploration of the Hammerstone Project since 1995, as described in the 2006 Technical Report.  Industrial minerals exploration began in 2002 and since this time Birch has conducted geological mapping and sampling, core drilling, geochemical analyses, bulk sampling, calcine testing and aggregate testing of limestone from the Hammerstone Project area.  Birch interprets the results of its surface and subsurface exploration programs to confirm that limestone from the Hammerstone Project is suitable for producing construction aggregates, quicklime, cement and other products used by the oil sands industry and in municipal and infrastructure construction.

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

Drilling

Birch has conducted drill programs within and near the Hammerstone Project, drilling five holes in 1996, nine holes in 2002/2003 and ten holes in 2004.  Additional drilling was done for hydrogeological testing in late 2005 and early 2006, but these holes were not cored. In 2006, Birch drilled fourteen core holes at thirteen locations. Twelve development holes were within MVQ and one exploration hole was drilled off-site at Poplar Creek, north of Fort McMurray. All core was logged by Birch staff. The MVQ drill results show continuity of stratigraphy with other drill data from across the Hammerstone Project. The 2006 drill core information was not available to be included in the 2006 Technical Report.

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

Inventory includes blasted, unexcavated rock, work-in-progress rock as well as processed aggregate stockpiles meeting Alberta Department of Transportation specifications.  Processed aggregate inventories are produced and stockpiled to assure the ability to supply the spot market for aggregates.  In the aggregate industry, inventory is manufactured to meet existing and anticipated orders in advance of customer’s expected delivery dates.  This ensures the Company produces the aggregates to the necessary specifications and is able to meet the delivery schedule required by the customer.  The Company holds this processed aggregate in inventory and a sale is not recorded until the customer takes delivery.

The Birch Andreas crushing and screening plant was fully commissioned in the third quarter of 2007. Construction and commissioning delays were due to difficulties in obtaining skilled labour and making modifications required to meet changes to the mine electrical safety code.  In the absence of large orders, small batches of aggregates were run to establish the performance of the plant and verify the quality of the aggregate products. As the Andreas plant was operated, development changes were made to optimize its performance and work was conducted to assure operational safety and protection of critical parts that could be damaged by rocks or spills. Work on the electrical, instrumentation and control systems was also carried out including installing cameras to assist operators in maintaining consistently high plant productivity. The Company worked with the equipment supplier on the sharing of the costs incurred during the commissioning.

The Company had an excellent safety performance during the year with no lost time or serious incidents occurring at the quarry. The Company hired a health and safety coordinator during the year to bring this critical expertise in-house. The health and safety coordinator is working with all levels of the Company to develop materials, processes, and policies to support and build upon the Company’s safety culture.

Hammerstone Limestone Processing Complex

The current development plan for the Hammerstone Project was presented in the 2007 Hammerstone Project Update, filed with Natural Resources Conservation Board (NRCB), Alberta Environment and the Alberta Board on February 27, 2007. The purpose of the 2007 Project Update was to inform regulators and regional stakeholders of Birch's optimized development plan for the Hammerstone Project, completed subsequent to filing the 2006 Technical Report in August 2006. The 2007 Project Update contains a revised start-up plan and staged capital expenditures that better align production capacity with demand projections. Quarry and aggregate plant operations for the Hammerstone Project remain unchanged from the 2006 Technical Report; however, plans for the limestone processing facilities have been revised and the early capital requirements reduced.

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

South Haul Road

The Company received approval from Alberta regulatory authorities on April 2, 2007 to construct the 12 kilometre South Haul Road (“SHR”), south from the MVQ, along the eastern side of the proposed Hammerstone Project. The road will connect with the proposed East Athabasca Highway (“EAH”). The SHR will be a critical link north and south with the EAH running west to east.  The EAH is an industry-led initiative to provide 54 kilometres of all-weather highway and a new bridge to serve the new and expanding oil sands developments east of the Athabasca River. The new highway will improve access from the MVQ to potential customers located south, east and west of the MVQ.

During the second quarter of 2007, initial tree clearing was done on the SHR. In the third and fourth quarters, the Company continued working with the developers towards concluding a suitable arrangement related to the SHR use and access, as well as supply of aggregate materials for the project. The developers of the EAH project are awaiting regulatory approvals and further construction will commence after all of the approvals and agreements are in place.

Capital Cost

The revised capital plan for Hammerstone presented in the 2007 Project Update was prepared using the quarry and aggregate plant information contained in the 2006 Technical Report, and new information and cost estimates prepared by Phoenix Process Engineering, Inc. for the limestone-processing complex.  The total capital cost estimate over the life of the project is now estimated to be $457 million (down from $536 million in 2006), which covers the direct field costs of four crushing plants, two flash calciners, one activation plant, three calcining plants, and the indirect costs associated with design, construction and commissioning.  Based on the 2007 Project Update, the estimated capital spending requirements for 2007 to 2011 are $108 million, down from the $229 million estimate in the 2006 Technical Report.  Interest and financing costs during construction are excluded. The 2007 capital cost estimates for the Hammerstone Project are summarized in Table 4-1.

Table 4-1.  Hammerstone Development Capital ($ million): 2007 Project Update.

Component	2007 to 2011	2012 to 2016	2016 to 2060	Total
Quarry and Aggregate Plant	11.9	11.3		23.2
Flash Calciner -1	24.0			24.0
Flash Calciner -2	30.0			30.0
Quicklime -1	42.0	42.0		84.0
Quicklime -2		74.0		74.0
Activation -1		74.0		74.0
Quicklime -3			148.0	148.0
Total Capital Cost	107.9	201.3	148.0	457.2

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

The pre-tax NPV of the Hammerstone Project presented in the 2006 Technical Report is C$1,669 million and the corresponding after-tax NPV is C$1,099 million (see Table 4-3), using a discount rate of 7.5%. The project’s pre-tax IRR is estimated to be 36.3% and after-tax IRR is estimated to be 31.2%. The payback period is estimated at 5.9 years from first production in January 2006. The base-case quarry life is 55 years.

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

The Company’s Hammerstone Application was filed on May 24, 2006 with an Application update filed in February 2007. The Company submitted its responses to supplementary questions in support of the EIA for Hammerstone in the fourth quarter of 2007. This is a normal part of the regulatory approval process and involved the expenditure of significant technical, engineering staff and consultant hours, consistent with meeting the regulator’s schedule. The Company anticipates regulatory approval in 2008.

Industry Overview

The Hammerstone Project is centrally located among numerous existing and planned bitumen extraction and upgrading projects in the Athabasca oil sands region of Alberta.  These projects and the associated infrastructure and municipal development, are expected to be the primary sources of demand for aggregate and reagent limestone products in the Fort McMurray region.

Demand for aggregate and reagent limestone products changes between the construction and production phases of bitumen extraction and upgrading projects. The construction phase requires a range of aggregate products including sub-base, base and construction aggregates for building roads and production facilities. In addition, asphalt aggregate is required for road building, concrete rock for building bridges, foundations and other structures, and low permeability “pond liner” to construct impermeable liners and surface water control structures. There is little or no demand for reagent limestone during the construction phase of oil sands projects.

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

Supply and Demand – Aggregate

Current supplies of glacial aggregates in the Fort McMurray region are limited in both size and quality.  Poplar Creek is a gravel pit near Fort McMurray that has recently reached total depletion.  Susan Lake is another gravel pit that is believed to have about five years’ supply.  Although additional deposits have been found more recently, they are typically small and inadequate to assure a long-lived supply for construction and operation of oil sands mining and in situ projects.  Typically, aggregate deposits remaining in the region are sand-rich and contain ironstone, rendering them inappropriate for use in manufacturing concrete.

Based on information reported in the 2003 and 2004 Athabasca Regional Issues Working Group (“RIWG”) aggregate surveys, the average annual demand for road quality aggregate over the period 2003 to 2004 was 7.7 million tonnes and for concrete rock, 0.8 million tonnes. However, the RIWG aggregate surveys did not consider limestone, which was then being used by two major oil sands producers. The average annual limestone use for aggregate by these companies for 2001 to 2005 was 2.2 Mt.  Therefore, based on historical limestone aggregate use and RIWG reported data, the average aggregate demand was estimated in 2006 to be 10.7 Mt annually, of which 8.5 Mt is estimated to come from glacial gravels.

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

Crushed limestone for FGD is used at the Tar Island power plant operated by TransAlta Utilities Ltd. on behalf of Suncor Energy Inc.  This limestone is believed to be obtained from Waterways Formation limestone exposed at the base of Suncor’s original pit located on the west side of the Athabasca River, north of the Tar Island complex. No commercial sources of limestone, including high-calcium reagent grade limestone, currently exist in the region, other than Birch’s MVQ and Hammerstone Project. Although precise figures are not publicly available, Birch estimates that current use of reagent grade limestone in neutralizing sulphur emissions in the region amounts to approximately 250,000 to 300,000 tonnes per year.

No independent information has been found on the consumption of quicklime by the oil sands industry or other industries in the region.  Quicklime is used as a reagent in existing industrial and municipal water treatment facilities and by the pulp-and-paper industry.  Some information has been obtained from public disclosure of chemical reagents used in the oil sands industry.  Birch estimates that the current total market for quicklime and hydrated lime in northeast Alberta is 50,000 to 100,000 tonnes per year.  Much of the current demand is believed to be in the Cold Lake region, where water treatment is required for in situ steam-assisted recovery of bitumen from the oil sands.

Long-Term Demand and Sales Forecast

The long-term demand for limestone products in the Fort McMurray region is dominated by the construction and production requirements of the oil sands industry.  As described in the 2006 Technical Report, Birch contracted the Canadian Energy Research Institute (“CERI”) of Calgary, and Dr. Graham Davis, a mineral economist and professor at the Colorado School of Mines, to update the oil sands bitumen supply model developed be CERI and used in the 2005 Technical Report. The updated “CERI/Davis” model projected oil sands construction activity and bitumen production and upgrading from 2006 to 2070 and this formed the basis of Birch’s most recent long-term demand and sales projections. The CERI/Davis model predicts that oil sands bitumen supply will continuously increase over the period 2006 to 2070, reaching nearly 12 million barrels per day by 2070.

Demand factors were derived for each of the limestone aggregate and reagent products scheduled for production at the Hammerstone Project. The demand factors are estimates of how much of each product is required for each barrel-per-day of oil sands capacity added by construction or production capacity. Demand factors for aggregate and hydrated lime were independently derived from engineering design considerations. Demand factors for reagent limestone and quicklime were calculated using assumptions regarding the types and amounts of alternative sulphur-bearing fuels used by the oil sands industry over the period 2006 to 2060.

Forecast sales for limestone products were estimated by multiplying the CERI/Davis forecast oil sands construction and production figures by the demand parameters and Birch’s estimates of future market share.  For aggregate, market share estimates were adjusted to reflect competition from other known gravel deposits.  For quicklime and reagent limestone, market share estimates were made by distance weighting market share based on the closest alternative supplier at Exshaw, Alberta.

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

Based on all available information, Birch believes there will be little competition in the region for high value aggregates suitable for making concrete and asphalt. There is however more competition for lower grades of aggregate.  The prefeasibility study shows that competing sources of concrete rock are in limited supply and may be exhausted by 2011 and competing sources of construction and base grade aggregates may be exhausted by 2030.  However, Birch believes that as these competing deposits are depleted, operating costs to produce them will rise and, in the face of a long-term stable supply of aggregate from the MVQ and the Hammerstone Project, these deposits are likely to be shut-in before becoming totally exhausted.

Continuing Development of the Hammerstone Project

The Hammerstone prefeasibility update study, upon which the 2006 Technical Report is based, defined the geological, engineering, process, and financial criteria necessary to develop a quarry plan and mineral reserve estimate for the Hammerstone Project. The quarry will include and expand upon the existing MVQ and grow to cover an area of 1,608 hectares with a projected life of approximately 55 years. Quarrying will progress from north to south exposing the rock units required for production as needed. In the Hammerstone Application filed in May 2006, Birch is also seeking regulatory approval to construct and operate facilities to produce cement, recycle spent lime and store the solid by-product gypsum that is generated when limestone and/or lime are used to capture sulphur in combustion of alternative fuels.

The Company filed an Application update to the Hammerstone Application on February 27, 2007. The purpose of the 2007 Project Update was to inform stakeholders of Birch’s optimized development plan for the Hammerstone Project. The 2007 Project Update incorporates new environmental data, plus a number of engineering efficiencies, and incorporates flash calciners as the startup strategy.  The new staged plant capacities and capital expenditures are designed to better align the build-up of production capacity with current demand projections; the ultimate productive capacity is consistent with the 2006 Technical Report.

C.

Organizational Structure

The work activities of the Birch are organized under two main divisions:  Industrial Minerals and Mineral Exploration and Technology.  Birch also has two inactive, wholly owned subsidiaries, Dawson Bay Minerals Inc., incorporated pursuant to the Corporations Act (Manitoba) and Muskeg Valley Minerals Inc., incorporated pursuant to the Alberta Business Corporation Act (ABCA).

The Company also has a 49% interest in a joint venture partnership operating as Hammerstone Products Ltd.  The other joint venture partner is the Fort McKay First Nation who owns the remaining 51% interest.  Hammerstone Products Ltd. provides a marketing service and receives a limestone marketing fee on all limestone product sold from MVQ and the Hammerstone Project.

D.

Property, Plants and Equipment

Office Space

Birch maintains its head office in Calgary, Alberta.  Executive, administrative and support staff work in the 7,972 square foot office space.  The rental commitment is $403,836 per year.

Plant and Equipment

Birch owns office and computer equipment and small laboratory equipment in its offices and laboratory.  The Company purchased a Hitachi EX1800 hydraulic shovel which is being used for selective excavation of limestone and should reduce the amount of blasting required.  Erection of a custom designed crushing and screening spread was completed during 2007.

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

Mineral Properties

Birch’s mineral properties are located in northeast Alberta and they are collectively called the Athabasca mineral property. In 2002, Birch’s Industrial Minerals Division began exploration of the Athabasca mineral property and in 2006 began commercial limestone production.

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

Metallic and Industrial Mineral Permit-to-Lease Conversions

Birch has applied to have parts of certain permits that have reached the end of their respective terms converted to mineral leases.  The Province of Alberta formally recognizes their applications as “permit-to-lease conversions”.

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

Athabasca Mineral Property

As of December 31, 2007, Birch’s Athabasca mineral property covered 317,626 hectares (784,851 acres). Annual rental payments on mineral leases of the Athabasca mineral property were $461,851 in 2007. Lease rental permits will increase if the Company elects to acquire new mineral leases or decrease if existing low priority leases are allowed to expire. The Company continues its exploration and anticipates that the extent of its mineral properties will be reduced in the future to areas Birch believes to be the most prospective.

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

Location and Access

The Athabasca mineral property is located in the Regional Municipality of Wood Buffalo (“RMWB”) in northeast Alberta, Canada.  The City of Fort McMurray is the urban and economic center of RMWB.  While the region covers 61,566 square km (23,771 square miles), most of its residents live in Fort McMurray, which has a population of 64,441. The total population of RMWB is 79,810 including an estimated 10,000 persons living in work camps located close to major oil sands construction projects. The First Nation community of Fort McKay is located in the central part of Birch’s Athabasca mineral property.

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

Near the Athabasca River, between Fort McMurray and Fort McKay, road access is good; once away from the river and further north, the number and condition of the roads decreases. A winter road exists from the northern end of Highway 63 to Fort Chipewyan.  The Athabasca mineral property is accessible by road or all terrain vehicles. A high voltage power distribution line and high-pressure natural gas pipeline cross the Athabasca mineral property. Exploration activities are curtailed on certain exploration permits during moose and caribou calving season; this restriction occurs during spring break-up, which precludes land access for exploration activities at this time. Additionally, large tree area clearing is prohibited from May 1st to August 15th under the federal Migratory Birds Convention Act.

Mineral Title

Birch’s currently active Athabasca mineral permits, permit-to-lease conversions and leases were either originally acquired from the Province of Alberta, or were acquired by purchase or option from other companies or individuals.  One mineral lease was obtained from Canada. At March 20, 2008 the Athabasca mineral property covered 317,626 hectares (784,851 acres), as outlined in Table 4-5 below:

Table 4-5. Athabasca mineral property: mineral permits, permit-to-lease conversions and leases.

Year Issued	Term Expiry	Number	Area (hectares)	Area (acres)
Mineral Permits - Alberta
1998	2012	2	8,448	20,875
2003	2017	1	1,680	4,151
2006	2020	5	36,784	90,893
2007	2021	5	8,816	21,784
Subtotal		13	55,728	137,703
Mineral Leases - Alberta
1994	2009	2	1,991	4,920
1999	2014	2	1,216	3,005
2000	2015	23	43,610	107,760
2003	2018	4	4,742	11,717
2004	2019	36	81,336	200,981
2006	2021	1	112	277
Subtotal		68	133,007	328,660
Permit-to-Lease Conversions - Alberta
		60	125,510	310,134
Subtotal		60	125,510	310,134
Mineral Lease - Federal
2006	2018	1	3,381	8,354
Subtotal		1	3,381	8,354
GRAND TOTAL			317,626	784,851

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

The limestone mineral resources and reserves for Hammerstone were first defined in the 2005 Technical Report under NI 43-101 in Canada. At that time the Canadian mineral reserves did not conform to the Guide 7 requirements. Subsequently, Birch brought the quarry into production and since the second quarter of 2006 has sold limestone aggregates from the quarry at market prices. On May 24, 2006, Birch submitted the Hammerstone Application containing all applications for required approvals of the Hammerstone Project that Birch reasonably expects will be received in late 2008. By establishing commercial viability through sales of aggregates to various end-users at market prices and with expectation of regulatory approval, the Hammerstone mineral reserves met Guide 7 requirements for US purposes for qualification as a reserve as of May 24, 2006. The Hammerstone mineral reserves were updated in the 2006 Technical Report released in August 2006.

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

Table 4-6. Hammerstone Project limestone reserves reconciliation table (figures rounded; see Notes to Table 4-6, following).

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

ITEM 4A

UNRESOLVED STAFF COMMENTS

None

ITEM 5

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

General

This discussion should be read in conjunction with Birch’s audited consolidated financial statements.  Birch’s consolidated financial statements have been prepared in accordance with Canadian GAAP, which differ from US GAAP.  For a discussion of these differences, see the notes to Birch’s consolidated financial statements in “Item 17 - Financial Statements.”

A.

Operating Results

Years Ended December 31, 2007, 2006 and 2005

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

The Company incurred a loss of $24.5 million in the year ended December 31, 2007 (2006–$10.2 million; 2005–$4.6 million) and at December 31, 2007, had an accumulated deficit of $42.0 million.

Income

The Company earned revenues from limestone and trucking sales of $7,698,389 (2006 - $1,540,564) and cost of sales of $13,669,241 (2006 - $2,195,868).  The Company did not have any sales in 2005.

The Company earned interest income in 2007 of $169,696 and $498,028 in 2006.  In 2005, the Company’s only source of revenue was interest income of $332,568.

Expenses

In 2007, expenses totalled $18,706,956.

Expenses	2007	2006	2005
Accretion of Unamortized Debenture Discount	$ 1,151,948	$ 76,930	-
Accretion of Financing Fees	933,678	-	-
Amortization of Property, Plant and Equipment, Amortization of Mineral Properties and Accretion of Asset Retirement Obligation	779,436	285,577	63,424
Interest, Bank Charges and Foreign Exchange (gain)/loss	835,046	196,939	4,746
Long Term Interest	2,563,596	168,578	-
Mineral Exploration Costs	522,306	858,964	540,481
Office	637,911	458,806	937,756
Professional Fees	1,338,942	1,474,021	746,377
Indirect Quarry Costs	4,714,098	1,337,572	-
Salaries, Wages and Benefits	1,696,332	1,052,387	597,714
Shareholder Services and Marketing	963,488	1,281,427	838,466
Stock-based Compensation	2,570,175	2,845,797	1,245,422
Total Expenses	$ 18,706,956	$ 10,036,998	$ 4,974,386

Total expenses increased by $8.7 million or 86% relative to 2006.

  Accretion of the unamortized discount on the two debentures totaled $1,151,948 which was a $1,075,018 increase over 2006 when the Company had only one debenture issued in December 2006.

  Accretion of financing fees in 2007 relate to the March 2007 loan facility and were fully charged to expense instead of amortized over the life of the loan when the facility was closed and repaid in December 2007.

  Amortization of property, plant and equipment; amortization of mineral properties and accretion of the asset retirement obligation increased approximately $494,000 as the largest pieces of quarry equipment were not operational in 2006.  The Andreas crushing plant was commissioned during 2007 and was not depreciated until it was operational in the third quarter.  Accretion and depletion increased on the capitalized mineral properties due to production at the quarry which occurred throughout 2007 but had only been in production for the last six months of 2006.

  Interest and bank charges have increased $638,107 in 2007 as a result of interest paid on the credit facility.

  Long term interest has increased $2,395,018 in 2007 as a result of $2.2 million interest paid and accrued on the convertible debentures.  Additionally, interest expense of approximately $0.4 million was paid on the equipment loan.

  Mineral exploration costs have decreased by approximately $336,000 as the Company focused on quarry operations during 2007 with less spending on exploration activities as compared to 2006.

  Office costs increased by approximately $179,000, as a result of higher head office rental costs for the existing Calgary office space.

  Professional fees decreased by approximately $135,000 largely due to decreased accounting, tax and audit fees in 2007 as the Company utilized special tax assistance in 2006 with respect to flow through shares and external consultants were used for the Company’s initial Sarbanes Oxley work.

  Indirect quarry costs have increased by $3.4 million over 2006 due to travel and accommodation, an increase of approximately $1 million, salaries, wages and benefits, an increase of approximately $1 million and increased costs for regulatory and environmental monitoring.

  Salaries and benefits increased by approximately $644,000 as a result of increases in corporate salaries, wages and benefits resulting from additional staff in 2007 in the areas of sales and marketing and health safety and environment, plus increases at the quarry for management and support staff.

  Shareholder services and marketing decreased by approximately $318,000 as the Company focused on operations and customer relations.

  Stock based compensation decreased by approximately $275,000 due to lower Black Scholes valuations for stock options issued over the past two years.

Cost of Sales and Indirect Quarry Costs

In 2007, the Company reviewed the presentation of cost of goods sold and expenses and decided that it would be a better representation to reclassify some of the indirect quarry costs to cost of sales. The tables below outline the reclassification of cost of goods sold and expenses included in each area and the 2006 comparative figures are also provided. In each case, the amount by which indirect quarry costs were lowered was added to the cost of sales figures.  The total loss and loss per common share amounts have not been effected.

Quarterly Results	2007 (as reclassified)				2007 (original)
Three months ended	Dec 31	Sept 30	June 30	Mar 31	Dec 31	Sept 30	June 30	Mar 31
Cost of sales	$ 3,808,407	$ 3,120,237	$ 5,865,151	$ 875,446	$ -	$ 461,193	$ 3,741,592	$ 748,987
Indirect quarry costs	1,231,204	1,336,900	1,595,108	550,886	-	3,995,944	3,718,667	677,345

Quarterly Results	2006 (as reclassified)				2006 (original)
Three months ended	Dec 31	Sept 30	June 30	Mar 31	Dec 31	Sept 30	June 30	Mar 31
Cost of sales	$ 812,235	$ 1,231,626	$ 152,007	$ -	$ 2,438	$ 899,916	$ 87,058	$ -
Indirect quarry costs	426,880	378,156	358,868	173,668	1,236,677	709,866	423,817	173,668

As Birch gains production experience there may be additional changes in the classifications, but the preference is to include as many costs as appropriate as direct operating costs.  It is apparent from 2007 results that the Company must continue to improve its operating practices and increase sales and quarry efficiencies in order to generate a positive gross margin.

Cost of Sales	2007	2006	2005
Clearing, Stripping and Oversize Breaking	$ 30,061	$ -	$ -
Direct Labour and Equipment	6,583,666	931,700	-
Drilling and Blasting	36,640	-	-
Equipment – rentals, fuel, repairs and maintenance, mobilization and de-mobilization	4,318,852	1,140,321	-
In Quarry Loading and Hauling	2,252,516	66,135	-
Royalties	178,142	57,712	-
Write-down of inventory	269,364	-	-
Cost of Sales	$ 13,669,241	$ 2,195,868	$ -

In 2007, the Company had cost of sales of $13,669,241 (2006-$2,195,868) and spent a total of $4,714,098 (2006-$1,337,572) on indirect quarry costs.  The Company had no sales or indirect quarry costs in 2005.

Cost of sales remained high as the Company continued with early operations at the MVQ. The Company had a significant sales order to deliver during the second quarter of 2007 and retained most of the equipment on site in readiness for future orders under discussion. The Company was unsuccessful winning the future orders and incurred stand-by rental charges.  The Company incurred higher than normal costs for in-quarry material handling as the crushing spread could not be placed in proximity to the rock face due to space limitations and equipment size.  Continuing quarry development, for the planned production levels, amounted to approximately $2.25 million of material handling costs within the quarry which is not capitalized under current accounting guidelines.  These are costs to move and expose the different units of limestone rock that feed the crushers that are characteristic of early quarrying and mining developments.  As quarry development continues and the deepest limestone rock is exposed, the crusher will be relocated to the quarry bottom and these in-quarry handling costs should decline substantially.

Indirect Quarry Costs

In 2007, the Company spent a total of $4,714,098 on indirect quarry costs.

Indirect Quarry Costs	2007	2006	2005
Quarry Maintenance – road maintenance, grading, snow removal and dewatering	$ 658,779	$ 305,787	$ -
General Contractors – security, quality control, supervisors	792,956	192,665	-
Environmental Monitoring – independent consultant monitoring of air, water, fish, noise and wildlife (i)	442,938	213,883	-
Equipment – rentals, fuel, repairs and maintenance	53,363	-	-
General Costs – site office, supplies	314,589	120,624	-
Travel and Accommodation – supervisor and non-production staff air, vehicle, hotel, camp and meals	1,077,501	104,859	-
Salaries, Wages and Benefits – supervisor and non-production staff salaries and benefits	1,329,002	399,754	-
Scale House – personnel and supplies	44,970	-	-
Indirect Quarry Costs	$ 4,714,098	$ 1,337,572	$ -

(1) as required by regulatory and environmental approvals

The largest increases related to travel and accommodation, an increase of approximately $1 million, and salaries, wages and benefits, an increase of approximately $1 million.

Travel and accommodation expenses increased primarily due to camp costs for quarry staff as the quarry had transitioned from a sub-contracted operation to an owner-operated quarry.

Salaries, wages and benefits have increased due to the production levels in 2007 as compared to 2006 and the transition from a sub-contracted operation to an owner-operated quarry.  A base number of the quarry employees such as the quarry manager, quarry administrator, the health and safety coordinator and maintenance employees, plus any head office staff working on quarry planning, sales and business development are indirect to production and are not included in inventory costs.

Professional Fees

In 2007, the Company spent a total of $1,338,942 on professional fees compared to $1,474,021 in 2006.

Professional Fees	2007	2006	2005
Accounting, Tax and Audit	$ 587,082	$ 660,368	$ 244,563
Financing Fees on Long Term Debt	151,330	290,988	-
Information Technology	121,179	93,855	106,660
Legal and Recruiting Fees	297,572	285,346	194,680
Stock Based Compensation	178,231	96,739	197,114
Other	3,548	46,725	3,360
Total Professional Fees	$ 1,338,942	$ 1,474,021	$ 746,377

Total professional fees decreased $135,079 or 9% as compared to 2006.  Accounting, tax and audit fees decreased as special tax assistance was used in 2006 with respect to flow through shares and external consultants were used for the Company’s initial Sarbanes Oxley work. In 2007, the Company incurred additional fees for the required auditor attestation for the Sarbane’s Oxley report but, wherever possible, documentation and testing was performed by internal resources to reduce costs.  The Company spent additional fees for information technology services in 2007 to upgrade the email server and network capabilities. Legal and recruiting fees increased as a result of legal fees paid for contract reviews and head hunter fees for the recruitment of new staff.

Shareholder Services and Marketing

In 2007, the Company spent a total of $963,488 on shareholder services compared to $1,281,427 in 2006.

Shareholder Services and Marketing	2007	2006	2005
Annual General Meeting – catering, printing, rentals and mailing of proxy circular	$ 87,219	$ 119,222	$ 24,666
General Services – transfer agent, press releases and general investor mailing	83,365	123,863	91,607
Investor Relations	72,922	102,384	96,027
Investor Relations Stock Compensation	222,114	-	-
Marketing Fee	100,000	15,000	-
Marketing – advertising, promotion and marketing fees	69,931	220,504	159,002
Stock Exchange Costs – listing and filing fees	154,262	317,449	204,650
Travel and Accommodation - executive and board travel	173,675	263,783	262,514
Total Shareholder Services	$ 963,488	$ 1,281,427	$ 838,466

Total shareholder service and marketing costs decreased $317,939 or 25% as compared to 2006. The Company reduced spending on the annual general meeting, general services, investor relations, marketing and travel and accommodation, all resulting from less activity in 2007, as compared to 2006, for investor road shows, printing of investor packages and less promotion. During 2007, stock compensation expense of $222,114 was recorded for stock options granted to an investment advisor to the Company.  The large decrease in stock exchange costs was the result of a one-time base listing fee of $150,943 paid in 2006 when the Company moved to the Toronto Stock Exchange. Marketing fees payable to Hammerstone Products Ltd. of $100,000 were accrued based on sales for the year as compared to $15,000 for 2006.

Mineral Development Costs

In 2007, the Company spent a total of $10.8 million (2006 - $33 million; 2005 - $10.8 million) of which $10.3 million (2006 - $32.1 million; 2005 - $10.3 million) was capitalized.

Mineral Development Costs (before depletion)	2007	2006	2005
Asset Retirement Obligation	$ 553,485	$ 680,656	335,000
Administration	230,683	106,041	731,754
Land Lease and Permit	5,641,548	268,772	9,278
Materials, Services and Drilling	912,228	7,807,571	2,591,643
Site Preparation	1,362,217	19,376,720	5,941,256
Stripping Costs	221,780	1,750,000	-
Salaries, Wages and Benefits	1,360,154	1,878,885	478,755
Travel and Accommodations	35,256	259,982	191,920
Subtotal Mineral Development Costs	10,317,351	32,128,627	10,279,606
Mineral Exploration Costs	522,306	858,964	540,481
Total Mineral Expenditures	$ 10,839,657	$ 32,987,591	$ 10,820,087

Mineral Development Costs

Total spending on mineral development decreased as early operations were underway.  During 2006, the Company focused most of its resources on opening the quarry site, stripping over-burden, building roads and exposing the rock in a pre-production phase.  As the Company moved into production, more spending was focused on operations and less on development.  As a result, some costs that were capitalized during the development phase of the company are now expensed and this has accentuated the change in costs from mineral development costs to operation costs.  These decreases were offset by a $5.6 million increase in land lease and permit costs, resulting from an accounting reclassification.  The Company reclassified $5.6 million from prepaids and deposits to mineral properties for certain mineral exploration permits purchased in 2006.  Discussions with interested parties indicated strong interest in using the land for a new town development closer to the oil sands projects and it is believed that the land will eventually be developed, in which case, the Company expects to receive a refund of its permit acquisition costs.  As a result of the uncertainty involved with this type of transaction, the amount was reclassified from current deposits to the land costs of mineral properties. As compared to 2006, mineral development costs decreased $18 million for site preparation, $1.5 million for stripping costs and $6.9 million for materials, services and drilling in 2007.

Mineral Exploration Costs

Mineral exploration costs in 2007 were $522,306 as compared to $858,964 in 2006 and $540,481 in 2005.  The majority of these costs were land lease and permit payments to hold mineral rights. In 2006, Birch Mountain initiated a surface evaluation of a metallic and industrial mineral lease further north of the Hammerstone Project adjacent to an announced oil sands development project. In 2007, further exploration was deferred as the Company concentrated on the quarry operations and cost containment.

B.

Liquidity and Capital Resources

Years Ended December 31, 2007, 2006 and 2005

Birch is in early operations and currently has insufficient revenue to meet its yearly operating and capital requirements. The Company has historically raised funds necessary to conduct its business primarily through issuance of equity or debt.  The Company has incurred operating losses since its inception in 1995, and as of December 31, 2007, has an accumulated deficit of $42.0 million (2006 - $17.5 million).  Losses are from costs incurred in the early operation and development of the MVQ and the Hammerstone Project, exploration of mineral opportunities and mineral technology research.  Results of operations have fluctuated from period to period and are expected to do so in the future. Future operating losses may occur as a result of the continued operation of the MVQ and development of the Hammerstone Project.

The Company had a working capital balance at December 31, 2007 of $7.6 million, a decrease of approximately $1.5 million from December 31, 2006.

In 2007, the Company completed a $31.5 million debenture financing for net proceeds, after costs of financing, of $30.3 million.  The proceeds were used to repay and replace the existing senior, secured bridge facility provided by Brookfield Bridge Lending Fund Inc. and to fund ongoing operations.  As the Company develops its limestone reserve, constructs the SHR and builds plant facilities, additional funds may be required.

The current estimates for capital for the MVQ and the initial phases of the Hammerstone Project, from 2008 to 2011, are $108 million, down from the $229 million in the 2006 Technical Report. The revised 2007 capital cost estimate for the Hammerstone Project was based on the following factors:

  A revised project schedule that deferred construction of higher cost quicklime and activation kilns.

  A revised capital plan that utilized lower cost flash calciners for initial quicklime production.

  A new capital cost estimate for the flash calciners.

  The existing capital cost estimates for all other components are from the August 2006 NI 43-101 Technical Report.

During the year, Birch received $1.6 million (2006 - $0.4 million) from the exercise of stock options.

At present, the Company does not have sufficient working capital or cash flows to continue operations through 2008, without significant cash receipts from product and limestone royalty sales or short term financing through debt and/or equity.  The Company is actively pursuing sales opportunities.  The Company formally engaged RBC Capital Markets to assist in the evaluation of strategic alternatives, which includes discussing debt and equity strategies for its immediate and medium term capital needs.  To the extent the Company raises additional capital by issuing equity or convertible debt securities, ownership dilution to shareholders will result.  These factors, among others, raise substantial doubt about the Company’s ability to continue as a going concern.

In December 2007, the Company issued a senior secured convertible debenture having a face value of $31.5 million.  The debentures were issued in a private offering in connection with the refinancing of an existing credit facility and mature on June 30, 2012.  With certain restrictions on conversion ability, the debenture is convertible into common shares of the Company at any time prior to maturity at the option of the debenture holder at a conversion price of $0.80 per share.   During the period up to December 31, 2008, the holder may only convert in event of a change of control or event of default by the holder according to the terms of the agreement.  Additionally, until such time as shareholder approval is obtained, which is expected at the next annual general meeting, the holder is restricted from converting principal amounts that would result in the holder owning 20% or more of the total outstanding common shares of the Company. During the year ended December 31, 2007 no debentures were converted into shares. The debentures bear interest at prime rate plus 4%, calculated daily, compounded and payable monthly.  Assuming no conversions, interest expense relating to the debentures will be approximately $3.2 annually.

In December 2006, the Company issued convertible unsecured subordinated debentures having a face value of $34.5 million.  The debentures were issued pursuant to a public offering and mature on December 31, 2011.  The debentures are convertible into common shares of the Company at any time prior to maturity at the option of the debenture holder at a conversion price of $3.30 per share.  During the year ended December 31, 2007 no debentures were converted into shares. The debentures bear interest at 6% and interest is payable semi-annually.  Assuming no conversions, interest expense relating to the debentures will be approximately $2,070,000 annually.

The Company financed a crushing and screening plant with the Canadian Western Bank in 2006.  The original loan amount was $7,337,373 with an interest rate of 6.02%.  The loan is to be paid off over five years based on blended principal and interest payments of $1,379,184 per year.

On-going commitments for capital resources relate largely to the maintenance of the mineral permits and leases granted to the Company by the Government of Alberta plus general operating leases and long term debt repayments.  At December 31, 2007, the Company held mineral leases, mineral permits and mineral permits for which applications have been filed for conversion to leases, in the Athabasca region, covering an area of 317,626 hectares (784,851 acres).  Lease payments, along with associated fees in 2008 and years beyond, will be approximately $460,851annually if Birch continues to hold all of its mineral leases into the future and will increase once current lease conversion applications are approved.  Mineral permits are maintained in good standing by making allowable exploration assessment expenditures, although there is no obligation to do so.  Birch continuously evaluates its mineral permit holdings, relinquishing and/or acquiring permits as dictated by financial considerations as well as exploration and strategic priorities.

The Company is required to reclaim any land disturbances, as detailed in its environmental approvals for the MVQ.  The Company estimated, based on costs provided by independent reclamation specialists to the Company, the costs for third parties to return the MVQ to its reclaimed status as at December 31, 2007, would be $3 million.  For financial statement purposes, these costs have been discounted to $1.7 million.  Based on a preliminary estimate, the Company issued a letter of credit to Alberta Environment for $2 million for this reclamation work.  The Company re-evaluates this annually as required in its approval process and, the Company believes it will be required to post $1 million additional security with Alberta Environment in June 2008.  Also in connection with land disturbances, the Company was required to pay timber damage fees for immature trees removed, which had not reached commercial value.  The Company paid fees based on the permitted area of the MVQ even though not all the trees have been cut.  A long-term asset of $137,294 has been recorded for the balance of amounts prepaid and this will be reduced as trees are actually cleared and sold for processing.

The Company estimated a future liability for the indemnification of shareholders for flow-through shares issued in 2003 and 2004, for which the Company was not able to incur qualifying expenditures.  The estimated liability and potential income taxes payable in the amount of $2.4 million has been accrued as an other current liability.  During 2006, the Company amended its tax filing position and has reported the impact to the subscribers.  The actual liability will not be known until the Canada Revenue Agency (“CRA”) reassesses each affected subscriber and the amounts are known by the Company.  The payment of the liability may stretch over many future years and the Company believes that this liability could vary by up to fifteen percent.  During 2007, the CRA instructed the Company to continue working with its affected shareholders to re-file their tax returns.

C.

Research and Development, Patent and Licenses

During the fiscal year ended December 31, 2000, the Company commenced research in novel mineral technology applications.  The research resulted in the filing of US and international patent applications.  It is the Company’s policy that costs associated with such research are expensed in the period in which they are incurred.  During the fiscal years ended December 31, 2005, 2006 and 2007 the Company did not incur any related expenses.

Late in 2002, Birch was granted US patent number 6,494,932 entitled “Recovery of Natural Nanoclusters and the Nanoclusters Isolated Thereby”.  Birch has also filed a parallel patent application for protection under the International Patent Cooperation Treaty.

D.

Trend Information

Industrial Minerals

The Company’s financial results are subject to changes in aggregate product prices.  In the past fiscal year, the general trend has been relatively flat with market sales prices consistent with those used in the 2006 Technical Report. There has been some upward pressure on the price of concrete rock since 2005 due to its scarcity in the region.

E.

Off-Balance Sheet Arrangements

The Company has an operating line with a Canadian chartered bank that provides for an operating overdraft on the Company’s chequeing account and is available for letters of credit.  At December 31, 2007, the Company has issued letters of credit under this agreement, in the amount of $2.0 million to Alberta Environment for future site reclamation liabilities.  As security for this operating line, the Company has pledged $2.0 million of short-term investments on deposit at the bank.  These particulars are disclosed in the Company’s financial statements which are included in Item 17 of this Annual Report on Form 20-F.

F.

Tabular Disclosure of Contractual Obligations

As of December 31, 2007, the Company’s known contractual obligations are as follows:

Contractual obligations due	2008	2009	2010	2011	2012 and thereafter	Total
Capital lease obligation	13,824	13,824	14,363	-	-	42,011
Operating lease obligations	455,293	435,030	411,536	403,836	403,836	2,109,531
Land related	460,851	460,851	460,851	460,851	460,851	2,304,255
Long term debt	1,387,690	1,387,690	1,387,690	1,387,690	1,384,148	6,934,908
Convertible debentures interest	5,298,750	5,298,750	5,298,750	5,298,750	1,614,375	22,809,375
Other	35,800	-	-	-	-	35,800
Total contractual obligations	7,652,208	7,596,145	7,573,190	7,551,127	3,863,210	34,235,880

ITEM 6

DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.

Directors and Senior Management

The following table sets forth the name, business experience, functions and areas of experience in Birch and principal business activities performed outside of Birch (including, in the case of directors of Birch, other principal directorships) of each director, member of senior management and employees upon whose work Birch is dependent, as of March 20, 2008:

Name	Function	Principal Business Activities, Business Experience and Principal Directorships	Number of Common Shares and Percentage of Class and Number of Stock Options (11) held at March 20, 2008
Douglas J. Rowe	Executive Chairman and CEO

Co-founder of Birch Mountain Resources, Doug was the President and Chairman of the Board of Brougham Geoquest Ltd. from 1984 to April 2007 and has previously developed innovative technology for mineral and hydrocarbon exploration.  He has been involved in oil and gas exploration as President of Brougham Energy Corporation and has provided engineering consulting services to the petroleum industry.

1,460,983 common shares (1.74%) 250,000 stock options(2) 175,000 stock options(5) 325,000 stock options(9)
Joel J. Jarding	President and Chief Operating Officer and Director since 2007

Mr. Jarding has over 25 years of operational and marketing experience in the oil and gas service sector. He most recently was Business Development Manager for Baker Hughes Canada, focusing on growth development for seven different divisions.  He has been directly involved in the Canadian oil sands business sector since 2002.  Mr. Jarding joined Birch Mountain Resources in May 2007.

100,000 common shares (0.12%) 300,000 stock options(9)
John A. Clarke	Vice-President, Finance and Chief Financial Officer since 2008

Mr. Clarke spent the last 25 years in the Alberta oil sands industry and has hands-on experience in strategic planning and field operations with Synenco Energy Inc., Syncrude Canada Ltd. and Jacobs Canada Ltd. in many capacities including Treasurer and project Controller. He was appointed Vice President, Finance and Chief Financial Officer on January 8, 2008.

50,000 common shares (0.06%) 75,000 stock options(8) 50,000 stock options(9)
Hansine Ullberg	Vice-President, Finance and Chief Financial Officer from September 1, 2007 until November 14, 2007

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

28,000 common shares (0.03%) 50,000 stock options(4) 62,500 stock options(5) 20,000 stock options(9) 20,000 stock options(10)
Dan J. Rocheleau	Acting Chief Financial Officer and Director of Financial Reporting until September 1, 2007

Mr. Rocheleau became a Chartered Accountant in 1993 after completing his Bachelors of Business Administration degree from Lakehead University in Thunder Bay, Ontario. Mr. Rocheleau has over fifteen years of experience as Controller and Secretary-Treasurer of private business organizations.

2,000 common shares (0.00%) No stock options

Name	Function	Principal Business Activities, Business Experience and Principal Directorships	Number of Common Shares and Percentage of Class and Number of Stock Options (11) held at March 20, 2008
Donald L. Dabbs	Senior Vice President and Director since 1994

Co-founder of Birch Mountain Resources, Donald was the President and Chief Executive Officer of Niaski Environmental Inc. from 1998-1999.  He was Regional Manager, Bovar Environmental, and had served as a Vice-President of Concord Environmental Corporation from 1988 to 1994 where he was responsible for resource development planning and regulatory approvals for clients, particularly in the Athabasca oil sands.

609,472 common shares (0.72%) 250,000 stock options(1) 200,000 stock options(2) 75,000 stock options(5) 80,000 stock options(9)
Derrick Kershaw	Senior Vice-President and Director since 2004

Mr. Kershaw was appointed to the Board in 2004 and became a Senior Vice President in January 2006. He currently holds the position of Senior Vice President, Marketing and Investor Relations. Before joining Birch Mountain Resources, Mr Kershaw retired in 2001 as General Manager, Aurora Mine for Syncrude Canada, where he was responsible for all aspects of the new Aurora Mine Project.  With Syncrude over 23 years, he also held the positions of General Manager, Extraction Operations, Manager Overburden and Tailings in Mining Operations, and Manager Mine Mobile Maintenance.  He also was Manager in the Syncrude Research Department.  Mr. Kershaw served as Chair of the Advisory Board for the Fort McMurray Oil sands Discovery Centre.

291,150 common shares (0.35%) 50,000 stock options(5) 80,000 stock options(9)
Kerry E. Sully	Director since 1995	Since 1999, Mr. Sully has been President and CEO of CGX Energy Inc., a company exploring for hydrocarbons in Guyana.	408,000 common shares (0.48%) 125,000 stock options(2) 75,000 stock options(5) 50,000 stock options(7) 80,000 stock options(9)
Lanny K. McDonald	Director since 1995

In 1990, after more than 16 years of National Hockey League play, Mr. McDonald joined the Calgary Flames as Vice President for ten years.   He is now Marketing Director with Baker Hughes Canada, an oilfield services company.

340,000 common shares (0.40%) 150,000 stock options(1) 100,000 stock options(2) 50,000 stock options(5) 50,000 stock options(7) 80,000 stock options(9)
Charles Hopper	Director since 2001

Mr. Hopper has been a Managing Director of Citigroup Global Wealth Management since August of 2007.  Prior to this, Mr. Hopper was a Managing Director of Lehman Brothers, Inc. from June of 1997 until August of 2007.  Mr. Hopper has over 30 years of experience in the financial services industry including stints at Morgan Stanley & Co., The Northern Trust Company and as a Founder/ Partner of Graystone Partners.

590,000 common shares (0.70%) 50,000 stock options(5) 187,500 stock options(7) 80,000 stock options(9)

Name	Function	Principal Business Activities, Business Experience and Principal Directorships	Number of Common Shares and Percentage of Class and Number of Stock Options (11) held at March 20, 2008
Larry Shelley	Director since 2005

From 2000 to 2003, Mr. Shelley was the Executive Vice-President of Advisory Services at Meyers Norris Penny LLP, a public accounting firm, and President of the Tamarack Group Ltd., a corporate finance company. Mr. Shelley is the President of SRG Capital Ltd., a private investment firm.  Since December 2007, Mr. Shelley has been the Vice President, Finance and Chief Financial Officer for Golder Associates Corporation.

246,400 common shares (0.29%) 276,875 stock options(9)
C. Douglas Annable	Director until November 14, 2007

From 2003 to 2006, Mr. Annable was President, Energy & Mining Division, AMEC Americas and from 1992 to 2003, held various executive positions including Executive Vice President, Energy, AMEC E&C Services (formerly AGRA Monenco). Mr. Annable is the owner of C.D. Consulting Inc. and recently retired from the position of President, Energy & Mining Division, AMEC Americas.

No common shares No stock options
Dr. Hugh Abercrombie	Vice-President, Business Development since 2007, formerly Vice-President, Exploration

Dr. Abercrombie joined Birch in 1997 from the Geological Survey of Canada where he worked as a sedimentary geochemist and manager of the inorganic geochemical laboratories. From 1998 to 2007, he directed the Company’s mineral exploration and technology development programs. He is the inventor of Birch Mountain’s patent for the extraction and recovery of natural nanoparticles and led the reserves estimation and valuation teams for the one billion tonne Hammerstone mineral reserve.  He was appointed Vice President, Business Development in 2007.

472,699 common shares (0.56%) 200,000 stock options(1) 150,000 stock options(2) 75,000 stock options(5) 60,000 stock options(9)
David Reid	Vice-President, Facilities Engineering, since 2005

Mr. Reid worked with TransCanada PipeLines over a 31 year period, including 8 years as Vice President, Engineering and Construction. Following his retirement from TransCanada in 1998, he worked as a Project Manager for the design and construction of a chemical plant, and spent over 2 years in China managing the construction of a 3900 km gas pipeline.

25,000 common shares (0.03%) 100,000 stock options(6) 25,000 stock options(9)
Russell Gerrish	Vice-President, Operations and Engineering until November 14, 2007

Mr. Gerrish has over 28 years of experience in engineering management and consulting, aggregate exploration, and mine planning/implementation related to aggregates, asphalt and ready-mix concrete.  He was the Vice President of Operations and Engineering until Nov 2007 when he moved to technical sales representative.

325,000 common shares (0.39%) 7,500 stock options(3) 167,500 stock options(4) 150,000 stock options(5) 20,000 stock options(9) 40,000 stock options(10)

Notes:

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

(7)

Each stock option entitles the holder to purchase one common share at a price of $3.12 per share until June 14, 2012.

(8)

Each stock option entitles the holder to purchase one common share at a price of $0.64 per share until January 6, 2013.

(9)

Each stock option entitles the holder to purchase one common share at a price of $0.57 per share until January 25, 2013.

(10)

Each stock option entitles the holder to purchase one common share at a price of $0.65 per share until February 18, 2013.

(11)

All stock options are issued at an exercise price equal to market close of the last trading day previous to the grant date.

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

Pursuant to an Investor Rights Agreement dated December 21, 2007, between Birch and Tricap Partners Ltd.(“Tricap”), Tricap has the right to designate three representatives to the Board of Directors if it owns more than 29.99% of the outstanding common shares of Birch; two representatives to the Board of Directors if it owns more than 10% but less than 29.99% of the outstanding common shares of Birch; or one representative to the Board of Directors if it owns more than 5% but less than 10% of the outstanding common shares of Birch.  As of March 20, 2008, Tricap has made no such designation.

B.

Compensation

The following table sets forth the amount of compensation that was paid and benefits that were granted in the fiscal year ended December 31, 2007 to each of the individuals listed in Item 6(A) above.

Summary Compensation Table
		Annual Compensation			Long Term Compensation			All Other Compensation
Named Executive Officer and Principal Position	Year	Salary	Bonus	Other Annual	Securities Under Options / SARS Granted	Restricted Shares or Restricted Share Units	LTIP Payouts
		($)	($)	($)	(No.)	($)	($)	($)
Douglas J. Rowe	2007	225,277	-	18,288	70,000	-	-	-
Executive Chairman and CEO	2006	250,000	10,700	13,543	70,000	-	-	-
Joel Jarding	2007	191,979	-	10,301	400,000	-	-	-
President and COO	2006	-	-	-	-	-	-	-
Hansine Ullberg	2007	42,000	-	2,000	-	-	-	-
VP Finance & CFO (1)	2006	86,667	10,700	10,193	40,000	-	-	-
Dan J. Rocheleau	2007	84,427	-	2,400	35,000	-	-	-
Acting CFO (2)	2006	72,115	-	1,851	40,000	-	-	-
Donald Dabbs	2007	146,124	-	18,367	60,000	-	-	-
Senior Vice President	2006	160,000	10,700	13,343	40,000	-	-	-
Derrick Kershaw	2007	176,944	-	11,954	60,000	-	-	-
Senior Vice President	2006	194,761	5,000	11,792	45,000	-	-	-
Kerry Sully	2007	-	-	20,050	50,000	-	-	-
Director	2006	-	-	11,600	35,000	-	-	-
Lanny MacDonald	2007	-	-	13,700	50,000	-	-	-
Director	2006	-	-	9,100	25,000	-	-	-
Charles Hopper	2007	-	-	16,200	237,500	-	-	-
Director	2006	-	-	9,100	25,000	-	-	-

Larry Shelley	2007	-	-	19,050	50,000	-	-	-
Director	2006	-	-	9,100	25,000	-	-	-
C. Douglas Annable	2007	-	-	20,950	50,000	-	-	-
Director (3)	2006	-	-	-	125,000	-	-	-
Dr. Hugh Abercrombie	2007	153,337	-	16,190	40,000	-	-	-
VP, Business Development	2006	145,000	10,700	10,843	40,000	-	-	-
David Reid	2007	116,782	-	954	35,000	-	-	-
VP, Facilities Engineering	2006	178,085	5,000	1,667	40,000	-	-	-
Russell Gerrish	2007	169,185	-	16,510	40,000	-	-	-
VP, Operations (4)	2006	165,000	10,700	6,017	40,000	-	-	-

(1)  Ms. Ullberg served as Vice President, Finance and Chief Financial Officer from September 1, 2007 until December 31, 2007.
(2) Mr. Rocheleau served as Acting Chief Financial Officer and Director of Financial Reporting from November 13, 2006 until August 31, 2007.
(3)  Mr. Annable served as Director from May 4, 2006 until November 14, 2007.
(4) Mr. Gerrish was appointed Vice President, Operations and Engineering on January 11, 2005 and held that position until November 14, 2007.

See “Item 6(A) – Directors and Senior Management regarding the number of options to purchase common shares of Birch, the exercise price and the expiration date of options granted to each of the individuals listed in Item 6(A) above.

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

Compensation Committee

The Compensation Committee of Birch currently consists of Lanny K. McDonald (chair) and Larry Shelley.  The purpose of the Compensation Committee as outlined in its charter is to determine the compensation arrangement of executive officers, to provide oversight of compensation programs to other employees and to assist or recommend with respect to various compensation issues such as policies, benefits, personnel issues and other issues.  The Committee also determines the allocation of stock option grants under the Company’s stock option plan.

Compensation Policy

The Company’s compensation policy has three components:  (i) base salary/consulting fee and benefits, (ii) the award of stock options and (iii) bonus.  The salary/consulting fee for each executive officer is determined having regard to such executive officer’s responsibilities and performance.  The Compensation Committee undertakes a review of the compensation paid by similar companies in setting guidelines for the compensation of all Company’s employees. The Compensation Committee has provided greater emphasis on the issuance of stock options to its executive officers as a major form of compensation.  In the view of the Compensation Committee, the issuance of stock options has had the advantages of encouraging growth in the Company and its share value, while reducing the cash expenditures required for executive salaries. The Company is currently a party to an employment agreement with Douglas J. Rowe dated December 1, 1995, and approved by the shareholders of the Company on May 31, 1996.  Pursuant to the employment agreement, Mr. Rowe receives a salary of $108,000 annually and is entitled to receive stock options as determined from time to time by the Committee.  The Board of Directors of the Company has subsequently approved increases in Mr. Rowe’s annual salary to $140,000 per annum, effective June 15, 2000, $164,800 effective January 1, 2004, $180,000 effective March 1, 2005, $250,000 effective January 1, 2006 and $258,750, effective June 1, 2007.  Mr. Rowe is currently working a reduced work schedule and his compensation was reduced on November 1, 2007 to $138,000.  In addition, the Company has an employment agreement with Joel Jarding, dated May 1, 2007 and approved by the Board of Directors.  Mr. Jarding is paid an annual salary of $325,000.

Disclosure Committee

The Disclosure Committee of Birch has four members: Kerry E. Sully (chair), Suzanne L. Loov, Hugh J. Abercrombie and John A. Clarke. The purpose of the Committee is to ensure that the Company implements and maintains internal procedures for appropriate and timely collection, evaluation and disclosure of information potentially subject to public disclosure under the legal, regulatory and stock exchange requirements to which the Company is subject. As excerpted from the charter of the Disclosure Committee, the Committee’s responsibilities include:

  Reviewing material developments and providing timely advice on the Company’s disclosure obligations;

  Discussing and advising on the timely review, publication and filing of periodic and current reports with the various parties involved, including the CEO and CFO;

  Periodically reviewing past disclosure and advising whether updates or corrections are appropriate; and

  Evaluating and advising on the effectiveness of the Company’s internal disclosure controls and procedures.

Governance and Risk Committee

The Governance and Risk Committee of Birch consists of Charles Hopper (Chair), Lanny K. McDonald and Larry Shelley.  The Corporate Governance and Risk Committee charter outlines the primary purpose of the Governance and Risk Committee as threefold.

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

Health, Safety and Environment Committee

The Health, Safety and Environment Committee of Birch currently consist of Derrick Kershaw (chair), and Don Dabbs.  A former director, Doug Annable, chaired the Committee until November 14, 2007.  The general function of the Health, Safety and Environment Committee is to review the Company’s practices and policies related to health, safety and the environment and to review the Company’s performance in the areas of health, safety and environment.

D.

Employees

The following table sets out the number of employees of Birch at the end of each of the past three financial years, including their main category of activity.  All of Birch’s employees are employed in Alberta, Canada.

	As at December 31
	2007	2006	2005
Operations(1)	24	20	7
Accounting	3	3	2
Administration	4	4	4
Total	31	27	13
(1) Includes personnel involved in technology, exploration and industrial minerals.

E.

Share Ownership

See “Item 6 – Directors, Senior Management and Employees – Directors and Senior Management”, above, for disclosure regarding share ownership and options of Birch directors and senior management.

The Board of Directors of the Company adopted the stock option plan of the Company on April 24, 2006, which was ratified by shareholders on May 25, 2006 (the “Plan”). The purpose of the Plan is to advance the interests of the Company by encouraging the directors, officers, employees and consultants of the Company, and of its subsidiaries, if any, to acquire shares in the Company, thereby increasing their proprietary interest in the Company, encouraging them to remain associated with the Company and furnishing them with additional incentive in their efforts on behalf of the Company in the conduct of its affairs. The Plan is administered by the Board of Directors of the Company or by a special committee of the Board of Directors, if appointed, from time to time (the “Board”).  Pursuant to the Plan, the Board may grant non-transferable options to purchase Common shares of the Company to directors, officers, employees and consultants of the Company and its subsidiaries and employees of a person or company which provides management services (excluding investor relations services) to the Company or its subsidiaries (“Management Company Employees”) (such persons hereinafter collectively referred to as “Participants”).  Under the Plan, stock options may be granted by the Company to officers, directors, employees, consultants and employees of a person or company which provides services to the Company, its subsidiary or affiliates of the Company from time to time up to a maximum of 10% of the Company’s issued capital.  Any expiration or exercise of stock options during the terms of the Plan will allow the Company to re-grant the options on a continuous revolving and reloading basis.  Any increase in the issued and outstanding common shares will result in an increase in the available number of Common Shares issuable under the Plan, and any exercises of options will make new grants available under the Plan effectively resulting in a re-loading of the number of options available to grant under the Plan.

The price of options granted under the Plan shall not be less than the market price of the Common Shares at the time the option is granted. Options issued under the Plan may be exercised during a period determined by the Board, which cannot exceed five (5) years if listed on the Toronto Stock Exchange Venture (TSXV) or ten (10) years if listed on the Toronto Stock Exchange (TSX), and are subject to earlier termination upon the termination of the optionee’s employment, upon the optionee ceasing to be a director and/or officer of the Company, or upon the retirement, permanent disability or death of an optionee.  The options are non-transferable, except in limited circumstances.  There is no agreement whereunder financial assistance will be provided by the Company to facilitate the purchase of shares under the Plan.

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

The TSX rules require shareholder approval of the Plan every three years.

ITEM 7

MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.

Major Shareholders

To the knowledge of Birch, as of March 1, 2008, there are no persons or entities who beneficially hold, directly or indirectly or exercise control or direction over, more than 5% of the voting rights attached to the issued and outstanding common shares of Birch.

As of March 1, 2008, Birch had 134 registered shareholders of which 76 holders had an address of record within the US owning common shares, representing 15.8% of Birch’s outstanding common shares.

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

ITEM 8

FINANCIAL INFORMATION

A.

Consolidated Statements and Other Financial Information

Incorporated hereto are the audited consolidated financial statements for the years ended December 31, 2007, 2006 and 2005, which are set forth in “Item 17 - Financial Statements.”

Birch received a legal statement of claim in March, 2008 from a former employee for wrongful dismissal, claiming loss of salary damages of approximately $340,000.  The Company is strongly defending this claim and believes it is without merit and the outcome is not determinable at this time.

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

B.

Significant Changes

No significant changes have occurred during 2007 or during the first three months of 2008.

ITEM 9

THE OFFER AND LISTING

A.

Offer and Listing Details

The following table sets forth the high and low market of the common shares on the TSXV or TSX for the periods indicated. The Company traded on the TSXV until December 10, 2006, at which time it moved its listing to the TSX.

Year or Month	Period	High (Cdn$)	Low (Cdn$)
December 31, 2003	Year	0.56	0.19
December 31, 2004	Year	2.50	0.45
December 31, 2005	Year	9.85	1.90
December 31, 2006	Year	9.83	2.60
December 31, 2007	Year	4.56	0.56

2006	First Quarter	9.63	6.60
	Second Quarter	9.83	4.46
	Third Quarter	6.00	3.14
	Fourth Quarter	5.09	2.60
2007	First Quarter	3.75	2.30
	Second Quarter	4.56	2.83
	Third Quarter	4.16	1.25
	Fourth Quarter	1.89	0.56

September 2007	Month	2.09	1.25
October 2007	Month	1.89	1.25
November 2007	Month	1.45	0.57
December 2007	Month	1.24	0.56
January 2008	Month	0.87	0.52
February 2008	Month	0.81	0.60

The following table sets forth the high and low market prices of the common shares on the OTC-BB; until March 21, 2005, at which time the Company’s stock began trading on the American Stock Exchange (“AMEX”).  All financial figures in this table are expressed in US dollars.

Year or Month	Period	High (US$)	Low (US$)
December 31, 2003	Year	0.45	0.30
December 31, 2004	Year	2.05	0.34
December 31, 2005	Year	8.50	1.40
December 31, 2006	Year	8.95	2.19
December 31, 2007	Year	3.99	0.52

2006	First Quarter	8.20	5.50
	Second Quarter	8.95	3.98
	Third Quarter	5.34	2.80
	Fourth Quarter	4.49	2.19
2007	First Quarter	3.26	1.95
	Second Quarter	3.96	2.68
	Third Quarter	3.99	1.23
	Fourth Quarter	1.95	0.52

September 2007	Month	2.00	1.23
October 2007	Month	1.95	1.30
November 2007	Month	1.51	0.52
December 2007	Month	1.25	0.52
January 2008	Month	0.85	0.53
February 2008	Month	0.81	0.57

B.

Plan of Distribution

This item is not applicable.

C.

Markets

Trading in Canada

The Company’s common shares trade on the TSX under the symbol BMD.

Trading in the US

The Company’s common shares trade on the AMEX under the symbol BMD.

D.

Selling Shareholders

This item is not applicable.

E.

Dilution

This item is not applicable.

F.

Expenses of the Issue

This item is not applicable.

ITEM 10

ADDITIONAL INFORMATION

A.

Share Capital

This item is not applicable.

B.

Memorandum and Articles of Association

The information under “Item 14 - Description of Securities to be Registered” contained in Amendment No. 4 to the Company’s Registration Statement on Form 20-F dated April 25, 2001 is hereby incorporated by reference.

There are no provisions in the By-laws regarding public disclosure of individual shareholdings.  Notwithstanding this, applicable Canadian securities legislation required certain public disclosure of persons owning or acquiring common shares in excess of 10% of a Company’s issued and outstanding share capital.

C.

Material Contracts

The only material contracts not made in the ordinary course of business in the two years prior to the date of filing of this Form 20-F, is the $31.5 million convertible debenture financing referred to in Item 5 (B) – Liquidity and Capital Resources. The convertible debenture and loan agreement were filed on January 9, 2008 in Canada and on January 10, 2008 as an exhibit to a Form 6-K filed with the SEC and is available in the Company’s public documents at www.sedar.com and www.sec.gov.

D.

Exchange Controls

Canadian Investment Controls

There are no governmental laws, decrees or regulations in Canada relating to restrictions on the export or import of capital, or affecting the remittance of interest, dividends or other payments to non-residents.  Subject to the terms of a bilateral tax convention, the payment of dividends, interest and other amounts to non-residents may be subject to Canadian withholding tax.  Dividends paid to US residents are subject to a 15% withholding tax or a 5% withholding tax for dividends if the shareholder is a corporation owning at least 10% of the outstanding voting shares of Birch pursuant to Article X of the reciprocal tax treaty between Canada and the US (See “Item 10 - Additional Information - Taxation”).

Except as provided in the Investment Canada Act (the “ICA”), which has provisions that restrict the holding of voting shares by non-Canadians, there are no limitations specific to the rights of non-Canadians to hold or vote the common shares under the laws of Canada or the Province of Alberta, or in the charter documents of Birch or its subsidiaries.

The ICA requires a person who is not a Canadian resident (a “non-Canadian”) making an investment, which would result in the establishment of a new Canadian business or which would result in the acquisition of control of a Canadian business (i.e. the gross value of the assets of which exceed a certain monetary threshold), to identify, notify, or file an application for review with the Investment Review Division of Industry Canada (“IRD”).  The notification procedure involves a brief statement of information about the investment on a prescribed form to be filed with the IRD by the investor within 30 days following implementation of the investment.  Specific investments are subject to review under the ICA.  It is intention of the IRD that investments requiring only notification will proceed without government intervention unless the investment is in a specific type of business activity related to Canada’s cultural heritage and national identity.

If an investment is reviewable under the ICA, an application for review in the form prescribed is normally required to be filed with the IRD prior to the investment taking place and the investment may not be implemented until the review has been completed and the Minister of Industry (“Minister”) (the Minister responsible for Investment Canada) is satisfied that the investment is likely to be of net benefit to Canada.  The Minister has up to 75 days to make this determination.  If the Minister is not satisfied that the investment is likely to be of net benefit to Canada, the non-Canadian must not implement the investment or, if the investment has been implemented, shall be required to divest himself of control of the business that is the subject of the investment.

In 1999, some of the powers, duties and functions of the Minister were transferred to the Minister of Canadian Heritage under Parts II to VI of the ICA as they relate to the prescribed business activities enumerated under paragraph 15(a) of the ICA, namely those that relate to Canada’s “cultural heritage or national identity” (“Cultural Activities”). Cultural Activities include, among other things, the distribution or sale of books, magazines, film and video recordings and music recordings.  As a result, an application for review must be submitted to the Cultural Sector Investment Review of the Department of Canadian Heritage (the “CSIR”) in respect of the acquisition of control of a Canadian business engaged in a Cultural Activity that exceeds the prescribed lower monetary threshold applicable to the acquisition of such Canadian businesses.

The Minister of Canadian Heritage’s review, similar to the Minister’s review, is based on the statutory threshold of net benefit to Canada.  CSIR is guided by certain policy statements regarding investments by non-Canadians in Canadian businesses engaged in certain Cultural Activities.  CSIR’s policy statements address certain Cultural Activities at the production/publication, distribution and/or exhibition levels.

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

b.

Except as specified in paragraph (c) below, a threshold is calculated annually for reviewable direct acquisitions by or from WTO investors.  The threshold for 2007 is $295 million.  Pursuant to Canada’s international commitments, indirect acquisitions by or from WTO investors are not reviewable but subject to notification;

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

This summary is based upon the Company’s understanding of current provisions of the Tax Act and the Canada-United States Tax Convention (1980) (the “Tax Convention”) as at the date of this Form 20-F, of all specific proposals to amend the Tax Act and the Tax Convention publicly announced prior to the date hereof (the “Proposed Amendments”) and of the current published administrative and assessing practices of the Canada Revenue Agency (the “CRA”).  Other than such Proposed Amendments, this summary does not take into account or anticipate changes in the law, whether by way of judicial decision or legislative action, nor any changes in the administrative or assessing practices of the CRA.  There is no assurance that any specific proposals to amend the Tax Act will be enacted as proposed or at all, or that legislative, judicial or administrative changes will not alter the statements made herein.  This summary does not take into account, or anticipate any provincial, territorial or foreign tax legislation or other considerations, which may differ from those consideration described herein.

This summary is applicable only to holders of common shares who, for the purposes of the Tax Act and the Tax Convention, are resident in the US, have never been resident in or deemed to be resident in Canada at any time while they have held common shares, deal at arm’s length with and are not affiliated with, the Company, hold their common shares as capital property, do not carry on and are not deemed to carry on an insurance business in Canada, and will not use or hold or be deemed to use or hold the common shares in the course of carrying on business in Canada.  Common shares will generally be considered to capital property for purposes of the Tax Act unless they are held in the course of carrying on a business of trading or dealing in securities or acquired in a transaction which may be considered to be an adventure in the nature of trade.  Special rules, which are not discussed in this summary, may apply to a US holder that is a corporation that carries on business in Canada and elsewhere.

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

If common shares of the Company constitute taxable Canadian property and a holder is not afforded relief under the Tax Convention, a capital gain (or capital loss) will generally be realized to the extent that the proceeds of disposition received or deemed to be received exceed (or are less than) the aggregate adjusted cost base of such shares, net of any reasonable costs of disposition or deemed disposition.  Generally speaking, the adjusted cost base of a common share will be the average of the cost of all such shares held, determined in accordance with the Tax Act. One-half of any such capital gain (“taxable capital gain”) will be required to be included in income in the year of the disposition.  One half of the amount of any capital loss (“allowable capital loss”) generally must be deducted against taxable capital gains realized in that year in accordance with the provisions of the Tax Act. Allowable capital losses in excess of taxable capital gains for that year may otherwise be available for deduction against net taxable capital gains in any of the three preceding years or in any subsequent year, subject to various detailed provisions of the Tax Act.

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

Dividends

In the case of any dividends paid or credited or deemed to be paid or credited to non-residents, the non-resident will be subject to tax on the gross amount of such dividends. Stock dividends received by non-residents from the Company are taxable in Canada as ordinary dividends. In the absence of relief under the Tax Convention, the Company will be required to withhold therefrom on account of tax, 25% of the amount of such dividend, and remit same to the Receiver General of Canada, and the net amount of the dividend will be paid to the non-resident holder.  In certain cases Article X of the Tax Convention reduces the rate of tax on dividends paid to residents of the US to 15% of the gross dividend or 5% in the case of dividends paid to certain corporate shareholders that beneficially own at least 10% of the Company’s voting shares, subject to certain exceptions. Under the Fifth Protocol to amend the Tax Convention, once ratified, and effective the second month that begins after the Protocol enters into force, for the purposes of determining whether the 10% threshold is met, a company resident in the US will be considered to own the voting stock that is owned by an entity that is considered fiscally transparent under the laws of the US and that is not resident in Canada, in proportion to the company’s ownership in that entity.

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

Circular 230 Disclosure

Any tax statement made herein regarding any US federal tax is not intended or written to be used, and cannot be used, by any taxpayer for purposes of avoiding any penalties.  Any such statement herein is written in connection with the marketing or promotion of the transaction to which the statement relates.  Each taxpayer should seek advice based on the taxpayer’s particular circumstances from an independent tax advisor.

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

Any Canadian tax withheld generally may be credited (subject to certain limitations) against the US Holder’s US Federal taxable income.  (See more detailed discussion at “Foreign Tax Credits” below.)  To the extent that distributions exceed current or accumulated earnings and profits of the Company, they will be treated first as a return of capital up to the US Holder’s adjusted basis in the common shares and thereafter as a gain from the sale or exchange of the common shares.  Dividends received by non-corporate US Holders may be subject to US federal income tax at lower rates (generally 15%) than other types of ordinary income in taxable years beginning before 2011 if certain conditions are met.  These conditions include the Company not being classified as a PFIC, it being a qualified foreign corporation, the US Holder’s satisfaction of a holding period requirement, and the US Holder not treating the distribution as “investment income” for purposes of the investment interest deduction rules.  In the case of US Holders that are corporations, such dividends generally will not be eligible for the dividends received deduction.

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

This election is made on a year-by-year basis, and applies to all foreign income taxes (or taxes in lieu of income tax) paid by (or withheld from) the US Holder during the year.  Unused foreign tax credits can generally be carried back one year and forward ten years. There are significant and complex limitations which apply to the credit, among which is the general limitation that the credit cannot exceed the proportionate share of the US Holder’s US income tax liability that the US Holder’s foreign source income bears to his/her or its worldwide taxable income.

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

Currency Fluctuations

For United States federal income tax purposes, the amount received by a US Holder as payment with respect to a distribution on, or disposition of, common shares, if paid in Canadian dollars, will be the US dollar value on the date of payment, regardless of whether the payment is later converted into US dollars.  In such case, the US Holders may recognize additional ordinary income or loss as a result of currency fluctuations between the date on which the payment is made and the date the payment is converted into US dollars.

Disposition of Common Shares of the Company

Subject to the PFIC discussion below, a US Holder will recognize gain or loss upon the sale of commons shares of the Company equal to the difference, if any, between the amount of cash plus the fair market value of any property received, and the US Holder’s tax basis in the common shares of the Company.

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

The Company is required to file reports and other information with Canadian provincial securities commissions. Interested parties are invited to read and copy any reports, statements or other information, other than confidential filings, that Birch files with provincial securities commissions. These filings are also available electronically from the Canadian System for Electronic Document Analysis and Retrieval (“SEDAR”) (http://www.sedar.com), the Canadian equivalent of the SEC’s electronic document gathering and retrieval system.

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

ITEM 11

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The Company has not entered into any activities in derivative financial instruments or derivative commodity instruments. The Company’s financial assets are in the form of cash and cash equivalents and are held in short term interest-bearing deposits at institutions with high credit quality ratings.

As a Canadian company, Birch’s cash balances are kept primarily in Canadian funds, revenues are negotiated in Canadian dollars and expenses are predominately in Canadian dollars. The Company does have limited exposure to foreign exchange risk, but this is restricted to payment of current trade accounts payable in US Dollars where most of the Company’s cash assets are denominated in Canadian Dollars. The Company maintains a bank account in US Dollars from payments received in US Dollars to pay these trade accounts. Therefore, the Company believes it is exposed to only minimal exchange rate risk. The Company considers the amount of risk to be manageable and does not currently, nor is likely in the foreseeable future, conduct hedging to reduce its exchange rate risk.

ITEM 12

DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

This item is not applicable.

PART II

ITEM 13

DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None

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

ITEM 15

CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

A Disclosure Committee was appointed by the Board of Directors in 2006 to oversee the Company’s disclosure activities and to assist the Board of Directors in fulfilling its responsibilities in this respect.  The purpose of the Committee is to ensure that the Company implements and maintains internal procedures for the timely collection, evaluation and disclosure, as appropriate, of information potentially subject to public disclosure under the legal, regulatory and stock exchange requirements to which the Company is subject.

The Committee’s responsibilities include the following:

  review material developments and advise on the Company’s disclosure obligations on a timely basis;

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

  periodically review past disclosures contained in public filings and other public information and advise whether any updates or corrections are appropriate; and

  evaluate and advise on the effectiveness of the Company’s internal and disclosure controls and procedures, including the steps that it deems necessary or desirable to effect compliance with those procedures.

Management Report on Internal Control and Financial Reporting

The management of Birch is responsible for establishing and maintaining adequate internal control over financial reporting. The Securities and Exchange Act of 1934 in Rule 13a-15(f) and 15d-15(f) defines this as a process designed by, or under the supervision of, the Company’s principle executive and principal financial officer and effected by the Company’s Board of Directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedure that:

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

The Company’s management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2007. In making this assessment, the Company’s management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) in Internal Control-Integrated Framework.

The Chief Operating Officer and Chief Financial Officer, together with management, have reviewed the design and effectiveness of the Company’s internal control over financial reporting as part of Section 404 of the U.S. Sarbanes-Oxley Act of 2002 and have identified the following material weaknesses in our internal control over financial reporting as of December 31, 2007:

1.

Inadequate entity-level controls due to (i) weak tone at the top to implement an effective control environment and (ii) a lack of adequate controls over changes to financial applications.

2.

Lack of adequate procedures for (i) inventory surveys, valuation and costs capitalized to inventory and (ii) a lack of segregation of duties, weakness around timely and consistent management review of account reconciliation of technical accounts.

3.

Lack of sufficient personnel with appropriate knowledge, experience and training in U.S. GAAP reconciliations.

4.

Transaction level control deficiencies, around (i) timely recording of invoices (ii) accruals and (iii) estimates which taken in the aggregate constitute a material weakness.

Because of the material weaknesses described above, management concluded that, as of December 31, 2007, internal control over financial reporting was not effective based on the COSO criteria.

Management's assessment of the effectiveness of our internal control over financial reporting as of December 31, 2007 has been audited by Ernst & Young LLP, an independent registered public accounting firm, as stated in their report, which is included on page page 69 of this Annual Report on Form 10-K.

During 2007, management disclosed its material weaknesses every quarter and made significant improvements in establishing various controls compared to 2006.  Management is committed to continuously improve its material controls throughout 2008 and has already changed existing policies and processes, which improved the weaknesses described above.  This will result in an improved control environment for many of the weaknesses.  However, there will still be weaknesses concerning segregation of duties due to the small size of the Company and the Company will still rely on external advisors for technical accounting, tax and financial reporting expertise.

ITEM 16

RESERVED BY THE SEC

ITEM 16A

AUDIT COMMITTEE FINANCIAL EXPERT

The Board of Directors of Birch has determined that Larry Shelley, CA is an “audit committee financial expert”, as defined in Item 16A of Form 20-F and is independent, as defined by rules of the AMEX.

ITEM 16B

CODE OF CONDUCT

On May 7, 2004, the Company’s Board of Directors adopted the Birch Mountain Resources Ltd. Code of Business Conduct and Ethics (“Code of Conduct”), which was filed as an exhibit to the Company’s Form 20-F dated June 29, 2004.  The Code of Conduct was updated and reviewed by the Audit Committee and amendments approved on December 20, 2006, resulting in a new Code of Conduct as attached as an exhibit hereto. The Code of Conduct outlines the Company’s business principles, and the ethical and legal standards which each of its directors, officers, employees and contractors, including its principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions must adhere to when acting on behalf of the Company.

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

  the prompt internal reporting of violations of the Code of Conduct to an appropriate person or persons identified in the Code of Conduct; and

  accountability by all of the Company’s directors, officers, employees and contractors for adherence to its Code of Conduct.

ITEM 16C

PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth, for each of the years indicated, the fees billed by Birch’s independent public accountants, and the percentage of the services that were approved by the Audit Committee.

	Year Ended December 31
	2007	2006
Audit Fees	$ 265,500	$ 131,500
Audit-related Fees	-	72,000
Tax Fees	-	-
All Other Fees	2,300	-
Total	$ 267,800	$ 203,500

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

ITEM 16E

PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Neither the Company, nor any affiliated purchaser of the Company, has purchased any of the Company’s securities during 2007.

PART III

ITEM 17

FINANCIAL STATEMENTS

ITEM 18

FINANCIAL STATEMENTS

This item is not applicable.

AUDITED CONSOLIDATED
FINANCIAL STATEMENTS

December 31, 2007

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

The Company’s management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2007. In making this assessment, the Company’s management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) in Internal Control-Integrated Framework.

The Chief Executive Officer and Chief Financial Officer, together with management, have reviewed the design and effectiveness of the Company’s internal control over financial reporting as part of Section 404 of the U.S. Sarbanes-Oxley Act of 2002 and have identified the following material weaknesses in our internal control over financial reporting as of December 31, 2007:

1.

Inadequate entity level controls due to (i) weak tone at the top to implement an effective control environment and (ii) a lack of adequate controls over changes to financial applications.

2.

Lack of adequate procedures for (i) inventory surveys, valuation and costs capitalized to inventory and (ii) lack of segregation of duties, weakness around timely and management review of account reconciliation and management review of technical accounts.

3.

Lack of sufficient personnel with appropriate knowledge, experience and training in U.S. GAAP reconciliations.

4.

Transaction level control deficiencies around (i) timely recording of invoices and (ii) accruals, which taken in the aggregate constitute a material weakness.

During 2007, management disclosed its material weaknesses every quarter and made significant improvements in establishing various controls compared to 2006.  Management is committed to continuously improve its material controls throughout 2008 and has already added or changed new policies and processes to address the weaknesses described above.  This will result in an improved control environment for many of the weaknesses.  However, there will still be weaknesses concerning segregation of duties due to the small size of the Company and the Company will still rely on external advisors for technical accounting, tax and financial reporting expertise.

Because of the material weaknesses described above, management concluded that, as of December 31, 2007, our internal control over financial reporting was not effective based on the COSO criteria.

Management's assessment of the effectiveness of our internal control over financial reporting as of December 31, 2007 has been audited by Ernst & Young LLP, an independent registered public accounting firm, as stated in their report.

“signed”	“signed”
Douglas J. Rowe, Chief Executive Officer	John A. Clarke, Vice President, Finance and Chief Financial Officer

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

“signed”	“signed”
Douglas J. Rowe, Executive Chairman and Chief Executive Officer	John A. Clarke, Vice President of Finance and Chief Financial Officer

Birch Mountain Resources Ltd.
Independent Auditor’s Report on Internal Controls under Standards of the
Public Company Accounting Oversight Board (United States)

TO THE SHAREHOLDERS OF BIRCH MOUNTAIN RESOURCES LTD.

We have audited Birch Mountain Resources Ltd.’s (the “Company”) internal control over financial reporting as at December 31, 2007, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“the COSO criteria”).  The Company’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in their accompanying report. Our responsibility is to express an opinion on the effectiveness of the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances.  We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.  A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records, that in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements.  Also projections of any evaluation of effectiveness of future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis. The following material weaknesses have been identified and included in management’s assessment:

1.

Inadequate entity-level controls due to (i) weak tone at the top to implement an effective control environment and (ii) a lack of adequate controls over changes to financial applications.

2.

Lack of adequate procedures for (i) inventory surveys, valuation and costs capitalized to inventory and (ii) a lack of segregation of duties, weakness around timely and consistent management review of account reconciliation of technical accounts.

3.

Lack of sufficient personnel with appropriate knowledge, experience and training in U.S. GAAP reconciliations.

4.

Transaction level control deficiencies, around (i) timely recording of invoices (ii) accruals and (iii) estimates which taken in the aggregate constitute a material weakness.

Birch Mountain Resources Ltd.
Independent Auditor’s Report on Internal Controls under Standards of the
Public Company Accounting Oversight Board (United States)
(Continued)

These material weaknesses were considered in determining the nature, timing, and extent of audit tests applied in our audit of the December 31, 2007 consolidated financial statements, and this report does not affect our report dated March 31, 2008 on those financial statements.

In our opinion, because of the effect of the material weaknesses described above on the achievement of the objectives of the control criteria, Birch Mountain Resources has not maintained effective internal control over financial reporting as of December 31, 2007, based on the COSO criteria.

We also have audited, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), the 2007 consolidated financial statements of the Company and our report dated March 31, 2008 expressed an unqualified opinion thereon.

Calgary, Canada	"signed"

Ernst & Young LLP
March 31, 2008	Chartered Accountants

Birch Mountain Resources Ltd.
Consolidated Balance Sheets

TO THE SHAREHOLDERS OF BIRCH MOUNTAIN RESOURCES LTD.

We have audited the consolidated balance sheets of Birch Mountain Resources Ltd. as at December 31, 2007 and 2006, and the consolidated statements of loss, comprehensive loss and deficit, and cash flows for each of the years in the three year period ended December 31, 2007.  These financial statements are the responsibility of the Company's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, these financial statements present fairly, in all material respects, the consolidated financial position of Birch Mountain Resources Ltd. as at December 31, 2007 and 2006, and the results of its operations and its cash flows for each of the years in the three year period ended December 31, 2007 in conformity with Canadian generally accepted accounting principles.

Our previous audit report dated March 29, 2007 has been withdrawn and the consolidated financial statements have been revised as described in note 28 to these consolidated financial statements.

As discussed in note 2 to the consolidated financial statements, in 2007 the Company changed its method of accounting for financial instruments, comprehensive income and hedges. Also, as discussed in note 26 to the consolidated financial statements, the Company changed its method of accounting for uncertainty in income taxes.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2007 based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 31, 2008 expressed an unqualified opinion thereon.

Calgary, Canada	"signed"
March 31, 2008	Ernst & Young LLP
Chartered Accountants

COMMENTS BY AUDITORS FOR U.S. READERS ON CANADA-U.S.
REPORTING DIFFERENCES

In the United States, reporting standards for auditors require the addition of an explanatory paragraph, following the opinion paragraph, when the financial statements are affected by conditions and events that cast substantial doubt on the Company's ability to continue as a going concern, such as those described in note 1 to the consolidated financial statements.  Our report to the shareholders dated March 31, 2008 is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the auditors' report when these are adequately disclosed in the financial statements.

"signed"
Calgary, Canada	Ernst & Young LLP
March 31, 2008	Chartered Accountants

Birch Mountain Resources Ltd.
Consolidated Balance Sheets

Canadian Dollars
As At December 31	2007	2006
Assets (Note 14)
Current
Cash and cash equivalents (Note 3)	9,492,534	1,345,483
Accounts receivable	1,820,691	2,202,698
Inventory (Note 4)	4,741,209	5,703,196
Prepaids and deposits (Note 5)	224,349	7,995,965
	16,278,783	17,247,342
Long-term prepaid	137,294	137,294
Restricted cash (Note 6)	3,000,000	4,250,000
Property, plant and equipment (Note7, 12a)	21,857,320	18,729,682
Mineral properties (Note 8)	54,765,026	44,608,237
Total Assets	96,038,423	84,972,555
Liabilities
Current
Accounts payable and accrued liabilities	5,093,993	4,113,610
Current portion of long term debt (Note 12)	1,065,465	1,580,858
Deferred charges (Note 10)	129,097	50,306
Other current liabilities (Note 11)	2,388,879	2,437,781
	8,677,434	8,182,555

Long term debt (Note 12)	4,939,344	6,911,321
Asset retirement obligation (Note 13)	1,680,485	1,100,000
Convertible debentures (Note 14)	58,697,602	28,537,087
	73,994,865	44,730,963
Commitments (Note 21)
Shareholders’ equity
Share capital (Note 15)	49,632,395	47,489,830
Contributed surplus (Note 16)	14,404,176	10,236,663
Deficit	(41,993,013)	(17,484,901)
	22,043,558	40,241,592
Total Liabilities and Shareholders’ Equity	96,038,423	84,972,555
See accompanying notes to the audited consolidated financial statements.

Approved on behalf of the Board:

"signed"	"signed"
Douglas J. Rowe, Director	Larry W. Shelley, Director

Birch Mountain Resources Ltd.
Consolidated Statements of Loss, Comprehensive Loss and Deficit

Years Ended December 31	2007	2006	2005
		(Restated –
		See Note 28
Revenue
Sales (Note 18)	7,698,389	895,455	-
Cost of Sales
(excluding amortization of property, plant and equipment)	(13,669,241)	2,195,868	-
	(5,970,852)	(655,304)	-

Expenses (Note 22)
Accretion of debenture discount	1,151,948	76,930	-
Accretion of financing fees	933,678	-	-
Amortization of property, plant and equipment,
amortization of mineral properties and accretion of asset
retirement obligation	779,436	285,577	63,424
Interest, bank charges and foreign exchange (gain)/loss	835,046	196,939	4,746
Long term interest	2,563,596	168,578	-
Mineral exploration costs (Note 8)	522,306	858,964	540,481
Office	637,911	458,806	937,756
Professional fees	1,338,942	1,474,021	746,377
Indirect quarry costs	4,714,098	1,337,572	-
Salaries, wages and benefits	1,696,332	1,052,387	597,714
Shareholder services and marketing	963,488	1,281,427	838,466
Stock-based compensation (Note 19)	2,570,175	2,845,797	1,245,422
	18,706,956	10,036,998	4,974,386
Loss before other income	(24,069,607)	(10,692,302)	(4,974,386)
Interest and other income	169,696	498,028	332,568
Net loss and comprehensive loss for year (Note 22)	(24,508,112)	(10,194,274)	(4,641,818)

Deficit, beginning of year	(17,484,901)	(7,290,627)	(2,648,809)
Deficit, end of year	(41,993,013)	(17,484,901)	(7,290,627)

Loss per share
Basic and fully diluted (Note 17)	(0.29)	(0.13)	(0.07)

See accompanying notes to the audited consolidated financial statements.

Birch Mountain Resources Ltd.
Consolidated Statement of Cash Flows

Years Ended December 31	2007	2006	2005

OPERATING ACTIVITIES
Net loss and comprehensive loss	(24,508,112)	(10,194,274)	(4,641,818)
Adjustments for non-cash items:
Accretion of debenture discount	1,151,948	76,930	-
Accretion of financing fees	933,678	-	-
Amortization of property, plant and equipment, amortization of mineral properties and accretion of asset retirement obligation	779,436	426,498	63,424
Inventory impairment	1,029,364	-	-
Stock-based compensation	2,970,520	2,942,536	1,442,536
Changes in non-cash working capital balances:
Accounts receivable	382,007	(1,726,243)	(242,996)
Inventory	(27,377)	(4,795,102)	-
Prepaids and deposits	2,208,411	(7,554,455)	(257,437)
Accounts payable and accrued liabilities	980,383	744,562	593,813
Deferred charges	78,791	-	-
Other current liabilities	(48,902)	(908,483)	546,264
Cash used in by operating activities	(14,069,853)	(20,988,031)	(2,496,214)
FINANCING ACTIVITIES
Issue of convertible debentures, net of financing costs	30,295,361	33,031,974	-
Proceeds from credit facility, net of financing costs	14,566,322	-	-
Issue of common shares for cash, net of share issue costs	1,593,140	440,488	38,027,595
Proceeds from long-term debt	68,261	8,492,179	-
Repayment of credit facility	(15,500,000)	-	-
Repayment of long-term debt	(2,555,631)	-	-
Advances on share subscriptions upon the exercise of options	-	-	(173,252)
Cash provided by financing activities	28,467,453	41,964,641	37,854,343
INVESTING ACTIVITIES
Restricted cash	1,250,000	(3,250,000)	(1,000,000)
Acquisition of property, plant and equipment	(3,739,512)	(18,421,679)	(307,860)
Mineral property costs	(3,539,257)	(28,627,246)	(6,939,447)
Stripping costs capitalized	(221,780)	(1,750,000)	-
Long term prepaid	-	95,195	(232,489)
Cash used in investing activities	(6,250,549)	(51,953,730)	(8,479,798)
(Decrease) Increase in cash and cash equivalents	8,147,051	(30,977,120)	26,878,333
Cash and cash equivalents, beginning of year	1,345,483	32,322,603	5,444,270
Cash and cash equivalents, end of year	9,492,534	1,345,483	32,322,603

See accompanying notes to the audited consolidated financial statements.

Birch Mountain Resources Ltd.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2007, 2006 and 2005

1.

Nature of operations and going concern uncertainty

Birch Mountain Resources Ltd. (the “Company”), incorporated under the jurisdiction of the Business Corporations Act of Alberta, holds extensive mineral leases and permits in Northern Alberta in the oil sands region.  At inception, the efforts of the Company were focused on exploration of precious metals and research into precious metals technology.  Since 2003, its focus has been on the development of its industrial minerals.  The Company is developing and commercializing the limestone to produce a variety of aggregate and reagent products and services for companies and infrastructure in the region.  The Muskeg Valley Quarry is an approved operating limestone aggregate quarry.  The Hammerstone Project is an extension of the quarry and the development of processing facilities for the production of quicklime and cement.  The projects have different names due to their different stages of development; however, they are designed to integrate with each other. The Company works within the conditions of regulatory approvals such as monitoring ground water, reporting extraction and paying royalties thereon and reclaiming the site at the end of production.

The financial statements have been prepared on a going concern basis, which presumes the realization of assets and settlement of liabilities through the normal course of operations.  The financial statements do not include any adjustments relating to the recoverability and classification of recorded assets or liabilities that may be necessary should the Company be unable to continue as a going concern.  The Company incurred a net loss of $24.5 million and negative operating cash flows of $13.3 million for the year ended December 31, 2007 with a resulting accumulated deficit of $42 million at December 31, 2007.

The Company’s continuation as a going concern is dependant upon its ability to generate sufficient cash flows to continue operations, to secure additional financing and to ultimately attain profitable operations.  Management is currently reviewing its strategy for additional financing, so that the Company can meet its obligations and sustain operations.  There can be no assurance however that their efforts will be successful.  These factors among others raise substantial doubt about the Company’s ability to continue as a going concern for a reasonable period of time.

2.

Significant accounting policies

(a)

Basis of presentation

These consolidated financial statements have been prepared in accordance with generally accepted accounting principles (“GAAP”) in Canada.  The principal accounting policies followed by the Company, which have been consistently applied in the preparation of these consolidated financial statements, are summarized below.  A summary of the difference between accounting principles generally accepted in Canada and those generally accepted in the United States is contained in Note 26 to these consolidated financial statements.  All amounts are reported in Canadian dollars unless otherwise stated.

(b)

Principles of consolidation

The consolidated financial statements are expressed in Canadian dollars and are prepared in accordance with Canadian GAAP.  These financial statements include the accounts of the Company and its wholly owned subsidiaries, Dawson Bay Minerals Inc., Muskeg Valley Minerals Ltd. and Rockyview Development Limited and its subsidiaries, which have been inactive for several years and its proportionate share of joint venture interests.   All intercompany balances and transactions have been eliminated.

Birch Mountain Resources Ltd.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2007, 2006 and 2005

(c)

Use of estimates

The preparation of the consolidated financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the period.  Actual results could differ from those reported.  Significant areas requiring the use of management estimates include estimates related to the determination of impairment of mineral exploration costs, reclamation obligations and determination of qualifying renouncements and the assumptions used in calculating stock option compensation expense.  These estimates are reviewed periodically and, as adjustments become necessary, they are reported in earnings in the periods in which they become known.

 (d)

Revenue recognition

The Company recognizes revenue on the sale of its products when delivery occurs and when collectability is reasonably assured.

(e)

Cash and cash equivalents

Cash and cash equivalents include balances with Canadian chartered banks and investment certificates with maturities of three months or less at the date of purchase.  Cash equivalents are carried at cost, plus accrued interest, which approximates market value.

(f)

Inventory

Inventory is valued at the lower of average cost and net realizable value.  Average cost includes direct materials, direct equipment costs or depreciation thereon, direct labour, operational overhead expenses and depletion.

(g)

Property, plant and equipment

Property, plant and equipment are recorded at cost.  Assets are not amortized until they are put into use. Amortization is provided over their estimated useful lives, using the following methods and rates:

	Method	Rate
Mobile mining equipment	Declining balance	30%
Processing equipment	Straight line	10 years
Stationary property, plant and equipment	Straight line	20 years
Computer and software	Declining balance	30% - 100%
Office furniture, fixtures and communications equipment	Declining balance	20%
Leasehold improvements	Straight line	5 years

During the year, the Company changed its method for depreciating processing and stationary mining equipment and the impact on prior years is immaterial.

Birch Mountain Resources Ltd.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2007, 2006 and 2005

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

Post production stripping costs which provide access to sources of reserves that will be produced in future periods that would not have otherwise been accessible are capitalized and depleted over the estimated useful life of the reserve on a unit-of-production basis. Stripping costs that provide access to reserves produced in the current period are accounted for as variable production costs and included in the cost of inventory produced during the period.

(i)

Deferred lease inducement

The deferred lease inducement credit represents the cost of leasehold improvements which are reimbursable from the landlord.  The costs have been capitalized into leasehold improvements which are amortized over the term of the lease and the deferred lease inducement will be amortized against rent expense over the same term.

(j)

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

Birch Mountain Resources Ltd.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2007, 2006 and 2005

(k)

Capital lease obligations

Leases meeting certain criteria which substantially transfer all the risks and rewards of ownership to the Company are accounted for as capital leases. If the lease contains a term that allows ownership to pass to the Company or there is a bargain purchase option, the lease is capitalized as part of property, plant and equipment with an offsetting debt.  The assets are depreciated over the estimated useful life and the debt is reduced by rental payments net of imputed interest. The imputed interest is charged against income.

(l)

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

(m)

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

(n)

Loss per share amounts

Loss per share amounts are computed using the weighted-average number of common shares outstanding during the period. Diluted loss per share is calculated based on the treasury stock method, which assumes that any proceeds obtained on the exercise of options and warrants would be used to purchase common shares at the average trading price for the period.

(o)

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

Birch Mountain Resources Ltd.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2007, 2006 and 2005

(p)

Comprehensive Income

Comprehensive income is comprised of net earnings or loss and other comprehensive income.  Other comprehensive income represents the change in equity for a period that arises from unrealized gains or losses on available-for-sale securities and changes in the fair market value of derivative instruments designated as cash flow hedges.  The Company does not currently have any transactions that give rise to other comprehensive income, therefore the Company’s net loss and comprehensive loss are the same amount.

(q)

Financial Instruments

Financial instruments are classified into one of five categories: held-for trading, held-to-maturity investments, loans and receivables, available-for-sale financial assets or other financial liabilities. All financial instruments are measured in the balance sheet at fair value except for loans and receivables, held-to-maturity investments and other financial liabilities which are measured at amortized cost. Subsequent measurement and accounting for changes in fair value will depend on their initial classification, as follows: held-for-trading financial assets are measured at fair value and changes in fair value are recognized in net income. Available-for-sale financial instruments are measured at fair value with changes in fair value recorded in other comprehensive income until the instrument is derecognized or impaired.

The Company has classified its cash and cash equivalents as held-for-trading.  Accounts receivable are classified as loans and receivables.  Accounts payable, certain accrued liabilities, long-term debt and convertible debentures are classified as other liabilities, all of which are measured at amortized cost.

Section 3855 also provides guidance on accounting for transaction costs incurred upon the issuance of debt instruments or modification of a financial liability. In accordance with Section 3855, transaction costs upon the issuance of debt instruments are deducted from the financial liability and are amortized using the effective interest method over the expected life of the related liability. This accounting treatment applies to the convertible debentures issued in December 2006 and December 2007 as the deferred financing charges were netted against the convertible debentures. The Company decided to adopt Section 3855 early for the December 2006 convertible debentures so there was no transitional adjustment at January 1, 2007.

(r)

New Standards

On January 1, 2007, the Company adopted the new recommendations of the Canadian Institute of Chartered Accountants (CICA) under CICA Handbook Section 1506, “Accounting Changes”, Section 1530, “Comprehensive Income”, Section 3251, “Equity”, Section 3855, “Financial Instruments – Recognition and Measurement” and Section 3861 “Financial Instruments – Disclosure and Presentation”.  Any impacts on the Company’s financial statements of these standards have been reflected in the financial statements.  There are also a number of new recommendations of the Canadian Institute of Chartered Accountants that are affective January 1, 2008.

i.

Inventories

In June 2007, the CICA approved Handbook Section 3031 “Inventories”.  The standard eliminates the use of LIFO (last-in-first-out) based inventory valuation and requires any impairment to net realizable value of inventory to be written down at each reporting period, with subsequent reveals when applicable.  The Company currently uses the average cost methodology for inventory with impairment testing so there is no expected impact on the Company’s financial statements.

Birch Mountain Resources Ltd.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2007, 2006 and 2005

ii.

Going Concern

In June 2007, the CICA approved amendments to Handbook Section 1400 “General Standards for Financial Statement Presentation”.  The standard outlines specific requirements for assessing and disclosing an entity’s ability to continue as a going concern.  Although the revised standard is not expected to impact the Company’s net earnings or financial position, there maybe different and additional disclosure surrounding the Company’s going concern disclosure.

iii.

Capital Disclosures

In December 2006, the CICA approved Handbook section 1535 “Capital Disclosures” with outlines new required disclosure of specific information about an entity’s objective, policies and processes for managing capital.  Although the revised standard will not impact the Company’s net earnings or financial position, there will be additional disclosure provided.

iv.

Financial Instruments

In December 2006, the CICA approved Handbook sections 3862 “Financial Instruments Disclosure” and section 3863 “Financial Instruments Presentation”.  These sections will require a complete set of disclosure and presentation requirements for financial instruments with increased emphasis on making disclosure more transparent and enhancing risk identification and discussion of how risks are managed.  Although the revised standard will not impact the Company’s net earnings or financial position, there maybe additional disclosure provided.

(s)

Changes in Accounting Policies

During the year, the Company adopted new accounting policies for the amortization of property, plant and equipment to reflect the longer expected estimated useful lives and to adopt a straight line approach where more appropriate for long lived assets such as mining equipment.  The impact was calculated for the prior year and was immaterial.

(t)

Future accounting changes

As of January 1, 2008 the Company will be required to adopt new CICA standards, Section 3862 “Financial Instruments – Disclosures”, and Section 3863 “Financial Instruments – Presentation,” which will replace Section 3861 “Financial Instruments – Disclosures and Presentation.” The new disclosure standard increases the emphasis on the risks associated with both recognized and unrecognized financial instruments and how those risks are managed. The new presentation standard carries forward the former presentation requirements.  In addition, the Company will be required to adopt the new CICA Section 1535 “Capital Disclosures” which will require companies to disclose their objectives, policies and processes for managing capital as well as disclosures as to include whether companies have complied with externally imposed capital requirements. The new requirements were issued in December 2006 and the Company is assessing the impact on its consolidated financial statements.

Birch Mountain Resources Ltd.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2007, 2006 and 2005

In January 2006, the CICA Account Standards Board (“AcSB”) adopted a strategic plan for the direction of accounting standards in Canada. The AcSB confirmed recently that public companies will be required to report under International Financial Reporting Standards (“IFRS”) effective January 1, 2011. The Company is currently assessing the impact of adopting IFRS, including an examination of recognition, measurement and disclosure differences.

3.

Cash and cash equivalents

At December 31, 2007, cash equivalents included $nil (2006 - $683,962 at an interest rate of 2.9%) invested in guaranteed investment certificates.

4.

Inventory

Inventory consists of crushed limestone stockpiles (considered to be finished product), unprocessed limestone stockpiles and blasted but unexcavated material. Inventory includes direct production costs such as fuel, labour, contractor costs, stripping costs, production overhead and direct rock excavation work.  Inventory is recorded at the lower of cost or net realizable value.  The cost of finished products and in-process inventories is determined on an average cost basis.  At December 31, 2007, the Company has recorded inventory for work in progress of $2,019,679 (2006 – $3,063,613) and for finished product of $2,721,530 (2006 – $2,639,584).

5.

Prepaids and deposits

At December 31, 2006, an amount of $5,563,205 was included as a short term deposit since management expected to recover these costs in early 2007.   Additional information regarding the timing of the recoverability has led to the reclassification of this amount as long term and it is has been included in mineral properties.

6.

Restricted cash

The Company pledged as collateral $2,000,000 (2006 - $2,000,000) against a demand operating line of credit (Note 9), through assignment of one-year term deposits to the Royal Bank of Canada.  Additionally, the Company pledged as collateral $1,000,000 (2006 - $1,000,000) against future debt repayments of a financed crushing spread, through assignment of a guaranteed investment certificate to the Canadian Western Bank.

Birch Mountain Resources Ltd.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2007, 2006 and 2005

7.

Property, plant and equipment

	2007			2006
	Cost	Accumulated Amortization	Net Book Value	Cost	Accumulated Amortization	Net Book Value
Computers and software	474,165	370,014	104,151	426,034	294,960	131,074
Leasehold improvements	119,675	49,836	69,839	42,076	39,025	3,051
Limestone processing plant (1)	9,920,714	-	9,920,714	8,812,323	-	8,812,323
Mining equipment (2)	11,916,209	463,156	11,453,053	9,444,111	12,132	9,431,979
Office equipment	667,803	358,240	309,563	634,510	283,255	351,255
	23,098,566	1,241,246	21,857,320	19,359,054	629,372	18,729,682

(1)

The limestone processing plant is not yet in operation and accordingly no amortization has been recorded.

(2)

Included in mining equipment are assets under capital lease with an original cost of $68,531 and related accumulated amortization of $8,886 (2006 – nil).

8.

Mineral properties

At December 31, 2007, the Company’s mineral property in the Athabasca region consisted of 13 (2006 – 17) permits, 60 (2006 – 50) lease applications and 69 (2006 – 68) leases for a total area of 317,626 (2006 – 380,136) hectares or 784,855 acres.

The Company has capitalized expenditures related to its industrial mineral projects and expensed amounts related to its mineral exploration and technology division.  Amounts capitalized and expensed related to mineral properties are as follows:

Mineral properties capitalized
	At Dec 31, 2007	For the year ended Dec 31, 2007	At Dec 31, 2006	For the year ended Dec 31, 2006	At Dec 31, 2005
Asset retirement obligation	1,594,141	553,485	1,040,656	680,656	360,000
Administration	1,131,330	230,683	900,647	106,041	794,606
Land lease and permit	5,970,128	5,641,548	328,580	268,772	59,808
Materials, services and drilling	13,820,052	912,228	12,907,824	7,807,571	5,100,253
Site preparation	26,740,764	1,362,217	25,378,547	19,376,720	6,001,827
Stripping costs	1,971,780	221,780	1,750,000	1,750,000	-
Salaries, wages and benefits	4,302,049	1,360,154	2,941,895	1,878,885	1,063,010
Travel and accommodations	578,382	35,256	543,126	259,982	283,144
	56,108,626	10,317,351	45,791,275	32,128,627	13,662,648
Depletion	(1,343,600)	(160,562)	(1,183,038)	(1,183,038)	-
	54,765,026	10,156,789	44,608,237	30,945,589	13,662,648

Birch Mountain Resources Ltd.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2007, 2006 and 2005

Stripping costs incurred during production that have been capitalized relate to activity that has been determined by management to provide a betterment to the mineral property.  These stripping activities would provide access to limestone that will be produced in future periods, such as rock to be used in the production of products not currently in full scale production such as concrete rock.  These costs are amortized on a unit of production basis over the life of the active quarry pit estimated at 10 years, which is the same amortization period used for amortization of the asset retirement obligation of the active quarry pit.   The reserves used in the amortization computation are an allocation of the total mineral property reserve based on a prorated amount of the active quarry hectares to that of the total mineral property.

Mineral exploration costs

	2007	2006	2005
Administration	7,080	35,476	36,209
Land lease and permit	427,801	666,655	390,088
Materials, services and drilling	6,604	79,063	18,214
Salaries, wages and benefits	80,821	36,297	89,715
Travel and accommodations	-	41,473	6,255
	522,306	858,964	540,481

9.

Operating line of credit

The Company has a credit facility with a Canadian chartered bank that provides a $2,000,000 revolving demand loan, by way of either, bank’s prime based loans, letters of credit or letters of guarantee.   A $2,000,000 (2006 – $2,000,000) letter of credit was drawn against the revolving demand loan as guarantee to the Alberta Government for future site reclamation obligations as outlined in Note 13.  Until March 2007, the credit facility also provided a second amount up to $1,500,000 as a revolving lease line of credit for approved lease agreements.  During 2007, the Company had borrowed $1,455,663 (2006 – $1,154,806) for capital leases on mining equipment, however, this facility was paid out and cancelled in March 2007 and no amounts of the lease line were outstanding at December 31, 2007.  The Company provided a general security agreement over all assets as collateral for this credit facility.

10.

Deferred charges

Deferred charges include $78,791 related to a lease inducement for the head office lease and $50,306 related to deferred revenue. During 2007, the Company spent money on leasehold improvements at its head office, which were reimbursable by the landlord and the inducement is being amortized over the five year term of the lease ending in 2012.  In September 2003, the Company signed an agreement to sell limestone to Syncrude Canada Ltd. within Syncrude’s Aurora mine, which would be extracted by Syncrude and reported monthly.  The Company initially received a non-refundable $100,000 payment and $50,306 remains to be applied against future extraction.  During the current year, no limestone was extracted (2006 – nil; 2005 - nil).

Birch Mountain Resources Ltd.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2007, 2006 and 2005

11.

Other current liabilities

The Company raised capital through the issuance of flow through shares in 2003 and 2004, which provided for an indemnity to the subscriber for additional taxes payable if Birch was unable to or failed to renounce the qualifying expenditures as agreed, without limiting the recourse of the subscriber.  The Company applied for and filed the necessary forms to qualify for and renounce expenditures in 2002, 2003 and 2004 and has subsequently determined some of these expenditures do not qualify for flow through tax treatment.  The Company is exposed to costs for the indemnification of the subscribers and any assessed corporate taxes.  The Company has estimated and accrued a potential liability in the amount of $2,388,879 (2006 - $2,437,781).  Subsequent to December 31, 2005, the Company amended its tax filings and the related reported tax balances have been revised to reflect this change.  Based on information available at the time of these amended filings, in 2005 the Company increased its original estimate of the potential liability by $300,000.  This change has been accounted for as a change in estimate due to better information becoming available.  The offsetting entry is recorded to share capital as the amount is attributable to flow through share capital issued in prior years. The accrued amount is subject to measurement uncertainty due to the tax filing positions of the subscribers, their tax rates and the amount of corporate taxes that may be payable, which will not be known until any potentially affected subscribers as reassessed for their tax positions by the Canada Revenue Agency and these amounts become known to the Company.  To date, the Company has refunded $81,610 (2006 – $32,732) to affected subscribers who were reassessed by the Canada Revenue Agency.  The Company believes the accrued estimate could vary by up to fifteen percent.

12.

Long term debt

	2007	2006
Equipment loan (a)	5,941,207	7,337,373
Equipment capital lease (b)	-	1,154,806
Vehicle and tools capital leases (c)	63,602	-
Total long term debt	6,004,809	8,492,179
Less: current portion	1,064,465	1,580,858
Long term portion	4,939,344	6,911,321

Principal payment requirements over the next five years are as follows:

2008	1,064,465
2009	1,133,317
2010	1,201,031
2011	1,265,116
2012 and thereafter	1,339,880
6,004,809
Less current portion	1,064,465
Long term portion	4,939,344

Birch Mountain Resources Ltd.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2007, 2006 and 2005

(a)

In 2006, the Company entered into a financing agreement with a Canadian lending institution to finance a spread of crushing equipment costing $6,922,050 plus GST.  The original loan amount was $7,337,373 with an interest rate of 6.02%.  The loan is to be paid off over five years based on blended principal and interest payments of $114,932 per month commencing on January 22, 2007.  The loan is non-revolving and is collateralized by the equipment and a $1,000,000 guaranteed investment certificate on deposit at the institution.  Interest expense relating to the equipment loan for the year was $398,663 (2006 - $11,255).

(b)

As part of the Company’s operating line of credit, outlined in Note 9, the Company financed quarry equipment costing $1,235,000 at an annualized interest rate of 6.6% with a five year repayment term. On March 16, 2007, the Company completed a lease buyout with the Royal Bank of Canada for the lease.  The Company’s lease line of credit was closed and the restriction on a GIC for security of $1,250,000 was released.

(c)

During 2007, the Company entered into capital leases for a light field truck and small field tools with separate leasing companies.  Each asset is pledged as collateral for the lease and the respective interest rates are 9.9% and 12.1%, with monthly payments of principal and interest for 60 and 39 months respectively.

13.

Asset retirement obligation

The Company has estimated the total discounted future cost of reclaiming the Muskeg Valley Quarry to be $1,680,485 (2006 - $1,100,000).  The total future undiscounted costs are estimated at $3,085,339 (2006 - $2,849,650). This amount is based on cost estimates, provided by consulting engineers, which would be incurred by third parties to return the quarry to its reclaimed status as defined under the Company’s environmental and operating permits.  This estimate has increased due to higher cost estimates, largely for equipment, that would be required as part of the reclamation work.  Costs are allocated to two categories and the future site reclamation timing for each category is determined by management.  Site infrastructure will service the quarry for its estimated fifty five year life and the initial production quarry area is estimated to be reclaimed in ten years.  The discounted future cost estimates have been determined by management using a 3% inflation rate and a 11.5% (2006 – 7.5%) credit adjusted risk free rate.  The amounts are subject to measurement uncertainty with respect to costs in the local market for third parties to perform this work, the actual timing of reclamation, the inflation and discount rate used.  A $2,000,000 (2006 - $2,000,000) irrevocable standby letter of credit was drawn on the Company’s operating line of credit as a guarantee to Alberta Environment for the reclamation and the Company anticipates this guarantee will be increased to $3,000,000 by June 2008.

	2007	2006
Balance beginning of year	1,100,000	360,000
Change in estimate	553,485	(34,415)
Additional provision	-	715,071
Accretion expense (Note 2)	27,000	59,344
Balance end of year	1,680,485	1,100,000

Birch Mountain Resources Ltd.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2007, 2006 and 2005

14.

Convertible debentures

Issued	December 2007 (a)	December 2006 (b)	Total
Convertible debentures	31,500,000	34,500,000	66,000,000
Debt issuance costs	(1,146,708)	(997,423)	(2,114,131)
Unamortized discount	(1,330,199)	(3,828,068)	(5,158,267)
Carrying value	29,023,093	29,674,509	58,697,602

(a)

On December 21, 2007, the Company issued a senior secured convertible debenture having a face value of $31.5 million.  The debentures were issued in a private offering and mature on June 30, 2012.  With restriction on conversion ability, the debenture is convertible into common shares of the Company at any time prior to maturity at the option of the debenture holder at a conversion price of $0.80 per share.   During the period up to December 31, 2008, the holder may only convert in event of a change of control or event of default by the holder according to the terms of the agreement.    Additionally, until such time as shareholder approval is obtained, which is expected at the Company’s annual general meeting, the holder is restricted from converting principal amounts that would result in the holder owning 20% or more of the total outstanding common shares of the Company.  No debentures were converted into shares during 2007.

The debentures are secured against all property and assets of the Company and bear interest at the CIBC prime plus 4% and interest is calculated daily and is compounded and payable monthly.  Interest expense relating to the debentures for the year was $94,931 recorded and paid during 2007.

The Company has classified the debentures in the financial statements according to the separate debt and equity component parts using the effective interest rate method resulting in (i) $1,338,000 being allocated to contributed surplus representing the relative fair value of the conversion feature as determined by the effective interest method, (effective interest used is 11.83%) and (ii) $30,162,000 being allocated to the carrying value of the convertible debentures.

In connection with the debenture issue, the Company paid professional fees in the sum of $1,204,639.  These fees have been allocated to debt and equity on the same pro-rata basis used to allocate the original proceeds, with gross fees of $1,153,471 and $51,168 respectively.  The debentures are shown net of the issue costs and the resulting carrying value of the convertible debentures of $29,008,529 will be accreted to the $31,500,000 principal amount over the term to maturity using the effective interest method with the corresponding interest expense being included in the consolidated statements of loss.  The accretion on the convertible debenture for the year amounted to $14,526.

Subsequent to year end, the American Stock Exchange approved for listing 16,751,966 shares of common stock, no par value, of the company related to the senior secured convertible debenture.

(b)

On December 6, 2006, the Company issued convertible unsecured subordinated debentures having a face value of $34.5 million during 2006.  The debentures were issued pursuant to a public offering and mature on December 31, 2011.  The debentures are convertible into common shares of the Company at any time prior to maturity at the option of the debenture holder at a conversion price of $3.30 per share.  No debentures have been converted into shares.

Birch Mountain Resources Ltd.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2007, 2006 and 2005

The debentures are unsecured and bear interest at 6% and interest is payable semi-annually.  Interest expense relating to the debentures for the year was $2,070,000.  During 2006, $141,781 of interest expense was recorded in accrued liabilities as the amount was not payable until June 30, 2007.

The Company has classified the debentures in the financial statements according to the separate debt and equity component parts using the effective interest rate method resulting in (i) $4,775,000 being allocated to contributed surplus representing the relative fair value of the conversion feature as determined by the effective interest method, (effective interest used is 9.97%) and (ii) $29,725,000 being allocated to the carrying value of the convertible debentures.

In connection with the debenture issue, the Company paid professional fees in the sum of $1,468,025.  These fees have been allocated to debt and equity on the same pro-rata basis used to allocate the original proceeds.  The debentures are shown net of the issue costs of $1,264,842 and the resulting carrying value of the convertible debentures of $28,460,158 will be accreted to the $34,500,000 principal amount over the term to maturity using the effective interest method with the corresponding interest expense being included in the consolidated statements of loss.  The accretion on the convertible debentures for the year amounted to $1,151,948 (2006 - $76,930).

Birch Mountain Resources Ltd.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2007, 2006 and 2005

15.

Share capital

(a)

Authorized capital

Unlimited number of common voting shares, no par value
Unlimited number of preferred shares, issuable in series
Unlimited number of non-voting shares

(b)

Issued - Common shares

	Number	Amount
Balance December 31, 2005	80,421,487	46,950,953
Issued for cash
Issued on exercise of options	857,000	440,487
Reclassified from contributed surplus upon exercise of options	-	98,390
Balance December 31, 2006	81,278,487	47,489,830
Issued for cash
Issued on exercise of options	2,902,250	1,593,140
Reclassified from contributed surplus upon exercise of options	-	549,425
Balance December 31, 2007	84,180,737	49,632,395

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

The plan contains provisions stating that the option period may not exceed five years and the aggregate number of shares issuable upon the exercise of all options granted under the Plan shall not exceed 10% of the issued and outstanding common shares of the Corporation from time to time.  The options currently vest over a period of eighteen months.  The plan is administered by the Compensation Committee of the Board of Directors who determines to whom options shall be granted including the terms and vesting of the grants.  When options are granted, the Compensation Committee sets the strike price equal to the closing price on the Toronto Stock Exchange for the previous day.

Birch Mountain Resources Ltd.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2007, 2006 and 2005

The Company has outstanding options on common shares as follows:

	Number of Options	Exercise Price Range ($)	Weighted Average Exercise Price ($)	Expiry Date
December 31, 2005	7,201,570	0.26 – 7.81	0.84	2006 - 2010
Granted	907,500	4.40 – 8.78	7.92	2011
Exercised	(857,000)	0.26 – 2.48	0.51	2006 - 2010
December 31, 2006	7,252,070	0.26 – 8.78	2.00	2007 - 2011
Granted	2,375,313	2.57 – 3.89	2.99	2012
Exercised	(2,902,250)	0.26 – 2.48	0.55	2007- 2010
Cancelled	(131,320)	2.48 – 8.78	4.89	2010 – 2012
December 31, 2007	6,593,813	0.30 – 8.78	2.97	2008 - 2012

Stock options outstanding and exercisable as at December 31, 2007 are as follows:

Exercise Price ($)	Number of Options Outstanding	Number of Options Exercisable	Expiry Date
0.30	750,000	750,000	October 2008
0.55	1,203,500	1,203,500	August 2009
0.74	7,500	7,500	November 2009
2.35	217,500	217,500	January 2010
2.48	1,032,500	1,032,500	March 2010
7.81	225,000	225,000	November 2010
8.78	577,500	577,500	January 2011
8.00	125,000	125,000	May 2011
4.40	160,000	120,000	August 2011
2.80	525,000	525,000	January 2012
2.57	150,000	150,000	January 2012
3.46	300,000	150,000	April 2012
3.12	1,210,313	605,157	June 2012
3.80	60,000	15,000	July 2012
3.87	20,000	7,500	July 2012
3.89	30,000	5,000	July 2012
2.97	6,593,813	5,716,157	2008 - 2012

Birch Mountain Resources Ltd.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2007, 2006 and 2005

16.

Contributed surplus

Balance, December 31, 2005	1,774,873
Options granted to employees, directors and officers	4,018,711
Options granted to consultants	96,739
Options exercised and reclassed to share capital	(98,390)
Cancellation of options granted to consultants	(127,087)
Convertible debenture proceeds allocated to contributed surplus, net of debt issuance costs	4,571,817
Balance December 31, 2006	10,236,663
Options granted to employees, directors and officers	3,029,774
Options granted to consultants	400,335
Options exercised and reclassed to share capital	(549,428)
Cancellation of options granted to employees	-
Convertible debenture proceeds allocated to contributed surplus, net of debt issuance costs (Note 14a)	1,286,832
Balance December 31, 2007	13,800,465

17.

Loss per share amounts

Basic loss per share is calculated using the weighted-average number of shares outstanding for the year.  For purposes of the calculations, the weighted-average number of shares outstanding was 83,098,938 (2006 – 81,002,073; 2005 – 71,644,531).  All of the outstanding options have been excluded from the calculation of diluted loss per share for all periods presented as the effect common shares issuable upon exercise of share options is anti-dilutive.   All of the Company’s outstanding options are available for dilution in future periods.

Furthermore, all of the outstanding debentures have been excluded from the calculation of diluted loss per share for all periods as the effect common shares issuable upon conversion are anti-dilutive.

18.

Concentration of credit risk

Assets that potentially subject the Company to concentration of credit risk are sales and accounts receivable. The Company provides credit to most of its customers in the ordinary course of business, and generally collateral or other security is not required.  The Company conducts ongoing credit evaluations of its customers and maintains allowances, where necessary, for potential credit losses. During 2007, the Company had three major customers that accounted for 84% of revenues and 66% of accounts receivable. The loss of any one of our large customers could have a material adverse effect on our financial position, results of operations and cash flows.

Birch Mountain Resources Ltd.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2007, 2006 and 2005

19.

 Stock-based compensation and stock-based expenses

	2007	2006	2005
Stock-based compensation for stock issued and vested in the current period (i)	1,911,810	2,165,572	798,569
Stock-based compensation for stock issued in prior periods and vested in the current period	1,117,964	1,726,051	902,102
Less stock-based compensation capitalized in mineral properties	(459,599)	(1,045,826)	(455,248)
Net stock-based compensation expense	2,570,175	2,845,797	1,245,422
Stock-based expenses for options issued to consultants included in professional fees (ii)	178,231	96,739	197,114
Stock-based expenses for options issued to an investor relations firm included in shareholder services (ii)	222,114	96,739	197,114
Total stock-based expenses	2,970,520	2,942,536	1,442,536

(i)

During 2005, 350,000 stock options at a weighted average price of $2.41 were forfeited by a director.

(ii)

Expenses included in professional fees and shareholder services and marketing in the period were valued based on the value of the services provided at the time of the transaction.

The Company uses the Black-Scholes option-pricing model to estimate the fair-value for stock-based compensation for employees, directors, officers and consultants.  The vesting period of the options is eighteen months and their fair value was estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions:

	2007	2006
Weighted average fair value	$3.10	$3.55
Total fair value of options granted during the year	$2,997,029	$3,220,421
Expected life	3 years	2 years
Risk-free interest rate	4.00%	4.00%
Expected volatility	70%-80%	74% - 81%
Annual dividends	Nil	nil

20.

Stock-based compensation and stock-based expenses

Prior to January 1, 2003, the Company was not required to recognize compensation expense for options granted to employees, directors, officers and consultants.  Had the fair-value method been used from January 1, 2001 to January 1, 2003, the Company’s net loss and net loss per share, adjusted for the amortization of stock options issued in prior periods into stock based expenses, would have been as follows:

	2007	2006	2005
Pro-forma loss	(24,508,112)	(10,248,274)	(4,714,830)
Loss per share, basic	(0.29)	(0.13)	(0.07)

Birch Mountain Resources Ltd.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2007, 2006 and 2005

21.

Commitments

The Company has land lease agreements on exploration properties and rents premises and equipment under operating leases.  Commitments under these agreements require the following payments over the next five years:

	Land	Other	Total
2008	460,851	491,094	951,945
2009	460,851	435,030	895,881
2010	460,851	411,536	872,387
2011	460,851	403,836	864,687
2012	460,851	403,836	864,687
	2,304,255	2,145,332	4,449,587

Not included in the above amounts is a contingent royalty commitment on one land lease to pay $0.1592 per tonne of limestone used, should limestone be produced from minerals on that specific lease and a per tonne marketing fee to be paid on all limestone sold from the Muskeg Valley Quarry.

Not included in the above amounts are any commitments for quarry operating equipment rentals.  The Company rented operating equipment in 2007 and charged the costs to operating expenses.  The Company has and will continue to realign the mix of rental equipment from that used in 2007 and expects a reduced rental fleet to be used during 2008. There is no written agreement in place for the current equipment so no estimate is included in the commitments above.

22.

Related-party transactions

The Company incurs transactions with related parties, in the normal course of business.  The transactions are measured at the exchange amount, which is the consideration established and agreed to by the related parties and were as follows:

	2007	2006	2005
Legal fees paid to companies owned by officers and reported in professional fees	$ 19,931	$ 282,820	$ 85,734
Legal fees paid to law firms in which officers are partners and reported in professional fees	210,580	264,354	240,859
Professional fees related to promotions paid to a company controlled by the spouse of a director and reported in shareholder services and marketing	-	5,700	7,874
Wages paid to a related party employee and reported in salaries, wages and benefits	40,693	53,649	-

At December 31, 2007, $134,714 (2006 - $3,151, 2005 - $18,789) of these amounts were included in accounts payable.

Birch Mountain Resources Ltd.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2007, 2006 and 2005

23.

Income taxes

The income tax recovery differs from the amount that is expected by applying the current tax rates for the following reasons:

	2007	2006	2005
Loss before taxes	24,508,112	10,194,274	4,641,818
Expected tax recovery at (2007–32.12%; 2006 –32.50%; 2005–33.62%)	7,872,066	3,313,139	1,560,579
Non-deductible expenses for tax	(1,234,469)	(1,247,690)	(593,026)
Other	(287,317)	366,572	179,941
Expiration of non-capital losses	(371,128)	-	-
Change in enacted tax rates	(2,878,715)	(1,363,242)	(602,277)
Valuation allowance	(3,100,377)	(1,068,269)	(545,217)
Future income tax recovery	-	-	-

The realization of income tax benefits related to these future potential tax deductions is uncertain and cannot be viewed as more likely than not.  Accordingly, no future income tax asset has been recognized for accounting purposes.

Future income tax assets consist of the following temporary differences:

	2007	2006	2005
Industrial mineral mines (i)	4,360,723	4,862,490	4,974,118
Property and equipment (i)	(217,100)	(131,768)	-
Non-capital loss carry forwards (ii)	7,891,520	3,843,248	2,815,375
Share issuance costs and other	463,738	887,265	839,965
Asset retirement obligation	420,121	357,390	121,032
Valuation allowance	(12,919,002)	(9,818,625)	(8,750,490)
Future tax assets (net of valuation allowance)	-	-	-

(i)

The Company has undepreciated capital cost allowance of $93,196,839 (2006 - $79,650,754; 2005 - $28,880,000), which may be carried forward indefinitely.

(ii)

Non-capital loss carry forwards of approximately $31,566,081 (2006 - $13,252,000) are available to offset future income.   If unused, they will expire as follows:

2008	$ -
2009	717,000
2010 - 2013	-
2014	949,000
2015	3,094,000
2026	7,086,000
2027	19,720,000

Birch Mountain Resources Ltd.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2007, 2006 and 2005

24.

Segmented information

The Company's principal business segment is Industrial Minerals and is focused on the acquisition, development and operation of its mineral leases and permits for the purpose of manufacturing and selling limestone products.  The Company also engages in ongoing exploration and research of mineral technology.  In identifying these segments, the Company considers the organizational structural and areas of budget responsibility as well as the general corporate philosophy.  The Industrial Minerals division generates its revenue from the sale of limestone products such as aggregates and reagent products.  The Mineral Exploration and Technology division could generate income from the sale of technology patents or significant valuable mineral or metals discoveries.  The accounting for revenue, expense and assets attributed to each segment is based on each transaction, which is coded to separate general ledger department codes for each segment.  The Company’s activities and assets are in Alberta.

	Industrial	Mineral
	Minerals	Exploration	Corporate	Total
2007
Sales	7,698,389	-	-	7,698,389
Cost of sales	13,669,241	-	-	13,669,241
Interest and other income	-	-	169,696	169,696
Expenses	4,790,477	522,306	6,645,920	11,958,703
Stock based compensation	-	-	2,570,175	2,570,175
Interest expense	622,276	-	2,776,366	3,398,642
Amortization of property, plant and equipment,
amortization of mineral properties and accretion of
asset retirement obligation	657,697	4,318	117,421	779,436
Loss	12,041,302	526,624	11,940,186	24,508,112
Expenditures for capital asset additions	3,604,556	525	134,431	3,739,512
Total assets	85,792,112	71,689	10,174,622	96,038,423

Birch Mountain Resources Ltd.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2007, 2006 and 2005

2006
Sales	1,540,564	-	-	1,540,564
Cost of sales	2,195,868	-	-	2,195,868
Interest and other income	-	-	498,028	498,028
Expenses	1,337,572	858,964	4,343,571	6,540,107
Stock based compensation	-	-	2,845,797	2,845,797
Interest expense	35,608	-	329,909	365,517
Amortization of property, plant and equipment,
amortization of mineral properties and accretion of
asset retirement obligation	179,483	5,457	100,637	285,577
Loss	2,207,967	864,421	7,121,886	10,194,274
Expenditures for capital asset additions	18,250,495	-	171,184	18,421,679
Total assets	79,023,053	26,264	5,923,238	84,972,555

2005
Sales	-	-	-	-
Cost of sales	-	-	-	-
Interest and other income	-	-	332,568	332,568
Expenses	-	540,481	3,120,313	3,660,794
Stock based compensation	-	-	1,245,422	1,245,422
Interest expense	-	-	4,746	4,746
Amortization of property, plant and equipment	-	6,214	57,210	63,424
Loss	-	546,695	4,095,123	4,641,818
Expenditures for capital asset additions	112,638	-	196,284	308,922
Total assets	14,424,221	33,798	34,102,833	48,560,852

25.

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

Birch Mountain Resources Ltd.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2007, 2006 and 2005

Interest rate risk

Borrowings under the Company’s operating line of credit are at floating rate interest rates and expose the Company to interest rate risk.  The Company is also exposed to interest rate risk upon maturity and any future refinancings of its fixed rate debt.

26.

Material differences between Canadian and United States generally accepted accounting principles

The consolidated financial statements of the Company have been prepared in accordance with generally accepted accounting principals in Canada (“Canadian GAAP”), which in most respects conform to accounting principles generally accepted in the United States (“U.S. GAAP”). If these consolidated financial statements were prepared in accordance with U.S. GAAP, the impact would be as follows:

Assets	2007	2006
Inventory – Canadian GAAP	4,741,209	5,703,196
Depletion (a)	(210,631)	(464,815)
Stripping costs capitalized (b)	826,613	1,479,787
Writedown	(268,281)	-
Inventory - U.S. GAAP	5,088,910	6,718,168
Other Asset – Canadian GAAP	-	-
Debt issuance costs on convertible debentures (c)	2,672,626	1,468,025
Amortization of debt issuance costs on convertible debentures (c)	(310,915)	(19,441)
Other Asset - U.S. GAAP	2,361,711	1,448,584
Mineral properties – Canadian GAAP	54,765,026	44,608,237
Exploration expenditures capitalized (a)	(26,067,542)	(26,067,542)
Depletion (a)	691,696	670,969
Stripping costs capitalized (b)	(1,971,780)	(1,750,000)
Mineral properties - U.S. GAAP	27,417,320	17,461,664

Liabilities and Shareholders’ Equity	2007	2006
Convertible debentures – Canadian GAAP	58,697,602	28,537,087
Unamortized debt issuance costs (c)	2,144,131	1,264,842
Unamortized discount (c)	5,158,267	4,698,071
Convertible debentures - U.S. GAAP	66,000,000	34,500,000

Birch Mountain Resources Ltd.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2007, 2006 and 2005

26.

Material differences between Canadian and United States generally accepted accounting principles (continued)

Shareholders’ equity – Canadian GAAP	22,043,558	40,241,592
Convertible debenture proceeds allocated to contributed surplus, net of debt issuance costs (c)	(5,858,649)	(4,571,817)
Exploration expenditures capitalized (a)	(26,067,542)	(26,067,542)
Cost of sales – depletion (a)	346,962	72,131
- impairment (a)	(262,281)	-
- stripping costs (b)	(1,104,593)	(229,639)
Accretion of convertible debentures (c)	1,228,878	76,930
Amortization of other asset (c)	(310,915)	(19,441)
Shareholders’ equity - U.S. GAAP	(9,984,582)	9,502,214

Consolidated Statement of Loss	2007	2006	2005
Loss for the year - Canadian GAAP	24,508,112	10,194,274	4,641,818
Exploration expenditures capitalized (a)	-	12,404,894	10,173,279
Cost of sales – depletion (a)	(274,831)	(72,131)	-
- impairment (a)	225,810	-	-
- stripping costs (b)	874,954	229,639	-
Accretion of convertible debentures (c)	(1,151,948)	(76,930)	-
Amortization of other asset (c)	291,474	19,441	-
Loss for the year - U.S. GAAP	24,510,042	22,699,187	14,815,097
Loss per share – U.S. GAAP - Basic and diluted	(0.30)	(0.28)	(0.21)

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

The Company tracks expenditures on its mineral properties as exploration or development and under U.S. GAAP capitalizes costs relating to the development of proven reserves as defined by Securities and Exchange Commission (“SEC”) Industry Guide 7.

Capitalized costs are then assessed to determine if a write-down in the carrying value is necessary and any write-down would be considered an operating expense and included in the determination of operating loss for the period in which the write-down occurred.   During 2007, the Company recorded a further inventory impairment writedown for U.S. GAAP purposes.

Birch Mountain Resources Ltd.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2007, 2006 and 2005

26.

Material differences between Canadian and United States generally accepted accounting principles (continued)

Under Canadian GAAP, the Company was regarded as a production stage enterprise for 2006 and under U.S. GAAP the Company was regarded as an exploration stage enterprise.  On May 24, 2006, management concluded, based on a number of factors including the fact that the Company filed all of the necessary applications to prove it had the legal rights to exploit its mineral leases with their was a reasonable expectation of on-going and further regulatory approvals, sales to various end-users at market prices had occurred and volumes of production and expected orders were significant, that the Hammerstone mineral reserves met SEC Industry Guide 7 requirements for qualification as a reserve.  Subsequent to May 24, 2006, the Company is regarded as a production stage enterprise under Canadian and U.S. GAAP.

For 2004, 2005 and to May 24, 2006, the Company’s reserves did not meet the criteria for proven reserves under SEC Industry Guide 7, therefore, all expenditures on mineral properties capitalized under Canadian GAAP were expensed as operating costs under U.S. GAAP, increasing the losses and loss for each year.

As a result of the difference in capitalized mineral properties under Canadian GAAP and U.S. GAAP, the depletion per unit of production is lower under U.S. GAAP and the resulting adjustments are reflected in inventory, mineral properties and cost of sales.

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

 c)

Under Canadian GAAP, the conversion option embedded in the convertible debentures is presented separately as a component of shareholders’ equity.  Under U.S. GAAP, the embedded conversion option was not subject to bifurcation and was thus presented as a liability along with the balance of the convertible debentures.  The principal accretion occurring under Canadian GAAP was hence not required under U.S. GAAP

Under Canadian GAAP, the financing costs on the convertible debentures are presented as a reduction in the carrying value of the debentures.  Under U.S. GAAP, the debenture is reported at its gross amount and the financing costs are reported as other asset.

Birch Mountain Resources Ltd.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2007, 2006 and 2005

26.

Material differences between Canadian and United States generally accepted accounting principles (continued)

d)

Commencing January 1, 2003, the Company adopted the fair value method of accounting for stock options for both Canadian and U.S. GAAP purposes. The effect of this change was that stock-based compensation is recorded as an expense instead of disclosing the effect of granting options as pro-forma information in the notes to the financial statements. In December 2004, the FASB enacted FAS 123 — revised 2004 (‘‘FAS 123R’’), ‘‘Share-Based Payment’’, which replaces FAS 123 and supersedes APB Opinion No. 25 (‘‘APB 25’’), ‘‘Accounting for Stock Issued to Employees’’. FAS 123R requires the measurement of all employee share-based payments to employees, including grants of employee stock options, using a fair-value-based method and the recording of such expense in the consolidated statements of loss. There was no significant impact on the Company based on the adoption of the new requirements under FAS 123R.

Had the Company adopted the fair value method for its U.S. GAAP disclosure prior to Jan 1, 2003, the following net losses would have been reported:

	2007	2006	2005
Loss for the year - U.S. GAAP	24,510,042	22,699,187	14,815,097
Pro-forma stock compensation	-	54,000	73,012
Pro-forma loss for the year - U.S. GAAP	24,510,042	22,753,187	14,888,109
Pro-forma loss per share - U.S. GAAP – Basic and fully diluted	(0.30)	(0.28)	(0.21)

 e)

For U.S. GAAP cash flow statement purposes, mineral exploration costs would be shown under operating activities rather than under investing activities.

New Accounting Pronouncements for U.S. GAAP

Accounting for Uncertainty in Income Taxes

In June 2006, the FASB issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes” (“FIN 48”), an interpretation of FASB Statement No. 109, “Accounting for Income Taxes”.  FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return.  The Interpretation requires that the Corporation recognize in the financial statements, the impact of a tax position, if that position is more likely than not of being sustained on audit, based on the technical merits of the position.  FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods and disclosure. The provisions of FIN 48 are effective beginning January 1, 2007 with the cumulative effect of the change in accounting principle recorded as an adjustment to the opening balance of deficit.  There is no impact on the December 31, 2007 financial statements.

Birch Mountain Resources Ltd.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2007, 2006 and 2005

26.

Material differences between Canadian and United States generally accepted accounting principles (continued)

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

27.

Subsequent events

Subsequent to year end, 2,456,875 stock options were issued to employees, directors, consultants and officers, 175,000 options were exercised and 2,600,000 stock options were cancelled.

Subsequent to year end, the Company received a legal statement of claim from a former employee for wrongful dismissal, claiming loss of salary damages of approximately $350,000.  The Company is strongly defending this claim as we believe it is without merit and the outcome is not determinable at this time.

Subsequent to year end, the American Stock Exchange approved for listing 16,751,966 shares of common stock, no par value, of the company related to the senior secured convertible debenture referred to in Note 14a.

Birch Mountain Resources Ltd.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2007, 2006 and 2005

28.

Comparative figures

In 2007, the Company reviewed the presentation of revenue and expenses in the income statement and determined it would be a better representation to combine sales and to reclassify some of the indirect quarry costs to cost of sales. The table below outlines the impact on the comparative 2006 figures.

Years Ended December 31	2006 (as reclassified)	2006 (original)
Revenue
Sales	1,540,564	895,455
Cost of sales	2,195,868	989,412
Gross profit	(655,304)	(93,957)
Other limestone sale	-	645,109
	(655,304)	551,152
Expenses
Accretion of debenture discount	76,930	76,930
Accretion of financing fees	-	-
Amortization of property plant and equipment, amortization of mineral properties and accretion of asset retirement obligation	285,577	285,577
Interest, bank charges and foreign exchange (gain)/loss	196,939	196,939
Long term interest	168,578	168,578
Mineral exploration costs	858,964	858,964
Office	458,806	458,806
Professional fees	1,474,021	1,474,021
Indirect quarry costs	1,337,572	2,544,028
Salaries, wages and benefits	1,052,387	1,052,387
Shareholder services and marketing	1,281,427	1,281,427
Stock-based compensation	2,845,797	2,845,797
	10,036,998	11,243,454
Loss before other income	(10,692,302)	(10,692,302)

ITEM 19

EXHIBITS

EXHIBIT NO.
1.1	Articles of Amalgamation (1)
1.2	By-Law No. 1 (1)
2.1	Shareholders Rights Plan Agreement (1)
4.1	Stock Option Plan of the Company dated November 2, 1994 (1)
4.2	Stock Option Plan of the Company dated March 27, 2002 (2)
4.3	Amended 1994 Stock Option Plan of the Company dated May 8, 2003 (2)
4.4	Amended 2002 Stock Option Plan of the Company dated May 8, 2003 (2)
4.5	Stock Option Plan of the Company dated May 7, 2004 (3)
4.6	Employment Contract with Douglas J. Rowe (1)
4.7	Finders Fee Agreement between the Company and American Precious Metals Inc. dated June 24, 1999 (1)
4.8	Shareholders Rights Plan Agreement dated March 28, 2005 (4)
11.1	Code of Business Conduct and Ethics (3)
11.2	Code of Conduct
12.1	Certification of Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2	Certification of Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1	Certification of Principal Executive Officer Pursuant to 18 U.S.C. Section 1350, As Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2	Certification of Principal Financial Officer Pursuant to 18 U.S.C. Section 1350, As Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.3	Map of permits, leases and lease applications as at December 31, 2007.
13.4	Map of the proposed East Athabasca Highway and South Haul Road

(1)	Previously filed by the Company as part of its Registration Statement on Form 20-F filed on September 29, 2000 (SEC File No. 0-31645)
(2)	Previously filed by the Company as part of its Form 20-F filed on June 30, 2003 (SEC File No. 0-31645)
(3)	Previously filed by the Company as part of its Form 20-F filed on June 29, 2004 (SEC File No. 0-31645)
(4)	Previously filed by the Company as part of its Form 20-F filed on June 28, 2005 (SEC File No. 0-31645)

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

BIRCH MOUNTAIN RESOURCES LTD.

Date: April 2, 2008
	By:	/s/ Douglas J. Rowe
Douglas J. Rowe
Chief Executive Officer