Form 20-F/A
period 2006-12-31
BIRCH MOUNTAIN RESOURCES LTD
filed 2008-06-06
CIK 1006224

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F/A
(Amendment No. 2)

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

EXPLANATORY NOTE

This amendment no.2 to our annual report on Form 20-F for the fiscal year ended December 31, 2006 is being filed to respond to comments received from the Securities and Exchange Commission and from Canadian Securities Regulators.

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

Capital Cost

The revised capital plan for Hammerstone presented in the 2007 Project Update was prepared using the quarry and aggregate plant information contained in the 2006 Technical Report, and new information and cost estimates prepared by independent qualified person Mr. John Macfadyen, P.E., principle of Phoenix Process Engineering, Inc. for the limestone-processing complex. The total capital cost estimate over the life of the project is now estimated to be $437 million (down from $536 million in 2006), which covers the direct field costs of executing four crushing plants, two flash calciners, one activation plant, three calcining plants, and the indirect costs associated with design, construction and commissioning.  Based on the 2007 Project Update, the estimated capital spending requirements for 2007 to 2011 are $108 million, down from the $229 million estimate in 2006 Technical Report.  Interest and financing costs during construction are excluded. The 2007 capital cost estimates for the Hammerstone Project are summarized in Table 4-1.

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

Limestone reserve estimates from the 2006 Technical Report are summarized in Table 4-6. The reserves listed meet the sales forecast feed requirements for the estimated 55-year life of the quarry. The reserves for the rock delineated within the boundaries of the approved and permitted Muskeg Valley Quarry are included in the larger footprint of the Hammerstone Project and in the reserves computed in the 2006 Technical Report and shown in Table 4-6.

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

If these consolidated financial statements were prepared in accordance with U.S. GAAP, the impact would be as follows:
		2006	2005
Mineral properties – Canadian GAAP		44,608,237	13,662,648
Exploration expenditures capitalized (a)		(26,067,542)	(13,662,648)
Depletion (a)		670,969	-
Stripping costs capitalized during operations (b)		(1,750,000)	-
Mineral properties - U.S. GAAP		17,461,664	-

		2006	2005
Inventory – Canadian GAAP		5,703,196	-
Depletion (a)		(464,815)	-
Stripping costs capitalized during operations (b)		1,479,787	-
Inventory - U.S. GAAP		6,718,168	-

		2006	2005
Convertible debentures – Canadian GAAP		28,537,087	-
Debt issuance costs		1,264,842	-
Unamortized discount (c)		4,698,071	-
		34,500,000	-
Unamortized debt issuance costs		(1,448,584)	-
Convertible debentures - U.S. GAAP		33,051,416	-

Shareholders’ equity – Canadian GAAP		40,241,592	41,435,199
Exploration expenditures capitalized (a)		(26,067,542)	(13,662,648)
Accretion of convertible debentures (c)		57,489	-
Unamortized discount of convertible debentures (c)		(4,698,071)	-
Cost of sales – depletion (a)		72,131	-
– stripping costs (b)		(229,639)	-
Shareholders’ equity - U.S. GAAP		9,375,960	27,772,551

The impact on the consolidated statement of loss would be as follows:
	2006	2005	2004
Loss for the year - Canadian GAAP	10,194,274	4,641,818	2,887,057
Exploration expenditures capitalized (a)	12,404,894	10,173,279	3,153,233
Cost of sales – depletion (a)	(72,131)	-	-
– stripping costs (b)	229,639	-	-
Accretion of convertible debentures (c)	(57,489)	-	-
Loss for the year - U.S. GAAP	22,699,187	14,815,097	6,040,290
Loss per share - U.S. GAAP
Basic and fully diluted	(0.28)	(0.21)	(0.11)

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

Management has determined that stripping costs prior to production beginning on May 24, 2006, which are included in site preparation costs under Canadian GAAP, would be expensed as exploration expenditures under U.S. GAAP.  Further, stripping costs during production, which are capitalized under Canadian GAAP as betterment of the mineral property, would be expensed under U.S. GAAP.

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

Code of Conduct (5)

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

13.1

Certification of Principal Executive Officer Pursuant to 18 U.S.C. Section 1350, As Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2

Certification of Principal Financial Officer Pursuant to 18 U.S.C. Section 1350, As Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.3

Consent from Myers Norris Penny LLP for December 31, 2004 and 2003.(5)

13.4

Consent from Ernst and Young LLP for December 31, 2006 and 2005.(5)

13.5

Map of permits, leases and lease applications as at December 31, 2006.

(1)	Previously filed by the Company as part of its Registration Statement on Form 20-F filed on September 29, 2000 (SEC File No. 0-31645)
(2)	Previously filed by the Company as part of its Form 20-F filed on June 30, 2003 (SEC File No. 0-31645)
(3)	Previously filed by the Company as part of its Form 20-F filed on June 29, 2004 (SEC File No. 0-31645)
(4)	Previously filed by the Company as part of its Form 20-F filed on June 28, 2005 (SEC File No. 0-31645)
(5)	Previously filed by the Company as part of its Form 20-F filed on April 2, 2007 (SEC File No. 0-31645)

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Amendment No. 2 to the Form 20-F annual report on its behalf.

BIRCH MOUNTAIN RESOURCES LTD.

Date: May 29, 2008
By: /s/ Douglas J. Rowe
Douglas J. Rowe
President and Chief Executive Officer