Form 20-F/A
period 2007-12-31
BIRCH MOUNTAIN RESOURCES LTD
filed 2008-06-06
CIK 1006224

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

Yes ☐                         No ☒

EXPLANATORY NOTE

This amendment no.1 to our annual report on Form 20-F for the fiscal year ended December 31, 2007 is being filed to respond to comments received from the Securities and Exchange Commission and from Canadian Securities Regulators.

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

Co-founder of Birch Mountain Resources, Doug was the President and Chairman of the Board of Brougham Geoquest Ltd. from 1984 to April 2007 and has previously developed innovative technology for mineral and hydrocarbon exploration.  He has been involved in oil and gas exploration as President of Brougham Energy Corporation and has provided engineering consulting services to the petroleum industry. Mr. Rowe is currently a director of Dumont Nickel Inc. and Energy Exploration Technologies Inc.

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

From 2000 to 2003, Mr. Shelley was the Executive Vice-President of Advisory Services at Meyers Norris Penny LLP, a public accounting firm, and President of the Tamarack Group Ltd., a corporate finance company. Mr. Shelley is the President of SRG Capital Ltd., a private investment firm.  Since December 2007, Mr. Shelley has been the Vice President, Finance and Chief Financial Officer for Golder Associates Corporation. Mr. Shelley is currently a director of Quorum Information Technologies Inc., Gemini Explorations Inc. and Subway Developments 2000 Inc.

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

Birch Mountain Resources Ltd.
Independent Auditor's Report on the Financial Statements

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

Years Ended December 31	2006 (as reclassified)	2006 (original)
Revenue
Sales	1,540,564	895,455
Cost of sales	2,195,868	989,412
Gross profit	(655,304)	(93,957)
Other limestone sale	-	645,109
	(655,304)	551,152
Expenses
Accretion of debenture discount	76,930	76,930
Accretion of financing fees	-	-
Amortization of property plant and equipment, amortization of mineral properties and accretion of asset retirement obligation	285,577	285,577
Interest, bank charges and foreign exchange (gain)/loss	196,939	196,939
Long term interest	168,578	168,578
Mineral exploration costs	858,964	858,964
Office	458,806	458,806
Professional fees	1,474,021	1,474,021
Indirect quarry costs	1,337,572	2,544,028
Salaries, wages and benefits	1,052,387	1,052,387
Shareholder services and marketing	1,281,427	1,281,427
Stock-based compensation	2,845,797	2,845,797
	10,036,998	11,243,454
Loss before other income	(10,692,302)	(10,692,302)

ITEM 19

EXHIBITS

EXHIBIT NO.
1.1	Articles of Amalgamation (1)
1.2	By-Law No. 1 (1)
2.1	Shareholders Rights Plan Agreement (1)
4.1	Stock Option Plan of the Company dated November 2, 1994 (1)
4.2	Stock Option Plan of the Company dated March 27, 2002 (2)
4.3	Amended 1994 Stock Option Plan of the Company dated May 8, 2003 (2)
4.4	Amended 2002 Stock Option Plan of the Company dated May 8, 2003 (2)
4.5	Stock Option Plan of the Company dated May 7, 2004 (3)
4.6	Employment Contract with Douglas J. Rowe (1)
4.7	Finders Fee Agreement between the Company and American Precious Metals Inc. dated June 24, 1999 (1)
4.8	Shareholders Rights Plan Agreement dated March 28, 2005 (4)
11.1	Code of Business Conduct and Ethics (3)
11.2	Code of Conduct (5)
12.1	Certification of Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2	Certification of Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1	Certification of Principal Executive Officer Pursuant to 18 U.S.C. Section 1350, As Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2	Certification of Principal Financial Officer Pursuant to 18 U.S.C. Section 1350, As Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.3	Map of permits, leases and lease applications as at December 31, 2007. (5)
13.4	Map of the proposed East Athabasca Highway and South Haul Road (5)

(1)	Previously filed by the Company as part of its Registration Statement on Form 20-F filed on September 29, 2000 (SEC File No. 0-31645)
(2)	Previously filed by the Company as part of its Form 20-F filed on June 30, 2003 (SEC File No. 0-31645)
(3)	Previously filed by the Company as part of its Form 20-F filed on June 29, 2004 (SEC File No. 0-31645)
(4)	Previously filed by the Company as part of its Form 20-F filed on June 28, 2005 (SEC File No. 0-31645)
(5)	Previously filed by the Company as part of its Form 20-F filed on April 3, 2008 (SEC File No. 0-31645)

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

BIRCH MOUNTAIN RESOURCES LTD.
Date: April 2, 2008
	By:	/s/ Douglas J. Rowe
Douglas J. Rowe
Chief Executive Officer